Registration No.  33-

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 26, 1996
================================================================================
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-14

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                  Pre-Effective Amendment No.
                                                                    |_|
                  Post-Effective Amendment No.
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                        (Check appropriate box or boxes)

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                Exact name of Registrant as Specified in Charter:

                          VOYAGEUR INVESTMENT TRUST II

                         Area Code and Telephone Number:

                                 (612) 376-7000

                     Address of Principal Executive Offices:

                             90 South Seventh Street
                                   Suite 4400
                          Minneapolis, Minnesota 55402

                     Name and Address of Agent for Service:

                             Thomas J. Abood, Clerk
                          Voyageur Investment Trust II
                             90 South Seventh Street
                                   Suite 4400
                          Minneapolis, Minnesota 55402

                                    COPY TO:

                           Kathleen L. Prudhomme, Esq.
                              Dorsey & Whitney LLP
                             220 South Sixth Street
                          Minneapolis, Minnesota 55402

                  Approximate Date of Proposed Public Offering:
As soon as possible following the effective date of this Registration Statement.
               It is proposed that this filing become effective on April 25, 1996 (30 days after filing) pursuant to Rule 488.

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No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940. Registrant is filing as an exhibit to this Registration Statement a copy of its earlier declaration under Rule 24f-2. Registrant filed its Rule 24f-2 Notice on February 26, 1996 for its most recent fiscal year ended December 31, 1995.
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                          VOYAGEUR INVESTMENT TRUST II

                       REGISTRATION STATEMENT ON FORM N-14

                              CROSS REFERENCE SHEET
                          (AS REQUIRED BY RULE 481(A))

PART A OF FORM N-14                                              PROSPECTUS/PROXY STATEMENT CAPTION
-------------------                                              ----------------------------------
1.   Beginning  of  Registration  Statement and Outside Front
     Cover Page ofProspectus...................................  Cross Reference Sheet and Cover Page

2.   Beginning and Outside Back Cover Pageof Prospectus........  Table of Contents

3.   Synopsis Information and Risk Factors.....................  Summary; Principal Risk Factors

4.   Information about the Transaction.........................  Summary; Information About the Reorganization;
                                                                 Voting Information

5.   Information about the Registrant..........................  Inside Front Cover; Incorporation by Reference;
                                                                 Summary; Comparison of Investment Objectives,
                                                                 Policies and Restrictions; Other Information About
                                                                 Mackenzie Fund and Voyageur Fund

6.   Information about the Company being
     Acquired..................................................  Incorporation by Reference; Summary;
                                                                 Comparison of Investment Objectives,
                                                                 Policies and Restrictions; Other Information
                                                                 About Mackenzie Fund and Voyageur Fund

7.   Voting Information........................................  Summary; Information About the Reorganization;
                                                                 Voting Information

8.   Interest of Certain Persons and Experts...................  Voting Information

9.   Additional Information....................................  Not Applicable

                                                                 STATEMENT OF ADDITIONAL
PART B OF FORM N-14                                              INFORMATION CAPTION
-------------------                                              -------------------
10.  Cover Page................................................  Cover Page

11.  Table of Contents.........................................  Not Applicable

12.  Additional Information about the Registrant...............  Cover Page (Incorporation by Reference)

13.  Additional Information about the Company
     Being Acquired............................................  Cover Page (Incorporation by Reference)

14.  Financial Statements......................................  Financial Statements

PART C OF FORM N-14
-------------------

Information required to be included in Part C is set forth under the appropriate item in Part C of this Registration Statement.


                          VOYAGEUR INVESTMENT TRUST II
                       REGISTRATION STATEMENT ON FORM N-14


                                     PART A


                               PRESIDENT'S LETTER

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                           PROSPECTUS/PROXY STATEMENT

      PROSPECTUS DATED MARCH 1, 1995, AS SUPPLEMENTED NOVEMBER 9, 1995, OF
                   VOYAGEUR FLORIDA LIMITED TERM TAX FREE FUND
                   (A SERIES OF VOYAGEUR INVESTMENT TRUST II)
                [TO BE DELIVERED WITH PROSPECTUS/PROXY STATEMENT]

             PROSPECTUS DATED OCTOBER 27, 1995 OF MACKENZIE FLORIDA
                           LIMITED TERM MUNICIPAL FUND
                      (A SERIES OF MACKENZIE SERIES TRUST)
           [INCORPORATED BY REFERENCE INTO PROSPECTUS/PROXY STATEMENT]

                  [MACKENZIE INVESTMENT MANAGEMENT LETTERHEAD]

                  MACKENZIE FLORIDA LIMITED TERM MUNICIPAL FUND
                           VIA MIZNER FINANCIAL PLAZA
                            700 SOUTH FEDERAL HIGHWAY
                            BOCA RATON, FLORIDA 33432


Dear Shareholder:

     You are cordially invited to attend a Special Meeting of Shareholders of Mackenzie Florida Limited Term Municipal Fund ("Mackenzie Fund"), a series of the Mackenzie Series Trust ("Mackenzie Trust") to be held on Tuesday, May 28, 1996 at 10:00 a.m. Eastern Time, at the offices of Mackenzie Fund, for the purpose of considering and voting upon a proposed Agreement and Plan of Reorganization for Mackenzie Fund.

     If the Plan is approved by the shareholders of Mackenzie Fund, all or substantially all of the assets and all identified and stated liabilities of Mackenzie Fund will be exchanged for shares of beneficial interest of Voyageur Florida Limited Term Tax Free Fund ("Voyageur Fund") having an aggregate net asset value equal to the value of Mackenzie Fund's aggregate net assets transferred to Voyageur Fund. In the reorganization, you will receive Class A or Class B shares of Voyageur Fund, respectively, having a net asset value equal to the value of your Class A or Class B Mackenzie Fund shares.

     Voyageur Fund is the sole outstanding series of Voyageur Investment Trust II, an open-end diversified management investment company located in Minneapolis, Minnesota. Voyageur Fund Managers, Inc. ("VFM") acts as the investment adviser to Voyageur Fund. As of December 31, 1995, VFM served as the investment adviser to six closed-end and 29 open-end funds, administered numerous private accounts and managed approximately $8.16 billion in assets.

     The investment objectives of Mackenzie Fund and Voyageur Fund are similar in that both seek to provide shareholders with income that is exempt from federal income tax and both Funds seek to select investments that will enable shares to be exempt from the Florida intangible personal property tax. Shareholders should carefully consider, however, both the similarities and the differences between the investment objectives, policies and restrictions of the two Funds. These similarities and differences, as well as other important information concerning the proposed combination of the Funds, are described in detail in the Prospectus/Proxy Statement, which you are encouraged to review carefully.

     THE BOARD OF TRUSTEES OF MACKENZIE TRUST UNANIMOUSLY RECOMMENDS APPROVAL OF THE PLAN. Approval of the Plan will require the affirmative vote of the holders of a majority of the outstanding shares of each class of Mackenzie Fund, voting as separate classes. We urge you to take the time to consider this important matter and vote now. Whether or not you expect to attend the meeting, please sign and promptly return the enclosed proxy in the enclosed postage-prepaid envelope. Your prompt response will insure that your shares are counted at the meeting.

                                        Sincerely,



                                        Michael G. Landry
                                        President of the Mackenzie Series Trust


                  MACKENZIE FLORIDA LIMITED TERM MUNICIPAL FUND
                         A SEPARATELY MANAGED SERIES OF
                             MACKENZIE SERIES TRUST
                           VIA MIZNER FINANCIAL PLAZA
                            700 SOUTH FEDERAL HIGHWAY
                            BOCA RATON, FLORIDA 33432
                            ------------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                             TO BE HELD MAY 28, 1996
                                                                  April 26, 1996

To the Shareholders of Mackenzie Florida Limited Term Municipal Fund:

     NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Mackenzie Florida Limited Term Municipal Fund ("Mackenzie Fund"), a separately managed series of Mackenzie Series Trust ("Mackenzie Trust"), will be held at 10:00 a.m. Eastern time, on Tuesday, May 28, 1996, at the offices of Mackenzie Fund, Via Mizner Financial Plaza, 700 South Federal Highway, Boca Raton, Florida 33432. The purpose of the special meeting is as follows:

     1.   To   consider   and  vote  on  a  proposed   Agreement   and  Plan  of
          Reorganization (the "Plan") providing for (a) the acquisition of substantially all of the assets and the assumption of all liabilities of Mackenzie Fund by Voyageur Limited Term Tax Free Fund ("Voyageur Fund"), in exchange for shares of beneficial interest of Voyageur Fund having an aggregate net asset value equal to the aggregate value of the assets acquired (less liabilities assumed) of Mackenzie Fund and
          (b) the liquidation of Mackenzie Fund and the pro rata distribution of Voyageur Fund shares to Mackenzie Fund shareholders. Under the Plan, Mackenzie Fund shareholders will receive the same class of shares of Voyageur Fund that they held in Mackenzie Fund, having a net asset value equal as of the effective time of the Plan to the net asset value of their Mackenzie Fund shares.

     2. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

     Even if Mackenzie Fund shareholders vote to approve the Plan, consummation of the Plan is subject to certain other conditions. See "Information About the Reorganization --Plan of Reorganization" in the attached Prospectus/Proxy Statement.

     THE BOARD OF TRUSTEES OF MACKENZIE TRUST UNANIMOUSLY RECOMMENDS APPROVAL OF THE PLAN.

     The close of business on April 4, 1996 has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the meeting and any adjournments or postponements thereof.

     WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE. IN ORDER TO AVOID THE ADDITIONAL EXPENSE OF FURTHER SOLICITATION, WE RESPECTFULLY ASK FOR YOUR COOPERATION IN MAILING IN YOUR PROXY PROMPTLY. If you are present at the meeting, you may then revoke your proxy and vote in person, as explained in the Prospectus/Proxy Statement in the section entitled "Voting Information."

                                        By Order of the Board of Trustees,

                                        C. WILLIAM FERRIS
                                        SECRETARY


                           PROSPECTUS/PROXY STATEMENT
                              DATED APRIL 26, 1996

                          ACQUISITION OF THE ASSETS OF

                  MACKENZIE FLORIDA LIMITED TERM MUNICIPAL FUND
                         A SEPARATELY MANAGED SERIES OF
                             MACKENZIE SERIES TRUST
                           VIA MIZNER FINANCIAL PLAZA
                            700 SOUTH FEDERAL HIGHWAY
                            BOCA RATON, FLORIDA 33432

                        BY AND IN EXCHANGE FOR SHARES OF

                   VOYAGEUR FLORIDA LIMITED TERM TAX FREE FUND
                         THE SOLE OUTSTANDING SERIES OF
                          VOYAGEUR INVESTMENT TRUST II
                             90 SOUTH SEVENTH STREET
                                   SUITE 4400
                          MINNEAPOLIS, MINNESOTA 55402


     This Prospectus/Proxy Statement is being furnished to the shareholders of Mackenzie Florida Limited Term Municipal Fund ("Mackenzie Fund"), a separately managed series of Mackenzie Series Trust ("Mackenzie Trust"), in connection with a special meeting (the "Meeting") of the shareholders of Mackenzie Fund to be held at the offices of Mackenzie Fund on May 28, 1996, for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders. This Prospectus/Proxy Statement is first being mailed to shareholders of Mackenzie Fund on or about April 26, 1996. Information concerning the voting rights of each Mackenzie Fund shareholder is set forth under "Voting Information" below. Representatives of Mackenzie Investment Management Inc., the investment adviser and manager of Mackenzie Fund, or of its affiliates, may, without cost to Mackenzie Fund, solicit proxies for management of Mackenzie Fund by means of mail, telephone, or personal calls. In addition, the services of a third-party proxy solicitation firm may be utilized, with such firm's expenses allocated between and borne by Mackenzie Fund and Voyageur Florida Limited Term Tax Free Fund ("Voyageur Fund") as described under "Information About the Reorganization--Plan of Reorganization" below. Persons holding shares as nominees will, upon request, be reimbursed for their reasonable expenses incurred in sending proxy soliciting materials on behalf of the Board of Trustees to their principals.

     As set forth in the Notice of Special Meeting of Shareholders, this Prospectus/Proxy Statement relates to a proposed Agreement and Plan of Reorganization (the "Plan") providing for (a)the acquisition of substantially all of the assets and the assumption of all stated and identified liabilities of Mackenzie Fund by Voyageur Fund, the sole outstanding series of Voyageur Investment Trust II ("Voyageur Trust"), in exchange for shares of beneficial interest of Voyageur Fund having an aggregate net asset value equal to the aggregate value of the assets acquired (less liabilities assumed) of Mackenzie Fund, and (b) the liquidation of Mackenzie Fund and the pro rata distribution of its holdings of Voyageur Fund shares to Mackenzie Fund shareholders. Mackenzie Fund and Voyageur Fund are sometimes referred to herein, individually, as a "Fund," or together, as the "Funds."

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

     As a result of the transactions contemplated by the Plan (collectively, the "Reorganization"), each shareholder of Mackenzie Fund will receive Voyageur Fund shares of the same class that he or she held in Mackenzie Fund, with an aggregate net asset value equal as of the effective time of the Plan to the aggregate net asset value of their Mackenzie Fund shares. The Reorganization is being structured as a tax-free reorganization so that no income, gain or loss will be recognized by Mackenzie Fund or its shareholders as a result thereof
(except that Mackenzie Fund contemplates that it will make a distribution immediately prior to the Reorganization of all of its current year net tax-exempt income, ordinary taxable income and net realized capital gains, if any, not previously distributed, and any portion of this distribution which does not constitute an exempt-interest dividend will be taxable to Mackenzie Fund shareholders subject to taxation). The shareholders of Mackenzie Fund are being asked to vote on the proposed Plan and Reorganization at the Meeting.

     In addition to the approval of the Plan and Reorganization by Mackenzie Fund shareholders, the consummation of the Reorganization is subject to certain other conditions. See "Information About the Reorganization -- Plan of Reorganization."

     Voyageur Fund is the sole outstanding series of the Voyageur Trust, an open-end management investment company which may offer its shares in multiple series. The investment objective of Voyageur Fund is to provide investors with preservation of capital and, secondarily, current income exempt from federal income tax by maintaining a weighted average portfolio maturity of ten years or less. Voyageur Fund will seek generally to select investments that will enable its shares to be exempt from the Florida intangible personal property tax. It is a fundamental policy of Voyageur Fund that 80% of its income distributions be exempt from federal income tax. Up to 20% of the securities owned by Voyageur Fund may generate interest that is an item of tax preference for purposes of federal alternative minimum tax. The investment objectives, policies and restrictions of both Funds are described and compared below under "Information About Mackenzie Fund and Voyageur Fund -- Comparison of Investment Objectives, Policies and Restrictions."

     This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about the proposed Plan and Reorganization and about Voyageur Fund and its affiliates that each Mackenzie Fund shareholder should know prior to voting on the proposed Plan and Reorganization.

                           INCORPORATION BY REFERENCE

     The documents listed in items 1 and 2 below, which have been filed with the Securities and Exchange Commission (the "Commission"), are incorporated herein by reference to the extent noted below. A Statement of Additional Information dated April 26, 1996 relating to this Prospectus/Proxy Statement has been filed with the Commission and is also incorporated by reference into this Prospectus/Proxy Statement. A copy of the Statement of Additional Information, and of each of the documents listed in items 2 through 7 below, is available upon request and without charge by writing to Voyageur Fund at 90 South Seventh Street, Suite 4400, Minneapolis, Minnesota 55402, or by calling (800) 553-2143. The documents listed in items 3 through 7 below are incorporated by reference into the Statement of Additional Information and such items will be provided with any copy of the Statement of Additional Information which is requested. Any documents requested will be sent within one business day of receipt of the request by first class mail or other means designed to ensure equally prompt delivery.

     1. The Prospectus dated March 1, 1995, as supplemented November 9, 1995, of Voyageur Fund is incorporated herein in its entirety by reference, and a copy thereof accompanies this Prospectus/Proxy Statement.

     2.   The   Prospectus   dated  October  27,  1995,  of  Mackenzie  Fund  is
          incorporated herein in its entirety by reference.

     3. The Statement of Additional Information dated March 1, 1995, as supplemented October 29, 1995, of Voyageur Fund is incorporated by reference in its entirety in the Statement of Additional Information relating to this Prospectus/Proxy Statement.

     4. The Annual Report of Voyageur Fund for the fiscal year ended December 31, 1995 is incorporated by reference in its entirety in the Statement of Additional Information relating to this Prospectus/Proxy Statement.

     5. The Statement of Additional Information dated October 27, 1995, as supplemented January 1, 1996, of Mackenzie Fund is incorporated by reference in its entirety in the Statement of Additional Information relating to this Prospectus/Proxy Statement.

     6. The Annual Report of Mackenzie Fund for the fiscal year ended June 30, 1995 is incorporated by reference in its entirety in the Statement of Additional Information relating to this Prospectus/Proxy Statement.

     7. The unaudited Semi-Annual report of Mackenzie Fund for the six month period ended December 31, 1995 is incorporated by reference in its entirety in the Statement of Additional Information relating to this Prospectus/Proxy Statement.

Also accompanying and attached to this Prospectus/Proxy Statement as Exhibit A is a copy of the Plan for the proposed Reorganization.

                                     SUMMARY

     This summary is qualified in its entirety by reference to the additional information contained elsewhere in this Prospectus/Proxy Statement and in the documents incorporated by reference herein, and by reference to the Plan, a copy of which is attached to this Prospectus/Proxy Statement as Exhibit A. Mackenzie Fund shareholders should review the accompanying documents carefully in connection with their review of this Prospectus/Proxy Statement.

PROPOSED REORGANIZATION

     The Plan provides for (a) the acquisition of substantially all of the assets and the assumption of all identified and stated liabilities of Mackenzie Fund by Voyageur Fund in exchange for shares of beneficial interest of Voyageur Fund having an aggregate net asset value equal to the aggregate value of the assets acquired (less liabilities assumed) of Mackenzie Fund and (b) the liquidation of Mackenzie Fund and the pro rata distribution of its holdings of Voyageur Fund shares to Mackenzie Fund shareholders as of the effective time of the Reorganization (the close of normal trading on the New York Stock Exchange, currently 4:00 p.m. Eastern Time, five business days after the Plan is approved by Mackenzie Fund shareholders, or such later date as provided for in the Plan) (such time and date, the "Effective Time"). As a result of the Reorganization, each shareholder of Mackenzie Fund will receive Voyageur Fund shares of the same class that he or she held in Mackenzie Fund with an aggregate net asset value equal to the aggregate net asset value of the shareholder's Mackenzie Fund shares as of the Effective Time. See "Information About the Reorganization."

     For the reasons set forth below under "Information About the Reorganization -- Reasons for the Reorganization," the Board of Trustees of Mackenzie Fund, including all of the "non-interested" Trustees, as that term is defined in the Investment Company Act of 1940, as amended (the "1940 Act"), has approved the Reorganization and has submitted the Plan for approval by Mackenzie Fund shareholders.

     The Board of Trustees of Voyageur Fund has also concluded that the Reorganization would be in the best interests of Voyageur Fund's existing shareholders and has therefore approved the Reorganization on behalf of Voyageur Fund.

     Approval of the Plan and Reorganization will require the affirmative vote of a majority of the outstanding shares of each class of Mackenzie Fund, voting as separate classes.

TAX CONSEQUENCES

     Prior to completion of the Reorganization, Mackenzie Fund will have received from Dorsey & Whitney LLP, counsel to Voyageur Fund, an opinion that, upon the Reorganization, no gain or loss will be recognized by Mackenzie Fund or its shareholders for federal income tax purposes. The holding period and aggregate tax basis of Voyageur Fund shares that are received by each Mackenzie Fund shareholder will be the same as the holding period and aggregate tax basis of Mackenzie Fund shares previously held by such shareholders. In addition, the holding period and tax basis of the assets of Mackenzie Fund in the hands of Voyageur Fund as a result of the Reorganization will be the same as in the hands of Mackenzie Fund immediately prior to the Reorganization. See "Information About the Reorganization -- Federal Income Tax Consequences."

INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS

     Mackenzie Fund and Voyageur Fund are both non-diversified, open-end investment company series with investment objectives which are similar.

     * The primary investment objective of Mackenzie Fund is to seek as high a level of interest income exempt from federal income taxes as is consistent with the preservation of shareholders' capital.

     * Voyageur Fund's investment objective is to provide investors with preservation of capital and, secondarily, current income exempt from federal income tax by maintaining a weighted average portfolio maturity of ten years or less.

     The investment policies of Mackenzie Fund and Voyageur Fund are similar but not identical.

     * Mackenzie Fund attempts to achieve its objective by investing primarily in tax-exempt limited term municipal securities exempt from both regular federal income taxes, in the opinion of bond counsel to the issuer, and Florida intangible personal property taxes. As a fundamental policy, at least 80% of the Fund's net assets is invested, during periods of normal market conditions, in debt obligations issued by or on behalf of the State of Florida and its political subdivisions (agencies, authorities and instrumentalities), and the governments of Puerto Rico, the U.S. Virgin Islands and Guam, the interest on which is exempt from regular federal income tax and is not a tax preference item under the federal alternative minimum tax, and the value of which is exempt from Florida intangible personal property taxes ("Florida municipal securities"). Mackenzie Fund ordinarily does not intend to realize investment income from securities other than Florida municipal securities. However, to the extent that Florida municipal securities are not readily available for investment by Mackenzie Fund, the Fund may invest more than 20% of its net assets in securities other than Florida municipal securities the interest on which is, in the opinion of bond counsel to the issuer, exempt from federal income tax.

          In normal market conditions, Voyageur Fund seeks to achieve its investment objective by investing primarily in debt obligations issued by or on behalf of the State of Florida or a U.S. territory or their agencies, instrumentalities, municipalities and political subdivisions, the interest payable on which is, in the opinion of bond counsel, excludable from gross income for purposes of federal income tax and which qualify as assets exempt from the Florida intangible personal property tax. It is a fundamental policy of Voyageur Fund that 80% of its income distributions be exempt from federal income tax. During times of adverse market conditions when a defensive investment posture is warranted, Voyageur Fund may temporarily select investments without regard to the foregoing policy. However, Voyageur Fund anticipates that, in normal market conditions, substantially all of its assets will be invested in securities the interest on which is exempt from federal income tax.

     * Under normal market conditions, Mackenzie Fund will invest no more than 20% of its net assets in obligations the interest from which gives rise to a preference item for the purpose of the federal alternative minimum tax. Similarly, up to 20% of the securities owned by Voyageur Fund may generate interest that is an item of tax preference for purposes of the federal alternative minimum tax.

     * Mackenzie Fund will not invest more than 5% of its net assets in obligations of each of the U.S. Virgin Islands and Guam, but may invest without limit in obligations of Puerto Rico. Although Voyageur Fund's investment in the obligations of such territories is not limited, it currently does not hold any such obligations.

     * Mackenzie Fund expects to maintain a dollar-weighted average portfolio maturity of three to six years and will purchase only instruments with remaining maturities of ten years or less. As noted above, Voyageur Fund's investment objective provides that the Fund will maintain a weighted average portfolio maturity of ten years or less.

     * Mackenzie Fund may purchase (a) municipal securities that are backed by the full faith and credit of the United States Government; (b) notes rated MIG-1 or MIG-2 by Moody's Investors Service, Inc. ("Moody's") or AAA, AA, A, SP-1 or SP-2 by Standard & Poor's Ratings Services ("S&P"), (c) municipal bonds rated Aaa, Aa or A by Moody's or AAA, AA or A by S&P; (d) other types of municipal securities provided that such obligations are rated A-1 or A-2 by S&P or Prime-1 or Prime-2 by Moody's; and (e) municipal securities that are themselves unrated, but either are issued by an entity that has other municipal securities outstanding that meet one of the minimum rating requirements listed above, or are of equivalent investment quality as determined by the Fund's investment adviser pursuant to guidelines established and maintained in good faith by the Board of Trustees.

          Voyageur Fund may invest without limitation in securities rated "investment grade," i.e., within the four highest investment grades, at the time or investment by Moody's or S&P or, if unrated, judged by the Fund's investment adviser to be of comparable quality. Up to 20% of the tax-exempt obligations purchased by Voyageur Fund may be rated lower than investment grade; however all bond must by rated "B" or better by Moody's or S&P (or, if unrated, judged by the Fund's investment adviser to be of comparable quality). Such bonds are often referred to as "junk" bonds or "high yield" bonds. Bonds rated below BBB or Baa have a greater vulnerability to default than higher grade bonds. See "Principal Risk Factors" for a discussion of the risks of investing in lower grade tax-exempt obligations.

     * Both Funds may invest in repurchase agreements, purchase securities on a "when-issued" basis and borrow money from banks for temporary or emergency purposes (in an amount equal to 20% of total assets for Voyageur Fund and 10% of total assets for Mackenzie Fund).

     * Voyageur Fund may enter into reverse repurchase agreements, may write (i.e., sell) covered put and call options and purchase put and call options on the securities in which it may invest and on indices of securities in which it may invest, may enter into futures contracts and may purchase and sell options on futures transactions. Mackenzie Fund may not enter into such transactions.

     The Funds' investment objectives, policies and restrictions are described and compared in further detail herein under "Information About Mackenzie Fund and Voyageur Fund --Comparison of Investment Objectives, Policies and Restrictions." The Annual Reports of Voyageur Fund and Mackenzie Fund for the fiscal years ended December 31, 1995 and June 30, 1995, respectively, as well as the unaudited Semi-Annual report of Mackenzie Fund for the six month period ended December 31, 1995 referred to on the cover page hereof under "Incorporation by Reference," provide information concerning the composition of the respective Funds' assets at the applicable dates.

FEES AND EXPENSES

     MACKENZIE FUND EXPENSES. Mackenzie Investment Management Inc. ("MIMI") provides business management and investment advisory services to Mackenzie Fund pursuant to a Business Management and Investment Advisory Agreement. For MIMI's services under such Agreement, Mackenzie Fund is obligated to pay MIMI a monthly fee at an annual rate of .55% of the Fund's average daily net assets. As discussed below, because MIMI voluntarily limits Mackenzie Fund's total operating expenses to .64% of the Fund's average daily net assets, Mackenzie Fund currently does not pay any fees under the Business Management and Investment Advisory Agreement.

     Mackenzie Ivy Funds Distribution, Inc. ("MIFDI"), a wholly owned subsidiary of MIMI, serves as the exclusive distributor of the Class A and Class B shares of Mackenzie Fund pursuant to an Amended and Restated Distribution Agreement with Mackenzie Trust. Under such Distribution Agreement, MIFDI retains the sales charges, if any, paid by Mackenzie Fund Class A shareholders in connection with their purchases of Fund shares and is entitled to deduct a contingent deferred sales charge on the redemption of Class B shares (and on the redemption of certain ClassA shares initially sold without a sales charge). In addition, Mackenzie Fund has adopted pursuant to Rule 12b-1 under the 1940 Act separate distribution plans pertaining to its Class A and Class B shares (the "Class A Plan" and the "Class B Plan," collectively, the "Plans"). Under Mackenzie Fund's Class A and Class B Plans, Mackenzie Fund pays MIFDI a monthly service fee at the annual rate of up to .25% of the average daily net assets attributable to its Class A shares or Class B shares, as the case may be. Mackenzie Fund also pays to MIFDI a distribution fee based on the average daily net assets attributable to its Class B shares paid monthly at the annual rate of .50%.

     Mackenzie Trust has entered into an Administrative Services Agreement with MIMI, pursuant to which MIMI provides various administrative services for Mackenzie Fund. Under the agreement, MIMI receives a monthly fee from Mackenzie Fund at the annual rate of .10% of the Fund's average daily net assets.

     Mackenzie Trust also has entered into a Fund Accounting Services Agreement with MIMI pursuant to which MIMI provides certain accounting and pricing services for the Fund. For fund accounting services, Mackenzie Fund pays MIMI out-of-pocket expenses as incurred and a monthly fee based upon the Fund's net assets at the end of the preceding month at the following rates: $1,000 when net assets are $20 million and under; $1,500 when net assets are over $20 million to $75 million; $4,000 when net assets are over $75 million to $100 million; and $6,000 when net assets are over $100 million.

     Mackenzie Ivy Investor Services Corp. ("MIISC"), a wholly owned subsidiary of MIMI, is the transfer agent and dividend paying agent for Mackenzie Fund and provides certain shareholder and shareholder-related services. For transfer agency and shareholder services, Mackenzie Fund pays MIISC an annual fee of $20.75 per open account and $4.25 for each account that is closed. In addition, Mackenzie Fund reimburses MIISC monthly for out-of-pocket expenses.

     MIMI voluntarily limits total Mackenzie Fund expenses (excluding interest, 12b-1 fees, taxes, brokerage commissions, litigation and indemnification expenses, and other extraordinary expenses) to an annual rate of .64% of the Fund's average daily net assets. This expense limitation may be terminated or revised at any time.

     VOYAGEUR FUND EXPENSES. Voyageur Fund Managers, Inc. ("VFM") has been retained under an Investment Advisory Agreement to act as Voyageur Fund's investment adviser. Voyageur Fund pays VFM a monthly investment advisory and management fee equivalent on an annual basis to .40% of the Fund's average daily net assets.

     Voyageur Fund Distributors, Inc. ("VFD"), an affiliate of VFM, acts as the principal distributor of Voyageur Fund's shares pursuant to a Distribution Agreement with Voyageur Fund. Under the Distribution Agreement, VFD retains the sales charges, if any, paid by Voyageur Fund Class A shareholders in connection with their purchases of Fund shares and is entitled to deduct a contingent deferred sales charge on the redemption of Class B shares (and on the redemption of certain Class A shares initially sold without a sales charge). In addition, Voyageur Fund has adopted a Plan of Distribution pursuant to Rule 12b-1 under the 1940 Act. Pursuant to this Plan, Voyageur Fund pays VFD a Rule 12b-1 fee at an annual rate of .25% of the Fund's average daily net assets attributable to Class A shares and 1% of the Fund's average daily net assets attributable to each of Class B and Class C shares for servicing of shareholder accounts and distribution related services.

     VFM also acts as Voyageur Fund's dividend disbursing, transfer, administrative and accounting services agent pursuant to an Administrative Services Agreement. Under the Agreement, Voyageur Fund pays VFM a monthly fee based upon the Fund's average daily net assets and the number of shareholder accounts then existing. This fee is equal to the sum of (a) $1.33 per shareholder account per month, (b) $1,000 per month if the Fund's average daily net assets do not exceed $50 million, $1,250 per month if the Fund's average daily net assets are greater than $50 million but do not exceed $100 million, and $1,500 per month if the Fund's average daily net assets exceed $100 million, and (c) 0.11% per annum of the first $20 million of the Fund's average daily net assets, 0.06% per annum of the next $20 million of the Fund's average daily net assets, 0.035% per annum of the next $60 million of the Fund's average daily net assets, 0.03% per annum of the next $400 million of the Fund's average daily net assets and 0.02% per annum of the Fund's average daily net assets in excess of $500 million.

     For the fiscal year ended December 31, 1995, VFM voluntarily limited total Voyageur Fund expenses, including Rule 12b-1 fees, to .63% of average daily nets assets for Class A shares, 1.52% of average daily net assets for Class B shares and 1.62% of average daily net assets for Class C shares. For the fiscal year ending December 31, 1996, VFM has undertaken to limit total Voyageur Fund expenses, including Rule 12b-1 fees, to .80% of average daily net assets for Class A shares and 1.65 % of average daily net assets for Class B and Class C shares. These expense limitations may be terminated or revised at any time after December 31, 1996. In addition, VFM is contractually obligated to pay the operating expenses of Voyageur Fund (excluding interest, taxes, brokerage fees and commissions, and Rule 12b-1 fees) which exceed 1% of the Fund's average daily net assets on an annual basis up to the amount of VFM's investment advisory and management fee.

PRO FORMA FEES AND EXPENSES

     The following tables are intended to assist Mackenzie Fund shareholders of each class in understanding the various costs and expenses (expressed as a percentage of average net assets) (a) that such shareholders currently bear as Mackenzie Fund shareholders (under the "Mackenzie Fund" column); (b) that shareholders of Voyageur Fund currently bear (under the "Voyageur Fund") column; and (c) that such shareholders can expect to bear as Voyageur Fund shareholders after the Reorganization is consummated (under the "Pro Forma" column). The examples set forth below should not be considered representations of past or future expenses or performance, and actual expenses may be greater or less than those shown. The following tables are based on Mackenzie Fund expenses for the fiscal year ended June30, 1995 and Voyageur Fund expenses for the fiscal year ended December31, 1995.

                        CLASS A SHARES FEES AND EXPENSES

                                                                         MACKENZIE        VOYAGEUR         PRO
                                                                           FUND             FUND        FORMA (1)
                                                                           ----             ----        ---------
         SHAREHOLDER TRANSACTION EXPENSES
         Maximum Sales Charge Imposed on Purchases (as a
             percentage of offering  price)............................     3.00%           2.75%        2.75%
         Maximum Deferred Sales Charge (2).............................      None            None         None

         ANNUAL FUND OPERATING EXPENSES (AS A % OF AVERAGE NET ASSETS)
               AFTER FEE WAIVER AND EXPENSE REIMBURSEMENT ARRANGEMENTS (3)
         Management Fees...............................................        0%           0.40%        0.40%
         Rule 12b-1 Fees...............................................     0.25%           0.02%        0.15%
         Other Expenses................................................     0.64%           0.21%        0.25%
                                                                            -----           -----        -----
         Total Fund Operating Expenses.................................     0.89%           0.63%        0.80%

         Example (4)
         You would pay the following expenses on a $1,000 investment over various time periods assuming: (1) 5% annual return; and (2) redemption at the end of each time period:

         1 year........................................................       $39             $34          $35
         3 years.......................................................       $58             $47          $52
         5 years.......................................................       $78             $62          $71
         10 years......................................................      $136            $104         $124


(1) Pro forma numbers are based on VFM's undertaking to limit Voyageur Fund's Total Operating Expenses for Class A shares to 0.80% of average daily net assets for the fiscal year ending December 31, 1996.

(2) For both Funds, a contingent deferred sales charge may apply to the redemption of Class A shares that are purchased without an initial sales charge. See "Purchase, Exchange and Redemption Procedures" below.

(3) Total Fund Operating Expenses for each Fund reflect expense limitations discussed herein. MIMI voluntarily limits total operating expenses for Mackenzie Fund's Class A shares (excluding taxes, 12b-1 fees, brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses) to an annual rate of .64% of the Fund's average daily net assets attributable to such shares. Without expense reimbursements, for the fiscal year ended June 30, 1995, Management Fees for Mackenzie Fund Class A shares would have been 0.55% of average daily net assets, Other Expenses would have been 1.29% of average daily net assets, and Total Fund Operating Expenses would have been 2.09% of average daily net assets. For the fiscal year ended December 31, 1995, VFM voluntarily limited Voyageur Fund's total operating expenses for Class A shares to .63% of average daily net assets. Without expense reimbursements Rule 12b-1 Fees for Voyageur Fund Class A shares would have been 0.25% of average daily net assets, Other Expenses would have been 0.60% of average daily net assets, and Total Fund Operating Expenses would have been 1.25% of average daily net assets.

(4) Assumes deduction of the maximum initial sales charge at the time of purchase (3.00% for Mackenzie Fund and 2.75% for Voyageur Fund and on a pro forma basis) and no deduction of a contingent deferred sales charge at the time of redemption.

                        CLASS B SHARES FEES AND EXPENSES

                                                                         MACKENZIE        VOYAGEUR          PRO
                                                                           FUND             FUND         FORMA (1)
                                                                           ----             ----         ---------
         SHAREHOLDER TRANSACTION EXPENSES
         Maximum Sales Charge Imposed on Purchases (as a
             percentage of offering  price)............................     None             None          None
         Maximum Deferred Sales Charge ................................    3.00%            3.00%         3.00%

         ANNUAL FUND OPERATING EXPENSES (AS A % OF AVERAGE NET ASSETS)
               AFTER FEE WAIVER AND EXPENSE REIMBURSEMENT ARRANGEMENTS (2)
         Management Fees...............................................       0%            0.40%         0.40%
         Rule 12b-1 Fees...............................................    0.75%            0.75%         1.00%
         Other Expenses................................................    0.64%            0.37%         0.25%
                                                                           -----            -----         -----
         Total Fund Operating Expenses.................................    1.39%            1.52%         1.65%

         EXAMPLE (3)
         You would  pay the  following  expenses  on a $1,000  investment  over
         various  time  periods  assuming:   (1)  5%  annual  return;  and  (2)
         redemption at the end of each time period:

         1 year........................................................      $44              $45           $47
         3 years.......................................................      $64              $68           $72
         5 years.......................................................      $86              $83           $90
         10 years......................................................     $153             $157          $173

(1) Pro forma numbers are based on VFM's undertaking to limit Voyageur Fund's Total Operating Expenses for Class B shares to 1.65% of average daily net assets for the fiscal year ending December 31, 1996.

(2) Total Fund Operating Expenses for each Fund reflect expense limitations discussed herein. MIMI voluntarily limits Mackenzie Fund's total operating expenses (excluding taxes, 12b-1 fees, brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses) to an annual rate of .64% of the Fund's average daily net assets. Without expense reimbursements, for the fiscal year ended June 30, 1995, Management Fees for Mackenzie Fund Class B shares would have been 0.55% of average daily net assets, Other Expenses would have been 1.29% of average daily net assets, and Total Fund Operating Expenses would have been 2.59% of average daily net assets. For the fiscal year ended December 31, 1995, VFM voluntarily limited Voyageur Fund's total operating expenses for Class B shares to 1.52% of average daily net assets. Without expense reimbursements, Rule 12b-1 Fees for Voyageur Fund Class B shares would have been 1.00% of average daily net assets, Other Expenses for Voyageur Fund ClassB shares would have been .60% of average daily net assets and Total Fund Operating Expenses would have been 2.00% of average daily net assets.

(3) Assumes deduction of a contingent deferred sales charge upon redemption at the end of the one, three and five year periods.

PURCHASE, EXCHANGE AND REDEMPTION PROCEDURES

     PURCHASES OF SHARES. Class A shares of both Mackenzie Fund and Voyageur Fund may be purchased at a public offering price equal to their net asset value per share plus a sales charge. The maximum sales charge for Mackenzie Fund is 3.00% of the public offering price for investments of less than $25,000. For Voyageur Fund, the maximum sales charge is 2.75% of the public offering price for investments of less than $50,000. For each Fund, the sales charge is reduced on a graduated scale for larger purchases. Purchases of $1,000,000 or more for Voyageur Fund and $500,000 or more for Mackenzie Fund are not subject to an initial sales charge. However, Voyageur Fund shares redeemed during the first year after purchase are subject to a 0.5% contingent deferred sales charge and Mackenzie Fund shares redeemed within 24 months after the end of the calendar quarter in which the purchase was made are subject to a 0.75% contingent deferred sales charge. Class A shares of each Fund are subject to a Rule 12b-1 fee payable at an annual rate of .25% of the Fund's average daily net assets attributable to Class A shares.

     Class B shares of both Funds are offered to investors at net asset value, without a sales charge. Each Fund imposes a contingent deferred sales charge ("CDSC") of up to 3% on share redemptions. For each Fund, the maximum CDSC applies to redemptions during the first year after purchase. For Mackenzie Fund, the charge declines to 2 1/2 % during the second year; 2% during the third year; 11/2% during the fourth year; 1% during the fifth year; and 0% in the sixth year and thereafter. For Voyageur Fund, the charge remains at 3% during the second year and declines to 2% during the third year, 1% during the fourth year, and 0% in the fifth year and thereafter. Class B shares of Voyageur Fund are subject to a Rule 12b-1 fee payable at an annual rate of 1.00% of the Fund's average daily net assets attributable to Class B Shares. Class B shares of Mackenzie Fund are subject to a Rule 12b-1 fee payable at an annual rate of .75% of Mackenzie Fund's average daily net assets attributable to Class B shares. Class B shares of each Fund automatically convert to Class A shares at net asset value approximately eight years after purchase.

     Voyageur Fund also offers Class C shares. Such shares are sold without an initial or contingent deferred sales charge. The Rule 12b-1 fee for Voyageur Fund Class C shares is paid at an annual rate of 1% of the Fund's average daily net assets attributable to Class C shares. Class C shares do not convert to any other class of shares. Mackenzie Fund does not offer Class C shares.

     For additional information on the purchase of Voyageur Fund and Mackenzie Fund shares, see "How to Purchase Shares," beginning on page 20 of the accompanying Voyageur Fund prospectus, and pages 8 through 12 of the Mackenzie Fund prospectus incorporated herein by reference.

     PURCHASES AT REDUCED OR NO SALES CHARGE. For the Class A shares of each Fund, various persons, entities and groups may qualify for reduced sales charges, or for purchases at net asset value without a sales charge. Following the Reorganization, current Mackenzie Fund shareholders (as holders of Voyageur Fund shares) will be entitled to such Special Purchase Plans and other purchase privileges as are set forth in the accompanying prospectus of Voyageur Fund. These purchase plans and privileges differ in certain respects from those currently offered by Mackenzie Fund. See "How to Purchase Shares -- Class A
Shares -- Front End Sales Charge Alternative" beginning on page 22 of the accompanying Voyageur Fund prospectus and "Qualifying for a Reduced Sales Charge" beginning on page 10 of the Mackenzie Fund prospectus incorporated herein by reference. Additionally, Class A shares of Voyageur Fund will be offered at net asset value, without the imposition of a sales charge, to shareholder accounts which were in existence and entitled to purchase shares of Mackenzie Fund without a sales charge as of the Effective Time.

     REDEMPTION. Shareholders of each Fund may redeem their shares, in whole or in part, on any business day. All redemptions are made at the net asset value next determined after a redemption request has been received in good order. As discussed above, a contingent deferred shales charge may apply to redemptions of certain Class A shares initially purchased without a sales charge, and to Class B share redemptions prior to conversion. For additional information on redemption of shares, see " "How to Sell Shares," beginning on page 26 of the accompanying Voyageur Fund prospectus, and "How to Redeem Shares," beginning on page 12 of the Mackenzie Fund prospectus incorporated herein by reference.

     EXCHANGE PRIVILEGES. Shares of Mackenzie Fund may be exchanged for shares of the same class of other Ivy and Mackenzie funds and shares of Voyageur Fund may be exchanged for shares of the same class of other Voyageur funds. These exchange privileges are further explained on page 29 of the accompanying
Voyageur Fund prospectus and on page 14 of the Mackenzie Fund prospectus incorporated herein by reference, in both cases under the heading "Exchange Privilege."

DIVIDENDS AND DISTRIBUTIONS

     Mackenzie Fund declares and pays monthly on an equal basis any dividends from net investment income (to the extent not previously distributed) on both classes of Fund shares. Net realized long-term capital gains, if any, are distributed at least once annually.

     Voyageur Fund declares a distribution from net investment income on each day that the Fund is open for business and pays such distributions monthly. Net realized long-term capital gains, if any, are distributed annually. Distributions paid by Voyageur Fund with respect to Class A, Class B and Class C shares are calculated in the same manner, at the same time, on the same day and will be in the same amount, except that the higher Rule 12b-1 fees applicable to Class B and Class C shares will be borne exclusively by such shares.

     For each Fund, dividends and capital gains distributions are reinvested in additional shares of the same class unless a shareholder elects otherwise.

CAPITAL SHARES; SHAREHOLDER VOTING RIGHTS

     Mackenzie Fund currently offers Class A and Class B shares. Voyageur Fund currently offers Class A, Class B and Class C shares. Each class of shares of a Fund represents an interest in the same portfolio of investments of such Fund and has identical voting, dividend, liquidation, and other rights on the same terms and conditions except that expenses related to the distribution of a class of shares are borne solely by such class and that each class of a Fund's shares has exclusive voting rights with respect the provisions of such Fund's Rule 12b-1 plan which pertain to that particular class or when a class vote is required by the 1940 Act. In addition, each class of shares of Mackenzie Fund has a different dividend and distribution policy.

     Voyageur Fund intends to apply for rulings from the Internal Revenue Service ("IRS") to the effect that distributions paid with respect to the different classes of shares of Voyageur Fund will not constitute "preferential dividends" within the meaning of Section 562(c) of the Internal Revenue Code of 1986, as amended (the "Code"), and that all such distributions will therefore qualify for the "dividends paid deduction" under Sections 561 and 852(b)(2)(D) of the Code. In 1994, the IRS issued the same rulings to several other funds managed by VFM that included classes with terms identical to those of the classes of Voyageur Fund. Voyageur Fund expects to receive the requested rulings.

                             PRINCIPAL RISK FACTORS

GENERAL

     Because the investment objectives, policies and restrictions of Mackenzie Fund and Voyageur Fund are similar (see "Information About Mackenzie Fund and Voyageur Fund --Comparison of Investment Objectives, Policies and Restrictions" below), an investment in either Fund involves many of the same risks. Certain of these risks are discussed below.

     DEBT SECURITIES. Investment in debt securities, including municipal securities, involves both interest rate and credit risk. Generally, the value of debt instruments rises and falls inversely with interest rates. As interest rates decline, the value of debt securities generally increases. Conversely, rising interest rates tend to cause the value of debt securities to decrease. Bonds with longer maturities generally are more volatile than bonds with shorter maturities. The market value of debt securities also varies according to the relative financial condition of the issuer. In general, lower-quality bonds offer higher yields due to the increased risk that the issuer will be unable to meet its obligations on interest or principal payments at the time called for by the debt instrument. Each Fund's investments are also subject to "call" risk. Certain obligations held by a Fund may permit the issuer at its option to call or redeem its securities. If an issuer were to redeem securities held by a Fund during a time of declining interest rates, the Fund might not be able to reinvest the proceeds in securities providing the same investment return as the securities redeemed.

     TAX-EXEMPT OBLIGATIONS. The value of tax-exempt obligations owned by each Fund may be adversely affected by local political and economic conditions and developments within the state of Florida. Adverse conditions in an industry significant to a local economy could have a correspondingly adverse effect on the financial condition of local issuers. Other factors that could affect tax-exempt obligations include a change in the local, state or national economy, demographic factors, ecological or environmental concerns, statutory limitations on the issuer's ability to increase taxes and other developments generally affecting the revenues of issuers (for example, legislation or court decisions reducing state aid to local governments or mandatory additional services). Financial considerations relating to the risks associated with investing in Florida are described in the accompanying prospectus of Voyageur Fund under "Risks and Special Investment Considerations--State Considerations," in the prospectus of Mackenzie Fund incorporated herein by reference under "Investment Techniques and Risk Factors--Special Considerations Relating to Florida Municipal Securities," and in the statements of additional information of both Funds, incorporated by reference into the Statement of Additional Information relating to this Prospectus/Proxy Statement. Each Fund also may invest in debt obligations issued by or on behalf of certain United States territories, including Puerto Rico, the U.S. Virgin Islands and Guam. Mackenzie Fund will not invest more than 5% of its net assets in obligations of each of the U.S. Virgin Islands and Guam, but may invest without limit in obligations of Puerto Rico. Investments in obligations of the government of Puerto Rico require a careful assessment of certain risk factors, including its reliance on substantial federal assistance and favorable tax programs, above-average levels of unemployment and low wealth levels, and susceptibility to adverse shifts in energy prices as well as U.S. foreign trade/monetary policies. See the statement of additional information of Mackenzie Fund incorporated by reference into the Statement of Additional Information relating to this Prospectus/Proxy Statement.

     OTHER. Both Funds may invest in repurchase agreements, purchase securities on a "when-issued" basis and borrow money from banks for temporary or emergency purposes (in an amount equal to 20% of total assets for Voyageur Fund and 10% of total assets for Mackenzie Fund). Each of these transactions involves certain risks as set forth in the accompanying Voyageur Fund prospectus under "Investment Objectives and Policies -- Miscellaneous Investment Practices" and in the Mackenzie Fund prospectus incorporated herein by reference under "Investment Techniques and Risk Factors."

DIFFERENCES IN INVESTMENT RISKS

     As discussed below, there are certain differences in the investment risks associated with investments in Voyageur Fund and Mackenzie Fund that should be considered carefully by Mackenzie Fund shareholders.

     LOWER QUALITY DEBT OBLIGATIONS. Voyageur Fund may be subject to a greater degree of credit risk than Mackenzie Fund. In normal circumstances, Voyageur Fund may invest up to 20% of its total assets in tax-exempt obligations rated below investment grade (but not rated lower than B by S&P or Moody's) or in unrated tax-exempt obligations considered by VFM to be of comparable quality to such securities. Mackenzie Fund does not invest in securities rated lower than A (or unrated securities of comparable quality). Investment in such lower grade tax-exempt obligations involves special risks as compared with investment in higher grade tax-exempt obligations. Lower grade tax-exempt obligations generally involve greater credit risk than higher grade tax-exempt obligations and are more sensitive to adverse economic changes, significant increases in interest rates and individual issuer developments. The market for lower grade tax-exempt obligations is considered to be less liquid than the market for investment grade tax-exempt obligations, which may adversely affect the ability of Voyageur Fund to dispose of such securities in a timely manner at a price which reflects the value of such securities in VFM's judgment. The market price for less liquid securities tends to be more volatile than the market price for more liquid securities. The lower liquidity of and the absence of readily available market quotations for lower grade tax-exempt obligations may make VFM's valuation of such securities more difficult, and VFM's judgment may play a greater role in the valuation of Voyageur Fund's lower grade tax-exempt obligations. Periods of economic uncertainty and changes may have a greater impact on the market price of such bonds and, therefore, the net asset value of Voyageur Fund. Voyageur Fund may, if deemed appropriate by VFM, retain a security whose rating has been downgraded below B by S&P or Moody's, or whose rating has been withdrawn. In no event, however, will more than 5% of Voyageur Fund's total assets consist of securities that have been downgraded to a rating lower than B or, in the case of unrated securities, that have been determined by VFM to be of a quality lower than B. During the year ended December31, 1995, Voyageur Fund did not invest in any securities rated lower than A or in any unrated securities. Additional information concerning the risks associated with investments in lower grade tax-exempt obligations can be found in Voyageur Fund's statement of additional information incorporated by reference into the Statement of Additional Information relating to this Prospectus/Proxy Statement.

     DERIVATIVE TAX-EXEMPT OBLIGATIONS. Voyageur Fund may acquire derivative tax-exempt obligations, which are custodial receipts or certificates underwritten by securities dealers or banks that evidence ownership of future interest payments, principal payments or both on certain tax-exempt obligations. Certain of these derivative tax-exempt obligations involve special risks. The principal and interest payments on the custodial receipts underlying derivative tax-exempt obligations may be allocated in a number of ways. For example, payments may be allocated such that certain custodial receipts may have variable or floating interest rates and others may be stripped securities which pay only the principal or interest due on the underlying tax-exempt obligations. Voyageur Fund may also invest in custodial receipts which are "inverse floating obligations" (also sometimes referred to as "residual interest bonds"). These securities pay interest rates that vary inversely to changes in the interest rates of specified short-term tax-exempt obligations or an index of short-term tax-exempt obligations. Thus, as market interest rates increase, the interest rates on inverse floating obligations decrease. Conversely, as market rates decline, the interest rates on inverse floating obligations increase. Such securities have the effect of providing a degree of investment leverage, since the interest rates on such securities will generally change at a rate which is a multiple of the change in the interest rates of the specified tax-exempt obligations or index. As a result, the market values of inverse floating obligations will generally be more volatile than the market values of other tax-exempt obligations and investments in these types of obligations will increase the volatility of the net asset value of shares of Voyageur Fund. Voyageur Fund's investments in derivative tax-exempt obligations, when combined with investments in below investment grade rated securities, will not exceed 20% of the Fund's total assets. Mackenzie Fund may not invest in such securities.

     CONCENTRATION. Voyageur Fund may invest without limitation, in circumstances in which other appropriate available investments may be in limited supply, in housing, health care, utility, transportation, education and/or industrial obligations. In such circumstances, economic, business, political and other changes affecting one bond might also affect other bonds in the same segment, thereby potentially increasing market or credit risk. A discussion of these segments of the municipal bond market is set forth in Voyageur Fund's statement of additional information, incorporated by reference in the Statement of Additional Information relating to this Prospectus/Proxy Statement, under "Investment Policies and Restrictions --Concentration Policy." Mackenzie Fund may not purchase the securities of issuers conducting their principal business activities in the same industry if immediately after such purchase the value of the Fund's investments in such industry would exceed 25% of the value of the total assets of the Fund.

     OPTIONS, FUTURES CONTRACTS AND REVERSE REPURCHASE AGREEMENTS. Voyageur Fund may write (i.e., sell) covered put and call options and purchase put and call options on the securities in which it may invest and on indices of securities in which it may invest. Voyageur Fund also may enter into contracts for the purchase or sale for future delivery of fixed income securities or contracts based on financial indices including any index of securities in which the Fund may invest ("futures contracts") and may purchase and write put and call options on futures contracts. Mackenzie Fund generally does not engage in options or futures transactions. In addition, Voyageur Fund may enter into reverse repurchase agreements with banks and securities dealers with respect to not more than 10% of its total assets. Mackenzie Fund may not enter into such agreements. The use of options, futures contracts and reverse repurchase agreements entails special risks as set forth in the accompanying Voyageur Fund prospectus under "Investment Objectives and Policies -- Miscellaneous Investment Practices."

         COMPARISON OF INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS

INVESTMENT OBJECTIVES

     Mackenzie Fund and Voyageur Fund are both non-diversified, open-end funds with investment objectives which are similar.

     * The primary investment objective of Mackenzie Fund is to seek as high a level of interest income exempt from federal income taxes as is consistent with the preservation of shareholders' capital.

     * Voyageur Fund's investment objective is to provide investors with preservation of capital and, secondarily, current income exempt from federal income tax by maintaining a weighted average portfolio maturity of ten years or less.

INVESTMENT POLICIES

     The investment policies and restrictions of Mackenzie Fund and Voyageur Fund are similar but not identical, as discussed in further detail below.

     GENERAL. Mackenzie Fund attempts to achieve its objective by investing primarily in tax-exempt limited term municipal securities exempt from both regular federal income taxes, in the opinion of bond counsel to the issuer, and Florida intangible personal property taxes. As a fundamental policy, at least 80% of the Fund's net assets is invested, during periods of normal market conditions, in debt obligations issued by or on behalf of the State of Florida and its political subdivisions (agencies, authorities and instrumentalities), and the governments of Puerto Rico, the U.S. Virgin Islands and Guam, the interest on which is exempt from regular federal income tax and is not a tax preference item under the federal alternative minimum tax, and the value of which is exempt from Florida intangible personal property taxes ("Florida municipal securities"). Mackenzie Fund ordinarily does not intend to realize investment income from securities other than Florida municipal securities. However, to the extent that Florida municipal securities are not readily available for investment by Mackenzie Fund, the Fund may invest more than 20% of its net assets in securities other than Florida municipal securities the interest on which is, in the opinion of bond counsel to the issuer, exempt from federal income tax. Under normal market conditions, Mackenzie Fund will invest no more than 20% of its net assets in obligations the interest from which gives rise to a preference item for the purpose of the federal alternative minimum tax.

     In normal market conditions, Voyageur Fund seeks to achieve its investment objective by investing primarily in debt obligations issued by or on behalf of the State of Florida or a U.S. territory or their agencies, instrumentalities, municipalities and political subdivisions, the interest payable on which is, in the opinion of bond counsel, excludable from gross income for purposes of federal income tax and which qualify as assets exempt from the Florida intangible personal property tax. It is a fundamental policy of Voyageur Fund that 80% of its income distributions be exempt from federal income tax. During times of adverse market conditions when a defensive investment posture is warranted, Voyageur Fund may temporarily select investments without regard to the foregoing policy. However, Voyageur Fund anticipates that, in normal market conditions, substantially all of its assets will be invested in securities the interest on which is exempt from federal income tax. Up to 20% of the securities owned by Voyageur Fund may generate interest that is an item of tax preference for purposes of the federal alternative minimum tax.

     TERRITORIAL OBLIGATIONS. Mackenzie Fund will not invest more than 5% of its net assets in obligations of each of the U.S. Virgin Islands and Guam, but may invest without limit in obligations of Puerto Rico. Although Voyageur Fund's investment in the obligations of such territories is not limited, it currently does not hold any such obligations.

     AVERAGE PORTFOLIO MATURITY. Mackenzie Fund expects to maintain a dollar-weighted average portfolio maturity of three to six years and will purchase only instruments with remaining maturities of ten years or less. As noted above, Voyageur Fund's investment objective provides that the Fund will maintain a weighted average portfolio maturity of ten years or less.

     SECURITIES RATINGS. Mackenzie Fund may purchase (a) municipal securities that are backed by the full faith and credit of the United States Government;
(b) notes rated MIG-1 or MIG-2 by Moody's Investors Service, Inc. ("Moody's") or AAA, AA, A, SP-1 or SP-2 by Standard & Poor's Ratings Services ("S&P"), (c) municipal bonds rated Aaa, Aa or A by Moody's or AAA, AA or A by S&P; (d) other types of municipal securities provided that such obligations are rated A-1 or A-2 by S&P or Prime-1 or Prime-2 by Moody's; and (e) municipal securities that are themselves unrated, but either are issued by an entity that has other municipal securities outstanding that meet one of the minimum rating requirements listed above, or are of equivalent investment quality as determined by the Fund's investment adviser pursuant to guidelines established and maintained in good faith by the Board of Trustees.

     Voyageur Fund may invest without limitation in securities rated "investment grade," i.e., within the four highest investment grades, at the time or investment by Moody's or S&P or, if unrated, judged by the Fund's investment adviser to be of comparable quality. Up to 20% of the tax-exempt obligations purchased by Voyageur Fund may be rated lower than investment grade; however all bond must by rated "B" or better by Moody's or S&P (or, if unrated, judged by the Fund's investment adviser to be of comparable quality). Such bonds are often referred to as "junk" bonds or "high yield" bonds. Bonds rated below BBB or Baa have a greater vulnerability to default than higher grade bonds. See "Principal Risk Factors" for a discussion of the risks of investing in lower grade tax-exempt obligations.

     ILLIQUID SECURITIES. With respect to Voyageur Fund, as a fundamental policy that may not be changed without shareholder approval, the Fund may invest up to 15% of its net assets in illiquid securities. Mackenzie Fund may invest up to 10% of its net assets in such securities. The sale of illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over-the-counter markets. A Fund may be restricted in its ability to sell such securities at a time when its investment adviser deems it advisable to do so. In addition, in order to meet redemption requests, a Fund may have to sell other assets, rather than such illiquid securities, at a time which is not advantageous.

     REPURCHASE AGREEMENTS. Both Funds may invest in repurchase agreements. Repurchase agreements are short-term instruments under which securities are purchased from a bank or a securities dealer with an agreement by the seller to repurchase the securities at a mutually agreeable date, interest rate, and price. A further discussion of repurchase agreements, including the risks thereof, see the accompanying Voyageur Fund prospectus under "Investment Objectives and Policies -- Miscellaneous Investment Practices --Repurchase Agreements."

     REVERSE REPURCHASE AGREEMENTS. Voyageur Fund may engage in reverse repurchase agreements with banks and securities dealers with respect to not more than 10% of its total assets. Mackenzie Fund may not enter into such agreements. Reverse repurchase agreements are ordinary repurchase agreements in which Voyageur Fund is the seller of, rather than the investor in, securities and agrees to repurchase them at an agreed upon time and price. A further discussion of reverse repurchase agreements, including the risks thereof, see the accompanying Voyageur Fund prospectus under "Investment Objectives and Policies --Miscellaneous Investment Practices -- Reverse Repurchase Agreements."

     FORWARD COMMITMENTS. Each Fund may purchase securities on a "when issued" or forward commitment basis, with delivery and payment for the securities normally taking place 15 to 45 days after the date of the transaction. The payment obligation and the interest rate that will be received on the securities are each fixed at the time the buyer enters into the commitment. The purchase of securities on such a basis involves certain risks. See "Investment Objectives and Policies --Miscellaneous Investment Practices --Forward Commitments" in the accompanying Voyageur Fund prospectus.

     TAXABLE INVESTMENTS. Each Fund may invest up to 20% of its net assets in taxable fixed income obligations under normal market conditions, although Voyageur Fund anticipates that, in normal market conditions, it will invest substantially all of its assets in tax-exempt obligations. In addition, each Fund may invest without limit in taxable fixed income securities for temporary defensive purposes or, with respect to Voyageur Fund, for liquidity purposes. The taxable obligations in which Voyageur Fund may invest are described in the accompanying Voyageur Fund prospectus under "Investment Objectives and Policies -- All Funds." Each Fund may invest up to 20% of its assets in securities the interest on which is an item of tax preference for purposes of the federal alternative minimum tax.

     BORROWING. As a fundamental policy, Mackenzie Fund may borrow from banks up to a limit of 10% of its total assets, but only for temporary or emergency purposes. Voyageur Fund, as a fundamental policy, may borrow money from banks for temporary or emergency purposes in an amount not exceeding 20% of the value of its total assets. As discussed above, Voyageur Fund may also borrow money in the form of reverse repurchase agreements in an amount up to 10% of its total assets.

     OPTIONS. Voyageur Fund may write (i.e., sell) covered put and call options and purchase put and call options on the securities in which it may invest and on indices of securities in which it may invest. Mackenzie Fund generally does not engage in options transactions. Participation in the options market involves investment risks and transaction costs to which Voyageur Fund would not be subject absent the use of this strategy. See "Investment Objectives and Policies -- Miscellaneous Investment Practices --Options on Securities" in the accompanying Voyageur Fund prospectus.

     FUTURES CONTRACTS AND OPTIONS THEREON. Voyageur Fund may enter into contracts for the purchase or sale for future delivery of fixed income securities or contracts based on financial indices including any index of securities in which the Fund may invest ("futures contracts") and may purchase and write put and call options to buy or sell futures contracts ("options on futures contracts"). Mackenzie Fund generally does not enter into futures contracts or options on futures contracts. The successful use of such instruments draws upon VFM's experience with respect to such instruments and generally depends upon VFM's ability to forecast interest rate movements correctly. See "Investment Objectives and Policies --Miscellaneous Investment Practices --Futures Contracts and Options on Futures Contracts" in the accompanying Voyageur Fund prospectus.

     The foregoing comparison does not purport to be a complete summary of the investment policies, restrictions and risk factors of Mackenzie Fund or Voyageur Fund. For complete discussions of the investment policies, restrictions and risk factors of the respective Funds, see Voyageur Fund's Prospectus accompanying this Prospectus/Proxy Statement; Mackenzie Fund's Prospectus referred to under "Incorporation by Reference;" and the Statements of Additional Information of Mackenzie Fund and Voyageur Fund, also referred to under such caption. The Annual Reports of Voyageur Fund and Mackenzie Fund for the fiscal years ended December31, 1995 and June30, 1995, respectively, referred to on the cover page hereof under "Incorporation by Reference," provide information concerning the composition of the respective Funds' assets at the applicable dates.

                                 CAPITALIZATION

     The following table shows the capitalization of Mackenzie Fund and of Voyageur Fund as of December 31, 1995 and on an unaudited pro forma basis as of that date, giving effect to the proposed Reorganization:

(In thousands, except per share values)

                                                                    MACKENZIE        VOYAGEUR
                                                                      FUND             FUND           PRO FORMA
                                                                      ----             ----           ---------
         CLASS A SHARES
             Net assets...........................................     $3,365            $859           $4,224
             Net asset value per share............................     $10.28          $10.56           $10.56
             Shares outstanding...................................        327              81              400

         CLASS B SHARES
             Net assets...........................................     $1,648             $41           $1,689
             Net asset value per share............................     $10.28          $10.56           $10.56
             Shares outstanding...................................        160               4              160

         CLASS C SHARES*
             Net assets...........................................         --             $54              $54
             Net asset value per share............................         --          $10.55           $10.55
             Shares outstanding...................................         --               5                5

*    Mackenzie Fund does not offer Class C shares.

                      INFORMATION ABOUT THE REORGANIZATION

REASONS FOR THE REORGANIZATION

     Mackenzie Trust was organized in April 1985. Mackenzie Fund, a series of Mackenzie Trust, commenced operations on April 1, 1994. Since Mackenzie Fund commenced operations, MIMI has voluntarily limited total Fund expenses (excluding interest, 12b-1 fees, taxes, brokerage commissions, litigation and indemnification expenses, and other extraordinary expenses) to an annual rate of 0.64% of the Fund's average daily net assets, resulting in total Fund operating expenses for the fiscal year ended June 30, 1995 of 0.89% and 1.39% of average daily net assets attributable to Class A and Class B shares, respectively. Without expense reimbursements, total operating expenses for Class A and Class B Mackenzie Fund shares would have been 2.09% and 2.59%, respectively, of average daily net assets for such fiscal year. MIMI is not obligated to limit Mackenzie Fund expenses, and has determined that it is economically unfeasible to continue to limit expenses to the current level of .64%. MIMI therefore proposed the Reorganization to the Board of Trustees of Mackenzie Trust. The Board of Trustees of Mackenzie Trust has determined that the Reorganization is in the best interests of and is expected to provide certain benefits to Mackenzie Fund and its shareholders. The Board considered, among other things, the following factors in making such determinations:

          (a) PORTFOLIO MANAGEMENT. As of December 31, 1995, VFM served as the manager to six closed-end and 29 open-end funds, administered numerous private accounts and managed approximately $8.16 billion in assets. Of the closed-end and open-end funds under management, 30 are "single state" funds, including four Florida funds. Thus, Mackenzie Fund fits well within VFM's area of expertise.

          (b) EXPENSE RATIOS. VFM has undertaken to limit Voyageur Fund expenses for the fiscal year ending December 31, 1996, to 0.80% of average daily net assets for Class A shares and 1.65% of average daily net assets for Class B and Class C shares. Assuming VFM continues to limit expenses to such levels, Class A Mackenzie Fund shareholders will experience a slightly lower expense ratio as shareholders of Voyageur Fund (0.80% of average daily net assets for Voyageur Fund, as compared to 0.89% for Mackenzie Fund after expense limitations). Class B shareholders will experience a somewhat higher expense ratio (1.65% of average daily net assets for Voyageur Fund, as compared to 1.39% for Mackenzie Fund). Assuming no expense limitations for either Fund, both Class A and Class B Mackenzie Fund shareholders would benefit from significantly lower expense ratios as Voyageur Fund shareholders. (Without expense reimbursements, total Mackenzie Fund operating expenses for the fiscal year ended June 30, 1995 were 2.09% and 2.59% of the average daily net assets of Class A and Class B shares, respectively. Total operating expenses for Voyageur Fund for the fiscal year ended December 31, 1995 were 1.25% of average daily net assets for Class A shares and 2.00% of average daily net assets for Class B shares.) In addition, the Reorganization should allow for certain fund expenses to be spread over a larger asset base and may in the future result in economies of scale for shareholders of Voyageur Fund.

          (c) TAX CONSEQUENCES OF THE REORGANIZATION. It is intended that the proposed reorganization will be tax-free to Mackenzie Fund and Mackenzie Fund shareholders. See "Federal Income Tax Consequences" below.

          (d) TERMS OF THE PLAN. The Board considered the terms and conditions of the Plan, including that (i) the exchange of Mackenzie Fund shares for Voyageur Fund shares will take place on a net asset value basis; and (ii) no sales charge will be incurred by Mackenzie Fund shareholders in connection with their acquisition of Voyageur Fund shares in the Reorganization.

          (e) EXPENSES OF THE REORGANIZATION. VFM will pay the costs incurred by the Acquiring Fund and the Acquired Fund in connection with the
     Reorganization, including the fees and expenses associated with the preparation and filing of a registration statement for purposes of registering the Voyageur Fund shares to be issued in the Reorganization, and the expenses of printing and mailing this Prospectus/Proxy Statement and holding the Mackenzie Fund shareholder meeting required to approve the Reorganization.

          (f) UNAMORTIZED ORGANIZATIONAL EXPENSES. Prior to the Effective Time, MIMI will pay Mackenzie Fund an amount in cash equal to the unamortized organizational expenses on the books of Mackenzie Fund.

     The Board of Trustees of Mackenzie Trust concluded that the factors noted in (a) through (f) above render the proposed Reorganization fair to and in the best interests of shareholders of Mackenzie Fund.

PLAN OF REORGANIZATION

     The  following  summary  of the  proposed  Plan and the  Reorganization  is qualified in its entirety by reference to the Plan attached to this Prospectus/Proxy Statement as Exhibit A. The Plan provides that, as of the Effective Time, Voyageur Fund will acquire all or substantially all of the assets and assume all identified and stated liabilities of Mackenzie Fund in exchange for Voyageur Fund shares having an aggregate net asset value equal to the aggregate value of the assets acquired (less liabilities assumed) from Mackenzie Fund. The value of Mackenzie Fund assets and liabilities to be acquired by Voyageur Fund, and the value of Voyageur Fund shares to be received in exchange therefor, will be computed as of the Effective Time. Voyageur Fund will not assume any liabilities or obligations of Mackenzie Fund, whether absolute or contingent, other than those identified and stated in an unaudited statement of assets and liabilities of Mackenzie Fund as of the Effective Time. Because Mackenzie Fund is a separate series of Mackenzie Trust, for corporate law purposes the transaction is structured as a sale of the assets and assumption of the liabilities allocated to Mackenzie Fund in exchange for the issuance of Voyageur Fund shares to Mackenzie Fund, followed immediately by the distribution of such Voyageur Fund shares to Mackenzie Fund shareholders and the cancellation and retirement of outstanding Mackenzie Fund shares.

     Pursuant to the Plan, each holder of Class A or Class B shares of Mackenzie Fund will receive, at the Effective Time, Class A or Class B shares, respectively, of Voyageur Fund with an aggregate net asset value equal to the aggregate net asset value of Mackenzie Fund shares owned by such shareholder immediately prior to the Effective Time. Under the Plan, the net asset value per share of Mackenzie Fund's and Voyageur Fund's Class A and Class B shares will be computed as of the Effective Time using the valuation procedures set forth in the respective Funds' declarations of trust and bylaws and then-current prospectuses and statements of additional information and as may be required by the 1940 Act. At the Effective Time, Voyageur Fund will issue to Mackenzie Fund, and Mackenzie Fund will distribute to Mackenzie Fund's shareholders of record, determined as of the Effective Time, Voyageur Fund shares issued in exchange for Mackenzie Fund assets as described above. All outstanding shares of Mackenzie Fund thereupon will be canceled and retired and no additional shares representing interests in Mackenzie Fund will be issued thereafter, and Mackenzie Fund will be deemed to be liquidated. The distribution of Voyageur Fund shares to former Mackenzie Fund shareholders will be accomplished by the establishment of accounts on the share records of Voyageur Fund in the names of Mackenzie Fund shareholders, each representing the numbers of full and fractional Voyageur Fund Class A or Class B shares due such shareholders.

     The Plan provides that no sales charges will be incurred by Mackenzie Fund shareholders in connection with the acquisition by them of Voyageur Fund shares pursuant thereto. The Plan also provides that former holders of Mackenzie Fund Class B shares who receive Voyageur Fund Class B shares in the Reorganization will receive credit for the period they held Mackenzie Fund Class B shares in applying the four-year step-down of the contingent deferred sales charge on Voyageur Fund Class B shares and in determining the date upon which such shares convert to Voyageur Fund Class A shares. In addition, the Plan provides that in applying the one-year 0.5% contingent deferred sales charge on purchases of Class A shares with respect to which the front-end sales charge was waived, credit will be given for the period a former Mackenzie Fund shareholder who is subject to such a contingent deferred sales charge held his or her shares.

     Mackenzie Fund contemplates that it will make a distribution immediately prior to the Effective Time of all of its current year net tax-exempt income, ordinary taxable income and net realized capital gains, if any, not previously distributed. Any portion of this distribution which does not constitute an exempt-interest dividend will be taxable to Mackenzie Fund shareholders subject to taxation.

     The consummation of the Reorganization is subject to the conditions set forth in the Plan, including, among others: (i)approval of the Plan by the shareholders of Mackenzie Fund; (ii)the delivery of the opinion of counsel described below under "-- Federal Income Tax Consequences;" (iii) the accuracy as of the Effective Time of the representations and warranties made by Mackenzie Fund and Voyageur Fund in the Plan; and (iv) the delivery of customary closing certificates. See the Plan attached hereto as Exhibit A for a complete listing of the conditions to the consummation of the Reorganization. The Plan may be terminated and the Reorganization abandoned at any time prior to the Effective Time, before or after approval by shareholders of Mackenzie Fund, by resolution of the Board of Trustees of either Mackenzie Trust or Voyageur Trust, if circumstances should develop that, in the opinion of such Board, make proceeding with the consummation of the Plan and Reorganization not in the best interests of the respective Fund's shareholders.

     The Plan provides that VFM will pay the costs incurred by the Acquiring Fund and the Acquired Fund in connection with the Reorganization, including the fees and expenses associated with the preparation and filing of a registration statement for purposes of registering the Voyageur Fund shares to be issued in the Reorganization, and the expenses of printing and mailing this Prospectus/Proxy Statement and holding the Mackenzie Fund shareholder meeting required to approve the Reorganization. The Plan also provides that at or prior to the Effective Time, expenses incurred by Mackenzie Fund shall have been maintained by MIMI or otherwise so as not to exceed any applicable state-imposed expense limitations. In addition, the Plan provides that at or prior to the Effective Time, appropriate action shall have been taken by MIMI or otherwise such that there are no unamortized organizational expenses on the books of Mackenzie Fund.

     Under the Plan, Mackenzie Fund has agreed not to acquire any securities which are not permissible investments for Voyageur Fund prior to the Effective Time, and it is a condition to closing that Mackenzie Fund not hold any such securities immediately prior to the Effective Time. See "Summary -- Investment Objectives, Policies and Restrictions" and "Information about Mackenzie Fund and Voyageur Fund --Comparison of Investment Objectives, Policies and Restrictions." Mackenzie Fund does not hold any such securities at the date of this Prospectus/Proxy Statement.

     Approval of the Plan will require the affirmative vote of a majority of the outstanding shares of each class of Mackenzie Fund, voting as separate classes. If the Plan is not approved, the Boards of Trustees of the respective Funds will consider other possible courses of action.

DESCRIPTION OF VOYAGEUR FUND SHARES

     For information concerning the shares of beneficial interest of Voyageur Fund, including voting rights, see "Summary -- Capital Shares; Shareholder Voting Rights" above. All Voyageur Fund shares issued in the Reorganization will be fully paid and non-assessable and will not be entitled to preemptive or cumulative voting rights.

FEDERAL INCOME TAX CONSEQUENCES

     It is intended that the exchange of Voyageur Fund shares for Mackenzie Fund's net assets and the distribution of such shares to Mackenzie Fund's shareholders upon liquidation of Mackenzie Fund will be treated as a tax-free reorganization under the Internal Revenue Code of 1986, as amended (the "Code"), and that, for federal income tax purposes, no income, gain or loss will be recognized by Mackenzie Fund's shareholders (except that Mackenzie Fund contemplates that it will make a distribution, immediately prior to the Reorganization, of all of its current year net tax-exempt income, ordinary taxable income and net realized capital gains, if any, not previously distributed, and any portion of this distribution which does not constitute an exempt-interest dividend will be taxable to Mackenzie Fund shareholders subject to taxation). Mackenzie Fund has not asked, nor does it plan to ask, the Internal Revenue Service to rule on the tax consequences of the Reorganization.

     As a condition to the closing of the Reorganization, the two Funds will receive an opinion from Dorsey & Whitney LLP, counsel to Voyageur Fund, based in part on certain representations to be furnished by each Fund, substantially to the effect that the federal income tax consequences of the Reorganization will be as follows:

     (i) the Reorganization will constitute a reorganization within the meaning of Section 368(a)(1)(D) of the Code, and Voyageur Fund and Mackenzie Fund each will qualify as a party to the Reorganization under Section 368(b) of the Code;

     (ii) Mackenzie Fund shareholders will recognize no income, gain or loss upon receipt, pursuant to the Reorganization, of Voyageur Fund shares. Mackenzie Fund shareholders subject to taxation will recognize income upon receipt of any ordinary taxable income or net capital gains of Mackenzie Fund which are distributed by Mackenzie Fund prior to the Effective Time;

    (iii) the tax basis of the Voyageur Fund shares received by each Mackenzie Fund shareholder pursuant to the Reorganization will be equal to the tax basis of the Mackenzie Fund shares exchanged therefor;

     (iv) the holding period of Voyageur Fund shares received by each Mackenzie Fund shareholder pursuant to the Reorganization will include the period during which the Mackenzie Fund shareholder held Mackenzie Fund shares exchanged therefor, provided that the Mackenzie Fund shares were held as a capital asset at the Effective Time;

     (v) Mackenzie Fund will recognize no income, gain or loss by reason of the Reorganization;

     (vi) Voyageur Fund will recognize no income, gain or loss by reason of the Reorganization;

    (vii) the tax basis of the assets received by Voyageur Fund pursuant to the Reorganization will be the same as the basis of those assets in the hands of Mackenzie Fund as of the Effective Time;

   (viii) the holding period of the assets received by Voyageur Fund pursuant to the Reorganization will include the period during which such assets were held by Mackenzie Fund; and

     (ix) Voyageur Fund will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of Mackenzie Fund as of the Effective Time.

     Shareholders of Mackenzie Fund should consult their tax advisors regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Since the foregoing discussion only relates to the federal income tax consequences of the Reorganization, shareholders of Mackenzie Fund should consult their tax advisors as to state and local tax consequences, if any, of the Reorganization.

RECOMMENDATION AND VOTE REQUIRED

     The Board of Trustees of Mackenzie Trust, including the "non-interested" trustees, unanimously recommends that shareholders of Mackenzie Fund approve the Plan. Approval of the Plan will require the affirmative vote of a majority of the outstanding shares of each class of Mackenzie Fund, voting as separate classes.

                               VOTING INFORMATION

GENERAL

     This Prospectus/Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Trustees of Mackenzie Trust to be used at the Special Meeting of Mackenzie Fund shareholders to be held at 10:00 a.m., Eastern time, on May 28, 1996, at the offices of Mackenzie Fund, and at any adjournments thereof. This Prospectus/Proxy Statement, along with a Notice of Special Meeting and a proxy card, is first being mailed to shareholders of Mackenzie Fund on or about April 26, 1996. Only shareholders of record as of the close of business on April 4, 1996 (the "Record Date") will be entitled to notice of, and to vote at, the Meeting or any adjournment thereof. If the enclosed form of proxy is properly executed and returned on time to be voted at the Meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. Unmarked proxies will be voted "for" the proposed Plan and Reorganization. A proxy may be revoked by giving written notice, in person or by mail, of revocation before the Meeting to Mackenzie Fund at its principal executive offices, Via Mizner Financial Plaza, 700 South Federal Highway, Boca Raton, Florida 33432, or by properly executing and submitting a later-dated proxy, or by voting in person at the Meeting.

     If a shareholder executes and returns a proxy but abstains from voting, the shares held by such shareholder will be deemed present at the Meeting for purposes of determining a quorum and will be included in determining the total number of votes cast. If a proxy is received from a broker or nominee indicating that such person has not received instructions from the beneficial owner or other person entitled to vote Mackenzie Fund shares (i.e., a broker "non-vote"), the shares represented by such proxy will not be considered present at the Meeting for purposes of determining a quorum and will not be included in determining the number of votes cast. Brokers and nominees will not have discretionary authority to vote shares for which instructions are not received from the beneficial owner.

     Approval of the Plan and Reorganization will require the affirmative vote described above under "Information About the Reorganization -- Recommendation and Vote Required."

     As of April 4,  1996 (a)  Mackenzie  Fund had  _______  Class A shares  and
______ Class B shares outstanding and entitled to vote at the Meeting; (b) Voyageur Fund had _______ Class A shares, _________ Class B shares and _______ Class C shares outstanding; and (c) the trustees and officers of the respective Funds as a group owned less than one percent of the outstanding shares of each Fund or any class thereof. The following table sets forth information concerning those persons known by the respective Funds to own of record or beneficially more than 5% of the outstanding shares of either Fund, or more than 5% of the outstanding shares of any class of either Fund, as indicated, as of such date, including persons and entities who beneficially own more than 25% of either Fund or any class thereof. Unless otherwise indicated, the persons named below have both record and beneficial ownership:

         NAME AND ADDRESS
         OF RECORD HOLDER                        PERCENTAGE OWNERSHIP
         ----------------                        --------------------

         MACKENZIE FUND
              CLASS A
              CLASS B

         VOYAGEUR FUND
              CLASS A
              CLASS B
              CLASS C

---------------
* Record ownership only.

     Proxies are solicited by mail. Additional solicitations may be made by telephone or personal contact by officers or employees of MIMI and its affiliates without cost to the Funds. In addition, the services of a third-party proxy solicitation firm may be utilized, with such firm's fees and expenses allocated between and borne by Mackenzie Fund and Voyageur Fund as described under "Information About the Reorganization -- Plan of Reorganization" above.

     In the event that sufficient votes to approve the Plan and Reorganization are not received by the date set for the Meeting, the persons named as proxies may propose one or more adjournments of the Meeting for up to 120 days to permit further solicitation of proxies. In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Any such adjournment will require the affirmative vote of a majority of the shares present in person or by proxy and entitled to vote at the Meeting. The persons named as proxies will vote upon such adjournment after consideration of the best interests of all shareholders.

INTERESTS OF CERTAIN PERSONS

     The following persons affiliated with Voyageur Fund receive payments from the Fund for services rendered pursuant to contractual arrangements with the
Fund: VFM receives payments from Voyageur Fund for investment advisory services it renders pursuant to an Investment Advisory Agreement, and for dividend disbursing, transfer agency, administrative and accounting services it renders pursuant to an Administrative Services Agreement. VFD receives payments from Voyageur Fund for servicing of shareholder accounts and distribution-related services pursuant to a Distribution Agreement and the Fund's Plan of Distribution. See "Summary--Fees and Expenses--Voyageur Fund Expenses" above.

                        FINANCIAL STATEMENTS AND EXPERTS

     The audited statements of assets and liabilities, including the schedules of investments in securities, of Mackenzie Fund as of June30, 1995, and of Voyageur Fund as of December31, 1995, and the related statements of operations for the years then ended, the statements of changes in net assets for each of the periods indicated therein, and the financial highlights for the periods indicated therein, as included in the Annual Reports of Mackenzie Fund for the fiscal year ended June30, 1995 and Voyageur Fund for the fiscal year ended December31, 1995, respectively, have been incorporated by reference into this Prospectus/Proxy Statement in reliance on the reports of KPMG Peat Marwick LLP, independent auditors for Voyageur Fund, and Coopers & Lybrand L.L.P., independent auditors for Mackenzie Fund, given on the authority of such firms as experts in accounting and auditing.

                                  LEGAL MATTERS

     Certain legal matters concerning the issuance of the shares of Voyageur Fund to be issued in the Reorganization will be passed on by Dorsey & Whitney LLP, 220 South Sixth Street, Minneapolis, Minnesota 55402.

            OTHER INFORMATION ABOUT MACKENZIE FUND AND VOYAGEUR FUND

     Information concerning Voyageur Fund and Mackenzie Fund is incorporated herein by reference from their current Prospectuses dated March 1, 1995 as supplemented November 9, 1995, and October 27, 1995, respectively. The Prospectus of Voyageur Fund accompanies this Prospectus/Proxy Statement and forms part of the Registration Statement of Voyageur Fund on Form N-1A which has been filed with the Commission. The Prospectus of Mackenzie Fund may be obtained in the manner described under "Incorporation by Reference" and forms part of the Registration Statement of Mackenzie Fund on Form N-1A which has been filed with the Commission.

     Voyageur Fund and Mackenzie Fund are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith file reports and other information including proxy materials, reports and charter documents with the Commission. These proxy materials, reports and other information filed by Voyageur Fund and Mackenzie Fund can be inspected and copies obtained at the Public Reference Facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the New York Regional Office of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates.

                                                                       EXHIBIT A

                      AGREEMENT AND PLAN OF REORGANIZATION

     THIS AGREEMENT AND PLAN OF REORGANIZATION (the "AGREEMENT") is made as of this day of , 1996, by and between Voyageur Investment Trust II ("VOYAGEUR TRUST"), a business trust organized under the laws of the Commonwealth of Massachusetts, on behalf of Voyageur Florida Limited Term Tax Free Fund (the "ACQUIRING FUND"), a series of Voyageur Trust, and Mackenzie Series Trust ("MACKENZIE TRUST"), a business trust organized under the laws of the Commonwealth of Massachusetts, on behalf of Mackenzie Florida Limited Term Municipal Fund (the "ACQUIRED Fund"), a series of Mackenzie Trust.

     This Agreement is intended to be and is adopted as a plan of reorganization and liquidation pursuant to Section 368(a)(1)(D) of the United States Internal Revenue Code of 1986, as amended (the "CODE"). The reorganization (the "REORGANIZATION") will consist of the transfer of all or substantially all of the assets of the Acquired Fund to the Acquiring Fund and the assumption by the Acquiring Fund of all of the identified and stated liabilities of the Acquired Fund in exchange solely for full and fractional voting shares of beneficial interest, par value $.001 per share, of the Acquiring Fund (the "ACQUIRING FUND SHARES"), having an aggregate net asset value equal to the aggregate value of the assets acquired (less liabilities assumed) of the Acquired Fund, and the distribution of the Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund as provided herein, all upon the terms and conditions hereinafter set forth.

     WITNESSETH:

     WHEREAS, each of Voyageur Trust and Mackenzie Trust is a registered, open-end management investment company, with Mackenzie Trust offering its shares of beneficial interest in multiple series (each of which series represents a separate and distinct portfolio of assets and liabilities) and Voyageur Trust offering its shares of beneficial interest in a single series at the current time;

     WHEREAS, the Acquired Fund offers Class A and Class B shares and the Acquiring Fund offers Class A, Class B and Class C shares;

     WHEREAS, the Acquired Fund owns securities which generally are assets of the character in which the Acquiring Fund is permitted to invest; and

     WHEREAS, the Board of Trustees of each of the Acquired Fund and the Acquiring Fund has determined that the exchange of all or substantially all of the assets of the Acquired Fund for Acquiring Fund Shares and the assumption of all of the liabilities of the Acquired Fund by the Acquiring Fund is in the best interests of the shareholders of the Acquired Fund and the Acquiring Fund, respectively.

     NOW,   THEREFORE,   in   consideration   of   the   premises   and  of  the
representations, warranties, covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. TRANSFER OF ALL OR SUBSTANTIALLY ALL OF THE ASSETS OF THE ACQUIRED FUND TO THE ACQUIRING FUND SOLELY IN EXCHANGE FOR ACQUIRING FUND SHARES, THE ASSUMPTION OF ALL ACQUIRED FUND LIABILITIES AND THE LIQUIDATION OF THE ACQUIRED FUND

     1.1 Subject to the requisite approval by Acquired Fund shareholders and to the other terms and conditions set forth herein and on the basis of the representations and warranties contained herein, the Acquired Fund agrees to transfer all or substantially all of the Acquired Fund's assets as set forth in
Section 1.2 to the Acquiring Fund, and the Acquiring Fund agrees in exchange therefor (a) to deliver to the Acquired Fund that number of full and fractional Acquiring Fund Shares determined in accordance with Article 2, and (b) to assume all of the identified and stated liabilities of the Acquired Fund, as set forth in Section 1.3. Such transactions shall take place as of the effective time provided for in Section 3.1 (the "EFFECTIVE TIME").

     1.2 (a) The assets of the Acquired Fund to be acquired by the Acquiring Fund shall consist of all or substantially all of the Acquired Fund's property, including, but not limited to, all cash, securities, commodities, futures, and interest and dividends receivable which are owned by the Acquired Fund as of the Effective Time. All of said assets shall be set forth in detail in an unaudited statement of assets and liabilities of the Acquired Fund as of the Effective Time (the "EFFECTIVE TIME STATEMENT"). The Effective Time Statement shall, with respect to the listing of the Acquired Fund's portfolio securities, detail the adjusted tax basis of such securities by lot, the respective holding periods of such securities and the current and accumulated earnings and profits of the Acquired Fund. The Effective Time Statement shall be prepared in accordance with generally accepted accounting principles (except for footnotes) consistently applied from the prior audited period and shall be certified by the Acquired Fund's treasurer.

     (b) The Acquired Fund has provided the Acquiring Fund with a list of all of the Acquired Fund's assets as of the date of execution of this Agreement. The Acquired Fund reserves the right to sell any of these securities in the ordinary course of its business and, subject to Section 5.1, to acquire additional securities in the ordinary course of its business.

     1.3 The Acquiring Fund shall assume all of the identified and stated liabilities, expenses, costs, charges and reserves (including, but not limited to, expenses incurred in the ordinary course of the Acquired Fund's operations, such as accounts payable relating to custodian fees, investment management and administrative fees, legal and audit fees, and expenses of state securities registration of the Acquired Fund's shares) reflected in the Effective Time Statement. The Acquiring Fund shall assume only those liabilities of the Acquired Fund in the amounts reflected on the Effective Time Statement and shall not assume any other liabilities, whether absolute or contingent, known or unknown, accrued or unaccrued.

     1.4 Immediately after the transfer of assets provided for in Section 1.1 and the assumption of liabilities provided for in Section 1.3, and pursuant to the plan of reorganization adopted herein, the Acquired Fund will distribute pro rata (as provided in Article 2) to the Acquired Fund's shareholders of record, determined as of the Effective Time (the "ACQUIRED FUND SHAREHOLDERS"), the Acquiring Fund Shares received by the Acquired Fund pursuant to Section 1.1, and all other assets of the Acquired Fund, if any. Thereafter, no additional shares representing interests in the Acquired Fund shall be issued. Such distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Acquired Fund shareholders representing the numbers and classes of Acquiring Fund Shares due each such shareholder. All issued and outstanding shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund, although share certificates representing interests in the Acquired Fund will represent those numbers and classes of Acquiring Fund Shares after the Effective Time as determined in accordance with Article 2. Unless requested by Acquired Fund shareholders, the Acquiring Fund will not issue certificates representing the Acquiring Fund Shares issued in connection with such exchange.

     1.5 Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund. Acquiring Fund Shares will be issued in the manner described in the Acquiring Fund's Prospectus and Statement of Additional Information as in effect as of the Effective Time, except that no front-end sales charges will be incurred by Acquired Fund Shareholders in connection with their acquisition of Acquiring Fund Shares pursuant to this Agreement.

     1.6 The Acquiring Fund agrees that in determining contingent deferred sales charges applicable to Class B shares distributed by it in the Reorganization and the date upon which Class B shares distributed by it in the Reorganization convert to Class A shares, it shall give credit for the period during which the holders thereof held the shares of the Acquired Fund in exchange for which such Acquiring Fund shares were issued. In the event that Class A shares of the Acquiring Fund are distributed in the Reorganization to former holders of Class A shares of the Acquired Fund with respect to which the front-end sales charge was waived due to a purchase of $500,000 or more, the Acquiring Fund agrees that in determining whether a deferred sales charge is payable upon the sale of such Class A shares of the Acquiring Fund it shall give credit for the period during which the holder thereof held such Acquired Fund shares.

     1.7 Any reporting responsibility of the Acquired Fund, including, but not limited to, the responsibility for filing of regulatory reports, tax returns, or other documents with the Securities and Exchange Commission (the "COMMISSION"), any state securities commissions, and any federal, state or local tax authorities or any other relevant regulatory authority, is and shall remain the responsibility of the Acquired Fund.

2.   VALUATION; ISSUANCE OF ACQUIRING FUND SHARES

     2.1 The net asset value per share of the Acquired Fund's and the Acquiring Fund's Class A and Class B shares shall be computed as of the Effective Time and after the declaration of any dividends or distributions on that date using the valuation procedures set forth in their respective declarations of trust and bylaws, their then-current Prospectuses and Statements of Additional Information, and as may be required by the Investment Company Act of 1940, as amended (the "1940 ACT").

     2.2 (a) The total number of Class A Acquiring Fund shares to be issued (including fractional shares, if any) in exchange for the assets and liabilities of the Acquired Fund which are allocable to the Acquired Fund's Class A shares shall be determined as of the Effective Time by multiplying the number of Class A Acquired Fund shares outstanding immediately prior to the Effective Time times a fraction, the numerator of which is the net asset value per share of the Acquired Fund's Class A shares immediately prior to the Effective Time, and the denominator of which is the net asset value per share of the Acquiring Fund's Class A shares immediately prior to the Effective Time, each as determined pursuant to Section 2.1.

     (b) The total number of Class B Acquiring Fund shares to be issued (including fractional shares, if any) in exchange for the assets and liabilities of the Acquired Fund which are allocable to the Acquired Fund's Class B shares shall be determined as of the Effective Time by multiplying the number of Class B Acquired Fund shares outstanding immediately prior to the Effective Time times a fraction, the numerator of which is the net asset value per share of the Acquired Fund's Class B shares immediately prior to the Effective Time, and the denominator of which is the net asset value per share of the Acquiring Fund's Class B shares immediately prior to the Effective Time, each as determined pursuant to Section 2.1.

     2.3 Immediately after the Effective Time, the Acquired Fund shall distribute to the Acquired Fund Shareholders of the respective classes in liquidation of the Acquired Fund pro rata within classes (based upon the ratio that the number of Acquired Fund shares of the respective classes owned by each Acquired Fund Shareholder immediately prior to the Effective Time bears to the total number of issued and outstanding Acquired Fund shares of such classes immediately prior to the Effective Time) the full and fractional Acquiring Fund Shares of the respective classes received by the Acquired Fund pursuant to
Section 2.2. Accordingly, each Class A Acquired Fund Shareholder shall receive, immediately after the Effective Time, Class A Acquiring Fund Shares with an aggregate net asset value equal to the aggregate net asset value of the Class A Acquired Fund shares owned by such Acquired Fund Shareholder immediately prior to the Effective Time; and each Class B Acquired Fund Shareholder shall receive, immediately after the Effective Time, Class B Acquiring Fund Shares with an aggregate net asset value equal to the aggregate net asset value of the Class B Acquired Fund shares owned by such Acquired Fund Shareholder immediately prior to the Effective Time.

3.   EFFECTIVE TIME; CLOSING

     3.1 The closing of the transactions contemplated by this Agreement (the "CLOSING") shall occur as of the close of normal trading on the New York Stock Exchange (the "EXCHANGE") (currently, 4:00 p.m. Eastern time), and after the declaration of any dividends or distributions on such date, five business days after this Agreement and the transactions contemplated herein have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund, or at such time on such later date as provided herein or as the parties otherwise may agree in writing (such time and date being referred to herein as the "EFFECTIVE TIME"). All acts taking place at the Closing shall be deemed to take place simultaneously as of the Effective Time unless otherwise agreed to by the parties. The Closing shall be held at the offices of Dorsey & Whitney LLP, 220 South Sixth Street, Minneapolis, Minnesota 55402, or at such other place as the parties may agree.

     3.2 The Acquired Fund shall deliver at the Closing its written instructions to the custodian for the Acquired Fund, acknowledged and agreed to in writing by such custodian, irrevocably instructing such custodian to transfer to the Acquiring Fund all of the Acquired Fund's portfolio securities, cash, and any other assets to be acquired by the Acquiring Fund pursuant to this Agreement.

     3.3 In the event that the Effective Time occurs on a day on which (a)the Exchange or another primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted, or (b trading or the reporting of trading on the Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Effective Time shall be postponed until the close of normal trading on the Exchange on the first business day when trading shall have been fully resumed and reporting shall have been restored.

     3.4 The Acquired Fund shall deliver at the Closing a certificate of its transfer agent stating that the records maintained by the transfer agent (which shall be made available to the Acquiring Fund) contain the names and addresses of the Acquired Fund shareholders and the numbers and classes of outstanding Acquired Fund shares owned by each such shareholder as of the Effective Time. The Acquiring Fund shall certify at the Closing that the Acquiring Fund Shares required to be issued by it pursuant to this Agreement have been issued and delivered as required herein.

     3.5 At the Closing, each party to this Agreement shall deliver to the other such bills of sale, liability assumption agreements, checks, assignments, share certificates, if any, receipts or other similar documents as such other party or its counsel may reasonably request.

4.   REPRESENTATIONS AND WARRANTIES

     4.1 The Acquired Fund represents and warrants to the Acquiring Fund as follows:

     (a) Mackenzie Trust is a business trust duly organized and validly existing under the laws of the Commonwealth of Massachusetts with power under its declaration of trust to own all of its properties and assets and to carry on its business as it is now conducted;

     (b) Mackenzie Trust is a registered investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act, and of each series of shares offered by Mackenzie Trust (including the Acquired Fund shares) under the Securities Act of 1933, as amended (the "1933 ACT"), is in full force and effect;

     (c) Shares of the Acquired Fund are registered in all jurisdictions in which they are required to be registered under state securities laws and any other applicable laws; said registrations, including any periodic reports or supplemental filings, are complete and current in all material respects; all fees required to be paid in connection with such registrations have been paid; and the Acquired Fund is not subject to any stop orders, and is fully qualified to sell its shares in any state in which its shares have been registered;

     (d) The Prospectus and Statement of Additional Information of the Acquired Fund, as of the date hereof and up to and including the Effective Time, conform and will conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

     (e) The Acquired Fund is not, and the execution, delivery and performance of this Agreement will not result, in a violation of Mackenzie Trust's declaration of trust or bylaws or of any material agreement, indenture, instrument, contract, lease or other undertaking to which the Acquired Fund is a party or by which it is bound, except as previously disclosed to the Acquiring Fund in writing;

     (f) Except as previously disclosed to the Acquiring Fund in writing, no material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to the best of the Acquired Fund's knowledge, threatened against the Acquired Fund or any of its properties or assets. The Acquired Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

     (g) The Statement of Assets and Liabilities of the Acquired Fund as of the end of its most recently concluded fiscal year has been audited by Coopers & Lybrand L.L.P., independent accountants, and is in accordance with generally accepted accounting principles consistently applied, and such statement (a copy of which has been furnished to the Acquiring Fund) presents fairly, in all material respects, the financial position of the Acquired Fund as of such date, and there are no known material contingent liabilities of the Acquired Fund as of such date not disclosed therein;

     (h) Since the end of the Acquired  Fund's most  recently  concluded  fiscal year, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, except as otherwise disclosed to the Acquiring Fund. For the purposes of this paragraph (h), a decline in net asset value per share of the Acquired Fund, the discharge or incurrence of Acquired Fund liabilities in the ordinary course of business, or the redemption of Acquired Fund shares by Acquired Fund shareholders, shall not constitute such a material adverse change;

     (i) All material federal and other tax returns and reports of the Acquired Fund required by law to have been filed prior to the Effective Time shall have been filed and shall be correct, and all federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and, to the best of the Acquired Fund's knowledge, no such return is currently under audit and no assessment shall have been asserted with respect to such returns;

     (j) For each taxable year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company, and the Acquired Fund intends to meet the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company for its final, partial taxable year;

     (k) All issued and outstanding shares of the Acquired Fund are, and at the Effective Time will be, duly and validly issued and outstanding, fully paid and non-assessable (recognizing that, under Massachusetts law, Acquired Fund Shareholders could, under certain circumstances, be held personally liable for obligations of Mackenzie Trust). All of the issued and outstanding shares of the Acquired Fund will, at the Effective Time, be held by the persons and in the amounts set forth in the records of the Acquired Fund, as provided in Section
3.4. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any Acquired Fund shares, and there is not outstanding any security convertible into any Acquired Fund shares (other than Class B shares which automatically convert to Class A shares after a specified period);

     (l) At the Effective Time, the Acquired Fund will have good and marketable title to the Acquired Fund's assets to be transferred to the Acquiring Fund pursuant to Section 1.2 and full right, power, and authority to sell, assign, transfer and deliver such assets hereunder, and upon delivery of and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act other than as disclosed to the Acquiring Fund in the Effective Time Statement;

     (m) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Effective Time by all necessary action on the part of the Acquired Fund's Board of Trustees, and, subject to the approval of the Acquired Fund shareholders, this Agreement will constitute a valid and binding obligation of the Acquired Fund, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws relating to or affecting creditors' rights and to the application of equitable principles in any proceeding, whether at law or in equity;

     (n) The information to be furnished by and on behalf of the Acquired Fund for use in registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects;

     (o) All information pertaining to the Acquired Fund, Mackenzie Trust, and their agents and affiliates and included in the Registration Statement referred to in Section 5.5 (or supplied by the Acquired Fund, Mackenzie Trust or their agents or affiliates for inclusion in said Registration Statement), on the effective date of said Registration Statement and up to and including the Effective Time, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements are made, not materially misleading (other than as may timely be remedied by further appropriate disclosure);

     (p) Since the end of the Acquired Fund's most recently concluded fiscal year, there have been no material changes by the Acquired Fund in accounting methods, principles or practices, including those required by generally accepted accounting principles, except as disclosed in writing to the Acquiring Fund; and

     (q) The Effective Time Statement will be prepared in accordance with generally accepted accounting principles (except for footnotes) consistently applied and will present accurately in all material respects the assets and liabilities of the Acquired Fund as of the Effective Time, and the values of the Acquired Fund's assets and liabilities to be set forth in the Effective Time Statement will be computed as of the Effective Time using the valuation procedures set forth in the Acquired Fund's declaration of trust and bylaws, its then-current Prospectus and Statement of Additional Information, and as may be required by the 1940 Act. At the Effective Time, the Acquired Fund will have no liabilities, whether absolute or contingent, accrued or unaccrued, which are not reflected in the Effective Time Statement.

     4.2 The Acquiring Fund represents and warrants to the Acquired Fund as follows:

     (a) Voyageur Trust is a business trust duly organized and validly existing under the laws of the Commonwealth of Massachusetts with power under its declaration of trust to own all of its properties and assets and to carry on its business as it is now conducted;

     (b) Voyageur Trust is a registered investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act, and of each series of shares offered by Voyageur Trust (including the Acquiring Fund Shares) under the 1933 Act, is in full force and effect;

     (c) Shares of the Acquiring Fund are registered in all jurisdictions in which they are required to be registered under state securities laws and any other applicable laws; said registrations, including any periodic reports or supplemental filings, are complete and current; all fees required to be paid in connection with such registrations have been paid; and the Acquiring Fund is in good standing, is not subject to any stop orders, and is fully qualified to sell its shares in any state in which its shares have been registered;

         (d) The Prospectus and Statement of Additional Information of the Acquiring Fund, as of the date hereof and up to and including the Effective Time, conform and will conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not and will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

     (e) The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not result, in a violation of its declaration of trust or bylaws or of any material agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund is a party or by which it is bound;

     (f) No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to the best of the Acquiring Fund's knowledge, threatened against the Acquiring Fund or any of its properties or assets. The Acquiring Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

         (g) The Statement of Assets and Liabilities of the Acquiring Fund as of the end of its most recently concluded fiscal year has been audited by KPMG Peat Marwick LLP, independent accountants, and is in accordance with generally accepted accounting principles consistently applied, and such statement (a copy of which has been furnished to the Acquired Fund) presents fairly, in all material respects, the financial position of the Acquiring Fund as of such date, and there are no known material contingent liabilities of the Acquiring Fund as of such date not disclosed therein;

     (h) Since the end of the Acquiring Fund's most recently concluded fiscal year, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, except as otherwise disclosed to the Acquired Fund. For the purposes of this paragraph (h), a decline in net asset value per share of the Acquiring Fund, the discharge or incurrence of Acquiring Fund liabilities in the ordinary course of business, or the redemption of Acquiring Fund shares by Acquiring Fund shareholders, shall not constitute such a material adverse change;

     (i) All material federal and other tax returns and reports of the Acquiring Fund required by law to have been filed prior to the Effective Time shall have been filed and shall be correct, and all federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and, to the best of the Acquiring Fund's knowledge, no such return is currently under audit and no assessment shall have been asserted with respect to such returns;

     (j) For each taxable year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company, and the Acquiring Fund intends to meet the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company in the current and future years;

     (k) All issued and outstanding shares of the Acquiring Fund are, and at the Effective Time will be, duly and validly issued and outstanding, fully paid and non-assessable (recognizing that, under Massachusetts law, Acquiring Fund Shareholders could, under certain circumstances, be held personally liable for obligations of Voyageur Trust). The Acquiring Fund Shares to be issued and delivered to the Acquired Fund for the account of the Acquired Fund
Shareholders, pursuant to the terms of this Agreement, at the Effective Time will have been duly authorized and, when so issued and delivered, will be duly and validly issued and outstanding, fully paid and non-assessable (recognizing that, under Massachusetts law, Acquiring Fund Shareholders could, under certain circumstances, be held personally liable for obligations of Voyageur Trust). The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any Acquiring Fund shares, and there is not outstanding any security convertible into any Acquiring Fund shares (other than Class B shares which automatically convert to Class A shares after a specified period);

     (l) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Effective Time by all necessary action on the part of Voyageur Trust's Board of Trustees, and at the Effective Time this Agreement will constitute a valid and binding obligation of the Acquiring Fund, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws relating to or affecting creditors' rights and to the application of equitable principles in any proceeding, whether at law or in equity. Consummation of the transactions contemplated by this Agreement does not require the approval of the Acquiring Fund's shareholders;

     (m) The information to be furnished by and on behalf of the Acquiring Fund for use in registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects;

     (n) Since the end of the Acquiring Fund's most recently concluded fiscal year, there have been no material changes by the Acquiring Fund in accounting methods, principles or practices, including those required by generally accepted accounting principles, except as disclosed in writing to the Acquired Fund; and

     (o) The Registration Statement referred to in Section 5.5, on its effective date and up to and including the Effective Time, will (i) conform in all material respects to the applicable requirements of the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 ACT"), and the 1940 Act and the rules and regulations of the Commission thereunder, and (ii) not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading (other than as may timely be remedied by further appropriate disclosure); provided, however, that the representations and warranties in clause (ii) of this paragraph shall not apply to statements in (or omissions from) the Registration Statement concerning the Acquired Fund, Mackenzie Trust, and their agents and affiliates (or supplied by the Acquired Fund, Mackenzie Trust, or their agents or affiliates for inclusion in said Registration Statement).

5.   COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND

     5.1 Each of the Acquired Fund and the Acquiring Fund will operate its business in the ordinary course between the date hereof and the Effective Time, it being understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions, and any other distributions that may be advisable (which may include distributions prior to the Effective Time of net income and/or net realized capital gains not previously distributed). Between the date hereof and the Effective Time, the Acquired Fund will not acquire any securities which are not permissible investments for the Acquiring Fund.

     5.2 The Acquired Fund will call a meeting of its shareholders to consider and act upon this Agreement and to take all other action reasonably necessary to obtain approval of the transactions contemplated herein.

     5.3 The Acquired Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Acquired Fund shares.

     5.4 Subject to the provisions of this Agreement, the Acquiring Fund and the Acquired Fund will each take, or cause to be taken, all actions, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

     5.5 The Acquired Fund will provide the Acquiring Fund with information reasonably necessary with respect to the Acquired Fund and its agents and affiliates for the preparation of the Registration Statement on Form N-14 of the Acquiring Fund (the "REGISTRATION STATEMENT"), in compliance with the 1933 Act, the 1934 Act and the 1940 Act.

     5.6 The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such state blue sky or securities laws as may be necessary in order to conduct its operations after the Effective Time.

6.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND

     The obligations of the Acquired Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder at or before the Effective Time, and, in addition thereto, the following further conditions (any of which may be waived by the Acquired Fund, in its sole and absolute discretion):

     6.1 All representations and warranties of the Acquiring Fund contained in this Agreement shall be true and correct as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Effective Time with the same force and effect as if made at such time;

     6.2 The Acquiring Fund shall have delivered to the Acquired Fund a certificate executed in its name by its President or a Vice President, in a form reasonably satisfactory to the Acquired Fund and dated as of the date of the Closing, to the effect that the representations and warranties of the Acquiring Fund made in this Agreement are true and correct at the Effective Time, except as they may be affected by the transactions contemplated by this Agreement;

     6.3 The Acquiring Fund shall have delivered to the Acquired Fund the certificate as to the issuance of Acquiring Fund shares contemplated by the second sentence of Section 3.4;

     6.4 The Acquiring Fund's investment adviser shall have paid or agreed to pay the costs incurred by Voyageur Trust and Mackenzie Trust in connection with the Reorganization, including the fees and expenses associated with the preparation and filing of the Registration Statement referred to in Section 5.5 above, and the expenses of printing and mailing the prospectus/proxy statement, soliciting proxies and holding the Acquired Fund shareholder meeting required to approve the transactions contemplated by this Agreement; and

     6.5 The Acquired Fund shall have received an opinion from Dorsey & Whitney LLP, counsel to the Acquiring Fund, dated as of the Closing Date, to the effect that:

     (a) Under federal laws and the laws of the State of Minnesota, this Agreement has been duly authorized, executed and delivered by the Acquiring Fund and, assuming due authorization, execution and delivery of the Agreement by the Acquired Fund, constitutes a valid and legally binding obligation of the Acquiring Fund enforceable against the Acquiring Fund in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equitable principles;

     (b) The execution and delivery of this Agreement did not and the exchange of the Acquired Fund's assets for shares of the Acquiring Fund do not violate (i) the Acquiring Fund's declaration of trust or bylaws or (ii) any federal law of the United States or the laws of the State of Minnesota applicable to the Acquiring Fund; provided, however, that (x) such counsel may state that it expresses no opinion with respect to federal or state securities laws, other antifraud laws and fraudulent transfer laws, (y) insofar as performance by the Acquiring Fund of its obligations under this Agreement is concerned such counsel may state that it expresses no opinion as to bankruptcy, insolvency, reorganization, moratorium or similar laws of general applicability relating to or affecting creditors' rights, and (z) insofar as the opinion expressed in subsection (i) hereof involves the laws of the Commonwealth of Massachusetts, such counsel may assume that such laws are the same as the laws of the State of Minnesota;

     (c) All regulatory consents, authorizations, approvals and filings required to be obtained or made by the Acquired Fund under the federal laws of the United States, the laws of the Commonwealth of Massachusetts and state Blue Sky or securities laws for the consummation of the transactions contemplated by this Agreement have been obtained or made.

7.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND

     The obligations of the Acquiring Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund of all of the obligations to be performed by it hereunder at or before the Effective Time and, in addition thereto, the following conditions
(any of which may be waived by the Acquiring Fund, in its sole and absolute discretion):

     7.1 All representations and warranties of the Acquired Fund contained in this Agreement shall be true and correct as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Effective Time with the same force and effect as if made at such time.

     7.2 The Acquired Fund shall have delivered to the Acquiring Fund the Effective Time Statement.

         7.3 The Acquired Fund shall have delivered to the Acquiring Fund a certificate executed in its name by its President or a Vice President, in a form reasonably satisfactory to the Acquiring Fund and dated as of the date of the Closing, to the effect that the representations and warranties of the Acquired Fund made in this Agreement are true and correct at the Effective Time, except as they may be affected by the transactions contemplated by this Agreement.

         7.4 The Acquired Fund shall have delivered to the Acquiring Fund the written instructions to the custodian for the Acquired Fund contemplated by
Section 3.2.

         7.5 The Acquired Fund shall have delivered to the Acquiring Fund the certificate as to its shareholder records contemplated by the first sentence of
Section 3.4.

         7.6 At or prior to the Effective Time, the expenses incurred by the Acquired Fund (or accrued up to the Effective Time) shall have been maintained by the Acquired Fund's investment adviser or otherwise so as not to exceed any applicable contractual or state-imposed expense limitations.

     7.7 At or prior to the Effective Time, appropriate action shall have been taken by the Acquired Fund's investment adviser or otherwise such that no unamortized organizational expenses shall be reflected in the Effective Time Statement.

     7.8 Immediately prior to the Effective Time, the Acquired Fund shall not hold any securities which are not permissible investments for the Acquiring Fund.

     7.9 On or prior to the Closing Date, the Acquired Fund shall have made a distribution to its shareholders of its net tax-exempt income, ordinary taxable income and net realized capital gains, if any, for its taxable year ending on the Closing Date, to the extent necessary to avoid federal income and excise taxes on its income and gains and to maintain its status as a regulated investment company under the Code.

     7.10 The Acquiring Fund shall have received an opinion from Dechert Price & Rhoads, counsel to the Acquired Fund, dated as of the Closing Date, to the effect that:

     (a) Mackenzie Trust has been duly organized and is validly existing as a business trust under the laws of the Commonwealth of Massachusetts with requisite power and authority to own its properties and, to the knowledge of such counsel, to carry on its business as presently conducted;

     (b) Under federal laws and the laws of the Commonwealth of Massachusetts, this Agreement has been duly authorized, executed and delivered by the Acquired Fund and, assuming due authorization, execution and delivery of the Agreement by the Acquiring Fund, constitutes a valid and legally binding obligation of the Acquired Fund enforceable against the Acquired Fund in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equitable principles;

     (c) The execution and delivery of this Agreement did not and the exchange of the Acquired Fund's assets for shares of the Acquiring Fund do not violate
(i) the Acquired Fund's declaration of trust or bylaws or (ii) any federal law of the United States or the laws of the Commonwealth of Massachusetts applicable to the Acquired Fund, provided, however, that such counsel may state that it expresses no opinion with respect to federal or state securities laws, other antifraud laws and fraudulent transfer laws; and provided further that insofar as performance by the Acquired Fund of its obligations under this Agreement is concerned such counsel may state that it expresses no opinion as to bankruptcy, insolvency, reorganization, moratorium or similar laws of general applicability relating to or affecting creditors' rights;

     d) All regulatory consents, authorizations, approvals and filings required to be obtained or made by the Acquired Fund under the federal laws of the United States and the laws of the Commonwealth of Massachusetts for the consummation of the transactions contemplated by this Agreement have been obtained or made.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND AND THE ACQUIRED FUND

     The  following  shall  constitute  further  conditions   precedent  to  the
consummation of the Reorganization:

     8.1 This Agreement and the transactions contemplated herein shall have been approved by the requisite votes of (a) the Board of Trustees of each of the Acquiring Fund and the Acquired Fund, and (b) the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of the Acquired Fund's Amended and Restated Declaration of Trust, as amended, and By-Laws and applicable law, and each Fund shall have delivered certified copies of the resolutions evidencing such approvals to the other Fund. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Acquired Fund may waive the conditions set forth in this Section 8.1.

     8.2 As of the Effective Time, no action, suit or other proceeding shall be, to the knowledge of either party to this Agreement, threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

     8.3 All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions.

     8.4 The Registration Statement shall have become effective under the 1933 Act, and no stop order suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

     8.5 The parties shall have received the opinion of Dorsey & Whitney LLP addressed to the Acquired Fund and the Acquiring Fund, dated as of the date of the Closing, and based in part on certain representations to be furnished by the Acquired Fund, the Acquiring Fund, and their respective investment advisers, substantially to the effect that:

     (a) the Reorganization will constitute a reorganization within the meaning of Section 368(a)(1)(D) of the Code, and the Acquiring Fund and the Acquired Fund each will qualify as a party to the Reorganization under Section 368(b) of the Code;

     (b) the Acquired Fund shareholders will recognize no income, gain or loss upon receipt, pursuant to the Reorganization, of the Acquiring Fund Shares. Acquired Fund shareholders subject to taxation will recognize income upon receipt of any net investment income or net capital gains of the Acquired Fund which are distributed by the Acquired Fund prior to the Effective Time;

     (ci) the tax basis of the Acquiring Fund Shares received by each Acquired Fund shareholder pursuant to the Reorganization will be equal to the tax basis of the Acquired Fund shares exchanged therefor;

     (d) the holding period of the Acquiring Fund Shares received by each Acquired Fund shareholder pursuant to the Reorganization will include the period during which the Acquired Fund shareholder held the Acquired Fund shares exchanged therefor, provided that the Acquired Fund shares were held as a capital asset at the Effective Time;

     (e) the Acquired Fund will recognize no income, gain or loss by reason of the Reorganization;

     (f) the Acquiring Fund will recognize no income, gain or loss by reason of the Reorganization;

     (g)) the tax basis of the assets received by the Acquiring Fund pursuant to the Reorganization will be the same as the basis of those assets in the hands of the Acquired Fund as of the Effective Time;

     (h) the holding period of the assets received by the Acquiring Fund pursuant to the Reorganization will include the period during which such assets were held by the Acquired Fund; and

     (i) the Acquiring Fund will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of the Acquired Fund as of the Effective Time.

9.   INDEMNIFICATION

     9.1 The Acquiring Fund agrees to indemnify and hold harmless the Acquired Fund and each of the Acquired Fund's trustees and officers from and against any and all losses, claims, damages, liabilities or expenses (including, without limitation, the payment of reasonable legal fees and reasonable costs of investigation) to which, jointly or severally, the Acquired Fund or any of its directors or officers may become subject, insofar as any such loss, claim, damage, liability or expense (or actions with respect thereto) arises out of or is based on any breach by the Acquiring Fund of any of its representations, warranties, covenants or agreements set forth in this Agreement.

     9.2 The Acquired Fund agrees to indemnify and hold harmless the Acquiring Fund and each of the Acquiring Fund's directors and officers from and against any and all losses, claims, damages, liabilities or expenses (including, without limitation, the payment of reasonable legal fees and reasonable costs of investigation) to which, jointly or severally, the Acquiring Fund or any of its directors or officers may become subject, insofar as any such loss, claim, damage, liability or expense (or actions with respect thereto) arises out of or is based on any breach by the Acquired Fund of any of its representations, warranties, covenants or agreements set forth in this Agreement.

10.  ENTIRE AGREEMENT; SURVIVAL OF REPRESENTATIONS AND WARRANTIES

     10.1 The Acquiring Fund and the Acquired Fund agree that neither party has made any representation, warranty, covenant or agreement not set forth herein and that this Agreement constitutes the entire agreement between the parties.

     10.2 The representations and warranties contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereby.

11.  TERMINATION

     This Agreement and the transactions contemplated hereby may be terminated and abandoned at any time prior to the Closing:

     (a) by either party by resolution of the party's board of trustees at any time prior to the Effective Time, if circumstances should develop that, in the good faith opinion of such board, make proceeding with this Agreement and such transactions not in the best interest of the applicable party's shareholders;

     (b) By either party by notice to the other, without liability to the terminating party on account of such termination (providing the terminating party is not otherwise in material default or breach of this Agreement) if the Closing shall not have occurred on or before August 31, 1996.

12.  AMENDMENTS

     This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Acquired Fund and the Acquiring Fund; provided, however, that following the meeting of the Acquired Fund shareholders called by the Acquired Fund pursuant to Section 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of Acquiring Fund Shares to be issued to Acquired Fund shareholders under this Agreement to the detriment of such shareholders without their further approval.

13.  NOTICES

     Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be deemed duly given if delivered or mailed by registered mail, postage prepaid, addressed to the Acquiring Fund at 90 South Seventh Street, Suite 4400, Minneapolis, Minnesota 55402, Attention: President, and to the Acquired Fund at Via Mizner Financial
Plaza,  700  South  Federal  Highway,  Boca  Raton,  Florida  33432,  Attention:
President.

14.  HEADINGS; COUNTERPARTS; ASSIGNMENT; MISCELLANEOUS

     14.1 The Article and Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     14.2 All agreements, covenants, representations and warranties made herein by the Acquired Fund, and all obligations, duties, responsibilities, rights and privileges created hereunder in the name of the Acquired Fund, and all actions that are to be taken by the Acquired Fund, shall be treated as if made, created or to be taken by Mackenzie Trust on behalf of the Acquired Fund. The name "Mackenzie Series Trust" is the designation of the Trustees for the time being under a Declaration of Trust dated April 22, 1985, as amended. The Acquired Fund's obligations hereunder shall not be binding upon any of the Trust's trustees, shareholders, nominees, officers, agents, or employees personally, but shall bind only the trust property of Mackenzie Trust. Any persons dealing with Mackenzie Trust must look solely to trust property for the enforcement of any claims against Mackenzie Trust. No series of Mackenzie Trust other than the Acquired Fund is responsible for the Acquired Fund's obligations.

     14.3 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same agreement.

     14.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by either party without the prior written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

     14 .5 The validity, interpretation and effect of this Agreement shall be governed exclusively by the laws of the Commonwealth of Massachusetts, without giving effect to the principles of conflict of laws thereof.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its President or Vice President.

                                        VOYAGEUR INVESTMENT TRUST II
                                        on behalf of

                                        VOYAGEUR FLORIDA LIMITED TERM TAX
                                        FREE FUND



                                        By________________________________


                                        Its_______________________________



                                        MACKENZIE SERIES TRUST
                                        on behalf of
                                        MACKENZIE FLORIDA LIMITED TERM
                                        MUNICIPAL FUND


                                        By________________________________


                                        Its_______________________________



           PROSPECTUS /PROXY STATEMENT
                 APRIL 26, 1996

        PROPOSED ACQUISITION OF ASSETS OF

         MACKENZIE FLORIDA LIMITED TERM
                 MUNICIPAL FUND
         A SEPARATELY MANAGED SERIES OF
             MACKENZIE SERIES TRUST

        BY AND IN EXCHANGE FOR SHARES OF

         VOYAGEUR FLORIDA LIMITED TERM
                  TAX FREE FUND
         THE SOLE OUTSTANDING SERIES OF
          VOYAGEUR INVESTMENT TRUST II



================================================
                TABLE OF CONTENTS
================================================

                                            PAGE
                                            ----

INCORPORATION BY REFERENCE...............      2
SUMMARY..................................      4
PRINCIPAL RISK FACTORS...................     11
COMPARISON OF INVESTMENT
   OBJECTIVES, POLICIES AND
   RESTRICTIONS..........................     14
CAPITALIZATION...........................     17
INFORMATION ABOUT THE
   REORGANIZATION........................     17
VOTING INFORMATION.......................     21
FINANCIAL STATEMENTS AND EXPERTS
22
LEGAL MATTERS............................     23
OTHER INFORMATION ABOUT MACKENZIE
   FUND AND VOYAGEUR FUND................     23
EXHIBIT A -- AGREEMENT AND PLAN OF
   REORGANIZATION........................    A-1


THE FOLLOWING DOCUMENTS ACCOMPANY THIS
PROSPECTUS/PROXY STATEMENT:

PROSPECTUS DATED MARCH 1, 1995, AS
SUPPLEMENTED NOVEMBER 9, 1995, OF
VOYAGEUR FLORIDA LIMITED TERM TAX
FREE FUND

ANNUAL REPORT OF VOYAGEUR FLORIDA
LIMITED TERM TAX FREE FUND FOR THE
FISCAL YEAR ENDED DECEMBER 31, 1995


PROSPECTUS

Dated March 1, 1995 as supplemented November 9, 1995
--------------------------------------------------------------------------------

Each of the funds listed on this page (individually, a "Fund" and together, the "Funds") is a series of an open end management investment company, commonly referred to as a mutual fund. Three styles of funds are contained in this combined Prospectus: limited term tax free funds (the "Limited Term Tax Free Funds"), longer term tax free funds (the "Tax Free Funds") and longer term insured tax free funds (the "Insured Tax Free Funds"). The investment objective of each Limited Term Tax Free Fund is to provide investors with preservation of capital and, secondarily, current income exempt from federal income tax and (except for the "national" fund) the personal income tax, if any, of the Fund's particular state, by maintaining a weighted average portfolio maturity of 10 years or less. The investment objective of each Tax Free Fund and Insured Tax Free Fund is to seek as high a level of current income exempt from federal income tax and (except for the "national" fund) from the personal income tax, if any, of the Fund's particular state, as is consistent with preservation of capital. The weighted average maturity of the investment portfolio of each Tax Free Fund and Insured Tax Free Fund is expected to be approximately 15 to 25 years. There is no assurance that any Fund will achieve its investment objective.
     Tax Exempt Obligations (as defined herein) in the investment portfolios of the Insured Tax Free Funds consist primarily of insured securities and "escrow secured" or "defeased" bonds. Insurance on portfolio securities does not guarantee the market value of such securities or the value of the Insured Tax Free Funds' shares. See "Investment Objectives and Policies -- Insured Tax Free Funds."

--------------------------------------------------------------------------------------------------
Voyageur Arizona Limited Term Tax Free Fund       Voyageur Kansas Tax Free Fund
Voyageur Arizona Insured Tax Free Fund(1)         Voyageur Minnesota Limited Term Tax Free Fund(1)
Voyageur Arizona Tax Free Fund                    Voyageur Minnesota Insured Fund(1)
Voyageur California Limited Term Tax Free Fund    Voyageur Minnesota Tax Free Fund(1)
Voyageur California Insured Tax Free Fund(1)      Voyageur Missouri Insured Tax Free Fund
Voyageur California Tax Free Fund                 Voyageur New Mexico Tax Free Fund
Voyageur Colorado Limited Term Tax Free Fund      Voyageur North Dakota Tax Free Fund
Voyageur Colorado Insured Tax Free Fund           Voyageur Oregon Insured Tax Free Fund
Voyageur Colorado Tax Free Fund(1)                Voyageur Utah Tax Free Fund
Voyageur Florida Limited Term Tax Free Fund       Voyageur Washington Insured Tax Free Fund
Voyageur Florida Insured Tax Free Fund(1)         Voyageur Wisconsin Tax Free Fund
Voyageur Florida Tax Free Fund                    Voyageur National Limited Term Tax Free Fund(1)
Voyageur Idaho Tax Free Fund                      Voyageur National Insured Tax Free Fund(1)
Voyageur Iowa Tax Free Fund                       Voyageur National Tax Free Fund(1)
--------------------------------------------------------------------------------------------------

1 Diversified series

The Funds' investment adviser is Voyageur Fund Managers, Inc. ("Voyageur"). The address of Voyageur and the Funds is 90 South Seventh Street, Suite 4400, Minneapolis, Minnesota 55402.
     AN  INVESTMENT  IN ANY OF THE FUNDS IS NOT A DEPOSIT OR  OBLIGATION  OF, OR
GUARANTEED OR ENDORSED BY, ANY BANK AND IS NOT INSURED OR GUARANTEED BY THE UNITED STATES GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER FEDERAL AGENCY. AN INVESTMENT IN ANY OF THE FUNDS INVOLVES INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL DUE TO FLUCTUATIONS IN THE APPLICABLE FUND'S NET ASSET VALUE.
     This Prospectus sets forth certain information about the Funds that a prospective investor ought to know before investing. Investors should read and retain this Prospectus for future reference. The Funds have filed a Statement of Additional Information (dated March 1, 1995) with the Securities and Exchange Commission. The Statement of Additional Information is available free of charge by telephone (800-553- 2143) and is incorporated by reference herein in its entirety.
     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
     The Funds offer investors a choice among classes of shares which offer different sales charges and bear different expenses. These alternatives permit an investor to choose the method of purchasing shares that is most beneficial given the amount of the purchase, the length of time the investor expects to hold the shares and other circumstances.

CLASS A SHARES
An investor who purchases Class A shares pays a sales charge at the time of purchase. As a result, Class A shares are not subject to any charges when they are redeemed (except for sales at net asset value in excess of $1 million or sales subject to special promotions identified from time to time by Voyageur which in either case are subject to a contingent deferred sales charge). The initial sales charge may be reduced or waived for certain purchases. Class A shares of each Fund are subject to a Rule 12b-1 fee payable at an annual rate of
 .25% of a Fund's average daily net assets attributable to Class A shares. See "How to Purchase Shares -- Class A Shares."

CLASS B SHARES
Class B shares are sold without an initial sales charge, but are subject to a contingent deferred sales charge of up to 4% if redeemed within six years of purchase. Class B shares are also subject to a higher Rule 12b-1 fee than Class A shares. The Rule 12b-1 fee for Class B shares will be paid at an annual rate of 1% of a Fund's average daily net assets attributable to Class B shares. Class B shares will automatically convert to Class A shares at net asset value approximately eight years after purchase. Class B shares provide an investor the benefit of putting all of the investor's dollars to work from the time the investment is made but until conversion will have a higher expense ratio and pay lower dividends than Class A shares due to the higher Rule 12b-1 fee. See "How to Purchase Shares -- Class B Shares."

CLASS C SHARES
Class C shares are sold without an initial sales charge. Class C shares are also subject to a higher Rule 12b-1 fee than Class A shares. The Rule 12b-1 fee for Class C shares of each Fund will be paid at an annual rate of 1% of the Fund's average daily net assets attributable to Class C shares. Class C shares provide an investor the benefit of putting all of the investor's dollars to work from the time the investment is made, but will have a higher expense ratio and pay lower dividends than Class A shares due to the higher Rule 12b-1 fee. See "How to Purchase Shares -- Class C Shares." Class C shares do not convert to any other class of shares.

     The decision as to which class of shares provides a more suitable investment for an investor depends on a number of factors, including the amount and intended length of the investment. Investors making investments that qualify for reduced sales charges might consider Class A shares. Other investors might consider Class B or Class C shares because all of the purchase price is invested immediately. Voyageur will treat orders for Class B shares for $250,000 or more as orders for Class A shares or declined. Sales personnel may receive different compensation depending on which class of shares they sell.

SHARES OF THE FUNDS COVERED BY THIS PROSPECTUS ARE NOT REGISTERED IN ALL STATES. SHARES THAT ARE NOT REGISTERED IN ONE OR MORE STATES ARE NOT BEING OFFERED AND SOLD IN SUCH STATES.



FEES AND EXPENSES
------------------------------------------------------------------------------------------------------------

                             Shareholder Transaction
                                   Expenses            Annual Fund Operating Expenses
                            ------------------------ as a percentage of Average Net Assets       Total
                                                            After Fee Waivers and               Fund
                                                           Reimbursement Agreements           Operating
                                Maximum            ------------------------------------------ Expenses
                               Front End   Maximum                                             Without
                               Sales Load    CDSC     Manage-                      Total Fund  Voluntary
                               Imposed on  Imposed on  ment               Other   Operating  Waiver and
VOYAGEUR FUNDS (a)             Purchases   Redemptions Fee    12B-1 Fee  Expenses  Expenses  Reimbursement
------------------------------------------------------------------------------------------------------------
STATE LONG TERM FUNDS
Arizona Tax Free - Class A         4.75%     100%      0.25%     0.25%      --%      0.50%    1.25%
Arizona Tax Free - Class B         N/A*      4.00      0.25      1.00       --       1.25     2.00
Arizona Tax Free - Class C         N/A*      None      0.25      1.00       --       1.25     2.00
California Tax Free - Class A      4.75      1.00**    0.25      0.25       --       0.50     1.25
California Tax Free - Class B      N/A*      4.00      0.25      1.00       --       1.25     2.00
California Tax Free - Class C      N/A*      None      0.25      1.00       --       1.25     2.00
Colorado Tax Free - Class A        3.75      1.00**    0.50      0.10     0.20       0.80     0.95
Colorado Tax Free - Class B        N/A*      4.00      0.50      1.00     0.20       1.70     1.70
Colorado Tax Free - Class C        N/A*      None      0.50      1.00     0.20       1.70     1.70
Florida Tax Free - Class A         4.75      1.00**    0.25      0.25       --       0.50     1.25
Florida Tax Free - Class B         N/A*      4.00      0.25      1.00       --       1.25     2.00
Florida Tax Free - Class C         N/A*      None      0.25      1.00       --       1.25     2.00
Idaho Tax Free - Class A           3.75      1.00**    0.25      0.25       --       0.50     1.25
Idaho Tax Free - Class B           N/A*      4.00      0.25      1.00       --       1.25     2.00
Idaho Tax Free - Class C           N/A*      None      0.25      1.00       --       1.25     2.00
Iowa Tax Free - Class A            3.75      1.00**    0.50      0.10     0.30       0.90     1.25
Iowa Tax Free - Class B            N/A*      4.00      0.50      1.00     0.30       1.80     2.00
Iowa Tax Free - Class C            N/A*      None      0.50      1.00     0.30       1.80     2.00
Kansas Tax Free - Class A          4.75      1.00**    0.50      0.10       --       0.60     1.25
Kansas Tax Free - Class B          N/A*      4.00      0.50      1.00       --       1.50     2.00
Kansas Tax Free - Class C          N/A*      None      0.50      1.00       --       1.50     2.00
Minnesota Tax Free - Class A       4.75      1.00**    0.50      0.25     0.16       0.91     0.91
Minnesota Tax Free - Class B       N/A*      4.00      0.50      1.00     0.16       1.66     1.66
Minnesota Tax Free - Class C       N/A*      None      0.50      1.00     0.16       1.66     1.66
New Mexico Tax Free - Class A      3.75      1.00**    0.50      0.10     0.40       1.00     1.15
New Mexico Tax Free - Class B      N/A*      4.00      0.50      1.00     0.40       1.90     1.90
New Mexico Tax Free - Class C      N/A*      None      0.50      1.00     0.40       1.90     1.90
North Dakota Tax Free - Class A    4.75      1.00**    0.50      0.05     0.45       1.00     1.20
North Dakota Tax Free - Class B    N/A*      4.00      0.50      1.00     0.45       1.95     1.95
North Dakota Tax Free - Class C    N/A*      None      0.50      1.00     0.45       1.95     1.95
Utah Tax Free - Class A            3.75      1.00**    0.50      0.10       --       0.60     1.25
Utah Tax Free - Class B            N/A*      4.00      0.50      1.00       --       1.50     2.00
Utah Tax Free - Class C            N/A*      None      0.50      1.00       --       1.50     2.00
Wisconsin Tax Free - Class A       3.75      1.00**    0.50      0.10     0.45       1.05     1.20
Wisconsin Tax Free - Class B       N/A*      4.00      0.50      1.00     0.45       1.95     1.95
Wisconsin Tax Free - Class C       N/A*      None      0.50      1.00     0.45       1.95     1.95

STATE INSURED FUNDS

Arizona Insured - Class A          4.75%     1.00**%   0.50%     0.20%    0.20%      0.90%    0.95%
Arizona Insured - Class B          N/A*      4.00      0.50      1.00     0.20       1.70     1.70
Arizona Insured - Class C          N/A*      None      0.50      1.00     0.20       1.70     1.70
California Insured - Class A       4.75      1.00**    0.50      0.15     0.15       0.80     1.20
California Insured - Class B       N/A*      4.00      0.50      1.00     0.15       1.65     1.95
California Insured - Class C       N/A*      None      0.50      1.00     0.15       1.65     1.95
Colorado Insured - Class A         3.75      1.00**    0.25      0.25       --       0.50     1.25
Colorado Insured - Class B         N/A*      4.00      0.25      1.00       --       1.25     2.00
Colorado Insured - Class C         N/A*      None      0.25      1.00       --       1.25     2.00
Florida Insured - Class A          4.75      1.00**    0.50      0.05     0.20       0.75     1.00
Florida Insured - Class B          N/A*      4.00      0.50      1.00     0.20       1.70     1.75
Florida Insured - Class C          N/A*      None      0.50      1.00     0.20       1.70     1.75
Minnesota Insured - Class A        4.75      100       0.50      0.25     0.20       0.95     1.00
Minnesota Insured - Class B        N/A*      4.00      0.50      1.00     0.20       1.70     1.75
Minnesota Insured - Class C        N/A*      None      0.50      1.00     0.20       1.70     1.75
Missouri Insured - Class A         4.75      1.00**    0.50      0.10       --       0.60     1.20
Missouri Insured - Class B         N/A*      4.00      0.50      1.00       --       1.50     1.95
Missouri Insured - Class C         N/A*      None      0.50      1.00       --       1.50     1.95
Oregon Insured - Class A           4.75      1.00**    0.50      0.10     0.10       0.70     1.25
Oregon Insured - Class B           N/A*      4.00      0.50      1.00     0.10       1.60     2.00
Oregon Insured - Class C           N/A*      None      0.50      1.00     0.10       1.60     2.00
Washington Insured - Class A       4.75      1.00**    0.50      0.10       --       0.60     1.25
Washington Insured - Class B       N/A*      4.00      0.50      1.00       --       1.50     2.00
Washington Insured - Class C       N/A*      None      0.50      1.00       --       1.50     2.00

STATE LIMITED TERM FUNDS

Arizona Limited Term - Class A     2.75%     1.00**%   0.25%     0.25%      --%      0.50%    1.25%
Arizona Limited Term - Class B     N/A*      3.00      0.25      1.00       --       1.25     2.00
Arizona Limited Term-  Class C     N/A*      None      0.25      1.00       --       1.25     2.00
California Limited Term - Class A  2.75      1.00**    0.25      0.25       --       0.50     1.25
California Limited Term - Class B  N/A*      3.00      0.25      1.00       --       1.25     2.00
California Limited Term - Class C  N/A*      None      0.25      1.00       --       1.25     2.00
Colorado Limited Term - Class A    2.75      1.00**    0.25      0.25       --       0.50     1.25
Colorado Limited Term- Class B     N/A*      3.00      0.25      1.00       --       1.25     2.00
Colorado Limited Term- Class C     N/A*      None      0.25      1.00       --       1.25     2.00
Florida Limited - Class A          2.75      1.00**    0.40      0.15     0.25       0.80     1.25
Florida Limited - Class B          N/A*      3.00      0.40      1.00     0.25       1.65     2.00
Florida Limited - Class C          N/A*      None      0.40      1.00     0.25       1.65     2.00
Minnesota Limited Term - Class A   2.75      1.00**    0.40      0.25     0.27       0.92     0.92
Minnesota Limited Term - Class B   N/A*      3.00      0.40      1.00     0.27       1.67     1.67
Minnesota Limited Term - Class C   N/A*      None      0.40      1.00     0.27       1.67     1.67

NATIONAL FUNDS

National Tax Free - Class A        4.75%     1.00**%   0.25%     0.25%      --%      0.50%    1.25%
National Tax Free - Class B        N/A*      4.00      0.25      1.00       --       1.25     2.00
National Tax Free - Class C        N/A*      None      0.25      1.00       --       1.25     2.00
National Insured - Class A         4.75      1.00**    0.50      0.20     0.10       0.80     1.25
National Insured - Class B         N/A*      4.00      0.50      1.00     0.10       1.60     2.00
National Insured - Class C         N/A*      None      0.50      1.00     0.10       1.60     2.00
National Limited Term - Class A    2.75      1.00*     0.25      0.25       --       0.50     1.25
National Limited Term - Class B    N/A*      3.00      0.25      1.00       --       1.25     2.00
National Limited Term - Class C    N/A*      None      0.25      1.00       --       1.25     2.00
-----------------------------------------------------------------------------------------------------------------------

FEES AND EXPENSES (CONTINUED)

--------------------------------------------------------------------------------
                                           Example of Expenses
                                  An investor in a Voyageur Fund would pay
                                 the following dollar amount of expenses on
                                        a $1,00 investment assuming
                                        (1) a 5% annual return and
                                  (2) redemption at the end of each period
                                 -----------------------------------------------
VOYAGEUR FUNDS (a)               1 Year    3 Years     5 Years   10 Years
--------------------------------------------------------------------------------
STATE LONG TERM FUNDS

Arizona Tax Free - Class A        $52       $63       $  --       $--
Arizona Tax Free - Class B         53**      70***       --        --
Arizona Tax Free - Class C         13        40          --        --
California Tax Free - Class A      52        63          --        --
California Tax Free - Class B      53***     70***       --        --
California Tax Free - Class C      13        40          --        --
Colorado Tax Free - Class A        45        62          80       133
Colorado Tax Free - Class B        57***     84***      112***    177
Colorado Tax Free - Class C        17        54          92       201
Florida Tax Free - Class  A        52        63          --        --
Florida Tax Free - Class  B        53***     70***       --        --
Florida Tax Free - Class  C        13        40          --        --
Idaho Tax Free - Class A           42        53          --        --
Idaho Tax Free - Class B           53***     70***       --        --
Idaho Tax Free - Class C           13        40          --        --
Iowa Tax Free - Class A            46        65          85       144
Iowa Tax Free - Class B            58***     87***      117***    188
Iowa Tax Free - Class C            18        57          97       212
Kansas Tax Free - Class A          53        66          79       119
Kansas Tax Free - Class B          55***     77***      102***    155
Kansas Tax Free - Class C          15        47          82       179
Minnesota Tax Free - Class A       56        75          95       154
Minnesota Tax Free - Class B       57***     82***      110***    176
Minnesota Tax Free - Class C       17        52          90       197
New Mexico Tax Free - Class A      47        68          91       155
New Mexico Tax Free - Class B      59***     90***      123***    199
New Mexico Tax Free - Class C      19        60         103       222
North Dakota Tax Free - Class A    57        78         100       164
North Dakota Tax Free - Class B    60***     91***      125***    203
North Dakota Tax Free - Class C    20        61         105       227
Utah Tax Free - Class A            43        56          70       110
Utah Tax Free - Class B            55***     77***      102***    155
Utah Tax Free - Class C            15        47          82       179
Wisconsin Tax Free - Class A       48        70          93       161
Wisconsin Tax Free - Class B       60***     91***      125***    204
Wisconsin Tax Free - Class C       20        61         105       227

STATE INSURED FUNDS

Arizona Insured - Class A         $56       $75         $95      $153
Arizona Insured - Class B          57***     84***      112***    179
Arizona Insured - Class C          17        54          92       201
California Insured - Class A       55        72          90       142
California Insured - Class B       57***     82***      110***    173
California Insured - Class C       17        52          90       195
Colorado Insured - Class A         42        53          --        --
Colorado Insured - Class B         53***     70***       --        --
Colorado Insured - Class C         13        40          --        --
Florida Insured - Class A          55        70          87       136
Florida Insured - Class B          57***     84***      112***    175
Florida Insured - Class C          17        54          92       201
Minnesota Insured - Class A        57        76          98       159
Minnesota Insured - Class B        57***     84***      112***    181
Minnesota Insured - Class C        17        54          92       201
Missouri Insured - Class  A        53        66          79       119
Missouri Insured - Class  B        55***     77***      102***    155
Missouri Insured - Class  C        15        47          82       179
Oregon Insured - Class A           54        69          85       130
Oregon Insured - Class B           56        80***      107***    166
Oregon Insured - Class C           16        50          87       190
Washington Insured - Class A       53        66          79       119
Washington Insured - Class B       55***     77***      102***    155
Washington Insured - Class C       15        47          82       179

STATE LIMITED TERM FUNDS

Arizona Limited Term - Class A    $32       $43        $--        $--
Arizona Limited Term - Class B     53***     70***      --         --
Arizona Limited Term - Class C     13        40         --         --
California Limited Term - Class A  32        43         --         --
California Limited Term - Class B  53***     70***      --         --
California Limited Term - Class C  13        40         --         --
Colorado Limited Term - Class A    32        43         --         --
Colorado Limited Term - Class B    53***     70***      --         --
Colorado Limited Term - Class C    13        40         --         --
Florida Limited - Class A          35        52         71        124
Florida Limited - Class B          57***     82***     110***     173
Florida Limited - Class C          17        52         90        195
Minnesota Limited Term - Class A   37        56         77        138
Minnesota Limited Term - Class B   57***     83***     111        177
Minnesota Limited Term - Class C   17        53         91        198

NATIONAL FUNDS

National Tax Free - Class A       $52       $63         $--       $--
National Tax Free - Class B        53***     70***       --        --
National Tax Free - Class C        13        40          --        --
National Insured - Class A         55        72          90       142
National Insured - Class B         56***     80***      107***    168
National Insured - Class C         16        50          87       190
National Limited Term - Class A    32        43          --        --
National Limited Term - Class B    53***     70***       --        --
National Limited Term - Class C    13        40          --        --
--------------------------------------------------------------------------------
* Class B and Class C shares are sold without a front end sales charge, but their Rule 12b-1 fees may cause long term shareholders to pay more than the economic equivalent of the maximum permitted front end sales charges.
** A contingent deferred sales charge of up to 1.00% is imposed on certain redemptions of Class A shares that were purchased without an initial sales charge as part of an investment of $1 million or more.
*** Class B share expenses would be lower assuming no redemption at the end of the period.

(a) The Underwriter pays broker-dealers and financial institutions an annual fee equal to .25% of the average daily net assets attributable to the Class A shares (.15% for Class A shares of Limited Term Funds), .15% of the average daily net assets attributable to the Class B shares, and .75% of the average daily net assets attributable to the Class C shares held by their customers. The fee is paid quarterly commencing when such shares are sold.

     THE EXAMPLES CONTAINED IN THE TABLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. The purpose of the above Fees and Expenses table is to assist the investor in understanding the various costs and expenses that investors in the Funds will bear directly or indirectly. The information set forth in the table reflects actual expenses incurred during fiscal 1994 for the Class A shares of Minnesota Tax Free Fund and Minnesota Limited Term Tax Free Fund. For all other Funds, such information has been restated to reflect anticipated voluntary Rule 12b-1 waivers and expense reimbursements during fiscal 1995. After December 31, 1995, such expense waivers and reimbursements may be discontinued or modified by Voyageur and the Underwriter in their sole discretion. The Funds' investment adviser, Voyageur, is contractually obligated to pay certain of the operating expenses (excluding rule 12b-1 fees) of each Fund which exceed 1% of the Fund's average daily net assets on an annual basis, as further discussed in the section "Management--Expenses of the Funds." For the fiscal period ended December 31, 1994, Voyageur and the Underwriter voluntarily waived certain fees and absorbed certain expenses of each Fund then in existence except for Minnesota Tax Free Fund and Minnesota Limited Term Tax Free Fund. Absent such fee and expense waivers, Total Fund Operating Expenses for such period would be equivalent to the corresponding percentages disclosed under the column "Ratio of Expenses to Average Net Assets Assuming No Voluntary Waivers" in the section "Financial Highlights".


FINANCIAL HIGHLIGHTS

The following table shows certain per share data and selected information for a share outstanding during the indicated periods for each Fund. This information has been audited by KPMG Peat Marwick LLP, independent auditors, and should be read in conjunction with the financial statements of each Fund contained in its annual report. An annual report of each Fund is available without charge by contacting the Funds at 800-553-2143. In addition to financial statements, the annual reports contain further information about the performance of the Funds. Per share data is not presented for all classes since not all classes of shares were outstanding during the periods presented below.

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS

                              Income from
                                Investment
                                Operations      Less Distributions
                              ----------------  ------------------
                                           Net
                                        Realized Dividends
                          Net               and    from   Distrib-
                         Asset    Net   Unrealized  Net    utions
                          Value  Invest-   Gains   Invest-  from    Net Asset
                        Beginning ment   (Loss) on  ment   Captial  Value End
VOYAGEUR STATE FUNDS    of Period Income Securities Income  Gains   of Period
--------------------------------------------------------------------------------

 ARIZONA INSURED

Class A - 12/31/94     $11.31     0.55   (1.37)   (0.53)   (0.10)(h)$ 9.86
Calss A - 12/31/93      10.71     0.58    0.74    (0.58)   (0.14)    11.31
Class A - 12/31/92      10.39     0.61    0.38    (0.61)   (0.06)    10.71
Class A - 12/31/91(a)   10.00     0.50    0.47    (0.50)   (0.08)    10.39
Class C - 12/31/94(a)   10.43     0.27   (0.51)   (0.25)   (0.08)(h)  9.86

CALIFORNIA INSURED

Class A - 12/31/94(b)    9.51     0.10   (0.18)   (0.09)   (0.01)     9.33
Class A - 10/31/94      11.08     0.55   (1.52)   (0.54)   (0.06)     9.51
Class A - 10/31/93      10.02     0.60    1.11    (0.60)   (0.05)    11.08
Class A - 10/31/92(a)   10.00       --    0.02       --       --     10.02
Class B - 12/31/94(b)    9.51     0.08   (0.17)   (0.08)   (0.01)     9.33
Class B - 10/31/94(a)   10.68     0.31   (1.16)   (0.30)   (0.02)     9.51

COLORADO TAX FREE

Class A - 12/31/94      11.10     0.55   (1.54)   (0.54)   (0.04)     9.53
Class A - 12/31/93      10.57     0.56    0.85    (0.56)   (0.32)    11.10
Class A - 12/31/92      10.27     0.58    0.45    (0.58)   (0.15)    10.57
Class A - 12/31/91      10.02     0.61    0.43    (0.61)   (0.18)    10.27
Class A - 12/31/90      10.00     0.64    0.02    (0.64)      --     10.02
Class A - 12/31/89       9.74     0.67    0.32    (0.67)   (0.06)    10.00
Class A - 12/31/88       9.43     0.69    0.34    (0.69)   (0.03)     9.74
Class A - 12/31/87(a)    9.58     0.49   (0.15)   (0.49)      --      9.43
Class C - 12/31/94(a)   10.21     0.29   (0.67)   (0.27)   (0.03)     9.53

FLORIDA INSURED

Class A - 12/31/94(b)    9.64     0.10   (0.12)   (0.09)   (0.01)     9.52
Class A - 10/31/94      11.15     0.55   (1.46)   (0.54)   (0.06)     9.64
Class A - 10/31/93      10.11     0.58    1.12    (0.58)   (0.08)    11.15
Class A - 10/31/92(a)   10.00     0.51    0.15    (0.51)   (0.04)    10.11
Class B - 12/31/94(b)    9.63     0.09   (0.11)   (0.08)   (0.01)     9.52
Class B - 10/31/94(a)   10.82     0.31   (1.19)   (0.30)   (0.01)     9.63

FLORIDA LIMITED TERM

Class A - 12/31/94(a)   10.00     0.18   (0.36)   (0.18)      --      9.64

IOWA

Class A - 12/31/94(b)    9.26     0.17   (0.72)   (0.15)      --      8.56
Class A - 8/31/94       10.00     0.49   (0.74)   (0.49)      --      9.26

KANSAS

Class A - 12/31/94(b)    9.63     0.09   (0.13)   (0.09)      --      9.50
Class A - 10/31/94      10.85     0.57   (1.21)   (0.57)   (0.01)     9.63
Class A - 10/31/93(a)   10.00     0.56    0.85    (0.56)      --     10.85

MINNESOTA TAX FREE

Class A - 12/31/94      12.85     0.63   (1.48)   (0.61)   (0.06)(g) 11.33
Class A - 12/31/93      12.21     0.64    0.87    (0.64)   (0.23)    12.85
Class A - 12/31/92      12.07     0.70    0.23    (0.70)   (0.09)    12.21
Class A - 12/31/91      11.67     0.75    0.49    (0.75)   (0.09)    12.07
Class A - 12/31/90      11.68     0.77    0.02    (0.77)   (0.03)    11.67
Class A - 12/31/89      11.48     0.80    0.22    (0.80)   (0.02)    11.68
Class A - 12/31/88      11.16     0.80    0.32    (0.80)      --     11.48
Class A - 12/31/87      11.85     0.81   (0.66)   (0.81)   (0.03)    11.16
Class A - 12/31/86      11.12     0.86    0.82    (0.86)   (0.09)    11.85
Class A - 12/31/85      10.21     0.93    0.91    (0.93)      --     11.12
Class C - 12/31/94(a)   11.96     0.34   (0.61)   (0.32)   (0.04)    11.33

MINNESOTA INSURED

Class A - 12/31/94      11.02     0.54   (1.39)   (0.52)   (0.04)     9.61
Class A - 12/31/93      10.27     0.54    0.84    (0.54)   (0.09)    11.02
Class A - 12/31/92      10.07     0.59    0.25    (0.59)   (0.05)    10.27
Class A - 12/31/91       9.65     0.60    0.48    (0.60)   (0.06)    10.07
Class A - 12/31/90       9.64     0.61    0.02    (0.61)   (0.01)     9.65
Class A - 12/31/89       9.48     0.63    0.20    (0.63)   (0.04)     9.64
Class A - 12/31/88       9.19     0.67    0.29    (0.67)      --      9.48
Class A - 12/31/87(a)    9.51     0.46   (0.32)   (0.46)      --      9.19
Class C - 12/31/94(a)   10.23     0.30   (0.62)   (0.28)   (0.02)     9.61

MINNESOTA LIMITED TERM

Class A - 12/31/94(b)   10.98     0.37   (0.48)   (0.37)      --     10.50
Class A - 2/28/94(c)    11.16     0.08   (0.18)   (0.08)      --     10.98
Class A - 12/31/93      10.83     0.47    0.37    (0.47)   (0.04)    11.16
Class A - 12/31/92      10.69     0.51    0.18    (0.51)   (0.04)    10.83
Class A - 12/31/91      10.32     0.55    0.37    (0.55)      --     10.69
Class A - 12/31/90      10.26     0.60    0.06    (0.60)      --     10.32
Class A - 12/31/89      10.21     0.59    0.05    (0.59)      --     10.26
Class A - 12/31/88      10.17     0.53    0.04    (0.53)      --     10.21
Class A - 12/31/87      10.43     0.55   (0.25)   (0.55)   (0.01)    10.17
Class A - 12/31/86      10.20     0.61    0.24    (0.61)   (0.01)    10.43
Class A - 12/31/85(a)   10.00     0.12    0.20    (0.12)      --     10.20
Class C - 12/31/94(a)   10.74     0.24   (0.24)   (0.24)      --     10.50

MISSOURI INSURED

Class A - 12/31/94(b)    9.37     0.10   (0.11)   (0.09)      --      9.27
Class A - 10/31/94      10.82     0.55   (1.43)   (0.54)   (0.03)     9.37
Class A - 10/31/93(a)   10.00     0.55    0.89    (0.55)   (0.07)    10.82
Class B - 12/31/94(b)    9.37     0.08   (0.10)   (0.08)      --      9.27
Class B - 10/31/94(a)   10.50     0.33   (1.14)   (0.32)      --      9.37

NEW MEXICO

Class A - 12/31/94(b)    9.77     0.11   (0.20)   (0.09)      --      9.59
Class A - 10/31/94      10.92     0.56   (1.16)   (0.55)      --      9.77
Class A - 10/31/93      10.00     0.57    0.98    (0.57)   (0.06)    10.92
Class A - 10/31/92(a)   10.00       --      --       --       --     10.00
Class B - 12/31/94(b)    9.77     0.09   (0.19)   (0.08)      --      9.59
Class B - 10/31/94(a)   10.76     0.31   (1.00)   (0.30)      --      9.77

NORTH DAKOTA

Class A - 12/31/94      11.07     0.56   (1.15)   (0.53)   (0.10)(i)  9.85
Class A - 12/31/93      10.59     0.58    0.58    (0.58)   (0.10)    11.07
Class A - 12/31/92      10.34     0.62    0.34    (0.62)   (0.09)    10.59
Class A - 12/31/91(a)   10.00     0.49    0.41    (0.49)   (0.07)    10.34
Class B - 12/31/94(a)   10.31     0.30   (0.39)   (0.27)   (0.10)(i)  9.85

OREGON INSURED

Class A - 12/31/94(b)    9.00     0.09   (0.09)   (0.08)      --      8.92
Class A - 10/31/94      10.24     0.50   (1.24)   (0.50)      --      9.00
Class A - 10/31/93(a)   10.00     0.13    0.24    (0.13)      --     10.24
Class B - 12/31/94(b)    9.00     0.08   (0.09)   (0.07)      --      8.92
Class B - 10/31/94(a)   10.00     0.27   (1.00)   (0.27)      --      9.00

UTAH

Class A - 12/31/94(b)    9.94     0.10   (0.15)   (0.09)      --      9.80
Class A - 10/31/94      11.07     0.60   (1.07)   (0.60)   (0.06)     9.94
Class A - 10/31/93      10.00     0.65    1.07    (0.65)      --     11.07
Class A - 10/31/92(a)   10.00       --      --       --       --     10.00

WASHINGTON INSURED

Class A - 12/31/94(b)    9.37     0.09   (0.16)   (0.09)      --      9.21
Class A - 10/31/94      10.67     0.55   (1.26)   (0.57)   (0.02)     9.37
Class A - 10/31/93(a)   10.00     0.15    0.67    (0.15)      --     10.67

WISCONSIN

Class A - 12/31/94(b)    9.28     0.16   (0.55)   (0.15)      --      8.74
Class A - 8/31/94       10.00     0.49   (0.72)   (0.49)      --      9.28

NATIONAL INSURED

Class A - 12/31/94      10.67     0.56   (1.34)   (0.55)   (0.02)     9.32
Class A - 12/31/93      10.14     0.60    0.60    (0.60)   (0.07)    10.67
Class A - 12/31/92(a)   10.00     0.57    0.14    (0.57)      --     10.14
Class B - 12/31/94(a)    9.81     0.31   (0.50)   (0.29)   (0.01)     9.32
---------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS (CONTINUED)

                                                  Ratio of
                                                     Net                Ratio of
                                         Ratio of Investment          Expenses to
                       Total      Net    Expenses   Income             Net Assets
                      Invest-    Assets     to        to    Portfolio  Assuming No
                        ment      End     Average   Average    Turn-    Voluntary
                       Return   of Period   Net       Net     over    Waivers and
VOYAGEUR STATE FUNDS     (d)      (000s)   Assets    Assets   Rate   Reimbursement
------------------------------------------------------------------------------------
ARIZONA INSURED
Class A - 12/31/94     (7.41%)   $231,736    0.72%     5.20%     25.18%    0.92%
Class A - 12/31/93     12.64      263,312    0.59      5.00      33.80     1.03
Class A - 12/31/92      9.86      124,120    0.35      5.60      40.29     1.16
Class A - 12/31/91(a)   9.98       38,322      --(f)   6.58(e)  177.66     1.24(e)
Class C - 12/31/94(a)  (2.38)         326    1.50(e)   4.10(e)   25.18     1.71(e)

CALIFORNIA INSURED

Class A - 12/31/94(b)  (0.84)      27,994    0.10(e)   6.30(e)    7.28     1.24(e)
Class A - 10/31/94     (8.97)      27,282    0.20      5.37      18.34     1.25
Class A - 10/31/93     17.29       12,509      --      5.26      24.19     1.25
Class A - 10/31/92(a)   0.20        2,056      --        --       7.31       --
Class B - 12/31/94(b)  (0.92)       2,219    0.57(e)   5.54(e)    7.28     1.94(e)
Class B - 10/31/94     (7.93)       1,427    0.73(e)   4.82(e)   18.34     1.95(e)
 10/31/94(a)

COLORADO TAX FREE

Class A - 12/31/94     (9.12)     354,138    0.66      5.35      69.32     0.72
Class A - 12/31/93     13.72      399,218    0.75      4.97      58.61     0.75
Class A - 12/31/92     10.42      202,165    0.80      5.59      69.72     0.80
Class A - 12/31/91     10.80      104,863    0.82      6.15      92.42     0.82
Class A - 12/31/90      6.81       53,987    1.00      6.38      69.64     1.00
Class A - 12/31/89     10.73       34,625    1.00      6.37      33.06     1.00
Class A - 12/31/88     10.57       19,767    1.00      6.77      56.31     1.00
Class A - 12/31/87(a)   3.27        5,546    1.00(e)   6.49(e)   92.80     1.00
Class C - 12/31/94(a)  (3.75)         465    1.80(e)   4.23(e)   69.32     1.81(e)

FLORIDA INSURED

Class A - 12/31/94(b)  (0.11)     240,228    0.20(e)   6.24(e)    2.51     1.06(e)
Class A - 10/31/94     (8.38)     259,702    0.44      5.24      49.12     0.96
Class A - 10/31/93     17.27      289,682    0.18      5.18      53.51     1.12
Class A - 10/31/92(a)   6.74       50,666      --      5.38(e)  208.24     1.25(e)
Class B - 12/31/94(b)  (0.03)       1,477    0.59(e)   5.68(e)    2.51     1.81(e)
Class B - 10/31/94(a)  (8.10)       1,135    1.00(e)   4.63(e)   49.12     1.28(e)

FLORIDA LIMITED TERM

Class A - 12/31/94(a)  (1.55)         592      --      4.19(e)      --     1.25(e)

IOWA

Class A - 12/31/94(b)  (5.86)      32,373    0.11(e)   5.71(e)    7.18     1.25(e)
Class A - 8/31/94      (2.67)      38,669    0.12      4.89     119.35     1.25

KANSAS

Class A - 12/31/94(b)  (0.38)       7,355    0.01(e)   5.88(e)      --     1.25(e)
Class A - 10/31/94     (6.10)       6,469    0.06      5.30      38.96     1.25
Class A - 10/31/93(a)  14.49        2,057      --      5.26(e)   28.87     1.25(e)

MINNESOTA TAX FREE

Class A - 12/31/94     (6.73)     406,497    0.90      5.29      24.26     0.90
Class A - 12/31/93     12.70      458,145    1.02      5.02      31.77     1.02
Class A - 12/31/92      7.97      331,314    0.96      5.73      23.60     1.04
Class A - 12/31/91     11.04      251,594    0.83      6.44      26.40     0.98
Class A - 12/31/90      7.03      197,629    0.82      6.68      20.54     1.02
Class A - 12/31/89      9.11      172,476    0.77      6.85      22.84     0.77
Class A - 12/31/88     10.31      150,031    0.77      7.01       9.56     0.77
Class A - 12/31/87      1.38      124,082    0.78      7.10      13.84     0.78
Class A - 12/31/86     15.68      106,563    0.85      7.45      11.40     0.85
Class A - 12/31/85     18.76       48,755    1.00      8.57      31.00     1.00
Class C - 12/31/94(a)  (2.30)       1,061    1.72(e)   4.56(e)   24.26     1.72(e)

MINNESOTA INSURED

Class A - 12/31/94     (7.88)     284,132    0.61      5.29      24.75     0.94
Class A - 12/31/93     13.80      311,187    0.70      4.93      18.25     1.02
Class A - 12/31/92      8.57      162,728    0.37      5.66      14.11     1.06
Class A - 12/31/91     11.59       68,250    0.78      6.13      43.68     1.16
Class A - 12/31/90      6.63       29,394    0.74      6.30      15.12     1.25
Class A - 12/31/89      8.96        8,217    0.78      6.55      28.34     1.00
Class A - 12/31/88     10.70        4,707    0.86      7.08      68.09     1.00
Class A - 12/31/87(a)   1.48        2,759    0.76(e)   7.93(e)   20.66     1.00(e)
Class C - 12/31/94(a)  (3.14)       1,525    1.36(e)   4.68(e)   24.75     1.68(e)

MINNESOTA LIMITED TERM

Class A - 12/31/94(b)  (0.98)      84,168    0.92(e)   4.20(e)   42.05     0.92(e)
Class A - 2/28/94(c)   (0.95)      78,823    0.88(e)   4.02(e)    0.01     0.88(e)
Class A - 12/31/93      7.88       75,374    0.99      4.18      19.13     0.99(e)
Class A - 12/31/92      6.62       48,210    1.09      4.71      25.56     1.09
Class A - 12/31/91      9.24       27,268    1.23      5.35      43.39     1.23
Class A - 12/31/90      6.59       22,526    1.18      5.81      51.47     1.18
Class A - 12/31/89      6.43       21,884    0.84      5.74      68.23     0.84
Class A - 12/31/88      6.02       24,157    0.84      5.15      16.13     0.84
Class A - 12/31/87      2.97       29,063    0.84      5.14      24.79     0.84
Class A - 12/31/86      8.58       20,967    1.00      5.81      30.10     1.00
Class A - 12/31/85(a)   3.24        1,787    1.00(e)   7.04(e)    6.20     1.00(e)
Class C - 12/31/94(a)  (0.03)         341    1.71(e)   3.35(e)   42.05     1.71(e)

MISSOURI INSURED

Class A - 12/31/94(b)  (0.07)      37,790    0.11(e)   6.00(e)    8.85     1.12(e)
Class A - 10/31/94     (8.28)      37,384    0.15      5.39      32.02     1.13
Class A - 10/31/93(a)  14.74       30,270      --      4.82(e)   76.51     1.25(e)
Class B - 12/31/94(b)  (0.14)       2,742    0.60(e)   5.32(e)    8.85     1.84(e)
Class B - 10/31/94(a)  (7.75)       1,701    0.49(e)   4.89(e)   32.02     1.83(e)

NEW MEXICO

Class A - 12/31/94(b)  (0.90)      19,706    0.06(e)   6.38(e)    2.21     1.25(e)
Class A - 10/31/94     (5.56)      23,096    0.29      5.26      22.94     1.16
Class A - 10/31/93     15.77       17,302      --      5.10      30.76     1.25
Class A - 10/31/92(a)     --          361      --        --         --       --
Class B - 12/31/94(b)  (0.98)         272    0.75(e)   5.60(e)    2.21     2.00(e)
Class B - 10/31/94(a)  (6.40)         264    0.98(e)   4.57(e)   22.94     1.86(e)

NORTH DAKOTA

Class A - 12/31/94     (5.47)      33,829    0.46      5.36      32.60     1.14
Class A - 12/31/93     11.20       34,880    0.59      5.11      27.39     1.25
Class A - 12/31/92      9.70       15,846    0.40      5.78      26.27     1.25
Class A - 12/31/91      9.23        4,914    0.16(e)   6.43(e)  126.37     1.25(e)
Class B - 12/31/94(a)  (0.77)         144    0.99(e)   4.97(e)   32.60     1.89(e)

OREGON INSURED

Class A - 12/31/94(b)   0.06       14,650    0.05(e)   5.79(e)      --     1.25(e)
Class A - 10/31/94     (7.35)      14,086    0.03      5.17      48.98     1.25
Class A - 10/31/93(a)   3.64        4,609      --      4.61(e)   11.08     1.25(e)
Class B - 12/31/94(b)   0.03        1,303    0.60(e)   5.19(e      --     2.00(e)
Class B - 10/31/94(a)  (7.21)       1,146    0.75(e)   4.43      48.98     2.00(e)

UTAH

Class A - 12/31/94     (0.41)       3,728    0.11(e)   6.38(e)      --     1.14(e)
Class A - 10/31/94     (4.50)       4,054    0.10      5.64       2.77     1.25
Class A - 10/31/93     17.54        3,913      --      5.65      44.54     1.25
Class A - 10/31/92(a)     --           19      --        --         --       --

WASHINGTON INSURED

Class A - 12/31/94(b)  (0.69)       2,049    0.10(e)   6.18(e)      --     1.25(e)
Class A - 10/31/94     (6.85)       2,118    0.14      5.44         --     1.25
Class A - 10/31/93(a)   8.05        2,108      --      5.50(e)   45.14     1.25(e)

WISCONSIN

Class A - 12/31/94(b)  (4.12)      20,167    0.08(e)   5.54(e)   20.52      1.25(e)
Class A - 8/31/94      (2.40)      16,093    0.04      4.89      86.26      1.25

NATIONAL INSURED

Class A - 12/31/94     (7.45)      35,305    0.10      5.71      31.25      1.25
Class A - 12/31/93     12.10       25,315      --      5.29      77.79      1.25
Class A - 12/31/92(a)   7.43        2,919      --(f)   5.85(e)  114.92      1.25(e)
Class B - 12/31/94(a)  (1.94)         478    0.48(e)   5.37(e)   31.25      1.99(e)
------------------------------------------------------------------------------------

NOTES TO FINANCIAL HIGHLIGHTS

(a) The information is for the period from each Fund's commencement of operations to the Fund's year end. The classes of each Voyageur Fund commenced operations on the following dates:


ARIZONA INSURED TAX FREE FUND                       MINNESOTA LIMITED TERM TAX FREE FUND
  Class A                    April 1, 1991            Class A                   October 27, 1985
  Class C                    April 30, 1994           Class C                   April 30, 1994
CALIFORNIA INSURED TAX FREE FUND                    MISSOURI INSURED TAX FREE FUND
  Class A                    October 15, 1992         Class A                   November 2, 1992
  Class B                    March 1, 1994            Class B                   March 1, 1994
COLORADO TAX FREE FUND                              NEW MEXICO TAX FREE FUND
  Class A                    April 23, 1987           Class A                   October 5, 1992
  Class C                    April 30, 1994           Class B                   March 1, 1994
FLORIDA INSURED TAX FREE FUND                       NATIONAL INSURED TAX FREE FUND
  Class A                    January 1, 1992          Class A                   January 10, 1992
  Class B                    March 1, 1994            Class B                   April 30, 1994
FLORIDA LIMITED TERM TAX     May 1, 1994
  FREE FUND                                         NORTH DAKOTA TAX FREE FUND
KANSAS TAX FREE FUND         November 30, 1992        Class A                   April 1, 1991
MINNESOTA TAX FREE FUND                               Class B                   April 30, 1994
  Class C                    April 30, 1994         OREGON INSURED TAX FREE FUND
MINNESOTA INSURED FUND                                Class A                   August 1, 1993
  Class A                    May 1, 1987              Class B                   March 1, 1994
  Class C                    April 30, 1994         UTAH TAX FREE FUND          October 5, 1992
                                                    WASHINGTON INSURED TAX      August 1, 1993
                                                      FREE FUND

(b) Effective December 31, 1994, the fund changed its fiscal year end to December 31.
(c) Effective February 28, 1994, the fund changed its fiscal year end to February 28.
(d) Total investment return is based on the change in net asset value of a share during the period and assumes reinvestment of distributions at net asset value and does not reflect the impact of a sales charge.
(e)  Adjusted to an annual basis.
(f) The Adviser also paid $6,364 beyond total fees and expenses for National Insured Tax Free Fund for the period ended December 31, 1992 and $25,631 for Arizona Insured Tax Free Fund for the period ended December 31, 1991.
(g)  (.01) consists of distribitions in excess of net realized gains.
(h) (.06) and (.04) consists of distributions in excess of net realized gains for Class A and Class C shares, respectively.
(i) (.02) and (.02) consists of distributions in excess of net realized gains for Class A and Class B shares, respectively.

THE FUNDS
--------------------------------------------------------------------------------

E ach of the Funds is a separate series of one of the parent corporate or trust entities described herein under the heading "General Information." The series which are diversified, as such term is defined in the Investment Company Act of 1940, as amended (the "1940 Act") are designated as such by a footnote on the cover page of this Prospectus. All other series are non-diversified. Each non-diversified Fund will be able to invest, subject to certain federal tax requirements, a relatively higher percentage of its assets in the securities of a limited number of issuers which may result in such Fund's securities being more susceptible to any single economic, political or regulatory occurrence than the securities of a diversified Fund. The investment objectives and policies of each Fund are described below. Except where noted, an investment objective or policy description applies to all Funds.

INVESTMENT OBJECTIVES AND POLICIES
--------------------------------------------------------------------------------

The investment objective of each Limited Term Tax Free Fund is to provide investors with preservation of capital and, secondarily, current income exempt from federal income tax and (except for the National Limited Term Tax Free Fund) the personal income tax, if any, of the Fund's particular state, by maintaining a weighted average portfolio maturity of 10 years or less. The investment objective of each Tax Free Fund and Insured Tax Free Fund is to seek as high a level of current income exempt from federal income tax and (except for National Tax Free Fund and National Insured Tax Free Fund) from the personal income tax, if any, of the Fund's particular state, as is consistent with preservation of capital. The weighted average maturity of the investment portfolio of each Tax Free Fund and Insured Tax Free Fund is expected to be approximately 15 to 25 years. Each of Florida Limited Term Tax Free Fund, Florida Tax Free Fund and Florida Insured Tax Free Fund will seek to select investments that will enable its shares to be exempt from the Florida intangible personal property tax.
     During times of adverse market conditions when a defensive investment posture is warranted, each Fund may temporarily select investments without regard to the foregoing policy. There are risks in any investment program, and there is no assurance that a Fund's investment objective will be achieved. The value of each Fund's shares will fluctuate with changes in the market value of its investments. Each Fund's investment objective and certain other investment policies explicitly designated herein as such are fundamental, which means that they cannot be changed without the vote of its respective shareholders as provided in the 1940 Act.
     Each Fund anticipates that, in normal market conditions, it will invest substantially all of its assets in Tax Exempt Obligations (as defined below), the interest on which is exempt from federal income tax and (for Funds other than the three "national" funds) from the personal income tax, if any, of its respective state. Up to 20% of the securities owned by each such Fund may generate interest that is an item of tax preference for purposes of federal and state alternative minimum tax ("AMT"), except that the Minnesota Insured Fund may invest without limit in such securities and the Minnesota Tax Free Fund may not invest in such AMT securities.

TAX FREE AND LIMITED TERM TAX FREE FUNDS
Each Tax Free Fund and each Limited Term Tax Free Fund may invest without limitation in securities rated "investment grade," i.e., within the four highest investment grades, at the time of investment by Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Ratings Services ("S&P") or, if unrated, judged by Voyageur to be of comparable quality. Bonds included in the lowest investment grade rating category involve certain speculative characteristics, and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case for higher rated bonds. Up to 20% of the Tax Exempt Obligations purchased by the Funds may be rated lower than investment grade; however, all bonds must be rated "B" or better by Moody's or S&P (or, if unrated, judged by Voyageur to be of comparable quality). Such bonds are often referred to as "junk" bonds or "high yield" bonds. Bonds rated below "BBB" have a greater vulnerability to default than higher grade bonds. See "Risks and Special Investment Considerations -- General" for a discussion of the risks of investing in lower grade Tax Exempt Obligations. A description of the ratings assigned by Moody's and S&P is set forth in Appendix A to the Statement of Additional Information.

     The following table sets forth the weighted average percentage of total investments with respect to the portfolios of certain Funds during the year ended December 31, 1994.

----------------------------------------------------------------------------------------------
MOODY'S RATING                      Aaa      Aa       A     Baa     Ba       B   Unrated
(S&P EQUIVALENT)                   (AAA)    (AA)     (A)   (BBB)   (BB)     (B)   Bonds  Total
----------------------------------------------------------------------------------------------
VOYAGEUR TAX FREE FUNDS
Colorado                            49%      19%     20%    11%     1%      --      --    100%
Iowa                                16%       1%     83%    --      --      --      --    100%
Kansas                              61%      33%      6%    --      --      --      --    100%
Minnesota                           51%      19%     22%     3%     --      --      5%    100%
New Mexico                          53%      24%     13%     9%     --      --      1%    100%
North Dakota                        30%      19%     44%     6%     --      --      1%    100%
Utah                                76%      12%     12%    --      --      --      --    100%
Wisconsin                           38%      14%     35%     2%     --      --     11%    100%

VOYAGEUR LIMITED TERM
TAX FREE FUNDS
Florida                             87%       4%      9%    --      --      --      --    100%
Minnesota                           61%      18%     15%     3%     --      --      3%    100%
----------------------------------------------------------------------------------------------

INSURED TAX FREE FUNDS
The Tax Exempt Obligations in each Insured Tax Free Fund's portfolio will consist of (a) obligations that at all times are fully insured as to scheduled payments of principal and interest ("insured securities") and (b) "escrow secured" or "defeased" bonds. Insured securities may consist of bonds covered by Primary Insurance, Secondary Market Insurance or Portfolio Insurance (as defined below). All insurers must have a triple A-rated claims paying ability (as assigned by either or both of Moody's and S&P) at the time of investment. Securities that are covered by either Primary or Secondary Market Insurance will carry a triple-A rating at the time of investment by the Fund. However, securities that are not covered by either Primary or Secondary Market Insurance at the time of investment (or that are not "escrow secured" or "defeased") must be covered by Portfolio Insurance immediately after their acquisition. Voyageur anticipates that such securities, at the time of investment, generally will be rated investment grade. However, all securities in each Insured Tax Free Fund's portfolio, after application of insurance, will be rated Aaa by Moody's and/or AAA by S&P at the time of investment. Pending the investment or reinvestment of its assets in longer-term Tax Exempt Obligations, each Insured Tax Free Fund may invest up to 35% of its net assets in short-term tax exempt instruments, without obtaining insurance, provided such instruments carry an A-l+ or SP-l+ short-term rating or AAA or Aaa long-term rating by S&P or Moody's, and may invest up to 10% of its net assets in securities of tax exempt money market mutual funds. The "insured securities" in each Insured Tax Free Fund's investment portfolio are insured as to the scheduled payment of all installments of principal and interest as they fall due. The purpose of such insurance is to minimize credit risks to such Funds and their shareholders associated with defaults in Tax Exempt Obligations owned by such Funds. Such insurance does not insure against market risk and therefore does not guarantee the market value of the securities in an Insured Tax Free Fund's investment portfolio or the value of any Insured Tax Free Funds' shares.
     Certain insurance companies will issue policies guaranteeing the timely payment of principal of, and interest on, particular Tax Exempt Obligations or on a portfolio of Tax Exempt Obligations. Insurance may be purchased by the issuer of a Tax Exempt Obligation or by a third party at the time of issuance of the Tax Exempt Obligation ("Primary Insurance") or by the Fund or a third party subsequent to the original issuance of a Tax Exempt Obligation ("Secondary Market Insurance"). In each case, a single premium is paid to the insurer by the party purchasing the insurance when the insurance is obtained. Primary Insurance and Secondary Market Insurance policies are non-cancellable and remain in effect for so long as the insured Tax Exempt Obligation is outstanding and the insurer is in business.
     The Insured Tax Free Funds may also purchase insurance covering certain Tax Exempt Obligations which the Insured Tax Free Funds intend to purchase for their portfolios or which the Insured Tax Free Funds already own ("Portfolio Insurance"). Portfolio Insurance policies guarantee the timely payment of principal of, and interest on, covered Tax Exempt Obligations only while they are owned by the Insured Tax Free Funds. Such policies are non-cancellable and remain in effect until the Fund terminates, provided the Fund pays the applicable insurance premiums and the insurer remains in business. Tax Exempt Obligations in the Insured Tax Free Funds' portfolios covered by a Portfolio Insurance policy will not be covered by such policy after they are sold by a Fund unless the Fund elects to obtain some form of Secondary Market Insurance for them at the time of sale. The Insured Tax Free Funds would obtain such Secondary Market Insurance only if, in Voyageur's view, it would be economically advantageous for the Funds to do so. Further information about insurance (including its limitations) is set forth in the Statement of Additional Information.

ALL FUNDS
The foregoing policies as to credit quality of portfolio investments will apply only at the time of the purchase of a security, and the Funds are not required to dispose of securities in the event that Moody's or S&P downgrades its assessment of the credit characteristics of a particular issuer or, in the case of unrated securities, in the event Voyageur reassesses its view with respect to the credit quality of the issuer thereof. In no event, however, will more than 5% of each Fund's total assets consist of securities that have been downgraded to a rating lower than the minimum rating in which each Fund is permitted to invest or, in the case of unrated securities, that Voyageur has determined to have a quality lower than such minimum rating. With respect to the Insured Tax Free Funds, up to 35% of each such Fund's total assets may consist of securities that have been downgraded to AA or Aa subsequent to initial investment in such securities by an Insured Tax Free Fund.
     Each Fund may invest without limitation in short term Tax Exempt Obligations or in taxable obligations on a temporary, defensive basis due to market conditions or, with respect to taxable obligations, for liquidity purposes. Such taxable obligations, whether purchased for liquidity purposes or on a temporary, defensive basis, may include: obligations of the U.S. Government, its agencies or instrumentalities; other debt securities rated within the three highest grades by either Moody's or S&P; commercial paper rated in the highest grade by either of such rating services (Prime-1 or A-1, respectively); certificates of deposit and bankers' acceptances of domestic banks which have capital, surplus and undivided profits of over $100 million; high-grade taxable municipal bonds; and repurchase agreements with respect to any of the foregoing investments. Each Fund also may hold its assets in cash and in securities of tax exempt money market mutual funds.

TAX EXEMPT OBLIGATIONS
As used in this Prospectus, the term "Tax Exempt Obligations" refers to debt obligations issued by or on behalf of a state or territory or its agencies, instrumentalities, municipalities and political subdivisions, the interest payable on which is, in the opinion of bond counsel, excludable from gross income for purposes of federal income tax and (with respect to Funds other than the National Fund, National Insured Fund or National Limited Term Fund) from the personal income tax, if any, of the state specified in the Fund's name. The term "Tax Exempt Obligations" also includes Derivative Tax Exempt Obligations as defined below. In certain instances the interest on Tax Exempt Obligations may be an item of tax preference includable in alternative minimum taxable income depending upon the shareholder's tax status. See "Distributions to Shareholders and Taxes -- Taxes."
     Tax Exempt Obligations are primarily debt obligations issued to obtain funds for various public purposes such as constructing public facilities and making loans to public institutions. The two principal classifications of Tax Exempt Obligations are general obligation bonds and revenue bonds. General obligation bonds are generally secured by the full faith and credit of an issuer possessing general taxing power and are payable from the issuer's general unrestricted revenues and not from any particular fund or revenue source. Revenue bonds are payable only from the revenues derived from a particular source or facility, such as a tax on particular property or revenues derived from, for example, a municipal water or sewer utility or an airport. Tax Exempt Obligations that benefit private parties in a manner different than members of the public generally (so-called private activity bonds or industrial development bonds) are in most cases revenue bonds, payable solely from specific revenues of the project to be financed. The credit quality of private activity bonds is usually directly related to the creditworthiness of the user of the facilities (or the creditworthiness of a third-party guarantor or other credit enhancement participant, if any).
     Within these principal classifications of Tax Exempt Obligations, there is a variety of types of municipal securities. Certain Tax Exempt Obligations may carry variable or floating rates of interest whereby the rate of interest is not fixed but varies with changes in specified market rates or indexes, such as a bank prime rate or a tax exempt money market index. Accordingly, the yield on such obligations can be expected to fluctuate with changes in prevailing interest rates. Other Tax Exempt Obligations are zero coupon securities, which are debt obligations which do not entitle the holder to any periodic interest payments prior to maturity and are issued and traded at a discount from their face amounts. The market prices of zero coupon securities are generally more volatile than the market prices of securities that pay interest periodically.
     Tax Exempt Obligations also include state or municipal leases and participation interests therein. The Funds may invest in these types of obligation without limit. Municipal leases are obligations issued by state and local governments or authorities to finance the acquisition of equipment and facilities such as fire, sanitation or police vehicles or telecommunications equipment, buildings or other capital assets. Municipal lease obligations, except in certain circumstances, are considered illiquid by the staff of the Securities and Exchange Commission. Municipal lease obligations held by a Fund will be treated as illiquid unless they are determined to be liquid pursuant to guidelines established by the Fund's Board of Directors. Under these guidelines, Voyageur will consider factors including, but not limited to (1) whether the lease can be cancelled, (2) what assurance there is that the assets represented by the lease can be sold, (3) the municipality's general credit strength (e.g., its debt, administrative, economic and financial characteristics), (4) the likelihood that the municipality will discontinue appropriating funding for the leased property because the property is no longer deemed essential to the operations of the municipality (e.g., the potential for an "event of non-appropriation"), and (5) the legal recourse in the event of failure to appropriate. Additionally, the lack of an established trading market for municipal lease obligations may make the determination of fair market value more difficult. See "Investment Policies and Restrictions -- Tax Exempt Obligations" in the Statement of Additional Information.
         Each Fund may also acquire Derivative Tax Exempt Obligations, which are custodial receipts or certificates underwritten by securities dealers or banks that evidence ownership of future interest payments, principal payments or both on certain Tax Exempt Obligations. The underwriter of these certificates or receipts typically purchases and deposits the securities in an irrevocable trust or custodial account with a custodian bank, which then issues receipts or certificates that evidence ownership of the periodic unmatured coupon payments and the final principal payment on the obligations. Although under the terms of a custodial receipt, a Fund typically would be authorized to assert its rights directly against the issuer of the underlying obligation, a Fund could be required to assert through the custodian bank those rights as may exist against the underlying issuer. Thus, in the event the underlying issuer fails to pay principal and/or interest when due, a Fund may be subject to delays, expenses and risks that are greater than those that would have been involved if a Fund had purchased a direct obligation of the issuer.
         In addition, in the event that the trust or custodial account in which the underlying security had been deposited is determined to be an association taxable as a corporation, instead of a non taxable entity, it would be subject to state income tax (but not federal income tax) on the income it earned on the underlying security, and the yield on the security paid to such Fund and its shareholders would be reduced by the amount of taxes paid. Furthermore, amounts paid by the trust or custodial account to a Fund would lose their tax exempt character and become taxable, for federal and state purposes, in the hands of the Fund and its shareholders. However, each Fund will only invest in custodial receipts which are accompanied by a tax opinion stating that interest payable on the receipts is tax exempt. If a Fund invests in custodial receipts, it is possible that a portion of the discount at which the Fund purchases the receipts might have to be accrued as taxable income during the period that the Fund holds the receipts.
     Investments in Derivative Tax Exempt Obligations, when combined with investments in below investment grade rated securities, will not exceed 20% of each Fund's total assets. For a discussion of certain risks involved in investments in Derivative Tax Exempt Obligations, see "Risks and Special Investment Considerations -- General."

MISCELLANEOUS INVESTMENT PRACTICES
FORWARD COMMITMENTS
New issues of Tax Exempt Obligations and other securities are often purchased on a "when issued" or delayed delivery basis, with delivery and payment for the securities normally taking place 15 to 45 days after the date of the transaction. The payment obligation and the interest rate that will be received on the securities are each fixed at the time the buyer enters into the commitment. Each Fund may enter into such "forward commitments" if it holds, and maintains until the settlement date in a segregated account, cash or high-grade liquid debt obligations in an amount sufficient to meet the purchase price. There is no percentage limitation on each Fund's total assets which may be invested in forward commitments. Tax Exempt Obligations purchased on a when-issued basis and the securities held in a Fund's portfolio are subject to changes in value (both generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise) based upon the public's perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Tax Exempt Obligations purchased on a when-issued basis may expose a Fund to risk because they may experience such fluctuations prior to their actual delivery. Purchasing Tax Exempt Obligations on a when-issued basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Any significant commitment by a Fund to the purchase of securities on a when-issued basis may increase the volatility of the Fund's net asset value. Although each Fund will generally enter into forward commitments with the intention of acquiring securities for its portfolio, it may dispose of a commitment prior to settlement if the Fund's investment manager deems it appropriate to do so. The Funds may realize short-term profits or losses upon the sale of forward commitments.

REPURCHASE AGREEMENTS
Each Fund may enter into repurchase agreements with respect to not more than 10% of its total assets (taken at current value), except when investing for defensive purposes during times of adverse market conditions. Each Fund may enter into repurchase agreements with respect to any securities which it may acquire consistent with its investment policies and restrictions.
     A repurchase agreement involves the purchase by a Fund of securities with the condition that, after a stated period of time, the original seller (a member bank of the Federal Reserve System or a recognized securities dealer) will buy back the same securities ("collateral") at a predetermined price or yield. Repurchase agreements involve certain risks not associated with direct investments in securities. In the event the original seller defaults on its obligation to repurchase, as a result of its bankruptcy or otherwise, the Fund will seek to sell the collateral, which action could involve costs or delays. In such case, the Fund's ability to dispose of the collateral to recover such investment may be restricted or delayed. While collateral will at all times be maintained in an amount equal to the repurchase price under the agreement (including accrued interest due thereunder), to the extent proceeds from the sale of collateral were less than the repurchase price, a Fund could suffer a loss. See "Investment Policies and Restrictions -- Taxable Obligations" in the Statement of Additional Information.

REVERSE REPURCHASE AGREEMENTS
Certain Funds (Arizona Limited Term Tax Free Fund, Arizona Tax Free Fund, California Limited Term Tax Free Fund, California Tax Free Fund, Colorado Limited Term Tax Free Fund, Colorado Insured Tax Free Fund, Florida Limited Term Tax Free Fund, Florida Tax Free Fund, Idaho Tax Free Fund, National Limited Term Tax Free Fund and National Tax Free Fund) may engage in "reverse repurchase agreements" with banks and securities dealers with respect to not more than 10% of its total assets. Reverse repurchase agreements are ordinary repurchase agreements in which the Fund is the seller of, rather than the investor in, securities and agrees to repurchase them at an agreed upon time and price. Use of a reverse repurchase agreement may be preferable to a regular sale and later repurchase of the securities because it avoids certain market risks and transaction costs. Because certain of the incidents of ownership of the security are retained by the Fund, reverse repurchase agreements are considered a form of borrowing by the Fund from the buyer, collateralized by the security. At the time a Fund enters into a reverse repurchase agreement, cash, U. S. Government securities or other liquid high grade debt obligations having a value sufficient to make payments for the securities to be repurchased will be segregated, and will be marked to market daily and maintained throughout the period of the obligation. Reverse repurchase agreements may be used as a means of borrowing for investment purposes subject to the 10% limitation set forth above. This speculative technique is referred to as leveraging. Leveraging may exaggerate the effect on net asset value of any increase or decrease in the market value of the Fund's portfolio. Money borrowed for leveraging will be subject to interest costs which may or may not be recovered by income from or appreciation of the securities purchased. Because the Funds do not currently intend to utilize reverse repurchase agreements in excess of 10% of total assets, the Funds believe the risks of leveraging due to use of reverse repurchase agreements to principal are reduced. Voyageur believes that the limited use of leverage may facilitate the Fund's ability to provide current income without adversely affecting the Fund's ability to preserve capital.

OPTIONS AND FUTURES
Each Fund may utilize put and call transactions and certain Funds (see "Futures Contracts and Options on Futures Contracts" below) may utilize futures transactions to hedge against market risk and facilitate portfolio management. See "Investment Policies and Restrictions -- Options and Futures Transactions" in the Statement of Additional Information. Options and futures may be used to attempt to protect against possible declines in the market value of a Fund's portfolio resulting from downward trends in the debt securities markets (generally due to a rise in interest rates), to protect a Fund's unrealized gains in the value of its portfolio securities, to facilitate the sale of such securities for investment purposes, to manage the effective maturity or duration of a Fund's portfolio or to establish a position in the securities markets as a temporary substitute for purchasing particular securities. The use of options and futures is a function of market conditions. Other transactions may be used by the Funds in the future for hedging purposes as they are developed to the extent deemed appropriate by the Board.

OPTIONS ON SECURITIES
Each Fund may write (i.e., sell) covered put and call options and purchase put and call options on the securities in which it may invest and on indices of securities in which it may invest, to the extent such put and call options are available.
     A put option gives the buyer of such option, upon payment of a premium, the right to deliver a specified amount of a security to the writer of the option on or before a fixed date at a predetermined price. A call option gives the purchaser of the option, upon payment of a premium, the right to call upon the writer to deliver a specified amount of a security on or before a fixed date, at a predetermined price.
     In  purchasing  a call  option,  a Fund would be in a position to realize a gain if, during the option period, the price of the security increased by an amount in excess of the premium paid. It would realize a loss if the price of the security declined or remained the same or did not increase during the period by more than the amount of the premium. In purchasing a put option, a Fund would be in a position to realize a gain if, during the option period, the price of the security declined by an amount in excess of the premium paid. It would realize a loss if the price of the security increased or remained the same or did not decrease during that period by more than the amount of the premium. If a put or call option purchased by a Fund were permitted to expire without being sold or exercised, its premium would be lost by the Fund.
     If a put option written by a Fund were exercised, the Fund would be obligated to purchase the underlying security at the exercise price. If a call option written by a Fund were exercised, the Fund would be obligated to sell the underlying security at the exercise price. The risk involved in writing a put option is that there could be a decrease in the market value of the underlying security caused by rising interest rates or other factors. If this occurred, the option could be exercised and the underlying security would then be sold to the Fund at a higher price than its current market value. The risk involved in writing a call option is that there could be an increase in the market value of the underlying security caused by declining interest rates or other factors. If this occurred, the option could be exercised and the underlying security would then be sold by the Fund at a lower price than its current market value. These risks could be reduced by entering into a closing transaction as described in Appendix B to the Statement of Additional Information. The Fund retains the premium received from writing a put or call option whether or not the option is exercised.
     Over-the-counter options are purchased or written by a Fund in privately negotiated transactions. Such options are illiquid, and it may not be possible for a Fund to dispose of an option it has purchased or terminate its obligations under an option it has written at a time when Voyageur believes it would be advantageous to do so. Over the counter options are subject to each Fund's 15% illiquid investment limitation. See Appendix B to the Statement of Additional Information for a further discussion of the general characteristics and risks of options.
     Participation in the options market involves investment risks and transaction costs to which the Funds would not be subject absent the use of this strategy. If Voyageur's predictions of movements in the direction of the securities and interest rate markets are inaccurate, the adverse consequences to a Fund may leave the Fund in a worse position than if such strategy was not used. Risks inherent in the use of options include (1) dependence on Voyageur's ability to predict correctly movements in the direction of interest rates and securities prices; (2) imperfect correlation between the price of options and movements in the prices of the securities being hedged; (3) the fact that the skills needed to use these strategies are different from those needed to select portfolio securities; (4) the possible absence of a liquid secondary market for any particular instrument at any time; and (5) the possible need to defer closing out certain hedged positions to avoid adverse tax consequences. See "Investment Policies and Restrictions -- Risks of Transactions in Futures Contracts and Options" in the Statement of Additional Information for further discussion and see Appendix B for a discussion of closing transactions and other risks.

FUTURES CONTRACTS AND OPTIONS ON FUTURES CONTRACTS
Certain Funds (Arizona Limited Term Tax Free Fund, Arizona Tax Free Fund, California Limited Term Tax Free Fund, California Tax Free Fund, Colorado Limited Term Tax Free Fund, Colorado Insured Tax Free Fund, Florida Limited Term Tax Free Fund, Florida Tax Free Fund, Idaho Tax Free Fund, National Limited Term Tax Free Fund and National Tax Free Fund) may enter into contracts for the purchase or sale for future delivery of fixed income securities or contracts based on financial indices including any index of securities in which the Fund may invest ("futures contracts") and may purchase and write put and call options to buy or sell futures contracts ("options on futures contracts"). A "sale" of a futures contract means the acquisition of a contractual obligation to deliver the securities called for by the contract at a specified price on a specified date. The purchaser of a futures contract on an index agrees to take or make delivery of an amount of cash equal to the difference between a specified dollar multiple of the value of the index on the expiration date of the contract ("current contract value") and the price at which the contract was originally struck. Options on futures contracts to be written or purchased by the Fund will be traded on exchanges or over the counter. The successful use of such instruments draws upon Voyageur's experience with respect to such instruments and usually depends upon Voyageur's ability to forecast interest rate movements correctly. Should interest rates move in an unexpected manner, the Fund may not achieve the anticipated benefits of futures contracts or options on futures contracts or may realize losses and would thus be in a worse position than if such strategies had not been used. In addition, the correlation between movements in the price of futures contracts or options on futures contracts and movements in the prices of the securities hedged or used for cover will not be perfect.
     A Fund's use of financial futures and options thereon will in all cases be consistent with applicable regulatory requirements. To the extent required to comply with applicable Securities and Exchange Commission releases and staff positions, when purchasing a futures contract or writing a put option, the Fund will maintain in a segregated account cash, U. S. Government securities or other liquid high grade debt securities equal to the value of such contracts, less any margin on deposit. In addition, the rules and regulations of the Commodity Futures Trading Commission currently require that, in order to avoid "commodity pool operator" status, the Fund must use futures and options positions (a) for "bona fide hedging purposes" (as defined in the regulations) or (b) for other purposes so long as aggregate initial margins and premiums required in connection with non hedging positions do not exceed 5% of the liquidation value of the Fund's portfolio. There are no other numerical limits on the Fund's use of futures contracts and options on futures contracts. For a discussion of the tax treatment of futures contracts and options on futures contracts, see "Taxes" in the Statement of Additional Information. For a further discussion of the general characteristics and risks of futures, see Appendix B to the Statement of Additional Information.

CONCENTRATION POLICY
Although each Fund may invest 25% or more of its total assets in revenue bonds, as a fundamental policy, no Fund will invest 25% or more of its total assets in revenue bonds payable only from revenues derived from facilities or projects within a single industry, except that the Funds may invest without limitation, in circumstances in which other appropriate available investments may be in limited supply, in housing, health care, and/or utility obligations. In addition, Arizona Limited Term Tax Free Fund, Arizona Tax Free Fund, California Limited Term Tax Free Fund, California Tax Free Fund, Colorado Limited Term Tax Free Fund, Colorado Insured Tax Free Fund, Florida Limited Term Tax Free Fund, Florida Tax Free Fund, Idaho Tax Free Fund, National Limited Term Tax Free Fund and National Tax Free Fund may invest in such circumstances in transportation, education and/or industrial obligations. In such circumstances, economic, business, political and other changes affecting one bond might also affect other bonds in the same segment, thereby potentially increasing market or credit risk. For a discussion of these segments of the municipal bond market, see "Investment Policies and Restrictions -- Concentration Policy" in the Statement of Additional Information.

     Each Fund's Board may change any of the foregoing policies that are not specifically designated fundamental. The non-fundamental policy of each Insured Fund requiring the Tax Exempt Obligations to be insured may not be eliminated except upon 30 days' advance notice to the shareholders of the applicable Insured Fund.

RISKS AND SPECIAL INVESTMENT CONSIDERATIONS
-------------------------------------------------------------------------------

GENERAL
T he yields on Tax Exempt Obligations are dependent on a variety of factors, including the financial condition of the issuer or other obligor thereon or the revenue source from which debt service is payable, general economic and monetary conditions, conditions in the relevant market, the size of a particular issue, maturity of the obligation and the rating of the issue. Generally, the value of Tax Exempt Obligations will tend to fall as interest rates rise and will tend to increase as interest rates decrease. In addition, Tax Exempt Obligations of longer maturity produce higher current yields than Tax Exempt Obligations with shorter maturities but are subject to greater price fluctuation due to changes in interest rates, tax laws and other general market factors. Lower-rated Tax Exempt Obligations generally produce a higher yield than higher-rated Tax Exempt Obligations due to the perception of a greater degree of risk as to the payment of principal and interest. Certain Tax Exempt Obligations held by a Fund may permit the issuer at its option to "call," or redeem, its securities. If an issuer were to redeem securities held by a
Fund during a time of declining interest rates, the Fund may not be able to reinvest the proceeds in securities providing the same investment return as the securities redeemed.
     In normal circumstances, each Fund (except for the Insured Tax Free Funds) may invest up to 20% of its total assets in Tax Exempt Obligations rated below investment grade (but not rated lower than B by S&P or Moody's) or in unrated
Tax Exempt Obligations considered by Voyageur to be of comparable quality to such securities. Investment in such lower grade Tax Exempt Obligations involves special risks as compared with investment in higher grade Tax Exempt Obligations. The market for lower grade Tax Exempt Obligations is considered to be less liquid than the market for investment grade Tax Exempt Obligations, which may adversely affect the ability of a Fund to dispose of such securities in a timely manner at a price which reflects the value of such securities in Voyageur's judgment. The market price for less liquid securities tends to be more volatile than the market price for more liquid securities. The lower liquidity of and the absence of readily available market quotations for lower grade Tax Exempt Obligations may make Voyageur's valuation of such securities more difficult, and Voyageur's judgment may play a greater role in the valuation of the Fund's lower grade Tax Exempt Obligations. Periods of economic uncertainty and changes may have a greater impact on the market price of such bonds and, therefore, the net asset value of any Fund investing in such obligations.
     Lower grade Tax Exempt Obligations generally involve greater credit risk than higher grade Tax Exempt Obligations and are more sensitive to adverse economic changes, significant increases in interest rates and individual issuer developments. Because issuers of lower grade Tax Exempt Obligations frequently choose not to seek a rating of such securities, a Fund will rely more heavily on Voyageur's ability to determine the relative investment quality of such securities than if such Fund invested exclusively in higher grade Tax Exempt Obligations. A Fund may, if deemed appropriate by Voyageur, retain a security whose rating has been downgraded below B by S & P or Moody's, or whose rating has been withdrawn. In no event, however, will more than 5% of each Fund's total assets consist of securities that have been downgraded to a rating lower than the minimum rating in which each Fund is permitted to invest or, in the case of unrated securities, that have been determined by Voyageur to be of a quality lower than such minimum rating. Additional information concerning the risks associated with instruments in lower grade Tax Exempt Obligations is included in the Fund's Statement of Additional Information.
     The principal and interest payments on the Derivative Tax Exempt Obligations underlying custodial receipts may be allocated in a number of ways. For example, payments may be allocated such that certain custodial receipts may have variable or floating interest rates and others may be stripped securities which pay only the principal or interest due on the underlying Tax Exempt Obligations. The Funds may also invest in custodial receipts which are "inverse floating obligations" (also sometimes referred to as "residual interest bonds"). These securities pay interest rates that vary inversely to changes in the interest rates of specified short term Tax Exempt Obligations or an index of short term Tax Exempt Obligations. Thus, as market interest rates increase, the interest rates on inverse floating obligations decrease. Conversely, as market rates decline, the interest rates on inverse floating obligations increase. Such securities have the effect of providing a degree of investment leverage, since the interest rates on such securities will generally change at a rate which is a multiple of the change in the interest rates of the specified Tax Exempt Obligations or index. As a result, the market values of inverse floating obligations will generally be more volatile than the market values of other Tax Exempt Obligations and investments in these types of obligations will increase the volatility of the net asset value of shares of the Funds.

STATE CONSIDERATIONS
The value of Tax Exempt Obligations owned by the Funds may be adversely affected by local political and economic conditions and developments within a particular state. Adverse conditions in an industry significant to a local economy could have a correspondingly adverse effect on the financial condition of local issuers. Other factors that could affect Tax Exempt Obligations include a change in the local, state or national economy, demographic factors, ecological or environmental concerns, statutory limitations on the issuer's ability to increase taxes and other developments generally affecting the revenues of issuers (for example, legislation or court decisions reducing state aid to local governments or mandatory additional services). A summary description of certain factors affecting and statistics describing issuers of Tax Exempt Obligations of each applicable state is set forth below. Such information has been taken from publicly available offering documents relating to the relevant state or issuers located in such state. No Fund or Voyageur has independently verified this information and no Fund or Voyageur makes any representation regarding such information. See "Special Factors Affecting the Funds" in the Statement of Additional Information.
     ARIZONA'S primary economic sectors include services, tourism and manufacturing. Arizona maintained a general fund surplus of $229 million (on general fund revenues of $4.164 billion) for its 1994 fiscal year. Currently there are no general obligation ratings for the state. CALIFORNIA'S primary economic sectors are services, trade and manufacturing. Recently Orange County, California filed a voluntary petition under the bankruptcy code. It is uncertain what effect the filing will have on the state's ratings or on issuers located within Orange County. California projected a general fund deficit for its 1994-95 fiscal year of over $1 billion (on estimated revenues of approximately $41.891 billion). Currently, California's general obligation bonds are rated A1 by Moody's and A by S&P. COLORADO'S economy is based primarily on services. Colorado projected a generally balanced budget for its 1994 fiscal year (on estimated revenues of approximately $3.570 billion). Currently there are no general obligation ratings for Colorado. FLORIDA'S economy is based primarily on the services sector and tourism in particular. Florida projected a general fund surplus of $313 million for its 1994-1995 fiscal year (on estimated revenues of approximately $14.624 billion). Currently, Florida's general obligation bonds are rated Aa by Moody's and AA by S&P. IDAHO'S primary economic sectors are agriculture, manufacturing and mining. Idaho maintained a fiscal year 1993 general fund surplus of approximately $10 million (on revenues of approximately $1 billion). Currently there are no general obligation ratings for Idaho. IOWA'S primary economic sectors are services, manufacturing and agriculture. Iowa projected an unreserved fund balance of approximately $71.5 million (on estimated revenues of approximately $6.258 billion) for its fiscal year 1994. Currently there are no general obligation ratings for Iowa. KANSAS' economy is based primarily on agriculture, manufacturing, and services. Kansas projected a positive general fund balance for its 1995 fiscal year (on estimated revenues of approximately $3.702 billion). Currently there are no general obligation ratings for Kansas. MINNESOTA'S economy is based primarily on agriculture, manufacturing and services. Minnesota projects a balanced general fund at the end of its 1995 biennium. Currently Minnesota's general obligation bonds are rated Aa1 by Moody's and AA+ by S&P. MISSOURI'S primary economic sectors are services, manufacturing and trade. Missouri had a general fund surplus of $260 million for its 1992 fiscal year (on revenues of approximately $9.352 billion). Currently Missouri's general obligation bonds are rated Aaa by Moody's and AAA by S&P. NEW MEXICO'S economy is based primarily on agriculture but also has tourism, services and mining sectors. New Mexico projected a $150 million general fund surplus for its 1994 fiscal year (on estimated revenues of approximately $2.56 billion). Currently New Mexico's general obligation bonds are rated Aa1 by Moody's and AA by S&P. NORTH DAKOTA'S economy is based primarily on agriculture. North Dakota had a positive fund balance for its 1994 fiscal year (on revenues of approximately $1.345 billion). Currently North Dakota's general obligation bonds are rated Aa by Moody's and AA- by S&P. OREGON'S economy is based primarily on forestry, agriculture and tourism sectors. Oregon projected a general fund surplus of approximately $102 million for its 1995 biennium (on estimated revenue of approximately $6.158 billion). Currently Oregon's general obligation bonds are rated Aa by Moody's and AA-by S&P. UTAH'S economy is based primarily on agriculture and mining sectors. Utah projected a general fund surplus of approximately $11 million for its 1994 fiscal year (on estimated revenues of approximately $3.783 billion). Currently Utah's general obligation bonds are rated Aaa by Moody's and AAA by S&P. WASHINGTON'S economy is based primarily on manufacturing and service sectors. Washington projected a general fund surplus of $270 million for its 1995 biennium (on estimated revenues of approximately $16.396 billion). Currently Washington's general obligation bonds are rated Aa by Moody's and AA by S&P. WISCONSIN'S economy is based primarily on agriculture and manufacturing. Wisconsin projected a general fund surplus of $233 million for its 1994 fiscal year (on estimated revenues of approximately $18.260 billion). Currently Wisconsin's general obligation bonds are rated Aa by Moody's and AA by S&P.

INVESTMENT RESTRICTIONS
--------------------------------------------------------------------------------

Each Fund has adopted certain investment restrictions in addition to those set forth above, which are set forth in their entirety in the Statement of Additional Information. Certain of these restrictions are fundamental and cannot be changed without shareholder approval, including the restriction providing that no Fund may borrow money, except from banks for temporary or emergency purposes in an amount not exceeding 20% of the value of its total assets (10% for Colorado Tax Free Fund) (certain Funds may also borrow money in the form of reverse repurchase agreements up to 10% of total assets). Also, certain Funds may not, as a matter of fundamental policy invest more than 15% of their net assets in illiquid securities and pledge, hypothecate, mortgage or otherwise encumber their assets in excess of 10% of net assets. See "Investment Policies and Restrictions -- Investment Restrictions" in the Statement of Additional Information. Each Fund also has a number of non-fundamental investment restrictions which may be changed by the Fund's Board without the shareholder approval. These include restrictions providing that no Fund may (i) invest more than 5% of its total assets in securities of any single investment company or
(ii) invest more than 10% of its total assets in securities of two or more investment companies. To the extent that a Fund invests in the securities of other open-end investment companies, Voyageur will take appropriate action to avoid subjecting such Fund's shareholders to duplicate management and other fees and expenses.
     Any investment restriction or limitation which involves a maximum percentage of securities or assets shall not be considered to be violated unless an excess over the percentage occurs immediately after an acquisition of securities or a utilization of assets and such excess results therefrom.

HOW TO PURCHASE SHARES
--------------------------------------------------------------------------------

ALTERNATIVE PURCHASE ARRANGEMENTS
The Funds offer investors the choice among three classes of shares which offer different sales charges and bear different expenses. These alternatives permit an investor to choose the method of purchasing shares that is most beneficial given the amount of the purchase, the length of time the investor expects to hold the shares and other circumstances. Page 2 of the Prospectus contains a summary of these alternative purchase arrangements.
     A broker-dealer may receive different levels of compensation depending on which class of shares is sold. In addition, the Underwriter from time to time pays certain additional cash incentives of up to $100 and/or non cash incentives such as vacations or other prizes to its investment executives and other broker-dealers and financial institutions in consideration of their sales of Fund shares. In some instances, other incentives may be made available only to selected broker-dealers and financial institutions, based on objective standards developed by the Underwriter, to the exclusion of other broker-dealers and financial institutions. The Underwriter in its discretion may from time to time, pursuant to objective criteria established by it, pay fees to qualifying brokers, dealers or financial intermediaries for certain services or activities which are primarily intended to result in sales of shares of a Fund.

GENERAL PURCHASE INFORMATION
The minimum initial investment in each Fund is $1,000, and the minimum additional investment is $100. Each Fund's shares may be purchased at the public offering price from the Underwriter, from other broker-dealers who are members of the National Association of Securities Dealers, Inc. and who have selling agreements with the Underwriter, and from certain financial institutions that have selling agreements with the Underwriter.
     When orders are placed for shares of a Fund, the public offering price used for the purchase will be the net asset value per share next determined, plus the applicable sales charge, if any. If an order is placed with the Underwriter or other broker-dealer, the broker-dealer is responsible for promptly transmitting the order to the Fund. The Fund reserves the right, in its absolute discretion, to reject any order for the purchase of shares.
     Shares of the Funds may be purchased by opening an account either by mail or by phone. Dividend income begins to accrue as of the opening of the New York Stock Exchange (the "Exchange") on the day that payment is received. If payment is made by check, payment is considered received on the day the check is received if the check is drawn upon a member bank of the Federal Reserve System within the Ninth Federal Reserve District (Michigan's Upper Peninsula, Minnesota, Montana, North Dakota, South Dakota and northwestern Wisconsin). In the case of other checks, payment is considered received when the check is converted into "Federal Funds," i.e., monies of member banks within the Federal Reserve System that are on deposit at a Federal Reserve Bank, normally within two days after receipt.
     An investor who may be interested in having shares redeemed shortly after purchase should consider making unconditional payment by certified check or other means approved in advance by the Underwriter. Payment of redemption proceeds will be delayed as long as necessary to verify by expeditious means that the purchase payment has been or will be collected. Such period of time typically will not exceed 15 days.

AUTOMATIC INVESTMENT PLAN
Investors may make systematic  investments in fixed amounts  automatically  on a
monthly  basis  through  each  Fund's  Automatic  Investment  Plan.   Additional
information is available from the Underwriter by calling 800-545-3863.

PURCHASES BY MAIL
To open an account by mail, complete the general authorization form attached to this Prospectus, designate an investment dealer or other financial institution on the form, and mail it, along with a check payable to the Fund, to:

                                     NW 9369
                                  P.O. Box 1450
                           Minneapolis, MN 55485-9369


PURCHASES BY TELEPHONE
To open an account by telephone, call 612-376-7014 or 800-545-3863 to obtain an account number and instructions. Information concerning the account will be taken over the phone. The investor must then request a commercial bank with which he or she has an account and which is a member of the Federal Reserve System to transmit Federal Funds by wire to the appropriate Fund as follows:

                  Norwest Bank Minnesota, N.A., ABA #091000019
                  For Credit of: (insert applicable Fund name)
                          Checking Account No.: 872-458
                     Account Number: (assigned by telephone)

     Information on how to transmit Federal Funds by wire is available at any national bank or any state bank that is a member of the Federal Reserve System. The bank may charge the shareholder for the wire transfer. If the phone order and Federal Funds are received before the close of trading on the Exchange, the order will be deemed to become effective at that time. Otherwise, the order will be deemed to become effective as of the close of trading on the Exchange on the next day the Exchange is open for trading. The investor will be required to complete the general authorization form attached to this Prospectus and mail it to the Fund after making the initial telephone purchase.

CLASS A SHARES -- FRONT END SALES CHARGE ALTERNATIVE
The public offering price of Class A shares of each Fund is the net asset value of the Fund's shares plus the applicable front end sales charge ("FESC"), which will vary with the size of the purchase. The Fund receives the net asset value. The FESC varies depending on the size of the purchase and is allocated between the Underwriter and other broker-dealers.

The current sales charges are:

Group 1* Funds
----------------------------------------------------------------------------------------------
                                            SALES CHARGE      SALES CHARGE    DEALER DISCOUNT
                                              AS % OF           AS % OF           AS % OF
AMOUNT OF PURCHASE                        NET ASSET VALUE    OFFERING PRICE   OFFERING PRICE(1)
----------------------------------------------------------------------------------------------
Less than $50,000                               4.99%             4.75%             4.00%
$50,000 but less than $100,000                  4.71              4.50              4.00
$100,000 but less than $250,000                 3.90              3.75              3.25
$250,000 but less than $500,000                 2.83              2.75              2.50
$500,000 but less than $1,000,000               2.30              2.25              2.00
$1,000,000 or more                              NAV(3)            NAV(3)            1.00(2)
----------------------------------------------------------------------------------------------
Group 2** Funds
----------------------------------------------------------------------------------------------
                                            SALES CHARGE    SALES CHARGE  DEALER DISCOUNT
                                              AS % OF         AS % OF         AS % OF
AMOUNT OF PURCHASE                        NET ASSET VALUE  OFFERING PRICE OFFERING PRICE1
----------------------------------------------------------------------------------------------
Less than $50,000                               3.90%           3.75%           3.00%
$50,000 but less than $100,000                  3.63            3.50            3.00
$100,000 but less than $250,000                 3.09            3.00            2.50
$250,000 but less than $500,000                 2.56            2.50            2.00
$500,000 but less than $1,000,000               2.04            2.00            1.75
$1,000,000 or more                              NAV(3)          NAV(3)          1.00(2)
----------------------------------------------------------------------------------------------
Group 3*** Funds
----------------------------------------------------------------------------------------------
                                            SALES CHARGE      SALES CHARGE    DEALER DISCOUNT
                                              AS % OF           AS % OF           AS % OF
AMOUNT OF PURCHASE                        NET ASSET VALUE    OFFERING PRICE   OFFERING PRICE(1)
----------------------------------------------------------------------------------------------
Less than $50,000                               2.83%             2.75%             2.25%
$50,000 but less than $100,000                  2.56              2.50              2.00
$100,000 but less than $250,000                 2.04              2.00              1.75
$250,000 but less than $500,000                 1.27              1.25              1.00
$500,000 but less than $1,000,000               1.01              1.00              0.75
$1,000,000 or more                              NAV(3)            NAV(3)            0.50(2)
----------------------------------------------------------------------------------------------

(1) Brokers and dealers who receive 90% or more of the sales charge may be considered to be underwriters under the Securities Act of 1933, as amended.
(2) The Underwriter intends to pay its investment executives and other broker-dealers and banks that sell Fund shares, out of its own assets, a fee of up to 1% (up to .50% for Group 3 Funds) of the offering price of sales of $1,000,000 or more, other than on sales not subject to a contingent deferred sales charge.
(3) Purchases of $1,000,000 or more may be subject to a contingent deferred sales charge at the time of redemption. See "How to Sell Shares -- Contingent Deferred Sales Charge."
* Group 1 Funds: Arizona Tax Free, Arizona Insured Tax Free, California Tax Free, California Insured Tax Free, Florida Tax Free, Florida Insured Tax Free, Missouri Insured Tax Free, National Tax Free, National Insured Tax Free, Oregon Insured Tax Free, Washington Insured Tax Free, Kansas Tax Free, Minnesota Tax Free, Minnesota Insured and North Dakota Tax Free.
** Group 2 Funds: Colorado Tax Free, Colorado Insured Tax Free, Iowa Tax Free, New Mexico Tax Free, Utah Tax Free, Wisconsin Tax Free, Idaho Tax Free
*** Group 3 Funds: Arizona Limited Term Tax Free, Colorado Limited Term Tax Free, California Limited Term Tax Free, National Limited Term Tax Free, Minnesota Limited Term Tax Free, Florida Limited Term Tax Free.

     In connection with the distribution of the Funds' Class A shares, the Underwriter is deemed to receive all applicable sales charges. The Underwriter, in turn, pays its investment executives and other broker-dealers selling such shares a "dealer discount," as set forth above. In the event that shares are purchased by a financial institution acting as agent for its customers, the Underwriter or the broker-dealer with whom such order was placed may pay all or part of its dealer discount to such financial institution in accordance with agreements between such parties.

SPECIAL PURCHASE PLANS -- REDUCED SALES CHARGES
Certain investors (or groups of investors) may qualify for reductions in the sales charges shown above. Investors should contact their broker-dealer or the Funds for details about the Funds' Combined Purchase Privilege, Cumulative Quantity Discount and Letter of Intention plans. Descriptions are also included with the general authorization form and in the Statement of Additional Information. These special purchase plans may be amended or eliminated at any time by the Underwriter without notice to existing Fund shareholders.

RULE 12B-1 FEES
Class A shares are subject to a Rule 12b-1 fee payable at an annual rate of .25% of the average daily net assets of a Fund attributable to Class A shares. All or a portion of such fees are paid quarterly to financial institutions and service providers with respect to the average daily net assets attributable to shares sold or serviced by such institutions and service providers. For additional information about this fee, see "Management -- Plan of Distribution" below.

CONTINGENT DEFERRED SALES CHARGE
Although there is no initial sales charge on purchases of Class A shares of $1,000,000 or more, the Underwriter pays investment dealers out of its own assets, a fee of up to 1% (up to .50% for Group 3 Funds) of the offering price of such shares. If these shares are redeemed within a certain period of time after purchase, the redemption proceeds will be reduced by a contingent deferred sales charge ("CDSC"). For additional information, see "How to Sell Shares -- Contingent Deferred Sales Charge." The CDSC will depend on the number of years since the purchase was made according to the following table:

CDSC AS A % OF AMOUNT REDEEMED FOR INVESTMENTS OF $1,000,000 OR MORE
--------------------------------------------------------------------------------------
             Group 1 & 2 Funds                                     Group 3 Funds
CDSC Period                     CDSC                         CDSC Period         CDSC
---------------------------------------           ------------------------------------
First year after purchase       1.0%                 First year after purchase   0.5%
Second year after purchase      0.5                  Thereafter                  0.0
Thereafter                      0.0
--------------------------------------------------------------------------------------

WAIVER OF SALES CHARGES
A limited group of institutional and other investors may qualify to purchase Class A shares at net asset value, with no front end or deferred sales charges. The investors qualifying to purchase such shares are: (1) officers and directors of the Funds; (2) officers, directors and full-time employees of Voyageur Companies, Inc., Voyageur, Voyageur Asset Management Group, Inc., the
Underwriter and Pohlad Companies, and officers, directors and full-time employees of parents and subsidiaries of the foregoing companies; (3) officers, directors and full-time employees of investment advisers of other mutual funds subject to a sales charge and included in any other family of mutual funds that includes any Voyageur Fund as a member ("Other Load Funds"), and officers, directors and full-time employees of parents, subsidiaries and corporate affiliates of such investment advisers; (4) spouses and lineal ancestors and descendants of the officers, directors/trustees and employees referenced in clauses (1), (2) and (3), and lineal ancestors and descendants of their spouses;
(5) investment executives and other employees of banks and dealers that have selling agreements with the Underwriter and parents, spouses and children under the age of 21 of such investment executives and other employees; (6) trust companies and bank trust departments for funds held in a fiduciary, agency, advisory, custodial or similar capacity; (7) any state or any political subdivision thereof or any instrumentality, department, authority or agency of any state or political subdivision thereof; (8) partners and full-time employees of the Funds' general counsel; (9) managed account clients of Voyageur, clients of investment advisers affiliated with Voyageur and other registered investment advisers and their clients (the Funds may be available through a broker-dealer which charges a transaction fee for purchases and sales) and (10) "wrap accounts" for the benefit of clients of financial planners adhering to certain standards established by Voyageur.
     Class A shares will also be issued at net asset value, without a front end or deferred sales charge, if the purchase of such shares is funded by the proceeds from the redemption of shares of any unrelated open-end investment company that charges a front end sales charge, and, in certain circumstances, a contingent deferred sales charge. In order to exercise this privilege, the purchase order must be received by the Fund within 60 days after the redemption of shares of the unrelated investment company.

CLASS B SHARES -- CONTINGENT DEFERRED SALES CHARGE ALTERNATIVE
The public offering price of Class B shares of each Fund is the net asset value of the Fund's shares. Class B shares are sold without an initial sales charge so that the Fund receives the full amount of the investor's purchase. However, a CDSC of up to 4% will be imposed if shares are redeemed within six years of purchase. For additional information, see "How to Sell Shares -- Contingent Deferred Sales Charge." In addition, Class B shares are subject to higher Rule 12b-1 fees as described below. The CDSC will depend on the number of years since the purchase was made according to the following table:

CDSC AS A % OF AMOUNT REDEEMED*
----------------------------------------------------------------------------------------------
               GROUPS 1 & 2 FUNDS                                 GROUP 3 FUNDS
                              CDSC AS A % OF                                  CDSC AS A % OF
CDSC PERIOD                   AMOUNT REDEEMED             CDSC PERIOD         AMOUNT REDEEMED
------------------------------------------         -------------------------------------------
1st year after purchase              4%            1st year after purchase           3%
2nd year after purchase              4             2nd year after purchase           3
3rd year after purchase              3             3rd year after purchase           2
4th year after purchase              3             4th year after purchase           1
5th year after purchase              2             Thereafter                        0
6th year after purchase              1
Thereafter                           0
----------------------------------------------------------------------------------------------

* The CDSC will be calculated on an amount equal to the lesser of the net asset value of the shares at the time of purchase or the net asset value at the time of redemption.

     Proceeds from the CDSC are paid to the Underwriter and are used to defray expenses of the Underwriter related to providing distribution-related services to the Funds in connection with the sale of Class B shares, such as the payment of compensation to selected broker dealers, and for selling Class B shares. The combination of the CDSC and the Rule 12b-1 fee enables the Funds to sell the Class B shares without deduction of a sales charge at the time of purchase. Although Class B shares are sold without an initial sales charge at the time the shares are sold, the Underwriter pays a sales commission equal to 3% (2.5% for Group 3) of the amount invested to broker-dealers who sell Class B shares and pays an ongoing annual servicing fee of .15% (paid quarterly) calculated on the net assets attributable to sales made by such broker-dealers.

RULE 12B-1 FEES
Class B shares are subject to a Rule 12b-1 fee payable at an annual rate of 1% of the average daily net assets of a Fund attributable to Class B shares. The higher 12b-1 fee will cause Class B shares to have a higher expense ratio and to pay lower dividends than Class A shares. For additional information about this fee, see "Fees and Expenses" above and "Management -- Plan of Distribution" below.

CONVERSION FEATURE
On the first business day of the month eight years after the purchase date, Class B shares will automatically convert to Class A shares and will no longer be subject to a higher Rule 12b-1 fee. Such conversion will be on the basis of the relative net asset values of the two classes. Class A shares issued upon such conversion will not be subject to any FESC or CDSC. Class B shares acquired by exchange from Class B shares of another Voyageur Fund will convert into Class A shares based on the time of the initial purchase. Similarly, Class B shares acquired by exercise of the Reinstatement Privilege will convert into Class A shares based on the time of the original purchase of Class B shares. See "Reinstatement Privilege" below. Class B shares acquired through reinvestment of distributions will convert into Class A shares based on the date of issuance of such shares.

CLASS C SHARES -- LEVEL LOAD ALTERNATIVE
The public offering price of Class C shares of each Fund is the net asset value of the Fund's shares. Class C shares are sold without an initial sales charge or contingent deferred sales charge so that the Fund receives the full amount of the investor's purchase. Class C shares are subject to higher annual Rule 12b-1 fees as described below.

RULE 12B-1 FEES
Class C shares are subject to a Rule 12b-1 fee payable at an annual rate of 1% of the average daily net assets of a Fund attributable to Class C shares. The higher Rule 12b-1 fee will cause Class C shares to have a higher expense ratio and to pay lower dividends than Class A shares. For additional information about this fee, see "Fees and Expenses" above and "Management -- Plan of Distribution" below.
     Proceeds from the Rule 12b-1 fee are paid to the Underwriter and are used to defray expenses of the Underwriter related to providing distribution-related services to the Funds in connection with the sale of Class C shares, such as the payment of compensation to selected broker-dealers, and for selling Class C shares. The Rule 12b-1 fee enables the Funds to sell the Class C shares without deduction of a sales charge at the time of purchase. Although Class C shares are sold without an initial or contingent deferred sales charge, the Underwriter pays an annual fee of .75% (paid quarterly) of the net asset value of the amount invested to broker-dealers who sell Class C shares.

HOW TO SELL SHARES
--------------------------------------------------------------------------------

E ach Fund will redeem its shares in cash at the net asset value next determined after receipt of a shareholder's written request for redemption in good order (see below). If shares for which payment has been collected are redeemed, payment must be made within seven days. Shareholders will not earn any income on redeemed shares on the redemption date. Each Fund may suspend this right of redemption and may postpone payment only when the Exchange is closed for other than customary weekends or holidays, or if permitted by the rules of the Securities and Exchange Commission during periods when trading on the Exchange is restricted or during any emergency which makes it impracticable for such Fund to dispose of its securities or to determine fairly the value of its net assets or during any other period permitted by order of the Commission for the protection of investors.
         Each Fund reserves the right and currently plans to redeem Fund shares and mail the proceeds to the shareholder if at any time the value of Fund shares in the account falls below a specified value, currently set at $250. Shareholders will be notified and will have 60 days to bring the account up to the required value before any redemption action will be taken by a Fund.

CONTINGENT DEFERRED SALES CHARGE
The CDSC will be calculated on an amount equal to the lesser of the net asset value of the shares at the time of purchase or their net asset value at the time of redemption. No charge will be imposed on increases in net asset value above the initial purchase price. In addition, no charge will be assessed on shares derived from reinvestment of dividends or capital gains distributions.
     In determining whether a CDSC is payable with respect to any redemption, the calculation will be determined in the manner that results in the lowest rate being charged. Therefore, it will be assumed that shares that are not subject to the CDSC are redeemed first, shares subject to the lowest level of CDSC are redeemed next, and so forth. If a shareholder owns Class A and Class B shares, then absent a shareholder choice to the contrary, Class B shares not subject to a CDSC, will be redeemed in full prior to any redemption of Class A shares not subject to a CDSC.
     The CDSC does not apply to: (1) redemptions of Class B shares in connection with the automatic conversion to Class A shares; (2) redemptions of shares when a Fund exercises its right to liquidate accounts which are less than the minimum account size; and (3) redemptions in the event of the death or disability of the shareholder within the meaning of Section 72(m)(7) of the Internal Revenue Code.
     If a shareholder exchanges Class A, Class B or Class C shares subject to a CDSC for Class A, Class B or Class C shares, respectively, of a different Voyageur Fund, the transaction will not be subject to a CDSC. However, when shares acquired through the exchange are redeemed, the shareholder will be treated as if no exchange took place for the purpose of determining the CDSC. Fund shares are exchangeable for shares of any money market fund available through Voyageur. No CDSC will be imposed at the time of any such exchange; however, the shares acquired in any such exchange will remain subject to the CDSC and the period during which such shares represent shares of the money market fund will not be included in determining how long the shares have been held. Any CDSC due upon a redemption of Fund shares will be reduced by the amount of any Rule 12b-1 payments made by such money market fund with respect to such shares.
     The Underwriter, upon notification, intends to provide, out of its own assets, a pro rata refund of any CDSC paid in connection with a redemption of Class A or Class B shares of any Fund (by crediting such refunded CDSC to such shareholder's account) if, within 90 days of such redemption, all or any portion of the redemption proceeds are reinvested in shares of the same class in any of the Voyageur Funds. Any reinvestment within 90 days of a redemption to which the CDSC was paid will be made without the imposition of a FESC but will be subject to the same CDSC to which such amount was subject prior to the redemption. The amount of the CDSC will be calculated from the original investment date.

EXPEDITED REDEMPTIONS
Each Fund offers several expedited redemption procedures, described below, which allow a shareholder to redeem Fund shares at net asset value determined on the same day that the shareholder places the request for redemption of those shares. Pursuant to these expedited redemption procedures, each Fund will redeem its shares at their net asset value next determined following the Fund's receipt of the redemption request. Each Fund reserves the right at any time to suspend or terminate the expedited redemption procedures or to impose a fee for this service. There is currently no additional charge to the shareholder for use of the Funds' expedited redemption procedures.

EXPEDITED TELEPHONE REDEMPTION
Shareholders redeeming at least $1,000 and no more than $50,000 (for which certificates have not been issued) may redeem by telephoning the Fund directly at 612-376-7014 or 800-545-3863. The applicable section of the general authorization form must have been completed by the shareholder and filed with the Fund before the telephone request is received. The proceeds of the redemption will be paid by check mailed to the shareholder's address of record or, if requested at the time of redemption, by wire to the bank designated on the general authorization form. The Funds will employ reasonable procedures to confirm that telephone instructions are genuine, including requiring that payment be made only to the shareholder's address of record or to the bank account designated on the authorization form and requiring certain means of telephonic identification. The Fund's Adviser and Distributor will not be liable for following instructions which are reasonably believed to be genuine.

EXPEDITED REDEMPTIONS THROUGH CERTAIN BROKER DEALERS
Certain broker-dealers who have sales agreements with the Underwriter may allow their customers to effect a redemption of shares of a Fund purchased through such broker-dealer by notifying the broker-dealer of the amount of shares to be redeemed. The broker-dealer is then responsible for promptly placing the redemption request with the Fund on the customer's behalf. Payment will be made to the shareholder by check or wire sent to the broker-dealer. Broker-dealers offering this service may impose a fee or additional requirements for such redemptions.

GOOD ORDER
"Good order" means that stock certificates, if issued, must accompany the written request for redemption and must be duly endorsed for transfer, or must be accompanied by a duly executed stock power. If no stock certificates have been issued, a written request to redeem must be made. Stock certificates will not be issued for Class B or Class C shares. In any case, the shareholder must execute the redemption request exactly as the shares are registered. If the redemption proceeds are to be paid to the registered holder(s), a signature guarantee is not normally required. A signature guarantee is required in certain other circumstances, for example, to redeem more than $50,000 or to have a check mailed other than to the shareholder's address of record. See "Other Information" in the Statement of Additional Information. The Adviser may waive certain of these redemption requirements at its own risk, but also reserves the right to require signature guarantees on all redemptions, in contexts perceived by the Adviser to subject the Fund to an unusual degree of risk.

MONTHLY CASH WITHDRAWAL PLAN
An investor who owns or buys shares of any Fund valued at $10,000 or more at the current offering price may open a Withdrawal Plan and have a designated sum of money paid monthly to the investor or another person. Deferred sales charges may apply to monthly redemptions of Class B shares. See "Monthly Cash Withdrawal Plan" in the Statement of Additional Information.

REINSTATEMENT PRIVILEGE
--------------------------------------------------------------------------------

An investor in a Fund whose shares have been redeemed and who has not previously exercised the Reinstatement Privilege as to such Fund may reinvest the proceeds of such redemption in shares of the same class of any Voyageur Fund eligible for sale in the shareholder's state of residence. Reinvestment will be at the net asset value of Fund shares next determined after the Underwriter receives a check along with a letter requesting reinstatement. The Underwriter must receive the letter requesting reinstatement within 365 days following the redemption.
Investors who desire to exercise the Privilege should contact their broker-dealer or the Fund.
     Exercise of the Reinstatement Privilege does not alter the income tax treatment of any capital gains realized on a sale of shares of a Fund, but to the extent that any shares are sold at a loss and the proceeds are reinvested within 30 days in shares of such Fund, some or all of the loss may not be allowed as a deduction, depending upon the number of shares reacquired.

EXCHANGE PRIVILEGE
--------------------------------------------------------------------------------

Except as described below, shareholders may exchange some or all of their Fund shares for shares of another Voyageur Fund, provided that the shares to be acquired in the exchange are eligible for sale in the shareholder's state of residence. Class A shareholders may exchange their shares for Class A shares of other Voyageur Funds. Class B shareholders may exchange their shares for the Class B shares of other Voyageur Funds and Class C shareholders may exchange their shares for the Class C shares of other Voyageur Funds. Shares of each class may also be exchanged for shares of any money market fund available through Voyageur.
     The minimum amount which may be exchanged is $1,000. The exchange will be made on the basis of the relative net asset values next determined after receipt of the exchange request, plus the amount, if any, by which the applicable sales charge exceeds the sum of all sales charges previously paid in connection with the prior investment. For a discussion of issues relating to the contingent deferred sales charge upon such exchanges, see "How to Sell Shares -- Contingent Deferred Sales Charge." There is no specific limitation on exchange frequency; however, the Funds are intended for long term investment and not as a trading vehicle. The Adviser reserves the right to prohibit excessive exchanges (more than four per quarter). The Adviser also reserves the right, upon 60 days' prior notice, to restrict the frequency of, or otherwise modify, condition, terminate or impose charges upon, exchanges. An exchange is considered to be a sale of shares on which the investor may realize a capital gain or loss for income tax purposes. Exchange requests may be placed directly with the Fund in which the investor owns shares, through the Adviser or through other broker-dealers. An investor considering an exchange should obtain a prospectus of the Fund to be acquired and should read such prospectus carefully. Contact any of the Funds, the Adviser or any of such other broker-dealers for further information about the exchange privilege.

MANAGEMENT
--------------------------------------------------------------------------------

The Boards of Directors, or Trustees, as the case may be, of the Funds are responsible for managing the business and affairs of the Funds. The names, addresses, principal occupations and other affiliations of Directors and executive officers of the Funds are set forth in the Statement of Additional Information.

INVESTMENT ADVISER; PORTFOLIO MANAGEMENT
Voyageur has been retained under an investment advisory agreement (the "Advisory Agreement") to act as each Fund's investment adviser, subject to the authority of the Board of Directors. Voyageur and the Underwriter are each indirect wholly-owned subsidiaries of Dougherty Financial Group, Inc. ("DFG"), which is owned approximately 49% by Michael E. Dougherty, 49% by Pohlad Companies and less than 1% by certain retirement plans for the benefit of DFG employees. Mr. Dougherty co-founded the predecessor of Dougherty Dawkins in 1977 and has served as Dougherty Dawkins' Chairman of the Board and Chief Executive Officer since inception. Pohlad Companies is a holding company owned in equal parts by each of James O. Pohlad, Robert C. Pohlad and William M. Pohlad. As of October 1, 1995, Voyageur served as the manager to six closed-end and ten open-end investment companies (comprising 26 separate investment portfolios), administered numerous private accounts and managed approximately $7.65 billion in assets. Voyageur's principal business address is 90 South Seventh Street, Suite 4400, Minneapolis, Minnesota 55402.
     Each Fund pays Voyageur a monthly investment advisory and management fee equivalent on an annual basis to .50% of its average daily net assets, except each Limited Term Tax Free Fund pays .40%, of its average daily net assets.
     Andrew M. McCullagh, Jr. has had, since inception, day-to-day portfolio management responsibility for the Arizona Funds, California Funds, Colorado Funds, Florida Funds, National Funds, as well as the New Mexico Fund, North Dakota Fund and Utah Fund. Mr. McCullagh has been a Director of Voyageur and the Underwriter since 1993 and an Executive Vice President and Senior Tax Exempt Portfolio Manager for Voyageur since January 1990. He is President of Colorado Tax Free Fund and is an Executive Vice President of each of the other Voyageur Funds. From 1978 to 1990, Mr. McCullagh served as a municipal bond trader and a portfolio manager for Kirchner, Moore & Company. Mr. McCullagh currently has over 23 years' experience in municipal bond trading, underwriting and portfolio management.
     Elizabeth H. Howell has had, since 1991, day-to-day portfolio management responsibility for the Minnesota Funds, as well as, since inception, the Idaho, Iowa, Kansas, Missouri, Oregon, Washington and Wisconsin Funds. Ms. Howell is a Vice President and Senior Tax Exempt Portfolio Manager for Voyageur, where she has been employed since 1991 and is a Vice President of the Voyageur Funds. Prior to being employed by Voyageur, Ms. Howell had been a portfolio manager for Windsor Financial Group in Minneapolis, Minnesota from March 1988. Ms. Howell has over ten years' experience as a securities analyst and portfolio manager.

PLAN OF DISTRIBUTION
Each Fund has adopted a Plan of Distribution under the 1940 Act (the "Plan") and has entered into a Distribution Agreement with Voyageur Fund Distributors, Inc. (the "Underwriter"). Pursuant to each Fund's Plan, the Fund pays the Underwriter a Rule 12b-1 fee, at an annual rate of .25% of the Fund's average daily net assets  attributable  to Class A shares and 1% of the Fund's  average  daily net assets attributable to each of Class B and Class C shares for servicing of shareholder accounts and distribution related services. Payments made under the Plan are not tied exclusively to expenses actually incurred by the Underwriter and may exceed or be less than expenses actually incurred by the Underwriter. Please see the "Fees and Expenses" table at the beginning of this Prospectus for information with respect to fee waivers, if any.
     All of the Rule 12b-1 fee attributable to Class A shares, and a portion of the fee equal to .25% of the average daily net assets of the Fund attributable to each of Class B shares and Class C shares constitutes a shareholder servicing fee designed to compensate the Underwriter for the provision of certain services to the shareholders. The services provided may include personal services provided to shareholders, such as answering shareholder inquiries regarding the Funds and providing reports and other information, and services related to the maintenance of shareholder accounts. The Underwriter may use such Rule 12b-1 fee or portion thereof to make payments to qualifying broker-dealers and financial institutions that provide such services.
     That portion of the Rule 12b-1 fee equal to .75% of the average daily net assets of the Fund attributable to Class B shares and Class C shares, respectively, constitutes a distribution fee designed to compensate the Underwriter for advertising, marketing and distributing the Class B shares and Class C shares of each Fund. In connection therewith, the Underwriter may provide initial and ongoing sales compensation to its investment executives and other broker-dealers for sales of Class B shares and Class C shares and may pay for other advertising and promotional expenses in connection with the distribution of Class B shares and Class C shares. The distribution fee attributable  to Class B shares  and  Class C shares  is  designed  to permit an investor to purchase such shares through investment executives of the Underwriter and other broker-dealers without the assessment of an initial sales charge and at the same time to permit the Underwriter to compensate its investment executives and other broker-dealers in connection with the sale of such shares.

CUSTODIAN; DIVIDEND DISBURSING, TRANSFER, ADMINISTRATIVE AND ACCOUNT SERVICES AGENT
Norwest Bank Minnesota, N.A. serves as the custodian of each Fund's portfolio securities and cash.
     Voyageur acts as each Fund's dividend disbursing, transfer, administrative and accounting services agent to perform dividend-paying functions, to calculate each Fund's daily share price, to maintain shareholder records and to perform certain regulatory and compliance related services for the Funds. The fees paid for these services are based on each Fund's assets and include reimbursement of out-of-pocket expenses. Voyageur receives a monthly fee from each Fund equal to the sum of (1) $1.33 per shareholder account per month, (2) a monthly fee ranging from $1,000 to $1,500 based on the average daily net assets of the Fund and (3) a percentage of average daily net assets which ranges from 0.11% to 0.02% based on the average daily net assets of the Fund. See "The Investment Adviser and Underwriter -- Expenses of the Funds" in the Statement of Additional Information.
     Certain institutions may act as sub-administrators for one or more of the Funds pursuant to contracts with Voyageur, whereby the institutions will provide shareholder services to their customers. Voyageur will pay the sub-administrators' fees out of its own assets. The fee paid by Voyageur to any sub-administrator will be a matter of negotiation between the institution and Voyageur based on the extent and quality of the services provided.

EXPENSES OF THE FUNDS
Voyageur is contractually obligated to pay the operating expenses (excluding interest expense, taxes, brokerage fees, commissions and Rule 12b-1 fees and, with respect to the Insured Funds, premiums with respect to Portfolio Insurance or Secondary Market Insurance) of each Fund which exceed 1% of such Fund's average daily net assets on an annual basis up to certain limits as set forth in detail in the Statement of Additional Information. In addition, Voyageur and the Underwriter reserve the right to voluntarily waive their fees in whole or part and to voluntarily absorb certain other of the Funds' expenses. Voyageur and the Underwriter have agreed to waive fees or absorb expenses for the fiscal year ending December 31, 1995 in such a manner as will result in the Funds being charged fees and expenses that approximate those set forth in the section "Fees and Expenses" except Voyageur and the Underwriter are not waiving fees with respect to Minnesota Tax Free Fund and Minnesota Limited Term Tax Free Fund. After December 31, 1995, such voluntary fee and expense waivers may be discontinued or modified by Voyageur and the Underwriter in their sole discretion.
     Each Fund's expenses include, among others, fees of directors, expenses of directors' and shareholders' meetings, insurance premiums, expenses of redemption of shares, expenses of the issue and sale of shares (to the extent not otherwise borne by the Underwriter), expenses of printing and mailing stock certificates and shareholder statements, association membership dues, charges of such Fund's custodian, bookkeeping, auditing and legal expenses, the fees and expenses of registering such Fund and its shares with the Securities and Exchange Commission and registering or qualifying its shares under state securities laws and expenses of preparing and mailing prospectuses and reports to existing shareholders.

PORTFOLIO TRANSACTIONS
No Fund will effect any brokerage transactions in its portfolio securities with any broker-dealer affiliated directly or indirectly with Voyageur unless such transactions, including the frequency thereof, the receipt of commissions payable in connection therewith and the selection of the affiliated broker-dealer effecting such transactions, are not unfair or unreasonable to the shareholders of such Fund. It is not anticipated that any Fund will effect any brokerage transactions with any affiliated broker-dealer, including the Underwriter, unless such use would be to such Fund's advantage. Voyageur may consider sales of shares of the Funds as a factor in the selection of broker-dealers to execute the Funds' securities transactions.

DETERMINATION OF NET ASSET VALUE
--------------------------------------------------------------------------------

The net asset value of Fund shares is determined once daily, Monday through Friday, as of 3:00 p.m. Minneapolis time (the primary close of trading on the Exchange) on each business day the Exchange is open for trading.
     For each Fund, the net asset value per share of each class is determined by dividing the value of the securities, cash and other assets of the Fund attributable to such class less all liabilities attributable to such class by the total number of shares of such class outstanding. For purposes of determining the net assets of each Fund, tax exempt securities are stated on the basis of valuations provided by a pricing service, approved by the Board of Directors, which uses information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities and various relationships between securities in determining value. Market quotations are used when available. Non-tax exempt securities for which market quotations are readily available are stated at market value which is currently determined using the last reported sale price, or, if no sales are reported, as in the case of most securities traded over-the-counter, the last reported bid price, except that U.S. Government securities are stated at the mean between the last reported bid and asked prices. Short-term notes having remaining maturities of 60 days or less are stated at amortized cost which approximates market. All other securities and other assets are valued in good faith at fair value by Voyageur in accordance with procedures adopted by the Board of Directors.

DISTRIBUTIONS TO SHAREHOLDERS AND TAXES
--------------------------------------------------------------------------------

DISTRIBUTIONS
The present policy of each Fund is to declare a distribution from net investment income on each day that the Fund is open for business. Net investment income consists of interest accrued on portfolio investments of a Fund, less accrued expenses. Distributions of net investment income are paid monthly. Short-term capital gains distributions are taxable to shareholders as ordinary income. Net realized long term capital gains, if any, are distributed annually, after utilization of any available capital loss carryovers. Distributions paid by the Funds, if any, with respect to Class A, Class B and Class C shares will be calculated in the same manner, at the same time, on the same day and will be in the same amount, except that the higher Rule 12b-1 fees applicable to Class B and Class C shares will be borne exclusively by such shares. The per share distributions on Class B and Class C shares will be lower than the per share distributions on Class A shares as a result of the higher Rule 12b-1 fees applicable to Class B and Class C shares.
     Shareholders receive distributions from investment income and capital gains in additional shares of the Fund and class owned by such shareholders at net asset value, without any sales charge, unless they elect otherwise. Each Fund sends to its shareholders no less than quarterly statements with details of any reinvested dividends.

TAXES
FEDERAL INCOME TAXATION
Each Fund is treated as a separate entity for federal income tax purposes. Each Fund (other than Funds which have not yet completed their first fiscal period) qualified during its last taxable year and each Fund intends to qualify during its current taxable year as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"). Each Fund also intends to take all other action required to ensure that no federal income taxes will be payable by the Fund and that the Fund can pay exempt-interest dividends.
     Distributions of net interest income from tax exempt obligations that are designated by a Fund as exempt-interest dividends are excludable from the gross income of the Fund's shareholders. Distributions paid from other interest income and from any net realized short-term capital gains are taxable to shareholders as ordinary income, whether received in cash or in additional shares. Distributions paid from long-term capital gains (and designated as such) are taxable as long-term capital gains for federal income tax purposes, whether received in cash or shares, regardless of how long a shareholder has held shares in a Fund.
     Exempt-interest dividends attributable to interest income on certain tax exempt obligations issued after August 7, 1986 to finance private activities are treated as an item of tax preference for purposes of computing the alternative minimum tax for individuals, estates and trusts. Each Fund may invest up to 20% of its total assets in securities which generate interest which is treated as an item of tax preference and subject to federal and state AMT, except that Minnesota Insured Fund may invest without limit in such securities and Minnesota Tax Free Fund may not invest in obligations which generate interest subject to federal and state AMT.
     The following is a summary of certain information regarding state taxation. See "Taxes" in the Statement of Additional Information.

ARIZONA STATE TAXATION
The portion of exempt-interest dividends that is derived from interest income on Arizona Tax Exempt Obligations is excluded from the Arizona taxable income of individuals, estates, trusts, and corporations. Dividends qualifying for federal income tax purposes as capital gain dividends are to be treated by shareholders as long-term capital gains under Arizona law.

CALIFORNIA STATE TAXATION
Individual shareholders of the California Funds who are subject to California personal income taxation will not be required to include in their California gross income that portion of their federally tax exempt dividends which a Fund clearly identifies as directly attributable to interest earned on California state or municipal obligations, and dividends which a Fund clearly identifies as directly attributable to interest earned on obligations of the United States, the interest on which is exempt from California personal income tax pursuant to federal law, provided that at least 50% of the value of the Fund's total assets consists of obligations the interest on which is exempt from California personal income taxation pursuant to federal or California law. Distributions to individual shareholders derived from interest on state or municipal obligations issued by governmental authorities in states other than California, short term capital gains and other taxable income will be taxed as dividends for purposes of California personal income taxation. Each Fund's long term capital gains for federal income tax purposes will be taxed as long term capital gains to individual shareholders of the Fund for purposes of California personal income taxation. Gain or loss, if any, resulting from an exchange or redemption of shares will be recognized in the year of the change or redemption.

COLORADO STATE TAXATION
To the extent that dividends are derived from interest income on Colorado Tax Exempt Obligations, such dividends will also be exempt from Colorado income taxes for individuals, trusts, estates, and corporations. Dividends qualifying for federal income tax purposes as capital gain dividends are to be treated by shareholders as long-term capital gains under Colorado law.

FLORIDA STATE TAXATION
Florida does not currently impose a tax on the income of individuals, and individual shareholders of the Florida Funds will thus not be subject to income tax in Florida on distributions from the Florida Funds or upon the sale of shares held in such Funds. Florida does, however, impose a tax on intangible personal property held by individuals as of the first day of each calendar year. Under a rule promulgated by the Florida Department of Revenue, shares in the Florida Funds will not be subject to the intangible property tax so long as, on the last business day of each calendar year, all of the assets of each Fund consist of obligations of the U. S. government and its agencies, instrumentalities and territories, and the State of Florida and its political subdivisions and agencies. If any Florida Fund holds any other types of assets on that date, then the entire value of the shares in such Fund (except for the portion of the value of the shares attributable to U. S. government obligations) will be subject to the intangible property tax. Each Florida Fund must sell any non exempt assets held in its portfolio during the year and reinvest the proceeds in exempt assets prior to December 31. Transaction costs involved in converting the portfolio's assets to such exempt assets would likely reduce the Florida Funds' investment return and might, in extraordinary circumstances, exceed any increased investment return such Fund's achieved by investing in non exempt assets during the year. Corporate shareholders in the Florida Funds may be subject to the Florida income tax imposed on corporations, depending upon the domicile of the corporation and upon the extent to which income received from such Fund constitutes "nonbusiness income" as defined by applicable Florida law.

IDAHO STATE TAXATION
The Idaho Fund has received a ruling from the Idaho Department of Revenue that provides that dividends paid by the Idaho Fund that are attributable to (i) interest earned on bonds issued by the State of Idaho, its cities and political subdivisions, and (ii) interest earned on obligations of the U.S. government or its territories and possessions will not be included in the income of Fund shareholders subject to either the Idaho personal income tax or the Idaho corporate franchise tax. All other dividends paid by the Idaho Fund will be subject to the Idaho personal or corporate income tax. Capital gain dividends qualifying as long term capital gains for federal tax purposes will be treated as long term capital gains for Idaho income tax purposes. Idaho taxes long term capital gains at the same rates as ordinary income, while imposing limitations on the deductibility of capital losses similar to those under federal law.

IOWA STATE TAXATION
The Iowa Fund has received a ruling from the Iowa Department of Revenue and Finance dated May 21, 1993 to the effect that dividends paid by the Iowa Fund that are attributable to (1) interest earned on bonds issued by the State of Iowa, its political subdivisions, agencies and instrumentalities, the interest on which is exempt from taxation by Iowa statute, and (2) interest earned on obligations of the U.S. government or its territories and possessions will not be included in the income of the Fund shareholders subject to either the Iowa personal or the Iowa corporate income tax, except in the case of shareholders that are financial institutions subject to the tax imposed by Iowa Code ss.
422.60. All other dividends paid by the Iowa Fund will be subject to the Iowa personal or corporate income tax. Capital gain dividends qualifying as long term capital gains for federal tax purposes will be treated as long term capital gains for Iowa income tax purposes.

KANSAS STATE TAXATION
Individuals, trusts, estates and corporations will not be subject to Kansas income tax on the portion of dividends derived from interest on obligations of Kansas and its political subdivisions issued after December 31, 1987, and interest on specified obligations of Kansas and its political subdivisions issued before January 1, 1988. The Fund intends to invest only in Kansas obligations the interest on which is excludable from Kansas taxable income. All remaining dividends (except for dividends, if any, derived from interest paid on obligations of the United States, its territories and possessions), including dividends derived from capital gains, will be includable in the taxable income of individuals, trusts, estates, and corporations. Dividends qualifying for federal income tax purposes as capital gain dividends are to be treated by shareholders as long term capital gains. Kansas taxes long term capital gains at the same rates as ordinary income, while restricting the deductibility of capital losses. Dividends received by shareholders will be exempt from the tax on intangibles imposed by certain counties, cities and townships.

MINNESOTA STATE TAXATION
Minnesota taxable net income is based generally on federal taxable income. The portion of exempt-interest dividends that is derived from interest income on Minnesota Tax Exempt Obligations is excluded from the Minnesota taxable net income of individuals, estates and trusts, provided that the portion of the exempt-interest dividends from such Minnesota sources paid to all shareholders represents 95 percent or more of the exempt-interest dividends paid by the respective Fund. Exempt-interest dividends are not excluded from the Minnesota taxable income of corporations and financial institutions. Dividends qualifying for federal income tax purposes as capital gain dividends are to be treated by shareholders as long-term capital gains. Minnesota has repealed the favorable treatment of long term capital gains, while retaining restrictions on the deductibility of capital losses. Exempt interest dividends subject to the federal alternative minimum tax will also be subject to the Minnesota alternative minimum tax imposed on individuals, estates and trusts.

MISSOURI STATE TAXATION
The portion of exempt interest dividends that is derived from interest on Missouri Tax Exempt Obligations is excluded from the taxable income of individuals, trusts, and estates and of corporations subject to the Missouri corporate income tax. All remaining dividends (except dividends attributable to interest on obligations of the United States, its territories and possessions), including dividends derived from capital gains, will be includable in the taxable income of individuals, trusts, estates and corporations. Dividends qualifying for federal income tax purposes as capital gain dividends are to be treated by shareholders as long term capital gains. Missouri taxes long term capital gains at the same rates as ordinary income, while restricting the deductibility of capital losses.

NEW MEXICO STATE TAXATION
The portion of exempt interest dividends that is derived from interest on New Mexico Tax Exempt Obligations is excluded from the taxable income of individuals, trusts, and estates, and of corporations subject to the New Mexico corporate income tax. The Fund will provide shareholders with an annual statement identifying income paid to shareholders by source. All remaining dividends (except for dividends, if any, derived from interest paid on obligations of the United States, its territories and possessions), including dividends derived from capital gains, will be includable in the taxable income of individuals, trusts, estates and corporations. Dividends qualifying for federal income tax purposes as capital gain dividends are to be treated by shareholders as long term capital gains. New Mexico taxes long term capital gains at the same rates as ordinary income, while restricting the deductibility of capital losses.

NORTH DAKOTA STATE TAXATION
North Dakota taxable income is based generally on federal taxable income. The portion of exempt interest dividends that is derived from interest income on North Dakota Tax Exempt Obligations is excluded from the North Dakota taxable income of individuals, estates, trusts and corporations. Exempt interest dividends are not excluded from the North Dakota taxable income of banks. Dividends qualifying for federal income tax purposes as capital gain dividends are to be treated by shareholders as long term capital gains under North Dakota law.

OREGON STATE TAXATION
The portion of exempt interest dividends that is derived from interest on Oregon Tax Exempt Obligations is excluded from the taxable income of individuals, trusts and estates. All remaining dividends (except for dividends, if any, derived from interest paid on obligations of the United States, its territories and possessions), including dividends derived from capital gains, will be includable in the taxable income of individuals, trusts and estates.
Furthermore, all dividends, including exempt interest dividends, will be includable in the taxable income of corporations subject to the Oregon corporation excise tax. Dividends qualifying for federal income tax purposes as capital gain dividends are to be treated by shareholders as long term capital gains. Oregon taxes long term capital gains at the same rates as ordinary income, while restricting the deductibility of capital losses.

UTAH STATE TAXATION
All exempt interest dividends, whether derived from interest on Utah Tax Exempt Obligations or the Tax Exempt Obligations of any other state, are excluded from the taxable income of individuals, trusts, and estates. Any remaining dividends (except for dividends, if any, derived from interest paid on obligations of the United States, its territories and possessions), including dividends derived from capital gains, will be includable in the taxable income of individuals, trusts, and estates. Furthermore, all dividends, including exempt interest dividends, will be includable in the taxable income of corporations subject to the Utah corporate franchise tax. Dividends qualifying for federal income tax purposes as capital gain dividends are to be treated by shareholders as long term capital gains. Utah taxes long term capital gains at the same rates as ordinary income, while restricting the deductibility of capital losses.

WASHINGTON STATE TAXATION
Washington   does  not  currently   impose  an  income  tax  on  individuals  or
corporations. Therefore, dividends paid to shareholders will not be subject to tax in Washington.

WISCONSIN STATE TAXATION
The Wisconsin Fund has received a ruling from the Wisconsin Department of Revenue dated July 7, 1993 to the effect that dividends paid by the Wisconsin Fund that are attributable to (1) interest earned on certain higher education bonds issued by the State of Wisconsin, certain bonds issued by the Wisconsin Housing and Economic Development authority, Wisconsin Housing Finance Authority bonds, and public housing authority bonds and redevelopment authority bonds issued by Wisconsin municipalities, the interest on which is exempt from taxation by Wisconsin statute, and (2) interest earned on obligations of the U.
S. government or its territories and possessions will not be included in the income of the Fund shareholders subject to the Wisconsin personal income tax. Capital gain dividends qualifying as long term capital gains for federal tax purposes will be treated as long term capital gains for Wisconsin income tax purposes.
     The foregoing discussion relates to federal and state taxation as of the date of the Prospectus. See "Taxes" in the Statement of Additional Information. Distributions from the Funds, including exempt-interest dividends, may be subject to tax in other states. This discussion is not intended as a substitute for careful tax planning. You are urged to consult your tax adviser with specific reference to your own tax situation.

INVESTMENT PERFORMANCE
--------------------------------------------------------------------------------

Advertisements and other sales literature for the Funds may refer to "yield," "taxable equivalent yield," "average annual total return" and "cumulative total return" and may compare such performance quotations with published indices and comparable quotations of other funds. Performance quotations are computed separately for Class A, Class B and Class C shares of the Funds. When a Fund advertises any performance information, it also will advertise its average annual total return as required by the rules of the Securities and Exchange Commission and will include performance data for Class A, Class B and Class C shares. All such figures are based on historical earnings and performance and are not intended to be indicative of future performance. Additionally, performance information may not provide a basis for comparison with other investments or other mutual funds using a different method of calculating performance. The investment return on and principal value of an investment in any of the Funds will fluctuate, so that an investor's shares, when redeemed, may be worth more or less than their original cost.
     The advertised yield of each Fund will be based on a 30-day period stated in the advertisement. Yield is calculated by dividing the net investment income per share deemed earned during the period by the maximum offering price per share on the last day of the period. The result is then annualized using a formula that provides for semiannual compounding of income.
     Taxable equivalent yield is calculated by applying the stated income tax rate only to that portion of the yield that is exempt from taxation. The tax exempt portion of the yield is divided by the number 1 minus the stated income tax rate (e.g., 1-28% = 72%). The result is then added to that portion of the yield, if any, that is not tax exempt.
     Average annual total return is the average annual compounded rate of return on a hypothetical $1,000 investment made at the beginning of the advertised period. In calculating average annual total return, the maximum sales charge is deducted from the hypothetical investment and all dividends and distributions are assumed to be reinvested.
     Cumulative total return is calculated by subtracting a hypothetical $1,000 payment to the Fund from the ending redeemable value of such payment (at the end of the relevant advertised period), dividing such difference by $1,000 and multiplying the quotient by 100. In calculating ending redeemable value, all income and capital gain distributions are assumed to be reinvested in additional Fund shares and the maximum sales load is deducted.
     In addition to advertising total return and yield, comparative performance information may be used from time to time in advertising the Funds' shares, including data from Lipper Analytical Services, Inc. and Morningstar.
     For Fund performance information and daily net asset value quotations, investors may call 612-376-7010 or 800-525-6584. For additional information regarding the calculation of a Fund's yield, taxable equivalent yield, average annual total return and cumulative total return, see "Calculation of Performance Data" in the Statement of Additional Information.

GENERAL INFORMATION
--------------------------------------------------------------------------------

Each Fund sends to its shareholders six-month unaudited and annual audited financial statements.
     The shares of the Funds constitute separate series of the parent entities listed below. Certain of these parent entities are organized as Minnesota corporations, and the shares of the series thereof are transferable common stock, $.01 par value per share, of such corporations. Other parent entities are organized as business trusts under the laws of the Commonwealth of
Massachusetts, and the shares of the series thereof represent transferable common shares of beneficial interest. All shares of each corporation and, subject to the statement below regarding shareholder liability, of each trust, are non assessable and fully transferable when issued and paid for in accordance with the terms thereof and possess no cumulative voting, preemptive or conversion rights. The Board of each corporation and trust is empowered to issue other series of common stock or common shares of beneficial interest without shareholder approval. Set forth below is a listing of the parent entities and constituent series, form of organization and date of organization of the parent.

------------------------------------------------------------------------------------------
PARENT                                     FORM OF ORGANIZATION          DATE ORGANIZED
------------------------------------------------------------------------------------------
VOYAGEUR TAX FREE FUNDS, INC.              Minnesota Corporation         November 10, 1993
Minnesota Tax Free
North Dakota Tax Free

VOYAGEUR INTERMEDIATE TAX FREE FUNDS, INC. Minnesota Corporation         July 11, 1985
Arizona Limited Term Tax Free
California Limited Term Tax Free
Colorado Limited Term Tax Free
Minnesota Limited Term Tax Free
National Limited Term Tax Free

VOYAGEUR INSURED FUNDS, INC.               Minnesota Corporation         January 6, 1987
Arizona Insured Tax Free
Colorado Insured Tax Free
Minnesota Insured
National Insured Tax Free

VOYAGEUR INVESTMENT TRUST                  Massachusetts Business Trust  November 16, 1993
California Insured Tax Free
Florida Insured Tax Free
Florida Tax Free
Kansas Tax Free
Missouri Insured Tax Free
New Mexico Tax Free
Oregon Insured Tax Free
Utah Tax Free
Washington Insured Tax Free

VOYAGEUR INVESTMENT TRUST II               Massachusetts Business Trust  November 16, 1993
Florida Limited Term Tax Free

VOYAGEUR MUTUAL FUNDS, INC.                Minnesota Corporation         April 14, 1993
Arizona Tax Free
California Tax Free
Idaho Tax Free
Iowa Tax Free
Wisconsin Tax Free
National Tax Free

VOYAGEUR MUTUAL FUNDS II, INC.             Minnesota Corporation         January 13, 1987
Colorado Tax Free
------------------------------------------------------------------------------------------

     The Funds currently offer their shares in multiple classes, each with different sales arrangements and bearing different expenses. Class A, Class B and Class C shares each represent interests in the assets of the respective Funds and have identical voting, dividend, liquidation and other rights on the same terms and conditions except that expenses related to the distribution of each class are borne solely by such class and each class of shares has exclusive voting rights with respect to provisions of a Fund's Rule 12b-1 distribution plan which pertain to a particular class and other matters for which separate class voting is appropriate under applicable law.
     Fund shares are freely transferable, subject to applicable securities laws, are entitled to dividends as declared by the Board, and, in liquidation of a Fund, are entitled to receive the net assets, if any, of such Fund. The Funds do not generally hold annual meetings of shareholders and will do so only when required by law. Shareholders may remove Board members from office by votes cast in person or by proxy at a meeting of shareholders or by written consent and, in accordance with Section 16 of the 1940 Act, the Board shall promptly call a meeting of shareholders for the purpose of voting upon the question of removal of any Board member when requested to do so by the record holders of not less than 10% of the outstanding shares. Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Funds organized as Massachusetts business trusts. However, each Declaration of Trust contains an express disclaimer of shareholder liability for acts or obligations of such Funds and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by such Funds or the trustees. The Declaration of Trust further provides for indemnification out of the assets and property of a Fund for all loss and expense of any shareholder held personally liable for the obligations of such Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which a Fund would be unable to meet its obligations. Each Fund organized as a series of a Massachusetts business trust believes that the likelihood of such circumstances is remote.
     Each share of a series has one vote irrespective of the relative net asset value of the shares. On some issues, such as the election of Board members, all shares of a corporation or trust vote together as one series of such corporation or trust. On an issue affecting only a particular series or class, the shares of the affected series or class vote as a separate series or class. An example of such an issue would be a fundamental investment restriction pertaining to only one series. In voting on the Investment Advisory Agreements, approval by the shareholders of a particular series is necessary to make such agreement effective as to that series.
         The assets received by a corporation or trust for the issue or sale of shares of each series or class thereof, and all income, earnings, profits and proceeds thereof, subject only to the rights of creditors, are allocated to such series, and in the case of a class, allocated to such class, and constitute the underlying assets of such series or class. The underlying assets of each series or class thereof, are required to be segregated on the books of account, and are to be charged with the expenses in respect to such series or class thereof, and with a share of the general expenses of such corporation or trust. Any general expenses of a corporation or trust not readily identifiable as belonging to a particular series or class shall be allocated among the series or classes thereof, based upon the relative net assets of the series or class at the time such expenses were accrued. Each corporation's Articles of Incorporation and trust's Declaration of Trust limit the liability of the respective Board members to the fullest extent permitted by law. For a further discussion of the above matters, see "Additional Information" in the Statement of Additional Information.
     In the opinion of the staff of the Securities and Exchange Commission, the use of this combined Prospectus may possibly subject all of the Funds to a certain amount of liability for any losses arising out of any statement or omission in this Prospectus regarding a particular Fund. In the opinion of the Funds' executive officers, however, the risk of such liability is not materially increased by the use of a combined Prospectus.

NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS (AND/OR IN THE STATEMENT OF ADDITIONAL INFORMATION REFERRED TO ON THE COVER PAGE OF THIS PROSPECTUS), AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUNDS OR VOYAGEUR FUND DISTRIBUTORS, INC. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN THE STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.


                            MACKENZIE SERIES TRUST


                         MACKENZIE FLORIDA LIMITED TERM
                                 MUNICIPAL FUND

                        Supplement Dated January 1, 1996
                      to Prospectus Dated October 27, 1995

The tenth sentence of the paragraph under "Organization of the Fund" on page 6 is modified as follows:
Each class of shares has a different 12b-1 distribution policy and bears different distribution fees.

The second sentence of the paragraph under "Transfer Agent" on page 6 is replaced in its entirety as follows:
For transfer agency and shareholder services, the Fund pays MIISC a fee of $20.75 per open account. The Fund also pays MIISC a fee of $4.36 for each account that is closed and reimburses MIISC monthly for out-of-pocket expenses. Certain Broker/Dealers that maintain shareholder accounts with the Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by MIISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. As compensation for these services, MIISC pays the Broker/Dealer a similar open account fee for each account within the omnibus account, or a fixed rate (eg., .10%) based on the average daily net asset value of the omnibus account (or a combination thereof).

The second paragraph under "Dividends and Taxes" on page 7 is deleted in its entirety.

The first sentence of the third paragraph under "Dividends and Taxes" on page 7 is modified as follows:
The Fund intends to declare and pay monthly any dividends from net investment income (to the extent not previously distributed) on both classes of Fund shares, based on their relative net asset values.

The second paragraph under "Purchase of Class A Shares at Net Asset Value" on page 11 is modified as follows:
Officers and Trustees of the Trust (and their relatives), MIMI, Ivy Management, Inc. (which is a wholly owned subsidiary of MIMI) and Mackenzie Financial Corporation (of which MIMI is a subsidiary) and their officers, directors, employees and retired employees (and their relatives), and legal counsel and independent accountants (and their relatives) may buy Class A shares of the Fund without an initial sales charge or contingent deferred sales charge.


                               [LOGO IVY FUNDS]
                          Via Mizner Financial Plaza
                            700 S. Federal Highway
                          Boca Raton, Florida 33432
                                1-800-456-5111




MFLTMF-16-196

October 27, 1995                                                [LOGO MACKENZIE]

MACKENZIE
FLORIDA
LIMITED TERM
MUNICIPAL
FUND

-----------
PROSPECTUS
-----------

Mackenzie Investment
Management Inc.
Via Mizner Financial
Plaza
700 South Federal Hwy.
Boca Raton, FL 33432
1-800-456-5111

[PICTURE]

      Mackenzie Series Trust (the "Trust") is a registered investment company currently consisting of five separate investment portfolios. One portfolio of the Trust, Mackenzie Florida Limited Term Municipal Fund (the "Fund"), is described in this Prospectus.

      This Prospectus sets forth concisely the information about the Fund that a prospective investor should know before investing and should be read carefully and retained for future reference. Additional information about the Fund is contained in the Statement of Additional Information ("SAI") for the Fund, which is incorporated by reference into this Prospectus. The SAI, dated October 27, 1995, has been filed with the Securities and Exchange Commission ("SEC") and is available upon request and without charge from the Trust at the Distributor's address and telephone number provided below.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

Schedule of Fees.............................2
Expense Data Table...........................2
The Fund's Financial Highlights..............3
Investment Objective and Policies............4
Investment Techniques and Risk Factors.......4
Organization of the Fund.....................6
Investment Manager ..........................6
Administrator ...............................6
Fund Accounting..............................6
Transfer Agent ..............................6
Distributor .................................6
Dividends and Taxes..........................7
Performance Data ............................7
Alternative Purchase Arrangements............8
Factors to Consider in Choosing an
  Alternative................................8
How to Buy Shares ...........................8
How Your Purchase Price is Determined........9
How the Fund Values its Shares...............9
Initial Sales Charge--Class A Shares........10
Contingent Deferred Sales Charge--Class
  A Shares .................................10
Waiver of Contingent Deferred Sales Charge..10
Qualifying for a Reduced Sales Charge.......10
Rights of Accumulation .....................10
Letter of Intent............................10
Purchases of Class A Shares At Net
  Asset Value ..............................11
Contingent Deferred Sales Charge
  Alternative--Class B Shares...............11
   Conversion of Class B Shares.............12
   Waiver of Contingent Deferred Sales
     Charge.................................12
Arrangements with Broker/Dealers
 and Others.................................12
How to Redeem Shares........................12
Minimum Account Balance Requirements .......13
Signature Guarantees .......................13
Choosing a Distribution Option..............13
Tax Identification Number...................14
Certificates ...............................14
Exchange Privilege .........................14
Reinvestment Privilege......................15
Systematic Withdrawal Plan .................15
Automatic Investment Method.................15
Consolidated Account Statements.............15
Shareholder Inquiries.......................15


 BOARD OF TRUSTEES                     OFFICERS                               TRANSFER AGENT                   INVESTMENT
John S. Anderegg, Jr.         Michael G. Landry, President                Mackenzie Ivy Investor                 MANAGER
  Paul H. Broyhill          Keith J. Carlson, Vice President                   Services Corp.             Mackenzie Investment
  Stanley Channick               C. William Ferris                             P.O. Box 3022                 Management Inc.
Frank W. DeFriece, Jr.           Secretary/Treasurer                     Boca Raton, FL 33431-0922           Boca Raton, FL
   Roy J. Glauber                                                             1-800-777-6472
 Michael G. Landry                                                                                             DISTRIBUTOR
Joseph G. Rosenthal                  CUSTODIAN                                  AUDITORS                    Mackenzie Ivy Funds
 J. Brendan Swan            Brown Brothers Harriman & Co.                Coopers & Lybrand L.L.P.           Distribution, Inc.
                                    Boston, MA                             Ft. Lauderdale, FL           Via Mizner Financial Plaza
  LEGAL COUNSEL                                                                                          700 South Federal Highway
Dechert Price & Rhoads                                                                                      Boca Raton, FL 33432
   Boston, MA                                                                                                   1-800-456-5111

SCHEDULE OF FEES

                        SHAREHOLDER TRANSACTION EXPENSES

                                                  CLASS A           CLASS B
                                                  -------           -------
Maximum sales load imposed on purchases
  (as a percentage of offering
  price at time of purchase)....................  3.00%*             None
Maximum contingent deferred sales charge (as
  a percentage of original purchase price)......  None**             3.00%***
The Fund has no sales load on reinvested
  dividends, no redemption fees and no exchange
  fees

 * Class A shares of the Fund may be purchased under a variety of plans that provide for the reduction or elimination of the sales charge. See "Alternative Purchase Arrangements" for more information.
 ** A contingent deferred sales charge may apply to the redemption of Class A shares that are purchased without an initial sales charge. See "Purchases of Class A Shares at Net Asset Value" and "Contingent Deferred Sales Charge--Class A Shares."
*** The maximum contingent deferred sales charge on Class B shares applies to redemptions during the first year after purchase. The charge declines to 2 1/2% during the second year; 2% during the third year; 1 1/2% during the fourth year; 1% during the fifth year; and 0% in the sixth year and thereafter.

EXPENSE DATA TABLE

                                                          CLASS A       CLASS B
                                                          -------       -------
Annual Fund Operating Expenses (as a percentage
  of average daily net assets):
Management Fees After Expense Reimbursements (1)........    0.00%         0.00%
12b-1 Service/Distribution Fees.........................    0.25%         0.75% (2)
Other Expenses..........................................    0.64%         0.64%
                                                            ----          ----
Total Fund Operating Expenses (3).......................    0.89%         1.39%
                                                            ====          ====


(1) Management Fees for both Class A and Class B shares of the Fund reflect expense reimbursements (see note (3) below). Without the expense reimbursement, Management Fees would have been 0.55% of aveage daily net assets.
(2) Long-term investors may, as a result of the Fund's 12b-1 fees, pay more than the economic equivalent of the maximum front-end sales charge permitted by the Rules of Fair Practice of the National Association of Securities Dealers, Inc.
(3) Mackenzie Investment Management Inc. ("MIMI") voluntarily limits the Fund's Total Fund Operating Expenses (excluding taxes, 12b-1 fees, brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses) to an annual rate of 0.64% of the Fund's average daily net assets. Without expense reimbursements, Total Fund Operating Expenses for Class A and B shares would have been 2.09% and 2.59%, respectively. MIMI, as investment adviser, has reserved the right to terminate or revise this expense limitation at any time.

                                    EXAMPLE
                                 CLASS A SHARES

     You would pay the following expenses on a $1,000 investment in the Fund, assuming (1) 5% annual return and (2) redemption at the end of each time period:

         1 YEAR      3 YEARS     5 YEARS    10 YEARS
         ------      -------     -------    --------
         $39(1)        $58         $78        $136

      These figures assume that the current voluntary expense limitation is in place for each of the time periods indicated. MIMI, as investment adviser, has reserved the right to terminate or revise this expense limitation at any time, which may affect the results in years one, three, five and ten in the preceding Example. If the voluntary expense limitation is terminated, the Fund's Class A expenses for the one-, three-, five- and ten-year periods are estimated to be $51, $94, $139 and $265, respectively.

(1) Assumes deduction of the maximum 3.00% initial sales charge at the time of purchase and no deduction of a contingent deferred sales charge at the time of redemption.


                                EXAMPLE (1 OF 2)
                                 CLASS B SHARES

     You would pay the following expenses on a $1,000 investment in the Fund, assuming (1) 5% annual return and (2) redemption at the end of each time period:

         1 YEAR      3 YEARS     5 YEARS   10 YEARS(4)
         ------      -------     -------   -----------
         $44(1)       $64(2)     $86(3)      $153

      These figures assume that the current voluntary expense limitation is in place for each of the time periods indicated. MIMI, as investment adviser, has reserved the right to terminate or revise this expense limitation at any time, which may affect the results in years one, three, five and ten in the preceding Example. If the voluntary expense limitation is terminated, the Fund's Class B expenses for the one, three, five and ten year periods are estimated to be $56, $101, $148 and $280, respectively.

                               EXAMPLE (2 OF 2)
                                CLASS B SHARES

     You would pay the following expenses on a $1,000 investment in the Fund, assuming (1) 5% annual return and (2) no redemption:

          1 YEAR      3 YEARS     5 YEARS   10 YEARS(4)
          ------      -------     -------   -----------
           $14          $44        $76         $153

     These figures assume that the current voluntary expense limitation is in place for each of the time periods indicated. MIMI, as investment adviser, has reserved the right to terminate or revise this expense limitation at any time, which may affect the results in years one, three, five and ten in the preceding Example. If the voluntary expense limitation is terminated, the Fund's Class B expenses for the one, three, five and ten year periods are estimated to be $26, $81, $138 and $280, respectively.

(1) Assumes deduction of a 3% contingent deferred sales charge at the time of redemption.
(2) Assumes deduction of a 2% contingent deferred sales charge at the time of redemption.
(3) Assumes deduction of a 1% contingent deferred sales charge at the time of redemption.
(4) Ten-year figures assume conversion of Class B shares to Class A shares at the end of the eighth year and, therefore, reflect Class A expenses for years nine and ten.

     The purpose of the foregoing tables is to provide an investor with an understanding of the expenses that an investor in the Fund will bear, directly or indirectly. The Examples assume reinvestment of all distributions and that the percentage amounts under "Total Fund Operating Expenses" remain the same each year. The assumed annual return of 5% is required by applicable law to be applied by all investment companies and is used for illustrative purposes only. THIS ASSUMPTION IS NOT A PROJECTION OF FUTURE PERFORMANCE. THE ACTUAL EXPENSES FOR THE FUND MAY BE HIGHER OR LOWER THAN THE ESTIMATES GIVEN.

     Except as set forth in the Fund's Financial Highlight Table below, the percentages expressing annual fund operating expenses are based on amounts incurred during the fiscal year ended June 30, 1995. The information in the tables does not reflect the charge of $10.00 per transaction that would apply if a shareholder makes a request to have redemption proceeds wired to his or her bank account. For a more detailed discussion of the Fund's fees and expenses, see the following sections of the Prospectus: "Organization of the Fund," "Initial Sales Charge Alternative - Class A Shares," "Contingent Deferred Sales Charge Alternative - Class B Shares," and "How to Buy Shares," and the following section of the SAI: "Investment Advisory and Other Services."

THE FUND'S FINANCIAL HIGHLIGHTS

      The following information through the year ended June 30, 1995 has been audited by Coopers & Lybrand L.L.P., independent accountants. The report of Coopers & Lybrand L.L.P. on the Fund's financial statements appears in the Fund's Annual Report to shareholders. The Fund's Annual Report, which is incorporated by reference into the SAI, contains further information about, and management's discussion of, the Fund's performance, and is available to shareholders upon request and without charge. The information presented below should be read in conjunction with the financial statements and notes thereto.


                                                                CLASS A
                                                       ---------------------------
                                                       FOR THE     FOR THE PERIOD
                                                         YEAR       APRIL 1, 1994
                                                         ENDED      (COMMENCEMENT)
                                                        JUNE 30,     TO JUNE 30,
                                                        --------     -----------
                                                          1995          1994
                                                          ----          ----
SELECTED PER SHARE DATA
Net asset value, beginning of period                     $10.10        $10.00*
                                                         ------        ------
   Income from investment operations
   Net investment income (a) ..........................      47           .11
   Net gain on investments (both realized and
     unrealized)                                            .13           .10
                                                         ------        ------
         Total from investment operations                   .60           .21
                                                         ------        ------
   Less distributions from:
   Net investment income...............................     .47           .11
   Net capital gain....................................     .07            --
                                                         ------        ------
          Total distributions..........................     .54           .11
                                                         ------        ------
Net asset value, end of period.........................  $10.16        $10.10
                                                         ======        ======
Total return (%).......................................    6.14(b)       2.12(c)

RATIOS/SUPPLEMENTAL DATA

Net assets, end of period (in thousands)...............  $4,166        $2,331
Ratio of expenses to average daily net assets:
   With expense reimbursement(%).......................     .89           .89(d)
   Without expense reimbursement(%)....................    2.09          2.87(d)
Ratio of net investment income to average daily net
  assets (%)(a)........................................    4.56          4.40(d)
Portfolio turnover rate(%).............................     164             0


                                                                CLASS B
                                                       ---------------------------
                                                        FOR THE    FOR THE PERIOD
                                                         YEAR       APRIL 1, 1994
                                                         ENDED      (COMMENCEMENT)
                                                        JUNE 30,     TO JUNE 30,
                                                        --------     -----------
                                                          1995          1994
                                                          ----          ----
SELECTED PER SHARE DATA

Net asset value, beginning of period...................  $10.10        $10.00
                                                         ------        ------
   Income from investment operations
   Net investment income(a)............................     .42           .10
   Net gain on investments (both realized and
     unrealized).......................................     .13           .10
                                                         ------        ------
         Total from investment operations..............     .55           .20
                                                         ------        ------
   Less distributions from:
   Net investment income...............................     .42           .10
   Net capital gain....................................     .07            --
                                                         ------        ------
         Total distributions...........................     .49           .10
                                                         ------        ------
Net asset value, end of period.........................  $10.16        $10.10
                                                         ======        ======
Total return (%).......................................    5.61(b)       2.01(c)

RATIOS/SUPPLEMENTAL DATA
Net assets, end of period (in thousands)...............  $2,305        $1,553
Ratio of expenses to average daily net assets:
   With expense reimbursement(%).......................    1.39          1.39(d)
   Without expense reimbursement(%)....................    2.59          3.37(d)
Ratio of net investment income to average daily net
   assets(%)(a)........................................    4.06          3.90(d)
Portfolio turnover rate(%).............................     164             0


(a) Net investment income is net of expenses reimbursed by MIMI.
(b) Total return does not reflect a sales charge.
(c) Total return represents aggregate total return and does not reflect a sales charge.
(d) Annualized.

*  Price at inception excludes sales charge.

 INVESTMENT OBJECTIVE AND POLICIES
      The Fund's investment objective is fundamental and may not be changed without the approval of a majority of the outstanding voting shares of the Fund. Except for the Fund's investment objective and those investment restrictions specifically identified as fundamental, all investment policies and practices described in this Prospectus and in the SAI are non-fundamental, and may be changed by the Trustees without shareholder approval. There can be no assurance that the Fund's objective will be met. The different types of securities and investment techniques used by the Fund involve varying degrees of risk. For more information about the particular risks associated with each type of investment, see "Investment Techniques and Risk Factors," below, and the SAI.

      The Fund seeks a high a level of interest income exempt from Federal income taxes as is consistent with the preservation of shareholders' capital. The Fund attempts to achieve this objective by investing primarily in tax-exempt limited term municipal securities exempt from both regular Federal income taxes, in the opinion of bond counsel, to the issuer, and Florida intangible personal property taxes. As a fundamental policy, at least 80% of the Fund's net assets will be invested, during normal market conditions, in debt obligations issued by or on behalf of the State of Florida and its political subdivisions (agencies, authorities and instrumentalities), and the governments of Puerto Rico, the U.S. Virgin Islands and Guam, the interest on which is exempt from regular Federal income tax and is not a tax preference item under the Federal alternative minimum tax, and the value of which is exempt from Florida intangible personal property taxes ("Florida municipal securities"). The Fund will not invest more than 5% of its net assets in obligations of each of the U.S. Virgin Islands and Guam, but may invest without limit in obligations of Puerto Rico. The Fund ordinarily does not intend to realize investment income from securities other than Florida municipal securities. However, to the extent that Florida municipal securities are not readily available for investment by the Fund, the Fund may invest more that 20% of its net assets in securities other than Florida municipal securities, the interest on which is, in the opinion of bond counsel to the issuer, exempt from Federal income tax ("non-Florida municipal securities"). The Fund will attempt to manage its investments in non-Florida municipal securities to minimize, to the extent possible, the likelihood that such investments may result in shares of the Fund being subject to the Florida intangible personal property tax. The Fund expects to maintain a dollar-weighted average portfolio maturity of three to six years and will only purchase instruments with remaining maturities of ten years or less. If the Fund invests solely in assets that are exempt from the Florida intangible personal property tax, including Florida municipal securities and U.S. Government obligations, the value of its shares will also be exempt from this tax.

      The Fund is classified as "non-diversified" within the meaning of the Investment Company Act of 1940, as amended (the "Act"), which means that the Fund is not limited by the Act in the proportion of its assets that it may invest in the obligations of a single issuer. However, the Fund's investments will be limited so as to qualify it as a "regulated investment company" for purposes of the Internal Revenue Code of 1986, as amended (the "Code"). Toward this end, the Trust will limit the Fund's investments so that at the close of each quarter of the taxable year (i) not more than 25% of the market value of the Fund's total assets will be invested in the securities of a single issuer, and (ii) with respect to 50% of the market value of its total assets, not more than 5% of the market value of its total assets will be invested in the securities of a single issuer and the Fund will not own more than 10% of the outstanding voting securities of a single issuer. A fund that elects to be classified as "diversified" under the Act must satisfy the foregoing 5% and 10% requirements with respect to 75% of its total assets.

      The Fund's portfolio will be actively managed in the pursuit of its objective, and therefore may have higher portfolio turnover than that of other funds with similar objectives. Portfolio turnover may result in the realization of taxable capital gains, which are not tax-exempt when distributed to shareholders. See "Portfolio Turnover" in the SAI for further information about portfolio turnover and portfolio transactions.

INVESTMENT TECHNIQUES AND RISK FACTORS

      DEBT SECURITIES IN GENERAL: Investment in debt securities, including municipal securities, involves both interest rate and credit risk. Generally, the value of debt instruments rises and falls inversely with interest rates. As interest rates decline, the value of debt securities generally increases. Conversely, rising interest rates tend to cause the value of debt securities to decrease. Bonds with longer maturities generally are more volatile than bonds with shorter maturities. The market value of debt securities also varies according to the relative financial condition of the issuer. In general, lower-quality bonds offer higher yields due to the increased risk that the issuer will be unable to meet its obligations on interest or principal payments at the time called for by the debt instrument.

      MUNICIPAL SECURITIES: Municipal securities are debt obligations that generally have a maturity at the time of issue that exceeds one year and are issued to obtain funds for various public purposes. The two principal classifications of municipal bonds are "general obligation" and "revenue" bonds, including industrial development bonds or private activity bonds. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable only from the revenues derived from a particular facility or class of facilities, or, in some cases, from the proceeds of a special excise or specific revenue source. Industrial development bonds or private activity bonds are issued by or on behalf of public authorities to obtain funds for privately-operated facilities and are in most cases revenue bonds that do not carry the pledge of the full faith and credit of the issuer of such bonds, but depend for payment on the ability of the industrial user to meet its obligations (or on any property pledged as security).

      The interest on municipal securities is wholly exempt from Federal income tax, in the opinion of bond counsel, to the issuers at the time of issuance. Interest on certain municipal securities (including certain industrial development bonds which are specified private activity bonds, as defined in the Code, issued after August 7, 1986), while exempt from regular Federal income tax, is a preference item for the purpose of the Federal alternative minimum tax. Where a regulated investment company receives such interest, a proportionate share of any exempt-interest dividend paid by the investment company will be treated as such a preference item to shareholders. Interest on Florida municipal securities is exempt from regular Federal income tax and is not a preference item under the Federal alternative minimum tax. Under normal conditions, the Fund will invest no more than 20% of its net assets (calculated at market value at the time of each investment) in obligations the interest from which gives rise to a preference item for the purpose of the alternative minimum tax.

      Certain municipal securities that the Fund may purchase bear interest at rates that are not fixed, but that vary with changes in specified market rates or indices (such as a Federal Reserve composite index). Such securities may also carry a demand feature that would permit the holder to tender them back to the issuer at par value prior to maturity, and may include participation interests in variable rate tax-exempt municipal securities (expected to be primarily in industrial development bonds) owned by banks. A participation interest gives the Fund an undivided interest in the municipal securities in the proportion that the Fund's participation interest bears to the total principal amount of the municipal security and provides the demand purchase feature described above. Each participation is backed by an irrevocable letter of credit or guarantee of a bank that MIMI has determined meets the prescribed investment quality standards for the Fund. The Fund has the right to sell the instrument back to the bank and draw on the letter of credit on demand, on seven days notice, for all or any part of the full principal amount of the Fund's participation interest in the industrial development bond, plus accrued interest. To the extent these securities are illiquid, the Fund will limit its investments in these and all other illiquid securities to not more than 10% of its net assets (calculated at market value at the time of each investment).

     The Fund may purchase (i) municipal securities that are backed by the full faith and credit of the United States Government; (ii) notes rated MIG-1 or MIG-2 by Moody's Investor Services, Inc. ("Moody's") or AAA, AA, A, SP-1 or SP-2 by Standard & Poor's Corporation ("S&P"); (iii) municipal bonds rated Aaa, Aa or A by Moody's or AAA, AA, or A by S&P; (iv) other types of municipal securities, provided that such obligations are rated A-1 or A-2 by S&P or Prime-1 or Prime-2 by Moody's; and (v) municipal securities that are themselves unrated, but either are issued by an entity that has other municipal securities outstanding that meet one of the minimum rating requirements listed above, or are of equivalent investment quality as determined by MIMI pursuant to guidelines established and maintained in good faith by the Board of Trustees. A description of the ratings of Moody's and S&P is contained in the SAI.

     The Fund may invest without limit in municipal securities with similar risk characteristics, such as municipal securities issued by issuers located in the same geographic region, and municipal securities (other than those issued by non-governmental issuers) that derive interest payments from revenues of similar projects (for example, electric utility systems, hospitals and other health care facilities, airport revenue obligations, or housing finance agencies). As a result, the Fund's portfolio of investments may be more susceptible to adverse political, economic or regulatory developments than a portfolio of securities that is more diversified.

     SPECIAL CONSIDERATIONS RELATING TO FLORIDA MUNICIPAL SECURITIES: Florida's economy has typically performed better than the nation's, due in large part to Florida's strong population growth. Since 1985, the job creation rate for Florida has almost doubled the rate for the nation as a whole and, over the years, Florida's personal income has been growing at a strong pace and has generally outperformed that of other states. Under the Florida Constitution, the state budget as a whole and each separate fund within the state budget is required to be kept in balance from currently available revenues each fiscal year. Florida is not authorized by law to issue obligations to fund governmental operations. Because Florida lacks an income tax, it relies principally on revenues generated by the state sales and use tax. The lack of an income tax subjects state tax collections to greater volatility than would otherwise be the case and, in the event of an economic downturn in its economy, could affect Florida's ability to pay principal and interest in a timely manner. In addition, investments in obligations of the government of Puerto Rico require a careful assessment of certain risk factors, including its reliance on substantial Federal assistance and favorable tax programs, above-average levels of unemployment and low wealth levels, and susceptibility to adverse shifts in energy prices as well as U.S. foreign trade/monetary policies. Additional financial considerations relating to the risks associated with investing in Florida and Puerto Rico debt securities are described in the SAI.

     U.S. GOVERNMENT SECURITIES: The Fund may invest in U.S. Government securities. U.S. Government securities are obligations of, or guaranteed by, the U.S. Government, its agencies or instrumentalities. Securities guaranteed by the U.S. Government include: (1) direct obligations of the U.S. Treasury (such as Treasury bills, notes, and bonds) and (2) Federal agency obligations guaranteed as to principal and interest by the U.S. Treasury (such as GNMA certificates, which are mortgage-backed securities). When such securities are held to maturity, the payment of principal and interest is unconditionally guaranteed by the U.S. Government, and thus they are of the highest possible credit quality. U.S. Government securities that are not held to maturity are subject to variations in market value caused by fluctuations in interest rates.

     Mortgage-backed securities are securities representing part ownership of a pool of mortgage loans. Although the mortgage loans in the pool will have maturities of up to 30 years, the actual average life of the loans typically will be substantially less because the mortgages will be subject to normal principal amortization and may be prepaid prior to maturity. In periods of falling interest rates, the rate of prepayment tends to increase, thereby shortening the actual average life of the security. Conversely, rising interest rates tend to decrease the rate of prepayment, thereby lengthening the security's actual average life. Since it is not possible to predict accurately the average life of a particular pool, and because prepayments are reinvested at current rates, the market value of mortgage-backed securities may decline during periods of declining interest rates.

     CORPORATE DEBT SECURITIES: Bonds rated Aaa by Moody's and AAA by S&P are of the highest quality, carrying the smallest degree of investment risk. Bonds rated Aa by Moody's and AA by S&P are also considered very high quality, rating lower than the best bonds because margins of protection may not be as large or fluctuation of protective elements may be of greater amplitude.

     BANKING INDUSTRY AND SAVINGS AND LOAN OBLIGATIONS: The Fund may invest in bank obligations, which may include certificates of deposit, bankers' acceptances, and other short-term debt obligations. Investments in certificates of deposit and bankers' acceptances are limited to obligations of (i) banks having total assets in excess of $1 billion, and (ii) other banks if the principal amount of such obligation is fully insured by the Federal Deposit Insurance Corporation ("FDIC") (currently up to $100,000). Investments in certificates of deposit of savings associations are limited to obligations of federally or state chartered institutions that have total assets in excess of $1 billion and whose deposits are insured by the FDIC.

     COMMERCIAL PAPER: Commercial paper represents short-term unsecured promissory notes issued in bearer form by bank holding companies, corporations and finance companies. Investments in commercial paper are limited to obligations rated Prime-1 by Moody's or A-1 by S&P or, if not rated by Moody's or S&P, issued by companies having an outstanding debt issue currently rated Aaa or Aa by Moody's or AAA or AA by S&P.

     REPURCHASE AGREEMENTS: Repurchase agreements are agreements under which the Fund buys a money market instrument and obtains a simultaneous commitment from the seller to repurchase the instrument at a specified time and at an agreed upon yield. The Fund will not enter into a repurchase agreement with more than seven days to maturity if, as a result, more than 10% of the Fund's net assets (calculated at market value at the time of each investment) would be invested in illiquid securities including such repurchase agreements. The Fund may enter into repurchase agreements with banks or broker/dealers deemed to be creditworthy by MIMI under guidelines approved by the Board of Trustees. In the unlikely event of failure of the executing bank or broker/dealer, the Fund could experience some delay in obtaining direct ownership of the underlying collateral and might incur a loss if the value of the security should decline, as well as costs in disposing of the security.

     BORROWING: As a matter of fundamental policy, the Fund may borrow from a bank up to a limit of 10% of its total assets (calculated at market value at the time of the borrowing), but only for temporary or emergency purposes. Borrowing may exaggerate the effect on the Fund's net asset value of any increase or decrease in the value of the Fund's portfolio securities. Money borrowed will be subject to interest costs (which may include commitment fees and/or the cost of maintaining minimum average balances).

     TAXABLE FIXED INCOME OBLIGATIONS: Under normal market conditions, the Fund may invest up to 20% of its net assets in taxable fixed income obligations. For temporary defensive purposes, the Fund may invest without limit in such securities. Taxable investments of the Fund may consist of obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities, com-mercial paper, corporate obligations rated Aaa or Aa by Moody's or AAA or AA by S&P, certificates of deposit or bankers' acceptances or other short-term obligations of domestic banks or thrifts, or repurchase agreements with banks or broker/dealers.

      OTHER INVESTMENT TECHNIQUES: The Fund may make commitments to purchase municipal obligations on a "when-issued" or firm commitment basis. The Fund may also acquire third party puts or stand by commitments to enable the Fund to improve its portfolio liquidity by providing a ready market for certain municipal securities at an acceptable price.

ORGANIZATION OF THE FUND

      The Fund is organized as a separate portfolio of the Trust, an open-end management investment company organized as a Massachusetts business trust on April 22, 1985. The Fund is "non-diversified" as defined under the 1940 Act. The business and affairs of the Fund are managed under the direction of the Trustees. Information about the Trustees, as well as the Trust's executive officers, may be found in the SAI. The Trust has an unlimited number of authorized shares of beneficial interest. The Trustees have the authority, without shareholder approval, to classify and reclassify shares of the Fund into one or more classes. The Trustees have authorized the issuance of two classes of shares of the Fund, designated as Class A and Class B. Shares of the Fund entitle their holders to one vote per share (with proportionate voting for fractional shares). The shares of each class of the Fund represent an interest in the same portfolio of investments of the Fund. Each class of shares has a different dividend and distribution policy and bears different Rule
12b-1 distribution fees. Shares of each class have equal rights as to voting, redemption, dividends and liquidation, but have exclusive voting rights with respect to their Rule 12b-1 distribution plans.

INVESTMENT MANAGER

      The Trust employs MIMI to provide business management, investment advisory, administrative and accounting services. As of October 10, 1995, MIMI had approximately $217 million in assets under management. MIMI is a subsidiary of Mackenzie Financial Corporation, which has been an investment counsel and mutual fund manager in Toronto, Ontario, Canada for more than 25 years. MIMI's subsidiary, Ivy Management, Inc., provides investment advice to 13 U.S. investment portfolios, which as of October 10, 1995 had combined assets of approximately $1.1 billion.

      PORTFOLIO MANAGEMENT: The Fund is managed by a team, with each team member having specific responsibilities. The following individuals have responsibilities related to the management of the Fund. Daniel J. Johnedis, Jr., portfolio manager for the Fund from 1993 to 1995, presently serves in an advisory capacity to the Fund and as a consultant to MIMI. Mr. Johnedis has eight years of professional investment experience and is a Chartered Financial Analyst. Leslie A. Ferris, a Vice President of MIMI and Managing Director - Fixed Income, has been a portfolio manager for the Fund since 1995. Ms. Ferris joined MIMI in 1988 and has 13 years of professional investment experience. She is a Chartered Financial Analyst and holds an MBA degree from the University of Chicago. Prior to joining MIMI, Ms. Ferris was a portfolio manager at Kemper Financial Services Inc. from 1982-1988. Michael Borowsky has served as a portfolio assistant to the Fund since 1994. Michael G. Landry, the President and a Director of MIMI and the President and a Trustee of the Trust, is the investment strategist for the Fund. Mr. Landry joined MIMI in 1987 and has 23 years of professional investment experience.

      INVESTMENT MANAGEMENT EXPENSES: For management of its investments and business affairs, the Fund pays MIMI a monthly fee calculated on the basis of the Fund's average daily net assets at an annual rate of 0.55%.

      Under the Fund's management agreement, MIMI pays all expenses incurred by it in rendering management services to the Fund. The Fund bears its own costs of operations. See the SAI. If, however, the Fund's total expenses in any fiscal year exceed the permissible limits that apply to the Fund in any state in which its shares are then qualified for sale, MIMI will bear the excess expenses. In addition, MIMI may voluntarily limit the Fund's total operating expenses. Without voluntary expense reimbursements, the ratio of operating expenses to average daily net assets for Class A and Class B shares of the Fund for the fiscal year ended June 30, 1995 was 2.09% and 2.59%, respectively.

      The assets received by each class of the Fund for the issue or sale of its shares and all income, earnings, profits, losses and proceeds therefrom, subject only to the rights of the creditors, are allocated to, and constitute the underlying assets of, that class of the Fund. The underlying assets of each class of the Fund are allocated and are charged with the expenses with respect to that class of the Fund and with a share of the general expenses of the Trust. General expenses of the Trust (such as costs of maintaining the Trust's existence, legal fees, proxy and shareholders meeting costs, etc.) that are not readily identifiable as belonging to a particular series of the Trust or to a particular class of a series of the Trust will be allocated among and charged to the assets of each series on a fair and equitable basis, which may be based on the relative assets of each series or the nature of the services performed and relative applicability to each series. Expenses that relate exclusively to a particular series of the Trust, such as certain registration fees, brokerage commissions and other portfolio expenses, will be borne directly by that series.

ADMINISTRATOR

      The Trust has entered into an Administrative Services Agreement with MIMI, pursuant to which MIMI provides various administrative services for the Fund, including maintenance of registration or qualification of the Fund's shares under state "Blue Sky" laws, assisting in the preparation of Federal, state and local income tax returns and preparing financial and other information for prospectuses, statements of additional information, and periodic reports to shareholders. In addition, MIMI will assist the Trust's legal counsel with SEC registration statements, proxies and other required filings. Under the agreement, the Fund's average daily net assets are subject to a monthly fee at the annual rate of 0.10%.

FUND ACCOUNTING

      The Trust has entered into a Fund Accounting Services Agreement with MIMI, pursuant to which MIMI provides certain accounting and pricing services for the Fund. For fund accounting services, the Fund pays MIMI out-of-pocket expenses as incurred and a monthly fee based upon the Fund's net assets at the end of the preceding month at the following rates: $1,000 when net assets are $20 million and under; $1,500 when net assets are over $20 million to $75 million; $4,000 when net assets are over $75 million to $100 million; and $6,000 when net assets are over $100 million.

TRANSFER AGENT

      Mackenzie Ivy Investor Services Corp. ("MIISC"), a wholly owned subsidiary of MIMI, is the transfer agent and dividend paying agent for the Fund and provides certain shareholder and shareholder-related services as required by the Fund. For transfer agency and shareholder services, the Fund pays MIISC an annual fee of $20.75 per open account and $4.25 for each account that is closed. In addition, the Fund reimburses MIISC monthly for out-of-pocket expenses.

DISTRIBUTOR

      Mackenzie Ivy Funds Distribution, Inc. ("MIFDI" or the "Distributor"), a wholly owned subsidiary of MIMI, is the principal underwriter of the Fund's shares.

DIVIDENDS AND TAXES

      Dividends and capital gain distributions that you receive from the Fund are reinvested in additional shares of your class unless you elect to receive them in cash. If you elect the cash option and the U.S. Postal Service cannot deliver your checks, your election will be converted to the reinvestment option. Because of the higher expenses associated with Class B shares, any dividend on these shares will be lower than on Class A shares.

      In order to provide that the Class A and Class B shares of the Fund have the same net asset value, the Board of Trustees intends normally to declare daily a distribution to the Fund's Class A shareholders, based on the Fund's adjusted net assets attributable to its Class A shares at the beginning of the day, at an annual rate of 0.50%, plus any additional amount needed to equalize the net asset values of the two classes. The accumulated daily declarations will be paid monthly to Class A shareholders of the Fund. If a shareholder of the Fund redeems all of his/her Fund shares at any time prior to payment of a distribution, all declarations accrued to the date of redemption, including the date of redemption, are paid in addition to the redemption proceeds.

      In addition, the Fund intends to declare and pay monthly on an equal basis any dividends from net investment income (to the extent not previously distributed) on both classes of Fund shares. Net investment income generally is the income from interest earned on the Fund's investments, less expenses incurred in its operations. Thus, the amount of dividends paid per share may vary from month to month. The Fund intends to make a final distribution for each fiscal year of any remaining net investment income and net realized short-term capital gain, as well as undistributed net long-term capital gain realized during the year. An additional distribution may be made of net investment income, net realized short-term capital gain and net realized long-term capital gain to comply with the calendar year distribution requirement under the excise tax provisions of Section 4982 the Code.

      If, for any year, the total distributions from the Fund exceed earnings and profits for the Fund, the excess, distributed from the assets of the Fund, will generally be treated as return of capital. The amount treated as a return of capital will reduce a shareholder's adjusted basis in his/her shares (thereby increasing the potential gain or reducing the potential loss on the sale of the shares) and, to the extent that the amount exceeds this basis, will be treated as a taxable gain. However, if the Fund has current or accumulated earnings and profits, so as to characterize all or a portion of such excess as a dividend for Federal income tax purposes, the distributions, to that extent, would normally be taxable as ordinary income (unless taxable as a capital gain dividend or exempt-interest dividend, as described below).

      TAXATION: The following discussion is intended for general information only. An investor should consult with his/her own tax advisor as to the tax consequences of an investment in the Fund, including the status of distributions from the Fund under applicable state or local law.

      The Fund intends to qualify annually and elect to be treated as a regulated investment company under the Code. To qualify, the Fund must meet certain income, distribution and diversification requirements. In any year in which the Fund qualifies as a regulated investment company and timely distributes all of its taxable income and substantially all of its net tax-exempt interest income, the Fund generally will not pay any U.S. Federal income or excise tax.

      Dividends distributed by the Fund that are derived from interest income exempt from Federal income tax and are designated by the Fund as "exempt interest dividends" will be exempt from Federal income taxation.

      Dividends paid out of the Fund's investment company taxable income (including dividends, interest and net short-term capital gain) will be taxable to a shareholder as ordinary income. Because no portion of the Fund's income is expected to consist of dividends paid by U.S. corporations, no portion of the dividends paid by the Fund is expected to be eligible for the corporate dividends-received deduction. Distributions of net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, designated as capital gain dividends are taxable as long-term capital gains, regardless of how long the shareholder has held the Fund's shares. Dividends are taxable to shareholders in the same manner whether received in cash or reinvested in additional Fund shares.

      A distribution will be treated as paid on December 31 of the current calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

      Each year the Fund will notify shareholders of the tax status of dividends and distributions.

      Any gain or loss realized by a shareholder upon the sale or other disposition of shares of the Fund, or upon receipt of a distribution in complete liquidation of the Fund, generally will be a capital gain or loss which will be long term or short term, generally depending upon the shareholder's holding period for the shares.

      The Fund may be required to withhold U.S. Federal income tax at the rate of 31% of all taxable distributions payable to shareholders who fail to provide their correct taxpayer identification number or to make required certifications, or who have been notified by the Internal Revenue Service ("IRS") that they are subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder's U.S. Federal income tax liability.

      Further information relating to tax consequences is contained in the SAI.

      STATE AND LOCAL TAXES: Fund distributions may be subject to state and local taxes. In certain states, Fund distributions which are derived from interest on obligations of that state or its municipalities or any political subdivisions thereof may be exempt from state and local taxes. Fund distributions which are derived from interest on obligations of the U.S. Government and certain of its agencies, authorities and instrumentalities also may be exempt from state and local taxes in certain states. Under Florida law, shares of the Fund will be exempt from the Florida intangible personal property tax if, on an annual valuation date, the Fund's portfolio of assets consists solely of assets, including Florida municipal securities and U.S. Government obligations, that are exempt from the tax. Shareholders should consult their own tax advisers regarding the particular tax consequences of an investment in the Fund.

PERFORMANCE DATA

      Performance information is computed separately for the Fund's Class A and Class B shares in accordance with the formulas described below. Because Class B shares bear the expense of distribution fees, it is expected that the level of performance of the Fund's Class B shares will be lower than that of the Fund's Class A shares.

      Average annual total return figures as prescribed by the SEC represent the average annual percentage change in value of $1,000 invested at the maximum public offering price (offering price includes applicable sales charge) for one-, five- and ten-year periods, or portion thereof, to the extent applicable, through the end of the most recent calendar quarter, assuming reinvestment of all distributions. The Fund may also furnish total return quotations for other periods, or based on investments at various sales charge levels or at net asset value. For such purposes total return equals the total of all income and capital gains paid to shareholders, assuming reinvestment of all distributions, plus (or minus) the change in the value of the original investment expressed as a percentage of the purchase price.

      Current yield reflects the income per share earned by the Fund's portfolio investments, and is calculated by dividing the Fund's net investment income per share during a recent 30-day period by the maximum public offering price on the last day of that period and then annualizing the result.

         Yield, which is calculated according to a formula prescribed by the SEC (see the SAI), is not indicative of the dividends or distributions that were or will be paid to the Fund's shareholders. Dividends or distributions paid to shareholders are reflected in the current distribution rate, which may be quoted to shareholders. The current distribution rate is computed by dividing the total amount of dividends per share paid by the Fund during the 12 months by a current maximum offering price (offering price includes sales charge). Under certain circumstances, such as when there has been a change in the amount of dividend payout or a fundamental change in investment policies, it might be appropriate to annualize the dividends paid during the period when such policies would be in effect, rather than using the dividends during the past 12 months. The distribution rate will differ from the current yield computation because it may include distributions to shareholders from sources other than dividends and interest, short-term capital gains and net equalization credits and will be calculated over a different period of time.

      Performance figures are based upon past performance and reflect all recurring charges against Fund income. In the case of Class A shares, performance figures may assume the payment of the maximum sales charge on the purchase of shares, which charge would reduce a performance figure. In the case of Class B shares, performance figures may assume the deduction of any applicable contingent deferred sales charge imposed on a redemption of shares held for the period. The investment results of the Fund, like all others, will fluctuate over time; thus, performance figures should not be considered to represent what an investment may earn in the future or what the Fund's total return may be in any future period.

ALTERNATIVE PURCHASE ARRANGEMENTS

      You can purchase shares of the Fund at a price equal to the net asset value per share, plus a sales charge. At your election, this charge may be imposed either at the time of purchase (see "Initial Sales Charge Alternative - Class A Shares") or on a contingent deferred basis (see "Contingent Deferred Sales Charge Alternative - Class B Shares"). If you do not specify on your Account Application which class of shares you are purchasing, it will be assumed that you are investing in Class A shares.

      CLASS A SHARES: If you elect to purchase Class A shares, you will incur an initial sales charge unless the amount you purchase is $500,000 or more. If you purchase $500,000 or more of Class A shares, you will not be subject to an initial sales charge, but you will incur a contingent deferred sales charge ("CDSC") if you redeem your shares within 24 months of purchase. See "Contingent Deferred Sales Charge - Class A Shares." Class A shares of the Fund are subject to ongoing service fees at an annual rate of up to 0.25% of the Fund's average daily net assets attributable to Class A shares. Certain purchases of Class A shares qualify for a reduced initial sales charge. See "Qualifying for a Reduced Sales Charge."

      CLASS B SHARES: You will not incur a sales charge when you purchase Class B shares, but the shares are subject to a contingent deferred sales charge if you redeem them within five years of purchase. Class B shares are subject to ongoing service and distribution fees at a combined annual rate of up to 0.75% of the Fund's average daily net assets attributable to Class B shares. The ongoing distribution fee will cause these shares to have a higher expense ratio than that of Class A shares. To the extent that any dividends are paid by the Fund, these higher expenses will also result in lower dividends than those paid on Class A shares.

FACTORS TO CONSIDER IN CHOOSING AN  ALTERNATIVE

      The alternative purchase arrangement allows you to choose the most beneficial way to buy shares given the amount of your purchase, the length of time you expect to hold your shares and other circumstances. You should consider whether, during the anticipated life of your investment in the Fund, the accumulated fees on Class B shares would be less than the initial sales charge and accumulated fees on Class A shares purchased at the same time, and to what extent this differential would be offset by the Class A shares ' potentially higher yield. To help you make this determination, the table under the caption "Expense Data Table" at the beginning of this Prospectus gives examples of the charges that apply to each class of shares. Class A shares will normally be more beneficial if you qualify for a reduced sales charge. See "Qualifying for a Reduced Sales Charge".

      Class A shares are not subject to distribution fees, and accordingly, pay correspondingly higher dividends per share. However, because initial sales charges are deducted at the time of purchase, you would not have all of your funds invested initially and, therefore, would own fewer shares. If you do not qualify for a reduced initial sales charge and expect to maintain your investment for an extended period of time, you might consider purchasing Class A shares because the accumulated service and distribution charges on Class B shares may exceed the initial sales charge and accumulated service charges on Class A shares during the life of your investment.

      Alternatively, you might determine that it would be more advantageous to purchase Class B shares in order to have all of your funds invested initially, although remaining subject to a contingent deferred sales charge over a period of five years, and a distribution fee over a period of eight years.

      In the case of Class A shares, the distribution expenses that MIFDI incurs in connection with the sale of the shares will be paid from the proceeds of the initial sales charge and the ongoing service fees. In the case of Class B shares, the expenses will be paid from the proceeds of ongoing service and distribution fees, as well as the CDSC incurred upon redemption within five years of purchase. The purpose and function of the Class B shares' CDSC and ongoing service and distribution fees are the same as those of the Class A shares' initial sales charge and ongoing service fees. Sales personnel distributing each Fund's shares may receive different compensation for selling each class of shares.

HOW TO BUY SHARES

      The minimum initial investment for the Fund is $1,000; the minimum additional investment is $100. All purchases must be made in U.S. dollars. Complete the Account Application attached to this Prospectus. Indicate whether you are purchasing Class A or Class B shares. If you do not specify which class of shares you are purchasing, MIISC will assume you are investing in Class A shares. The Fund reserves the right to reject for any reason any purchase order or exchange (see "Exchange Privilege" below).

OPENING AN ACCOUNT

   BY CHECK

   1. Make your check payable to the Fund. Third party checks will not be accepted
   2. Deliver the completed application and check to your registered representative or selling broker, or mail it directly to MIISC.

   3. Our address is:

                     MACKENZIE IVY INVESTOR SERVICES CORP.
                                 P.O. BOX 3022
                           BOCA RATON, FL 33431-0922

   4. Our courier address is:

                     MACKENZIE IVY INVESTOR SERVICES CORP.
                      700 SOUTH FEDERAL HIGHWAY, SUITE 300
                              BOCA RATON, FL 33432

   BY WIRE

   1. Deliver the completed Account Application to your registered representative or selling broker, or mail it directly to MIISC. Before wiring any funds, please contact MIISC at 1-800-777-6472 to verify your account number.

   2. Instruct your bank to wire funds to:

                       BARNETT BANK OF PALM BEACH COUNTY
                                 ABA #067008582
                                 FOR DEPOSIT TO
                          THE IVY AND MACKENZIE FUNDS
                                A/C #1455031505
                              NAME OF YOUR ACCOUNT
                      YOUR IVY OR MACKENZIE ACCOUNT NUMBER
                    THE IVY OR MACKENZIE FUND YOU ARE BUYING

   Your bank may charge a fee for wiring funds.

   THROUGH A REGISTERED SECURITIES DEALER: You may also place an order to purchase shares through your Registered Securities Dealer.

BUYING ADDITIONAL CLASS A AND CLASS B SHARES

   BY CHECK

   1. Complete the investment stub attached to your statement or include a note with your check listing the name of the fund in which you are investing, the class of shares to purchase, your account number and the name(s) in which the account is registered.

   2. Make your check payable to the Fund.

   3. Mail the account information and check to:

                     MACKENZIE IVY INVESTOR SERVICES CORP.
                                 P.O. BOX 3022
                           BOCA RATON, FL 33431-0922

   Our courier address is:

                     MACKENZIE IVY INVESTOR SERVICES CORP.
                      700 SOUTH FEDERAL HIGHWAY, SUITE 300
                              BOCA RATON, FL 33432

   or deliver it to your registered representative or selling broker.

   BY WIRE

   Instruct your bank to wire funds to:

                       BARNETT BANK OF PALM BEACH COUNTY
                                 ABA #067008582
                                 FOR DEPOSIT TO
                          THE IVY AND MACKENZIE FUNDS
                                A/C #1455031505
                              NAME OF YOUR ACCOUNT
                      YOUR IVY OR MACKENZIE ACCOUNT NUMBER
                    THE IVY OR MACKENZIE FUND YOU ARE BUYING

      Your bank may charge a fee for wiring funds.

      THROUGH A REGISTERED SECURITIES DEALER: You may also place an order to purchase shares through your Registered Securities Dealer.

   BY AUTOMATIC INVESTMENT METHOD ("AIM")

   1. Complete the "Automatic Investment Method" and "Wire/EFT Information" sections on the Account Application designating a bank account from which funds may be drawn. Please note that in order to invest using this method, your bank must be a member of the Automated Clearing House system
      (ACH). The minimum investment under this plan is $50 per month ($25 per month for retirement plans). Please remember to attach a voided check to your Account Application.

   2. At pre-specified intervals, your bank account will be debited and the proceeds will be credited to your Ivy or Mackenzie fund account.

HOW YOUR PURCHASE PRICE IS DETERMINED

      Your purchase price for Class A shares of the Fund is the net asset value per share plus a sales charge, which may be reduced or eliminated in certain circumstances. The purchase price for Class A shares is known as the public offering price. Your purchase price for Class B shares of the Fund is the net asset value per share.

      Your purchase of shares will be made at the next determined price after the purchase order is received. The price is effective for orders received by MIISC or by your Registered Securities Dealer prior to the time of the determination of the net asset value. Any orders received after the time of the determination of the net asset value will be entered at the next calculated price.

      Orders placed with a securities dealer before the time of determination of the net asset value and transmitted through the facilities of the National Securities Clearing Corporation by 7:00 p.m., EST, on the same day are confirmed at that day's price. Any loss resulting from the dealer's failure to submit an order by the deadline will be borne by that dealer.

      You will receive an account statement after any purchase, exchange or full liquidation. Statements related to reinvestment of distributions, automatic investment plans (see the SAI for further explanation) and/or systematic withdrawal plans will be sent quarterly.

HOW THE FUND VALUES ITS SHARES

      The Net Asset Value ("NAV") per share is the value of one Fund share. The NAV is determined in the following manner: the total of all Fund liabilities, including accrued expenses and taxes and any necessary reserves, is deducted from the aggregate value of all Fund assets, and the difference is divided by the number of shares outstanding at the time, adjusted to the nearest cent. The NAV per share is determined once every business day (as of the close of regular trading on each day the New York Stock Exchange is open, normally 4:00 p.m.
EST) (see the SAI under "Net Asset Value" for a detailed description of how the NAV is determined).

      The Fund offers two classes of shares in this Prospectus: Class A shares, which are subject to an initial sales charge; and Class B shares, which are subject to a contingent deferred sales charge. IF YOU DO NOT SPECIFY A PARTICULAR CLASS OF

SHARES, IT WILL BE ASSUMED THAT YOU ARE PURCHASING CLASS A SHARES AND AN INITIAL SALES CHARGE WILL BE ASSESSED.

INITIAL SALES CHARGE ALTERNATIVE - CLASS A SHARES

      Class A shares may be purchased at a public offering price equal to their NAV per share plus a sales charge, as set forth below:

                                                                       SALES CHARGE
                                                      ---------------------------------------------
                                                      AS A             AS A         PORTION OF
                                                      PERCENTAGE       PERCENTAGE   PUBLIC OFFERING
                                                      OF PUBLIC        OF NET       PRICE
                                                      OFFERING         AMOUNT       RETAINED
AMOUNT INVESTED                                       PRICE            INVESTED     BY DEALER
---------------                                       ------------     --------     ---------
Less than $25,000...................................   3.00%             3.09%         2.50%
$25,000 but less than $250,000......................   2.50%             2.56%         2.00%
$250,000 but less than $500,000.....................   2.00%             2.04%         1.65%
$500,000 and over*..................................   0.00%             0.00%         0.00%

* A contingent deferred sales charge may apply to the redemption of Class A shares that were purchased on or after January 26, 1994 without an initial sales charge. See "Contingent Deferred Sales Charge--Class A Shares."

      Sales charges are not applied to any dividends which are reinvested in additional shares of the Fund.

      MIFDI may, at the time of any purchase of Class A shares, pay out of MIFDI's own resources commissions to dealers that provided distribution assistance in connection with the purchase. For purchases over $500,000, the commission would be computed at 0.75% of the first $3,000,000 invested; 0.50% of the next $2,000,000 invested; and 0.25% of the amount invested in excess of $5,000,000. An investor may be charged a transaction fee for Class A shares purchased or redeemed at net asset value through a broker or agent other than MIFDI.

      MIFDI compensates participating brokers who sell Class A shares through the initial sales charge. MIFDI retains that portion of the initial sales charge that is not reallowed to the dealers, which it may use to distribute the Fund's Class A shares. MIFDI may, from time to time, reallow the entire sales charge or a portion of the sales charge greater than that which will normally be reallowed to selected dealers who sell or are expected to sell significant amounts of shares of the Fund during specified time periods. During periods when 90% or more of the sales commission is reallowed, such dealers may be deemed to be underwriters, as that term is defined in the Securities Act of 1933. Pursuant to separate distribution plans for the Fund's Class A and Class B shares, MIFDI bears various promotional and sales-related expenses, including the cost of printing and mailing prospectuses to persons other than shareholders. Pursuant to the Fund's distribution plans applicable to its Class A and Class B shares, MIFDI currently pays a continuing service fee to qualified dealers at an annual rate of 0.25% of qualified investments.

      MIFDI may from time to time pay a bonus or other incentive to dealers (other than MIFDI) that employ a registered representative who sells a minimum dollar amount of the shares of the Fund and/or other funds distributed by MIFDI during a specified period of time. This bonus or other incentive may take the form of payment for travel expenses, including lodging, incurred in connection with trips taken by qualifying registered representatives and members of their families to places within or without the United States or other bonuses such as gift certificates or the cash equivalent of such bonus or incentive.

CONTINGENT DEFERRED SALES CHARGE - CLASS A SHARES

      Purchases of $500,000 or more of Class A shares will be made at net asset value with no initial sales charge, but if the shares are redeemed within 24 months after the end of the calendar quarter in which the purchase was made (the contingent deferred sales charge period), a contingent deferred sales charge of 0.75% will be imposed.

      In order to recover commissions paid to dealers on NAV Transfers (as defined in "Purchase of Class A Shares at Net Asset Value"), Class A shares of the Fund are subject to a contingent deferred sales charge of 0.75% for certain redemptions within 24 months after the date of purchase.

      The charge will be assessed on an amount equal to the lesser of the current market value or the original purchase cost of the Class A shares redeemed. Accordingly, no contingent deferred sales charge will be imposed on increases in account value above the initial purchase price, including any dividends which have been reinvested in additional Class A shares.

      In determining whether a contingent deferred sales charge applies to a redemption, the calculation will be determined in a manner that results in the lowest possible rate being charged. Therefore, it will be assumed that the redemption is first made from any shares in your account not subject to the contingent deferred sales charge. The contingent deferred sales charge is waived in certain circumstances. See the discussion below under the caption "Waiver of Contingent Deferred Sales Charge."

      WAIVER OF CONTINGENT DEFERRED SALES CHARGE: The contingent deferred sales charge is waived for any partial or complete redemption following the death or disability (as defined in Section 72(m)(7) of the Code) of a shareholder from an account in which the deceased or disabled is named, provided that the redemption is requested within one year of the death or disability. MIFDI may require documentation prior to waiver of the contingent deferred sales charge.

         Class A shareholders may exchange their Class A shares subject to a contingent deferred sales charge ("outstanding Class A shares") for Class A shares of another Ivy or Mackenzie fund ("new Class A shares") on the basis of the relative net asset value per Class A share, without the payment of any contingent deferred sales charge that otherwise would be due upon the redemption of the outstanding Class A shares. The original contingent deferred sales charge rate that would have been charged if the outstanding Class A shares were redeemed will carry over to the Class A shares received in the exchange, and will be charged accordingly at the time of redemption.

QUALIFYING FOR A REDUCED SALES CHARGE

      RIGHTS OF ACCUMULATION: Rights of Accumulation ("ROA") is calculated by determining the current market value of all Class A shares in all Ivy or Mackenzie fund accounts (except Ivy Money Market Fund) owned by you, your spouse and your children under 21 years of age. ROA is also applicable to accounts under a trustee or other single fiduciary (including retirement accounts qualified under Section 401 of the Code). The current market value of each of your accounts as described above is added together and then added to your current purchase amount. If the combined total is equal to or greater than a breakpoint amount for the Fund, then you qualify for the reduced sales charge. To reduce or eliminate the sales charge, you must complete Section 4B of the Account Application. For additional information, shareholders should call 1-800-777-6472.

      LETTER OF INTENT: A Letter of Intent ("LOI") is a non-binding agreement that states your intention to invest in additional Class A shares, within a thirteen month period after the initial purchase, an amount equal to a breakpoint amount for the Fund. The LOI may be backdated up to 90 days. To sign an LOI, complete Section 4B of the Account Application.

      Should the LOI not be fulfilled within the thirteen month period, your account will be debited for the difference between the full sales charge that applies and the reduced sales charge actually paid on purchases placed under the terms of the LOI. For additional information, shareholders should call 1-800-777-6472.

PURCHASES OF CLASS A SHARES AT NET ASSET VALUE

      An investor who was a shareholder of any Ivy Fund on December 31, 1991 or a shareholder of American Investors Income Fund, Inc. or American Investors Growth Fund, Inc. on October 31, 1988 and who became a shareholder of Ivy Bond Fund (formerly Mackenzie Fixed Income Trust) or Ivy Growth Fund as a result of the respective reorganizations of the funds will be exempt from sales charges, including any contingent deferred sales charge, on purchases of Class A shares of any Ivy or Mackenzie fund. This privilege is also available to immediate family members of a shareholder (i.e., the shareholder's children, the shareholder's spouse and the children of the shareholder's spouse). This no-load privilege terminates for the investor if the investor redeems all shares owned. Shareholders and their relatives as described above should call 1-800-235-3322 for further information on additional purchases or to inquire about their account.

      Officers and Trustees of the Trust (and their relatives), MIMI, Ivy Management, Inc. (which is a wholly owned subsidiary of MIMI) and Mackenzie Financial Corporation (of which MIMI is a subsidiary) and their officers, directors, employees and retired employees (and their relatives) may buy Class A shares of the Fund without an initial sales charge or a contingent deferred sales charge.

      Directors, officers, partners, registered representatives, employees (and their relatives) of dealers having a sales agreement with MIFDI may buy Class A shares of the Fund without an initial sales charge or a contingent deferred sales charge. In addition, certain investment advisers and financial planners who charge a management, consulting or other fee for their services and who place trades for their own accounts and the accounts of their clients may purchase Class A shares of the Fund without an initial sales charge or a contingent deferred sales charge, provided such purchases are placed through a broker or agent who maintains an omnibus account with the Fund. Also, clients of these advisers and planners may make purchases under the same conditions if the purchases are through the master account of such adviser or planner on the books of such broker or agent.

      Class A shares of the Fund can also be purchased without an initial sales charge, but subject to a contingent deferred sales charge of 0.75% during the first 24 months by trust companies, bank trust departments, credit unions, savings and loans, and other similar organizations in their fiduciary capacity or for their own accounts, subject to any minimum requirements set by MIFDI. Currently, these criteria require that the amount invested or to be invested during the subsequent 13-month period totals at least $250,000. MIFDI may, at the time of any such purchase, pay out of MIFDI's own resources commissions to dealers which provided distribution assistance in connection with the purchase. Commissions would be computed at 0.75% of the first $3,000,000 invested; 0.50% of the next $2,000,000 invested; and 0.25% of the amount invested in excess of $5,000,000.

      Class A shares of the Fund can also be purchased without an initial sales charge, but subject to a contingent deferred sales charge of 0.75% during the first 24 months by any state, county, or city, or any instrumentality, department, authority or agency of these entities, which is prohibited by applicable investment laws from paying a sales charge or commission when purchasing shares of any registered management investment company (an "eligible governmental authority"). MIFDI may, at the time of such purchase, pay out of MIFDI's own resources commissions to dealers which provided distribution assistance in connection with the purchase. Commissions would be computed at 0.75% of the first $3,000,000 invested; 0.50% of the next $2,000,000 invested; and 0.25% of the amount invested in excess of $5,000,000.

      Class A shares of the Fund may also be purchased without a sales charge in connection with certain liquidation, merger or acquisition transactions involving other investment companies or personal holding companies.

      The Fund may, from time to time, waive the initial sales charge on its Class A shares sold to clients of various broker/dealers with which MIFDI has a selling relationship. This privilege will apply only to Class A shares of the Fund that are purchased using all or a portion of the proceeds obtained by such clients through redemptions of shares (on which a commission has been paid) of an investment company (other than the Trust or Ivy Fund), unit investment trust or limited partnership ("NAV Transfers"). Some dealers may elect not to participate in this program. Those dealers that do elect to participate in the program must complete certain forms required by MIFDI. The normal service fee, as described in the "Initial Sales Charge Alternative - Class A Shares" and "Contingent Deferred Sales Charge Alternative - Class B Shares" sections of this Prospectus, will also be paid to dealers in connection with these purchases. Additional information on reductions or waivers may be obtained from MIFDI at the address listed on the cover of this Prospectus.

CONTINGENT DEFERRED SALES CHARGE ALTERNATIVE - CLASS B SHARES

      Class B shares are offered at net asset value without a front-end sales charge. However, Class B shares redeemed within five years of purchase will be subject to a contingent deferred sales charge at the rates set forth below. This charge will be assessed on an amount equal to the lesser of the current market value or the original cost of the shares being redeemed. Accordingly, you will not be assessed a contingent deferred sales charge on increases in account value above the initial purchase price, including shares derived from the reinvestment of distributions. In determining whether a contingent deferred sales charge applies to a redemption, the calculation will be determined in a manner that results in the lowest possible rate being charged. It will be assumed that your redemption comes first from shares you have held beyond the contingent deferred sales charge redemption period or those you acquire through reinvestment of distributions, and next from the shares you have held the longest.

      Proceeds from the contingent deferred sales charge are paid to MIFDI. MIFDI uses them, in whole or in part, to defray its expenses related to providing the Fund with distribution services in connection with the sale of Class B shares, such as compensating selected dealers and agents for selling these shares. The combination of the contingent deferred sales charge and the service and distribution fees makes it possible for the Fund to sell Class B shares without deducting a sales charge at the time of purchase.

      The amount of the contingent deferred sales charge, if any, will vary depending upon the number of years from the time of your purchase of Class B shares until the time you redeem them. Solely for purposes of determining this holding period, all payments during the quarter will be aggregated and deemed to have been made on the last day of the quarter.

                                                                      CONTINGENT DEFERRED
                                                                       SALES CHARGE AS A
                                                                         PERCENTAGE OF
                                                                         DOLLAR AMOUNT
YEAR SINCE PURCHASE                                                    SUBJECT TO CHARGE
-------------------                                                    -----------------
First..............................................................             3%
Second.............................................................             2 1/2%
Third..............................................................             2%
Fourth.............................................................             1 1/2%
Fifth..............................................................             1%
Sixth and thereafter...............................................             0%

      MIMI, on behalf of MIFDI, currently intends to pay dealers a sales commission of 2.50% of the sale price of Class B shares of the Fund sold by such dealers, subject to future amendment or termination. MIFDI will retain 0.50%
of the continuing 0.75% service/distribution fee for the Fund assessed to Class B shareholders and will receive the entire amount of the contingent deferred sales charge paid by shareholders on the redemption of Class B shares to finance the sales commission plus related marketing expenses.

      CONVERSION OF CLASS B SHARES: Your Class B shares and an appropriate portion of both reinvested distributions on those shares will be converted into Class A shares automatically no later than the month following eight years after the shares were purchased, resulting in the discontinuance of annual distribution fees. If you exchanged Class B shares from another Ivy or Mackenzie fund into Class B shares of the Fund, the calculation will be based on the time the shares in the original fund were purchased.

      WAIVER OF CONTINGENT DEFERRED SALES CHARGE: The contingent deferred sales charge is waived for any partial or complete redemption following the death or disability (as defined in Section 72(m)(7) of the Code) of a shareholder from an account in which the deceased or disabled is named, provided that the redemption is requested within one year of death or disability. MIFDI may require documentation prior to waiver of the contingent deferred sales charge.

      ARRANGEMENTS WITH BROKER/DEALERS AND OTHERS: MIFDI may, at its own expense, pay concessions in addition to those described above to dealers which satisfy certain criteria established from time to time by MIFDI. These conditions relate to increasing sales of shares of the Fund over specified periods and to certain other factors. These payments may, depending on the dealer's satisfaction of the required conditions, be periodic and may be up to
(i) 0.25% of the value of Fund shares sold by such dealer during a particular period, and (ii) 0.10% of the value of Fund shares held by the dealer's customers for more than one year, calculated on an annual basis.

HOW TO REDEEM SHARES

      You may redeem your Fund shares through your registered securities representative, by mail, by telephone or by Federal Funds wire. A contingent deferred sales charge may apply to certain Class A share redemptions, and to Class B share redemptions prior to conversion. All redemptions are made at the net asset value next determined after a redemption request has been received in good order. Requests for redemptions must be received by 4:00 p.m. EST to be processed at the net asset value for that day. Any redemption request in good order that is received after 4:00 p.m. will be processed at the price determined on the following business day. IF SHARES TO BE REDEEMED WERE PURCHASED BY CHECK, PAYMENT OF THE REDEMPTION MAY BE DELAYED UNTIL THE CHECK HAS CLEARED OR FOR UP TO 15 DAYS AFTER THE DATE OF PURCHASE, WHICHEVER IS LESS. If you own shares of more than one class of the Fund, the Fund will redeem Class A shares first; any shares subject to a contingent deferred sales charge will be redeemed last unless you specifically elect otherwise.

      When shares are redeemed, the Fund generally sends you payment on the next business day. Under unusual circumstances, the Fund may suspend redemptions or postpone payment to the extent permitted by Federal securities laws. The proceeds of the redemption may be more or less than the purchase price of your shares, depending upon, among other factors, the market value of the Fund's securities at the time of the redemption. If the redemption is for over $50,000, or the proceeds are to be sent to an address other than the address of record, or an address change has occurred in the last 30 days, it must be requested in writing with a signature guarantee. See "Signature Guarantees" below.

      If you are not certain of the requirements for a redemption, please contact MIISC at 1-800-777-6472.

      THROUGH YOUR REGISTERED SECURITIES DEALER: The Dealer is responsible for promptly transmitting redemption orders. Redemptions requested by dealers will be made at the net asset value (less any applicable contingent deferred sales charge) determined at the close of regular trading (4:00 p.m. EST) on the day that a redemption request is received in good order by MIISC.

      BY MAIL: Requests for redemption in writing are considered to be in "proper or good order" if they contain the following:

      -    Any outstanding certificate(s) for shares being redeemed.

      - A letter of instruction, including the fund name, the account number, the account name(s), the address and the dollar amount or number of shares to be redeemed.

      - Signatures of all registered owners whose names appear on the account.

      -    Any required signature guarantees.

      - Other supporting legal documentation, if required (in the case of estates, trusts, guardianships, corporations or other representative capacities).

      The dollar amount or number of shares indicated for redemption must not exceed the available shares or net asset value of your account at the next determined prices. If your request exceeds these limits, then the trade will be rejected in its entirety.

      Mail your request to:

                    MACKENZIE IVY INVESTOR SERVICES CORP.
                                P.O. BOX 3022
                          BOCA RATON, FL 33431-0922

      Our courier address is:

                    MACKENZIE IVY INVESTOR SERVICES CORP.
                     700 SOUTH FEDERAL HIGHWAY, SUITE 300
                             BOCA RATON, FL 33432

      BY TELEPHONE: Individual and joint accounts may redeem up to $50,000 per day over the telephone by contacting MIISC at 1-800-777-6472. In times of unusual economic or market changes, the telephone redemption privilege may be difficult to implement. If you are unable to execute your transaction (for example, during such times), you may want to consider placing the order in writing and sending it by mail or overnight courier.

      Checks will be made payable to the current account registration and sent to the address of record. If there has been a change of address in the last 30 days, please use the instructions for redemption requests by mail described above. A signature guarantee would be required.

      Requests for telephone redemptions will be accepted from the registered owner of the account, the designated registered representative or his/her assistant.

      Shares held in certificate form cannot be redeemed by telephone.

      If Section 6E of the Account Application is not completed, telephone redemption privileges will be provided automatically. Although telephone redemptions may be a convenient feature, you should realize that you may be giving up a measure of security that you may otherwise have if you terminated the privilege and redeemed your shares in writing. If you do not wish to make telephone redemptions or permit your registered representative or his/her assistant to do so on your behalf, you must notify MIISC in writing.

      The Fund employs reasonable procedures that require personal identification prior to acting on redemption instructions communicated by telephone to confirm that such instructions are genuine. In the absence of such procedures, the Fund may be liable for any losses due to unauthorized or fraudulent telephone instructions.

      CHECK WRITING: Check writing is available on Class A shares of the Fund. Checks must be written for a minimum of $500. You may sign up for this option by completing Section 8--Check Writing Enrollment on the last page of the new account application. If the Class A shares to be redeemed have been purchased by check, availability of the shares for redemption by check may be delayed until your check clears or for up to 15 calendar days after the date of purchase, whichever is less.

      In order to qualify for check writing, Fund shareholders must maintain a minimum average balance of $1,000. Class A shares must be unissued (held at the Fund) for any account requesting check writing privileges.

      Checks can be reordered by calling MIISC at 1-800-777-6472. Checking activity is reported on your statement, and cancelled checks are returned to you each month. There is no limitation on the number of checks a shareholder may write.

      Checks written on the Fund are redemptions of shares and considered taxable events by the IRS. As such, any capital gain realized must be reported on your income tax return.

      When a check is presented for payment, the Fund redeems a sufficient number of Class A shares to cover the amount of the check. Checks written on accounts with insufficient shares will be returned to the payee marked "non-sufficient funds." There is a nominal charge for each supply of checks, copies of cancelled checks, stop payment orders, checks drawn for amounts less than the Fund minimum (see above) and checks returned for "non-sufficient funds." To pay for these charges, the Fund automatically redeems an appropriate number of the shareholder's Class A shares after the charges are incurred.

      You may not close your Fund account by writing a check because any earned dividends will remain in your account. Check writing is not available for accounts in Class B of the Fund. The Fund reserves the right to change, modify or terminate the check writing service at any time upon notification mailed to the address of record of the shareholder(s).

      BY FEDERAL FUNDS WIRE: For shareholders who established this feature at the time they opened their new account, telephone instructions will be accepted for redemption amounts up to $50,000 ($1,000 minimum) and proceeds will be wired on the next business day to a pre-designated bank account.

      In order to add this feature to an existing account or change existing bank account information, please submit a letter of instructions including your bank information to MIISC at the address provided above. The letter must be signed by all registered owners, and their signatures must be guaranteed.

      Your account will be charged a $10 fee each time redemption proceeds are wired to your bank.

      Neither MIISC nor the Fund can be responsible for the efficiency of the Federal Funds wire system or the shareholder's bank.

MINIMUM ACCOUNT BALANCE REQUIREMENTS

      Due to the high cost of maintaining small accounts and subject to state law requirements, the Fund may redeem the accounts of shareholders who have maintained an investment, including sales charges paid, of less than $1,000 for more than 12 months. No redemption will be made unless the shareholder has been given at least 60 days notice of the Fund's intention to redeem the shares. No redemption will be made if a shareholder's account falls below the minimum due to a reduction in the value of the Fund's portfolio securities. SIGNATURE GUARANTEES

      For your protection, and to prevent fraudulent redemptions, we require a signature guarantee in order to accommodate the following requests:

      -     Redemption requests over $50,000.

      - Requests for redemption proceeds to be sent to someone other than the registered shareholder.

      - Requests for redemption proceeds to be sent to an address other than the address of record.

      -     Registration transfer requests.

      - Requests for redemption proceeds to be wired to your bank account (if this option was not selected on your original application, or if you are changing the bank wire information).

      A signature guarantee may be obtained only from an eligible guarantor institution. An eligible guarantor institution includes banks, brokers, dealers, municipal securities dealers, government securities dealers, government securities brokers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. The signature guarantee must not be qualified in any way. Notarizations from notary publics are not the same as signature guarantees, and are not accepted.

      Circumstances other than those described above may require a signature guarantee. Please contact MIISC at 1-800-777-6472 for more information.

CHOOSING A DISTRIBUTION OPTION

      You have the option of selecting the dividend and capital gain distribution option that best suits your needs:

1. AUTOMATIC REINVESTMENT OPTION - Both dividends and capital gains are automatically reinvested at net asset value in additional shares of the same class of the Fund unless you specify one of the other options.

2. INVESTMENT IN ANOTHER IVY OR MACKENZIE FUND - Both divi- dends and capital gains are automatically invested at net asset value in an- other Ivy or Mackenzie fund of the same class.

3. DIVIDENDS IN CASH/CAPITAL GAINS REINVESTED - Dividends will be paid in cash. Capital gains will be reinvested at net asset value in additional shares of the same class of the Fund or another Ivy or Mackenzie fund of the same class.

4. DIVIDENDS AND CAPITAL GAINS IN CASH - Both dividends and capital gains will be paid in cash.

      If you wish to have your cash distributions deposited directly to your bank account via electronic funds transfer, or if you wish to change your distribution option, please contact MIISC at 1-800-777-6472.

      If you wish to have your cash distributions go to an address other than the address of record, a signature guarantee is required.

TAX IDENTIFICATION NUMBER

      In general, to avoid being subject to a 31% Federal backup withholding tax on dividends, capital gain distributions and redemption proceeds, you must furnish the Fund with your certified tax identification number ("TIN") and certify that you are not subject to backup withholding due to prior under-reporting of interest and dividends to the IRS. If you fail to provide a certified TIN, or such other tax-related certifications as the Fund may require, within 30 days of opening your new account, the Fund reserves the right to involuntarily redeem your account and send the proceeds to the address of record.

      You can avoid the above withholding and/or redemption by correctly furnishing your TIN and making certain certifications in Section 2 of the Account Application at the time you open your new account, unless the IRS requires that backup withholding be applied to your account.

      Certain payees, such as corporations, generally are exempt from backup withholding. Please complete IRS Form W-9 with the Account Application to claim the exemption. If the registration is for a UGMA/UTMA account, please provide the social security number of the minor. Non-U.S. investors who do not have a TIN must provide, with the new Account Application, a completed IRS Form W-8.

CERTIFICATES

      In order to facilitate transfers, exchanges and redemptions, most shareholders elect not to receive certificates. Should you wish to have a certificate issued, please contact MIISC at 1-800-777-6472 and request that one be sent to you. Please note that if you were to lose your certificate, you would incur an expense to replace it.

      Certificates for shares valued up to $50,000 will be issued to the current registration and mailed to the address of record. Should you wish to have your certificates mailed to a different address, or registered differently from the current registration, you must provide a letter of instruction, signed by all registered owners with signature guarantee. The letter of instruction would then be mailed to MACKENZIE IVY INVESTOR SERVICES CORP., P.O. BOX 3022, BOCA RATON, FL 33431-0922.

EXCHANGE PRIVILEGE

      Shareholders of the Fund have an exchange privilege with other Ivy and Mackenzie funds. Class A shareholders may exchange their outstanding Class A shares for Class A shares of another Ivy or Mackenzie fund on the basis of the net asset value per Class A share, plus an amount equal to the difference between the sales charge previously paid on the outstanding Class A shares and the sales charge payable at the time of the exchange on the new Class A shares. Incremental sales charges are waived for outstanding Class A shares that have been invested for 12 months or longer.

      Class B shareholders may exchange their Class B shares for Class B shares of another Ivy or Mackenzie fund on the basis of the net asset value per Class B share, without the payment of any contingent deferred sales charge that would otherwise be due upon the redemption of Class B shares. Class B shareholders who exercise the exchange privilege would continue to be subject to the Fund's contingent deferred sales charge schedule (or period) following an exchange if such schedule is higher (or longer) than the contingent deferred sales charge for the new Class B shares.

      Shares resulting from the reinvestment of distributions will not be charged an initial sales charge or a contingent deferred sales charge when exchanged into another Ivy or Mackenzie fund.

      Exchanges are considered to be taxable events, and may result in a capital gain or a capital loss for tax purposes. Prior to executing an exchange, you should obtain and read the prospectus and consider the investment objective of the fund to be purchased. Shares must be unissued in order to execute an exchange. Exchanges are available only in states where they can be legally made. This privilege is not intended to provide shareholders a means by which to speculate on short-term movements in the market. Exchanges are accepted only if the registrations of the two accounts are identical. Amounts to be exchanged must meet minimum investment requirements for the Ivy or Mackenzie fund into which the exchange is made.

      With respect to Fund shares subject to a contingent deferred sales charge, if less than all of an investment is exchanged out of the Fund, the shares exchanged will reflect, pro rata, the cost, capital appreciation and/or reinvestment of distributions of the original investment as well as the original purchase date, for purposes of calculating any contingent deferred sales charge for future redemptions of the exchanged shares.

      An investor who was a shareholder of American Investors Income Fund, Inc. or American Investors Growth Fund, Inc. prior to October 31, 1988, or a shareholder of any Ivy Fund prior to December 31, 1991, who became a shareholder of the Fund as a result of a reorganization or merger between the Funds may exchange between funds without paying a sales charge. An investor who was a shareholder of American Investors Income Fund, Inc. or American Investors Growth Fund, Inc. on or after October 31, 1988 who became a shareholder of the Fund as a result of the reorganization between the Funds will receive credit toward any applicable sales charge imposed by any Ivy or Mackenzie fund into which an exchange is made.

      In calculating the sales charge assessed on an exchange, shareholders will be allowed to use the Rights of Accumulation privilege.

      EXCHANGES BY TELEPHONE: When you fill out the application for your purchase of Fund shares, if Section 6E of the new Account Application is not completed, telephone exchange privileges will be provided automatically. Although telephone exchanges may be a convenient feature, you should realize that you may be giving up a measure of security that you may otherwise have if you terminated the privilege and exchanged your shares in writing. If you do not wish to make telephone exchanges or permit your registered representative or his/ her assistant to do so on your behalf, you must notify MIISC in writing.

      In order to execute an exchange, please contact MIISC at 1-800-777-6472. Have the account number of your current fund and the exact name in which it is registered available to give to the telephone representative.

      The Fund employs reasonable procedures that require personal identification prior to acting on exchange instructions communicated by telephone to confirm that such instructions are genuine. In the absence of such procedures, the Fund may be liable for any losses due to unauthorized or fraudulent telephone instructions.

      EXCHANGES IN WRITING: In a letter, request an exchange and provide the following information:

      -  The name and class of the fund whose shares you currently own.

      -  Your account number

      -  The name(s) in which the account is registered.

      -  The name of the fund in which you wish your exchange to be invested.

      - The number of shares, all shares or the dollar amount you wish to exchange.

              The request must be signed by all registered owners.

      Mail the request and information to:

                     MACKENZIE IVY INVESTOR SERVICES CORP.
                                 P.O. BOX 3022
                           BOCA RATON, FL 33431-0922

REINVESTMENT PRIVILEGE

      Investors who have redeemed Class A shares of the Fund have an unlimited privilege of reinvesting all or a part of the proceeds of the redemption back into Class A shares of the Fund at net asset value (without a sales charge) within 24 months after the date of redemption. IN ORDER TO REINVEST WITHOUT A SALES CHARGE, SHAREHOLDERS OR THEIR BROKERS MUST INFORM MIISC THAT THEY ARE EXERCISING THE REINVESTMENT PRIVILEGE AT THE TIME OF REINVESTMENT. The tax status of a gain realized on a redemption generally will not be affected by the exercise of the reinvestment privilege, but a loss realized on a redemption generally may be disallowed by the IRS if the reinvestment privilege is exercised within 30 days after the redemption. In addition, upon a reinvestment, the shareholder may not be permitted to take into account sales charges incurred on the original purchase of shares in computing their taxable gain or loss.

SYSTEMATIC WITHDRAWAL PLAN

      You may elect the Systematic Withdrawal Plan at any time by completing the Account Application, which is attached to this Prospectus. You can also obtain this application by contacting your registered representative or MIISC at 1-800-777-6472. To be eligible, you must have at least $5,000 in your account. Payments (minimum distribution amount--$50) from your account can be made monthly, quarterly, semi-annually, annually or on a selected monthly basis, to yourself or any other designated payee. You may elect to have your systematic withdrawal paid directly to your bank account via electronic funds transfer ("EFT"). Share certificates must be unissued (held by the Fund) while the Systematic Withdrawal Plan is in effect. A Systematic Withdrawal Plan may not be established if you are currently participating in the Automatic Investment Method. For more information, please contact MIISC at 1-800-777-6472.

      If payments you receive through the Systematic Withdrawal Plan exceed the dividends and capital appreciation of your account, you will be reducing the value of your account. Additional investments made by shareholders participating in the Systematic Withdrawal Plan must equal at least $1,000 while the plan is in effect. However, it may not be advantageous to purchase additional Class A or Class B shares when you have a Systematic Withdrawal Plan, because you may be subject to an initial sales charge on your purchase of Class A shares or to a contingent deferred sales charge imposed on your redemptions of Class B shares. In addition, redemptions are taxable events.

      Amounts paid to you through the Systematic Withdrawal Plan are derived from the redemption of shares in your account. Any applicable contingent deferred sales charge will be assessed upon redemption. A contingent deferred sales charge will not be assessed on withdrawals not exceeding 12% annually of the initial account balance when the Systematic Withdrawal Plan was started.

      Should you wish at any time to add a Systematic Withdrawal Plan to an existing account or change payee instructions, you will need to submit a written request, signed by all registered owners, with signatures guaranteed.

If the U.S. Postal Service cannot deliver your checks, or if deposits to a bank account are returned for any reason, your redemptions will be discontinued.

AUTOMATIC INVESTMENT METHOD

      You may authorize an investment to be automatically drawn each month from your bank for investment in Fund shares under the "Automatic Investment Method" and "Fed Wire/EFT" sections of the Account Application. There is no charge to you for this program.

      You may terminate or suspend your Automatic Investment Method by telephone at any time by contacting MIISC at 1-800-777-6472.

      If you have investments being withdrawn from a bank account and we are notified that the account has been closed, your Automatic Investment Method will be discontinued.

CONSOLIDATED ACCOUNT STATEMENTS

      Shareholders with two or more Ivy or Mackenzie fund accounts will receive a single quarterly account statement, unless otherwise specified. This feature consolidates the activity for each account onto one statement. Requests for quarterly consolidated statements for all other accounts must be submitted in writing and must be signed by all registered owners.

SHAREHOLDER INQUIRIES

     Inquiries regarding the Fund should be directed to MIISC at 1-800-777-6472.

                       THIS PAGE LEFT INTENTIONALLY BLANK

                              ACCOUNT APPLICATION
                MACKENZIE FLORIDA LIMITED TERM MUNICIPAL FUND
                          CLASS A AND CLASS B SHARES

Please mail applications and checks to: Mackenzie Ivy Investor Services Corp.,
                  P.O. Box 3022, Boca Raton, FL 33431-0922.
       (This application should not be used for retirement accounts for which Ivy is custodian.)

   FUND
    USE
   ONLY  ______________________________________________       _________________          _______________          ________________
         Account Number                                       Dealer #                   Branch #                 Rep. I.D #
------------------------------------------------------------------------------------------------------------------------------------
REGISTRATION--1
           [ ] Individual                   ______________________________________________________________________________________
           [ ] Joint Tenant                 Owner, Custodian or Trustee
           [ ] Estate                       ______________________________________________________________________________________
           [ ] UGMA/UTMA                    Co-owner or Minor
           [ ] Corporation                  ______________________________________________________________________________________
           [ ] Partnership                  Minor's State of Residence
           [ ] Sole Proprietor              ______________________________________________________________________________________
           [ ] Trust                        Street
               ________________
               Date of Trust                ______________________________________________________________________________________
           [ ] Other __________             City                                          State                      Zip
            ___________________
                                            _________________________________________         ____________________________________
                                            Phone Number -- Day                               Phone Number -- Evening

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
TAX ID#--2 ________________________________ or ______________________________________ Citizenship [ ] U.S. [ ] Other _____________
           Social Security Number              Tax Identification Number
           Under penalties of perjury, I certify by signing in Section 9 below that: (1) the number shown in this section is my correct taxpayer identification number (TIN), and (2) I am not subject to backup withholding because: (a) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (b) the IRS has notified me that I am no longer subject to backup withholding. (Cross out item (2) if you have been notified by the IRS that you are currently subject to backup withholding because of under reporting interest or dividends on your tax return.) Please see the "Tax Identification
           Number" section of the Prospectus for additional information on completing this section.
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
DEALER
INFORMATION--3
           The undersigned ("Dealer") agrees to all applicable provisions in this Application, guarantees the signature and legal capacity of the Shareholder, and agrees to notify the Manager of any purchases made under a Letter of Intent or
           Rights of Accumulation.
           __________________________________________________________   __________________________________________________________
           Dealer Name                                                  Representative's Name and Number
           __________________________________________________________   __________________________________________________________
           Branch Office Address                                        Representative's Phone Number
           __________________________________________________________   __________________________________________________________
           City                State                Zip Code            Authorized Signature of Dealer

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
INVESTMENTS--4
          A.  Enclosed is my check for $ ______________ ($1,000 minimum) made payable to Mackenzie Florida Limited Term Municipal
              Fund.
          Please invest it in: [ ] Class A or [ ] Class B shares.
          B.  I qualify for an elimination of the sales charge due to the following privilege (applies only to Class A shares):
              [ ] New Letter of Intent (if ROA or 90-day backdate privilege is applicable, provide account(s) information below.)
              [ ] ROA with the account(s) listed below.
              [ ] Existing Letter of Intent with account(s) listed below.

              _____________________________________                ________________________________     [ ] or New
              Fund Name                                            Account Number
              _____________________________________                ________________________________     [ ] or new
              Fund Name                                            Account Number

              If establishing a Letter of Intent, you will need to purchase Class A shares over a thirteen-month period in accordance with the provisions in the Prospectus. The aggregate amount of these purchases will be at least equal to the amount indicated below (see Prospectus for minimum amount required for reduced sales charges).
              [ ] $25,000             [ ] $250,000        [ ] $500,000

          C.  FOR DEALER USE ONLY             _________________________  ________________________________  _________________________
              Confirmed trade orders:         Confirm Number             Number of Shares                  Trade Date
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
DISTRIBUTION
OPTIONS--5
              A.  I would like to reinvest dividends and capital gains into additional shares of the same class in this account at net asset value unless a different option is checked below.
              B.  [ ] Reinvest all dividends and capital gains into additional shares of the same class in an account in a different Mackenzie or Ivy fund.

              ___________________________________    __________________________        [ ] New Account
              Fund Name                              Account Number

              C.  [ ] Pay all dividends in cash and reinvest capital gains into additional shares of the same class in this account or an account in a different Mackenzie or Ivy fund.

              ___________________________________    __________________________        [ ] New Account
              Fund Name                              Account Number

              D.  [ ] Pay all dividends and capital gains in cash.         I REQUEST THE ABOVE CASH DISTRIBUTION, SELECTED IN C
                                                                           OR D BE:

                                                                          [ ] Sent to the address listed in the registration.
                                                                          [ ] Sent to the special payee listed in Section
                                                                                                              7A [ ] (By-Mail)
                                                                                                              7B [ ] (By-E.F.T.)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
OPTIONAL SPECIAL FEATURES--6
       A. [ ] AUTOMATIC INVESTMENT METHOD (AIM)*
       I wish to invest [ ] once per month.     My bank account will be debited on or about the ______________ day of the month
                        [ ] twice                                                               ______________ day of the month
                        [ ] 3 times                                                             ______________ day of the month
                        [ ] 4 times                                                             ______________ day of the month *

       Please invest $_____________ each period starting in the month of _______ in Class A [ ] or Class B [ ] shares of Mackenzie
                     (Dollar Amount)                                     (Month)                Florida Limited Term Municipal Fund

           [ ] I have attached a voided check to ensure my correct bank account will be debited.
           *   There must be a period of at least seven calendar days between each investment period.

       B. [ ] SYSTEMATIC WITHDRAWAL PLANS**                              I request the distribution be:
       I wish to automatically withdraw funds from my Mackenzie              [ ] Monthly [ ] Quarterly [ ] Semiannually [ ]Annually
         Florida Limited Term Municipal Fund.                                [ ] Sent to the address listed in the registration.
           In Class A [ ] or Class B [ ] shares--[ ] Once                    [ ] Sent to the special payee listed in Section 7.
              [ ] Twice [ ] 3 times [ ] 4 times per month                    [ ] Invested into additional shares of the same
                                                                                 class of a different Ivy or Mackenzie fund.
           Amount (Minimum $50) $ ____________: starting on or                    _________________________________________________
             about the__________day of the month                                                                        (Fund Name)
                      __________day of the month                                  _________________________________________________
                      __________day of the month                                                                   (Account Number)
                      __________day of the month


        NOTE: (Account minimum: $5,000 in shares at current offering price)
              ** There must be a period of at least seven calendar days between each withdrawal period

       C. [ ] ELECTRONIC FUNDS TRANSFER FOR REDEMPTION PROCEEDS*
              I authorize the Agent to honor telephone instructions for the redemption of Fund shares up to $50,000. Proceeds may be wire transferred to the bank account designated ($1,000 minimum). Shares issued in certificate form may not be redeemed under this privilege. (COMPLETE SECTION 7B)

       D. [ ] TELEPHONE EXCHANGES* [ ] Yes [ ] No (IF NEITHER BOX IS CHECKED, THE TELEPHONE EXCHANGE PRIVILEGE WILL BE PROVIDED
              AUTOMATICALLY.)
              I authorize exchanges by telephone among the Ivy and Mackenzie family of funds upon instructions from any person as more fully described in the Prospectus. To change this option once established, written instruction must be received from the shareholder of record or the current registered representative.

       E. [ ] TELEPHONE REDEMPTIONS* [ ] Yes [ ] No  (IF NEITHER BOX IS CHECKED, THE TELEPHONE EXCHANGE PRIVILEGE WILL BE PROVIDED
              AUTOMATICALLY.)
              The Fund or its agents are authorized to honor telephone instructions from any person as more fully described in the
              Prospectus for the redemption of Fund shares. The amount of the redemption shall not exceed $50,000 and the proceeds are to be payable to the shareholder of record and mailed to the address of record. To change this option once established, written instruction must be received from the shareholder of record or the current registered representative.


                                    *MAY NOT BE USED IF SHARES ARE ISSUED IN CERTIFICATE FORM.
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
SPECIAL PAYEE--7
            (A.) MAILING ADDRESS                                                B.   FED WIRE / E.F.T. INFORMATION
------------------------------------------------------------------------------------------------------------------------------------
            Please send all disbursements to this special payee

            _______________________________________________________             ____________________________________________________
            Name of Bank or Individual                                          Financial Institution

            _______________________________________________________             ____________________________   _____________________
            Account Number (if applicable)                                      ABA #                          Account #

            _______________________________________________________             ____________________________________________________
            Street                                                              Street

            _______________________________________________________             ____________________________________________________
            City/State/Zip                                                      City/State/Zip
                                                                                (Please attach a voided check)
------------------------------------------------------------------------------------------------------------------------------------
                                                   (Remember to sign Section 9)
------------------------------------------------------------------------------------------------------------------------------------
CHECK WRITING ENROLLMENT FORM--8

       CHECK WRITING PRIVILEGES are available to Class A shareholders of Mackenzie Florida Limited Term Municipal Fund (checks must be written for a minimum of $500).  Class A shares purchased in the Fund may be subject to a holding period of up to 15 calendar days before being redeemed by check.  Please see the Prospectus for details.

       HOW TO ENROLL
                 1.           ALL REGISTERED OWNERS MUST SIGN THIS FORM IN THE SPACE PROVIDED BELOW.
                 2.           Check the appropriate Number of Signatures Required box to indicate the number of signatures required when writing checks.

       NUMBER OF SIGNATURES REQUIRED
       [ ] All signatures are required   [ ] One signature is required  [ ] More than one signature is required ____________________
                                                                                                                number of signatures
                                                                                                                    required

       IF NONE OF THE ABOVE IS CHECKED THEN ALL SIGNATURES WILL BE REQUIRED

       ______________________________________________________                     ___________________
       Authorized Signature                                                       Date

       ______________________________________________________                     ___________________
       Authorized Signature                                                       Date

       ______________________________________________________                     ___________________
       Authorized Signature                                                       Date

       ______________________________________________________                     ___________________
       Authorized Signature                                                       Date

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
SIGNATURE--9
       Investors should be aware that failure to check "No" under Section 6, "Optional Special Features", above means that the
       Telephone Exchange/Redemption Privileges will be provided. The Fund employs reasonable procedures that require personal identification prior to acting on exchange/redemption instructions communicated by telephone to confirm that such instructions are genuine. In the absence of such procedures, the Fund may be liable for any losses due to unauthorized or fraudulent telephone instructions. Please see "Exchanging by Telephone" and "How to Redeem Your Mackenzie Fund
       Shares" in the Prospectus for more information on these privileges.

       I certify to my legal capacity to purchase or redeem shares of the Fund for my own account or for the account of the organization named in Section 1. I have received a current Prospectus and understand its terms are incorporated in this application by reference. I am certifying my taxpayer informations as stated in Section 2.

       ---------------------------------------------------------------------------          ------------------
       SIGNATURE OF OWNER, CUSTODIAN, TRUSTEE OR CORPORATE OFFICER                          DATE

       ---------------------------------------------------------------------------          ------------------
       SIGNATURE OF JOINT OWNER, CO-TRUSTEE OR CORPORATE OFFICER                            DATE
------------------------------------------------------------------------------------------------------------------------------------

                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

                              DATED APRIL 25, 1996

                          ACQUISITION OF THE ASSETS OF

                  MACKENZIE FLORIDA LIMITED TERM MUNICIPAL FUND
                         A SEPARATELY MANAGED SERIES OF
                             MACKENZIE SERIES TRUST
              VIA MIZNER FINANCIAL PLAZA, 700 SOUTH FEDERAL HIGHWAY
                            BOCA RATON, FLORIDA 33432
                                 (800-456-5111)

                        BY AND IN EXCHANGE FOR SHARES OF

                   VOYAGEUR FLORIDA LIMITED TERM TAX FREE FUND
                         A SEPARATELY MANAGED SERIES OF
                          VOYAGEUR INVESTMENT TRUST II
                       90 SOUTH SEVENTH STREET, SUITE 4400
                          MINNEAPOLIS, MINNESOTA 55402
                                 (800-553-2143)

     This Statement of Additional Information relates to the proposed Agreement and Plan of Reorganization providing for (a) the acquisition of substantially all of the assets and the assumption of all stated and identified liabilities of Mackenzie Florida Limited Term Municipal Fund (the "Acquired Fund"), a separately managed series of Mackenzie Series Trust, by Voyageur Florida Limited Term Tax Free Fund (the "Acquiring Fund"), in exchange for shares of beneficial interest of the Acquiring Fund having an aggregate net asset value equal to the aggregate value of the assets acquired (less the liabilities assumed) of the Acquired Fund and (b) the liquidation of the Acquired Fund and the pro rata distribution of the Acquiring Fund shares to Acquired Fund shareholders.

     This Statement of Additional Information consists of this cover page and the following documents, of which items 1 through 4 are incorporated by reference herein:

     1. The Statement of Additional Information dated March 1, 1995, as supplemented August 29, 1995, of the Acquiring Fund.

     2. The Annual Report of the Acquiring Fund for the fiscal year ended December 31, 1995.

     3. The Statement of Additional Information dated October 27, 1995 as supplemented January 1, 1996 of the Acquired Fund.

     4. The Annual Report and unaudited Semi-Annual report of the Acquired Fund for the fiscal year and six month period ended June 30, 1995 and December 31, 1995, rspectively.

     5. Financial Statements required by Form N-14, Item 14 (to the extent not included in items 2 and 4 above).

     This Statement of Additional Information is not a prospectus. A Prospectus/Proxy Statement dated April 25, 1996 relating to the above-referenced transaction may be obtained without charge by writing or calling the Acquiring Fund at the address or telephone number noted above. This Statement of Additional Information relates to, and should be read in conjunction with, such Prospectus/Proxy Statement.




                                     PART B

                   VOYAGEUR ARIZONA LIMITED TERM TAX FREE FUND
                     VOYAGEUR ARIZONA INSURED TAX FREE FUND
                         VOYAGEUR ARIZONA TAX FREE FUND
                 VOYAGEUR CALIFORNIA LIMITED TERM TAX FREE FUND
                        VOYAGEUR CALIFORNIA TAX FREE FUND
                    VOYAGEUR CALIFORNIA INSURED TAX FREE FUND
                  VOYAGEUR COLORADO LIMITED TERM TAX FREE FUND
                         VOYAGEUR COLORADO TAX FREE FUND
                     VOYAGEUR COLORADO INSURED TAX FREE FUND
                   VOYAGEUR FLORIDA LIMITED TERM TAX FREE FUND
                         VOYAGEUR FLORIDA TAX FREE FUND
                     VOYAGEUR FLORIDA INSURED TAX FREE FUND
                          VOYAGEUR IDAHO TAX FREE FUND
                           VOYAGEUR IOWA TAX FREE FUND
                          VOYAGEUR KANSAS TAX FREE FUND
                  VOYAGEUR MINNESOTA LIMITED TERM TAX FREE FUND
                        VOYAGEUR MINNESOTA TAX FREE FUND
                         VOYAGEUR MINNESOTA INSURED FUND
                     VOYAGEUR MISSOURI INSURED TAX FREE FUND
                  VOYAGEUR NATIONAL LIMITED TERM TAX FREE FUND
                     VOYAGEUR NATIONAL INSURED TAX FREE FUND
                         VOYAGEUR NATIONAL TAX FREE FUND
                        VOYAGEUR NEW MEXICO TAX FREE FUND
                       VOYAGEUR NORTH DAKOTA TAX FREE FUND
                      VOYAGEUR OREGON INSURED TAX FREE FUND
                           VOYAGEUR UTAH TAX FREE FUND
                    VOYAGEUR WASHINGTON INSURED TAX FREE FUND
                        VOYAGEUR WISCONSIN TAX FREE FUND

                       STATEMENT OF ADDITIONAL INFORMATION

     This Statement of Additional Information is not a prospectus, but should be read in conjunction with each Fund's Prospectus dated March 1, 1995. A copy of the Prospectus or this Statement of Additional Information may be obtained free of charge by contacting the Funds at 90 South Seventh Street, Suite 4400, Minneapolis, Minnesota 55402. Telephone: (612) 376-7000 or (800) 553-2143.

                                TABLE OF CONTENTS
                                                                           PAGE
                                                                           ----
Investment Policies and Restrictions......................................... 2
Special Factors Affecting The Funds..........................................14
Insurance....................................................................42
Board Members and Executive Officers of the Funds............................43
The Investment Adviser and Underwriter.......................................45
Taxes........................................................................58
Special Purchase Plans ......................................................62
Net Asset Value and Public Offering Price....................................64
Calculation of Performance Data..............................................67
Monthly Cash Withdrawal Plan.................................................74
Additional Information.......................................................75
Appendix A - Descriptions of Bond Ratings...................................A-1
Appendix B - General Characteristics and Risks of Options and Futures ......B-1

     No person has been authorized to give any information or to make any representations other than those contained in this Statement of Additional Information or the Prospectus dated March 1, 1995, and, if given or made, such information or representations may not be relied upon as having been authorized by the Funds. This Statement of Additional Information does not constitute an offer to sell securities in any state or jurisdiction in which such offering may not lawfully be made. The delivery of this Statement of Additional Information at any time shall not imply that there has been no change in the affairs of any of the Funds since the date hereof.

                               Dated March 1, 1995

                      INVESTMENT POLICIES AND RESTRICTIONS

     The investment objectives, policies and restrictions of the open-end series investment companies on the first page of this Statement of Additional Information (collectively, the "Funds") are set forth in the combined prospectus. Certain additional investment information is set forth below. All capitalized terms not defined herein have the same meanings as set forth in the prospectus.

TAX EXEMPT OBLIGATIONS

     The term "Tax Exempt Obligations" refers to debt obligations issued by or on behalf of a state or territory or its agencies, instrumentalities, municipalities and political subdivisions, the interest payable on which is, in the opinion of bond counsel, excludable from gross income for purposes of federal income taxation (except, in certain instances, the alternative minimum tax, depending upon the shareholder's tax status) and with respect to the Funds other than the three national funds, personal income tax of the state specified in the Fund's name, if any. Tax-Exempt Obligations are generally issued to obtain funds for various public purposes, including the construction or improvement of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, schools, streets and water and sewer works. Other public purposes for which Tax Exempt Obligations may be issued include refunding outstanding obligations, obtaining funds for general operating expenses and lending such funds to other public institutions and facilities. In addition, Tax Exempt Obligations may be issued by or on behalf of public bodies to obtain funds to provide for the construction, equipping, repair or improvement of housing facilities, convention or trade show facilities, airport, mass transit, industrial, port or parking facilities and certain local facilities for water supply, gas, electricity, sewage or solid waste disposal.

     Securities in which the Funds may invest, including Tax Exempt Obligations, are subject to the provisions of bankruptcy, insolvency, reorganization and other laws affecting the rights and remedies of creditors, such as the federal Bankruptcy Code, and laws, if any, which may be enacted by Congress or a State's legislature extending the time for payment of principal or interest, or both, or imposing other constraints upon enforcement of such obligations within constitutional limitations. There is also the possibility that, as a result of litigation or other conditions, the power or ability of issuers to meet their obligations for the payment of interest on and principal of their Tax Exempt Obligations may be materially affected.

     From time to time, legislation has been introduced in Congress for the purpose of restricting the availability of or eliminating the federal income tax exemption for interest on Tax Exempt Obligations, some of which have been enacted. Additional proposals may be introduced in the future which, if enacted, could affect the availability of Tax Exempt Obligations for investment by the Funds and the value of each Fund's portfolio. In such event, management of the Funds may discontinue the issuance of shares to new investors and may reevaluate each Fund's investment objective and policies and submit possible changes in the structure of the Fund for shareholder approval.

     To the extent that the ratings given by Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Corporation ("S&P") for Tax Exempt Obligations may change as a result of changes in such organizations or their rating systems, the Funds will attempt to use comparable ratings as standards for their investments in accordance with the investment policies contained in the Funds' Prospectus and this Statement of Additional Information. The ratings of Moody's and S&P represent their opinions as to the quality of the Tax Exempt Obligations which they undertake to rate. It should be emphasized, however, that ratings are relative and subjective and are not absolute standards of quality. Although these ratings provide an initial criterion for selection of portfolio investments, Voyageur Fund Managers, Inc. ("Voyageur"), the Funds' investment manager, will subject these securities to other evaluative criteria prior to investing in such securities.

     FLOATING AND VARIABLE RATE DEMAND NOTES. The Funds may purchase floating and variable rate demand notes. Generally, such notes are secured by letters of credit or other credit support arrangements provided by banks. Such notes normally have a stated long-term maturity but permit the holder to tender the note for purchase and payment of principal and accrued interest upon a specified number of days' notice. The issuer of floating and variable rate demand notes normally has a corresponding right, after a given period, to prepay in its discretion the outstanding principal amount of the note plus accrued interest upon a specified number of days' notice to the noteholders. The interest rate on a floating rate demand note is based on a specified interest index, such as a bank's prime rate, and is adjusted automatically each time such index is adjusted. The interest rate on a variable rate demand note is adjusted at specified intervals, based upon current market conditions. Voyageur monitors the creditworthiness of issuers of floating and variable rate demand notes in each Fund's portfolio.

     ESCROW SECURED BONDS OR DEFEASED BONDS. Escrow secured bonds or defeased bonds are created when an issuer refunds in advance of maturity (or pre-refunds) some of its outstanding bonds and it becomes necessary or desirable to set aside funds for redemption or payment of the bonds at a future date or dates. In an advance refunding, the issuer will use the proceeds of a new bond issue to purchase high grade interest bearing debt securities which are then deposited in an irrevocable escrow account held by an escrow agent to secure all future payments of principal and interest of the advance refunded bond. Escrow secured bonds will often receive a triple A rating from S&P and Moody's. The Insured Tax Free Funds will purchase escrow secured bonds without additional insurance only where the escrow is invested in securities of the U.S. government or agencies or instrumentalities of the U.S. Government.

     STATE OR MUNICIPAL LEASE OBLIGATIONS. Municipal leases may take the form of a lease with an option to purchase, an installment purchase contract, a conditional sales contract or a participation certificate in any of the foregoing. In determining leases in which the Funds will invest, Voyageur will evaluate the credit rating of the lessee and the terms of the lease. Additionally, Voyageur may require that certain municipal leases be secured by a letter of credit or put arrangement with an independent financial institution. State or municipal lease obligations frequently have the special risks described below which are not associated with general obligation or revenue bonds issued by public bodies.

     The Constitution and statutes of many states contain requirements with which the state and municipalities must comply whenever incurring debt. These requirements may include approving voter referendums, debt limits, interest rate limits and public sale requirements. Leases have evolved as a means for public bodies to acquire property and equipment without needing to comply with all of the constitutional and statutory requirements for the issuance of debt. The debt-issuance limitations may be inapplicable for one or more of the following reasons: (1) the inclusion in many leases or contracts of "nonappropriation" clauses that provide that the public body has no obligation to make future payments under the lease or contract unless money is appropriated for such purpose by the appropriate legislative body on a yearly or other periodic basis (the "nonappropriation" clause); (2) the exclusion of a lease or conditional sales contract from the definition of indebtedness under relevant state law; or
(3) the lease provides for termination at the option of the public body at the end of each fiscal year for any reason or, in some cases, automatically if not affirmatively renewed.

     If the lease is terminated by the public body for nonappropriation or another reason not constituting a default under the lease, the rights of the lessor or holder of a participation interest therein are limited to repossession of the leased property without any recourse to the general credit of the public body. The disposition of the leased property by the lessor in the event of termination of the lease might, in many cases, prove difficult or result in loss.

     CONCENTRATION POLICY. As set forth in the Funds' Prospectus, although each Fund may invest 25% or more of its total assets in limited obligation bonds, no Fund will invest 25% or more of its total assets in limited obligation bonds payable only from revenues derived from facilities or projects within a single industry, except that the Funds may invest without limitation, in circumstances in which other appropriate available investments may be in limited supply, in housing, health care and/or utility obligations. Arizona Limited Term Tax Free Fund, Arizona Tax Free Fund, California Limited Term Tax Free Fund, California Tax Free Fund, Colorado Limited Term Tax Free Fund, Colorado Insured Tax Free Fund, Florida Limited Term Tax Free Fund, Idaho Tax Free Fund, National Limited Term Fund and National Tax Free Fund also may, under such circumstances, invest without limit in transportation, education and/or industrial obligations. Appropriate available investments may be in limited supply, from time to time in the opinion of Voyageur, due to, among other things, each Fund's investment policy of investing primarily in obligations of its state (and the state's municipalities, other political subdivisions and public authorities) and of investing primarily in investment grade (high grade, with respect to the Insured Tax Free Funds) securities. Additionally, the insurance policies of the Insured Tax Free Funds may affect the appropriate available investment supply from time to time in the opinion of Voyageur. Certain of the risks set forth below may be reduced or eliminated to the extent a Fund invests in insured Tax Exempt Obligations.

     HOUSING OBLIGATIONS. Each Fund may invest, from time to time, 25% or more of its total assets in obligations of public bodies, including state and municipal housing authorities, issued to finance the purchase of single-family mortgage loans or the construction of multifamily housing projects. Economic and political developments, including fluctuations in interest rates, increasing construction and operating costs and reductions in federal housing subsidy programs, may adversely impact on revenues of housing authorities. Furthermore, adverse economic conditions may result in an increasing rate of default of mortgagors on the underlying mortgage loans. In the case of some housing authorities, inability to obtain additional financing also could reduce revenues available to pay existing obligations. Single-family mortgage revenue bonds are subject to extraordinary mandatory redemption at par at any time in whole or in part from the proceeds derived from prepayments of underlying mortgage loans and also from the unused proceeds of the issue within a stated period which may be within a year from the date of issue.

     HEALTH CARE OBLIGATIONS. Each Fund may invest, from time to time, 25% or more of its total assets in obligations issued by public bodies, including state and municipal authorities, to finance hospital or health care facilities or equipment. The ability of any health care entity or hospital to make payments in amounts sufficient to pay maturing principal and interest obligations is generally subject to, among other things, the capabilities of its management, the confidence of physicians in management, the availability of physicians and trained support staff, changes in the population or economic condition of the service area, the level of and restrictions on federal funding of Medicare and federal and state funding of Medicaid, the demand for services, competition, rates, government regulations and licensing requirements and future economic and other conditions, including any future health care reform.

     UTILITY OBLIGATIONS. Each Fund may invest, from time to time, 25% or more of its total assets in obligations issued by public bodies, including state and municipal utility authorities, to finance the operation or expansion of utilities. Various future economic and other conditions may adversely impact utility entities, including inflation, increases in financing requirements, increases in raw material costs and other operating costs, changes in the demand for services and the effects of environmental and other governmental regulations.

     TRANSPORTATION OBLIGATIONS. Certain Funds may, from time to time, invest 25% or more of their total assets in obligations issued by public bodies, including state and municipal authorities, to finance airports and highway, bridge and toll road facilities. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for airport use, occupancy of certain terminal space, service fees and leases. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The revenues of issuers which derive their payments from bridge, road or tunnel toll revenues could be adversely affected by competition from toll-free vehicular bridges and roads and alternative modes of transportation. Such revenues could also be adversely affected by a reduction in the availability of fuel to motorists or significant increases in the costs thereof.

     EDUCATION OBLIGATIONS. Certain Funds may, from time to time, invest 25% or more of their total assets in obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems of such issuers include the prospect of a declining percentage of the population consisting of college aged individuals, possible inability to raise tuition and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of federal grants, state funding and alumni support, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

     INDUSTRIAL REVENUE OBLIGATIONS. Certain Funds may, from time to time, invest 25% or more of their total assets in obligations issued by public bodies, including state and municipal authorities, to finance the cost of acquiring, constructing or improving various industrial projects. These projects are usually operated by corporate entities. Issuers are obligated only to pay amounts due on the bonds to the extent that funds are available from the unexpended proceeds of the bonds or receipts or revenues of the issuer under an arrangement between the issuer and the corporate operator of a project. The arrangement may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments of the issuer are designed to be sufficient to meet the payments of amounts due on the bonds. Regardless of the structure, payment of bonds is solely dependent upon the creditworthiness of the corporate operator of the project and, if applicable, the corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or deterioration resulting from leveraged buy-outs or takeovers. The bonds may be subject to special or extraordinary redemption provisions which may provide for redemption at par or accredited value, plus, if applicable, a premium.

     OTHER RISKS. The exclusion from gross income for purposes of federal income taxes and the personal income taxes of certain states for certain housing, health care, utility, transportation, education and industrial revenue bonds depends on compliance with relevant provisions of the Code. The failure to comply with these provisions could cause the interest on the bonds to become includable in gross income, possibly retroactively to the date of issuance, thereby reducing the value of the bonds, subjecting shareholders to unanticipated tax liabilities and possibly requiring the Funds to sell the bonds at the reduced value. Furthermore, such a failure to meet these ongoing requirements may not enable the holder to accelerate payment of the bond or require the issuer to redeem the bond.

TAXABLE OBLIGATIONS

     As set forth in the Funds' prospectus, the Funds may invest to a limited extent in obligations and instruments, the interest on which is includable in gross income for purposes of federal and state income taxation.

     GOVERNMENT OBLIGATIONS. The Funds may invest in securities issued or guaranteed by the U. S. Government or its agencies or instrumentalities. These securities include a variety of Treasury securities, which differ in their interest rates, maturities and times of issuance. Treasury Bills generally have maturities of one year or less; Treasury Notes generally have maturities of one to ten years; and Treasury Bonds generally have maturities of greater than ten years. Some obligations issued or guaranteed by U. S. Government agencies and instrumentalities, such as Government National Mortgage Association pass-through certificates, are supported by the full faith and credit of the U. S. Treasury; other obligations, such as those of the Federal Home Loan Banks, are secured by the right of the issuer to borrow from the Treasury; other obligations, such as those issued by the Federal National Mortgage Association, are supported by the discretionary authority of the U. S. Government to purchase certain obligations of the agency or instrumentality; and other obligations, such as those issued by the Student Loan Marketing Association, are supported only by the credit of the instrumentality itself. Although the U. S. Government provides financial support to such U. S. Government-sponsored agencies or instrumentalities, no assurance can be given that it will always do so, since it is not so obligated by law. The Funds will invest in such securities only when Voyageur is satisfied that the credit risk with respect to the issuer is minimal.

     REPURCHASE AGREEMENTS. The Funds may invest in repurchase agreements. The Funds' custodian will hold the securities underlying any repurchase agreement or such securities will be part of the Federal Reserve Book Entry System. The market value of the collateral underlying the repurchase agreement will be determined on each business day. If at any time the market value of the collateral falls below the repurchase price of the repurchase agreement (including any accrued interest), the obligor under the agreement will promptly furnish additional collateral to the Funds' custodian (so the total collateral is an amount at least equal to the repurchase price plus accrued interest).

     OTHER TAXABLE INVESTMENTS. The Funds also may invest in certificates of deposit, bankers' acceptances and other time deposits. Certificates of deposit are certificates representing the obligation of a bank to repay the funds deposited (plus interest thereon) at a time certain after the deposit. Bankers' acceptances are credit instruments evidencing the obligation of a bank to pay a draft drawn on it by a customer. Time deposits are non-negotiable deposits maintained in a banking institution for a specified period of time at a stated interest rate. With respect to Colorado Fund, investments in time deposits generally are limited to London branches of domestic banks that have total assets in excess of one billion dollars.

OPTIONS AND FUTURES TRANSACTIONS

     To the extent set forth in the prospectus, each Fund may buy and sell put and call options on the securities in which they may invest, and certain Funds may enter into futures contracts and options on futures contracts with respect to fixed-income securities or based on financial indices including any index of securities in which the Fund may invest. Futures and options will be used to facilitate allocation of a Fund's investments among asset classes, to generate income or to hedge against changes in interest rates or declines in securities prices or increases in prices of securities proposed to be purchased. Different uses of futures and options have different risk and return characteristics. Generally, selling futures contracts, purchasing put options and writing (i.e. selling) call options are strategies designed to protect against falling securities prices and can limit potential gains if prices rise. Purchasing futures contracts, purchasing call options and writing put options are strategies whose returns tend to rise and fall together with securities prices and can causes losses if prices fall. If securities prices remain unchanged over time option writing strategies tend to be profitable, while option buying strategies tend to decline in value.

     WRITING OPTIONS. The Funds may write (i.e. sell) covered put and call options with respect to the securities in which they may invest. By writing a call option, a Fund becomes obligated during the term of the option to deliver the securities underlying the option upon payment of the exercise price if the option is exercised. By writing a put option, a Fund becomes obligated during the term of the option to purchase the securities underlying the option at the exercise price if the option is exercised. With respect to put options written by any Fund, there will have been a predetermination that acquisition of the underlying security is in accordance with the investment objective of such Fund.

     "Covered options" means that so long as a Fund is obligated as the writer of a call option, it will own the underlying securities subject to the option (or comparable securities satisfying the cover requirements of securities exchanges). A Fund will be considered "covered" with respect to a put option it writes if, so long as it is obligated as the writer of a put option, it deposits and maintains with its custodian cash, U. S. Government securities or other liquid high-grade debt obligations having a value equal to or greater than the exercise price of the option.

     Through the writing of call or put options, a Fund may obtain a greater current return than would be realized on the underlying securities alone. A Fund receives premiums from writing call or put options, which it retains whether or not the options are exercised. By writing a call option, a Fund might lose the potential for gain on the underlying security while the option is open, and by writing a put option, a Fund might become obligated to purchase the underlying security for more than its current market price upon exercise.

     PURCHASING OPTIONS. The Funds may purchase put options in order to protect portfolio holdings in an underlying security against a decline in the market value of such holdings. Such protection is provided during the life of the put because a Fund may sell the underlying security at the put exercise price, regardless of a decline in the underlying security's market price. Any loss to a Fund is limited to the premium paid for, and transaction costs paid in connection with, the put plus the initial excess, if any, of the market price of the underlying security over the exercise price. However, if the market price of such security increases, the profit a Fund realizes on the sale of the security will be reduced by the premium paid for the put option less any amount for which the put is sold.

     A Fund may wish to protect certain portfolio securities against a decline in market value at a time when no put options on those particular securities are available for purchase. The Fund may therefore purchase a put option on securities other than those it wishes to protect even though it does not hold such other securities in its portfolio.

     Each of the Funds may also purchase call options. During the life of the call option, the Fund may buy the underlying security at the call exercise price regardless of any increase in the underlying security's market price. In order for a call option to be profitable, the market price of the underlying security must rise sufficiently above the exercise price to cover the premium and transaction costs. By using call options in this manner, a Fund will reduce any profit it might have realized had it bought the underlying security at the time it purchased the call option by the premium paid for the call option and by transaction costs.

     SECURITIES INDEX OPTION TRADING. The Funds may purchase and write put and call options on securities indexes. Options on securities indexes are similar to options on securities except that, rather than the right to take or make delivery of a security at a specified price, an option on an index gives the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the index upon which the option is based is greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option. The writer of the option is obligated to make delivery of this amount.

     The effectiveness of purchasing or writing index options as a hedging technique depends upon the extent to which price movements in a Fund's portfolio correlate with price movements of the index selected. Because the value of an index option depends upon movements in the level of the index rather than the price of a particular security, whether a Fund will realize a gain or loss from the purchase or writing of options on an index depends upon movements in the level of prices in the relevant underlying securities markets generally or, in the case of certain indexes, in an industry market segment, rather than movements in the price of a particular security. Accordingly, successful use by a Fund of options on security indexes will be subject to Voyageur's ability to predict correctly movements in the direction of the stock market or interest rates market generally or of a particular industry. This requires different skills and techniques than predicting changes in the price of individual securities. In the event Voyageur is unsuccessful in predicting the movements of an index, a Fund could be in a worse position than had no hedge been attempted.

     Because exercises of index options are settled in cash, a Fund cannot determine the amount of its settlement obligations in advance and, with respect to call writing, cannot provide in advance for its potential settlement obligations by acquiring and holding the underlying securities. When a Fund writes an option on an index, the Fund will segregate or put into escrow with its custodian or pledge to a broker as collateral for the option, cash, high-grade liquid debt securities or "qualified securities" with a market value determined on a daily basis of not less than 100% of the current market value of the option.

     Options purchased and written by a Fund may be exchange traded or may be options entered into by the Fund in negotiated transactions with investment dealers and other financial institutions (over-the-counter or "OTC" options) (such as commercial banks or savings and loan associations) deemed creditworthy by Voyageur. OTC options are illiquid and it may not be possible for the Fund to dispose of options it has purchased or to terminate its obligations under an option it has written at a time when Voyageur believes it would be advantageous to do so.

     FUTURES CONTRACTS AND OPTIONS ON FUTURES CONTRACTS. Certain Funds may enter into futures contracts and purchase and write options on these contracts, including but not limited to interest rate and securities index contracts and put and call options on these futures contracts. These contracts will be entered into on domestic and foreign exchanges and boards of trade, subject to applicable regulations of the Commodity Futures Trading Commission. These transactions may be entered into for bona fide hedging and other permissible risk management purposes.

     In connection with transactions in futures contracts and writing related options, each Fund will be required to deposit as "initial margin" a specified amount of cash or short-term, U. S. Government securities. The initial margin required for a futures contract is set by the exchange on which the contract is traded. It is expected that the initial margin would be approximately 1-1/2% to 5% of a contract's face value. Thereafter, subsequent payments (referred to as "variation margin") are made to and from the broker to reflect changes in the value of the futures contract. No Fund will purchase or sell futures contracts or related options if, as a result, the sum of the initial margin deposit on that Fund's existing futures and related options positions and premiums paid for options or futures contracts entered into for other than bona fide hedging purposes would exceed 5% of the Fund's assets.

     Although futures contracts by their terms call for the actual delivery or acquisition of securities, in most cases the contractual obligation is fulfilled before the date of the contract without having to make or take delivery of the securities. The offsetting of a contractual obligation is accomplished by buying (or selling, as the case may be) on a commodities exchange an identical futures contract calling for delivery in the same month. Such a transaction, which is effected through a member of an exchange, cancels the obligation to make or take delivery of the securities. Since all transactions in the futures market are made, offset or fulfilled through a clearing house associated with the exchange on which the contracts are traded, a Fund will incur brokerage fees when it purchases or sells futures contracts.

RISKS OF TRANSACTIONS IN FUTURES CONTRACTS AND OPTIONS.

     HEDGING RISKS IN FUTURES CONTRACTS TRANSACTIONS. There are several risks in using securities index or interest rate futures contracts as hedging devices. One risk arises because the prices of futures contracts may not correlate perfectly with movements in the underlying index or financial instrument due to certain market distortions. First, all participants in the futures market are subject to initial margin and variation margin requirements. Rather than making additional variation margin payments, investors may close the contracts through offsetting transactions which could distort the normal relationship between the index or security and the futures market. Second, the margin requirements in the futures market are lower than margin requirements in the securities market, and as a result the futures market may attract more speculators than does the securities market. Increased participation by speculators in the futures market may also cause temporary price distortions. Because of possible price distortion in the futures market and because of imperfect correlation between movements in indexes of securities and movements in the prices of futures contracts, even a correct forecast of general market trends may not result in a successful hedging transaction over a very short period.

     Another risk arises because of imperfect correlation between movements in the value of the futures contracts and movements in the value of securities subject to the hedge. With respect to index futures contracts, the risk of imperfect correlation increases as the composition of a Fund's portfolio diverges from the financial instruments included in the applicable index.

     Successful use of futures contracts by a Fund is subject to the ability of Voyageur to predict correctly movements in the direction of interest rates or the relevant underlying securities market. If a Fund has hedged against the possibility of an increase in interest rates adversely affecting the value of fixed-income securities held in its portfolio and interest rates decrease instead, the Fund will lose part or all of the benefit of the increased value of its security which it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if the Fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements. Such sales of securities may, but will not necessarily, be at increased prices which reflect the rising market or decline in interest rates. The Fund may have to sell securities at a time when it may be disadvantageous to do so.

     LIQUIDITY OF FUTURES CONTRACTS. A Fund may elect to close some or all of its contracts prior to expiration. The purpose of making such a move would be to reduce or eliminate the hedge position held by the Fund. A Fund may close its positions by taking opposite positions. Final determinations of variation margin are then made, additional cash as required is paid by or to the Fund, and the Fund realizes a loss or a gain.

     Positions in futures contracts may be closed only on an exchange or board of trade providing a secondary market for such futures contracts. Although the Funds intend to enter into futures contracts only on exchanges or boards of trade where there appears to be an active secondary market, there is no assurance that a liquid secondary market will exist for any particular contract at any particular time.

     In addition, most domestic futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. The daily limit establishes the maximum amount that the price of a futures contract may vary either up or down from the previous day's settlement price at the end of a trading session. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit. The daily limit governs only price movement during a particular trading day and therefore does not limit potential losses because the limit may prevent the liquidation of unfavorable positions. It is possible that futures contract prices could move to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and subjecting some futures traders to substantial losses. In such event, it will not be possible to close a futures position and, in the event of adverse price movements, the Fund would be required to make daily cash payments of variation margin. In such circumstances, an increase in the value of the portion of the portfolio being hedged, if any, may partially or completely offset losses on the futures contract. However, as described above, there is no guarantee that the price of the securities being hedged will, in fact, correlate with the price movements in the futures contract and thus provide an offset to losses on a futures contract.

     RISK OF OPTIONS. The use of options on financial instruments and indexes and on interest rate and index futures contracts also involves additional risk. Compared to the purchase or sale of futures contracts, the purchase of call or put options involves less potential risk to a Fund because the maximum amount at risk is the premium paid for the options (plus transactions costs). The writing of a call option generates a premium, which may partially offset a decline in the value of a Fund's portfolio assets. By writing a call option, the Fund becomes obligated to sell an underlying instrument or a futures contract, which may have a value higher than the exercise price. Conversely, the writing of a put option generates a premium, but the Fund becomes obligated to purchase the underlying instrument or futures contract, which may have a value lower than the exercise price. Thus, the loss incurred by a Fund in writing options may exceed the amount of the premium received.

     The effective use of options strategies is dependent, among other things, on a Fund's ability to terminate options positions at a time when Voyageur deems it desirable to do so. Although a Fund will enter into an option position only if Voyageur believes that a liquid secondary market exists for such option, there is no assurance that the Fund will be able to effect closing transactions at any particular time or at an acceptable price. The Funds' transactions involving options on futures contracts will be conducted only on recognized exchanges.

     A Fund's purchase or sale of put or call options will be based upon predictions as to anticipated interest rates or market trends by Voyageur, which could prove to be inaccurate. Even if the expectations of Voyageur are correct, there may be an imperfect correlation between the change in the value of the options and of the Fund's portfolio securities.

     The writer of an option may have no control over when the underlying securities must be sold, in the case of a call option, or purchased, in the case of a put option; the writer may be assigned an exercise notice at any time prior to the termination of the obligation. Whether or not an option expires unexercised, the writer retains the amount of the premium. This amount, of course, may, in the case of a covered call option, be offset by a decline in the market value of the underlying security during the option period. If a call option is exercised, the writer experiences a profit or loss from the sale of the underlying security. If a put option is exercised, the writer must fulfill the obligation to purchase the underlying security at the exercise price which will usually exceed the then market value of the underlying security.

     The writer of an option that wishes to terminate its obligation may effect a "closing purchase transaction." This is accomplished by buying an option of the same series as the option previously written. The effect of a purchase is that the writer's position will be canceled by the clearing corporation. However, a writer may not effect a closing purchase transaction after being notified of the exercise of an option. Likewise, an investor who is the holder of an option may liquidate its position by effecting a "closing sale transaction." This is accomplished by selling an option of the same series as the option previously purchased. There is no guarantee that either a closing purchase or a closing sale transaction can be effected.

     Effecting a closing transaction in the case of a written call option will permit a Fund to write another call option on the underlying security with either a different exercise price or expiration date or both, or in the case of a written put option will permit a Fund to write another put option to the extent that the exercise price thereof is secured by deposited cash or short-term securities. Also, effecting a closing transaction will permit the cash or proceeds from the concurrent sale of any securities subject to the option to be used for other Fund investments. If a Fund desires to sell a particular security from its portfolio on which it has written a call option, it will effect a closing transaction prior to or concurrent with the sale of the security.

     A Fund will realize a profit from a closing transaction if the price of the transaction is less than the premium received from writing the option or is more than the premium paid to purchase the option; a Fund will realize a loss from a closing transaction if the price of the transaction is more than the premium received from writing the option or is less than the premium paid to purchase the option. Because increases in the market price of a call option will generally reflect increases in the market price of the underlying security, any loss resulting from the repurchase of a call option is likely to be offset in whole or in part by appreciation of the underlying security owned by the Fund.

     An option position may be closed out only where there exists a secondary market for an option of the same series. If a secondary market does not exist, it might not be possible to effect closing transactions in particular options with the result that the Fund would have to exercise the options in order to realize any profit. If the Fund is unable to effect a closing purchase transaction in a secondary market, it will not be able to sell the underlying security until the option expires or it delivers the underlying security upon exercise. Reasons for the absence of a liquid secondary market include the following: (i) there may be insufficient trading interest in certain options,
(ii) restrictions may be imposed by a national securities exchange ("Exchange") on opening transactions or closing transactions or both, (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options or underlying securities, (iv) unusual or unforeseen circumstances may interrupt normal operations on an Exchange, (v) the facilities of an Exchange or the Options Clearing Corporation may not at all times be adequate to handle current trading volume, or (vi) one or more Exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that Exchange (or in that class or series of options) would cease to exist, although outstanding options on that Exchange that had been issued by the Options Clearing
Corporation as a result of trades on that Exchange would continue to be exercisable in accordance with their terms.

     Certain Funds may purchase put options to hedge against a decline in the value of their portfolios. By using put options in this way, such Funds will reduce any profit they might otherwise have realized in the underlying security by the amount of the premium paid for the put option and by transaction costs.

     Certain Funds may purchase call options to hedge against an increase in price of securities that the Funds anticipate purchasing in the future. The premium paid for the call option plus any transaction costs will reduce the benefit, if any, realized by a Fund upon exercise of the option, and, unless the price of the underlying security rises sufficiently, the option may expire worthless to the Fund.

     As discussed above, options may be traded over-the-counter ("OTC options"). In an over-the-counter trading environment, many of the protections afforded to exchange participants will not be available. For example, there are no daily price fluctuation limits, and adverse market movements could therefore continue to an unlimited extent over a period of time. OTC options are illiquid and it may not be possible for the Funds to dispose of options they have purchased or terminate their obligations under an option they have written at a time when Voyageur believes it would be advantageous to do so. Accordingly, OTC options are subject to each Fund's limitation that a maximum of 15% of its net assets be invested in illiquid securities. In the event of the bankruptcy of the writer of an OTC option, a Fund could experience a loss of all or part of the value of the option. Voyageur anticipates that options on Tax Exempt Obligations will consist primarily of OTC options.

ILLIQUID INVESTMENTS

     Each Fund is permitted to invest up to 15% of its net assets in illiquid investments. For certain Funds, this policy is fundamental. See "Investment Restrictions" below. An investment is generally deemed to be "illiquid" if it cannot be disposed of within seven days in the ordinary course of business at approximately the amount at which the investment company is valuing the investment. "Restricted securities" are securities which were originally sold in private placements and which have not been registered under the Securities Act of 1933 (the "1933 Act"). Such securities generally have been considered illiquid by the staff of the Securities and Exchange Commission (the "SEC"), since such securities may be resold only subject to statutory restrictions and delays or if registered under the 1933 Act. However, the Securities and Exchange Commission has recently acknowledged that a market exists for certain restricted securities (for example, securities qualifying for resale to certain "qualified institutional buyers" pursuant to Rule 144A under the 1933 Act, certain forms of interest-only and principal-only, mortgaged-backed U.S. Government securities and commercial paper issued pursuant to the private placement exemption of
Section 4(2) of the 1933 Act). As a fundamental policy, the Funds may invest without limitation in these forms of restricted securities if such securities are deemed by Voyageur to be liquid in accordance with standards established by the Funds' Board. Under these guidelines, Voyageur must consider, among other things, (a) the frequency of trades and quotes for the security, (b) the number of dealers willing to purchase or sell the security and the number of other potential purchasers, (c) dealer undertakings to make a market in the security, and (d) the nature of the security and the nature of the marketplace trades (for example, the time needed to dispose of the security, the method of soliciting offers and the mechanics of transfer.)

     At the present time, it is not possible to predict with accuracy how the markets for certain restricted securities will develop. Investing in restricted securities could have the effect of increasing the level of a Fund's illiquidity to the extent that qualified purchasers of the securities become, for a time, uninterested in purchasing these securities.

     As more fully described in the Funds' prospectus, the Funds are permitted to invest in municipal leases. Traditionally, municipal leases have been viewed by the Securities and Exchange Commission staff as illiquid investments. However, subject to Board standards similar to the standards applicable to restricted securities (as discussed above), Voyageur may treat certain municipal leases as liquid investments and not subject to the policy limiting illiquid investments.

DIVERSIFICATION

     Each Fund designated as such on the cover of the prospectus operates as a "diversified" management investment company, as defined in the Investment Company Act of 1940 (the "1940 Act"), which means that at least 75% of its total assets must be represented by cash and cash items (including receivables), Government securities, securities of other investment companies, and other securities for the purposes of this calculation limited in respect of any one issuer to an amount not greater in value than 5% of the value of total assets of such Fund and to not more than 10% of the outstanding voting securities of such issuer. The other Funds are "non-diversified," as defined in the 1940 Act. See the prospectus regarding certain considerations relating to "non-diversified" status.

     Each Fund intends to conduct its operations so that it will comply with diversification requirements and qualify under the Internal Revenue Code of 1986 as a "regulated investment company." In order to qualify as a regulated investment company, each Fund must limit its investments so that, at the close of each quarter of the taxable year, with respect to at least 50% of its total assets, not more than 5% of its total assets will be invested in the securities of a single issuer. In addition, the Code requires that not more than 25% in value of each Fund's total assets may be invested in the securities of a single issuer at the close of each quarter of the taxable year.

     For purposes of such diversification, the identification of the issuer of Tax Exempt Obligations depends on the terms and conditions of the security. If a State or a political subdivision thereof pledges its full faith and credit to payment of a security, the State or the political subdivision, respectively, is deemed the sole issuer of the security. If the assets and revenues of an agency, authority or instrumentality of a State or a political subdivision thereof are separate from those of the State or political subdivision and the security is backed only by the assets and revenues of the agency, authority or instrumentality, such agency, authority or instrumentality is deemed to be the sole issuer. Moreover, if the security is backed only by revenues of an enterprise or specific projects of the State, a political subdivision or agency, authority or instrumentality, such as utility revenue bonds, and the full faith and credit of the governmental unit is not pledged to the payment thereof, such enterprise or specific project is deemed the sole issuer.

     Similarly, in the case of an industrial development bond, if that bond is backed only by certain revenues to be received from the non-governmental user of the project financed by the bond, then such non-governmental user is deemed to be the sole issuer. If, however, in any of the above cases, a State, political subdivision or some other entity guarantees a security and the value of all securities issued or guaranteed by the guarantor and owned by one of the Funds exceeds 10% of the value of such Fund's total assets, the guarantee is considered a separate security and is treated as an issue of the guarantor. Investments in municipal obligations refunded with escrowed U. S. Government securities will be treated as investments in U. S. Government securities for purposes of determining a Fund's compliance with the 1940 Act diversification requirements.

PORTFOLIO TURNOVER

     Portfolio turnover for a Fund is the ratio of the lesser of annual purchases or sales of portfolio securities by the Fund to the average monthly value of portfolio securities owned by such Fund, not including securities maturing in less than 12 months. A 100% portfolio turnover rate would occur, for example, if the lesser of the value of purchases or sales of a Fund's portfolio securities for a particular year were equal to the average monthly value of the portfolio securities owned by the Fund during the year. The portfolio turnover rate for each of the Funds (other than for Funds which have not commenced investment operations as of the date of this Statement of Additional Information) is set forth in the prospectus under "Financial Highlights."

INVESTMENT RESTRICTIONS

     The Funds have adopted certain investment restrictions set forth below which, together with the investment objectives of each Fund and other policies which are specifically identified as fundamental in the Prospectus or herein cannot be changed without approval by holders of a majority of the outstanding voting shares of the Fund. As defined in the 1940 Act, this means the lesser of the vote of (1) 67% of the shares of a Fund at a meeting where more than 50% of the outstanding shares of a Fund are present in person or by proxy or (2) more than 50% of the outstanding shares of a Fund. The following investment restrictions apply to Arizona Insured Tax Free Fund, California Insured Tax Free Fund, Colorado Tax Free Fund, Florida Insured Tax Free Fund, Kansas Tax Free
Fund, Minnesota Insured Fund, Minnesota Limited Term Tax Free Fund, Minnesota Tax Free Fund, Missouri Insured Tax Free Fund, National Insured Tax Free Fund, New Mexico Tax Free Fund, North Dakota Tax Free Fund, Oregon Insured Tax Free Fund, Utah Tax Free Fund, and Washington Insured Tax Free Fund. No such Fund will:

          (1) Borrow money, except from banks for temporary or emergency purposes in an amount not exceeding 20% (10% for Colorado Tax Free Fund) of the value of such Fund's total assets, including the amount borrowed. The Funds may not borrow for leverage purposes, and securities will not be purchased while borrowings are outstanding. Interest paid on any money borrowed will reduce such Fund's net income.

          (2) Pledge, hypothecate, mortgage or otherwise encumber its assets in excess of 10% of its total assets (taken at the lower of cost or current value) and then only to secure borrowings permitted by restriction (1) above.

          (3) Purchase securities on margin, except such short-term credits as may be necessary for the clearance of purchases and sales of securities.

          (4) Make short sales of securities or maintain a short position for the account of such Fund unless at all times when a short position is open it owns an equal amount of such securities or owns securities which, without payment of any further consideration, are convertible into or exchangeable for securities of the same issue as, and equal in amount to, the securities sold short.

          (5) Underwrite securities issued by other persons except to the extent that, in connection with the disposition of its portfolio investments, it may be deemed to be an underwriter under federal securities laws.

          (6) Purchase or sell real estate, although it may purchase securities which are secured by or represent interests in real estate.

          (7) Purchase or sell commodities or commodity contracts (including futures contracts).

          (8) Make loans, except by purchase of debt obligations in which such Fund may invest consistent with its investment policies, and through repurchase agreements.

          (9) Invest in securities of any issuer if, to the knowledge of such Fund, officers and directors (or trustees) of such Fund or officers and directors of such Fund's investment adviser who beneficially own more than 1/2 of 1% of the securities of that issuer together own more than 5% of such securities.

          (10) Invest 25% or more of its assets in the securities of issuers in any single industry, except that the Funds may invest without limitation, in circumstances in which other appropriate available investments may be in limited supply, in housing, health care and utility obligations; provided that there shall be no limitation on the purchase of Tax Exempt Obligations and, for defensive purposes, obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities. (Note: For purposes of this investment restriction, Voyageur interprets "Tax Exempt Obligations" to exclude limited obligation bonds payable only from revenues derived from facilities or projects within a single industry.)

          (11) Invest more than 15% of its net assets in illiquid investments.

     The following fundamental investment restrictions apply to Iowa Tax Free Fund and Wisconsin Tax Free Fund. These Funds will not:

          (1) Borrow money, except from banks for temporary or emergency purposes in an amount not exceeding 20% of the value of such Fund's total assets, including the amount borrowed. The Funds may not borrow for leverage purposes, and securities will not be purchased while borrowings are outstanding. Interest paid on any money borrowed will reduce such Fund's net income.

          (2) Underwrite securities issued by other persons except to the extent that, in connection with the disposition of its portfolio investments, it may be deemed to be an underwriter under federal securities laws.

          (3) Purchase or sell real estate, although it may purchase securities which are secured by or represent interests in real estate.

          (4) Make loans, except by purchase of debt obligations in which such Fund may invest consistent with its investment policies, and through repurchase agreements.

          (5) Invest 25% or more of its assets in the securities of issuers in any single industry , except that it may invest without limitation, in circumstances in which other appropriate available investments may be in limited supply, in housing, health care and/or utility obligations; provided that there shall be no limitation on the purchase of Tax Exempt Obligations and, for defensive purposes, obligations issued or guaranteed by U.S. Government, its agencies or instrumentalities. (Note: For purposes of this investment restriction, Voyageur interprets "Tax Exempt Obligations" to exclude limited obligations bonds payable only from revenues derived from facilities or projects within a single industry.)

          (6) Issue any senior securities (as defined in the 1940 Act), except as set forth in investment restriction number (1) above, and except to the extent that purchasing or selling on a when-issued or forward commitment basis may be deemed to constitute issuing a senior security.

          (7) Purchase or sell commodities or commodity contracts (including futures contracts).

          (8) Make short sales of securities or maintain a short position for the account of such Fund unless at all times when a short position is open it owns an equal amount of such securities or owns securities which, without payment of any further consideration, are convertible into or exchangeable for securities of the same issue as, and equal in amount to, the securities sold short.

     The following restrictions apply to Arizona Limited Term Tax Free Fund, Arizona Tax Free Fund, California Limited Term Tax Free Fund, California Tax Free Fund, Colorado Limited Term Tax Free Fund, Colorado Insured Tax Free Fund, Florida Limited Term Tax Free Fund, Florida Tax Free Fund, Idaho Tax Free Fund, National Limited Term Tax Free Fund and National Tax Free Fund. No such Fund will:

          (1) Borrow money (provided that such Fund may enter into reverse repurchase agreements), except from banks for temporary or emergency purposes in an amount not exceeding 20% of the value of the Fund's total assets, including the amount borrowed. The Funds may not borrow for leverage purposes, provided that such Funds may enter into reverse repurchase agreements for such purposes, and securities will not be purchased while outstanding borrowings exceed 5% of the value of such Fund's total assets.

          (2) Underwrite securities issued by other persons except to the extent that, in connection with the disposition of portfolio investments, such Fund may be deemed to be an underwriter under federal securities laws.

          (3) Purchase or sell real estate, although it may purchase securities which are secured by or represent interests in real estate.

          (4) Make loans, except by purchase of debt obligations in which the Fund may invest consistent with its investment policies, and through repurchase agreements.

          (5) Invest 25% or more of its assets in the securities of issuers in any single industry (except that it may invest without limitation, in circumstances in which other appropriate available investments may be in limited supply, in housing, health care, utility, transportation, education and/or industrial obligations); provided that there shall be no limitation on the purchase of Tax Exempt Obligations and, for defensive purposes, obligations issued or guaranteed by the U. S. government, its agencies or instrumentalities. (Note: For purposes of this investment restriction, Voyageur interprets "Tax Exempt Obligations" to exclude limited obligations bonds payable only from revenues derived from facilities or projects within a single industry.)

          (6) Issue any senior securities (as defined in the 1940 Act), except as set forth in investment restriction number (1) above, and except to the extent that using options, futures contracts and options on futures contracts, purchasing or selling on a when-issued or forward commitment basis or using similar investment strategies may be deemed to constitute issuing a senior security.

          (7) Purchase or sell commodities or futures or options contracts with respect to physical commodities. This restriction shall not restrict the Fund from purchasing or selling, on a basis consistent with any restrictions contained in its then-current Prospectus, any financial contracts or instruments which may be deemed commodities (including, by way of example and not by way of limitation, options, futures, and options on futures with respect, in each case, to interest rates, currencies, stock indices, bond indices or interest rate indices).

          (8) With respect to Florida Limited Term Tax Free Fund only, pledge, hypothecate, mortgage or otherwise incumber its assets in excess of 10% of its total assets (taken at the lower of cost or current value). For the purposes of this restriction, collateral arrangements for margin deposits on futures contracts with respect to the writing of options, with respect to reverse repurchase agreements or with respect to similar investment techniques are not deemed to be a pledge of assets.

     The following non-fundamental investment restrictions may be changed by the Board of each Fund at any time. None of the Funds will:

          (1) Invest more than 5% of its total assets in securities of any single investment company, nor more than 10% of its total assets in securities of two or more investment companies, except as part of a merger, consolidation or acquisition of assets.

          (2) Buy or sell oil, gas or other mineral leases, rights or royalty contracts.

          (3) With respect to the National Funds, such Funds will not write puts if, as a result, more than 50% of the Fund's assets would be required to be segregated to cover such puts.

          (4) With respect to Arizona Limited Term Tax Free Fund, Arizona Tax Free Fund, California Limited Term Tax Free Fund, California Tax Free Fund, Colorado Limited Term Tax Free Fund, Colorado Insured Tax Free Fund, Florida Limited Term Tax Free Fund, Florida Tax Free Fund, Idaho Tax Free Fund, National Limited Term Tax Free Fund and National Tax Free Fund, such Funds will not make short sales of securities or maintain a short position for the account of such Fund, unless at all times when a short position is open it owns an equal amount of such securities or owns securities which, without payment of any further consideration, are convertible into or exchangeable for securities of the same issue as, and equal in amount to, the securities sold short.

     Any investment restriction or limitation which involves a maximum percentage of securities or assets shall not be considered to be violated unless an excess over the percentage occurs immediately after an acquisition of securities or a utilization of assets and such excess results therefrom.

                       SPECIAL FACTORS AFFECTING THE FUNDS

     The following information is a brief summary of particular state factors affecting the Funds and does not purport to be a complete description of such factors. The financial condition of a state, its public authorities and local governments could affect the market values and marketability of, and therefore the net asset value per share and the interest income of the respective state Fund, or result in the default of existing obligations, including obligations which may be held by a Fund. Further, each state faces numerous forms of litigation seeking significant damages which, if awarded, could adversely affect the financial situation of a state or issuers located in such state. It should be noted that the creditworthiness of obligations issued by local issuers may be unrelated to the creditworthiness of a state, and that there is no obligation on the part of a state to make payment on such local obligations in the event of default in the absence of a specific guarantee or pledge provided by a state.
The following information is based primarily upon information derived from public documents relating to securities offerings of issuers of such states and other historically reliable sources, but has not been independently verified by the Funds. The Funds make no representation or warranty regarding the completeness or accuracy of such information. The market value of the shares of any Fund may fluctuate due to factors such as changes in interest rates, matters affecting a particular state or for other reasons.

FACTORS AFFECTING ARIZONA FUNDS

     GENERAL ECONOMIC CONDITIONS. Arizona is the nation's sixth largest state in terms of area and ranks among the leading states in three economic indices of growth. Arizona's main economic/employment sectors include services, tourism and manufacturing. Mining and agriculture are also significant, although they tend to be more capital than labor intensive. Services is the single largest economic sector. Many of these jobs are directly related to tourism. The need to provide services for these visitors has contributed substantially to employment gains in the State.

     The unemployment rate in Arizona for 1993 was 6.4% compared to a national rate of 6.4%. While growth in the number of jobs in Arizona was consistent at the rate of 2.4% to 2.5% in 1989 and 1990, and job growth for 1991 was 1.8%, this was due in large part to consistently strong government and services job markets in the past three years. Job growth may be adversely affected by a potential closing of a major air force based near Phoenix and the bankruptcy of several major employers, including America West Airlines. Arizona's economy has continued to grow in recent years, although at a slower rate of economic growth than in earlier periods.

     In 1986, the value of Arizona real estate began a steady decline, reflecting a market which had been overbuilt in the previous decade with a resulting surplus of completed inventory. This decline adversely affected both the construction industry and those Arizona financial institutions which had aggressively pursued many facets of real estate lending. In the future, Arizona's financial institutions are likely to continue to experience problems until the excess inventories of commercial and residential properties are absorbed. The problems of these financial institutions have adversely affected employment and economic activity.

     BUDGETARY PROCESS. Arizona operates on a fiscal year beginning July 1 and ending June 30. Total General Fund revenues grew by 14.2% in fiscal year 1992 over fiscal 1991. Non-tax revenue includes items such as income from the state lottery, licenses, fees and permits, and interest.

     For fiscal year 1992, the budget called for expenditures of $2.7 billion. Major appropriations include $1.3 billion to the Department of Education (for grades K-12), $369.9 million for the administration of the Arizona Health Care Cost Containment System ("AHCCCS", the State's alternative to Medicaid), $357.4 million to the Department of Economic Security and $255.9 million to the Department of Corrections. The budget for fiscal year 1991 totaled approximately $2.537 billion. The State's general fund revenues for fiscal year 1993 were budgeted at $3.66 billion and the total general fund expenditures for fiscal year 1993 are budgeted at $3.65 billion. The State's general fund revenues for fiscal year 1994 were approximately $4.164 billion and total general fund expenditures for fiscal 1994 were approximately $3.934 billion leaving a positive fund balance of approximately $229 million.

     The State is not permitted to issue general obligation debt. The particular source of payment and security for each of the Arizona Tax Exempt Obligations is detailed in the debt instruments themselves and in related offering materials. There can be no assurances with respect to whether the market value or marketability of any of the Arizona Tax Exempt Obligations issued by an entity other than the State of Arizona will be affected by financial or other conditions of the State or of any entity located within the State. In addition, it should be noted that the State of Arizona, as well as counties, municipalities, political subdivisions and other public authorities of the State, are subject to limitations imposed by Arizona's Constitution with respect to ad valorem taxation, bonded indebtedness and other matters. For example, the State legislature cannot appropriate revenues in excess of 7% of the total personal income of the State in any fiscal year. These limitations may affect the ability of the issuers to generate revenues to satisfy their debt obligations.

     Local governments have experienced many of the same fiscal difficulties for many of the same reasons and, in several cases, have been prevented by Constitutional limitations on bonded indebtedness from securing necessary funds to undertake street, utility and other infrastructure expansions, improvements and renovations in order to meet the need of rapidly increasing populations. In this regard, the voters of the cities of Phoenix and Tucson and adjoining counties have approved certain bond issuances.

     Although most of the Arizona Tax Exempt Obligations are revenue obligations of local governments or authorities in the State, there can be no assurance that the fiscal and economic conditions referred to above will not affect the market value or marketability of the Arizona Tax Exempt Obligations or the ability of the respective obligors to pay principal of and interest on the Arizona Tax Exempt Obligations when due.

     The State of Arizona was sued by fifty-four school districts within the State, claiming the State's funding system for school buildings and equipment is unconstitutional. The lawsuit does not seek damages, but request that the court order the State to create a new financing system that sets minimum standards for buildings and furnishings that apply on a statewide basis. A superior court ruling has upheld the constitutionality of the State's school funding system. It is anticipated that this decision will be appealed. It is unclear at this time what effect any judgment would have on State finances or school district budgets. The U.S. Department of Education has determined that Arizona's educational funding system does not meet federal requirements of equity. This determination could mean a loss in federal funds of approximately $50 million.

     Certain other circumstances are relevant to the market value, marketability and payment of any Arizona Tax Exempt Obligations consisting of hospital and health care revenue bonds. The Arizona Legislature has in the past sought to enact health care cost control legislation. Certain other health care regulatory laws have expired. It is expected that the Arizona Legislature will at future sessions continue to attempt to adopt legislation concerning health care cost control and related regulatory matters. The effect of any such legislation or of the continued absence of any legislation restricting hospital bed increases and limiting new hospital construction on the ability of Arizona hospitals and other health care providers to pay debt service on their revenue bonds cannot be determined at this time.

     Arizona does not participate in the federally administered Medicaid program. Instead, the State administers an alternative program, AHCCCS, which provides health care to indigent persons meeting certain financial eligibility requirements through managed care programs.

     Under State law, hospitals retain authority to raise rates with notification and review by, but not approval from, the Department of Health Services. Hospitals in Arizona have experienced profitability problems along with hospitals in other states. At least two Phoenix-based hospitals have defaulted on or reported difficulties in meeting their bond obligations in recent years.

     With respect to Arizona Tax Exempt Obligations consisting of investor owned public utility pollution control revenue bonds, the issuance of such bonds and the periodic rate increases needed to cover operating costs and debt service are generally subject to regulation by the Arizona Corporation Commission. On July 15, 1991, several creditors of Tucson Electric Power Company ("Tucson Electric") filed involuntary petitions under Chapter 11 of the U.S. Bankruptcy Code to force Tucson Power to reorganize under the supervision of the bankruptcy court. On December 31, 1991, the Bankruptcy Court approved the utility's motion to dismiss the July petition after five months of negotiations between Tucson Electric and its creditors to restructure the utility's debt and other obligations. In December 1992, Tucson Electric announced that it had completed its financial restructuring. In January 1993, Tucson Electric asked the Arizona Corporation Commission for a 9.6% average rate increase. Tucson Electric serves approximately 270,000 customers, primarily in the Tucson area. Inability of any regulated public utility to secure necessary rate increases could adversely affect, to an indeterminable extent, its ability to pay debt service on its pollution control revenue bonds.

FACTORS AFFECTING CALIFORNIA FUNDS

     GENERAL. California's economy is the largest among the 50 states and one of the largest in the world. The State's July 1, 1993 population of almost 32 million represented over 12 percent of the total United States population. Total employment is about 14 million, the majority of which is in the service, trade and manufacturing sectors.

     The official 1990 Census population was 29,760,021 as of April 1, 1990, which represented an increase of over 6 million persons, or 26 percent, during the decade of the 1980s. The bureau of the Census conducted a post enumeration survey which indicated an undercount of 1,000,000. The City of Los Angeles and the City and County of San Francisco are parties to a federal District Court action in southern California challenging the accuracy of the 1990 census count. California, through its Attorney General, is a plaintiff in another federal District Court action in New York City that also challenges the accuracy of the 1990 census count. The federal District Court in New York City sustained the accuracy of the 1990 census count. The matter is now on appeal. California did not join the appeal. In August 1994, the United States Court of Appeals for the Second Circuit issued its decision remanding the matter to the District Court to review, under a different legal standard, the decision of the Department of Commerce not to adjust the 1990 census.

     STATE FINANCES. Since the start of the 1990-91 fiscal year, the State has faced the worst economic, fiscal and budget conditions since the 1930's. Construction, manufacturing (especially aerospace), exports and financial services, among others, have all been severely affected. Job losses have been the worst of any post-war recession. Employment levels were expected to stabilize by late 1993 before net employment starts to increase, and pre-recession job levels are not expected to be reached for several more years. Unemployment reached 10% in November 1992 and is expected to remain above the National average through 1994.

     The recession has seriously affected State tax revenues, which basically mirror economic conditions. It has also caused increased expenditures for health and welfare programs. The State has also been facing a structural imbalance in its budget with the largest programs supported by the General Fund--K-12 schools and community colleges, health and welfare, and corrections--growing at rates higher than the growth rates for the principal revenue sources of the General Fund. As a result, the State has experienced recurring budget deficits. The Controller reports that expenditures exceeded revenues for four of the five fiscal years ending with 1991-92. By June 30, 1993, according to the Department of Finance, the State's Reserve for Economic Uncertainties had a deficit, on a budget basis, of approximately $2.8 billion. Thus the accumulated budget deficit at June 30, 1994 is now estimated by the Department of Finance to be approximately $2.0 billion, and the deficit will not be retired by June 30, 1995 as planned.

     The State's significant financial difficulties, have reduced its credit standing. The ratings of certain related debt of other issuers for which the State has an outstanding lease purchase, guarantee or other contractual obligation (such as for State-insured hospital bonds) are generally linked directly to the State's rating. Should the financial condition of the State deteriorate, its credit ratings could be further reduced, and the market value and marketability of all outstanding notes and bonds issued by the State, its public authorities or local governments could be adversely affected.

     As a result of the deterioration in the State's budget and cash situation in fiscal years 1991-92 and 1992-93, the rating agencies reduced the State's credit ratings. Between October 1991 and October 1992 the rating on the State's general obligation bonds was reduced by S & P from "AAA" to "A+," by Moody's from "Aaa" to "Aa," and by Fitch Investors Service, Inc. from "AAA" to "AA." On July 15, 1994, the rating agencies rating the State's long-term debt lowered their ratings of the State's general obligation bonds. Moody's Investors Service lowered its rating from "Aa" to "A1," and Standard & Poor's Ratings Group lowered its rating from "A+" to "A" and termed its outlook as "stable."

     A further consequence of the large budget imbalances over the last three fiscal years has been that the State depleted its available cash resources and has had to use a series of external borrowings to meet its cash needs.

     The 1994-95 Fiscal Year represents the fourth consecutive year the Governor and Legislature were faced with a very difficult budget environment to produce a balanced budget. Many program cuts and budgetary adjustments have already been made in the last three years. The Governor's Budget Proposal, as updated in May and June, 1994, recognized that the accumulated deficit could not be repaid in one year, and proposed a two-year solution. The budget proposal sets forth revenue and expenditure forecasts and revenue and expenditure proposals which result in operating surpluses for the budget for both 1994-95 and 1995-96, and lead to the elimination of the accumulated budget deficit, estimated at about $2.0 billion at June 30, 1994, by June 30, 1996.

     With the combined program to balance the budget over the period 1993-94 and 1994-95, the Governor's plan projects a General Fund balance of $510 million on June 30, 1995.

     The forecast predicts the State's economy will improve slowly in 1994 and 1995, but will continue to experience deep defense budget cuts, over built commercial real estate and high business and living costs, especially compared to neighboring western states.

     The Northridge earthquake resulted in a downward revision for this year's personal income growth--from 4 percent in the 1994-95 Governor's Budget to 3.6 percent. However, this decline is more than explained by the $5.5 billion charged against rental and proprietors' incomes -- equal to 0.8 percent of total income -- reflecting uninsured damage from the quake. For calendar year 1995, without the effect of the quake, income is projected to grow 6.1 percent, compared to 5 percent as forecast in the 1994-95 Governor's Budget. Without the effect of the quake, income growth was little changed in the May 1994 Revision compared to the 1994-95 Governor's Budget forecast.

     The unemployment rate in September 1993 was 9.4%, almost unchanged from the year earlier, and much higher than the national rate. As projected, the rate has averaged over 9% in 1993. As total jobs have declined, the main factor in the unemployment rate is the size of the labor force working or actively seeking employment. The Department of Finance recently reported that California suffered a net loss of 150,000 residents to other states in the last fiscal year. The employment upturn is still tenuous. The Employment Development Department revised down February's employment gain and March was revised to a small decline. Unemployment rates in California have historically been volatile. For example, since January they have ranged from a high of 10.1 percent to a low of
8.3 percent. The small sample size coupled with changes made to the survey instrument in January contribute to this volatility.

     Finally, the Department of Finance noted that California would be hit hard by the latest round of federal military base closings and force realignments, which will be implemented over the remaining years of the decade. California was estimated to have 22% of the nation's defense spending, but might suffer 25-30% of the defense spending cuts over the next five years. The Department also estimates that the recent federal Budget Reconciliation Act will have a disproportionate and negative impact on California. California wold suffer 19.5% of the outlay reductions, which rely heavily on defense budget cuts, and the State, with many high income taxpayers, will pay nearly 14.5% of the tax increases, compared to 12% of the nation's population.

     Recently, Orange County, California filed a voluntary petition under the bankruptcy code. It is uncertain what effect the filing will have on the state's ratings or on issuers located within Orange County.

     LIMITATIONS ON TAXES. The taxing powers of California local governments and districts are limited by Article XIII A of the California Constitution, enacted by the voters in 1978 and commonly known as "Proposition 13". Briefly, Article XIII A limits to 1% of full cash value the rate of AD VALOREM property taxes on real property and generally restricts the reassessment of property to the rate of inflation, not to exceed 2% per year, or decline in value, or in the case of new construction or change of ownership (subject to a number of exemptions).
Article XIII A prohibits local governments from raising revenues through AD VALOREM property taxes above the 1% limit (except to pay debt service on certain voter-approved general obligation debt); it also requires voters of any governmental unit to give two-thirds approval to levy any "special tax". The interpretation of such term has been the subject of several court decisions and of Proposition 62, enacted by voters in 1986, creating a complex and sometimes conflicting body of law imposing different limits and approval requirements based upon particular types of taxes and of governmental units. In December 1991, the California Supreme Court overturned, in part, an earlier interpretation and ruled that special districts were required to obtain two-thirds voter approval to impose non-property taxes, such as sales taxes, if such district was "essentially controlled" by a city or county and is being used to circumvent Article XIIIA limits.

     APPROPRIATIONS LIMIT. The State and its local governments are subject to an annual "appropriations limit" imposed by Article XIII B of the California Constitution, enacted by the voters in 1979 and significantly modified by Propositions 98 and 111 in 1988 and 1990, respectively. "Appropriations subject to limitation" are authorizations to spend "proceeds of taxes," which consist of tax revenues and certain other funds, including proceeds from regulatory licenses, user charges or other fees to the extent that such proceeds exceed the cost of providing the product or service, but "proceeds of taxes" excludes most State subventions to local governments. No limit is imposed on appropriations of funds which are not "proceeds of taxes," such as reasonable user charges or fees, and certain other non-tax funds.

     Among the expenditures not included in the Article XIII B appropriations limit are (1) the debt service cost of bonds issued or authorized prior to January 1, 1979, or subsequently authorized by the voters, (2) appropriations required to comply with mandates of courts or the federal government, (3) appropriations for qualified capital outlay projects, and (4) appropriations of revenues derived from any increases in gasoline taxes and vehicle weight fees above certain limits.

     The State's tax revenue experience clearly reflects sharp declines in employment, income and retail sales on a scale not seen in over 50 years. The 1993-94 Budget Act assumes the State will remain in recessionary conditions through 1993, with a modest upturn beginning late in 1993 or in 1994. Pre-recession job levels are not expected to be reached until 1996.

     To meet its seasonal cash flow needs, the State has used internal borrowing resources (temporary loans from the Special Fund for Economic Uncertainties and its special funds) and issued tax and revenue anticipation notes. The State's short term borrowing requirements in the public credit markets have increased substantially in recent years, rising from $2.1 billion in FY 1987-88 to over $5.0 billion in FY 1992-93, and are now greater than those of any other state or municipal government. The proceeds of the notes have been used, in addition to seasonal cash flow needs, to repay interim notes issued early in each fiscal year to secure a bridge loan provided to the State. No assurance can be given that the State will be able to continue to meet its financing requirements in the public credit markets at the times or in the amounts required.

     REVENUE BASE. The principal sources of General Fund revenues are economically sensitive, and include the California personal income tax (42% of total FY1991-92 receipts), the sales tax (35%), bank and corporation taxes (11%), and the gross premium tax on insurance (3%). Legislation in 1991 added two new marginal tax rates at 10% and 11%, effective for tax years 1991 through 1995. After 1995, the maximum personal income tax rate is scheduled to return to 9.3%, thereby reducing the State's tax base in future years.

     Operating results for the General Fund are significantly affected by the reliability of fiscal projections made during the budget adoption process of revenues expected to be collected during the ensuing fiscal year. Such projections are based upon forecasts of economic conditions which may not be sustained by actual results. A substantial budgetary imbalance would result if countervailing reductions in appropriated expenditures are not implemented during the fiscal year.

     BUDGETARY FLEXIBILITY. The provisions of the California Constitution extending the right of initiative to voters provides a mechanism which has been, and may be used in the future, to bypass the traditional budgetary process to enact measures which may impact or divert revenues and mandate or curtail expenditures. Recently adopted initiatives include Propositions 98 and 111.

     Proposition 98 further restricted the State's fiscal flexibility by guaranteeing K-14 schools a minimum share of General Fund revenues by applying a complex formula. For several years the State has maintained a Special Fund for Economic Uncertainties as a reserve fund which was depleted (and subsequently replenished) to finance the FY1989-90 and FY1990-91 operating deficits. The $1.3 billion fund, again depleted during FY1991-92, has been budgeted at only $28 million for FY1992-93, further reducing budgetary flexibility.

     STATE ASSISTANCE TO LOCALITIES. Property tax revenues received by local governments declined more than 50% following passage of Proposition 13. Subsequently, the California Legislature enacted measures to provide for the redistribution of the State's General Fund surplus to local agencies, the reallocation of certain State revenues to local agencies and the assumption of certain governmental functions by the State to assist municipal issuers to raise revenues. However, in response to the State's current fiscal difficulties, the State has substantially reduced its financial assistance to counties and cities; diverted a large share of local property taxes to K-14 districts from other local governmental units; and adopted measures to transfer certain of its governmental functions to its counties and cities, accompanied by new funding sources; such actions could compound the serious fiscal constraints already experienced by many local governments. To the extent the State should be constrained by its Article XIII B appropriations limit, or its obligation to conform to Proposition 98, or other fiscal considerations, State assistance to local governments may be further reduced.

     OTHER CONSIDERATIONS. Securities which are assessment bonds or Mello-Roos bonds may be adversely affected by a general decline in real estate values or a slowdown in real estate sales activity. In many cases, such bonds are secured by land which was undeveloped at the time of issuance but anticipated to be developed. In the event of an economic slowdown or recession, such development may not occur or may be delayed, thereby increasing the risk of a default of bonds. Because the special assessments or taxes securing these bonds are not the personal liability of the owners of the assessed property, the lien on the property (which may decline in value) is the only security for the bonds. Moreover, in most cases the bond issuer is not required to make payments on the bonds in the event of delinquency in the payment of assessments or taxes, except from amounts, if any, in a bond reserve fund.

     Limitations on AD VALOREM property taxes may particularly affect tax allocation bonds issued by California redevelopment agencies. Such bonds are secured solely by the increase in assessed valuation of a redevelopment project area after the start of redevelopment activity. In the event that assessed values in the redevelopment area decline (for example, because of an economic downturn or a major natural disaster such as an earthquake), the tax increment revenue may be insufficient to make principal and interest payments on these bonds. The major rating agencies have withdrawn ratings when initiatives affecting property taxes have qualified for the ballot, and have not uniformly restored such ratings when measures (such as Proposition 13) have been adopted.

     Payments to provide for debt service on securities (such as certificates of participation) secured in whole or in part from governmental payments pursuant to a lease agreement, service contract, installment sale or similar contract are subject to annual appropriation by the governing legislative body. Among other factors, a budgetary imbalance in future fiscal years could affect the ability and willingness of such governing body to appropriate, and the availability of moneys to make, the payments provided for in such contract.

     The repayment of industrial development bonds secured by real property may be affected by California laws limiting foreclosure rights of creditors. Health care and hospital bonds may be affected by changes in State regulations governing cost reimbursements to Medi-Cal providers, including risks related to the policy of awarding exclusive contracts to certain hospitals. Periodic droughts may affect revenues securing water and sewer bonds and electric and power securities related to hydroelectric facilities.

     Substantially all of California is within an active geologic region subject to major seismic activity. Any security in the Fund could be affected by an interruption of revenues because of damaged facilities, or, consequently, income tax deductions for casualty losses or property tax assessment reductions. Compensatory financial assistance could be constrained by the inability of (i) an issuer to have obtained earthquake insurance coverage at reasonable rates;
(ii) an insurer to perform on its contracts of insurance in the event of widespread losses; or (iii) the federal or State governments to appropriate sufficient funds within their respective budget limitations.

FACTORS AFFECTING COLORADO FUNDS

     COLORADO FISCAL CONDITION. The State Constitution required that expenditures for any fiscal year not exceed revenues for such fiscal year. By statute, the amount of General Fund revenues available for appropriation is based upon revenue estimates which, together with other available resources, must exceed annual appropriations by the amount of the unappropriated reserve (the "Unappropriated Reserve"). The Unappropriated Reserve requirement for fiscal year 1991, 1992 and 1993 was set at 3% of total appropriations from the General Fund. For fiscal years 1994 and thereafter, the Unappropriated Reserve retirement is set at 4%. In addition to the Unappropriated Reserve, a constitutional amendment approved by Colorado voters in 1992 requires the State and each local government to reserve a certain percentage of its fiscal year spending (excluding bonded debt service) for emergency use (the "Emergency Reserve"). The minimum Emergency Reserve is set at 2% for 1994 and 3% for 1995 and later years. For fiscal year 1992 and thereafter General Fund appropriations are also limited by statute to an amount equal to the cost of performing certain required reappraisals of taxable property plus an amount equal to the lesser of
(i) five percent of Colorado personal income or (ii) 106% of the total General Fund appropriations for the previous fiscal year. This restriction does not apply to any General Fund appropriations which are required as a result of a new federal law, a final state or federal court order or moneys derived from the increase in the rate or amount of any tax or fee approved by a majority of the registered electors of the State voting at any general election. In addition, the statutory limit on the level of Federal Fund appropriations may be exceeded for a given fiscal year upon the declaration of a State fiscal emergency by the State General Assembly.

     The 1992 fiscal year ending General Fund balance was $133.3 million, which as $49.1 million over the Unappropriated Reserve requirement. The 1993 fiscal year ending General Fund balance was $326.6 million, or $196.7 million over the required Unappropriated Reserve and Emergency Reserve. Based on June 20, 1994, estimates, the 1994 fiscal year ending General Fund balance is expected to be $333.7 million, or $224.3 million over the required Unappropriated Reserve and Emergency Reserve.

     On November 3, 1992, voters in Colorado approved a constitutional amendment (the "Amendment") which, in general, became effective December 31, 1992, and which could restrict the ability of the State and local governments to increase revenues and impose taxes. The Amendment applies to the State and all local governments, including home rule entities ("Districts"). Enterprises, defined as government-owned businesses authorized to issue revenue bonds and receiving under 10% of annual revenue in grants from all Colorado state and local governments combined, are excluded from the provisions of the Amendment.

     The Amendment limits the ability of Districts to increase taxes by providing that advance voter approval is required for "any new tax, tax rate increase, mill levy above that for the prior year, valuation for assessment ratio increase for a property class, or extension of an expiring tax, or a tax policy change directly causing a net tax revenue gain to any district." An additional limitation is placed on the maximum annual percentage increase in property tax revenue.

     The Amendment also imposes new limitations on government borrowing. The amendment provides that Districts must have advance voter approval for the "creation of any multiple-fiscal year direct or indirect district debt or other financial obligation whatsoever without adequate present cash reserves pledged irrevocably and held for payments in all future fiscal years," except for refinancing District bonded debt at a lower interest rate or adding new employees to existing District pension plans. Prior to the adoption of the Amendment, voter approval was generally required only for the creation of general obligation debt.

     Spending limitations applicable to the State and separately to local governments are also included in Amendment One. The amendment provides that the maximum annual percentage change in each local District's Fiscal Year Spending shall equal inflation in the prior calendar year plus annual local growth, adjusted for revenue changes approved by voters after 1991 and certain other allowed adjustments. "Fiscal Year Spending" is defined as all District expenditures and reserve increases except refunds made in the current or next fiscal year, gifts, federal funds, collections for another government, pension contributions by employees and pension fund earnings, reserve fund transfers or expenditures, damage awards and property sales. If revenue from sources not excluded from Fiscal Year Spending exceeds the spending limit for a fiscal year, the Amendment provides that the excess must be refunded in the next fiscal year unless voters approve a revenue change as an offset.

     While it is too early to determine what impacts the Amendment will ultimately have on the financial operations of Colorado state and local governments, the new constraints on budgetary and debt management flexibility may create credit concerns. Furthermore, the language of the Amendment is not clear as to certain matters, including (a) whether property tax rates can be increased without voter approval to support outstanding or refunding general obligation bonds, (b) whether new lease rental bonds and certificates of participation constitute multiple-year financial obligations within the context of the amendment, and (c) the precise definition of exempt Enterprises. Litigation concerning several issues relating to the Amendment is pending in the Colorado courts. The litigation deals with three principal issues: (i) whether Districts can increase mill levies to pay debt service on general obligation bonds without obtaining voter approval; (ii) whether a multi-year lease-purchase agreement subject to annual appropriations is an obligation which requires voter approval prior to execution of the agreement; and (iii) what constitutes an "enterprise" which is excluded form the provisions of the Amendment. In September, 1994 the Colorado Supreme Court held that Districts can increase mill levies to pay debt service on general obligation bonds issued after the effective date of the Amendment; litigation regarding mill levy increases to pay general obligation bonds issued prior to the Amendment is still pending. Various cases addressing the remaining issues are at different states in the trial and appellate process. The outcome of such litigation cannot be predicted at this time.

     COLORADO ECONOMY. According to the COLORADO ECONOMIC PERSPECTIVE, FOURTH QUARTER, FY 1993-94, JUNE 20, 1994 (the "Economic Report"), inflation for 1992 was 3.8% and population grew at the rate of 2.8% in Colorado. Accordingly, under the Amendment, increased in State expenditures during the 1994 fiscal year will be limited to 6.6% over expenditures during the 1993 fiscal year. The limitation for the 1995 fiscal year is projected to be 7.1%, based on projected inflation of 4.2% for 1993 and projected population growth of 2.9% during 1993. The 1993 fiscal year is the base year for calculating the limitation for the 1994 fiscal year. For the 1993 fiscal year, General Fund revenues totaled $3,443.3 million and program revenues (cash funds) totaled $1,617.6 million, resulting in total estimated base revenues of $5,060.9 million. Expenditures for the 1994 fiscal year, therefore, cannot exceed $5,394.9 million. However, the 1994 fiscal year General Fund and program revenues (cash funds) are projected to be only $5,242.8 million, or $152.1 million less than expenditures allowed under the spending limitation.

     There is also a statutory restriction on the amount of annual increases in taxes that the various taxing jurisdictions in Colorado can levy without electoral approval. This restriction does not apply to taxes levied to pay general obligation debt.

     As the State experienced revenue shortfalls in the mid-1980s, it adopted various measures, including impoundment of funds by the Governor, reduction of appropriations by the General Assembly, a temporary increase in the sales tax, deferral of certain tax reductions and inter-fund borrowings. On a GAAP basis, the State had unrestricted General Fund balances at June 30 of approximately $100.3 million in fiscal year 1988, $134.4 million in fiscal year 1989, $116.6 million in fiscal year 1990, $16.3 million in fiscal year 1991, $133.3 million in fiscal year 1992, and $326.6 million in fiscal year 1993. The fiscal year 1994 unrestricted General Fund ending balance is currently projected to be $337.7 million.

     For fiscal year 1993, the following tax categories generated the following respective revenue percentages of the State's $3,443.3 million total gross receipts: individual income taxes represented 51.1% of gross fiscal year 1993 receipts; sales, use and other excise taxes represented 31.3% of gross fiscal year 1993 receipts; and corporate income taxes represented 4.0% of gross fiscal year 1993 receipts. The final budget for fiscal year 1994 projects general fund revenues of approximately $3,570.8 million and appropriations of approximately $3,556.8 million. The percentages of general fund revenue generated by type of tax for fiscal year 1994 are not expected to be significantly different from fiscal year 1993 percentages.

     Under its constitution, the State of Colorado is not permitted to issue general obligation bonds secured by the full faith and credit of the State. However, certain agencies and instrumentalities of the State are authorized to issue bonds secured by revenues from specific projects and activities. The State enters into certain lease transactions which are subject to annual renewal at the option of the State. In addition, the State is authorized to issue short-term revenue anticipation notes. Local governmental units in the State are also authorized to incur indebtedness. The major source of financing for such local government indebtedness is an ad valorem property tax. In addition, in order to finance public projects, local governments in the State can issue revenue bonds payable from the revenues of a utility or enterprise or from the proceeds of an excise tax, or assessment bonds payable from special assessments. Colorado local governments can also finance public projects through leases which are subject to annual appropriation at the option of the local government. Local governments in Colorado also issue tax anticipation notes. The Amendment requires prior voter approval for the creation of any multiple fiscal year debt or other financial obligation whatsoever, except for refundings at a lower rate or obligations of an enterprise.

     Based on data published by the State of Colorado, Office of State Planning and Budgeting as presented in the Economic Report, over 50% of non-agricultural employment in Colorado in 1993 was concentrated in the retail and wholesale trade and service sectors, reflecting the importance of tourism to the State's economy and of Denver as a regional economic and transportation hub. The government and manufacturing sectors followed as the fourth and fifth largest employment sectors in the State, representing approximately 17.8% and 11.3%, respectively, of non-agricultural employment in the State in 1993. The Office of Planning and Budgeting projects similar concentrations for 1994 and 1995.

     According to the Economic Report, the unemployment rate improved slightly from an average of 5.9% during 1992 to 5.2% during 1993. Total retail sales increased by 9.7% during 1993. Colorado continued to surpass the job growth rate of the U.S., with a 3.4% rate of growth projected for Colorado in 1994, as compared with 2.2% for the nation as a whole. However, the rate of job growth in Colorado is expected to decline in 1995, primarily due to the completion in 1994 of large public works projects, such as Denver International Airport, Coors Baseball Field, and the Denver Public Library renovation project.

     Personal income rose 7.6% in Colorado during 1992 and 5.5% in 1991. During 1993, personal income rose 7.4% in Colorado, as compared with 4.7% for the nation as a whole.

FACTORS AFFECTING FLORIDA FUNDS

     Florida is the twenty-second (22nd) largest state, with an area of 54,136 square miles and a water area of 4,424 square miles. The State is 447 miles long (St. Marys River to Key West) and 361 miles wide (Atlantic Ocean to Perdido River) and has tidal shoreline of almost 2,300 miles. According to the U.S. Census Bureau, Florida moved past Illinois in 1986 to become the fourth most populous state, and as of 1991 had an estimated population of 13.2 million.

     POPULATION. In 1980, Florida was ranked seventh among the fifty states with a population of 9.7 million people according to the U.S. Census Bureau. The State has grown dramatically since then. As of April 1,1993, Florida ranks fourth with an estimated population of 13.6 million. Since the beginning of the eighties, Florida has surpassed Ohio, Illinois and Pennsylvania in total population. Florida's attraction, as both a growth and retirement state, has kept net migration fairly steady with an average of 292,988 new residents per year, from 1983 through 1993.

     The State's strong population growth is one fundamental reason why its economy has typically performed better than the nation as a whole. Since 1983, the United States has had an average population increase of about 1.0% annually, while Florida's average annual rate of increase is around 2.5%. Florida has been and continues to be the fastest growing of the 10 largest states.

     EMPLOYMENT. Between 1980 and 1993, the State's population has increased by just over 40%. In the same period of time, Florida's total non-farm employment has grown by approximately 64%. Though the State has grown by an average of 296,600 people per year, the strength of the economy has created an environment that has more than absorbed new residents seeking employment. The job creation rate for the State of Florida is almost twice the rate for the nation as a whole, since 1980. Contributing to Florida's rapid rate of growth in employment and income is international trade. Structural changes to Florida's economy have also contributed heavily to the State's strong performance. The State is now less dependent on employment from construction and construction related manufacturing and resource based manufacturing, which have declined as a proportion of total State employment.

     The service sector is Florida's largest employer. Presently, the State's service sector employment constitutes 32.6% of total non-farm employment. While the southeast and the nation are endowed with a greater proportion of manufacturing jobs, which tend to pay higher wages, services, historically, tend to be less sensitive to business cycle swings. Moreover, manufacturing jobs nationwide and in the southeast are more concentrated in areas such as heavy equipment, primary metals, chemicals and textile mill products. Florida, on the other hand, has a concentration of manufacturing jobs in high-tech and high value-added sectors, such as electrical and electronic equipment, as well as printing and publishing. These kinds of jobs tend to be less cyclical than other forms of manufacturing employment. The rate of job creation in Florida's manufacturing sector has exceeded that of the U.S. From the beginning of 1980 through 1992, Florida added over 50,100 new manufacturing jobs, an 11.7% increase. During the same period, national manufacturing employment declined ten out of the fourteen years, for a loss of 2,977,000 jobs. Florida's unemployment rate throughout the 1980's tracked below that of the nation's. In recent years, however, as the State's economic growth has slowed from its previous highs, the unemployment rate has tracked above the national average. The average rate of unemployment for Florida since 1980 is 6.5%, while the national average is 7.1%.

     Tourism is one of Florida's most important industries. Approximately 41 million people visited the State in 1993, as reported by the Florida Department of Commerce. In terms of business activities and State tax revenues, tourists in Florida in 1993 represented an estimated 4.5 million additional residents, spending their dollars predominantly at eating and drinking establishments, hotels and motels, and amusement and recreation parks. Visitors to the State tend to arrive about equally by air or car. The State's tourist industry over the years has become more sophisticated, attracting visitors year round, thus, to a degree, reducing its seasonality. Besides a subtropical climate and clean beaches that attract people in the winter months, the State has added, among other attractions, a variety of amusement and educational theme parks. These additions have helped to reduce the seasonal and cyclical character of the industry and have effectively stabilized tourist related employment as a result.

     Total non-farm employment in Florida is expected to increase 3.6% in 1994-95 and rise 3.3% in 1995-96. By the end of 1995-96, non-farm employment in the State is expected to reach an average of 6.1 million. Trade and services, the two largest sectors, account for more than half of total non-farm employment. Employment in the service sectors should experience an increase of 5.4% in 1994-95, while growing 4.7% in 1995-96. Trade is expected to expand 3.1% this year and 3.2% next year. The service sector has overtaken the trade sector and is now the State's largest employment category. Florida's unemployment rate is forecasted at 6.1% in 1994-95 and 6.1% in 1995-96.

     An important element of Florida's economic outlook is the construction sector. In Florida, single and multi-family housing starts in 1994-95 are projected to reach a combined level of 118,000 units, while increasing to 124,100 next year. Multi-family starts have been slow to recover, but they should maintain a level of nearly 25,000 in 1994-95 and almost 29,000 in 1995-96. Single family starts are expected to be slightly over 93,000 this year and 95,300 next year. Total construction expenditures are forecasted to increase 6.6% this year and increase 7.5% next year.

     For fiscal year 1994-95 the estimated General Revenue plus Working Capital and Budget Stabilization funds available total $14,624.4 million, a 5.7% increase over 1993-94. This amount reflects a transfer of $159.0 million in non-recurring revenue due to Hurricane Andrew, to a hurricane relief trust fund. The $13,858.4 million in Estimated Revenues (excluding the Hurricane Andrew impacts) and recently legislated revenue impacts represent a 7.9% increase over the analogous figure in 1993-94. With combined General Revenue, Working Capital Fund and Budget Stabilization appropriations at $14,311.1 million, unencumbered reserves at the end of 1994-95 are estimated at $313.3 million.

     For fiscal year 1995-96, the estimated General Revenue plus Working Capital and Budget Stabilization funds available total $15,145.9 million, a 3.6% increase over 1994-95. The $14,647.2 million in Estimated Revenues represent a 5.7% increase over the analogous figure in 1994-95.

     STATE BOND RATING. Florida maintains a bond rating of Aa and AA from Moody's and S&P, respectively, on the majority of its general obligation bonds, although the rating of a particular series of revenue bonds relates primarily to the project, facility or other revenue source from which such series derives funds for repayment. It should also be noted that the creditworthiness of obligations issued by local Florida issuers may be unrelated to the creditworthiness of obligations issued by the State of Florida, and that there is no obligation on the part of Florida to make payment on such local obligations in the event of default.

FACTORS AFFECTING IDAHO

     Idaho is located in the northwestern portion of the United States, bordered by Washington, Oregon, Nevada, Utah, Wyoming, Montana and Canada. Idaho consists of approximately 84,00 square miles of varied terrain. The terrain and access to outdoor activities such as boating, fishing, hunting and skiing, make tourism and recreation a major, growing industry in the State.

     Although located in the arid West, Idaho has significant water resources, including 26,000 miles of rivers and streams and more than 2,000 natural lakes. The drop in elevation of rivers like the Snake permit hydropower production, allowing the State some of the lowest electricity rates in the nation.

     The State has a broadly based economy, ranging from mining and timber resources to agricultural lands which are irrigated by a series of man-made reservoirs and irrigation systems. More than four million acres are irrigated in the Snake River Basin.

     Traditionally, Idaho has been an agricultural state. Livestock, beef, dairy cattle and sheep are important to the economy, while the major food crops include potatoes, wheat, barley, sugar beets, seed crops and fruit. Major manufacturing industries include food processing, forest products, phosphate processing and electronics. Mining also has been important in the development of the State with phosphate rock, silver, lead, zinc and molybdenum among the resources mined. Mining activity is dependent on the market prices of products and over the past few years with depressed prices, mining activity has been declining, and may not improve.

     In recent years, a combination of warmer than usual temperatures and low winter snowfall in the State, particularly the southern half, caused early run-off and depletion of the available snowpack. This caused a severe drought in those areas of the State where agriculture is a major portion of the economy.
Ground water levels dropped, but are not currently in danger. The ultimate effect on the State economy will not be fully known for some time, and may be mitigated by more normal precipitation levels.

     In the past, the State's economy has often behaved counter to national economic trends. In spite of the national difficulties in the 1970's, the State enjoyed economic growth for most years in the decade. The State's economy began to cool in 1979 preceding the national recession and experienced weaker than average economic performance during the first half of the 1980's. Idaho's economy turned up in 1988, and has continued above the national rates. Although Idaho may feel the effect of the nation's slow economic growth, it should continue to outperform the nation as a whole.

     Much of the State's economic behavior is explained in terms of Idaho's changing mix of industries and markets. In recent years, non-agricultural employment has grown more rapidly, with Idaho's machinery industry, service sector, tourism, and government sectors among leading areas. Mining has been particularly weak, with forest products, food processing and chemical products sectors among the weaker sectors. The shift from industries dependent on natural resources should make the State less sensitive to events in international and national markets.

     Idaho has benefitted from the recent population exodus from California. The shift has helped make the state among the fastest growing economies in the nation. However impressive this may sound, it is important to bear in mind that Idaho has a relatively small population and percentages are easily changed by the influx of relatively few people. Also, such immigration brings a demand for increased infrastructure and the financing to fund it. Any such increase in infrastructure would require that economic growth be maintained to support it, and if growth is not maintained economic problems could develop.

     The State  operates  under an annual budget system that  coincides with the
July-June fiscal year. The State Division of Financial Management in the Governor's office, in connection with the Governor, prepares the proposed budget for the ensuing year and the Governor submits this budget to the Legislature. The State must operate on a balance budget, in accordance with revenue projections. Following the legislative process, appropriation bills for each department or agency are submitted to the House and Senate for approval and then sent to the Governor for signature. The Governor has "line-item veto" power. The appropriations constitute the limit for each department or agency for expenditures.

     Total funds available in the General Fund in fiscal year 1994 are estimated to be $1,166,757,000. This consists of an estimated $10,880,000 carryover from fiscal year 1993, plus $1,157,485,000 in base revenues, less $1,608,000 in revenue adjustments. General fund expenditures authorized for fiscal year 1994 are $1,109,489,000. This leaves a projected General Fund carryover of $18,230,700 into fiscal year 1995.

     The revised base General Fund revenue forecast for fiscal year 1994 consists primarily of sales and income tax receipts. Product taxes account for a little over one percent of General Fund revenues, and miscellaneous receipts account for slightly less than five percent of General Fund revenues.

     General Fund expenditures in fiscal year 1994 consist of $1,084,561,400 in original appropriations, $221,500 in reappropriations and receipts, and $24,706,100 in supplementals. Included in the $1,109,489,000 appropriation is a one-time supplemental appropriation (reflected as an operating transfer) of $11,200,000 to pay off the lease-purchase of the new Law Enforcement Complex. $4,450,300 is appropriated to cover a projected Medicaid Program shortfall. $2,125,000 is appropriated to cover an Adult & AFDC Program caseload increase. $1,500,000 is appropriated to match federal funds for the Idaho Housing Agency. The remaining $5,430,800 is spread over 30 other appropriations, all below
$1,000,000 each. Not included in the $1,109,489,000 are a one-time operating transfer of $38,142,600 from the general fund to the permanent building fund for various building projects and a miscellaneous one-time transfer of $725,000.

     The amount of total funds available to the General Fund in fiscal year 1995 is estimated to be $1,273,490,300. This consists of an estimated $18,230,700 beginning balance plus $1,255,259,600 in revenue in fiscal year 1995. General Fund expenditures authorized for fiscal year 1995 are $1,264,200,400. This leaves an estimated free-fund balance of $9,289,900 in the General Fund at the end of fiscal year 1995.

     The original Executive revenue forecast of $1,255,665,000 for fiscal year 1995 reflects 8.5% growth over fiscal year 1994. This has been adjusted to reflect a net reduction of $405,400 as a result of the enactment of 21 bills that either increased or decreased revenue to the General Fund.

     General Fund revenues consist primarily of the sales tax and the individual and corporate income tax. Miscellaneous revenues, dominated by the insurance premium tax and interest earnings, are a little over 4 percent of total General Fund Revenues. They are forecast to decline by 4.4 percent as a result of legislative changes in fiscal year 1995. The net growth rate for total General Fund revenue in fiscal year 1995 after revenue adjustment is 8.6 percent. Expenditures in fiscal year 1995 consist of $1,086,244,000 in base spending plus $177,956,400 in enhancements, inflation adjustments, salary increases and various one-time outlays.

     The State may not incur long-term debt, and, consequently, the funding for projects requiring such debt is done through cities, instrumentalities, agencies and political subdivisions of the State.

FACTORS AFFECTING IOWA

     GENERAL ECONOMIC INFORMATION The State of Iowa has a population of approximately 2.81 million. In terms of population, Iowa has become an increasingly urbanized state. While Iowa has been traditionally characterized as a rural state, the number of inhabitants who live outside towns and cities has declined for most of this century.

     Iowa's economy is supported by a diverse mixture of industry, agriculture, services and government employment. Traditionally, it is estimated that agriculture accounted for 5-9% of the total earned income in the State (although it accounted for only 0.9% in 1993 due to the impact of flood losses) as compared to manufacturing, services, and government which accounted for (in
1993) 22.5%, 22.3% and 16.8% of total earned income, respectively.

     However, agriculture continues to play a major role in the State economy. Iowa is a leader in the production of corn, soybeans, hogs and cattle. In addition, a larger part of Iowa's non-farm personal income is earned in agriculture related industries, such as agricultural services, food and kindred products, leather and leather products, and chemicals, in addition to farm machinery.

     In 1990 the State ranked thirtieth in number of inhabitants among the fifty states. Historically, the population of Iowa has grown more slowly than the nation's. For this reason, the national population rank of Iowa has dropped in each decade from 1950 through 1990.

     The mix of employment changed in the State between 1990 and 1993. As a percentage of the resident total employment, agricultural employment decreased from 14.0% to 11.0% between 1980 and 1993 while nonagricultural wage and salary employment increased from 81.8% to 85.4% of the resident total employment.

     Recently, significant changes have occurred in the mix of nonagricultural wage and salary employment. Between 1980 and 1993, the service industries grew from 18.9% to 25.4%, government decreased from 18.7% to 17.8% and insurance expanded from 2.1% to 2.7%.

     Iowa's  nonagricultural  economy  is  diverse,   including   manufacturing,
commerce, insurance, banking and food related industries. The growing diversification of Iowa's economy has led to the State's economy more closely resembling the nation's non-farm employment composite. However, many Iowa workers depend, directly or indirectly, upon agriculture for their jobs. These jobs include processing, manufacturing, servicing and utilizing agricultural products.

     Economic earnings produced by the various industries has also shifted during the 1980's. From 1985 through 1993, services, retail trade and finance all showed significant income gains. On an unadjusted basis, from the $23.9 billion level in 1985, industry income overall increased by 48% to $35.5 billion in 1990.

     BUDGETARY INFORMATION. Under State law, the budget presented by the Governor must be balanced and supporting data must be supplied to the legislative branch. The State's budget is prepared on an annual basis. The Governor's proposed budget is required to be completed and presented to the General Assembly by the first of February prior to the new fiscal year and proposed appropriation bills necessary for its implementation are presented to each house of the General Assembly. When an appropriation bill is passed by both houses of the General Assembly, the bill is enrolled and sent to the Governor. The Governor may sign it into law or veto it as a whole or veto parts of it on a line-item basis.

     State law establishes a revenue estimating conference consisting of the Governor or the Governor's designee, the Director of the Legislative Fiscal Bureau, and a third member to be agreed to by the other two members. By December 15 of each year, the conference is to agree to a revenue estimate for the fiscal year beginning on the following July 1. That estimate will then be used by the Governor in the preparation of the Governor's budget message and by the General Assembly in the budget process. The State Revenue Estimating Conference may meet as necessary throughout the fiscal year to revise estimates as economic conditions change.

     To help assure that expenditures on a budget basis in a fiscal year will not exceed revenues on a budget basis for such fiscal year, estimated expenditures and revenues for the balance of such fiscal year are monitored on an on-going basis. In recent years, when expenditures for a fiscal year have been projected to exceed estimated revenues for such fiscal year the State has taken various measures to increase revenues or decrease expenditures. Such measures have included: (i) suspending the hiring of additional State employees or the replacing of retiring State employees; (ii) imposing certain restrictions on purchases by State agencies; (iii) increasing certain tax rates; and (iv) the preparation and submission by the Governor to the General Assembly of a revised budget.

     State law authorizes the Governor to impose across-the-board pro rata reductions expenditures in order to assure that revenues and other available funds are sufficient to pay expenses in a given fiscal year. The Governor has exercised this authority several times in recent years. On July 1, 1991, the Governor directed that allotments for the 1992 fiscal year be modified to reduce State expenditures by 3.25 percent (approximately $105 million) on an annual basis. This was done by reducing quarterly allotments to the extent necessary to achieve a balance between projected revenues and expenditures. On April 9, 1992, the Governor exercised this authority again to impose an additional $19 million of across-the-board reductions in expenditures. Expenditures for new programs or for expansion of existing programs cannot be made from the General Fund until moneys have been authorized by the Governor and appropriated by the General Assembly.

     The General Fund receives those revenues of the State not specifically required to be deposited in other funds. General Fund revenues are obtained from the payment of State taxes and from Federal and non-tax revenue sources. Major tax revenues credited to the General Fund include the individual income tax, corporate income tax, sales tax, use tax, and certain other taxes and revenues. Iowa taxes are not subject to taxpayer initiative or referendum.

     By State Constitution and statute, certain funds other than the General Fund have been established for the State. Among these funds are the Road Use Tax Fund, the Primary Road Fund, the Unemployment Insurance Fund, the Payroll Trustee Fund (constituting employee payroll deductions and State payroll contributions to pay benefits, taxes, social security, and retirement contributions), the Liquor Trust Fund (constituting revenues from the wholesale distribution of alcoholic liquor), and the Iowa Public Employees Retirement System Fund.

     The Unreserved Fund Balance in the General Fund improved from $408.8 million at the end of fiscal year 1991-92 to $306.8 million at the end of fiscal year 1992-93. This improvement of $102 million, about 25%, reverses the trend of a growing deficit balance and marks a turning point in the financial condition of the State. The projected positive balance of $71.5 million for fiscal year 1993-94 demonstrates a dramatic improvement, due primarily to the implementation of GASB Statement No. 22, the build up of cash reserves and the funding for GAAP deficit reduction items.

FACTORS AFFECTING KANSAS FUND

     Kansas is the 14th largest state in terms of size with an area in excess of 82,000 square miles. It is rectangular in shape and is 411 miles long from east to west and 208 miles wide. The geographic center of the 48 contiguous states lies within its borders. While much of the state is rural in nature, it has important investments in the construction, finance, manufacturing, transportation, distribution and oil and gas industries. Kansas became the 34th state in 1861 and Topeka was chosen to be the capitol later that year. Kansas has the traditional three branches of government: the executive Branch, which includes the elected state officers; the Legislative Branch, which includes the State Senate and the House of Representatives; and the Judicial Branch, which includes the State Supreme Court, the Court of Appeals, and the district and municipal courts. The state's resident population increased from 2,364,236 in 1980 to 2,478,099 in 1990 according to figures from the 1990 U.S. Census. This was an increase of 4.8 percent. Although Kansas' percentage growth was about half the nationwide increase of 9.8 percent, it was higher than the percentage growth in any of the surrounding states, except Colorado, and was greater than 21 other states.

     During the 1980's a total of 79 of the state's 105 counties lost population. Overall, counties in northwest and southeast Kansas showed population losses, while northeast and southwest counties gained population. During the decade, either counties had population growth at or above 10 percent. Sedgwick County, which is located in south central Kansas, is the most populous county in Kansas with a 1990 population of 403,662, and Greeley is the least populated with 1,774 residents.

     The most recent education information available for Kansas is from the 1990 U.S. Census. This data showed of the persons 25 years or older, about 81.3 percent were at least high school graduates, up from 73.3 percent in 1980. Kansas ranks 10th nationally in the percentage of adults who are high school graduates which is above the U.S. average of 75.2 percent. In addition, about
21.1 percent had a least a bachelor's degree compared with 20.3 percent for the United States.

     The Kansas economy has four major economic sectors which employ from 15 to 24 percent of the labor force. This economic diversity provides the state's economy with some resistance to recession, because it is unusual for all of the economic sectors to decline at the same time.

     All of the state's major labor markets experienced employment growth between 1991 and 1992, an improvement over a year earlier when five had employment declines. Among the metropolitan areas, Lawrence had the most rapid rate of growth with a 3.7 percent increase. For the nonmetropolitan major labor markets, Crawford County, with a 5.5 percent gain, had the most rapid rate of growth.

     AGRICULTURE. Although this sector of the Kansas economy does not now employ many people, the importance of agriculture to the State and national economies is evidenced by Kansas' ranking among all states in the production of crops and livestock. Kansas ranked first in 1992 in the production of milled wheat flour, wheat flour milling capacity, and sorghum silage produced. It ranked second in the number of cattle slaughtered, sorghum grain produced, and all wheat produced.

     For the first time in four years, employment growth in Kansas did not exceed the national rate. National employment based on household survey data edged up 1.4 percent in 1993. By contrast, Kansas employment grew 0.4 percent in 1992.

     Employment growth in Kansas will be less rapid than in 1993. Employment declines are expected in manufacturing as well as transportation and utilities. Cost-cutting measures in manufacturing will continue. Three factors will combine to produce some downsizing: military procurement reductions, increased international competition, and a stagnant international economy. Cuts in military spending have and will continue to affect the industry. International manufacturing subsidies have made inroads into the market share of U.S.
companies, and the no-growth international economy will weaken export demand which is of critical importance in an industry where the largest Kansas firm sold over 80 percent of its commercial aircraft to customers outside the U.S. last year.

     Kansas experienced unemployment rates below the national average for almost three decades. The state experienced an unemployment rate of 6.3 percent or less for the last decade. Since 1987, the rate has been at 4.9 percent or below. This was in sharp contrast to the national unemployment rate which was 7.4 percent in 1992. The unemployment rate was 4.0 percent in 1992, and rose to 4.9 percent in 1992 but was still below the national average.

     The governor of Kansas has proposed a budget for fiscal year 1995 showing total general fund revenue of $3.247 billion and general fund expenditures of $3.342 billion leaving a positive general fund balance of $359 million. This proposal depends on holding the growth in State spending at or near the level of inflation.

FACTORS AFFECTING MINNESOTA FUNDS

     The information contained below, is derived primarily from a State of Minnesota General Obligation Bonds Official Statement dated September 27, 1994.

     Minnesota resident population grew from 4,085,000 in 1980 to 4,386,000 in 1990 or, at an average annual compound rate of .7 percent. In comparison, U.S. population grew at an annual compound rate of .9 percent during this period. Minnesota population is currently forecast to grow at an annual compound rate of
 .6 percent between 1990 and 2000.

     Diversity and a significant natural resource base are two important characteristics of the State's economy. when viewed in 1993 at a highly aggregative level of detail, the structure of the State's economy parallels the structure of the United States economy as a whole. State employment in 10 major sectors was distributed in approximately the same proportions as national employment. In all sectors, the share of total State employment was within 2 percentage points of national employment share. Some unique characteristics of the State's economy are apparent in employment concentrations in industries that comprise the durable goods and non-durable goods manufacturing categories.

     The importance of the State's rich resource base for overall employment is apparent in the employment mix in non-durable goods industries. In 1993, 29.4 percent of the State's non-durable goods employment was concentrated in food and kindred industries, and 19.1 percent in paper and allied industries. This compares to 21.5 percent and 8.9 percent, respectively, for comparable sectors in the national economy.

     In the period 1980 to 1990, overall employment growth in Minnesota lagged behind national growth. However, manufacturing has been a strong sector, with Minnesota employment outperforming its U.S. counterpart in both the l980-1990 and 1990-1993 periods. In spite of a strong manufacturing sector, during the 1980 to 1990 period total employment in Minnesota increased 17.9 percent while increasing 20.1 percent nationally. Most of Minnesota's relatively slower growth is associated with declining agricultural employment and with the two recessions in the U.S. economy during the early 1980's which were more severe in Minnesota than nationwide. In the period 1990 to 1993, employment growth in Minnesota exceeded national growth. Employment data through 1993 indicate that the recession that began in July 1990 was less severe in Minnesota than in the national economy and that Minnesota's recovery has been more rapid than the nation's.

     Since 1980, State per capita personal income has been within three percentage points of national per capita personal income. The State's per capita income, which is computed by dividing personal income by total resident population, has generally remained above the national average in spite of the early 1980's recessions and some difficult years in agriculture. In 1993, Minnesota per capita personal income was 101.1 percent of its US. counterpart.

     MINNESOTA FISCAL CONDITION. Minnesota's constitutionally prescribed fiscal period is a biennium, and Minnesota operates on a biennial budget basis. Legislative appropriations for each biennium are prepared and adopted during the final legislative session of the immediately preceding biennium. Prior to each fiscal year of a biennium, Minnesota's Department of Finance allots a portion of the applicable biennial appropriation to each agency or other entity for which an appropriation has been made. An agency or other entity may not expend moneys in excess of its allotment. If revenues are insufficient to balance total available resources and expenditures, Minnesota's Commissioner of Finance, with the approval of the Governor, is required to reduce allotments to the extent necessary to balance expenditures and forecasted available resources for the then current biennium. The Governor may prefer legislative action when a large reduction in expenditures appears necessary, and if Minnesota's legislature is not in session the Governor is empowered to convene a special session.

     Minnesota relies heavily on a progressive individual income tax and a retail sales tax for revenue, which results in a fiscal system that is sensitive to economic conditions. Frequently in recent years, legislation has been required to eliminate projected budget deficits by raising additional revenue, reducing expenditures, including aids to political subdivisions and higher education, reducing the State's budget reserve, imposing a sales tax on purchases by local governmental units, and making other budgetary adjustments. A budget forecast released by the Minnesota Department of Finance on December 6, 1994 projects a General Fund balance of $268 million at the end of the current biennium, June 30, 1995, plus a budget reserve of $500 million. Total projected expenditures and transfers for the biennium are $16.9 billion. State law imposes caps on appropriations for education (including higher education) and human services in the biennium ending June 30, 1997. It is anticipated as a result of these caps either that spending in these areas will be reduced below levels needed to maintain current programs or that other budgetary changes will need to be made by the State for that biennium. Either approach could result in fiscal difficulties for other governmental entities in Minnesota. The forecast does not reflect the effects of a recent decision of the Minnesota Supreme Court that numerous banks are entitled to refunds of Minnesota bank excise taxes paid for tax years 1979 through 1983. The taxes and interest to be refunded to banks and other corporations as a result of this decision are estimated to be approximiately $327 million. The State will be permitted to pay the refunds over a four-year period, which would increase interest payments by approximately $24 million. The State also is party to a variety of other civil actions that could adversely affect the State's General Fund.

     State grants and aids represent a large percentage of the total revenues of cities, towns, counties and school districts in Minnesota. Even with respect to bonds that are revenue obligations of the issuer and not general obligations of Minnesota, there can be no assurance that the fiscal problems referred to above will not adversely affect the market value or marketability of the bonds or the ability of the respective obligors to pay interest on and principal of the bonds.

     There can be no assurance that Minnesota's economy and fiscal condition will not materially change in the future or that future difficulties will not occur. Economic difficulties and the resultant impact on state and local government finances may adversely affect the market value of obligations in the portfolio of the Fund or the ability of respective obligors to make timely payment of the principal and interest on such obligations.

FACTORS AFFECTING MISSOURI FUND

     Missouri is a central mid-western state located near the geographic center of the United States. Bordered by Iowa on the north, Arkansas on the south, Illinois, Kentucky and Tennessee across the Mississippi River on the east, and Nebraska, Kansas and Oklahoma on the west. Missouri is one of only two states which shares its boundaries with as many as eight states. The State ranks 19th in size with a total area of approximately 69,697 square miles, consisting of 68,945 square miles of land and 752 square miles of water, including eight large man-made lakes. Missouri's population was 5,117,000 according to the 1990 decennial census of the United States Bureau of the Census, which represented an increase of 200,000 or 4.1% from the 1980 decennial census of 4,917,000 inhabitants. Based on the 1990 population, Missouri was the 15th largest state in the nation and the third most populous state west of the Mississippi River, ranking behind California and Texas. In 1992, the State's population was estimated to be 5,193,000 by the United States Bureau of the Census.

     Missouri's central geographical location is advantageous for commuting to all parts of the United States and for shipping and receiving merchandise, raw material and other resources. Facilities for highway, rail, water and air transportation are available throughout the State. There are approximately 32,000 miles of highway in the state highway system, including ten interstate highways running through Missouri. Kansas City and St. Louis are both among the nations top trucking centers.

     The Elementary and Secondary Education System of Missouri comprises 2,032 schools in 538 school districts with an enrollment of 840,062 students for the 1992-93 school year in grades Kindergarten through 12. There are 55 vocational-technical schools in the State which provide opportunities for students and other residents of several districts to participate in vocational programs using common equipment and facilities. The State vocational rehabilitation program, which operates in secondary schools, provides prosthetic devices, medical treatment and diagnostic services as well as vocational training.

     The State's economy is diverse, including manufacturing, commerce, trade, agriculture and mining. The State's proximity to the geographical and population centers of the nation makes the State an attractive location for business and industry. Both earnings and employment are well distributed among the manufacturing, trade and service sectors. The relative importance of each category in the State closely approximates the average national distribution, thus lessening the State's cyclical sensitivity to impact by any single sector. Growth in service and trade industries has aided the State's economic development. In 1990, Services represented the single most significant economic activity, with Wholesale and Retail Trade ranking second and Manufacturing ranking third. In 1990, these three economic sectors employed 577,300, 560,900 and 436,80 people, respectively, and accounted for 67.29% of the State's nonagricultural employment

     Evidence of the State's diversified economic base is reflected by the employment distribution among nonagricultural industrial sectors. During the last ten years, Wholesale and Retail Trade has been the State's major source of employment, rising 18%. Strong gains were recorded from 1979 to 1990 in the Services category (up 50%) and in the Finance, Insurance and Real Estate and Government categories. In recent years, the State's unemployment rates have been less than the national average.

     Manufacturing continues to be a leading component of Missouri's diversified economy. While the manufacture of durable goods, especially motor vehicles and equipment, remains important, the greatest gains in manufacturing earnings in recent years have occurred in the production of electric and electronic equipment, which has become one of the major contributors to manufacturing earnings. The following table illustrates the diversity in the sources of the States manufacturing earnings and contribution to the wage and salary component of the State's total personal income.

     Defense-related business plays an important role in Missouri's economy. In addition to the large number of civilians employed at the various military installations and training bases in the State, aircraft and related business in Missouri are the recipient of sizable defense contract awards. The following table illustrates the State's annual amount of defense contract awards over $25,000, Missouri's rank among the states in total awards, and the annual change in the dollar amount of such awards for Missouri and the United States.

     Agriculture is a significant component of Missouri's economy. According to data of the United States Department of Agriculture, Missouri ranked 16th in the nation in 1992 in the value of cash receipts from farm marketing, with over $4.068 billion. Missouri is one of the nation's leading purebred livestock producers. In 1992, sales of livestock and livestock products constituted nearly 52% of the State's total agricultural receipts.

     AUTHORITY TO INCUR INDEBTEDNESS. Limitations on the State debt and bond issues are contained in Article III, Section 37 of the Constitution of Missouri. Pursuant to this section, the General Assembly may issue general obligation bonds solely for the purpose of (1) refunding outstanding bonds or (2) upon the recommendation of the Governor, for a temporary liability by reason of unforeseen emergency or of deficiency in revenue in an amount not to exceed $1,000,000 for any one year and to be paid in not more than five years. When the liability exceeds $1,000,000, the General Assembly, or the people by initiative, may submit the proposition to incur indebtedness to the voters of the State, and the bonds may be issued if approved by a majority of those voting. Before any bonds so authorized are issued the General Assembly shall make adequate provisions for the payment of the principal and interest and shall provide for an annual tax on all taxable property in an amount sufficient for that purpose.

     Primary responsibility for the planning and control of the State financial practices is shared by the General Assembly, the Division of Budget and Planning and the Division of Accounting of the Office of Administration, the Office of the State Auditor and the Office of the State Treasurer. The General Assembly has responsibility for legislating the level of State services and appropriating the funds for operations of State agencies. The Division of Budget and Planning prepares the Executive Budget and monitors the level of State expenditures. The Division of Accounting has the responsibility for the disbursement process. The State Treasurer has responsibilities for disbursements, bank reconciliation and investment of funds. The State Treasurer also maintains fund and appropriation control as a double-check on State spending. The Office of the State Auditor has responsibility for performing financial post-audits of State agencies and for establishing appropriate accounting systems for State agencies.

     Annually, all State agencies submit budget requests for the following appropriation year to the Division of Budget and Planning of the Office of Administration. The Division of Budget and Planning prepares the Executive Budget and an estimate of general revenue. The Executive Budget contains the budget amount which is recommended and submitted to the General Assembly by the Governor within 30 days after the General Assembly convenes in each regular session.

     The State's financial record is characterized by sizeable balances registered by both the General Revenue Fund and the State's consolidated 321 separate funds. Since the modified accrual basis of accounting was adopted for the governmental funds in mid-1978, the General Revenue Fund's year-end fund balance rose to $379.1 million at June 30, 1980, a level equal to 22% of that Fund's revenues and transfers. The recessionary period of 1981 and 1982 weakened revenue realization, particularly from the sales and use and corporate income taxes, in the subsequent fiscal years, reducing the fund balance to $98.9 million at June 30, 1983. Stronger than anticipated revenue results provided for an increase in the General Revenue Fund balance at June 30, 1985 to $385.0 million. For the fiscal year ending June 30, 1993 ("Fiscal Year 1993") revenues are projected at $4,347.5 million. This does not include $120.8 million in proceeds from the state lottery and other transfers or a carryover balance of approximately $59.6 million. Expenditures are projected at $4,331.9 million, including $139.3 million and $151.9 million respectively for the St. Louis and Kansas City desegregation cases. Expenditures also include $30.8 million reserved for supplemental appropriations for Fiscal Year 1993. Legislation enacted in 1983 created a Cash Operating Reserve Fund to meet cash flow requirements of the State. A total of $130 million in general revenue was transferred to the Fund in the fiscal year ended June 30, 1985 to provide a balance equal to approximately five percent of general revenue obligations. The Fiscal Year 1993 beginning balance was $187.0 million

     Article X, Sections 16-24 of the Constitution of Missouri (the "Tax Limitation Amendment"), imposes a limit on the amount of revenue which may be collected by the State in any fiscal year. This limit is tied to total State revenues for fiscal year ended June 30, 1981, as defined in the Tax Limitation Amendment, adjusted annually, in accordance with the formula set forth in the amendment. Under that formula, the revenue limit for any fiscal year equals the product of the ratio of total state revenues in fiscal year 1981 divided by the personal income of Missouri in calendar year 1979 multiplied by the personal income of Missouri in either the calendar year prior to the calendar year in which appropriations for the fiscal year for which the calculation is being made, or the average of personal income of Missouri in the previous three calendar years, whichever is greater. If the revenue limit is exceeded by 1% or more in any fiscal year, a refund of the excess revenues collected by the State is required. The details of the amendment are complex and clarification from subsequent legislation and judicial decision may be necessary. The revenue limit can be exceeded only if the General Assembly approves by a two-thirds vote of each house an emergency declaration by the Governor. The State Building Bonds and the Water Pollution Control Bond proceeds are not subject to the Tax Limitation Amendment. The revenue limit has not been exceeded in any past year and current projections indicate the revenue limit will not be exceeded in Fiscal Year 1994.

     Debt obligations of certain State and local agencies, boards and authorities are not, by the terms of their respective authorizing statutes, obligations of the State or any political subdivision. The debt obligations of such issuers are payable only from the revenues generated by the project or program financed from the proceeds of such debt obligations, or in certain cases, the limited assets of such issuer.

FACTORS AFFECTING NEW MEXICO FUND

     The State of New Mexico, admitted as the forty-seventh state on January 6, 1912, is the fifth largest state, containing approximately 121,365 square miles. New Mexico's population at the time of the official 1990 United States Census was 1,515,069. New Mexico's terrain varies widely and incorporates six of the seven life zones between its northern mountains and its arid southern plains. New Mexico has a semiarid subtropical climate with light precipitation.

     Major industries in New Mexico are energy resources, tourism, services, arts and crafts, agriculture-agribusiness, government, manufacturing, and mining. Major federally funded scientific research facilities at Los Alamos, Albuquerque and White Sands are also a notable part of New Mexico's economy. New Mexico has a thriving tourist industry.

     Agriculture is a major part of New Mexico's economy. As a high relatively dry region with extensive grasslands, New Mexico is ideal for raising cattle, sheep, and other livestock. Because of irrigation and a variety of climatic conditions, the State's farmers are able to produce a diverse assortment of quality products. New Mexico's major crops are alfalfa, hay, wheat, chile peppers, cotton, fruits and pecans. Agricultural businesses include chile canneries, wineries, alfalfa pellets, chemical and fertilizer plants, farm machinery, feed lots, and commercial slaughter plants.

     By statute, the financial affairs of every agency in New Mexico are thoroughly examined and audited each year by the State Auditor, personnel of his office designated by him, or by the independent auditors approved by him. The audits are conducted in accordance with generally accepted auditing standards. The audit reports are presented on a modified accrual basis of accounting in accordance with generally accepted accounting principles.

     By statute, the Governor is required to submit a budget for the upcoming fiscal year to the Legislature by the twenty-fifth legislative day. The Governor's budget includes the executive recommendations for higher education, public education and State agencies as well as historic information on prior expenditures and revenues and revenue projections, among other information. The State budget is contained in a General Appropriation Bill which is first referred to the House Appropriations and Finance Committee for consideration. The General Appropriation Act may also contain proposals for supplemental and deficiency appropriations for the then current fiscal year.

     The February 1993 estimate of FY 1993-94 revenue was $2.265 billion. The 1993 Legislature increased revenues by $114 million including $76.5 million of tax increases, $20 million from elimination of food and medical rebates, and $10 million from de-earmarking. Tax changes included a 6 cents per gallon increase in gasoline taxes (with 1 cent per gallon to the Road Fund), cigarette and alcohol tax increases, and a 0.85 percent increase in the emergency school tax rate on natural gas.

     As noted above, economic and revenue growth have been sharply higher than expected. Based on actual revenues through April 1994, FY94 revenues should reach approximately $2.56 billion, representing growth of 13 percent. Underlying revenue growth, exclusive of tax increases is about eight percent. Including substantial supplemental appropriations enacted by the 1994 legislature, FY 94 recurring appropriations reached $2.40 billion, up 11 percent over FY93. Spending for Medicaid and other health programs is up 19 percent; spending for public and higher education is up approximately 8.5 percent. Reflecting the substantial increase in revenues and reserves, non-recurring appropriations for FY94, including spending from reserves, totaled $188 million. Most of this was for capital projects. General Fund balances for FY94 are expected to be approximately $150 million, or almost 6 percent of FY95 appropriations.

     The 1994 legislature cut General Fund revenues for FY95 by almost $60 million by restoring low income/personal income tax rebates, lowering personal income tax rates, especially for married filers, suspending 2 cents of the gasoline tax for a 3-year period and diverting the governmental gross receipts tax to an infrastructure fund. Further personal income tax rate cuts in 1995 and 1996 will reduce personal income tax revenues an additional $30 million by FY97. The post-session estimate of FY95 revenues (not adjusted for recent strength) is $2.63 billion. Recurring appropriations for FY95 total $2.605 billion, up 8.6 percent from FY94.

     Declines in oil and gas prices and in gas production have contributed to a major restructuring of New Mexico's tax base by the 1986, 1987, 1988 and 1990 Legislatures. Sales and income taxes were increased to offset declines in severance tax and royalty revenue.

FACTORS AFFECTING NORTH DAKOTA FUND

     GENERAL. North Dakota lies in the central portion of the Northern Plains with a land area of 70,665 square miles. Elevation in the northeast corner of the State is 750 feet above sea level and in the southwest corner of the State is 3,506 feet.

     In the east, the Red River Vally is flat with fertile soil, and particularly suited to agricultural activity. Gently rolling hills characterize the glaciated plains in the central area of the State and west of this area is the Missouri Plateau.

     With an average growing season of 120 days, relatively low growing season temperatures and an average growing season rainfall of 13 inches, North Dakota's climate is particulary conducive to the growing of grains. The premier farming area is located in the eastern part of the State, gradually displaced by ranching toward the west.

     AGRICULATURE. North Dakota's economy is dependent upon the well-being of agriculture. Agriculture is the state's chief source of revenue and composes two-thirdds of the state's economic base (excluding federal activity). Crops make up two-thirds of the State's annual agricultural productivity; livestock makes up the rest.

     Cash receipts for 1991 from the marketing of crops and livestock in the State totalled $3.2 billion. Each dollar produced by agriculture turns over an additional three to four dollars of revenue in the business sector.

     Historically, wheat has been the singel most important source of agricultural income in North Dakota, and accounted for 26% of the total cash receipts in 1991. Cattle and calves ranked second, contributing 15% of the total, and barley was third, at 6.5%.

     Agricultural exports totalled $704 million in 1991 with wheat and wheat products accounting for 45% of the total. Feed grains and products were the second most exported commmodities in the State, followed by sunflower sed and oil.

     North Dakota is considered the most "agriculture dependent" state in the nation, based on the number of counties where agriculture is a primary industry. Likewise, agricultural employment in North Dakota is the largest, employing approximately 31% of the State's work force based on 1991 data.

     BUDGET PROCEDURES. The focus of North Dakota's budget format and process is on programs. The budget includes spending requests for general funds, federal funds and other state-appropriated revenues. State agencies submit their budget requests on a biennial basis to the Office of Management and Budget based on guidelines that are published by the Office of Management and Budget to assist in preparation. State agencies have complete discretion in the formulation of their budget requests. The agency director makes the final determination regarding overall formulation of the budget request. Once the budget request is submitted to OMB, a budget hearing is held for further clarification of budgetary data and discussion of outstanding issues and policy.

     The Governor presents the executive budget to the Legislative Assembly for its consideration. The Legislative Assembly then makes changes to the executive budget in the course of its deliberations.

     For the first time in the history of North Dakota the Governor has presented capital budget recommendations separate from operating budget recommendations to the 1993 Legislature. Key components in the decision to prepare a formalized capital budget included statewide concerns of possible deferred building maintenance and the lack of long-term planning for new construction. It is anticipated that the development of a formal capital budgeting system will take a number of years. This step represents the beginning of that process.

     BUDGET STABILIZATION FUND. The Budget Stabilization Fund, created in 1987, is a special fund in the State Treasury. Effective July 17, 1991, through June 30, 1993, any amount in the State general fund in excess of $111,000,000 at the end of any biennium must be transferred by the State Treasurer to the Budget Stabilization Fund, provided that the balance in the Fund may not exceed 5% of the total of the current general fund biennial budget. If the Director of the Office of Management and Budget projects that general fund revenues for a biennium will be at least 2-1/2% less than estimated by the most recently adjourned special or regular session of the Legislature, and if the Governor orders a transfer, the State Treasurer shall transfer the appropriate funds from the Budget Stabilization Fund to the State general fund to offset the decrease in general fund revenues. The amount transferred may not exceed the difference between an amount 2-1/2% below the general fund revenue projections for the biennium of the most recently adjourned special or regular session of the legislature and the general fund revenue projections for the biennium by the Director of the Office of Management and Budget, and may be expended within the limits of legislative guidelines and general fund appropriations of the most recently adjourned special or regular session of the Legislature. Regardless of the foregoing limitations, effective July 17, 1991, through June 30, 1993, if the Governor orders a transfer, the State Treasurer shall transfer any necessary funds from the Budget Stabilization Fund to the State general fund to offset a negative balance in the general fund and, upon order of the governor, the State Treasurer shall return to the Budget Stabilization Fund any transfer or portions of transfer which may have been made during the current biennium. The North Dakota combined statement of revenues and expenditures for the fiscal year ended June 30, 1994 showed total fund revenues of approximately $1.345 billion, total fund expenditures of approximately $1.224 billion and a remaining fund balance of approximately $327 million.

FACTORS AFFECTING OREGON FUND

     RECENT TRENDS. Oregon's economy has outperformed the nation's economy in recent years. In every year since 1986, Oregon's employment growth rate has exceeded the nation's. Between 1987 and 1993, Oregon employment increased by
19.3 percent while U.S. employment grew by 8.1 percent. From 1990 to 1991, total employment remained relatively flat and the unemployment rate increased in Oregon, largely the result of rapid immigration. In 1992 employment resumed its upward trend, growing 1.9 percent for the year, and 2.9 percent for 1993.

     With growth has come diversification. Oregon's economy has become less dependent on the forest products industry and expanded its involvement in high technology industries. By 1993, 16,400 fewer Oregonians worked in lumber and products manufacturing than had in 1980. Over the same period, employment in the high technology sectors of electrical and nonelectrical machinery increased by more than 10,000. Oregon's other basic industries, agriculture and tourism, continue to provide strong, diversified support for the State's economy. Despite these positive developments in employment, population growth, and housing, Oregon per capita personal income remains at about 92 percent of the national average.

     NONAGRICULTURAL   EMPLOYMENT   TRENDS.   Between   1981  and  1993,   total
nonagricultural wage and salary employment in Oregon rose from 1,018,000 to 1,310,000, an increase of 28 percent. During this period, however, employment exhibited sharply different trends.

     Although the severity of the recession eliminated many Oregon jobs, both in manufacturing (42,800) and nonmanufacturing (52,600), it also caused inflation and interest rates eventually to drop significantly. This improvement, plus more stimulative federal monetary and fiscal policies, set the stage for another period of economic expansion beginning in early 1983. In the ten year period between 1982 and 1991, Oregon's wage and salary employment increased by 32.1% to reach 1,268,000, a gain of over 303,000 jobs.

     About 93% of the 350,000 new wage and salary jobs added in the 1982-93 period came in nonmanufacturing. Although virtually every nonmanufacturing industrial category except mining, railroad transportation and communications increased employment, the service and trade industries accounted for over 70% of all new nonmanufacturing jobs during the 1982-93 period. Job growth was especially strong in food stores, eating and drinking places, health care and business services.

     POPULATION. Oregon's July 1, 1993 population was estimated to be 3,038,000 by Portland State University's Center for Population Research and Census, the State's official bureau for population data. Since 1960, the State's population has increased by almost 72 percent. Compared to the 1980 federal census, Oregon's population in 1990, as of the official Census bureau date of April 1, had grown 7.7 percent.

     There are four major urban population areas in Oregon. The City of Portland, located in Multnomah County, is the State's largest city with a population of 471,325 as of July 1, 1993. The Vancouver Primary Metropolitan Statistical Area (PMSA), which is comprised of Clackamas, Columbia, Multnomah, Washington, Yamhill and Clark (Washington State) counties had a population of 1,647,200 at that time.

     BUDGETARY PROCESS. The Oregon budget is approved on a biennial basis by separate appropriation measures. Although the Governor recommends a budget, no omnibus budget measure is approved. A biennium begins July 1 and ends June 30 of odd-numbered years. Measures are passed for the approaching biennium during each regular Legislative session, held beginning in January of odd-numbered years. However, the budgeting process begins several months prior to the beginning of a biennium.

     The Governor's budget recommendations to the Legislature must be completed by early November to meet the December 1, February 1 for a new Governor, statutory deadline for distribution of printed copies to the Legislature. Appropriation bills for each agency are prepared separately and filed during December so that when the Legislature convenes in January the Joint Ways and Means Committee can begin consideration of each bill. During the 1993 legislative session, each house established its own committee to review and approve budgets for each state agency rather than using the Joint Ways and Means Committee.

     Serving as staff to the Ways and Means Committee, the Legislative Fiscal Office analyzes each budget. Public hearings are held by Ways and Means subcommittees before the recommended budget bills are referred to the full Legislature for a final vote.

     The Governor may veto any bill. The Governor may veto single items in appropriation bills, and the emergency clause in new bills, without affecting any other provision in the bill. The Governor's veto may be overridden by a two-thirds vote of the Legislature.

     REVENUE FORECAST. General Fund revenue is projected to total $6,404.5 million for the 1993-95 biennium. The forecast is revised up $71.4 million relative to the June estimate. Compared to the Close of the 1993 Legislative Session forecast, the current estimate is greater by $199.0 million or 3.2 percent. The major changes in the current forecast are: $29.2 million increase in corporate income taxes, $22.3 million increase in gift and inheritance taxes, $22.1 million increase in personal income taxes, and $9.4 million decrease in interest earnings.

     General Fund revenue is projected to be $6,870.2 million for the 1995-97 biennium. The beginning balance for the biennium is estimated to be $401.5 million. This leads to a total General Fund resources estimate of $7,271.7 million. The September resource estimate exceeds the June forecast by $33.1 million.

     The estimate for General Fund resources is higher than the previous forecast only because the beginning balance is expected to be greater. The estimate for revenue collected during the 1993-95 biennium is $37.5 million less than the June forecast. The primary reason for the downward adjustment in revenue is the new higher estimate for the 2 percent corporate kicker credit. The higher anticipated credit explains most of the $24.7 million reduction in the corporate income tax forecast.

FACTORS AFFECTING PUERTO RICO

     The Commonwealth of Puerto Rico, the fourth largest of the Caribbean islands, is located 1,600 miles southeast of New York City. Puerto Rico is approximately 100 miles long and 35 miles wide, having an area of 3,435 square miles and a population of approximately 3.8 million people. Its capital, San Juan, has a population of .5 million. Puerto Rico has been part of the U.S. since 1898. Under a compact which governs relations between the U.S. and Puerto Rico, both share a common defense, market, currency and citizenship.

     Puerto Rico's economic base remains centered around tax advantages offered to U.S. manufacturing firms pursuant to Section 936 of the U.S. Internal Revenue Code. As discussed below, this section allows qualifying U.S. corporations operating in Puerto Rico exemptions from a portion of U.S. corporate income tax; however, recently enacted legislation will limit the amount of the exemption available in 1994 and subsequent years.

     The U.S. Congress has been considering legislation that would authorize a plebiscite for Puerto Rico to determine statehood, independence, or enhanced commonwealth status. In the event Puerto Rico becomes a state or an independent country, it would result in the elimination or phaseout of the Section 936 tax incentives. The plebescite legislation remains stalled in the U.S. Congress.

     Before the enactment of the Omnibus Budget Reconciliation Act of 1993 ("OBRA"), under Section 936 of the Internal Revenue Code domestic corporations with a substantial amount of their business operations in Puerto Rico could elect to claim a "Section 936 credit" that effectively eliminated their U.S. income tax on income from business operations conducted in Puerto Rico. OBRA has now limited the amount of the Section 936 credit available to corporations in 1994 and subsequent years. Generally, a corporation may elect between two alternative limitations on the amount of the credit. The first limitation is based on the amount of economic activity it conducts in Puerto Rico (measured by compensation paid there and depreciation claimed on property located and used in a trade or business there); the second is based on an applicable percentage (40%, once the limitation is fully phased in by 1998) of the amount of the credit that would have been available to the corporation under pre-OBRA law. It is impossible to predict with certainty whether, or to what extent, these limitations on the Section 936 credit will result in a decrease in the business operations of U.S. corporations in Puerto Rico.

     In August 1983, the United States enacted legislation widely known as the Caribbean Basin Initiative ("CBI"). CBI, which is designed to encourage economic development in the Caribbean and Central America, provides for (i) unilateral, duty-free access to a United States market for Caribbean Basin products, except for a few selected commodities, for a period of 12 years; (ii) tax deductions for conventions held in the Caribbean; and (iii) direct economic assistance payments by the United States. CBI contains a number of measures designed to maintain the competitive position of Puerto Rico and U.S. insular possessions. Such measures include, among others, the inclusion in free trade benefits of products that are processed in part in Puerto Rico, rebates to Puerto Rico of excise taxes collected on rum imports and the exclusion of processed tuna from duty-free treatment. The government of Puerto Rico strongly supports the island's involvement in the CBI, particularly in relation to the development of twin plants, or complementary projects. Under this program, the labor-intensive phase of production generally occurs in a Caribbean or Central American country, while the more sophisticated, higher technology phases take place in Puerto Rico.

     Since the early 1970s, capital-intensive industries have been the primary force in Puerto Rican development. Pharmaceuticals, machinery and metal products dominate, followed by food products and apparel. The overall labor force has grown annually since 1983. The unemployment rate had decreased to 14.4% for 1990. As of June 30, 1990, the total labor force numbered just over one million. The unemployment rate had decreased to 14.4% for 1990. However, during the current slowdown of the economy in the mainland, Puerto Rico's level of unemployment has increased to approximately 16% for 1991.

     The principal employment sectors are government at 16.7%, services at 22.6% and manufacturing at 16.8%. The other major sectors of Puerto Rico's economy are tourism and agriculture. While tourism registered strong gains during recent years, it nonetheless accounted for only 6% of gross product in 1988. Agriculture is a large employer and continues to seek expansion by trying to grow crops for domestic consumption. Wealth and income ratios remain low in comparison to the United States despite the low cost of living on the island.

     Revenue shortfalls for fiscal 1991 resulted in the institution of a tax amnesty program, which while successful, represents the usage of a one-time revenue collection. Operating deficits have occurred in the general fund for the past two fiscal years and fiscal 1992 is expected to have the same result. Already the Commonwealth has experienced revenue shortfalls in addition to fines levied for prison facilities. It is expected that fiscal 1992 will close with an unreserved general fund balance of $5 million and an additional $27 million in a special budgetary reserve.

     Debt ratios in Puerto Rico are high. Debt policy has sought to keep the rate of growth of debt at or below that of gross domestic product, although substantial borrowings and the current economic slowdown mark a departure from this policy. The net tax-supported debt is $7.79 billion. AS of 1992, the per capita guaranteed debt burden is high at over $1,000, of which guaranteed and tax-supported debt will approximate $2,100. Debt service is more manageable relative to total expenditures at 12% of combined general and debt service fund expenditures. Currently, Puerto Rico's general obligation debt is rated Baa1 by Moody's and A by S&P.

FACTORS AFFECTING UTAH FUND

     Utah is ranked thirty-fifth in total population with a population of approximately 1.7 million. The State's economy is highly diversified. The agricultural and mining sectors have been supplemented by manufacturing, finance, transportation and tourism. Utah has experienced a job growth of 3% or better for five consecutive years, while many states in the nation were losing jobs. Employment in defense-related jobs is expected to be reduced in the coming years, but strong employment growth in other job sectors will more than absorb these reductions.

     Utah's per capita income is only 75% of the national average due to large family size, but the median household income is closer to the nation's. The State had an unrestricted General Fund surplus totaling $11,396,000 at June 30, 1993 of which $9,651,000 was designated for fiscal year 1994 appropriation and $1,745,000 was unrestricted undesignated surplus. The unrestricted undesignated surplus was appropriated by the 1994 Legislature for one time projects.

     The adopted budget for fiscal 1994 conservatively projects revenue growth of 4.5%, and expenditure growth of 5.2% in the General and Uniform School Funds (the primary state taxing and spending funds), including the use of $13 million in surplus from the prior year. No new taxes are imposed to fund the budget which incorporates estimates of growth in sales tax of 4.5% and growth in income tax of 8.0%. Public education and Medicaid account for the largest areas of increased spending. Public education spending is up 6.4%, and accounts for about 49% of total General and Uniform School Fund spending. Spending for schools is expected to continue to grow rapidly because Utah has the youngest population in the nation. During the last decade public education enrollment increased by 25% and the state projects the school age population to continue to grow at that rate. State General Fund Medicaid spending is budgeted to grow by 15.7%, with the state offsetting some of this cost through a temporary assessment on hospitals, which will generate $34.6 million in matching funds.

     Utah is a growing state with natural resources and national defense important economic influences. While defense-related employment is expected to be reduced in the coming years, strong employment growth in other job sectors is more than absorbing these reductions. In the 1980s, economic growth slowed, as mining and construction sectors were weak, partly offset by gains in services. The Mormon Church represents a source of economic stability.

     Utah has weathered the current national recession well, experiencing annual job growth of 3% or better for five consecutive years, while many states in the nation were losing jobs. The Rocky Mountain states have generally performed better than the nation in the recession, with personal income growth exceeding the U.S. rate from 1988 through 1992. Utah has out-performed the Rocky Mountain region in this period. Unemployment fell from 5.0% at the beginning of the year to 3.0% at year's end. The latter is a fifteen year low. The 4.0% average unemployment rate for the year is a reduction from the 4.9% average of 1992. The State unemployment rate was among the lowest in the nation for 1993, and nearly three full points below the national average of 6.8% for the year.

     The State's personal income grew by 6.7% in calendar year 1993. This rate of growth exceeds that of the nation at 4.7% but does not match the growth rate of 7.6% of the Rocky Mountain Region (i.e., Utah, Colorado, Idaho, Montana, and Wyoming).

     Utah continues to grow in population, but its high rate of internal population growth has been partially offset by a net migration of people out of the state. In 1991, this trend reversed, with the State experiencing a substantial net in-migration of 19,000, the first since 1983. In 1992, the State again had a substantial in-migration of over 19,000. Utah has become attractive for new and expanding businesses in manufacturing, high technology and information processing. A relatively low wage rate is one factor in attracting businesses to Utah; the average annual wages in 1990 were 85% of the national average. Utah, while still growing, has felt some of the effects of the national recession. Personal income growth has slowed from a peak of 9.3% in 1990 to a current rate of 7.3% in 1992, still well above the national rate of 5.1%. The State anticipates a defense job loss of 3,000 to 6,000 per year over the next three years; however, these losses amount to only about 1.5% of total non-farm employment. Defense jobs currently account for 8% of employment and are projected to drop to 6%. Strong employment growth in other job sectors is expected to absorb defense-related job losses.

     Utah significantly increased its borrowing in the 1980s, but has offset this by rapid payout of new debt. Bond life is short, with debt service claiming a moderate proportion of governmental revenues, currently 3.3%.

FACTORS AFFECTING WASHINGTON FUND

     The State experienced an increase in population between 1980 and 1990. The 1990 U.S. census count is 4,866,700 or 17.8% more than the 4,132,400 counted in 1980. In contrast, the total United States population increased by approximately 9.8% over the same period. State residents increased by one quarter million since 1990. The State's population reached an estimated 5,334,400 in September 1994, with an annual growth rate of more than 2% despite slower economic growth since 1990.

     The capital of Washington is Olympia; the State's largest city is Seattle. Seattle is situated on the Puget Sound and is part of the strong international trade, manufacturing, high technology, and business service corridor which extends from Everett to Tacoma. The Pacific Coast-Puget Sound region of the State includes 75% of the population, the major portion of industrial activity and the major part of the State's forests which are important to the timber and paper industries. The balance of the State includes rich agricultural areas
primarily  devoted  to  grain,  apple  and  other  fruit  orchards,   and  dairy
operations.

     WASHINGTON'S ECONOMY. The economic base of the State includes manufacturing and service industries as well as agricultural and timber production. Overall, during 1987 through 1993, employment within the State experienced growth in manufacturing as well as non-manufacturing industries. Sectors in which growth has exceeded comparable figures reported for the United States include durable and non-durable goods manufacturing, services and government. The Boeing Company, the State's largest employer, is preeminent in aircraft manufacture. Boeing exerts a significant impact on overall State production, employment and labor earnings.

     The State's leading export industries are aerospace, forest products, agriculture and food processing. On a combined basis, the aerospace, timber and food processing industries employ about 9% of the State's non-farm workers. The State ranks fourth among 12 leading states in the percentage of its work force employed in technology-related industries and ranks third among the largest software development centers. The State is the home of approximately 1000 advanced technology firms.

     Real GDP grew by 3.7% in the second quarter of 1994 although most of the growth resulted of a surge in inventories. The forecast expects more moderate growth in the second half of 1994 and 1995. Residential construction is expected to decline in the second half of this year and investment in producers' durable equipment should grow more slowly. Federal government fiscal restraint and the foreign sector will continue to dampen the recovery. More moderate growth in the second half of 1994 and early 1995 are expected to convince the Federal Reserve Board that its efforts to restrain the economy were successful, allowing it to ease interest rates in 1995. The forecast calls for real GDP to grow 3.6% in 1994 slowing to 2.5% in 1995. Growth is expected to accelerate to 2.8% in 1996 and 2.7% in 1997, however. The implicit price deflator for personal consumption expenditures is expected to rise only 2.2% in 1994 but to accelerate to 2.9% in 1995, 3.1% in 1996, and 3.2% in 1997.

     The Washington economy is expected to continue to grow during 1994 and 1995, spurred by the U.S. recovery and continued strong population growth. Declines in aerospace employment in 1994 and a correction in construction employment in 1995 will hold growth below the national average, however. Total nonfarm employment growth is expected to increase to 2.1% in 1994 and 1.7% in 1995 from 1.4% in 1994. Real personal income, which rose 1.9% in 1993, is expected to increase 2.8% in 1994 and 2.5% in 1995. The September 1994 General Fund- State revenue forecast for the 1993-95 Biennium is $16.396 billion (GAAP basis), an increase of $62 million over the June forecast.

     For the 1993-95 Biennium, General Fund-State revenues are projected to be $16.396 billion, an increase of 10.3% over the 1991-93 Biennium, plus a carry-forward of $234 million. Since passage of the 1994 Supplemental budget, estimates of General Fund-State revenue collections have increased in two successive forecasts. Revenues are expected to be $114 million higher than expected at the time of enactment of the 1994 Supplemental. The outlook for the remainder of the biennium is unchanged.

     The State Legislature passed a 1993-95 Biennium Budget on May 6, 1993, and the Governor signed the budget bill on May 28, 1993. This budget contains $650 million in general tax increases, $163 million in other revenues, $700 million in program and administrative reductions, and $622 million in funds shifts (such as to federal funding sources). The 1994 Supplemental Operating Budget passed the State legislature on March 14, 1994, and the Governor signed the Supplemental budget bill on April 6, 1994. The Supplemental budget includes $48 million in tax cuts, an $11 million revenue increase from a variety of sources and $168 million in additional expenditures, many of which represent one time investments.

     REVENUES. General and selective sales and gross receipts taxes accounted for approximately 77.4% of total State tax revenues for the fiscal year ending June 30, 1992. The State property tax levy represented approximately 10.1% of all State tax revenues for fiscal year 1992. The Washington State Constitution, as interpreted by the Washington State Supreme Court, prohibits the imposition of net income taxes.

     BUDGETING. Washington operates on a July 1 to June 30 fiscal year and on a biennial budget basis, the constitutionally prescribed fiscal period. Washington State law requires a balanced biennial budget. Furthermore, whenever it appears that disbursements will exceed the aggregate of estimated receipts plus beginning cash surplus, the Governor is required to reduce allotments, thereby reducing expenditures of appropriated funds. To assist in its financial planning, Washington prepares quarterly econometric forecasts which are derived from national econometric models.

FACTORS AFFECTING WISCONSIN FUND

     Wisconsin's economy, although fairly diverse, is primarily concentrated in the manufacture of durable goods (accounting for 25% of its employment) and secondarily in agriculture and tourism. Wisconsin escaped the worst of the national recession and has continued to outperform the national economy. The state's unemployment rate has been below the national average for the past five years.

     The State has a diverse revenue-raising structure. Approximately 37% of the total revenue is derived from the various taxes levied by the State. The remainder comes from the federal government and from various kinds of fees, licenses, permits and service charges paid by users of specific services, privileges or facilities. The State's tax structure has a diverse underlying base consisting of income, general and special product sales, transfer of wealth and property value. About one-third of all taxes collected by the State are returned to local units of government. The remaining funds are used for State programs.

     On April 25, 1994 the Governor signed into law a budget adjustment bill for the 1993-94 and 1994-95 fiscal years. For the fiscal year ending June 30, 1994, the budget, as adjusted, on an all-funds basis projects a surplus of $233 million. Total available revenues are estimated to be $18.260 billion consisting of (i) a beginning balance of $168 million, (ii) tax revenues of $7.305 billion and (iii) nontax revenues of $10.787 billion. Total disbursements and reserves are estimated to be $18.100 billion, consisting of net disbursements of $17,968 billion and reserves of $132 million. This results in an estimated balance of $160 million which, when combined with the statutorily required balance of $723 million, results in a surplus at June 30, 1994 of $233 million.

     The projected general-fund surplus for June 30, 1994 is the same as the all-funds surplus, $233 million. Total available revenues are estimated to be $12.843 billion consisting of (i) a beginning balance of $168 million, (ii) tax revenues of $7.305 billion and (iii) nontax revenues of $5.370 billion. Total disbursements and reserves are estimated to be $12.683 billion, consisting of net disbursements of $12.551 billion and reserves of $132 million. The surplus is identical to the all-funds amount.

     For the fiscal year ending June 30, 1995, the budget, as adjusted, on an all-funds basis projects a surplus of $105 million. Total available revenues are estimated to be $19.161 billion consisting of (i) a beginning balance of $233 million, (ii) tax revenues of $7.700 billion and (iii) nontax revenues of $11.228 billion. Total disbursements and reserves are estimated to be $19.134 billion, consisting of net disbursements of $18.929 billion and reserves of $205 million. This results in an estimated balance of $27 million which, when combined with the statutorily required balance of $78 million, results in a surplus at June 30, 1995 of $105 million.

     The projected general-fund surplus for June 30, 1995 is the same as the all-funds surplus, $105 million. Total available revenues are estimated to be $13.500 billion consisting of (i) a beginning balance of $233 million, (ii) tax revenues of $7.700 billion and (iii) nontax revenues of $5.567 billion. Total disbursements and reserves are estimated to be $13.473 billion, consisting of net disbursements of $13.268 billion and reserves of $205 million. The surplus is identical to the all-funds amount.

     Since adoption of the budget adjustment bill, additional legislation has been signed providing for net additional spending of approximately $10.4 million, principally in the 1994-95 fiscal year. As a result the June 30, 1995 balance has been reduced to approximately $94.6 million.

     On May 15, 1990 the Wisconsin Supreme Court declared unconstitutional a sales tax imposed by the State on access services in connection with telephone service provided between local access and transfer areas. Based on the decision, payers of the invalidated tax may file a claim for refund. The State has one year from the date of filing to review the claim. It is estimated that refunds could be made in an aggregate amount up to $90 million. Legislation reducing taxation on telephone companies has been enacted. Based on negotiations with the telephone companies, it is the intention that the full and complete implementation of the legislation in 1997 will constitute the refund of taxes that could be claimed. The 1992-93 budget does not provide for the payment of the claims.

     The projections of total State disbursements for the 1992-93 fiscal year is based on assumptions relating to economic and demographic factors, desired levels of services, and the success of expenditure control mechanisms applied by the Secretary of Administration pursuant to statutory authority in controlling disbursements for State operations. Factors that may affect the level of disbursements in the 1992-93 fiscal year and make the projected levels difficult to maintain include uncertainties relating to the economy of the nation and the State.

     The State may increase appropriations from or reduce taxes below the levels established in its budget. In recent past years, including the current fiscal year, the State has adopted appropriation measures subsequent to passage of the budget act. However, it has been the State's policy that supplemental appropriations adopted by the Legislature will be within revenue projections for that fiscal period or balanced by reductions in other appropriations. Thus, spending from additional appropriations has been matched by reduced disbursements, increased revenues or a combination of both.

     The Dane County Circuit Court has specified the remedies resulting from its 1991 decision regarding the source of payment for certain additional pension amounts. One part of the remedy requires a lump-sum payment from the General Fund to the Employee Trust Fund to be made by August 1994. The payment is estimated to be $95.3 million. In addition, the State is expected to incur other costs of about $0.5 million to implement the remedy and an amount yet to be determined to pay plaintiffs' attorneys fees. The monetary remedy has been stayed by the Dane County Circuit Court pending entry of a final, nonappealable judgment. All parties have filed appeals or cross-appeals. It is possible that the amount of the remedy may be increased or decreased, perhaps substantially, or eliminated. The 1994-95 budget does not specifically provide for this payment, although a portion of the amounts budgeted for compensation/litigation reserves could be applied to the payment of this, and other, claims. The 1993-94 budget allocates $59 million and the 1994-95 budget allocates $120 million for compensation/litigation reserves, however, no representation is made as to the adequacy of the compensation/litigation reserves to make this payment.

     No legislation directly or indirectly affecting general purpose revenue (tax revenue and departmental revenue) of the General Fund may be enacted if the bill would cause the estimated General Fund balance on June 30 of the fiscal year to be less than the required statutory reserve. The State began the 1992-93 fiscal year with a balance of less than 1% of the general purpose revenue appropriations due to a circuit court decision enjoining the use of state lottery fund moneys for general school equalization aids. General purpose revenue appropriation legislation for the 1992-93 fiscal year will have to take into consideration the fact that the balance is below the statutory requirement.

     The State has experienced and expects to continue to experience certain periods when the General Fund is in a negative cash position. State statutes provide certain administrative remedies to deal with these periods. The Secretary of Administration may temporarily reallocate up to $400 million of available cash in other funds to the General Fund. The Secretary of Administration may set priorities for payments from the General Fund as well as prorate certain payments. State statutes provide that all payments shall be in accordance with the following order of preference: (1) all direct and indirect payments of principal and interest on State general obligation debt have first priority and may not be prorated or reduced; (2) all direct and indirect payments of principal and interest on operating notes have second priority and may not be prorated or reduced; (3) all State employee payrolls have third priority and may be prorated or reduced; and (4) all other payments shall be paid in a priority determined by the Secretary of Administration and may be prorated or reduced.

                                    INSURANCE

     Voyageur anticipates that substantially all of the insured Tax-Exempt Obligations in each Insured Fund's investment portfolio will be covered by either Primary Insurance or Secondary Market Insurance. However, as a non-fundamental policy, the Insured Tax Free Funds must obtain Portfolio Insurance on all Tax-Exempt Obligations requiring insurance that are not covered by either Primary Insurance or Secondary Market Insurance. Both Primary Insurance and Secondary Market Insurance are non-cancellable and continue in force so long as the insured security is outstanding and the respective insurer remains in business. Premiums for Portfolio Insurance, if any, would be paid from Fund assets and would reduce the current yield on its investment portfolio by the amount of such premiums.

     Because Portfolio Insurance coverage terminates upon the sale of an insured security from a Fund's portfolio, such insurance does not have an effect on the resale value of the security. Therefore, unless a Fund elects to purchase Secondary Market Insurance with respect to such securities or such securities are already covered by Primary Insurance, it generally will retain any such securities insured by Portfolio Insurance which are in default or in significant risk of default, and will place a value on the insurance equal to the difference between the market value of the defaulted security and the market value of similar securities which are not in default.

     The Insured Tax Free Funds are authorized to obtain Portfolio Insurance from insurers that have obtained a claims-paying ability rating of "AAA" from S&P or "Aaa" (or a short-term rating of "MIG-1") from Moody's, including AMBAC Indemnity Corporation ("AMBAC"), Municipal Bond Investors Assurance Corporation ("MBIA"), Financial Guaranty Insurance Company ("FGIC") and Financial Security Assurance, Inc. ("FSA").

     A Moody's insurance claims-paying ability rating is an opinion of the ability of an insurance company to repay punctually senior policyholder obligations and claims. An insurer with an insurance claims-paying ability rating of Aaa is adjudged by Moody's to be of the best quality. In the opinion of Moody's, the policy obligations of an insurance company with an insurance claims-paying ability rating of Aaa carry the smallest degree of credit risk and, while the financial strength of these companies is likely to change, such changes as can be visualized are most unlikely to impair the company's fundamentally strong position. An S&P insurance claims-paying ability rating is an assessment of an operating insurance company's financial capacity to meet obligations under an insurance policy in accordance with its terms. An insurer with an insurance claims-paying ability rating of AAA has the highest rating assigned by S&P. The capacity of an insurer so rated to honor insurance contracts is adjudged by S&P to be extremely strong and highly likely to remain so over a long period of time.

     An insurance claims-paying ability rating by Moody's or S&P does not constitute an opinion on any specific insurance contract in that such an opinion can only be rendered upon the review of the specific insurance contract. Furthermore, an insurance claims-paying ability rating does not take into account deductibles, surrender or cancellation penalties or the timeliness of payment; nor does it address the ability of a company to meet non-policy obligations (i.e., debt contracts).

     The assignment of ratings by Moody's or S&P to debt issues that are fully or partially supported by insurance policies, contracts or guarantees is a separate process from the determination of insurance claims-paying ability ratings. The likelihood of a timely flow of funds from the insurer to the trustee for the bondholders is a likely element in the rating determination for such debt issues.

     Each of AMBAC, MBIA, FGIC, and FSA has a insurance claims-paying ability rating of Aaa from Moody's and AAA from S&P.

     AMBAC has received a letter ruling from the Internal Revenue Service which holds in effect that insurance proceeds representing maturing interest on defaulted municipal obligations paid by AMBAC to municipal bond funds substantially similar to the Insured Tax Free Funds, under policy provisions substantially identical to those contained in its municipal bond insurance policy, will excludable from federal gross income under Section 103(a) of the Internal Revenue Code.

     As of June 30, 1994, the total admitted assets (unaudited) of AMBAC were approximately $2.060 billion with statutory capital (unaudited) of approximately $1.178 billion. Statutory capital consists of the AMBAC's statutory contingency reserve and policyholders' surplus.

     As of June 30, 1994, the total admitted assets (unaudited) of MBIA were approximately $3.3 billion with total liabilities (unaudited) of approximately $2.2 billion and total capital and surplus (unaudited) of approximately $1.1 billion.

     As of September 30, 1993, the total capital and surplus of FGIC was approximately $744.7 million.

     As of June 30, 1994, the total policyholders' surplus and contingency reserves and the total unearned premium reserve, respectively, of FSA and its consolidated subsidiaries were, in accordance with statutory accounting principles, approximately $475.8 million (unaudited) and $232.9 million (unaudited), and the total shareholders' equity and the total unearned premium reserve, respectively, of FSA and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $530.0 million (unaudited) and $206.0 million (unaudited).

     None of AMBAC, MBIA, FGIC and FSA or any associate thereof, has any material business relationship, direct or indirect, with the Funds.

     AMBAC, MBIA, FGIC and FSA are subject to regulation by the department of insurance in each state in which they are qualified to do business. Such regulation however, is not a guarantee that any of AMBAC, MBIA, FGIC and FSA will be able to perform on its contractual insurance in the event a claim should be made thereunder at some time in the future.

     The information relating to AMBAC, MBIA, FGIC and FSA set forth above, including the financial information, has been furnished by such corporations or has been obtained from publicly available sources. Financial information with respect to AMBAC, MBIA, FGIC and FSA appears in reports filed by AMBAC, MBIA, FGIC and FSA with insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information with respect to AMBAC, MBIA, FGIC and FSA or as to the absence of material adverse changes in such information subsequent to the date thereof.


                BOARD MEMBERS AND EXECUTIVE OFFICERS OF THE FUNDS

         The Board members and officers of the Funds, their position with the Funds and their principal occupations during the past five years are set forth below. In addition to the occupations set forth below, the Directors and officers also serve as directors and trustees or officers of various other closed-end and open-end investment companies managed by Voyageur.

                                                              PRINCIPAL OCCUPATION(S) DURING
NAME, ADDRESS, AND AGE              POSITION              PAST FIVE YEARS AND OTHER AFFILIATIONS
----------------------              --------              --------------------------------------
John G. Taft, 40                    President          President  of Voyageur  and of Voyageur  Fund  Distributors,
90 South Seventh Street             (Executive         Inc. ("the  Underwriter ") since 1991;  Director of Voyageur
Suite 4400                          Vice               and the Underwriter since 1993;  Management Committee member
Minneapolis, Minnesota 55402        President -        of Voyageur from 1991 to 1993; previously, Managing Director
                                    Colorado           at Piper, Jaffray & Hopwood Incorporated from 1986 to 1991.
                                    Fund
                                    only)

Andrew M. McCullagh, Jr., 46        Vice               Director  of  Voyageur  and  the  Underwriter   since  1993;
717 Seventeenth Street              President          Executive Vice  President of Voyageur since 1990;  Executive
Denver, Colorado 80202              (President -       Vice President of Colorado Funds Management Group, Inc. from
Executive                           Colorado Tax       1987 to 1990.
                                    Free Fund
                                    only)

Kenneth R. Larsen, 32               Treasurer          Chief Financial Officer of Voyageur since 1990;  Director of
90 South Seventh Street                                Voyageur  and the  Underwriter  since  1993;  Secretary  and
Suite 4400                                             Treasurer of Voyageur and the Underwriter from 1990 to 1993.
Minneapolis, Minnesota 55402

Thomas J. Abood, 31                 Secretary          Vice President and General  Counsel of Voyageur and Voyageur
90 South Seventh Street                                Companies,  Inc. since October 1994; associated with the law
Suite 4400                                             firm of  Skadden,  Arps,  Slate,  Meagher  & Flom,  Chicago,
Minneapolis, Minnesota 55402                           Illinois from September 1988 to October 1994.


Clarence G. Frame, 76               Board member       Of counsel, Briggs & Morgan law firm.
W-875
First National Bank Building
332 Minnesota Street
St. Paul, Minnesota  55101

Richard F. McNamara, 61             Board member       Chief    Executive    Officer   of    Activar,    Inc.,    a
7808 Creekridge Circle                                 Minneapolis-based  holding  company  consisting of seventeen
Minneapolis, Minnesota 55439                           companies in industrial  plastics,  sheet metal,  automotive aftermarket,  consturction supply, electronics and financial services, since 1966.


Thomas F. Madison*, 58              Board member       Vice  Chairman-Office  of the  CEO,  Minnesota  Mutual  Life
200 South Fifth Street                                 Insurance Company since February 1994;  President and CEO of
Suite 2100                                             MLM Partners, Inc. since January 1993; previously, President
Minneapolis, Minnesota 55402                           of U.S. WEST  Communications-Markets  from 1988 to 1993; Mr.
                                                       Madison  currently  serves  on the  board  of  directors  of
                                                       Minnesota Mutual Life Insurance Company, Valmont Industries,
                                                       Inc., Eltrax Systems, Inc. and various civic and educational organizations.


James W. Nelson, 52                 Board member       Chairman and Chief  Executive  Officer of Eberhardt  Holding
81 South Ninth Street                                  Company and its  subsidiaries  since 1990; prior to which he
Suite 400                                              had been President since 1976.
Minneapolis, Minnesota 55440

Robert J. Odegard, 73               Board member       Special  Assistant  to the  President of the  University  of
University of Minnesota                                Minnesota  from  August 1984 to April 1989 and from May 1990
   Foundation                                          to present;  Associate Vice  President for Alumni  Relations
1300 South Second Street                               and  Development of the University of Minnesota from 1970 to
Minneapolis, Minnesota 55454                           August 1984 and from April 1989 to May 1990.


Jane M. Wyatt, 40                   Executive          Director  and Chief  Investment  Officer of  Voyageur  since
90 South Seventh Street             Vice               1993; Director of the Underwriter since 1993; Executive Vice
Suite 4400                          President          President  and  Portfolio  Manager of Voyageur  from 1992 to
Minneapolis, Minnesota 55402                           1993;  Vice  President  and  Portfolio  Manager from 1989 to
                                                       1992.

Elizabeth H. Howell, 32             Vice               Vice  President of Voyageur and Senior Tax Exempt  Portfolio
90 South Seventh Street             President          Manager; previously, portfolio manager for Windsor Financial
Suite 4400                                             Group, Minneapolis, from 1988 to 1991.
Minneapolis,  Minnesota 55402

James C. King, 54                   Vice               Director  of  Voyageur  and  the  Underwriter   since  1993;
90 South Seventh Street             President          Executive Vice President and Senior Equity Portfolio Manager
Suite 4400                                             of Voyageur since 1990.
Minneapolis, Minnesota 55402

Richard Vandenberg, 45              Vice               Executive Vice  President of Voyageur since 1994;  Portfolio
90 South Seventh Street             President          Manager  of  Voyageur   since  October   1992;   previously,
Suite 4400                                             Proprietary  Trader  with  Norwest  Bank from  March 1992 to
Minneapolis, Minnesota 55402                           October 1992;  President of Ravan  Corporation,  a commodity trading adviser in Excelsior,  Minnesota, from 1990 to March
                                                       1992.

_________________________________
*"Interested person" of the Funds as such term is defined in the 1940 Act.

     The Funds do not compensate their officers. Each director or trustee (who is not an employee of Voyageur or any of its affiliates) received a total annual fee of $24,000 for serving as a director or trustee for each of the open-end and closed-end investment companies (the "Fund Complex") for which Voyageur acts as investment adviser, plus a $500 fee for each special in-person meeting attended by such director. These fees are allocated among each series or fund in the Fund Complex based on the relative average net asset value of each series or fund. Currently the Fund Complex consists of ten open-end investment companies comprising 38 series or funds and six closed-end investment companies. In addition, each director or trustee who is not an employee of Voyageur or any of its affiliates is reimbursed for expenses incurred in connection with attending meetings. For the fiscal year ended December 31, 1994, the Fund Complex paid total compensation of $22,500 to each of Messrs. Frame, McNamara, Nelson and Odegaard and $16,000 to Mr. Madison. Mr. Harley Danforth received $22,500 for service as a director/trustee through the fiscal year ended December 31, 1994. Mr. Danforth has resigned as a member of the Board of the Funds, but has been retained as a consultant by the Funds for the period ending January 1996. He will receive $20,000 for his services as a consultant.

                     THE INVESTMENT ADVISER AND UNDERWRITER

     Voyageur Fund Managers, Inc., a Minnesota corporation ( "Voyageur"), has been retained under an investment advisory agreement (the "Advisory Agreement") to act as each Fund's investment adviser, subject to the authority of the Board of each Fund. Voyageur and the Underwriter are each indirect wholly-owned subsidiaries of Dougherty Dawkins, Inc. ("Dougherty Dawkins"), which is owned
50% by Michael E. Dougherty and 50% by Pohlad Companies. Mr. Dougherty co-founded the predecessor of Dougherty Dawkins in 1977 and has served as Dougherty Dawkins' Chairman of the Board and Chief Executive Officer since inception. Pohlad Companies is a holding company owned in equal parts by each of James O. Pohlad, Robert C. Pohlad and William M. Pohlad. Certain key employees of Dougherty Dawkins and its subsidiaries and an employee benefit plan benefitting the employees of such companies have been offered the opportunity to purchase voting common shares of Dougherty Dawkins through stock options granted with respect thereto, with the shareholdings of Pohlad Companies and Mr. Dougherty each to be diluted proportionately by any such purchases. Following any such purchases, Mr. Dougherty and Pohlad Companies would each continue to own greater than 25% of the outstanding voting common shares of Dougherty Dawkins, and no other person or entity would own greater than 25% of such shares. The principal executive offices of Voyageur are located at 90 South Seventh Street, Suite 4400, Minneapolis, Minnesota 55402.

     Voyageur Fund Distributors, Inc. (the "Underwriter") is the principal distributor of the Funds' shares. With regard to the Underwriter, Mr. Taft is the President and a director, Mr. Abood is Vice President and General Counsel, and Mr. McCullagh, Ms. Wyatt, and Mr. Larsen are each a director.

INVESTMENT ADVISORY AGREEMENTS

     The Funds do not maintain their own research departments. The Funds have contracted with Voyageur for investment advice and management. Pursuant to an Investment Advisory Agreement, Voyageur has the sole and exclusive responsibility for the management of each Fund's portfolio and the making and execution of all investment decisions for each Fund subject to the objectives and investment policies and restrictions of each Fund and subject to the supervision of each Fund's Board of Directors. Voyageur also furnishes, at its own expense, office facilities, equipment and personnel for servicing the investments of each Fund. Voyageur has agreed to arrange for officers and employees of Voyageur to serve without compensation from the Funds as directors, officers or employees of each Fund if duly elected to such positions by the shareholders or directors of the Funds.

     As compensation for Voyageur's services, each Fund is obligated to pay to Voyageur a monthly investment advisory and management fee equivalent on an annual basis to .50 of 1% (.40 of 1% for the Limited Term Tax Free Funds) of its average daily net assets, respectively. The fee is based on the average daily value of each Fund's net assets at the close of each business day.

     The Investment Advisory Agreement on behalf of each Fund continues from year to year only if approved annually (a) by the Fund's Board or by vote of a majority of the outstanding voting securities of the Fund and (b) by vote of a majority of board members of the Fund who are not parties to such Investment Advisory Agreement or interested persons (as defined in the 1940 Act) of any such party, cast in person at a meeting of the Board called for the purpose of voting on such approval. The Investment Advisory Agreement on behalf of each Fund may be terminated by either party on 60 days' notice to the other party and terminates automatically upon its assignment. The Investment Advisory Agreement also provides that amendments to the Agreement may be affected if approved by the Board (including a majority of the directors who are not interested persons of Voyageur or the Fund), unless the 1940 Act requires that any such amendment must be submitted for approval by the Fund's shareholders and that all proposed assignments of such agreement are subject to approval by the Board of Directors (unless the 1940 Act otherwise requires shareholder approval).

ADMINISTRATIVE SERVICES AGREEMENTS

     Voyageur also acts as each Fund's dividend disbursing, transfer, administrative and accounting services agent pursuant to an Administrative Services Agreement. Pursuant to the Administrative Services Agreements, Voyageur provides each Fund all dividend disbursing, transfer agency, administrative and accounting services required by such Fund including, without limitation, the following: (i) the calculation of net asset value per share (including the pricing of each Fund's portfolio of securities) at such times and in such manner as is specified in the Fund's current Prospectus and Statement of Additional Information, (ii) upon the receipt of funds for the purchase of the Fund's shares or the receipt of redemption requests with respect to the Fund's shares outstanding, the calculation of the number of shares to be purchased or redeemed, respectively, (iii) upon the Fund's distribution of dividends, the calculation of the amount of such dividends to be received per share, the calculation of the number of additional shares of the Fund to be received by each shareholder of the Fund (other than any shareholder who has elected to receive such dividends in cash) and the mailing of payments with respect to such dividends to shareholders who have elected to receive such dividends in cash,
(iv) the provision of transfer agency services, (v) the creation and maintenance of such records relating to the business of the Fund as the Fund may from time to time reasonably request, (vi) the preparation of tax forms, reports, notices, proxy statements, proxies and other shareholder communications, and the mailing thereof to shareholders of the Fund, and (vii) the provision of such other dividend disbursing, transfer agency, administrative and accounting services as the Fund and Voyageur may from time to time agree upon. Pursuant to each Administrative Services Agreement, Voyageur also provides such regulatory, reporting and compliance related services and tasks as the Funds may reasonably request.

     As compensation for these services, each Fund pays Voyageur a monthly fee based upon each Fund's average daily net assets and the number of shareholder accounts then existing. This fee is equal to the sum of (i) $1.33 per shareholder account per month, (ii) $1,000 per month if the Fund's average daily net assets do not exceed $50 million, $1,250 per month if the Fund's average daily net assets are greater than $50 million but do not exceed $100 million, and $1,500 per month if the Fund's average daily net assets exceed $100 million,
(iii) with respect to each of Colorado Tax Free Fund, Minnesota Tax Free Fund, Minnesota Insured Tax Free Fund, Minnesota Limited Term Tax Free Fund, Florida Limited Term Tax Free Fund, Iowa Tax Free Fund, Idaho Tax Free Fund, and Wisconsin Tax Free Fund; 0.11% per annum of the first $20 million of the Fund's average daily net assets, 0.06% per annum of the next $20 million of the Fund's average daily net assets, 0.035% per annum of the next $60 million of the Fund's average daily net assets, 0.03% per annum of the next $400 million of the Fund's average daily net assets and 0.02% per annum of the Fund's average daily net assets in excess of $500 million and (iv) with respect to each of Arizona Limited Term Tax Free Fund, Arizona Tax Free Fund, Arizona Insured Tax Free
Fund, California Limited Term Tax Free Fund, California Tax Free Fund, California Insured Tax Free Fund, Colorado Limited Term Tax Free Fund, Colorado Insured Tax Free Fund, Florida Tax Free Fund, Florida Insured Tax Free Fund, Kansas Tax Free Fund, Missouri Insured Tax Free Fund, New Mexico Tax Free Fund, Oregon Insured Tax Free Fund, Utah Tax Free Fund, Washington Insured Tax Free Fund, National Limited Term Fund, National Tax Free Fund, National Insured Tax Free Fund and North Dakota Tax Free Fund, 0.11% per annum of the first $50 million of the Fund's average daily net assets, 0.06% per annum of the next $100 million of the Fund's average daily net assets, 0.035% per annum of the next $250 million of the Fund's average daily net assets, 0.03% per annum of the next $300 million of the Fund's average daily net assets and 0.02% per annum of the Fund's average daily net assets in excess of $700 million. For purposes of calculating average daily net assets, as such term is used in the Administrative Services Agreements, each Fund's net assets equal its total assets minus its total liabilities. Each Fund also reimburses Voyageur for its out-of-pocket expenses in connection with Voyageur's provision of services under the Fund's Administrative Services Agreement.

     Each Administrative Services Agreement is renewable from year to year if the directors approve it in the same way they approve the Investment Advisory Agreements. The Administrative Services Agreements can be terminated by either party on 60 days' notice to the other party and the Agreements terminate automatically upon their assignment. The Administrative Services Agreements also provide that amendments to the Agreement may be effected if approved by the Board (including a majority of the board members who are not interested persons of Voyageur or the Fund), unless the 1940 Act requires that any such amendment must be submitted for approval by the Fund's shareholders and that all proposed assignments of such agreement are subject to approval by the Board (unless the 1940 Act otherwise requires shareholder approval thereof).

EXPENSES OF THE FUNDS

     Voyageur is contractually obligated to pay the operating expenses of each Fund (excluding interest, taxes, brokerage fees and commissions, Rule 12b-1 fees, if any, and, with respect to the Insured Funds, insurance premiums on portfolio securities) which exceed 1% of the Fund's average daily net assets on an annual basis up to the amount of the investment advisory and management fee, and, with respect to the Insured Tax Free Funds up to the combined amount of the investment advisory and management fee and the dividend disbursing, administrative and accounting services fee. In addition, Voyageur reserves the right to voluntarily waive its fees in whole or part and to voluntarily absorb certain other of the Funds' expenses. Any such waiver or absorption, however, is in Voyageur's sole discretion and may be lifted or reinstated at any time. In order to comply with requirements of California law, the California Funds and National Funds have undertaken to limit expenses in certain circumstances such that aggregate annual expenses will not exceed 2-1/2% of the first $30 million of the average net assets, 2% of the next $70 million of the average net assets and 1-1/2% of the remaining average net assets for any fiscal year. Set forth below is certain information regarding the investment advisory and administrative services fees paid by each Fund to Voyageur during the indicated fiscal periods.

                                                       ARIZONA INSURED TAX FREE FUND
                                                       -----------------------------

                                        INVESTMENT            ADMINISTRATIVE        FEES ABSORBED
                                         ADVISORY               SERVICES                   OR
                                           FEES                   FEES                   WAIVED
                                           ----                   ----                   ------
                  1/1/94-12/31/94       $1,298,673            $   289,690           $         0

                  1/1/93-12/31/93       $  990,603            $   291,426           $   389,913

                  1/1/92-12/31/92       $  412,371            $   116,329           $   463,500

                                                       CALIFORNIA INSURED TAX FREE FUND
                                                       --------------------------------

                                        INVESTMENT            ADMINISTRATIVE        FEES ABSORBED
                                         ADVISORY               SERVICES                   OR
                                           FEES                   FEES                   WAIVED
                                           ----                   ----                   ------
                  11/1/94-12/31/94(1)   $  23,717               $   9,550            $   33,267

                  11/1/93-10/31/94      $ 111,570               $  52,328            $  163,898

                  11/1/92-10/31/93      $  28,388               $  24,463            $   52,851

                  11/1/91-10/31/92      $     202               $       0            $      202

                                                       COLORADO TAX FREE FUND
                                                       ----------------------

                                        INVESTMENT            ADMINISTRATIVE        FEES ABSORBED
                                         ADVISORY               SERVICES                   OR
                                           FEES                   FEES                   WAIVED
                                           ----                   ----                   ------
                  1/1/94-12/31/94    $  2,039,009             $   409,511                  None

                  1/1/93-12/31/93    $  1,539,825             $   344,565                  None

                  1/1/92-12/31/92    $    742,409             $   142,698                  None

                                                  FLORIDA LIMITED TERM TAX FREE FUND
                                                  ----------------------------------

                                        INVESTMENT            ADMINISTRATIVE        FEES ABSORBED
                                         ADVISORY               SERVICES                   OR
                                           FEES                   FEES                   WAIVED
                                           ----                   ----                   ------
                  1/1/94-12/31/94 (3)      $956                  $11,264                $12,220

                                                       FLORIDA INSURED TAX FREE FUND
                                                       -----------------------------

                                        INVESTMENT            ADMINISTRATIVE        FEES ABSORBED
                                         ADVISORY               SERVICES                   OR
                                           FEES                   FEES                   WAIVED
                                           ----                   ----                   ------
                  11/1/94-12/31/93 (1) $  204,833              $ 76,709             $   250,000

                  11/1/93-10/31/94     $1,481,786              $350,992             $   805,000

                  11/1/92-10/31/93     $  794,887              $261,534             $ 1,056,421

                  11/1/91-10/31/92     $   58,317              $ 29,516             $    87,833

                                                            IOWA TAX FREE FUND
                                                            ------------------

                                        INVESTMENT            ADMINISTRATIVE        FEES ABSORBED
                                         ADVISORY               SERVICES                   OR
                                           FEES                   FEES                   WAIVED
                                           ----                   ----                   ------
                  9/1/94-12/31/94 (1)  $   56,650                $34,707               $ 91,357

                  9/1/93-8/31/94       $  127,361                $70,832               $198,193

                                                            KANSAS TAX FREE FUND
                                                            --------------------

                                        INVESTMENT            ADMINISTRATIVE        FEES ABSORBED
                                         ADVISORY               SERVICES                   OR
                                           FEES                   FEES                   WAIVED
                                           ----                   ----                   ------
                  11/1/94-12/31/94 (1)   $  5,550                $  5,993             $  11,543

                  11/1/93-10/31/94       $ 22,132                $ 18,251             $  40,383

                  11/1/92-10/31/93       $  4,534                $ 15,024             $  19,558

                                                  MINNESOTA LIMITED TERM TAX FREE FUND
                                                  ------------------------------------

                                        INVESTMENT            ADMINISTRATIVE        FEES ABSORBED
                                         ADVISORY               SERVICES                   OR
                                           FEES                   FEES                   WAIVED
                                           ----                   ----                   ------
                  3/1/94-12/31/94 (2)  $  272,884              $  104,431                  None

                  1/1/94-2/28/94 (2)   $   49,861              $   16,471                  None

                  1/1/93-12/31/93      $  250,315              $   95,608                  None

                  1/1/92-12/31/92      $  148,311              $   63,577                  None

                                                       MINNESOTA INSURED FUND
                                                       ----------------------

                                        INVESTMENT            ADMINISTRATIVE        FEES ABSORBED
                                         ADVISORY               SERVICES                   OR
                                           FEES                   FEES                   WAIVED
                                           ----                   ----                   ------
                  1/1/94-12/31/94     $ 1,561,406             $   366,842           $   925,000

                  1/1/93-12/31/93     $ 1,175,742             $   258,060           $   442,000

                  1/1/92-12/31/92     $   585,951             $   117,832           $   599,500

                                                       MINNESOTA TAX FREE FUND
                                                       -----------------------

                                        INVESTMENT            ADMINISTRATIVE        FEES ABSORBED
                                         ADVISORY               SERVICES                   OR
                                           FEES                   FEES                   WAIVED
                                           ----                   ----                   ------
                  1/1/94-12/31/94     $ 2,241,071             $   460,255                  None

                  1/1/93-12/31/93     $ 2,015,440             $   470,493                  None

                  1/1/92-12/31/92     $ 1,443,687             $   248,217                  None

                                                  MISSOURI INSURED TAX FREE FUND
                                                  ------------------------------

                                        INVESTMENT            ADMINISTRATIVE        FEES ABSORBED
                                         ADVISORY               SERVICES                   OR
                                           FEES                   FEES                   WAIVED
                                           ----                   ----                   ------
                  11/1/94-12/31/94 (1)$    32,651              $   20,078           $    50,000

                  11/1/93-10/31/94    $   173,907              $   79,615           $   253,522

                  11/1/92-10/31/93    $    79,101              $   48,736           $   127,837

                                                  NATIONAL INSURED TAX FREE FUND
                                                  ------------------------------

                                        INVESTMENT            ADMINISTRATIVE        FEES ABSORBED
                                         ADVISORY               SERVICES                   OR
                                           FEES                   FEES                   WAIVED
                                           ----                   ----                   ------
                  1/1/94-12/31/94     $   154,949            $     68,996           $   223,945

                  1/1/93-12/31/93     $    66,604            $     38,036           $   104,640

                  1/1/92-12/31/92     $     6,373            $     12,939           $    19,312

                                                     NEW MEXICO TAX FREE FUND
                                                     ------------------------

                                        INVESTMENT            ADMINISTRATIVE        FEES ABSORBED
                                         ADVISORY               SERVICES                   OR
                                           FEES                   FEES                   WAIVED
                                           ----                   ----                   ------
                  11/1/94-12/31/94 (1)   $ 17,494                $ 12,232             $  29,726

                  11/1/93-10/31/94       $108,865                $ 47,287             $ 135,000

                  11/1/92-10/31/93       $ 42,112                $ 31,103             $  73,215

                  11/1/91-10/31/92       $      0                $      0             $       0

                                                   NORTH DAKOTA TAX FREE FUND
                                                   --------------------------

                                        INVESTMENT            ADMINISTRATIVE        FEES ABSORBED
                                         ADVISORY               SERVICES                   OR
                                           FEES                   FEES                   WAIVED
                                           ----                   ----                   ------
                  1/1/94-12/31/94     $   180,617            $     80,745           $   157,087

                  1/1/93-12/31/93     $   135,899            $     72,879           $   119,913

                  1/1/92-12/31/92     $    49,043            $     28,191           $    74,000

                                                       OREGON INSURED TAX FREE FUND
                                                       ----------------------------

                                        INVESTMENT            ADMINISTRATIVE        FEES ABSORBED
                                         ADVISORY               SERVICES                   OR
                                           FEES                   FEES                   WAIVED
                                           ----                   ----                   ------
                  11/1/94-12/31/94 (1)  $  12,840              $    6,649             $  19,489

                  11/1/93-10/31/94      $  49,537              $   33,740             $  83,277

                  11/1/92-10/31/93      $  2,080               $    3,422             $   5,502

                                                            UTAH TAX FREE FUND
                                                            ------------------

                                        INVESTMENT            ADMINISTRATIVE        FEES ABSORBED
                                         ADVISORY               SERVICES                   OR
                                           FEES                   FEES                   WAIVED
                                           ----                   ----                   ------
                  11/1/94-12/31/94 (1) $     3,184             $    1,757            $    4,941

                  11/1/93-10/31/94     $    20,384             $   17,294            $   37,678

                  11/1/92-10/31/93     $     9,477             $   18,569            $   28,046

                  11/1/91-10/31/92     $         0             $        0            $        0

                                                     WASHINGTON INSURED TAX FREE FUND
                                                      --------------------------------

                                        INVESTMENT            ADMINISTRATIVE        FEES ABSORBED
                                         ADVISORY               SERVICES                   OR
                                           FEES                   FEES                   WAIVED
                                           ----                   ----                   ------
                  11/1/94-12/31/94 (1)  $   1,422               $   2,369             $   3,791

                  11/1/93-10/31/94      $   7,561               $  13,824             $  21,385

                  11/1/92-10/31/93      $   1,001               $   3,702             $   4,703

                                                            WISCONSIN TAX FREE FUND
                                                            -----------------------

                                        INVESTMENT            ADMINISTRATIVE        FEES ABSORBED
                                         ADVISORY               SERVICES                   OR
                                           FEES                   FEES                   WAIVED
                                           ----                   ----                   ------
                  9/1/94-12/31/94 (1)   $   31,634             $   22,386            $   54,020

                  9/1/94-8/31/94        $   46,460             $   31,486            $   77,946

(1) Effective December 31, 1994, the Fund changed its fiscal year end to December 31.
(2) Effective February 28, 1994, Minnesota Limited Term Tax Free Fund changed its fiscal year end to February 28 and, effective December 31, 1994, changed back to December 31.
(3) Period from May 1, 1994 (commencement of operations) to December 31, 1994.

     All costs and expenses (other than those specifically referred to as being borne by Voyageur or the Underwriter) incurred in the operation of each Fund are borne by the Fund. These expenses include, among others, fees of the Board members who are not employees of Voyageur or any of its affiliates, expenses of directors' and shareholders' meetings, including the cost of printing and mailing proxies, expenses of insurance premiums for fidelity bond and other coverage and, with respect to the Insured Tax Free Funds, insurance premiums for portfolio securities, expenses of redemption of shares, expenses of issue and sale of shares (to the extent not borne by the Underwriter under its agreement with such Fund), expenses of printing and mailing stock certificates representing shares of such Fund, association membership dues, charges of such Fund's custodian, and bookkeeping, auditing and legal expenses. Each Fund will also pay the fees and bear the expense of registering and maintaining the registration of such Fund and its shares with the Securities and Exchange Commission and registering or qualifying its shares under state or other securities laws and the expense of preparing and mailing prospectuses, reports and statements to shareholders.

RULE 12B-1 PLANS OF DISTRIBUTION; DISTRIBUTION AGREEMENTS

     Each Fund has adopted a Plan of Distribution (the "Plan") relating to the payment of certain expenses pursuant to Rule 12b-1 under the 1940 Act. Rule 12b-1(b) provides that any payments made by a Fund in connection with the distribution of its shares may only be made pursuant to a written plan describing all material aspects of the proposed financing of distribution and also requires that all agreements with any person relating to implementation of the plan must be in writing.

     Rule 12b-1(b)(1) requires that such plan be approved by a vote of at least a majority of the Fund's outstanding shares, and Rule 12b-1(b)(2) requires that such plan, together with any related agreements, be approved by a vote of the Board of Directors and of the directors who are not interested persons of the Fund and have no direct or indirect financial interest in the operation of the plan or in any agreements related to the plan, cast in person at a meeting called for the purpose of voting on such plan or agreements. Rule 12b-1(b)(3) requires that the plan or agreement provide, in substance:

     (1) that it shall continue in effect for a period of more than one year from the date of its execution or adoption only so long as such continuance is specifically approved at least annually in the manner described in paragraph
(b)(2) of Rule 12b-1;
     (2) that any person authorized to direct the disposition of monies paid or payable by a Fund pursuant to its plan or any related agreement shall provide to the Board of Directors, and the directors shall review, at least quarterly, a written report of the amount so expended and the purposes for which such expenditures were made; and
     (3) in the case of a plan, that it may be terminated at any time by vote of a majority of the members of the Board of Directors who are not interested persons of the Fund and have no direct or indirect financial interest in the operation of the plan or in any agreements related to the plan or by vote of a majority of the outstanding voting securities of a Fund.

     Rule 12b-1(b)(4) requires that such plans may not be amended to increase materially the amount to be spent for distribution without shareholder approval and that all material amendments of the plan must be approved in the manner described in paragraph (b)(2) of Rule 12b-1. Rule 12b-1(C) provides that each Fund may rely upon Rule 12b-1 only if the selection and nomination of that Fund's disinterested directors are committed to the discretion of such disinterested directors. Rule 12b-1(e) provides that each Fund may implement or continue a plan pursuant to Rule 12b-1(b) only if the directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law, and under Section 36(a) and (b) of the 1940 Act, that there is a reasonable likelihood that the plan will benefit the Fund and its shareholders.

     Each Fund has entered into a Distribution Agreement with the Underwriter, pursuant to which the Underwriter acts as the principal underwriter of each Fund's shares. The Distribution Agreement and Plan provide that the Underwriter agrees to provide, and shall pay costs which it incurs in connection with providing, administrative or accounting services to shareholders of each Fund (such costs are referred to as "Shareholder Servicing Expenses") and that the Underwriter shall also pay all costs of distributing the shares of each Fund ("Distribution Expenses"). Shareholder Servicing Expenses include all expenses of the Underwriter incurred in connection with providing administrative or accounting services to shareholders of the Funds, including, but not limited to, an allocation of the Underwriter's overhead and payments made to persons, including employees of the Underwriter, who respond to inquiries of shareholders regarding their ownership of Fund shares, or who provide other administrative or accounting services not otherwise required to be provided by the Funds' investment adviser or dividend disbursing, transfer, administrative and accounting services agent. Distribution Expenses include, but are not limited to, initial and ongoing sales compensation (in addition to sales loads) paid to investment executives of the Underwriter and to other broker-dealers and participating financial institutions; expenses incurred in the printing of prospectuses, statements of additional information and reports used for sales purposes; expenses of preparation and distribution of sales literature; expenses of advertising of any type; an allocation of the Underwriter's overhead; payments to and expenses of persons who provide support services in connection with the distribution of Fund shares; and other distribution-related expenses.

     Pursuant to the provisions of the Distribution Agreements, the Underwriter is entitled to receive a total fee each quarter at an annual rate of .25% of the average daily net assets attributable to each Fund's Class A shares, 1.00% of the average daily net assets attributable to each Fund's Class B shares and 1.00% of the average daily net assets attributable to each Fund's Class C shares to pay distribution expenses. As determined from time to time by the Board, a portion of such fees shall be designated as a "shareholder servicing fee" and a portion shall be designated as a "distribution fee." The Board has determined that all of the fee payable with respect to Class A shares shall be designated a shareholder servicing fee. With respect to fees payable with respect to Class B shares and Class C shares, that portion of the fee equal to .25% of average daily net assets attributable to a Fund's Class B shares or Class C shares is designated a shareholder servicing fee and that portion of the fee equal to .75% of average daily net assets attributable to a Fund's Class B shares or Class C shares is designated a distribution fee. Amounts payable to the Underwriter under the Distribution Agreement may exceed or be less than the Underwriter's actual distribution expenses and shareholder servicing expenses. In the event such distribution expenses and shareholder servicing expenses exceed amounts payable to the Underwriter under the Plan, the Underwriter shall not be entitled to reimbursement by the Funds. In addition to being paid shareholder servicing and distribution fees, the Underwriter also receives for its services the sales charge on sales of Fund shares set forth in each Prospectus.

     Each Fund's Distribution Agreement is renewable from year to year if such Fund's Board approves the Agreement and the Fund's Plan. Each Fund or the Underwriter can terminate its Distribution Agreement on 60 days' notice to the other party, and each Distribution Agreement terminates automatically upon its assignment. In each Fund's Distribution Agreement, the Underwriter agrees to indemnify the Fund against all costs of litigation and other legal proceedings and against any liability incurred by or imposed on the Fund in any way arising out of or in connection with the sale or distribution of the Fund's shares, except to the extent that such liability is the result of information which was obtainable by the Underwriter only from persons affiliated with the Fund but not the Underwriter.

     For the fiscal years (or portions thereof, as indicated) ended December 31, 1994, 1993, and 1992, the Funds paid the following Rule 12b-1 fees and the Underwriter waived the following Rule 12b-1 fees:

                                          1994                        1993                       1992
                                          ----                        ----                       ----
                                 12B-1 FEE      AMOUNT WAIVED  12B-1 FEE  AMOUNT WAIVED   12B-1 FEE  AMOUNT WAIVED
                                 ---------      -------------  ---------  -------------   ---------  -------------
Arizona Insured Tax Free Fund
     Class A                      $648,615        $493,491     $495,302    $ 495,302     $ 206,185     $206,185
     Class C                         1,609             333          N/A          N/A           N/A          N/A
California Insured Tax Free Fund
     12/31/94 - Class A             11,176           8,495          N/A          N/A           N/A          N/A
     12/31/94 - Class B              2,774           1,260          N/A          N/A           N/A          N/A
     10/31/94 - Class A             54,720          44,074       14,194       14,194           101          101
     10/31/94 - Class B              4,534           1,869          N/A          N/A           N/A          N/A
Colorado Tax Free Fund
     Class A                       265,096         265,096          N/A          N/A           N/A          N/A
     Class C                         2,161              14          N/A          N/A           N/A          N/A
Florida Limited Term Tax Free Fund
     Class A                           602             602          N/A          N/A           N/A          N/A
Florida Insured Tax Free Fund
     12/31/94 - Class A            101,760         101,760          N/A          N/A           N/A          N/A
     12/31/94 - Class B              2,101           1,265          N/A          N/A           N/A          N/A
     10/31/94 - Class A            739,775         739,775      397,444      397,444        29,159       29,159
     10/31/94 - Class B              4,452           1,761          N/A          N/A           N/A          N/A
Iowa Tax Free Fund
     12/31/94 - Class A             28,296          28,296          N/A          N/A           N/A          N/A
     8/31/94 - Class A              63,681          63,681          N/A          N/A           N/A          N/A
Kansas Tax Free Fund
     12/31/94-  Class A              2,775           2,775          N/A          N/A           N/A          N/A
     10/31/94-  Class A             11,078          11,078        2,267        2,267           N/A          N/A
Minnesota Limited Term Tax Free Fund
     12/31/94 - Class A            171,101               0      125,158            0        74,156            0
     12/31/94 - Class C              1,385               0          N/A          N/A           N/A          N/A
     2/28/94 Class A                31,163               0          N/A          N/A           N/A          N/A
     2/28/94 - Class C                 N/A             N/A          N/A          N/A           N/A          N/A
Minnesota Insured Fund
     Class A                       778,913         119,759      587,871      311,980       292,976      212,900
     Class C                         6,399               0          N/A          N/A           N/A          N/A
Minnesota Tax Free Fund
     Class A                     1,118,958               0    1,007,720            0       721,844      234,660
     Class C                         4,020               0          N/A          N/A           N/A          N/A
Missouri Insured Tax Free Fund
     12/31/94 - Class A             15,539          15,539          N/A          N/A           N/A          N/A
     12/31/94 - Class B              3,190           1,609          N/A          N/A           N/A          N/A
     10/31/94 - Class A             85,866          85,866       39,551       39,551           N/A          N/A
     10/31/94 - Class B              4,486           2,119          N/A          N/A           N/A          N/A
National Insured Tax Free Fund
     Class A                        76,958          47,420       33,302       33,302         3,186        3,186
     Class B                         2,238             903          N/A          N/A           N/A          N/A
New Mexico Tax Free Fund
     12/31/94 - Class A              8,619           8,619          N/A          N/A           N/A          N/A
     12/31/94 - Class B                446             134          N/A          N/A           N/A          N/A
     10/31/94 - Class A             54,411          54,411       21,056       21,056             0            0
     10/31/94 - Class B              1,441             310          N/A          N/A           N/A          N/A
North Dakota Tax Free Fund
     Class A                        90,095          90,095       67,950       67,950        24,522       24,522
     Class B                           622             310          N/A          N/A           N/A          N/A
Oregon Insured Tax Free Fund
     12/31/94 - Class A              5,914           5,914          N/A          N/A           N/A          N/A
     12/31/94 - Class B              2,045             923          N/A          N/A           N/A          N/A
     10/31/94 - Class A             23,890          23,890        1,040        1,040           N/A          N/A
     10/31/94 - Class B              3,762           1,507          N/A          N/A           N/A          N/A
Utah Tax Free Fund
     12/31/94                        1,590           1,590          N/A          N/A           N/A          N/A
     10/31/94                       10,190          10,190        4,739        4,739             0            0
Washington Insured Tax Free Fund
     12/31/94                          710             710          N/A          N/A           N/A          N/A
     10/31/94                        3,782           3,782          501          501           N/A          N/A
Wisconsin Tax Free Fund
     12/31/94                       15,845          14,603          N/A          N/A           N/A          N/A
     8/31/94                        23,230          23,230          N/A          N/A           N/A          N/A

     The following table sets forth the aggregate dollar amount of underwriting commissions paid by each Fund for the fiscal periods indicated and the amount of such commissions retained by the Underwriter.

                                                                                    UNDERWRITING COMMISSIONS
                                        TOTAL UNDERWRITING COMMISSIONS               RETAINED BY UNDERWRITER
                                        ------------------------------               -----------------------
                                      FISCAL        FISCAL        FISCAL        FISCAL      FISCAL       FISCAL
                                       YEAR          YEAR          YEAR          YEAR        YEAR         YEAR
                                       ENDED         ENDED         ENDED         ENDED       ENDED        ENDED
                                     12/31/94      12/31/93      12/31/92      12/31/94    12/31/93     12/31/92
                                     --------      --------      --------      --------    --------     --------
Arizona Insured Tax Free Fund      $2,007,707    $ 5,870,964   $ 3,480,812     $272,585    $ 789,394    $477,800
California Insured Tax Free Fund
     12/31/94 (1)                      61,913            N/A           N/A        8,043          N/A         N/A
     10/31/94                         434,743        434,394        13,421       58,732       58,855       1,559
Colorado Tax Free Fund              2,513,880      6,056,629     2,975,855      346,636      835,738     425,728
Florida Limited Term Tax Free Fund          0            N/A           N/A            0         N/A          N/A
Florida Insured Tax Free Fund
     12/31/94 (1)                      39,051            N/A           N/A        5,589          N/A         N/A
     10/31/94                       1,497,591      9,639,186     2,338,832      207,722    1,350,713     331,919
Iowa Tax Free Fund
     12/31/94 (1)                     101,383            N/A           N/A       18,061          N/A         N/A
     8/31/94                        1,352,653            N/A           N/A      249,929          N/A         N/A
Kansas Tax Free Fund
     12/31/94 (1)                       9,935            N/A           N/A        1,572          N/A         N/A
     10/31/94                         175,196         98,488           N/A       24,852       14,245         N/A
Minnesota Limited Term
  Tax Free  Fund
     12/31/94 (1)                     126,433        457,090       389,853       22,538       79,125      63,834
     2/28/94                           67,700            N/A           N/A       12,408          N/A         N/A
Minnesota Tax Free Fund             1,781,640      3,572,923     2,807,445      246,291      496,962     345,856
Minnesota Insured Fund              1,938,352      5,068,046     3,369,796      269,910      690,609     408,911
Missouri Insured Tax
  Free Fund
     12/31/94 (1)                      37,792            N/A           N/A        5,375          N/A         N/A
     10/31/94                         467,540        528,375           N/A       65,646       74,660         N/A
National Insured Tax Free Fund        406,397        720,463       119,670       54,878       98,702      14,668
New Mexico Tax Free Fund
     12/31/94 (1)                       7,174            N/A           N/A        1,424          N/A         N/A
     10/31/94                         302,834        669,386        12,579       50,348       92,055       1,368
North Dakota Tax Free Fund            188,974        663,051       509,456       27,132       95,206      72,725
Oregon Insured Tax Free Fund
     12/31/94 (1)                      30,428            N/A           N/A        4,107          N/A         N/A
     10/31/94                         398,064        126,674           N/A       55,282       18,509         N/A
Utah Tax Free Fund
     12/31/94 (1)                       1,003            N/A           N/A          201          N/A         N/A
     10/31/94                          75,407        120,641           954       12,223       16,878         153
Washington Insured Tax
  Free Fund
     12/31/94 (1)                       3,265            N/A           N/A          380          N/A         N/A
     10/31/94                          26,890         13,308           N/A        3,895        1,743         N/A
Wisconsin Tax Free Fund
     12/31/94 (1)                     101,720            N/A           N/A       18,121          N/A         N/A
     8/31/94                          487,555            N/A           N/A       71,314          N/A         N/A

(1) Effective 12/31/94, the fund changed its fiscal year end to 12/31.

PORTFOLIO TRANSACTIONS, ALLOCATION OF BROKERAGE AND TURNOVER RATE

     As the Funds' portfolios are composed exclusively of debt, rather than equity securities, most portfolio transactions are effected with dealers without the payment of brokerage commissions, but rather at net prices which usually include a spread or markup. In effecting such portfolio transactions on behalf of the Funds, Voyageur seeks the most favorable net price consistent with the best execution. However, frequently, Voyageur selects a dealer to effect a particular transaction without contacting all dealers who might be able to effect such transaction, because of the volatility of the bond market and the desire of Voyageur to accept a particular price for a security because the price offered by the dealer meets its guidelines for profit, yield or both.

     Decisions with respect to placement of the Funds' portfolio transactions are made by Voyageur. The primary consideration in making these decisions is efficiency in the execution of orders and obtaining the most favorable net prices for the Funds. When consistent with these objectives, business may be placed with broker-dealers who furnish investment research services to Voyageur. Such research services include advice, both directly and in writing, as to the value of securities; the advisability of investing in, purchasing or selling securities; and the availability of securities, or purchasers or sellers of securities; as well as analyses and reports concerning issues, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. This allows Voyageur to supplement its own investment research activities and enables Voyageur to obtain the views and information of individuals and research staffs of many different securities firms prior to making investment decisions for the Funds. To the extent portfolio transactions are effected with broker-dealers who furnish research services to Voyageur,
Voyageur receives a benefit, not capable of evaluation in dollar amounts, without providing any direct monetary benefit to the Funds from these transactions.

     Voyageur has not entered into any formal or informal agreements with any broker-dealers, nor does it maintain any "formula" which must be followed in connection with the placement of the Funds' portfolio transactions in exchange for research services provided Voyageur, except as noted below. However, Voyageur does maintain an informal list of broker-dealers, which is used from time to time as a general guide in the placement of the Funds' business, in order to encourage certain broker-dealers to provide Voyageur with research services which Voyageur anticipates will be useful to it. Because the list is merely a general guide, which is to be used only after the primary criterion for the selection of broker-dealers (discussed above) has been met, substantial deviations from the list are permissible and may be expected to occur. Voyageur will authorize the Funds to pay an amount of commission for effecting a securities transaction in excess of the amount of commission another broker-dealer would have charged only if Voyageur determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage and research services provided by such broker-dealer, viewed in terms of either that particular transaction or Voyageur's overall responsibilities with respect to the accounts as to which it exercises investment discretion.

     The Funds will not effect any brokerage transactions in their portfolio securities with any broker-dealer affiliated directly or indirectly with Voyageur, unless such transactions, including the frequency thereof, the receipt of commissions payable in connection therewith and the selection of the affiliated broker-dealer effecting such transactions are not unfair or unreasonable to the shareholders of the Funds. In the event any transactions are executed on an agency basis, Voyageur will authorize the Funds to pay an amount of commission for effecting a securities transaction in excess of the amount of commission another broker-dealer would have charged only if Voyageur determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage and research services provided by such broker-dealer, viewed in terms of either that particular transaction or Voyageur's overall responsibilities with respect to the Funds as to which it exercises investment discretion. If the Funds execute any transactions on an agency basis, they will generally pay higher than the lowest commission rates available.

     In determining the commissions to be paid to a broker-dealer affiliated with Voyageur, it is the policy of the Funds that such commissions will, in the judgment of Voyageur, subject to review by the Board, be both (a) at least as favorable as those which would be charged by other qualified brokers in connection with comparable transactions involving similar securities being purchased or sold on an exchange during a comparable period of time, and (b) at least as favorable as commissions contemporaneously charged by such affiliated broker-dealers on comparable transactions for their most favored comparable unaffiliated customers. While each Fund does not deem it practicable and in its best interest to solicit competitive bids for commission rates on each transaction, consideration will regularly be given to posted commission rates as well as to other information concerning the level of commissions charged on comparable transactions by other qualified brokers.

     None of the Funds in existence during the fiscal periods ended December 31, 1994, 1993 and 1992, paid any brokerage commissions, directed portfolio transactions to broker-dealers because of research services provided to Voyageur or executed brokerage transactions with an affiliated broker-dealer.

     Pursuant to conditions set forth in rules of the Securities and Exchange Commission, the Funds may purchase securities from an underwriting syndicate of which an affiliated broker-dealer is a member (but not directly from such affiliated broker-dealer itself). Such conditions relate to the price and amount of the securities purchased, the commission or spread paid and the quality of the issuer. The rules further require that such purchases take place in accordance with procedures adopted and reviewed periodically by the Board of the Funds, particularly those Board members who are not interested persons of the Funds.

     Consistent with the Rules of Fair Practice of the National Association of Securities Dealers, Inc. and subject to the policies set forth in the preceding paragraphs and such other policies as the Funds' directors may determine, Voyageur may consider sales of shares of the Funds as a factor in the selection of broker-dealers to execute the Funds' securities transactions.

OTHER INFORMATION

     CONVERSION OF CLASS B SHARES. In addition to information regarding conversion set forth in the prospectus, the conversion of Class B shares to Class A shares is subject to the continuing availability of a ruling from the Internal Revenue Service or an opinion of counsel that payment of different dividends by each of the classes of shares does not result in the Funds' dividends or distributions constituting "preferential dividends" under the Code and that such conversions do not constitute taxable events for Federal tax purposes. There can be no assurance that such ruling or opinion will be available, and the conversion of Class B shares to Class A shares will not occur if such ruling or opinion will be available. In such event, Classs B shares would continue to be subject to higher expenses than Class A shares for an indefinite period.

     SIGNATURE GUARANTY. In addition to information regarding redemption of shares and signature guaranty set forth in the prospectus, a signature guaranty will be required when redemption proceeds: (1) exceed $50,000 (unless it is being wired to a pre-authorized bank account, in which case a guarantee is not required), (2) are to be paid to someone other than the registered shareholder or (3) are to be mailed to an address other than the address of record or wired to an account other than the pre-authorized bank or brokerage account. On joint account redemptions of the type previously listed, each signature must be guaranteed. A signature guarantee may not be provided by a notary public. Please contact your investment excecutive for instructions as to what institutions constitute eligible signature guarantors.

     VALUATION OF PORTOLIO SECURITIES. Generally, trading in certain securities such as tax exempt securities, corporate bonds, U.S. Government securities and money market instruments is substantially completed each day at various times prior to the primary close of trading on the Exchange. The values of such securities used in determining the net asset value of Fund shares are computed as of such times. Occasionally events affecting the value of such securities may occur between such times and the primary close of trading on the Exchange which are not reflected in the computation of net asset value. If events materially affecting the value of such securities occur during such period, then these securities are valued at their fair market value as determined in good faith by Voyageur in accordance with procedures adopted by the Boards.

     BANK PURCHASES. Banks, acting as agents for their customers and not for the Funds or the Underwriter, from time to time may purchase Fund shares for the accounts of such customers. Generally, the Glass-Steagall Act prohibits banks from engaging in the business of underwriting, selling or distributing securities. Should the activities of any bank, acting as agent for its customers in connection with the purchase of any Fund's shares, be deemed to violate the Glass-Steagall Act, management will take whatever action, if any, is appropriate in order to provide efficient services for the Funds. Management does not believe that a termination in the relationship with a bank would result in any material adverse consequences to the Funds. In addition, state securities laws on this issue may differ and banks and financial institutions may be required to register as dealers pursuant to state law. Fund shares are not deposits or obligations of, or guaranteed or endorsed by, any bank and are not insured or guaranteed by the U.S. Government, the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other federal agency.

                                      TAXES

     Under the Internal Revenue Code of 1986, as amended (the "Code"), all or a portion of the interest on indebtedness incurred or continued to purchase or carry shares of an investment company paying exempt-interest dividends, such as each of the Funds, will not be deductible by a shareholder. Indebtedness may be allocated to shares of the Fund even though not directly traceable to the purchase of such shares.

     Each Fund's present policy is to designate exempt-interest dividends at each daily distribution of net interest income. Shareholders are required for information purposes to report exempt-interest dividends and other tax-exempt interest on their tax returns.

     An exchange of shares in one Voyageur fund for shares in another fund pursuant to exercise of the Exchange Privilege is considered to be a sale of the shares for federal tax purposes that may result in a taxable gain or loss. If a shareholder incurs a sales charge in acquiring shares and then, after holding those shares not more than 90 days, exchanges them pursuant to the Exchange Privilege for shares of another Voyageur fund, the shareholder may not take into account the initial sales charge (to the extent that the otherwise applicable sales charge on the later-acquired shares is reduced) for purposes of determining the shareholder's gain or loss on the exchange of the first held shares. To the extent that the sales charge is disregarded upon the exchange of the first shares, however, it may be taken into account in determining gain or loss on the eventual sale or exchange of the later-acquired shares.

     Each Fund will be subject to a nondeductible excise tax equal to 4% of the excess, if any, of the taxable amount required to be distributed for each calendar year over the amount actually distributed. In order to avoid this excise tax, each Fund must declare dividends by the end of the calendar year representing 98% of such Fund's ordinary income for the calendar year and 98% of its capital gain net income (both long and short term partial gain) for the 12-month period ending on October 31 of such year. For purposes of the excise tax, any income on which a Fund has paid corporate-level tax is considered to have been distributed. Each Fund intends to make sufficient distributions each year to avoid the payment of the excise tax.

     Under a special provision of the Revenue Reconciliation Act of 1993, all or a portion of the gain that a Fund realizes on the sale of a Tax Exempt Obligation that it purchased at a market discount may have to be treated as ordinary income rather than capital gain.

     For shareholders who are recipients of Social Security benefits, exempt interest dividends are includable in computing "modified adjusted gross income" for purposes of determining the amount of Social Security benefits, if any, that is required to be included in gross income. The maximum amount of Social Security benefits that may be included in gross income is 85%.

     For federal income tax purposes, an alternative minimum tax ("AMT") is imposed on taxpayers to the extent that such tax, if any, exceeds a taxpayer's regular income tax liability (with certain adjustments). Exempt-interest dividends attributable to interest income on certain tax-exempt obligations issued after August 7, 1986 to finance private activities are treated as an item of tax preference that is included in alternative minimum taxable income for purposes of computing the federal AMT for all taxpayers and the federal environmental tax on corporations. In addition, all other tax-exempt interest received by a corporation, including exempt-interest dividends, will be included in adjusted current earnings for purposes of determining the federal corporate AMT and the environmental tax imposed on corporations by Section 59A of the Code. Liability for AMT will depend on each shareholder's individual tax situation.

     The Code imposes requirements on certain tax-exempt bonds which, if not satisfied, could result in loss of tax exemption for interest on such bonds, even retroactively to the date of issuance of the bonds. Proposals may be introduced before Congress in the future, the purpose of which will be to further restrict or eliminate the federal income tax exemption for tax-exempt bonds held by the Funds. The Funds will avoid investment in bonds which, in the opinion of the investment adviser, pose a material risk of the loss of tax exemption. Further, if a bond in any Fund's portfolio lost its exempt status, such Fund would make every effort to dispose of such investment on terms that are not detrimental to the Fund.

     The Code forbids a regulated investment company from earning 30% or more of its gross income from the sale or other disposition of securities held less than three months. This restriction may limit the extent to which any Fund may purchase options. To the extent a Fund engages in short-term trading and enters into options transactions, the likelihood of violating this 30% requirement is increased.

     Gain or loss on options is taken into account when realized by entering into a closing transaction or by exercise. In addition, with respect to many types of options held at the end of a Fund's taxable year, unrealized gain or loss on such contracts is taken into account at the then current fair market value thereof under a special "marked-to-market, 60/40 system," and such gain or loss is recognized for tax purposes. The gain or loss from such options (including premiums on certain options that expire unexercised) is treated as 60% long-term and 40% short-term capital gain or loss, regardless of their holding period. The amount of any capital gain or loss actually realized by a Fund in a subsequent sale or other disposition of such options will be adjusted to reflect any capital gain or loss taken into account by the Fund in a prior year as a result of the constructive sale under the "marked-to-market, 60/40 system."

     ARIZONA STATE TAXATION The portion of exempt-interest dividends that is derived from interest income on Arizona Tax Exempt Obligations is excluded from the Arizona taxable income of individuals, estates, trusts, and corporations. Dividends qualifying for federal income tax purposes as capital gain dividends are to be treated by shareholders as long-term capital gains under Arizona law.

     CALIFORNIA STATE TAXATION. Individual shareholders of a California Fund who are subject to California personal income taxation will not be required to include in their California gross income that portion of their federally tax exempt dividends which the Fund clearly identifies as directly attributable to interest earned on California state or municipal obligations, and dividends which the Fund clearly identifies as directly attributable to interest earned on obligations of the United States, the interest on which is exempt from California personal income tax pursuant to federal law, provided that at least 50% of the value of the Fund's total assets consists of obligations the interest on which is exempt from California personal income taxation pursuant to federal or California law. Distributions to individual shareholders derived from interest on state or municipal obligations issued by governmental authorities in states other than California, short-term capital gains and other taxable income will be taxed as dividends for purposes of California personal income taxation. Each Fund's long-term capital gains for federal income tax purposes will be taxed as long-term capital gains to individual shareholders of the Fund for purposes of California personal income taxation. Gain or loss, if any, resulting from an exchange or redemption of shares will be recognized in the year of the change or redemption. Present California law taxes both long-term and short-term capital gains at the rates applicable to ordinary income. Interest on indebtedness incurred or continued by a shareholder in connection with the purchase of shares of California Fund will not be deductible for California personal income tax purposes. California has an alternative minimum tax similar to the federal alternative minimum tax described above. However, the California alternative minimum tax does not include interest from private activity bonds as an item of tax preference. Generally, corporate shareholders of a California Fund subject to the California franchise tax will be required to include any gain on an exchange or redemption of shares and all distributions of exempt interest, capital gains and other taxable income, if any, as income subject to such tax. The California Funds will not be subject to California franchise or corporate income tax on interest income or net capital gain distributed to the shareholders. Shares of the California Funds will be exempt from local property taxes in California.

     COLORADO STATE TAXATION. To the extent that dividends are derived from interest income on Colorado Tax Exempt Obligations, such dividends will also be exempt from Colorado income taxes for individuals, trusts, estates, and corporations. Dividends qualifying for federal income tax purposes as capital gain dividends are to be treated by shareholders as long-term capital gains under Colorado law.

     FLORIDA STATE TAXATION. Florida does not currently impose a tax on the income of individuals, and individual shareholders of the Florida Fund will thus not be subject to income tax in Florida on distributions from the Florida Fund or upon the sale of shares held in such Fund. Florida does, however, impose a tax on intangible personal property held by individuals as of the first day of each calendar year. Under a rule promulgated by the Florida Department of Revenue, shares in the Florida Fund will not be subject to the intangible property tax so long as, on the last business day of each calendar year, all of the assets of each Fund consist of obligations of the U. S. government and its agencies, instrumentalities and territories, and the State of Florida and its political subdivisions and agencies. If any Florida Fund holds any other types of assets on that date, then the entire value of the shares in such Fund (except for the portion of the value of the shares attributable to U. S. government obligations) will be subject to the intangible property tax.

     In order to take advantage of the exemption from the intangibles tax in any year, each Florida Fund must sell any non-exempt assets held in its portfolio during the year and reinvest the proceeds in exempt assets prior to December 31. Transaction costs involved in converting the portfolio's assets to such exempt assets would likely reduce a Florida Fund's investment return and might, in extraordinary circumstances, exceed any increased investment return such Fund achieved by investing in non-exempt assets during the year.

     Corporate shareholders in a Florida Fund may be subject to the Florida income tax imposed on corporations, depending upon the domicile of the corporation and upon the extent to which income received from such Fund constitutes "nonbusiness income" as defined by applicable Florida law.

     IOWA STATE TAXATION. The Fund has received a ruling from the Iowa Department of Revenue and Finance dated May 21, 1993 to the effect that dividends paid by the Iowa Fund that are attributable to (1) interest earned on bonds issued by the State of Iowa, its political subdivisions, agencies and instrumentalities, the interest on which is exempt from taxation by Iowa statute, and (2) interest earned on obligations of the U. S. government or its territories and possessions, will not be included in the income of the Fund shareholders subject to either the Iowa personal or the Iowa corporate income tax, except in the case of shareholders that are financial institutions subject to the tax imposed by Iowa Code ss. 422.60. All other dividends paid by the Iowa Fund will be subject to the Iowa personal or corporate income tax. Capital gain dividends qualifying as long-term capital gains for federal tax purposes will be treated as long-term capital gains for Iowa income tax purposes. Iowa taxes long-term capital gains at the same rates as ordinary income, while imposing limitations on the deductibility of capital losses similar to those under federal law.

     Iowa imposes an alternative minimum tax on individuals and corporations to the extent that such tax exceeds the taxpayer's regular tax liability. Iowa AMT is based on federal alternative minimum taxable income, with certain adjustments. The Fund has received a ruling to the effect that dividends paid by the Iowa Fund that are attributable to interest paid on obligations issued by the State of Iowa, its political subdivisions, agencies and instrumentalities, the interest on which is exempt under Iowa statute, and on obligations of U. S. territories and possessions will not be subject to the AMT that Iowa imposes on individuals and corporations.

     KANSAS STATE TAXATION. Individuals, trusts, estates and corporations will not be subject to Kansas income tax on the portion of dividends derived from interest on obligations of Kansas and its political subdivisions issued after December 31, 1987, and interest on specified obligations of Kansas and its political subdivisions issued before January 1, 1988. The Fund intends to invest only in Kansas obligations the interest on which is excludable from Kansas taxable income. All remaining dividends (except for dividends, if any, derived from interest paid on obligations of the United States, its territories and possessions), including dividends derived from capital gains, will be includable in the taxable income of individuals, trusts, estates and corporations. Dividends qualifying for federal income tax purposes as capital gain dividends are to be treated by shareholders as long-term capital gains. Kansas taxes long-term capital gains at the same rates as ordinary income, while restricting the deductibility of capital losses. Dividends received by shareholders will be exempt from the tax on intangibles imposed by certain counties, cities and townships.

     MINNESOTA STATE TAXATION. Minnesota taxable net income is based generally on federal taxable income. The portion of exempt-interest dividends that is derived from interest income on Minnesota Tax Exempt Obligations is excluded from the Minnesota taxable net income of individuals, estates and trusts, provided that the portion of the exempt-interest dividends from such Minnesota sources paid to all shareholders represents 95 percent or more of the exempt-interest dividends paid by the respective Fund. Exempt-interest dividends are not excluded from the Minnesota taxable income of corporations and financial institutions. Dividends qualifying for federal income tax purposes as capital gain dividends are to be treated by shareholders as long-term capital gains. Minnesota has repealed the favorable treatment of long term capital gains, while retaining restrictions on the deductibility of capital losses. Exempt interest dividends subject to the federal alternative minimum tax will also be subject to the Minnesota alternative minimum tax imposed on individuals, estates and trusts.

     MISSOURI STATE TAXATION. The portion of exempt-interest dividends that is derived from interest on Missouri Tax Exempt Obligations is excluded from the taxable income of individuals, trusts, and estates and corporations subject to the Missouri corporate income tax. All remaining dividends (except dividends attributable to interest on obligations of the United States, its territories and possessions), including dividends derived from capital gains, will be includable in the taxable income of individuals, trusts, estates and corporations. Dividends qualifying for federal income tax purposes as capital gain dividends are to be treated by shareholders as long-term capital gains. Missouri taxes long-term capital gains at the same rates as ordinary income, while restricting the deductibility of capital losses.

     NEW MEXICO STATE TAXATION. The portion of exempt-interest dividends that is derived from interest on New Mexico Tax Exempt Obligations is excluded from the taxable income of individuals, trusts, and estates, and of corporations subject to the New Mexico corporate income tax. The Fund will provide shareholders with an annual statement identifying income paid to shareholders by source. All remaining dividends (except for dividends, if any, derived from interest paid on obligations of the United States, its territories and possessions), including dividends derived from capital gains, will be includable in the taxable income of individuals, trusts, estates and corporations. Dividends qualifying for federal income tax purposes as capital gain dividends are to be treated by shareholders as long-term capital gains. New Mexico taxes long-term capital gains at the same rates as ordinary income, while restricting the deductibility of capital losses.

     NORTH DAKOTA STATE TAXATION. North Dakota taxable income is based generally on federal taxable income. The portion of exempt-interest dividends that is derived from interest income on North Dakota Tax Exempt Obligations is excluded from the North Dakota taxable income of individuals, estates, trusts and corporations. Exempt-interest dividends are not excluded from the North Dakota taxable income of banks. Dividends qualifying for federal income tax purposes as capital gain dividends are to be treated by shareholders as long-term capital gains under North Dakota law.

     OREGON STATE TAXATION. The portion of exempt-interest dividends that is derived from interest on Oregon Tax Exempt Obligations is excluded from the taxable income of individuals, trusts, and estates. All remaining dividends (except for dividends, if any, derived from interest paid on obligations of the United States, its territories and possessions), including dividends derived from capital gains, will be includable in the taxable income of individuals, trusts and estates. Furthermore, all dividends, including exempt-interest dividends, will be includable in the taxable income of corporations subject to the Oregon corporation excise tax. Dividends qualifying for federal income tax purposes as capital gain dividends are to be treated by shareholders as long-term capital gains. Oregon taxes long-term capital gains at the same rates as ordinary income, while restricting the deductibility of capital losses.

     UTAH STATE TAXATION. All exempt-interest dividends, whether derived from interest on Utah Tax Exempt Obligations or the Tax Exempt Obligations of any other state, are excluded from the taxable income of individuals, trusts and estates. Any remaining dividends (except for dividends, if any, derived from interest paid on obligations of the United States, its territories and possessions), including dividends derived from capital gains, will be includable in the taxable income of individuals, trusts and estates. Furthermore, all dividends, including exempt- interest dividends, will be includable in the taxable income of corporations subject to the Utah corporate franchise tax. Dividends qualifying for federal income tax purposes as capital gain dividends are to be treated by shareholders as long-term capital gains. Utah taxes long-term capital gains at the same rates as ordinary income, while restricting the deductibility of capital losses.

     WASHINGTON STATE TAXATION. Washington does not currently impose an income tax on individuals or corporations. Therefore, dividends paid to shareholders will not be subject to tax in Washington.

     WISCONSIN STATE TAXATION. The Wisconsin Fund has received a ruling from the Wisconsin Department of Revenue dated July 7, 1993 to the effect that dividends paid by the Wisconsin Fund that are attributable to (1) interest earned on certain higher education bonds issued by the State of Wisconsin, certain bonds issued by the Wisconsin Housing and Economic Development authority, Wisconsin Housing Finance Authority bonds, and public housing authority bonds and redevelopment authority bonds issued by Wisconsin municipalities, the interest on which is exempt from taxation by Wisconsin statute, and (2) interest earned on obligations of the U. S. government or its territories and possessions will not be included in the income of the Fund shareholders subject to the Wisconsin personal income tax. Capital gain dividends qualifying as long-term capital gains for federal tax purposes will be treated as long-term capital gains for Wisconsin income tax purposes. Wisconsin taxes long-term capital gains at the same rates as ordinary income, while imposing limitations on the deductibility of capital losses similar to those under federal law.

     Wisconsin imposes an alternative minimum tax on individuals, trusts and estates to the extent that such tax exceeds a taxpayer's regular tax liability. Wisconsin's AMT is based on federal alternative minimum taxable income, with certain adjustments. The Fund has received a ruling to the effect that dividends paid by the Wisconsin Fund that are attributable to interest paid on obligations issued by the State of Wisconsin or its agencies, the interest on which is exempt from Wisconsin personal income tax under Wisconsin statute, and on obligations of U. S. territories and possessions will not be subject to the Wisconsin AMT when received by shareholders subject to the Wisconsin personal income tax.

                             SPECIAL PURCHASE PLANS

     AUTOMATIC INVESTMENT PLAN. As a convenience to investors, shares may be purchased through a preauthorized automatic investment plan. Such preauthorized investments (at least $100) may be used to purchase shares of any Fund at the public offering price next determined after such Fund receives the investment (normally the 20th of each month, or the next business day thereafter). Further information is available from the Underwriter.

     COMBINED PURCHASE PRIVILEGE. The following persons (or groups of persons) may qualify for reductions from the front end sales charge ("FESC") schedule for Class A shares set forth in each Fund's prospectus by combining purchases of any class of shares of any one or more of the Funds which bear a FESC (and, in certain circumstances, purchases of FESC shares of certain other open end investment companies) if the combined purchase of all such funds totals at least $50,000.

          (i) an individual, or a "company" as defined in Section 2(a)(8) of the 1940 Act;
          (ii) an individual, his or her spouse and their children under twenty-one, purchasing for his, her or their own account;
          (iii) a trustee or other fiduciary purchasing for a single trust estate or single fiduciary account (including a pension, profit-sharing or other employee benefit trust) created pursuant to a plan qualified under
     Section 401 of the Code;
          (iv) tax-exempt organizations enumerated in Section 501(c)(3) of the Code;
          (v) employee benefit plans of a single employer or of affiliated employers;
          (vi) any organized group which has been in existence for more than six months, provided that it is not organized for the purpose of buying redeemable securities of a registered investment company, and provided that the purchase is made through a central administration, or through a single dealer, or by other means which result in economy of sales effort or expense. An organized group does not include a group of individuals whose sole organizational connection is participation as credit cardholders of a company, policyholders of an insurance company, customers of either a bank or broker-dealer, or clients of an investment adviser.

     CUMULATIVE QUANTITY DISCOUNT (RIGHT OF ACCUMULATION). A purchase of Class A shares may qualify for a Cumulative Quantity Discount. The applicable FESC will then be based on the total of:

          (i) the investor's current purchase; and
          (ii) the net asset value (at the close of business on the previous day) of the shares of FESC classes of the Funds held by the investor; and
          (iii) the net asset value of shares of FESC classes of the Funds owned by another shareholder eligible to participate with the investor in a "Combined Purchase Privilege" (see above).

     For example, if an investor owned shares worth $35,000 at the then current net asset value and purchased an additional $15,000 of shares, the sales charge for the $15,000 purchase would be at the rate applicable to a single $50,000 purchase. With respect to each Fund, except Colorado Tax Free Fund and Minnesota Limited Term Tax Free Fund, the cumulative purchase would have to total at least $50,000 ($25,000 with respect to Colorado Tax Free Fund and Minnesota Limited Term Tax Free Fund ) to qualify for the Cumulative Quantity Discount.

     To qualify for the Combined Purchase Privilege or to obtain the Cumulative Quantity Discount on a purchase through an investment dealer, when each purchase is made the investor or dealer must provide the Fund whose shares are being purchased with sufficient information to verify that the purchase qualifies for the privilege or discount.

     LETTER OF INTENTION. Investors may also obtain the reduced front end sales charges shown in each Fund's prospectus by means of a written Letter of Intention, which expresses the investor's intention to invest not less than $50,000 ($25,000 with respect to Colorado Tax Free Fund and Minnesota Limited Term Tax Free Fund) (including certain "credits," as described below) within a period of 13 months in the Funds bearing a FESC. Each purchase of shares under a Letter of Intention will be made at the public offering price applicable at the time of such purchase to a single transaction of the dollar amount indicated in the Letter. A Letter of Intention may include purchases of shares made not more than 90 days prior to the date that an investor signs a Letter; however, the 13-month period during which the Letter is in effect will begin on the date of the earliest purchase to be included. Investors qualifying for the Combined Purchase Privilege described above may purchase shares under a single Letter of Intention.

     If, for example, on the date an investor signs a Letter of Intention to invest at least $50,000 as set forth above and the investor and the investor's spouse and children under twenty-one have previously invested $20,000 in shares which are still held by such persons, it will only be necessary to invest a total of $30,000 during the 13 months following the first date of purchase of such shares in order to qualify for the sales charges applicable to investments of $50,000. With respect to each Fund, except Colorado Tax Free Fund and Minnesota Limited Term Tax Free Fund, the cumulative purchase would have to total at least $50,000 ($25,000 with respect to Colorado Tax Free Fund and Minnesota Limited Term Tax Free Fund) to qualify for a reduced sales charge.

     The Letter of Intention is not a binding obligation upon the investor to purchase the full amount indicated. The minimum initial investment under a Letter of Intention is 5% of such amount. Shares purchased with the first 5% of such amount will be held in escrow to secure payment of the higher sales charge applicable to the shares actually purchased if the full amount indicated is not purchased. When the full amount indicated has been purchased, the escrow will be released. To the extent that an investor purchases more than the dollar amount indicated on the Letter of Intention and qualifies for further reduced sales charges, the sales charges will be adjusted for the entire amount purchased at the end of the 13-month period. The difference in sales charges will be used to purchase additional shares at the then current offering price applicable to the actual amount of the aggregate purchases.

     Investors electing to take advantage of the Letter of Intention should carefully review the appropriate provisions on the authorization form attached to each Prospectus.

     Shares of other open end investment companies bearing a FESC will be included with Voyageur Fund shares bearing a FESC in a Combined Purchase Privilege, Cumulative Quantity Discount or Letter of Intention only if such shares are owned by customers of dealers that Voyageur or the Underwriter has engaged to provide administration or accounting services to Fund omnibus accounts in connection with the offering of the Funds as part of such other investment companies' family of funds. Additionally, the maximum reduction of the applicable Fund's FESC that may result from the inclusion of shares of such other investment companies' in a Combined Purchase Privilege, Cumulative Quantity Discount or Letter of Intention shall be a reduction to the front-end sales charge applicable to purchases of $500,000 but less than $1,000,000 (as set forth in the sales charge tables in the prospectus).

                    NET ASSET VALUE AND PUBLIC OFFERING PRICE

     The method for determining the net asset value of Fund shares is summarized in the prospectus in "Determination of Net Asset Value." The public offering price of Class A shares is the net asset value of Fund shares plus the applicable front end sales charge, if any. The maximum front end sales charge is 4.99% of the net asset value (certain Funds have lower maximum sales charges). The public offering price of Class B and Class C shares is the net asset value of Fund shares.

     The portfolio securities in which each Fund invests fluctuate in value, and therefore, the net asset value per share of each Fund also fluctuates. As of December 31, 1994, the net asset value per share of each Fund which had commenced investment operations was calculated as follows:

Arizona Insured Tax Free Fund
      Class A
      NET ASSETS ($231,735,713)=              Net Asset Value Per Share ($9.86)
      -------------------------
      Shares Outstanding (23,506,929)

      Class C
      NET ASSETS ($325,818)=                  Net Asset Value Per Share ($9.86)
      ---------------------
      Shares Outstanding (33,052)

California Insured Tax Free Fund
      Class A
      NET ASSETS ($27,994,179)=               Net Asset Value Per Share ($9.33)
      ------------------------
      Shares Outstanding (3,000,421)

      Class B
      NET ASSETS ($2,219,373)=                Net Asset Value Per Share ($9.33)
      -----------------------
      Shares Outstanding (237,885)

Colorado Tax Free Fund
      Class A
      NET ASSETS ($354,137,579)=              Net Asset Value Per Share ($9.53)
      -------------------------
      Shares Outstanding (37,170,869)

      Class C
      NET ASSETS ($464,823)=                  Net Asset Value Per Share ($9.53)
      ---------------------
      Shares Outstanding (48,790)

Florida Limited Term Tax Free Fund
      NET ASSETS  ($592,219 )=                Net Asset Value Per Share ($9.64)
      ----------------------
      Shares Outstanding  (61,408)

Florida Insured Tax Free Fund
      Class A
      NET ASSETS ($240,227,749)=              Net Asset Value Per Share ($9.52)
      -------------------------
      Shares Outstanding (25,238,596)

      Class B
      NET ASSETS ($1,477,267)=                Net Asset Value Per Share ($9.52)
      -----------------------
      Shares Outstanding (155,205)

Iowa Tax Free Fund
      NET ASSETS ($32,372,834)=               Net Asset Value Per Share($8.56)
      Shares Outstanding (3,779,718)

Kansas Tax Free Fund
      NET ASSETS  ($7,354,515)=               Net Asset Value Per Share ($9.50)
      ------------------------
      Shares Outstanding (774,490)

Minnesota Limited Term Tax Free Fund
      Class A
      NET ASSETS ($84,167,646)=               Net Asset Value Per Share ($10.50)
      -------------------------
      Shares Outstanding (8,016,396)

      Class C
      NET ASSETS ($340,943)=                  Net Asset Value Per Share ($10.50)
      ---------------------
      Shares Outstanding (32,473)

Minnesota Insured Fund
      Class A
      NET ASSETS ($284,131,780)=              Net Asset Value Per Share ($9.61)
      -------------------------
      Shares Outstanding (29,568,646)

      Class C
      NET ASSETS ($1,525,115)=                Net Asset Value Per Share ($9.61)
      -----------------------
      Shares Outstanding (158,719)

Minnesota Tax Free Fund
      Class A
      NET ASSETS ($406,496,515)=              Net Asset Value Per Share ($11.33)
      -------------------------
      Shares Outstanding (35,879,040)

      Class C
      NET ASSETS ($1,060,550)=                Net Asset Value Per Share ($11.33)
      -----------------------
      Shares Outstanding (93,611)

Missouri Insured Tax Free Fund
      Class A
      NET ASSETS ($37,789,737)=               Net Asset Value Per Share($9.27)
      -------------------------
      Shares Outstanding (4,077,838)

      Class B
      NET ASSETS ($2,742,058)=                Net Asset Value Per Share($9.27)
      ------------------------
      Shares Outstanding (295,885)

National Insured Tax Free Fund
      Class A
      NET ASSETS ($35,305,308)=               Net Asset Value Per Share ($9.32)
      ------------------------
      Shares Outstanding (3,789,502)

      Class B
      NET ASSETS ($478,105)=                  Net Asset Value Per Share ($9.32)
      ---------------------
      Shares Outstanding (51,319)

New Mexico Tax Free Fund
      Class A
      NET ASSETS ($19,706,079) =              Net Asset Value Per Share ($9.59)
      -------------------------
      Shares Outstanding (2,054,419)

      Class B
      NET ASSETS ($271,724)=                  Net Asset Value Per Share ($9.59)
      ---------------------
      Shares Outstanding (28,329)

North Dakota Tax Free Fund
      Class A
      NET ASSETS ($33,829,283)=               Net Asset Value Per Share ($9.85)
      ------------------------
      Shares Outstanding (3,435,590)

      Class B
      NET ASSETS ($144,023)=                  Net Asset Value Per Share ($9.85)
      ---------------------
      Shares Outstanding (14,627)

Oregon Insured Tax Free Fund
      Class A
      NET ASSETS ($14,650,172) =              Net Asset Value Per Share ($8.92)
      -------------------------
      Shares Outstanding (1,642,992)

      Class B
      NET ASSETS  ($1,302,608)=               Net Asset Value Per Share ($8.92)
      ------------------------
      Shares Outstanding (146,087)

Utah Tax Free Fund
      NET ASSETS ($3,728,493)=                Net Asset Value Per Share ($9.80)
      -----------------------
      Shares Outstanding (380,607)

Washington Insured Tax Free Fund
      NET ASSETS ($2,048,928)=                Net Asset Value Per Share ($9.21)
      -----------------------
      Shares Outstanding (222,438)

Wisconsin Tax Free Fund
      NET ASSETS  ($20,166,777)=              Net Asset Value Per Share ($8.74)
      -------------------------
      Shares Outstanding  (2,306,976)

                         CALCULATION OF PERFORMANCE DATA

     Advertisements  and  other  sales  literature  for the  Funds  may refer to
"yield," "taxable equivalent yield," "average annual total return" and "cumulative total return." Yield, taxable equivalent yield, average annual total return and cumulative total return are calculated as follows. Performance data is provided for Class B or Class C shares to the extent such shares were outstanding during the periods indicated.

YIELD

     Yield is computed by dividing the net investment income per share deemed earned during the computation period by the maximum offering price per share on the last day of the period, according to the following formula:

                                               6
                     YIELD = 2[({(a-b)/cd} + 1)   -1]

Where:              a  = dividends and interest earned during the period;
                    b  = expenses   accrued   for   the   period   (net   of
                         reimbursements);
                    c  = the average daily number of shares outstanding during the period that were entitled to receive dividends; and
                    d  = the maximum  offering price per share on the last day of the period.

     The yields for the Funds for the 30-day period ended December 31, 1994 are as set forth below:

                                                      30-DAY YIELD
                                                      ------------

                                                             ABSENT
                                                            VOLUNTARY
                                                   ACTUAL  FEE WAIVERS
                                                   ------  -----------

Arizona Insured Tax Free Fund - Class A               5.88%    5.72%
Arizona Insured Tax Free Fund - Class C               5.43%    5.22%
California Insured Tax Free Fund - Class A            6.21%    5.22%
California Insured Tax Free Fund - Class B            5.99%    4.68%
Colorado Tax Free Fund - Class A                      5.76%    5.70%
Colorado Tax Free Fund - Class C                      4.98%    4.97%
Florida Limited Term Tax Free Fund                    6.34%    4.56%
Florida Insured Tax Free Fund - Class A               6.02%    5.29%
Florida Insured Tax Free Fund - Class B               5.91%    4.78%
Iowa Tax Free Fund                                    6.30%    5.26%
Kansas Tax Free Fund                                  5.72%    4.69%
Minnesota Limited Term Tax Free Fund - Class A        4.64%    4.64%
Minnesota Limited Term Tax Free Fund - Class C        4.03%    4.03%
Minnesota Insured Fund - Class A                      6.22%    5.94%
Minnesota Insured Fund - Class C                      5.76%    5.46%
Minnesota Tax Free Fund - Class A                     5.67%    5.67%
Minnesota Tax Free Fund - Class C                     5.22%    5.22%
Missouri Insured Tax Free Fund - Class A              6.05%    5.17%
Missouri Insured Tax Free Fund - Class C              5.84%    4.66%
National Insured Tax Free Fund - Class A              7.37%    6.38%
National Insured Tax Free Fund - Class B              7.27%    5.84%
New Mexico Tax Free Fund - Class A                    6.46%    5.44%
New Mexico Tax Free Fund - Class B                    6.01%    4.87%
North Dakota Tax Free Fund - Class A                  6.75%    6.16%
North Dakota Tax Free Fund - Class B                  5.87%    5.02%
Oregon Insured Tax Free Fund - Class A                5.73%    4.70%
Oregon Insured Tax Free Fund - Class B                5.61%    4.32%
Utah Tax Free Fund                                    6.31%    5.41%
Washington Insured Tax Free Fund                      6.10%    5.10%
Wisconsin Tax Free Fund                               6.01%    4.98%

TAXABLE EQUIVALENT YIELD

     Taxable equivalent yield is computed by dividing that portion of the yield of a Fund (as computed above) which is tax-exempt by one minus a stated income tax rate and adding the product to that portion, if any, of the yield of the Fund that is not tax-exempt.

     The taxable equivalent yields for the Funds for the 30-day period ended December 31, 1994 are set forth below. These taxable equivalent yields are based on current Federal income tax rates combined with state income tax rates, if applicable. Each combined rate assumes a single taxpayer and that state income taxes paid are fully deductible for purposes of computing federal taxable income (but does not assume the deductibility of federal taxes paid in computing state taxable income except for Iowa, Missouri, New Mexico, North Dakota, and Utah). The combined rates do not reflect federal rules concerning the phase-out of personal exemptions and limitations on the allowance of itemized deductions for certain high-income taxpayers. The highest state marginal tax rate was used for each Federal taxable income bracket.

                                                       ACTUAL
                                                       ------

                                                                          ARIZONA(1)
                                                                          ----------
                                                    32.61%        35.42%      40.42%       43.77%
                                                    ------        ------      ------       ------
Arizona Insured Tax Free Fund - Class A              8.73%         9.10%       9.87%       10.46%
Arizona Insured Tax Free Fund - Class C              8.06%         8.41%       9.11%        9.66%

                                                                        CALIFORNIA(2)
                                                                        -------------
                                                    34.70%        37.90%      43.04%       46.24%
                                                    ------        ------      ------       ------
California Insured Tax Free Fund - Class A           9.51%        10.00%      10.90%       11.55%
California Insured Tax Free Fund - Class  B          9.17%         9.64%      10.51%       11.14%

                                                                        COLORADO (3)
                                                                        ------------
                                                    31.60%        34.45%      39.20%       42.62%
                                                    ------        ------      ------       ------
Colorado Tax Free Fund - Class A                     8.42%         8.79%       9.47%       10.04%
Colorado Tax Free Fund - Class C                     7.28%         7.60%       8.19%        8.68%

                                                                          FLORIDA
                                                                          -------
                                                       28%           31%         36%        39.6%
                                                       ---           ---         ---        -----
Florida Insured Tax Free Fund - Class A              8.36%         8.72%       9.41%         9.97%
Florida Insured Tax Free Fund - Class B              8.21%         8.57%       9.23%         9.78%
Florida Limited Term Tax Free Fund                   8.81%         9.19%       9.91%        10.50%

                                                                            IOWA (4)
                                                                            --------
                                                    33.32%        35.90%      40.24%       43.39%
                                                    ------        ------      ------       ------
Iowa Tax Free Fund                                   9.45%         9.83%      10.54%       11.13%

                                                                          KANSAS (5)
                                                                          ----------
                                                    33.58%        36.35%      40.96%       44.28%
                                                    ------        ------      ------       ------
Kansas Tax Free Fund                                 8.61%         8.99%       9.69%       10.27%

                                                                        MINNESOTA (6)
                                                                        -------------
                                                    34.12%        36.87%      41.44%       44.73%
                                                    ------        ------      ------       ------
Minnesota Insured Fund - Class A                     9.44%         9.85%      10.62%       11.25%
Minnesota Insured Fund - Class C                     8.74%         9.12%       9.84%       10.42%
Minnesota Tax Free Fund - Class A                    8.61%         8.98%       9.68%       10.26%
Minnesota Tax Free Fund - Class C                    7.92%         8.27%       8.91%        9.44%
Minnesota Limited Term Tax Free Fund - Class A       7.04%         7.35%       7.92%        8.40%
Minnesota Limited Term Tax Fund - Class C            6.12%         6.38%       6.88%        7.29%

                                                                         MISSOURI(7)
                                                                         -----------
                                                    31.16%        33.91%      38.51%       41.84%
                                                    ------        ------      ------       ------
Missouri Insured Tax Free Fund - Class A             8.79%         9.15%       9.84%       10.40%
Missouri Insured Tax Free Fund - Class B             8.48%         8.84%       9.50%       10.04%

                                                                        NEW MEXICO(8)
                                                                        -------------
                                                    33.64%        36.41%      41.01%       44.33%
                                                    ------        ------      ------       ------
New Mexico Tax Free Fund - Class A                   9.73%        10.16%      10.95%       11.60%
New Mexico Tax Free Fund - Class B                   9.06%         9.45%      10.19%       10.80%

                                                                        NORTH DAKOTA(9)
                                                                        ---------------
                                                    30.72%        33.87%      39.07%       42.77%
                                                    ------        ------      ------       ------
North Dakota Tax Free Fund - Class A                 9.75%        10.21%      11.08%       11.79%
North Dakota Tax Free Fund - Class  B                8.47%         8.88%       9.63%       10.26%

                                                                          OREGON(10)
                                                                          ----------
                                                    34.48%        37.21%      41.76%       45.04%
                                                    ------        ------      ------       ------
Oregon Insured Tax Free Fund - Class A               8.75%         9.13%       9.84%       10.43%
Oregon Insured Tax Free Fund - Class B               8.56%         8.93%       9.63%       10.21%

                                                                            UTAH(11)
                                                                            --------
                                                    32.50%        35.25%      39.83%       43.14%
                                                    ------        ------      ------       ------
Utah Tax Free Fund                                   9.35%         9.75%      10.49%       11.10%

                                                                          WASHINGTON
                                                                          ----------
                                                       28%           31%         36%        39.6%
                                                       ---           ---         ---        -----
Washington Insured Tax Free Fund                     8.47%         8.84%       9.53%       10.10%

                                                                        WISCONSIN(12)
                                                                        -------------
                                                    32.99%        35.78%      40.44%       43.79%
                                                    ------        ------      ------       ------
Wisconsin Tax Free Fund                              8.97%         9.36%      10.09%       10.69%

                                                                            NATIONAL
                                                                            --------
                                                       28%           31%         36%        39.6%
                                                       ---           ---         ---        -----
National Insured Tax Free Fund - Class A            10.24%        10.68%      11.52%       12.20%
National Insured Tax Free Fund - Class  B           10.10%        10.54%      11.36%       12.04%

                                                  ABSENT VOLUNTARY FEE WAIVERS
                                                  ----------------------------

                                                                          ARIZONA(1)
                                                                          ----------
                                                    32.61%       35.42%       40.42%       43.77%
                                                    ------       ------       ------       ------
Arizona Insured Fund- Class A                        8.49%        8.86%        9.60%       10.17%
Arizona Insured Fund- Class C                        7.75%        8.08%        8.76%        9.28%

                                                                       CALIFORNIA(2)
                                                                       -------------
                                                    34.70%       37.90%        43.04%      46.24%
                                                    ------       ------        ------      ------
California Insured Tax Free Fund - Class A           7.99%        8.41%         9.16%       9.71%
California Insured Tax Free Fund - Class  B          7.17%        7.54%         8.22%       8.71%

                                                                         COLORADO (3)
                                                                         ------------
                                                    31.60%       34.45%        39.20%      42.62%
                                                    ------       ------        ------      ------
Colorado Tax Free Fund - Class A                     8.33%        8.70%         9.38%       9.93%
Colorado Tax Free Fund - Class C                     7.27%        7.58%         8.17%       8.66%

                                                                              IOWA(4)
                                                                              -------
                                                    33.32%       35.90%        40.24%      43.39%
                                                    ------       ------        ------      ------
Iowa Tax Free Fund                                   7.89%        8.21%         8.80%       9.29%

                                                                              FLORIDA
                                                                              -------
                                                       28%          31%           36%       39.6%
                                                       ---          ---           ---       -----
Florida Insured Tax Free Fund - Class A              7.35%        7.67%         8.27%       8.76%
Florida Insured Tax Free Fund - Class B              6.64%        6.93%         7.47%       7.91%
Florida Limited Term Tax Free Fund                   6.33%        6.61%         7.13%       7.55%

                                                                           KANSAS (5)
                                                                           ----------
                                                    33.58%       36.35%        40.96%      44.28%
                                                    ------       ------        ------      ------
Kansas Tax Free Fund                                 7.06%        7.37%         7.94%       8.42%

                                                                        MINNESOTA (6)
                                                                        -------------
                                                    34.12%       36.87%        41.44%      44.73%
                                                    ------       ------        ------      ------
Minnesota Insured Fund - Class A                     9.02%        9.41%        10.14%      10.75%
Minnesota Insured Fund - Class C                     8.29%        8.65%         9.32%       9.88%
Minnesota Tax Free Fund - Class A                    8.61%        8.98%         9.68%      10.26%
Minnesota Tax Free Fund - Class C                    7.92%        8.27%         8.91%       9.44%
Minnesota Limited Term Fund - Class A                7.04%        7.35%         7.92%       8.40%
Minnesota Limited Term Fund - Class C                6.12%        6.38%         6.88%       7.29%

                                                                          MISSOURI(7)
                                                                          -----------
                                                    31.16%        33.91%       38.51%      41.84%
                                                    ------        ------       ------      ------
Missouri Insured Tax Free Fund - Class A             7.51%         7.82%        8.41%       8.89%
Missouri Insured Tax Free Fund - Class B             6.77%         7.05%        7.58%       8.01%

                                                                        NEW MEXICO(8)
                                                                        -------------
                                                    33.64%       36.41%        41.01%      44.33%
                                                    ------       ------        ------      ------
New Mexico Tax Free Fund - Class A                   8.20%        8.55%         9.22%       9.77%
New Mexico Tax Free Fund - Class B                   7.34%        7.66%         8.26%       8.75%

                                                                       NORTH DAKOTA(9)
                                                                       ---------------
                                                    30.72%       33.87%        39.07%      42.77%
                                                    ------       ------        ------      ------
North Dakota Tax Free Fund - Class A                 8.89%        9.31%        10.11%      10.76%
North Dakota Tax Free Fund - Class  B                7.25%        7.59%         8.24%       8.77%

                                                                           OREGON(10)
                                                                           ----------
                                                    34.48%       37.21%        41.76%      45.04%
                                                    ------       ------        ------      ------
Oregon Insured Tax Free Fund - Class A               7.17%        7.49%         8.07%       8.55%
Oregon Insured Tax Free Fund - Class B               6.59%        6.88%         7.42%       7.86%

                                                                             UTAH(11)
                                                                             --------
                                                    32.50%       35.25%        39.83%      43.14%
                                                    ------       ------        ------      ------
Utah Tax Free Fund                                   8.01%        8.36%         8.99%       9.51%

                                                                           WASHINGTON
                                                                           ----------
                                                       28%          31%           36%       39.6%
                                                       ---          ---           ---       -----
Washington Insured Tax Free Fund                     7.08%        7.39%         7.97%       8.44%

                                                                        WISCONSIN(12)
                                                                        -------------
                                                    32.99%       35.78%        40.44%      43.79%
                                                    ------       ------        ------      ------
Wisconsin Tax Free Fund                              7.43%        7.75%         8.36%       8.86%

                                                                             NATIONAL
                                                                             --------
                                                       28%          31%           36%       39.6%
                                                       ---          ---           ---       -----
National Insured Tax Free Fund - Class A             8.86%        9.25%         9.97%      10.56%
National Insured Tax Free Fund - Class  B            8.11%        8.46%         9.13%       9.67%

(1) The four combined rates listed above assume, respectively, that the taxpayer is subject to (a) a 6.4% Arizona marginal rate and a 28% federal marginal rate, (b) a 6.4% Arizona marginal rate and a 31% federal marginal rate, (c) a 6.9% Arizona marginal rate and a 36% federal marginal rate, and
     (d) a 6.9% Arizona marginal rate and a 39.6% federal marginal rate. Each combined rate assumes that state income taxes paid are fully deductible for purposes of computing federal taxable income. The combined rates do not reflect federal rules concerning the phase-out of personal exemptions and limitations on the allowance of itemized deductions for certain high-income taxpayers.

(2) The four combined rates listed above assume, respectively, that the taxpayer is subject to (a) a 9.3% California marginal rate and a 28% federal marginal rate, (b) a 10% California marginal rate and a 31% federal marginal rate, (c) an 11% California marginal rate and a 36% federal marginal rate, and (d) an 11% California marginal rate and a 39.6% federal marginal rate.

(3) The four combined rates listed above assume, respectively, that the taxpayer is subject to a 5% Colorado rate and (a) a 28% federal marginal rate, (b) a 31% federal marginal rate, (c) a 36% federal marginal rate, and
     (d) 39.6% federal marginal rate.

(4) The four combined rates listed above assume, respectively, that the taxpayer is subject to (a) a 7.39% Iowa marginal rate and a 25.93% federal marginal rate, (b) a 7.11% Iowa marginal rate and a 28.8% federal marginal rate, (c) a 6.63% Iowa marginal rate and a 33.61% federal marginal rate, and (d) a 6.28% Iowa marginal rate and a 37.11% federal marginal rate.

(5) The four combined rates listed above assume, respectively, that the taxpayer is subject to a 7.75 Kansas marginal rate and (a) a 28% federal marginal rate, (b)a 31% federal marginal rate, (c) a 36% federal marginal rate, and (d) a 39.6% federal marginal rate.

(6) The four combined rates listed above assume, respectively, that the taxpayer is subject to an 8.5% Minnesota marginal rate and (a) a 28% federal marginal rate, (b) a 31% federal marginal rate, (c) a 36% federal marginal rate, and (d) a 39.6% federal marginal rate.

(7) The fourt combined rates listed above assume that the taxpayer is subject to (a) a 4.39% Missouri marginal rate and a 26.77% federal marginal rate,
     (b) a 4.22% Missouri marginal rate and a 29.69% federal marginal rate, (c) a 3.92% Missouri marginal rate and a 34.59% federal marginal rate, and (d) a 3.71% Missouri marginal rate and a 38.13% federal marginal rate.

(8) The four combined rates listed above asume, respectively, that the taxpayer is subject to a 7.83% New Mexico marginal rate and (a) a 25.81% federal marginal rate, (b) a 28.57% federal marginal rate, (c) a 33.18% federal marginal rate, and (d) a 36.50% federal marginal rate.

(9)  The four combined rates listed above assume that the taxpayer is subject to
     (a) 28%, (b) 31%, (c) 36% and (d) 39.6% federal marginal rate and elects to determine his or her North Dakota income tax liability as an amount equal to 14% of his or her adjusted federal income tax liability.

(10) The four combined rates listed above assume that the taxpayer is subject to 9% Oregon tax rate and (respectively) (a) a 28% federal marginal rate, (b) a 31% federal marginal rate, (c) a 36% federal marginal rate, and (d) a 39.6% federal marginal rate.

(11) The four combined rates listed above assume that the taxpayer is subject to 7.2% Utah tax rate and (respectively) (a) a 6.26% Utah marginal rate and a 26.25% federal marginal rate, (b) a 6.15% Utah marginal rate and a 29.09% federal marginal rate, (c) a 5.98% Utah marginal rate and a 33.85% federal marginal rate, and (d) a 5.86% Utah marginal rate and a 37.28% federal marginal rate.

(12) The four combined rates listed above assume that the taxpayer is subject to a 6.93% Wisconsin marginal rate and (respectively) (a) a 28% federal marginal rate, (b) a 31% federal marginal rate, (c) a 36% federal marginal rate, and (d) a 39.6% federal marginal rate.

AVERAGE ANNUAL TOTAL RETURN

     Average annual total return is computed by finding the average annual compounded rates of return over the periods indicated in the advertisement that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                           n
                     P(1+T)  = ERV

     P    = a hypothetical initial payment of $1,000;

     T    = average annual total return;

     n    = number of years; and

     ERV  = ending  redeemable  value at the end of the period of a hypothetical
            $1,000 payment made at the beginning of such period.

This calculation deducts the maximum sales charge from the initial hypothetical $1,000 investment, assumes all dividends and capital gain distributions are reinvested at net asset value on the appropriate reinvestment dates as described in the Prospectus, and includes all recurring fees, such as investment advisory and management fees, charged as expenses to all shareholder accounts.

     The following table sets forth the average annual total return for each Fund for the periods indicated and ended December 31, 1994:

                                                             AVERAGE ANNUAL TOTAL RETURN

                                                                                     ABSENT VOLUNTARY
                                                       ACTUAL                            FEE WAIVERS
                                              -----------------------------     -----------------------------
                                                                    SINCE                             SINCE
                                              1 YEAR    5 YEAR    INCEPTION     1 YEAR      5 YEAR  INCEPTION
                                              ------    ------    ---------     ------      ------  ---------
Arizona Insured Tax Free Fund
   Class A  (Inception 4/1/91)               (11.81%)       *     4.98%         (11.98%)       *     4.19%
   Class C  (Inception 4/30/94)                   *         *    (2.38%)             *         *    (2.51%)
California Insured Tax Free Fund
   Class A (Inception 10/15/92)              (13.75%)       *     0.46%         (14.64%)       *    (0.61%)
   Class B (Inception 3/1/94)                     *         *    (8.78%)             *         *    (9.75%)
Colorado Tax Free Fund
   Class A  (Inception 4/23/87)              (12.66%)    4.96%    6.67%         (12.72%)     4.94%   6.66%
   Class C  (Inception 4/30/94)                   *         *    (3.75%)             *         *    (3.75%)
Florida Limited Term Tax Free Fund
   Class A (Inception 5/1/94)                     *         *    (4.25%)             *         *    (4.82%)
Florida Insured Tax Free Fund
   Class A (Inception 1/1/92)                (12.99%)       *     2.87%         (13.13%)       *     2.19%
   Class B (Inception 3/1/94)                     *         *    (8.13%)             *         *    (8.76%)
Iowa Tax Free Fund
   Class A (Inception 9/1/93)                (13.67%)       *    (9.00%)        (14.68%)       *   (10.05%)
Kansas Tax Free Fund
   Class A (Inception 11/30/92)              (11.60%)       *     0.95%         (12.69%)       *    (0.22%)
Minnesota Limited Term Tax Free Fund
   Class A (Inception 10/27/85)               (4.61%)    5.02%    5.68%              +         +         +
   Class C (Inception 4/30/94)                    *         *    (0.03%)             *         *         +
Minnesota Tax Free Fund
   Class A (Inception 2/27/84)               (11.17%)    5.14%    7.97%#             +         +     7.97%#
   Class C (Inception 4/30/94)                    *         *    (2.30%)             *         *         +
Minnesota Insured Fund
   Class A (Inception 5/1/87)                (12.25%)    5.23%    6.14%         (12.55%)     4.88%   5.76%
   Class C (Inception 4/30/94)                    *         *    (3.14%)             *         *    (3.35%)
Missouri Insured Tax Free Fund
   Class A (Inception 11/2/92)               (13.34%)       *     0.08%         (14.21%)       *    (0.96%)
   Class B (Inception 3/1/94)                     *         *    (7.88%)             *         *    (8.96%)
National Insured Tax Free Fund
   Class A (Inception 1/10/92)               (11.84%)       *     2.02%         (12.86%)       *    (0.69%)
   Class B (Inception 4/30/94)                    *         *    (1.94%)             *         *    (2.86%)
New Mexico Tax Free Fund
   Class A (Inception 10/5/92)               (10.41%)       *     1.88%         (11.26%)       *     0.93%
   Class B (Inception 3/1/94)                     *         *    (7.32%)             *         *    (8.09%)
North Dakota Tax Free Fund
   Class A (Inception 4/1/91)                 (9.96%)       *     4.97%         (10.57%)       *     4.13%
   Class B (Inception 4/30/94)                    *         *    (0.77%)             *         *    (1.38%)
Oregon Insured Tax Free Fund
   Class A (Inception 8/1/93)                (11.95%)       *    (6.01%)        (13.12%)       *    (7.19%)
   Class B (Inception 3/1/94)                     *         *    (7.19%)             *         *    (8.24%)
Utah Tax Free Fund
   Class A (Inception 10/5/92)                (9.91%)       *     3.30%         (10.94%)       *     2.21%
Washington Insured Tax Free Fund
   Class A (Inception 8/1/93)                (11.96%)       *    (3.40%)        (12.99%)       *    (4.49%)
Wisconsin Tax Free Fund
   Class A (Inception 9/1/93)                (11.77%)       *    (7.54%)        (12.86%)       *    (8.68%)

*    Not in existence for the period.
+    There were no voluntary fee waivers during the period.
#    Return is for the 10 year period ended December 31, 1994.

CUMULATIVE TOTAL RETURN

     Cumulative total return is computed by finding the cumulative compounded rate of return over the period indicated in the advertisement that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                                    ERV-P
                             CTR=(----------)100
                                      P

Where:         CRT   = Cumulative total return;

               EVR   = ending  redeemable  value at the end of the period of a
                       hypothetical $1,000 payment made at the beginning of such period; and

                 P   = initial payment of $1,000.

This calculation deducts the maximum sales charge from the initial hypothetical $1,000 investment, assumes all dividends and capital gain distributions are reinvested at net asset value on the appropriate reinvestment dates as described in the Prospectus, and includes all recurring fees, such as investment advisory and management fees, charged as expenses to all shareholder accounts.

     Class B shares, Class C shares and Florida Limited Term Tax Free Fund's cumulative total return since inception are equivalent to their average annual total returns since inception. The following table sets forth the cumulative total return for Class A shares of each Fund (except Florida Limited Term Tax Free Fund) for the period from inception to December 31, 1994:

                                                    CUMULATIVE TOTAL RETURN
                                                       SINCE INCEPTION
                                                    ------------------------
                                                                ABSENT VOLUNTARY
                                                   ACTUAL         FEE WAIVERS
                                                   ------         -----------
Arizona Insured Tax Free Fund
   (Inception 4/1/91)                               20.01%            17.05%
California Insured Tax Free Fund
   (Inception 10/15/92)                              1.06%            (1.38%)
Colorado Tax Free Fund
   (Inception 4/23/87)                              64.02%            63.91%
Florida Insured Tax Free Fund
   (Inception 1/1/92)                                7.79%             6.90%
Iowa Tax Free Fund
   (Inception 9/1/93)                              (11.81%)          (13.18%)
Kansas Tax Free Fund
   (Inception 11/30/92)                              2.00%            (0.48%)
Minnesota Limited Term Tax Free Fund
   (Inception 10/27/85)                             65.90%              N/A
Minnesota Insured Fund
   (Inception 5/1/87)                               57.96%            53.58%
Minnesota Tax Free Fund
   (Inception 2/27/84)                             138.26%           137.95%
Missouri Insured Tax Free Fund
   (Inception 11/2/92)                               0.17%            (2.06%)
National Insured Tax Free Fund
   (Inception 1/10/92)                               6.17%             2.09%
New Mexico Tax Free Fund
   (Inception 10/5/92)                               4.29%             2.09%
North Dakota Tax Free Fund
   (Inception 4/1/91)                               19.95%            16.78%
Oregon Insured Tax Free Fund
   (Inception 8/1/93)                               (8.48%)          (10.04%)
Utah Tax Free Fund
   (Inception 10/5/92)                               7.59%             5.05%
Washington Insured Tax Free Fund
   (Inception 8/1/93)                               (4.79%)           (6.30%)
Wisconsin Tax Free Fund
   (Inception 9/1/93)                               (9.93%)          (12.86%)


                          MONTHLY CASH WITHDRAWAL PLAN

     Any investor who owns or buys shares of any Fund valued at $10,000 or more at the current offering price may open a Withdrawal Plan and have a designated sum of money paid monthly to the investor or another person. Shares are deposited in a Withdrawal Plan account and all distributions are reinvested in additional shares of such Fund at net asset value or distributed in cash. Shares in a Withdrawal Plan account are then redeemed to make each withdrawal payment. Deferred sales charges may apply to monthly redemptions of Class B and Class C shares. Redemptions for the purpose of withdrawal are made on the 25th of the month (or on the preceding business day if the 25th falls on a weekend or is a holiday) at that day's closing net asset value and checks are mailed on the next business day. Payments will be made to the registered shareholder. As withdrawal payments may include a return on principal, they cannot be considered a guaranteed annuity or actual yield of income to the investor. The redemption of shares in connection with a Withdrawal Plan may result in a gain or loss for tax purposes. Continued withdrawals in excess of income will reduce and possibly exhaust invested principal, especially in the event of a market decline. The maintenance of a Withdrawal Plan concurrently with purchases of additional Class A shares of a Fund would normally be disadvantageous to the investor because of the FESC payable on such purchases. For this reason, an investor may not maintain a plan for the accumulation of Class A shares of a Fund (other than through reinvestment of distributions) and a Withdrawal Plan at the same time. The cost of administering Withdrawal Plans is borne by each Fund as an expense of all shareholders. Each Fund or the Underwriter may terminate or change the terms of the Withdrawal Plan at any time. The Withdrawal Plan is fully voluntary and may be terminated by the shareholder at any time without the imposition of any penalty.

     Since the Withdrawal Plan may involve invasion of capital, investors should consider carefully with their own financial advisers whether the Withdrawal Plan and the specified amounts to be withdrawn are appropriate in their circumstances. The Funds make no recommendations or representations in this regard.

                             ADDITIONAL INFORMATION

     Information regarding certain record and beneficial ownership of the Fund shares which equals or exceeds 5% of a Fund's shares is available by calling 800-553-2143.

     Organizational costs in connection with start-up and initial registration are being amortized over 60 months on an inverse acceleration (sum-of-the-year's-digits) basis. If Voyageur redeems any or all of its shares of any Fund prior to the end of such Fund's 60-month amortization period, the redemption proceeds will be reduced by its pro rata portion of such Fund's unamortized organizational costs. If a Fund liquidates prior to the date such costs are fully amortized, Voyageur will bear all unamortized organizational costs of such Fund.

CUSTODIAN; COUNSEL; INDEPENDENT AUDITORS

     Norwest Bank Minnesota, N.A., Sixth Street & Marquette Avenue, Minneapolis,
Minnesota  55479,   acts  as  custodian  of  the  Funds'  assets  and  portfolio securities.

     Dorsey & Whitney P.L.L.P., 220 South Sixth Street, Minneapolis, Minnesota 55402, serves as counsel for the Funds.

     KPMG Peat Marwick LLP, 4200 Norwest Center, Minneapolis, Minnesota 55402, serves as independent auditors for the Funds. The Financial Statements and Financial Highlights for the Funds as of December 31, 1994, included in this Registration Statement have been included herein in reliance upon the report of the independent auditors and upon the authority of said firm as experts in accounting and auditing.

LIMITATION OF DIRECTOR LIABILITY

     CORPORATE ENTITIES. Under Minnesota law, each director owes certain fiduciary duties to each Fund and to its shareholders. Minnesota law provides that a director "shall discharge the duties of the position of director in good faith, in a manner the director reasonably believes to be in the best interest of the corporation, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances." Fiduciary duties of a director of a Minnesota corporation include, therefore, both a duty of "loyalty" (to act in good faith and act in a manner reasonably believed to be in the best interests of the corporation) and a duty of "care" (to act with the care an ordinarily prudent person in a like position would exercise under similar circumstances). In February 1987, Minnesota enacted legislation which authorizes corporations to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of the fiduciary duty of "care". Minnesota law does not, however, permit a corporation to eliminate or limit the liability of directors (i) for any breach of the directors' duty of "loyalty" to the corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for authorizing a dividend, stock repurchase or redemption or other distribution in violation of Minnesota law or for violation of certain provisions of Minnesota securities law, or (iv) for any transaction from which the directors derived an improper personal benefit. The Articles of Incorporation of each of the Funds limits the liability of such Funds' directors to the fullest extent permitted by Minnesota statutes, except to the extent that such liability cannot be limited as provided in the 1940 Act (which Act prohibits any provisions which purport to limit the liability of directors arising from such directors' willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of their role as directors).

     Minnesota law does not eliminate the duty of "care" imposed upon a director. It only authorizes a corporation to eliminate monetary liability for violations of that duty. Minnesota law, further, does not permit elimination or limitation of liability of "officers" to the corporation for breach of their duties as officers (including the liability of directors who serve as officers for breach of their duties as officers). Minnesota law does not permit elimination or limitation of the availability of equitable relief, such as injunctive or rescissionary relief. Further, Minnesota law does not permit elimination or limitation of a director's liability under the Securities Act of 1933 or the Securities Exchange Act of 1934, and it is uncertain whether and to what extent the elimination of monetary liability would extend to violations of duties imposed on directors by the 1940 Act and the rules and regulations adopted thereunder.

     TRUST ENTITIES. As described in the prospectus following the caption "General Information," shares of the Funds are entitled to one vote per share (with proportional voting for fractional shares) on such matters as shareholders are entitled to vote. There will normally be no meetings of shareholders for the purpose of electing Trustees, except insofar as elections are required under the 1940 Act in the event that (i) less than a majority of the Trustees have been elected by shareholders, or (ii) if, as a result of a vacancy, less than two-thirds of the Trustees have been elected by the shareholders, the vacancy will be filled only by a vote of the shareholders. In addition, the Trustees may be removed from office by a written consent signed by the holders of two-thirds of the outstanding shares of the Funds and filed with the Funds' custodian or by a vote of the holders of two-thirds of the outstanding shares of the Funds at a meeting duly called for the purpose, which meeting shall be held upon the written request of the holders of not less than 10% of the outstanding shares. Upon written request by ten or more shareholders, who have been such for at least six months, and who in the aggregate hold shares having a net asset value of at least $25,000 or constituting 1% of the outstanding shares, stating that such shareholders wish to communicate with the other shareholders for the purpose of obtaining the signatures necessary to demand a meeting to consider removal of a Trustee, the Funds have undertaken to provide a list of shareholders or to disseminate appropriate materials (at the expense of the requesting shareholders). Except as set forth above, each Trustee shall continue to hold office and may appoint a successor.

     Under Massachusetts law, shareholders could, under certain circumstances, be held liable for the obligations of the Funds. However, the Funds' Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Funds and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by a Fund or the Trustees. The Agreement and Declaration of Trust provides for indemnification out of each Fund's property for all loss and expense of any shareholder of such Fund held liable on account of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which such Fund would be unable to meet its obligations.

SHAREHOLDER MEETINGS

     None of the  Funds  is  required  under  Minnesota  law to hold  annual  or periodically scheduled regular meetings of shareholders. Regular and special shareholder meetings are held only at such times and with such frequency as required by law. Minnesota corporation law provides for the Board of Directors to convene shareholder meetings when it deems appropriate. Similar discretion is vested in the Boards of Trustees of parent entities organized as Massachusetts Business Trusts. In addition, if a regular meeting of shareholders has not been held during the immediately preceding fifteen months, a shareholder or shareholders holding three percent or more of the voting shares of certain Funds may demand a regular meeting of shareholders of the Fund by written notice of demand given to the chief executive officer or the chief financial officer of the Fund. Within ninety days after receipt of the demand, a regular meeting of shareholders must be held at the expense of the Fund. Additionally, the 1940 Act requires shareholder votes for all amendments to fundamental investment policies and restrictions and for all investment advisory contracts and amendments thereto.

         The audited Financial Statements and Financial Highlights for the Funds for the fiscal year ended December 31, 1994 are incorporated herein by reference from the annual report of each Fund as filed with the Securities and Exchange Commission. Please call (800) 553-2143 to obtain a copy of the most recent annual report of a Fund at no charge.


                                   APPENDIX A
                          DESCRIPTIONS OF BOND RATINGS

     Description  of  Standard  and  Poor's  Corporation   ("S&P")  and  Moody's
Investors Service, Inc. ("Moody's") ratings:

S&P'S RATINGS FOR MUNICIPAL BONDS

     An S&P municipal bond rating is a current assessment of the creditworthiness of an object with respect to a specific obligation. S&P's letter ratings may be modified by the addition of a plus or minus sign, which is used to show relative standing within the major rating categories, except in the AAA (Prime Grade) category.

     The ratings are based on current information furnished by the issuer or obtained by S&P from other sources it considers reliable, and will include: (1) likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation; (2) nature of and provisions of the obligation; and (3) protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

                                       AAA

     AAA is the highest rating assigned by S&P. An issuer's capacity to pay interest and repay the principal is extremely strong.

                                       AA

     Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the higher rated issues only in a small degree.

                                        A

     Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

                                       BBB

     Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

                                    BB and B

     Debt rated BB and B (as well as debt rated CCC, C and C) is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation within this category, B represents a somewhat higher degree of speculation and C represents the highest degree of speculation of these ratings.

     Debt rated BB has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to inadequate capacity to meet timely interest and principal repayments.

     Debt rated B has a greater vulnerability to default but currently has the capacity to meet interest payments and principal repayments. Adverse business, financial, or economic conditions will likely impair capacity or willingness to pay interest and repay principal.

S&P RATINGS FOR MUNICIPAL NOTES

                                      SP-1

     The issuers of these municipal notes exhibit very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics are given a plus (+) designation.

                                      SP-2

     The issuers of these municipal notes exhibit satisfactory capacity to pay principal and interest.

MOODY'S RATINGS FOR MUNICIPAL BONDS

     Those bonds in the Aa, A, Baa, Ba and B groups which Moody's believes possess the strongest investment attributes are designated by the symbols Aa1, A1, Baa1, Ba1 and B1.

                                       Aaa

     Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

                                       Aa

     Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what generally are known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

                                        A

     Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

                                       Baa

     Bonds which are rated Baa are considered as medium-grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

                                       Ba

     Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

                                        B

     Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

MOODY'S RATINGS FOR MUNICIPAL NOTES

     Moody's ratings for state and municipal notes and other short-term loans are designated Moody's Investment Grade (MIG). This distinction is in recognition of the differences between short-term credit risk and long-term risk. A short-term rating designated VMIG, may also be assigned an issue having a demand feature. The municipal obligations bearing the designation MIG 1/VMIG 1 are of the best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing. The municipal obligations bearing the designation are ample although not so large as in the preceding group.

                             Description of S&P A-1+
                                       and
                          A-1 Commercial Paper Ratings

     The rating A-1+ is the highest, and A-1 the second highest, commercial paper rating assigned by S&P. Paper rated A-1+ must possess overwhelming safety characteristics regarding timely payment. Commercial paper rated A-1 must have a degree of safety that is either overwhelming or very strong.

                                 Description of
                     Moody's Prime-1 Commercial Paper Rating

     The rating Prime-1 (P-1) is the highest commercial paper rating assigned by Moody's. Issuers of P-1 paper must have a superior capacity for repayment of short-term promissory obligations, and will normally be evidenced by leading market positions in well established industries, high rates of return on funds employed, conservative capitalization structures with moderate reliance on debt and ample asset protection, broad margins in earnings coverage of fixed financial charges and high internal cash generation and well established access to a range of financial markets and assured sources of alternate liquidity.

                                   APPENDIX B
                        GENERAL CHARACTERISTICS AND RISKS
                             OF OPTIONS AND FUTURES

     GENERAL. As described in the Prospectus under "Investment Objectives and Policies -- Options and Futures," each Fund may purchase and sell options on the securities in which it may invest and certain Funds may purchase and sell options on futures contracts (as defined below) and may purchase and sell futures contracts. The Funds intend to engage in such transactions if it appears advantageous to Voyageur to do so in order to pursue the Funds' investment objectives, to seek to hedge against the effects of market conditions and to seek to stabilize the value of its assets. The Funds will engage in hedging and risk management transactions from time to time in V oyageur's discretion, and may not necessarily be engaging in such transactions when movements in interest rates that could affect the value of the assets of the Funds occur.

     Conditions in the securities, futures and options markets will determine whether and in what circumstances the Funds will employ any of the techniques or strategies described below. The Funds' ability to pursue certain of these strategies may be limited by applicable regulations of the Commodity Futures Trading Commission (the ' CFTC") and the federal tax requirements applicable to regulated investment companies. Transactions in options and futures contracts may give rise to income that is subject to regular federal income tax and, accordingly, in normal circumstances the Funds do not intend to engage in such practices to a significant extent.

     The use of futures and options, and the possible benefits and attendant risks, are discussed below.

     FUTURES CONTRACTS AND RELATED OPTIONS. Certain Funds may enter into contracts for the purchase or sale for future delivery (a "futures contract") of fixed-income securities or contracts based on financial indices including any index of securities in which certain Funds may invest. A "sale" of a futures contract means the undertaking of a contractual obligation to deliver the securities, or the cash value of an index, called for by the contract at a specified price during a specified delivery period. A "purchase" of a futures contract means the undertaking of a contractual obligation to acquire the securities, or cash value of an index, at a specified price during a specified delivery period. certain Funds may also purchase and sell (write) call and put options on financial futures contracts. An option on a futures contract gives the purchaser the right, in return for the premium paid, to assume a position in a futures contract at a specified exercise price at any time during, or at the termination of, the period specified in the terms of the option. Upon exercise, the writer of the option delivers the futures contract to the holder at the exercise price. Certain Funds would be required to deposit with its custodian initial margin and maintenance margin with respect to put and call options on futures contracts written by it.

     Although some financial futures contracts by their terms call for the actual delivery or acquisition of securities, in most cases the contractual commitment is closed out before delivery without having to make or take delivery of the security. The offsetting of a contractual obligation is accomplished by purchasing (or selling, as the case may be) on a commodities exchange an identical futures contract calling for delivery in the same period. Certain Funds' ability to establish and close out positions in futures contracts and options on futures contracts will be subject to the liquidity of the market. Although certain Funds generally will purchase or sell only those futures contracts and options thereon for which there appears to be a liquid market, there is no assurance that a liquid market on an exchange will exist for any particular futures contract or option thereon at any particular time. Where it is not possible to effect a closing transaction in a contract or to do so at a satisfactory price, certain Funds would have to make or take delivery under the futures contract, or, in the case of a purchased option, exercise the option. Idaho Fund would be required to maintain initial margin deposits with respect to the futures contract and to make variation margin payments until the contract is closed. Certain Funds will incur brokerage fees when it purchases or sells futures contracts.

     At the time a futures contract is purchased or sold, certain Funds must deposit in a custodial account cash or securities as a good faith deposit payment (known as "initial margin"). It is expected that the initial margin on futures contracts certain Funds may purchase or sell may range from approximately 3% to approximately 15% of the value of the securities (or the securities index) underlying the contract. In certain circumstances, however, such as during periods of high volatility, certain Funds may be required by an exchange to increase the level of its initial margin payment. Initial margin requirements may be increased generally in the future by regulatory action. An out standing futures contract is valued daily in a process known as "marking to market." If the market value of the futures contract has changed, certain Funds will be required to make or will be entitled to receive a payment in cash or specified high quality debt securities in an amount equal to any decline or increase in the value of the futures contract. These additional deposits or credits are calculated and required on a daily basis and are known as "variation margin."

     There may be an imperfect correlation between movements in prices of the futures contract certain Funds purchase or sell and the portfolio securities being hedged. In addition, the ordinary market price relationships between securities and related futures contracts may be subject to periodic distortions. Specifically, temporary price distortions could result if, among other things, participants in the futures market elect to close out their contracts through offsetting transactions rather than meet variation margin requirements, investors in futures contracts decide to make or take delivery of underlying securities rather than engage in closing transactions or if, because of the comparatively lower margin requirements in the futures market than in the securities market, speculators increase their participation in the futures market. Because price distortions may occur in the futures market and because movements in the prices of securities may not correlate precisely with movements in the prices of futures contracts purchased or sold by Idaho Fund in a hedging transaction, even if Voyageur correctly forecasts market trends certain Funds' hedging strategy may not be successful. If this should occur, certain Funds could lose money on the futures contracts and also on the value of its portfolio securities.

     Although certain Funds believe that the use of futures contracts and options thereon will benefit it, if V oyageur's judgment about the general direction of securities prices or interest rates is incorrect, certain Funds' overall performance may be poorer than if it had not entered into futures contracts or purchased or sold options thereon. For example, if certain Funds seek to hedge against the possibility of an increase in interest rates, which generally would adversely affect the price of fixed-income securities held in its portfolio, and interest rates decrease instead, certain Funds will lose part or all of the benefit of the increased value of its assets which it has hedged due to the decrease in interest rates because it will have offsetting losses in its futures positions. In addition, particularly in such situations, certain Funds may have to sell assets from its portfolio to meet daily margin requirements at a time when it may be disadvantageous to do so.

     OPTIONS ON SECURITIES. Each Fund may purchase and sell (write) options on securities, which options may be either exchange-listed or over-the-counter options. The Funds may write call options only if the call option is "covered." A call option written by a Fund is covered if the Fund owns the securities underlying the option or has a contractual right to acquire them or owns securities which are acceptable for escrow purposes. The Funds may write put options only if the put option is "secured." A put option written by a Fund is secured if the Fund, which is obligated as a writer of a put option, invests an amount, not less than the exercise price of a put option, in eligible securities.

     The writer of an option may have no control over when the underlying securities must be sold, in the case of a call option, or purchased, in the case of a put option; the writer may be assigned an exercise notice at any time prior to the termination of the obligation. Whether or not an option expires unexercised, the writer retains the amount of the premium. This amount, of course, may, in the case of a covered call option, be offset by a decline in the market value of the underlying security during the option period. If a call option is exercised, the writer experiences a profit or loss from the sale of the underlying security. If a put option is exercised, the writer must fulfill the obligation to purchase the underlying security at the exercise price which will usually exceed the then market value of the underlying security.

     The writer of an option that wishes to terminate its obligation may effect a "closing purchase transaction." This is accomplished by buying an option of the same series as the option previously written. The effect of the purchase is that the writer's position will be canceled by the clearing corporation. However, a writer may not effect a closing purchase transaction after being notified of the exercise of an option. Likewise, an investor who is the holder of an option may liquidate its position by effecting a "closing sale transaction." This is accomplished by selling an option of the same series as the option previously purchased. There is no guarantee that either a closing purchase or a closing sale transaction can be effected.

     Effecting a closing transaction in the case of a written call option will permit a Fund to write another call option on the underlying security with either a different exercise price or expiration date or both, or in the case of a written put option will permit a Fund to write another put option to the extent that the exercise price thereof is secured by deposited cash or short-term securities. Also, effecting a closing transaction will permit the cash or proceeds from the concurrent sale of any securities subject to the option to be used for other Fund investments. If the Fund desires to sell a particular security from its portfolio on which it has written a call option, it will effect a closing transaction prior to or concurrent with the sale of the security.

     The Fund will realize a profit from a closing transaction if the price of the transaction is less than the premium received from writing the option or is more than the premium paid to purchase the option; the Fund will realize a loss from a closing transaction if the price of the transaction is more than the premium received from writing the option or is less than the premium paid to purchase the option. Because increases in the market price of a call option will generally reflect increases in the market price of the underlying security, any loss resulting from the repurchase of a call option is likely to be offset in whole or in part by appreciation of the underlying security owned by the Fund.

     An option position may be closed out only where there exists a secondary market for an option of the same series. If a secondary market does not exist, it might not be possible to effect closing transactions in particular options with the result that the Fund would have to exercise the options in order to realize any profit. If the Fund is unable to effect a closing purchase transaction in a secondary market, it will not be able to sell the underlying security until the option expires or it delivers the underlying security upon exercise. Reasons for the absence of a liquid secondary market include the following: (i) there may be insufficient trading interest in certain options,
(ii) restrictions may be imposed by a national securities exchange ("Exchange") on opening transactions or closing transactions or both, (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options or underlying securities, (iv) unusual or unforeseen circumstances may interrupt normal operations on an Exchange, (v) the facilities of an Exchange or the Options Clearing Corporation may not at all times be adequate to handle current trading volume, or (vi) one or more Exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that Exchange (or in that class or series of options) would cease to exist, although outstanding options on that Exchange that had been issued by the Options Clearing
Corporation as a result of trades on that Exchange would continue to be exercisable in accordance with their terms.

     Each Fund may purchase put options to hedge against a decline in the value of its portfolio. By using put options in this way, the Fund will reduce any profit it might otherwise have realized in the underlying security by the amount of the premium paid for the put option and by transaction costs.

     Each Fund may purchase call options to hedge against an increase in the price of securities that the Fund anticipates purchasing in the future. The premium paid for the call option plus any transaction costs will reduce the benefit, if any, realized by the Fund upon exercise of the option, and, unless the price of the underlying security rises sufficiently, the option may expire worthless to the Fund.

     Each Fund may purchase and sell options that are exchange-traded or that are traded over-the counter ("OTC options"). Exchange-traded options in the United States are issued by a clearing organization affiliated with the exchange on which the option is listed which, in effect, guarantees every exchange-traded option transaction. In contrast, OTC options are contracts between the Fund and its counterparty with no clearing organization guarantee. Thus, when a Fund purchases OTC options, it must rely on the dealer from which it purchased the OTC option to make or take delivery of the securities underlying the option. Failure by the dealer to do so would result in the loss of the premium paid by the Fund as well as the loss of the expected benefit of the transaction.

     Although each Fund will enter into OTC options only with dealers that agree to enter into, and which are expected to be capable of entering into, closing transactions with the Fund, there can be no assurance that the Fund will be able to liquidate an OTC option at a favorable price at any time prior to expiration. Until a Fund is able to effect a closing purchase transaction in a covered OTC call option the Fund has written, it will not be able to liquidate securities used as cover until the option expires or is exercised or different cover is substituted. This may impair the Funds' ability to sell a portfolio security at a time when such a sale might be advantageous. In the event of insolvency of the counterparty, the Funds may be unable to liquidate an OTC option. In the case of options written by the Funds, the inability to enter into a closing purchase transaction may result in material losses to the Funds.

     REGULATORY RESTRICTIONS. To the extent required to comply with applicable SEC releases and staff positions, when entering into futures contracts or certain option transactions, such as writing a put option, the Funds will maintain, in a segregated account, cash or liquid high-grade securities equal to the value of such contracts. Compliance with such segregation requirements may restrict the Funds' ability to invest in intermediate- and long-term Tax Exempt Obligations.

     The Funds intend to comply with CFTC regulations and avoid "commodity pool operator" status. These regulations require that futures and options positions be used (a) for "bona fide hedging purposes" (as defined in the regulations) or
(b) for other purposes so long as aggregate initial margins and premiums required in connection with non-hedging positions do not exceed 5% of the liquidation value of the Fund's portfolio. The Funds currently do not intend to engage in transactions in futures contracts or options thereon for speculation.

     ACCOUNTING CONSIDERATIONS. When either Fund writes an option, an amount equal to the premium received by it is included in the Fund's Statement of Assets and Liabilities as a liability. The amount of the liability subsequently is marked to market to reflect the current market value of the option written. When either Fund purchases an option, the premium paid by the Fund is recorded as an asset and subsequently is adjusted to the current market value of the option.

     In the case of a regulated futures contract purchased or sold by certain Funds. an amount equal to the initial margin deposit is recorded as an asset. The amount of the asset subsequently is adjusted to reflected changes in the amount of the deposit as well as changes in the value of the contract.


VOYAGEUR ARIZONA LIMITED TERM TAX FREE FUNDS    VOYAGEUR KANSAS TAX FREE FUND
VOYAGEUR ARIZONA INSURED TAX FREE FUND          VOYAGEUR MINNESOTA LIMITED TERM TAX FREE FUND
VOYAGEUR ARIZONA TAX FREE FUND                  VOYAGEUR MINNESOTA INSURED FUND
VOYAGEUR CALIFORNIA LIMITED TERM TAX FREE FUND  VOYAGEUR MINNESOTA TAX FREE FUND
VOYAGEUR CALIFORNIA INSURED TAX FREE FUND       VOYAGEUR MISSOURI INSURED TAX FREE FUND
VOYAGEUR CALIFORNIA TAX FREE FUND               VOYAGEUR NEW MEXICO TAX FREE FUND
VOYAGEUR COLORADO LIMITED TERM TAX FREE FUND    VOYAGEUR NORTH DAKOTA TAX FREE FUND
VOYAGEUR COLORADO INSURED TAX FREE FUND         VOYAGEUR OREGON INSURED TAX FREE FUND
VOYAGEUR COLORADO TAX FREE FUND                 VOYAGEUR UTAH TAX FREE FUND
VOYAGEUR FLORIDA LIMITED TERM TAX FREE FUND     VOYAGEUR WASHINGTON INSURED TAX FREE FUND
VOYAGEUR FLORIDA INSURED TAX FREE FUND          VOYAGEUR WISCONSIN TAX FREE FUND
VOYAGEUR FLORIDA TAX FREE FUND                  VOYAGUER NATIONAL LIMITED TERM TAX FREE FUND
VOYAGEUR IDAHO TAX FREE FUND                    VOYAGEUR NATIONAL INSURED TAX FREE FUND
VOYAGEUR IOWA TAX FREE FUND                     VOYAGEUR NATIONAL TAX FREE FUND

================================================================================
                       SUPPLEMENT DATED AUGUST 29, 1995 TO
             STATEMENT OF ADDITIONAL INFORMATION DATED MARCH 1, 1995
================================================================================

     The following new paragraph is added to the end of the section captioned "Factors Affecting Minnesota Funds" on Page B-30 of the Statement of Additional:

          The 1995 Minnesota Legislature has enacted a statement of intent that interest on obligations of Minnesota governmental units and Indian tribes be included in net income of individuals, estates and trusts for Minnesota income tax purposes if a court determines that Minnesota's exemption of such interest unlawfully discriminates against interstate commerce because interest on obligations of governmental issuers located in other states is so included. This provision applies to taxable years that begin during or after the calendar year in which any such court decision becomes final, irrespective of the date on which the obligations were issued. The Fund is not aware of any decision in which a court has held that a state's exemption of interest on its own bonds or those of its political subdivisions or Indian tribes, but not of interest on the bonds of other states or their political subdivisions or Indian tribes, unlawfully discriminates against interstate commerce or otherwise contravenes the United States Constitution. Nevertheless, the Fund cannot predict the likelihood that interest on the Minnesota bonds held by the Fund would become taxable under this Minnesota statutory provision.


                              FLORIDA TAX FREE FUND

                          FLORIDA INSURED TAX FREE FUND

                       FLORIDA LIMITED TERM TAX FREE FUND


                                  ANNUAL REPORT


                             Dated December 31, 1995


Voyageur offers a family of mutual funds, each with an individual objective stated in its prospectus. Investment objectives of the funds range from high current income to long-term capital appreciation. Exchange privileges allow you to change your investment between Voyageur Funds as your objectives or market conditions change.

VOYAGEUR TAX FREE FUNDS seek high current income free from both Federal income taxes and state income taxes (where applicable). The Funds invest in investment grade municipal bonds.

Voyageur ARIZONA Tax Free Fund          Voyageur MINNESOTA Tax Free Fund
Voyageur CALIFORNIA Tax Free Fund       Voyageur NATIONAL Tax Free Fund
Voyageur COLORADO Tax Free Fund         Voyageur NEW MEXICO Tax Free Fund
Voyageur FLORIDA Tax Free Fund          Voyageur NORTH DAKOTA Tax Free Fund
Voyageur IDAHO Tax Free Fund            Voyageur UTAH Tax Free Fund
Voyageur IOWA Tax Free Fund             Voyageur WISCONSIN Tax Free Fund
Voyageur KANSAS Tax Free Fund

VOYAGEUR INSURED TAX FREE FUNDS seek high current income free from both Federal income taxes and state income taxes (where applicable) with the added safety of an insured portfolio. The Funds invest in insured municipal bonds.

Voyageur ARIZONA Insured                Voyageur MISSOURI Insured
  Tax Free Fund                           Tax Free Fund
Voyageur CALIFORNIA Insured             Voyageur NATIONAL Insured
  Tax Free Fund                           Tax Free Fund
Voyageur FLORIDA                        Voyageur OREGON
  Tax Free Fund                           Tax Free Fund
Voyageur MINNESOTA Insured Fund         Voyageur WASHINGTON
                                          Tax Free Fund

VOYAGEUR LIMITED TERM FUNDS seek to preserve original investment principal while providing income free from both Federal income taxes and state income taxes (where applicable). The Funds invest in intermediate term investment grade municipal bonds.

Voyageur FLORIDA Limited Term Tax Free Fund          Voyageur NATIONAL Limited
Voyageur MINNESOTA Limited Term Tax Free Fund           Term Tax Free Fund

VOYAGEUR EQUITY FUNDS seek long term capital appreciation by investing in common stocks.

Voyageur AGGRESSIVE GROWTH Fund       Voyageur GROWTH Stock Fund
Voyageur GROWTH AND INCOME Fund       Voyageur INTERNATIONAL Equity Fund

VOYAGEUR INCOME FUNDS seek high current income from investments issued, guaranteed or otherwise backed by the full faith and credit of the U.S. Government.

Voyageur U.S. GOVERNMENT SECURITIES Fund

VOYAGEUR CASH TRUST SERIES MONEY MARKET FUNDS seek high current income, principal protection and liquidity by investing in money market instruments.

Voyageur CALIFORNIA MUNICIPAL CASH Series   Voyageur MUNICIPAL CASH Series
Voyageur FLORIDA MUNICIPAL CASH Series      Voyageur OHIO MUNICIPAL CASH Series
Voyageur GOVERNMENT CASH Series             Voyageur PRIME CASH Series
Voyageur MINNESOTA MUNICIPAL CASH Series    Voyageur TREASURY CASH Series

For more complete information regarding the investment objectives, fees and expenses of the Funds, please obtain a prospectus from your Investment Representative or from Voyageur, 90 South Seventh Street, Suite 4400, Minneapolis, MN 55402-4115; (612) 376-7044 (local); 800-525-6584 (MKTG).


Dear Shareholder:

1995 was an excellent year for municipal bond fund investors and I am pleased to report that your Funds did extremely well.

As you may recall, the previous year, 1994, represented one of the most difficult years for fixed income investors since the 1920s. Voyageur's investment strategy, however, emphasizes total return over the long term. Shareholders who maintained a long term outlook through 1994 are to be congratulated for their patience. This patience was rewarded in 1995.

Two of the major factors contributing to the resurgence of the municipal bond market this past year were:

* Progressively lower interest rates throughout the year. (Falling interest rates directly increases the value of your Fund's portfolio, and hence your shares.)

* A narrowing "spread" between yields on higher quality bonds versus lower quality bonds. (Your Funds benefited from maintaining a large position in quality bonds.)

In the following pages, Steve Eldredge, the Funds' portfolio manager, will elaborate on these and other points of interest regarding the municipal bond market in 1995 and will also share Voyageur's economic outlook for the next fiscal year.

Finally, I'd like to apprise you of the amount of capital appreciation and current income generated by the Funds on your behalf in 1995.

VOYAGEUR FLORIDA TAX FREE FUND
                                                                                               TOTAL NET
                                              NET ASSET          NET ASSET                      ASSETS
                                                VALUE              VALUE       DIVIDENDS        END OF
                                              BEGINNING             END        PAID PER         PERIOD
                                              OF PERIOD          OF PERIOD       SHARE          (000'S)
                                              ---------          ---------       -----          -------
PERIOD
------
Period ended December 31, 1995:
   Class A Shares                              $10.00*             $10.73        $0.49           $4,421
   Class B Shares                               10.37**             10.73         0.17              101
   Class C Shares                               10.20***            10.73         0.36                9
___________________________________
  *Net asset value at March 2, 1995 (commencement of operations)
 **Net asset value at September 15, 1995 (commencement of operations)
***Net asset value at April 22, 1995 (commencement of operations)

VOYAGEUR FLORIDA INSURED TAX FREE FUND
                                                                                               TOTAL NET
                                              NET ASSET          NET ASSET                      ASSETS
                                                VALUE              VALUE       DIVIDENDS        END OF
                                              BEGINNING             END        PAID PER         PERIOD
                                              OF PERIOD          OF PERIOD       SHARE          (000'S)
                                              ---------          ---------       -----          -------
PERIOD
------
Period ended December 31, 1995:
   Class A Shares                               $9.52              $10.94        $0.56         $242,425
   Class B Shares                                9.52               10.94         0.52            2,814

VOYAGEUR FLORIDA LIMITED TERM TAX FREE FUND
                                                                                               TOTAL NET
                                              NET ASSET          NET ASSET                      ASSETS
                                                VALUE              VALUE       DIVIDENDS        END OF
                                              BEGINNING             END        PAID PER         PERIOD
                                              OF PERIOD          OF PERIOD       SHARE          (000'S)
                                              ---------          ---------       -----          -------
PERIOD
------
Period ended December 31, 1995:
   Class A Shares                               $9.64              $10.56        $0.53             $859
   Class B Shares                               10.58*              10.56         0.15               41
   Class C Shares                               10.08**             10.55         0.33               54
___________________________________
 *Net asset value at September 15, 1995 (commencement of operations)
**Net asset value at March 23, 1995 (commencement of operations)

I will be reporting to you again in August, 1996 to review the first half of the coming year. In the interim, if you have any questions or comments about your Funds, please call Voyageur's Shareholder Services Department at (800)545- 3863 or your financial advisor.

Thank you for investing with Voyageur.

Sincerely,


John G. Taft
President
Voyageur Florida Tax Free Fund
Voyageur Florida Insured Tax Free Fund
Voyageur Florida Limited Term Tax Free Fund

FUND INVESTMENT OBJECTIVES AND STRATEGIES

The primary objective of the Voyageur Florida Tax Free Fund is to seek as high a level of current income free from federal income tax as is consistent with the preservation of capital. Voyageur Florida Insured Tax Free Fund seeks as high a level of current income free from federal income tax as is consistent with preservation of capital, with the added safety of an insured portfolio. Voyageur Florida Limited Term Tax Free Fund seeks to preserve original investment principal while providing income free from federal income tax.

The Florida Tax Free Fund generally invests in long-term investment grade municipal bonds; the Florida Insured Tax Free Fund generally invests in long-term, insured municipal bonds; the Florida Limited Term Tax Free Fund generally invests in intermediate-term, high quality municipal bonds. The Funds are exempt from federal income tax and the Florida state intangibles tax. We believe that insured municipal bonds for the Florida Insured Tax Free Fund and investment grade municipal bonds for the Florida Tax Free Fund and the Florida Limited Term Tax Free Fund offer the best value in today's interest rate environment. The Voyageur Florida Insured Tax Free Fund adopted a modification of an investment policy which will permit this Fund to retain insured municipal bonds in its portfolio the rating of which is not lower than AA by Standard & Poor's Ratings Service or Aa by Moody's Investor Service so long as such AA or Aa insured municipal bonds do not exceed 35% of the Fund's total assets. Such bonds must still have a AAA or Aaa rating at the time of initial investment by the Fund.

DISCUSSION OF FUNDS PERFORMANCE
by Steven P. Eldredge

MR. ELDREDGE IS A SENIOR VICE PRESIDENT AND TAX EXEMPT PORTFOLIO MANAGER FOR VOYAGEUR FUND MANAGERS AND MANAGES THE VOYAGEUR FLORIDA TAX FREE FUNDS. HE HAS SPECIALIZED IN THE FLORIDA MUNICIPAL BOND MARKET SINCE 1978.

We are pleased to report the 1995 performance results of the Voyageur Florida Tax Free Funds for the fiscal year ending December 31, 1995. Of the Voyageur Florida Tax Free Fund, Voyageur Florida Insured Tax Free Fund and Voyageur Florida Limited Term Tax Free Fund, only the Class 'A' and 'B' shares of the Florida Insured Tax Free Fund and the Class 'A' shares of the Florida Limited Term Tax Free Fund have been in operation for the entire fiscal year. The Voyageur Florida Insured Tax Free Fund achieved a total return of +21.2% in 1995 for Class 'A' shares (assuming purchase at net asset value and reinvestment of dividends and capital gains). Class 'B' shares achieved a +20.8% total return. The Voyageur Florida Limited Term Tax Free Fund achieved a total return of +15.1% in 1995 for Class 'A' shares (assuming purchase at net asset value and reinvestment of dividends and capital gains). For information pertaining to total returns, relative performance, and inception dates for the other Funds and/or share classes, as well as information about the Funds' performance over additional timeframes and including the effect of sales charges, please refer to the charts on pages 8, 9 and 10.

FACTORS AFFECTING FUND PERFORMANCE IN 1995

As discussed in John Taft's introduction, a general downward trend in prevailing interest rates had a positive impact on the net asset value of Funds shares in 1995. The Voyageur Florida Insured Fund's relative performance for the fiscal year was very good, beating the industry average by over 3%. According to Lipper Analytical Services, the Fund (Class 'A' shares) was ranked #5 of 73 Florida municipal bond funds for one year total return. As a group, these 73 funds achieved an average one year total return of +17.8%. The Voyageur Florida Limited Term Tax Free Fund (Class 'A' shares) was ranked #2 of 22 Florida intermediate municipal bond funds for one year total return. (Once again, please refer to the charts on pages 8, 9 and 10 for additional performance information.)

Each of the Funds was able to capture significant capital appreciation through duration management. Longer duration funds experience wider fluctuations in market prices than shorter duration funds. For example, the Voyageur Florida Insured Tax Free Fund started 1995 with an average weighted duration of 11.8 years which allowed for a significant increase in net asset value. After having captured this market rally, the duration of the Fund was systematically reduced, closing the year at approximated 8.5 years. As of December 31, 1995, the duration for the Voyageur Florida Tax Free Fund was 9.7 years, and the duration for the Voyageur Florida Limited Term Tax Free Fund was 6.3 years.

The Funds also benefited from relative changes in value between high quality bonds and lower quality bonds. As interest rate spreads between these two classes of municipal bonds narrowed, high quality bonds (which had been dramatically oversold during the 1994 bear market) gained significant relative value. The Voyageur Florida Insured Tax Free Fund is comprised exclusively of bonds rated AAA and/or Aaa by Moody's Investors Service and/or Standard & Poor's Ratings Service; Seventy-six percent of the Voyageur Florida Tax Free Fund's portfolio was comprised of bonds rated A/a or higher; and ninety-four percent of the Voyageur Florida Limited Term Tax Free Fund's portfolio was comprised of bonds rated A/a or higher. As you can see, throughout 1995, asset quality remained high in all the Voyageur Florida Tax Free Funds.

Finally, supply and demand trends of municipal bonds benefited Fund shareholders. Even though the economy grew at a steady pace in 1995, new issuance of municipal bonds remained low. The primary reason for this lower rate of new issuance stems from some municipal bond refinancing limitations established under the Tax Reform Act of 1986. A lower level of supply of municipal bonds favors existing bond holders, particularly large institutional buyers, such as mutual funds.

OUTLOOK FOR 1996

Our outlook for the municipal bond market remains bullish. However, we do not anticipate as significant levels of total return in the upcoming year as was achieved in 1995.

Our 1996 economic outlook calls for:

* CONTINUED LOW RATES OF INFLATION. We expect a Consumer Price Index (CPI) increase of from 2.5% to 2.8%.

* SLOWING OF ECONOMIC GROWTH. In 1995, U.S. Gross Domestic Product (GDP) climbed about 3%. Voyageur's 1996 projection for GDP calls for an increase of about 2.4%.

* STABLE TO SLIGHTLY DECLINING INTEREST RATES. During 1995, the Federal Reserve Board encouraged lower interest rates by reducing the Federal Funds Rate by a total of .5%. (Rates were subsequently lowered by an additional .25% in February 1996.) We expect further reductions of .5% to .75%, which will likely occur well in advance of the November elections.

In conclusion, Voyageur believes the municipal bond market will have a good year in 1996. However, we advise against expectations of total return levels achieved in 1995.

PURSUANT TO RULE 232.304(a) OF REGULATION S-T THE FOLLOWING IS A TABULAR REPRESENTATION OF A LINE GRAPH FOR VOYAGEUR FLORIDA INSURED TAX FREE FUND PORTFOLIO ABSTRACT FOR THE PERIOD ENDED DECEMBER 31, 1995. THE DATA REPRESENTS THE CUMULATIVE TOTAL RETURN OF A HYPOTHETICAL INVESTMENT IN CLASS A SHARES OF $10,000 MADE ON THE DATE THE FUND COMMENCED OPERATIONS THROUGH DECEMBER 31, 1995.

          ENDING VALUE  ENDING VALUE   ENDING VALUE
           WITH SALES   WITHOUT SALES   LEHMAN BROS.
DATE        CHARGE        CHARGE        BOND INDEX
----        ------        ------        ----------
Jan-92     9525           10000           10000
Jan-92     9643.05        10123.93        10030
Feb-92     9651.98        10133.31        10026.991
Mar-92     9675.83        10158.35        10026.993
Apr-92     9728.39        10213.53        10115.23
May-92     9869.03        10361.19        10234.59
Jun-92    10030.62        10530.84        10418.813
Jul-92    10340.44        10856.11        10779.304
Aug-92    10177.52        10685.06        10644.562
Sep-92    10271.99        10784.24        10696.721
Oct-92    10167.37        10674.41        10573.708
Nov-92    10443.41        10964.21        10815.846
Dec-92    10596.87        11125.33        10932.657
Jan-93    10724.39        11259.2         11054.01
Feb-93    11067.84        11619.78        11502.803
Mar-93    11092.39        11645.55        11363.619
Apr-93    11209.6         11768.61        11496.573
May-93    11276.01        11838.33        11571.301
Jun-93    11468.08        12039.98        11766.856
Jul-93    11482.84        12055.47        11791.566
Aug-93    11759.82        12346.26        12045.085
Sep-93    11878.85        12471.23        12186.012
Oct-93    11923.58        12518.19        12201.854
Nov-93    11764.28        12350.95        12087.157
Dec-93    11946.6         12542.36        12356.7
Jan-94    12206           12814.7         12500.038
Feb-94    11868.75        12460.63        12151.287
Mar-94    11365.16        11931.92        11581.392
Apr-94    11143.37        11699.07        11699.522
May-94    11305.18        11868.95        11813.007
Jun-94    11201.5         11760.1         11725.591
Jul-94    11442.93        12013.58        11970.656
Aug-94    11439.28        12009.74        11986.218
Sep-94    11199.55        11758.06        11788.445
Oct-94    10924.92        11469.73        11549.14
Nov-94    10592.61        11120.85        11340.1
Dec-94    10912.52        11456.71        11617.933
Jan-95    11310.29        11874.32        12003.648
Feb-95    11825.13        12414.84        12373.36
Mar-95    11959.84        12556.26        12510.705
Apr-95    11955.02        12551.21        12521.964
May-95    12395.1         13013.23        12943.955
Jun-95    12237.69        12847.97        12801.571
Jul-95    12280.66        12893.08        12903.984
Aug-95    12371.45        12988.4         13078.187
Sep-95    12569.35        13196.17        13168.427
Oct-95    12791.99        13429.91        13392.29
Nov-95    13051.93        13702.81        13633.351
Dec-95    13228.35        13888.03        13773.775


                     VOYAGEUR FLORIDA INSURED TAX FREE FUND
                          AVERAGE ANNUAL TOTAL RETURNS
                                (CLASS A SHARES)
                                ----------------

                                              SINCE
                                    1 Year   1/1/92**
                                    ------   --------
          Without Sales Charge       21.22%   8.56%
          With Sales Charge*         15.46%   7.24%
          Lehman Bros. Long          18.56%   8.33%
          Insured Municipal
          Bond Index

                     VOYAGEUR FLORIDA INSURED TAX FREE FUND
                          AVERAGE ANNUAL TOTAL RETURNS
                                (CLASS B SHARES)
                                ----------------

                                                SINCE
                                     1 Year   3/11/94**
                                     ------   ---------
          Without Contingent         20.76%   6.80%
          Deferred Sales Charge
          With Contingent            16.76%   4.68%
          Deferred Sales Charge***

  *Averagve annual total returns include th emaximum 4.75% sales charge. ** Commencement of operations.
*** Assumes redemption on December 31, 1995.

PURSUANT TO RULE 232.304(a) OF REGULATION S-T THE FOLLOWING IS A TABULAR REPRESENTATION OF A LINE GRAPH FOR VOYAGEUR FLORIDA LIMITED TERM TAX FREE FUND PORTFOLIO ABSTRACT FOR THE PERIOD ENDED DECEMBER 31, 1995. THE DATA REPRESENTS THE CUMULATIVE TOTAL RETURN OF A HYPOTHETICAL INVESTMENT IN CLASS A SHARES OF $10,000 MADE ON THE DATE THE FUND COMMENCED OPERATIONS THROUGH DECEMBER 31, 1995.

          ENDING VALUE  ENDING VALUE   ENDING VALUE
           WITH SALES   WITHOUT SALES   LEHMAN BROS.
DATE        CHARGE        CHARGE        BOND INDEX
----        ------        ------        ----------
May-94     9725           10000           10000
Jun-94     9735.79        10011.1         10044.975
Jul-94     9741.25        10016.71        10161.4967
Aug-94     9830.86        10108.86        10210.2719
Sep-94     9729.83        10004.97        10141.8631
Oct-94     9622.66         9894.76        10074.9268
Nov-94     9475.88         9743.84         9983.24494
Dec-94     9574.7          9845.45        10096.0556
Jan-95     9773.89        10050.27        10221.2467
Feb-95    10033.9         10317.63        10400.1185
Mar-95    10134.56        10421.14        10506.1997
Apr-95    10185.12        10473.13        10546.1233
May-95    10438.14        10733.31        10767.5919
Jun-95    10489.16        10785.77        10785.8968
Jul-95    10571.15        10870.08        10917.4847
Aug-95    10684.3         10986.42        11016.8338
Sep-95    10787.33        11092.37        11044.3759
Oct-95    10870.25        11177.64        11111.7466
Nov-95    10974.18        11284.51        11212.8635
Dec-95    11023.9         11335.63        11271.1704


                  VOYAGEUR FLORIDA LIMITED TERM TAX FREE FUND
                          AVERAGE ANNUAL TOTAL RETURNS
                                (CLASS A SHARES)
                                ----------------

                                               SINCE
                                     1 Year   5/1/94**
                                     ------   --------
          Without Sales Charge       15.14%   7.79%
          With Sales Charge*         11.97%   6.01%
          Lehman Bros. 5             11.64%   7.44%
          Year Municipal
          Bond Index

                  VOYAGEUR FLORIDA LIMITED TERM TAX FREE FUND
                                 TOTAL RETURNS
                                (CLASS B SHARES
                                ---------------

                                               SINCE
                                             9/15/95**
                                             ---------
          Without Contingent Deferred         1.13%
          Sales Charge
          With Contingent Deferred           (1.87%)
          Sales Charge***

                  VOYAGEUR FLORIDA LIMITED TERM TAX FREE FUND
                                 TOTAL RETURNS
                                (CLASS C SHARES)
                                ----------------

                                    SINCE
                                   3/23/95**
                                   ---------
                                    7.95%

  * Average annual total returns include the maximum 2.75% sales charge. ** Commencement of operations.
*** Assumes redemption on December 31, 1995.

PURSUANT  TO RULE  232.304(a)  OF  REGULATION  S-T THE  FOLLOWING  IS A  TABULAR
REPRESENTATION OF A LINE GRAPH FOR VOYAGEUR FLORIDA TAX FREE FUND PORTFOLIO ABSTRACT FOR THE PERIOD ENDED DECEMBER 31, 1995. THE DATA REPRESENTS THE CUMULATIVE TOTAL RETURN OF A HYPOTHETICAL INVESTMENT IN CLASS A SHARES OF
$10,000  MADE ON THE DATE THE FUND  COMMENCED  OPERATIONS  THROUGH  DECEMBER 31,
1995.

          ENDING VALUE  ENDING VALUE   ENDING VALUE
           WITH SALES   WITHOUT SALES   LEHMAN BROS.
DATE        CHARGE        CHARGE        BOND INDEX
----        ------        ------        ----------
Mar-95     9525           10000           10000
Mar-95     9651.875       10133.2         10110.3024
Apr-95     9649.213       10130.41        10108.2803
May-95     9993.627       10492           10489.3625
Jun-95     9886.06        10379.07        10327.8263
Jul-95     9914.973       10409.42        10381.531
Aug-95     9983.76        10481.64        10523.758
Sep-95    10131.06        10636.28        10606.8957
Oct-95    10347.73        10863.76        10832.8225
Nov-95    10565.78        11092.69        11072.2279
Dec-95    10714.71        11249.04        11227.2391

                         VOYAGEUR FLORIDA TAX FREE FUND
                                 TOTAL RETURNS
                                (CLASS A SHARES)
                                ----------------

                                              SINCE
                                             3/2/95**
                                             --------
          Without Sales Charge                12.49%
          With Sales Charge*                  7.15%
          Lehman Bros. 20                     12.27%
          Year Municipal
          Bond Index

                         VOYAGEUR FLORIDA TAX FREE FUND
                                 TOTAL RETURNS
                                (CLASS B SHARES)
                                ----------------

                                            SINCE
                                          9/15/95**
                                          ---------
Without Contingent Deferred                 5.10%
Sales Charge
With Contingent Deferred                    1.10%
Sales Charge***

                         VOYAGEUR FLORIDA TAX FREE FUND
                                 TOTAL RETURNS
                                (CLASS C SHARES)
                                ----------------

                                          SINCE
                                        4/22/95**
                                        ---------
                                          8.88%

  * Average annual total returns include the maximum 4.75% sales charge. ** Commencement of operations.
*** Assumes redemption on December 31, 1995.

INDEPENDENT AUDITORS' REPORT

The Board of Trustees and Shareholders
Voyageur Investment Trust
Voyageur Investment Trust II:


     We have audited the accompanying statements of assets and liabilities, including the schedules of investments in securities, of Voyageur Florida Tax Free Fund and Voyageur Florida Insured Tax Free Fund (funds within Voyageur Investment Trust) and Voyageur Florida Limited Term Tax Free Fund (a fund within Voyageur Investment Trust II) as of December 31, 1995, the related statements of operations for the year ended December 31, 1995 (period from March 2, 1995, commencement of operations, to December 31, 1995 for Voyageur Florida Tax Free
Fund), the statements of changes in net assets for the period from March 2, 1995, commencement of operations, to December 31, 1995 for Voyageur Florida Tax Free Fund, the year ended December 31, 1995, the two-month period ended December 31, 1994 and the year ended October 31, 1994 for Voyageur Florida Insured Tax Free Fund and for the year ended December 31, 1995 and the period from May 1, 1994, commencement of operations, to December 31, 1994 for Voyageur Florida Limited Term Tax Free Fund and the financial highlights for the periods presented in note 6. These financial statements and the financial highlights are the responsibility of Fund management. Our responsibility is to express an opinion on these financial statements and the financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosures in the financial statements. Investment securities held in custody are confirmed to us by the custodian. As to securities purchased but not received, we request confirmations from brokers and where replies are not received we carry out other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and the financial highlights referred to above present fairly, in all material respects, the financial position of Voyageur Florida Tax Free Fund, Voyageur Florida Insured Tax Free Fund and Voyageur Florida Limited Term Tax Free Fund as of December 31, 1995, and the results of their operations, changes in their net assets and the financial highlights for the periods stated in the first paragraph above, in conformity with generally accepted accounting principles.



                                        KPMG Peat Marwick LLP


Minneapolis Minnesota
February 9, 1996

THE VOYAGEUR FUNDS
STATEMENTS OF ASSETS AND LIABILITIES                                                              DECEMBER 31, 1995
-------------------------------------------------------------------------------------------------------------------
                                                                   VOYAGEUR         VOYAGEUR           VOYAGEUR
                                                                    FLORIDA          FLORIDA            FLORIDA
                                                                   TAX FREE          INSURED         LIMITED TERM
                                                                     FUND         TAX FREE FUND      TAX FREE FUND
                                                                   --------       -------------      -------------
       ASSETS
Investments in securities, at market value (note 1) (identified cost:
   $4,389,074, $235,230,708 and $821,038, respectively)........   $4,604,360       $247,437,810         $ 854,931
Cash in bank on demand deposit.................................       72,479                 --           123,605
Accrued interest receivable....................................       75,217          4,230,248            12,296
Receivable for Fund shares sold................................       15,005             37,037                --
Organizational costs (note 4)..................................           --             20,052            30,714
                                                                  ----------       ------------         ---------
   Total assets................................................    4,767,061        251,725,147         1,021,546
                                                                  ----------       ------------         ---------

       LIABILITIES
Bank overdraft.................................................           --            964,984                --
Dividends payable to shareholders..............................       28,557          1,036,979             6,113
Payable for Fund shares redeemed...............................           --            180,500                --
Payable for investment securities purchased....................      196,415          4,219,250            49,683
Distribution fees payable......................................        4,806              8,234               186
Other accrued expenses.........................................         6,321            75,870            11,850
                                                                  ----------       ------------         ---------
   Total liabilities...........................................      236,099          6,485,817            67,832
                                                                  ----------       ------------         ---------
NET ASSETS APPLICABLE TO OUTSTANDING SHARES....................   $4,530,962       $245,239,330         $ 953,714
                                                                  ==========       ============         =========

Represented by:
   Paid-in capital (note 1)....................................   $4,315,638       $245,805,537         $ 912,144
   Undistributed net investment income.........................           38             69,987             7,677
   Accumulated net realized loss on investments (note 1).......           --        (12,843,296)               --
   Unrealized appreciation of investments......................      215,286         12,207,102            33,893
                                                                  ----------       ------------         ---------
     Total net assets..........................................   $4,530,962       $245,239,330         $ 953,714
                                                                  ==========       ============         =========

Net assets applicable to outstanding Class A Shares............   $4,421,203       $242,425,038         $ 859,162
                                                                  ==========       ============         =========
Net assets applicable to outstanding Class B Shares............   $  101,114     $    2,814,292        $   40,907
                                                                  ==========       ============         =========
Net assets applicable to outstanding Class C Shares............   $    8,645                N/A        $    53,645
                                                                  ==========       ============         =========

SHARES OUTSTANDING AND NET ASSET VALUE PER SHARE
   Class A - Shares of beneficial interest outstanding:  412,140,
     22,159,712 and 81,392, respectively (note 5)..............       $10.73             $10.94            $10.56
                                                                      ======             ======            ======
   Class B - Shares of beneficial interest outstanding:  9,424,
     257,299 and 3,875, respectively (note 5)..................       $10.73             $10.94            $10.56
                                                                      ======             ======            ======
   Class C - Shares of beneficial interest outstanding:  806,
     N/A and 5,083, respectively (note 5)......................       $10.73                N/A            $10.55
                                                                      ======             =======           ======

See accompanying notes to financial statements.

THE VOYAGEUR FUNDS
STATEMENTS OF OPERATIONS                                                             YEAR ENDED DECEMBER 31, 1995
-----------------------------------------------------------------------------------------------------------------
                                                              VOYAGEUR            VOYAGEUR            VOYAGEUR
                                                               FLORIDA             FLORIDA             FLORIDA
                                                              TAX FREE             INSURED          LIMITED TERM
                                                                FUND*           TAX FREE FUND       TAX FREE FUND
                                                              --------          -------------       -------------
Investment income:
   Interest............................................       $123,053           $14,154,310          $32,584
                                                              --------           -----------          -------

Expenses (note 3):
   Investment advisory and management fee..............         10,974             1,235,118            2,665
   Dividend-disbursing, administrative and
     accounting services fees..........................         15,010               325,819           10,995
   Printing, postage and supplies......................            959                53,809            1,052
   Audit and accounting fees...........................          2,832                18,817            2,633
   Legal fees..........................................            546                 5,091              671
   Distribution fees - Class A.........................          5,427               611,873            1,536
   Distribution fees - Class B.........................            195                22,840              120
   Distribution fees - Class C.........................             48                   N/A              402
   Directors' fees.....................................            475                12,978              133
   Registration fees...................................          1,970                 2,516              838
   Custodian fees......................................          2,642                37,020            6,702
   Amortization of organizational costs................             --                15,794            3,300
   Other ..............................................          1,099                15,656               94
                                                              --------           -----------          -------
     Total expenses....................................         42,177             2,357,331            31,141
   Less:  Expenses waived or absorbed..................        (35,099)           (1,089,651)         (26,419)
                                                              --------           -----------          -------
   Net expenses before earnings credits on uninvested cash       7,078             1,267,680            4,722
   Less:  Earnings credits on uninvested cash..........            (46)              (37,020)            (111)
                                                              --------           -----------          -------
     Total net expenses................................          7,032             1,230,660            4,611
                                                              --------           -----------          -------
     Investment income - net...........................        116,021            12,923,650           27,973
                                                              --------           -----------          -------

Realized and unrealized gain (loss) on investments:
   Realized gain (loss) on security transactions (note 2)        8,195           (10,106,237)           2,938
   Net change in unrealized appreciation or
     depreciation of investments.......................        215,286            44,984,832           56,693
                                                              --------           -----------          -------
     Net gain on investments...........................        223,481            34,878,595           59,631
                                                              --------           -----------          -------

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS...       $339,502           $47,802,245          $87,604
                                                              ========           ===========          =======
___________________________________
* Period from March 2, 1995 (commencement of operations) to December 31, 1995.

See accompanying notes to financial statements.


THE VOYAGEUR FUNDS
STATEMENTS OF CHANGES IN NET ASSETS
-----------------------------------------------------------------------------------------------------------
                                                                                           VOYAGEUR FLORIDA
                                                                                            TAX FREE FUND
                                                                                           ----------------
                                                                                              PERIOD FROM
                                                                                            MARCH 2, 1995*
                                                                                            TO DECEMBER 31,
Operations:                                                                                      1995
                                                                                           ----------------
   Investment income - net........................................................           $  116,021
   Realized gain (loss) on investments - net......................................                8,195
   Net change in unrealized appreciation or depreciation of investments ..........              215,286
                                                                                             ----------
     Net increase (decrease) in net assets resulting from operations..............              339,502
                                                                                             ----------
Distributions to shareholders from:
   Investment income - net:
     Class A......................................................................             (114,869)
     Class B......................................................................                 (890)
     Class C......................................................................                 (224)
   Net realized gain on investments:
     Class A......................................................................               (8,023)
     Class B......................................................................                 (156)
     Class C......................................................................                  (16)
                                                                                             ----------
   Total distributions............................................................             (124,178)
                                                                                             ----------
Share transactions (note 5)
   Proceeds from sale of shares:
     Class A (note 3).............................................................            7,295,342
     Class B......................................................................               98,749
     Class C......................................................................                8,000
   Net asset value of shares issued in reinvestment of net investment income and realized gain distributions:
       Class A....................................................................               58,440
       Class B....................................................................                  127
       Class C....................................................................                  188
   Payments for redemption of shares:
     Class A......................................................................           (3,145,208)
     Class B (note 3).............................................................                   --
     Class C (note 3).............................................................                   --
                                                                                             ----------
   Increase (decrease) in net assets from share transactions......................            4,315,638
                                                                                             ----------
     Total increase (decrease) in net assets......................................            4,530,962
Net assets at beginning of period.................................................                   --
                                                                                             ----------
Net assets at end of period (including undistributed net investment income of
   $38, $69,987, $456,366, $226,091, $7,677 and $4,101, respectively).............           $4,530,962
                                                                                             ==========
_________________________________
*  Commencement of operations.

See accompanying notes to financial statements.

THE VOYAGEUR FUNDS
STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
----------------------------------------------------------------------------------------------------------------------------
                                                                                            VOYAGEUR FLORIDA
                                                                                          INSURED TAX FREE FUND
                                                                                -------------------------------------------
                                                                                    YEAR        TWO MONTHS         YEAR
                                                                                   ENDED          ENDED           ENDED
                                                                                 DECEMBER 31,  DECEMBER 31,     OCTOBER 31,
                                                                                    1995       1994 (NOTE 1)       1994
                                                                                ------------   ------------   -------------
Operations:
   Investment income - net....................................................  $ 12,923,650      2,550,708   $  15,534,263
   Realized gain (loss) on investments - net..................................   (10,106,237)    (2,714,141)        998,155
   Net change in unrealized appreciation or depreciation of investments ......    44,984,832       (598,143)    (42,668,553
                                                                                ------------   ------------   -------------
     Net increase (decrease) in net assets resulting from operations..........    47,802,245       (761,576)    (26,136,135
                                                                                ------------   ------------   -------------
Distributions to shareholders from:
   Investment income - net:
     Class A..................................................................   (13,200,309)    (2,309,982)    (15,291,790
     Class B..................................................................      (111,406)       (10,719)        (19,754
     Class C..................................................................           N/A            N/A             N/A
   Net realized gain on investments:
     Class A..................................................................            --       (362,080)     (1,658,750
     Class B..................................................................            --         (2,123)           (965
     Class C..................................................................           N/A            N/A             N/A
                                                                                ------------   ------------   -------------
   Total distributions........................................................   (13,311,715)    (2,684,904)    (16,971,259
                                                                                ------------   ------------   -------------
Share transactions (note 5)
   Proceeds from sale of shares:
     Class A (note 3).........................................................    15,868,684      1,526,367      65,436,366
     Class B..................................................................     1,240,744        349,116       1,262,199
     Class C..................................................................           N/A            N/A             N/A
   Net asset value of shares issued in reinvestment of net
     investment income and realized gain distributions:
       Class A................................................................     3,537,588        336,032       4,711,199
       Class B................................................................        35,055          1,922          10,015
       Class C................................................................           N/A            N/A             N/A
   Payments for redemption of shares:
     Class A..................................................................   (51,412,855)   (17,898,652)    (57,085,493
     Class B (note 3).........................................................      (225,432)          (336)        (72,097
     Class C (note 3).........................................................           N/A            N/A             N/A
                                                                                ------------   ------------   -------------
   Increase (decrease) in net assets from share transactions..................   (30,956,216)   (15,685,551)     14,262,189
                                                                                ------------   ------------   -------------
     Total increase (decrease) in net assets..................................     3,534,314    (19,132,031)    (28,845,205
Net assets at beginning of period.............................................   241,705,016    260,837,047     289,682,252
                                                                                ------------   ------------   -------------
Net assets at end of period (including undistributed net investment income of
   $38, $69,987, $456,366, $226,091, $7,677 and $4,101, respectively).........  $245,239,330   $241,705,016    $260,837,047
                                                                                ============   ============    ============
_________________________________
*  Commencement of operations.

See accompanying notes to financial statements.

THE VOYAGEUR FUNDS
STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
--------------------------------------------------------------------------------------------------------------------------
                                                                                                  VOYAGEUR FLORIDA
                                                                                             LIMITED TERM TAX FREE FUND
                                                                                         ---------------------------------
                                                                                             YEAR            PERIOD FROM
                                                                                             ENDED         MAY 1, 1994* TO
                                                                                         DECEMBER 31,       DECEMBER 31,
                                                                                             1995                1994
                                                                                          ---------          ----------
Operations:
   Investment income - net........................................................        $  27,973        $     10,091
   Realized gain (loss) on investments - net......................................            2,938                  --
   Net change in unrealized appreciation or depreciation of investments ..........           56,693             (22,800)
                                                                                         ----------         ------------
     Net increase (decrease) in net assets resulting from operations..............           87,604             (12,709)
                                                                                         ----------         ------------
Distributions to shareholders from:
   Investment income - net:
     Class A......................................................................          (28,766)            (10,149)
     Class B......................................................................             (436)                N/A
     Class C......................................................................           (1,435)                N/A
   Net realized gain on investments:
     Class A......................................................................           (2,605)                 --
     Class B......................................................................             (144)                N/A
     Class C......................................................................             (189)                N/A
                                                                                           --------          ----------
   Total distributions............................................................          (33,575)            (10,149)
                                                                                           --------          ----------
Share transactions (note 5)
   Proceeds from sale of shares:
     Class A (note 3).............................................................          902,017           1,066,161
     Class B......................................................................           40,710                 N/A
     Class C......................................................................           50,007                 N/A
   Net asset value of shares issued in reinvestment of net investment income and realized gain distributions:
       Class A....................................................................           14,355               7,664
       Class B....................................................................              302                 N/A
       Class C....................................................................            1,271                 N/A
   Payments for redemption of shares:
     Class A......................................................................         (701,186)           (458,748)
     Class B (note 3).............................................................              (10)                N/A
     Class C (note 3).............................................................               --                 N/A
                                                                                           --------          ----------
   Increase (decrease) in net assets from share transactions......................          307,466             615,077
                                                                                           --------          ----------
     Total increase (decrease) in net assets......................................          361,495             592,219
Net assets at beginning of period.................................................          592,219                  --
                                                                                           --------          ----------
Net assets at end of period (including undistributed net investment income of
   $38, $69,987, $456,366, $226,091, $7,677 and $4,101, respectively).............         $953,714          $  592,219
                                                                                           ========          ==========
__________________________________
*  Commencement of operations.

See accompanying notes to financial statements.

THE VOYAGEUR FUNDS
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     The Voyageur Florida Tax Free Fund (Florida Tax Free Fund) and the Voyageur Florida Insured Tax Free Fund (Florida Insured Tax Free Fund), funds within the Voyageur Investment Trust, a Massachusetts business trust registered under the Investment Company Act of 1940 (as amended) as open-end management investment companies with an unlimited number of authorized shares of beneficial interest. Voyageur Florida Limited Term Tax Free Fund (Florida Limited Term Fund) is a fund within Voyageur Investment Trust II, a Massachusetts business trust registered under the Investment Company Act of 1940 (as amended) as an open-end management investment company with an unlimited number of authorized shares of beneficial interest. Florida Tax Free Fund seeks high current income free from federal income tax and state intangibles tax by investing in investment grade municipal bonds. Florida Insured Tax Free Fund seeks high current income free from federal income tax and state intangibles tax with the added safety of an insured portfolio by investing in insured municipal bonds. Florida Limited Term Fund seeks to preserve original investment principal while providing income free both federal income tax and state intangibles tax by investing in intermediate term investment grade municipal bonds.

     Florida Tax Free Fund, Florida Insured Tax Free Fund and Florida Limited Term Fund (the Funds) each offer Class A, Class B and Class C Shares. As of December 31, 1995 Florida Insured Tax Free Fund had no Class C Shares outstanding. Class A Shares are sold with a front-end sales charge. Class B Shares, first offered in 1995 by Florida Tax Free Fund and Florida Limited Term Fund, may be subject to a contingent deferred sales charge and such shares automatically convert to Class A after eight years. Class C Shares, first offered in 1995 by Florida Tax Free Fund and Florida Insured Tax Free Fund, are not subject to a contingent deferred sales charge or a front-end sales charge and have no conversion feature. All classes of shares have identical voting, dividend, liquidation and other rights and the same terms and conditions, except that the level of distribution fees charged differ between classes. Income, expenses (other than expenses incurred under each class' Distribution Agreement) and realized and unrealized gains or losses on investments are allocated to each class of shares based upon its relative net assets. Florida Insured Tax Free Fund is registered as a diversified Fund. Florida Limited Term Fund and Florida Tax Free Fund are registered as non-diversified Funds. Effective December 31, 1994, Florida Insured Tax Free Fund changed its fiscal year from October 31 to December 31. The significant accounting policies followed by the Funds are summarized as follows:

USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net increase (decrease) in net assets from operations during the reporting period. Actual results could differ from those estimates.

INVESTMENTS IN SECURITIES
     Securities are valued at fair value as determined by the Board of Trustees. Determination of fair value involves, among other things, using pricing services or prices quoted by independent brokers. Short-term securities are valued at amortized cost which approximates market value.
     Security transactions are accounted for on the trade date. Securities gains and losses are calculated on the identified-cost basis. Interest income, including level-yield amortization of premium and original issue discount, is accrued daily.
     The Funds concentrate their investments in limited geographical areas and therefore, may have more credit risk related to the economic conditions of these areas than a portfolio with broader geographical diversification.

FEDERAL TAXES
     The  Funds'  policy  is to comply  with the  requirements  of the  Internal
Revenue Code applicable to regulated investment companies and to distribute their income to shareholders in amounts that will avoid or minimize federal income or excise taxes for the Funds. Net investment income and net realized gains (losses) for the Funds may differ for financial statement and tax purposes primarily because of losses deferred for tax purposes due to "wash sale" transactions. The character of distributions made during the year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to the timing of dividend distributions, the fiscal year in which amounts are distributed may differ from the year that the income or realized gains (losses) were recorded by the Funds. For federal income tax purposes, Florida Insured Tax Free Fund had a capital loss carryover at December 31, 1995, of $12,820,379 that will expire in 2003 if not offset by subsequent capital gains. It is unlikely the Board of Trustees will authorize a distribution of any net realized capital gains until the available capital loss carryover has been offset or expires.
     On the statements of assets and liabilities for Florida Insured Tax Free Fund and Florida Limited Term Fund, as a result of permanent book-to-tax differences, reclassification adjustments have been made to increase undistributed net investment income and decrease additional paid-in capital by $1,686 and $6,240, respectively.

DISTRIBUTIONS TO SHAREHOLDERS
     Dividends declared daily from net investment income are payable monthly in cash or reinvested in additional shares of the Funds. Net short-term realized capital gains, if any, may be distributed throughout the year and net long-term realized capital gains, when available, are distributed annually.

SECURITIES PURCHASED ON A WHEN-ISSUED BASIS
     Delivery and payment for securities which have been purchased by the Funds on a forward commitment or when-issued basis can take place up to a month or more after the transaction date. During this period, such securities are subject to market fluctuations and the portfolio maintains, in a segregated account with its custodian, assets with a market value equal to or greater than the amount of its purchase commitments.

(2)  INVESTMENT SECURITIES TRANSACTIONS
     Purchase cost and proceeds of sales of investment securities other than short-term securities aggregated $6,011,801 and $1,630,922, for Florida Tax Free Fund, $249,601,438 and $272,862,304 for Florida Insured Tax Free Fund and $425,593 and $176,481 for Florida Limited Term Fund during the period ended December 31, 1995, respectively.

(3)  EXPENSES
     Each Fund has an investment advisory and management fee agreement with Voyageur Fund Managers, Inc. (Voyageur) under which Voyageur manages the Funds' assets and provides other specified services. The fee for investment management and advisory services is payable monthly and is based on the average daily net assets of each Fund at the annual rate of .50% for Florida Tax Free Fund and for Florida Insured Tax Free Fund and .40% for Florida Limited Term Fund. In addition, the Funds will pay most other operating expenses including directors' fees, registration fees, printing of shareholder reports, legal and auditing services and other miscellaneous expenses. There was no portfolio insurance expense for Florida Insured Tax Free Fund. Portfolio insurance expense, if any, is recognized over the premium period. Voyageur is obligated to pay all expenses of the Funds (excluding distribution fees, insurance premiums on portfolio securities, taxes, interest and brokerage commissions) which exceed 1% of average daily net assets, on an annual basis. During the period ended December 31, 1995, Voyageur absorbed $14,412 for Florida Tax Free Fund and $22,410 for Florida Limited Term Fund pursuant to the contractual 1% expense limitation and, excluding waiver of distribution fees, voluntarily absorbed $20,588 for Florida Tax Free Fund, $480,000 for Florida Insured Tax Free Fund and $2,590 for Florida Limited Term Fund. During the period ended December 31, 1995, credits earned on uninvested cash balances held by each Fund at the custodian were $46 for Florida Tax Free Fund, $48,512 for Florida Insured Tax Free Fund and $111 for Florida Limited Term Fund. Of these credits, $46, $37,020 and $111, respectively, were used to reduce certain fees for various custodial, pricing and accounting services provided by the custodian bank. The remaining $11,492 in credits for Florida Insured Tax Free Fund are included in interest income.
     The Funds will also pay a fee to Voyageur for acting as the Funds' dividend-disbursing, administrative and accounting services agent. The fee is paid monthly and is equal to the sum of $1.33 per shareholder account per month, a fixed monthly fee ranging from $1,000 to $1,500 based on the level of each Fund's average daily net assets and an annualized percentage of average daily net assets at reducing rates from .11% to .02%. Each Fund is also responsible for reimbursing Voyageur's out-of-pocket expense in connection with the performance of dividend-disbursing, administrative and accounting services.
     Each Fund has a Distribution Agreement under Rule 12b-1 of the Investment Company Act of 1940 with Voyageur Fund Distributors, Inc. (Fund Distributors). Under these plans, each Fund is obligated to pay Fund Distributors a monthly distribution fee at an annual rate of .25% of each Fund's average daily net assets of the Class A Shares and 1.00% of each Fund's average daily net assets of the Class B Shares and Class C Shares. Fund Distributors may waive all or part of its distribution fee at its sole discretion. During the period ended December 31, 1995, Fund Distributors voluntarily waived Class A distribution fees of $595,950 for Florida Insured Tax Free Fund and $1,389 for Florida Limited Term Fund; and Class B distribution fees of $99 for Florida Tax Free Fund, $13,701 for Florida Insured Tax Free Fund and $30 for Florida Limited Term Fund.
     Sales charges paid by Class A shareholders were $42,789 Florida Tax Free Fund, $355,988 for Florida Insured Tax Free Fund and $3,866 for Florida Limited Term Fund. Of these amounts, Fund Distributors received $6,121 for Florida Tax Free Fund, $46,946 for Florida Insured Tax Free Fund and $741 for Florida Limited Term Fund. Contingent deferred sales charges for the year ended December 31, 1995 were $1,166 for Florida Insured Tax Free Fund's Class B shareholders.

(4)  ORGANIZATIONAL COSTS
     Organizational costs for the Funds are being amortized over 60 months on an inverse acceleration (sum-of-the-years digits) basis. If Voyageur redeems any or all of its shares in the Funds representing initial capital prior to the end of the 60-month amortization period, Voyageur will reimburse the Fund for the unamortized balance in the same proportion as the number of shares redeemed bear to the number of initial shares outstanding at the time of redemption.

(5)  SHARE TRANSACTIONS
Transactions in shares of beneficial interest during each period were as follows:

                                                                      FLORIDA TAX FREE FUND
                                                 ------------------------------------------------------------
                                                       CLASS A               CLASS B              CLASS C
                                                 -----------------     ------------------     ---------------
                                                     PERIOD FROM           PERIOD FROM          PERIOD FROM
                                                   MARCH 2, 1995*      SEPTEMBER 15, 1995*    APRIL 22, 1995*
                                                   TO DECEMBER 31,       TO DECEMBER 31,      TO DECEMBER 31,
                                                        1995                  1995                  1995
                                                 -----------------     ------------------     ---------------
Shares sold...............................            714,330                9,412                  788
Shares issued for
   reinvested distributions...............              5,684                   12                   18
Shares redeemed...........................           (307,874)                  --                   --
                                                 ------------             ---------             -------
Increase in shares outstanding............            412,140                9,424                  806
                                                 ============             ========              =======
_______________________________
*  Commencement of operations

                                                           FLORIDA INSURED TAX FREE FUND
                              -----------------------------------------------------------------------------------
                                               CLASS A                                    CLASS B
                              ----------------------------------------    ---------------------------------------
                                                                                                      PERIOD FROM
                                   YEAR       TWO MONTHS       YEAR            YEAR       TWO MONTHS    MARCH 1,
                                   ENDED        ENDED         ENDED           ENDED         ENDED      1994* TO
                               DECEMBER 31,  DECEMBER 31,   OCTOBER 31,    DECEMBER 31,  DECEMBER 31, OCTOBER 31,
                                  1995           1994          1994           1995          1994          1994
                               -----------   -----------    -----------    -----------   ------------ -----------
Shares sold..................   1,522,503       163,472      6,083,008        120,147       37,194      123,827
Shares issued for
   reinvested distributions..     344,908        36,293        450,509          3,406          208        1,002
Shares redeemed..............  (4,946,296)   (1,913,092)    (5,567,599)       (21,459)         (36)      (6,990)
                               -----------   -----------    -----------       --------     --------     --------
Increase (decrease) in
   shares outstanding........  (3,078,885)   (1,713,327)       965,918        102,094       37,366      117,839
                              ============   ===========    ===========       ========     ========     ========
_______________________________
*  Commencement of operations

                                                                    FLORIDA LIMITED TERM FUND
                                             --------------------------------------------------------------------
                                                      CLASS A                     CLASS B             CLASS C
                                             --------------------------    -------------------    ---------------
                                                YEAR        PERIOD FROM          PERIOD FROM         PERIOD FROM
                                               ENDED     MAY 1, 1994* TO    SEPTEMBER 15, 1995*   MARCH 23, 1995*
                                            DECEMBER 31,    DECEMBER 31,       TO DECEMBER 31,     TO DECEMBER 31,
                                               1995             1994               1995                 1995
                                             --------         --------           --------             ------
Shares sold...............................    88,686          107,691              3,848               4,960
Shares issued for
   reinvested distributions...............     1,412              785                 28                 123
Shares redeemed...........................   (70,114)         (47,068)                (1)                 --
                                             --------         --------           --------             ------
Increase in shares outstanding............    19,984           61,408              3,875               5,083
                                             ========         ========           ========             =======
_______________________________
*  Commencement of operations

(6)  FINANCIAL HIGHLIGHTS
Per share data (rounded to the nearest cent) for a share of beneficial interest outstanding and selected information for each period are as follows:

                                                                         FLORIDA TAX FREE FUND
                                                   ----------------------------------------------------------------
                                                         CLASS A                CLASS B                CLASS C
                                                   -----------------    ---------------------     -----------------
                                                       PERIOD FROM            PERIOD FROM            PERIOD FROM
                                                    MARCH 2, 1995(a)     SEPTEMBER 15, 1995(a)    APRIL 22, 1995(a)
                                                     TO DECEMBER 31,        TO DECEMBER 31,        TO DECEMBER, 31
                                                          1995                   1995                    1995
                                                   -----------------    ---------------------     -----------------
Net asset value:
   Beginning of period...........................       $10.00                  $10.37                  $10.20
                                                        ------                  ------                  ------

Operations:
   Net investment income.........................          .47                     .15                     .33
   Net realized and unrealized loss on investments         .75                     .38                     .56
                                                        ------                  ------                  ------
   Total from operations.........................         1.22                     .53                     .89
                                                        ------                  ------                  ------

Distributions to shareholders:
   From net investment income (b)................         (.47)                   (.15)                   (.34)
   From net realized gains.......................         (.02)                   (.02)                   (.02)
                                                        ------                  ------                  ------
     Total distributions.........................         (.49)                   (.17)                   (.36)
                                                        ------                  ------                  ------

Net asset value:
   End of period.................................       $10.73                  $10.73                   $10.73
                                                        ======                  ======                   ======

Total investment return (c)......................        12.49%                   5.10%                   8.88%

Net assets at end of period (000's omitted)......        $4,421                    $101                      $9

Ratios:
   Ratio of expenses to
     average daily net assets (f)................       .32%(e)                 .44%(e)                1.11%(e)
   Ratio of net investment income
     to average daily net assets.................      5.26%(e)                4.88%(e)                4.57%(e)
       Assuming no voluntary waivers
         and reimbursements:
           Expenses (d)..........................      1.25%(e)                2.00%(e)                2.00%(e)
           Net investment income.................      4.33%(e)                3.32%(e)                3.68%(e)
Portfolio turnover rate (excluding
   short-term securities)........................        63.52%                  63.52%                  63.52%

See accompanying notes to Financial Highlights.

(6)  FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                       FLORIDA INSURED TAX FREE FUND
                                               -------------------------------------------------------------------
                                                                              CLASS A
                                               -------------------------------------------------------------------
                                                                                                      PERIOD FROM
                                                   YEAR         TWO MONTHS                             JANUARY 1,
                                                   ENDED          ENDED                               1992(a) TO
                                                DECEMBER 31,   DECEMBER 31,  YEAR ENDED OCTOBER 31,    OCTOBER 31,
                                                   1995          1994          1994           1993       1992
                                                 ------          -----        ------         ------     ------
Net Asset Value:
   Beginning of period......................     $ 9.52          $9.64        $11.15         $10.11     $10.00
                                                 ------          -----        ------         ------     ------

Operations:
   Net investment income....................       .54             .10           .55            .58        .51
   Net realized and unrealized
     gain (loss) on investments  ...........       1.44           (.12)       (1.46)           1.12        .15
                                                 ------          -----        ------         ------     ------
       Total from operations................       1.98           (.02)        (.91)           1.70        .66
                                                 ------          -----        ------         ------     ------

Distributions to shareholders:
   From net investment income (b)...........       (.56)          (.09)        (.54)          (.58)       (.51)
   From net realized gains..................         --           (.01)        (.06)          (.08)       (.04)
                                                 ------          -----        ------         ------     ------
     Total distributions....................       (.56)          (.10)        (.60)          (.66)       (.55)
                                                 ------          -----        ------         ------     ------
Net asset value:
   End of period............................     $10.94          $9.52         $9.64         $11.15     $10.11
                                                 ======          =====         =====         ======     ======

Total investment return (c).................      21.22%        (0.11)%      (8.38)%         17.27%       6.74%
Net assets at end of period
   (000's omitted)..........................    $242,425      $240,228      $259,702       $289,682     $50,666

Ratios:
   Ratio of expenses to
     average daily net assets (f)...........        .51%        .20%(e)         .44%           .18%         --%
   Ratio of net investment income
     to average daily net assets............       5.24%       6.24%(e)        5.24%          5.18%    5.38%(e)
       Assuming no voluntary waivers
         and reimbursements:
           Expenses (d).....................        .95%       1.06%(e)         .96%          1.12%    1.25%(e)
           Net investment income............       4.80%       5.38%(e)        4.72%          4.24%    4.13%(e)
Portfolio turnover rate (excluding
   short-term securities)...................     101.48%          2.51%       49.12%         53.51%     208.24%

See accompanying notes to Financial Highlights.

(6)  FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                  FLORIDA INSURED TAX FREE FUND
                                                        ------------------------------------------------
                                                                             CLASS B
                                                        ------------------------------------------------
                                                            YEAR           TWO MONTHS       PERIOD FROM
                                                           ENDED             ENDED      MARCH 1, 1994(a)
                                                        DECEMBER 31,      DECEMBER 31,    TO OCTOBER 31,
                                                           1995              1994              1994
                                                          ------             -----            ------
Net Asset Value:
   Beginning of period...........................         $ 9.52             $9.63            $10.82
                                                          ------             -----            ------

Operations:
   Net investment income.........................            .50                .09              .31
   Net realized and unrealized
     gain (loss) on investments  ................           1.44              (.11)            (1.19)
                                                          ------             -----            ------
       Total from operations.....................           1.94              (.02)             (.88)
                                                          ------             -----            ------

Distributions to shareholders:
   From net investment income (b)................           (.52)             (.08)             (.30)
   From net realized gains.......................             --              (.01)             (.01)
                                                          ------             -----            ------
     Total distributions.........................           (.52)             (.09)             (.31)
                                                          ------             -----            ------

Net asset value:
   End of period................................          $10.94              $9.52            $9.63
                                                          ======              =====            =====

Total investment return (c).....................           20.76%           (0.03)%           (8.10)%
Net assets at end of period
   (000's omitted)...............................          $2,814            $1,477            $1,135

Ratios:
   Ratio of expenses to
     average daily net assets (f)...............             .89%           .59%(e)          1.00%(e)
   Ratio of net investment income
     to average daily net assets................            4.80%          5.68%(e)          4.63%(e)
       Assuming no voluntary waivers
         and reimbursements:
           Expenses (d).........................            1.68%          1.81%(e)          1.28%(e)
           Net investment income.................           4.01%          4.46%(e)          4.35%(e)
Portfolio turnover rate (excluding
   short-term securities)........................         101.48%             2.51%            49.12%

See accompanying notes to Financial Highlights.

(6)  FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                  FLORIDA LIMITED TERM FUND
                                           -----------------------------------------------------------------------
                                                       CLASS A                    CLASS B              CLASS C
                                           -----------------------------   --------------------- -----------------
                                               YEAR         PERIOD FROM         PERIOD FROM          PERIOD FROM
                                               ENDED      MAY 1, 1994(a)   SEPTEMBER 15, 1995(a)  MARCH 23, 1995(a)
                                           DECEMBER 31,   TO DECEMBER 31,     TO DECEMBER 31,      TO DECEMBER 31,
                                               1995            1994                1995                 1995
                                              -----           ------              ------               ------
Net asset value:
   Beginning of period....................    $9.64           $10.00              $10.58               $10.08
                                              -----           ------              ------               ------

Operations:
   Net investment income..................     .44               .18                .10                  .25
   Net realized and unrealized gain (loss)
     on investments.......................    1.01              (.36)               .03                  .55
                                              -----           ------              ------               ------
   Total from operations..................    1.45              (.18)               .13                  .80
                                              -----           ------              ------               ------

Distributions to shareholders:
   From net investment income (b).........    (.49)             (.18)              (.11)                (.29)
   From net realized gains................    (.04)               --               (.04)                (.04)
                                              -----           ------              ------               ------
     Total distributions..................    (.53)             (.18)              (.15)                (.33)
                                              -----           ------              ------               ------
Net asset value:
   End of period..........................   $10.56             $9.64             $10.56               $10.55
                                             ======             =====             ======               ======

Total investment return (c)...............   15.14%           (1.55)%              1.13%                7.95%
Net assets at end of period (000's omitted)    $859              $592                $41                  $54

Ratios:
   Ratio of expenses to
     average daily net assets (f).........     .63%            --%(e)           1.52%(e)             1.62%(e)
   Ratio of net investment income
     to average daily net assets..........    4.28%          4.19%(e)           3.32%(e)             3.10%(e)
       Assuming no voluntary waivers
         and reimbursements:
           Expenses (d)...................    1.25%          1.25%(e)           2.00%(e)             2.00%(e)
           Net investment income..........    3.66%          2.94%(e)           2.84%(e)             2.72%(e)
Portfolio turnover rate (excluding
   short-term securities).................   27.76%               --%             27.76%               27.76%

See accompanying notes to Financial Highlights.

NOTES TO FINANCIAL HIGHLIGHTS
-----------------------------
(a)  Commencement of operations.
(b) For federal income tax purposes, all of the net investment income distributions were derived from interest on securities exempt from federal income tax.
(c) Total investment return is based on the change in net asset value of a share during the period and assumes reinvestment of distributions at net asset value and does not reflect the impact of a sales charge.
(d) Voyageur and Fund Distributors voluntarily waived or reimbursed a portion of expenses during the periods presented. The annual contractual expense limit for the Fund (excluding distribution fees, insurance premiums on portfolio securities, taxes, interest and brokerage commissions) is 1% of average daily net assets. The maximum distribution fee is .25% of each Fund's average daily net assets for Class A Shares and 1.00% of each Fund's average daily net assets for Class B and Class C Shares.
(e)  Annualized.
(f) Beginning in the year ended December 31, 1995, the expense ratio reflects the effect of gross expenses attributable to earnings credits on uninvested cash balances received by the Funds. Prior period expense ratios have not been adjusted.

VOYAGEUR FLORIDA TAX FREE FUND
INVESTMENTS IN SECURITIES                                                                         DECEMBER 31, 1995
-------------------------------------------------------------------------------------------------------------------
   PRINCIPAL
    AMOUNT                                                                           COUPON                MARKET
    ($000)        NAME OF ISSUER (b)                                                  RATE   MATURITY     VALUE (a)
-------------------------------------------------------------------------------------------------------------------
             (PERCENTAGE  OF EACH  INVESTMENT  CATEGORY  RELATES  TO  TOTAL  NET ASSETS.)
             MUNICIPAL BONDS (101.6%):
             UTILITIES (23.5%):
             ------------------------------------------------------------------------------------------------------
     $100    Charlotte County Utility Revenue (FGIC Insured)........................  5.50%    10-01-17     100,990
      100    Fort Pierce Utility Authority Revenue (AMBAC Insured)..................  5.25     10-01-16      99,678
      100    Key West Sewer Revenue (FGIC Insured)..................................  5.70     10-01-26     101,937
      100    Miramar Wastewater Improvement Revenue (FGIC Insured)..................  6.75     10-01-25     111,033
      150    Puerto Rico Electric Power Authority Revenue...........................  5.50     07-01-25     148,059
      100    St. Lucie County Utility System Revenue (FGIC Insured).................  5.50     10-01-17     100,623
      150    St. Lucie County Special Assessment Revenue, South Hutchinson Island...  6.10     01-01-20     153,563
      250    Vero Beach Electric Refunding Revenue (MBIA Insured)...................  5.38     12-01-21     250,463
                                                                                                       ------------
                                                                                                          1,066,346
                                                                                                       ------------
             TRANSPORTATION (5.8%):
             ------------------------------------------------------------------------------------------------------
      160    Florida State Mid Bay Bridge Authority Revenue.........................  6.13     10-01-22     161,923
      100    Hillsborough County Aviation Authority Revenue, Tampa Airport
               (FGIC Insured).......................................................  5.60     10-01-19     101,038
                                                                                                       ------------
                                                                                                            262,961
                                                                                                       ------------
             HEALTH CARE (20.5%):
             ------------------------------------------------------------------------------------------------------
      155    Dade County Public Facility Revenue, Jackson Memorial Hospital
               (MBIA Insured)......................................................   5.25     06-01-23     150,607
      100    Hillsborough County Hospital Authority, Tampa General Hospital
               (FSA Insured).......................................................   6.38     10-01-13     107,600
      225    Orange County Health Facility Revenue Adventist Health System
               (AMBAC Insured).....................................................   5.25     11-15-20     219,793
      100    Palm Beach Health Facility Revenue, Good Samaritan Health..............  6.30     10-01-22     106,250
      200    Sarasota Health Facility Revenue, Sunnyside Properties.................  6.00(d)  05-15-10     195,658
      150    South Miami Health Facility Authority Revenue (MBIA Insured)...........  5.50     10-01-20     150,296
                                                                                                       ------------
                                                                                                            930,204
                                                                                                       ------------
             HOUSING (30.5%):
             ------------------------------------------------------------------------------------------------------
      150    Blackwater Housing Corporation.........................................  6.50     06-01-25     154,347
      500    Dade County Housing Finance Authority, Multifamily Mortgage
               (MBIA Insured).......................................................  6.25     07-01-24     518,125
      200    Florida Housing Finance Agency, Homeowner Mortgage.....................  6.00     01-01-17     203,076
      500    Florida Housing Finance Agency, Vineyards Project......................  6.40     11-01-15     504,900
                                                                                                       ------------
                                                                                                          1,380,448
                                                                                                       ------------
             OTHER REVENUE (21.3%):
             ------------------------------------------------------------------------------------------------------
      100    Boca Raton Special Assessment Revenue..................................  5.20     07-01-22      96,326
      145    Florida State Division of Bond Finance, General Services Revenue.......  5.38     07-01-12     145,610
      100    Jacksonville Sales Tax Revenue (FGIC Insured)..........................  5.38     10-01-18     100,072
      155    Miami Parking Facility Revenue.........................................  5.70     10-01-09     158,653
      100    North Palm Beach County Impt. Dist. Revenue - Dev. 31-1................  6.75     11-01-15     102,952
      110    Orange County Sales Tax Revenue........................................  5.38     01-01-24     107,173
      250    Orlando & Orange County Expressway Authority Revenue...................  5.95     07-01-23     253,615
                                                                                                       ------------
                                                                                                            964,401
                                                                                                       ------------

                TOTAL INVESTMENTS IN SECURITIES (cost: $4,389,074) (c)                                   $4,604,360
                                                                                                       ============

See accompanying notes to financial statements.


VOYAGEUR FLORIDA INSURED TAX FREE FUND
INVESTMENTS IN SECURITIES (CONTINUED)                                                             DECEMBER 31, 1995
-------------------------------------------------------------------------------------------------------------------
   PRINCIPAL
    AMOUNT                                                                           COUPON                MARKET
    ($000)        NAME OF ISSUER (b)                                                  RATE   MATURITY     VALUE (a)
-------------------------------------------------------------------------------------------------------------------
             (PERCENTAGE  OF EACH  INVESTMENT  CATEGORY  RELATES  TO  TOTAL  NET ASSETS.)
             MUNICIPAL BONDS (100.9%):
             GENERAL OBLIGATION (11.6%):
             ------------------------------------------------------------------------------------------------------
 $  1,000    Coral Springs Water & Sewer Improvement District (MBIA Insured)          6.00%    06-01-10  $1,094,320
    6,000    Florida State Board of Education (MBIA Insured)........................  5.75     06-01-11   6,264,780
    5,500    Florida State Board of Education (MBIA Insured)........................  6.10     06-01-24   5,855,465
    4,600    Florida State Department of Transportation Right of Way (MBIA Insured).  5.60     07-01-10   4,746,556
    4,900    Florida State Department of Transportation Right of Way (MBIA Insured).  5.70     07-01-11   5,088,944
    2,350    Florida State Department of Transportation Right of Way (MBIA Insured).  5.75     07-01-12   2,443,084
    3,000    Indian River School District (FSA Insured).............................  5.50     04-01-13   3,038,760
                                                                                                       ------------
                                                                                                         28,531,909
                                                                                                       ------------
             UTILITY (29.1%):
             ------------------------------------------------------------------------------------------------------
    2,385    Bradenton Utility System Revenue (FGIC Insured)........................  5.75     10-01-11   2,500,052
    1,700    Coco Beach Utility Systems (MBIA Insured)..............................  5.50     11-01-13   1,726,945
    1,000    Coral Springs Water & Sewer Revenue (FGIC Insured).....................  6.00     09-01-10   1,065,450
    1,000    Dade County Water & Sewer Revenue (FGIC Insured).......................  5.50     10-01-18   1,007,050
    7,725    Dade County Water & Sewer Revenue (FGIC Insured).......................  5.50     10-01-25   7,757,445
    2,070    Florida State Municipal Power St. Lucie (FGIC Insured).................  5.50     10-01-12   2,098,483
    7,000    Hillsborough County Utility (MBIA Insured).............................  5.50     08-01-16   7,064,890
    2,000    Indian River Water & Sewer Revenue (FGIC Insured)......................  5.50     09-01-15   2,021,160
    3,000    Jacksonville Electric Authority Revenue (FSA Insured)..................  5.50     10-01-14   3,029,850
    2,000    Jupiter Water Revenue (AMBAC Insured)..................................  6.25     10-01-12   2,144,040
    1,000    Key West Sewer Revenue Refunding (FGIC Insured)........................  5.60     10-01-14   1,019,460
    1,000    Kissimmee Utility Electric Revenue (FGIC Insured)......................  5.25     10-01-18     984,910
    1,000    Lakeland Electric & Water Revenue (FGIC Insured).......................  5.88(d)  10-01-08   1,081,640
    1,015    Lakeland Electric & Water Revenue (FGIC Insured).......................  6.00(d)  10-01-13   1,108,370
    1,000    Lakeland Electric & Water Revenue (FGIC Insured).......................  6.00(d)  10-01-14   1,091,810
    1,250    Longboat Key Water & Sewer (AMBAC Insured).............................  5.50     07-01-10   1,276,500
    1,800    Miami Beach Water & Sewer Revenue (FSA Insured)........................  5.40     09-01-09   1,833,732
    3,400    Miami Beach Water & Sewer Revenue (FSA Insured)........................  5.38     09-01-15   3,404,692
    2,175    Miramar Water Improvement Assessment Revenue (FGIC Insured)............  6.75     10-01-25   2,414,968
    1,000    New Smyrna Beach Utility Revenue (FGIC Insured)........................  6.00     10-01-13   1,058,840
    1,500    North Port Utilities System Revenue (FGIC Insured).....................  6.15     10-01-09   1,619,055
    5,000    North Port Utilities System Revenue (FGIC Insured).....................  6.25     10-01-22   5,356,600
    1,475    Ocoee Water & Sewer System (MBIA Insured)..............................  5.75     10-01-10   1,547,187
    2,500    Okeechobee Utility Authority System Revenue (MBIA Insured).............  5.50     10-01-15   2,530,425
    5,000    Port St. Lucie Utility System Revenue (FGIC Insured)...................  6.00     09-01-24   5,235,150
    1,500    Titusville Water & Sewer (MBIA Insured)................................  6.20     10-01-14   1,627,275
    7,850    Vero Beach Electric Refunding (MBIA Insured)...........................  5.38     12-01-21   7,864,522
                                                                                                       ------------
                                                                                                         71,470,501
                                                                                                       ------------
             INDUSTRIAL (5.7%):
             ------------------------------------------------------------------------------------------------------
    1,000    Canaveral Port Authority Revenue (FGIC Insured)........................  6.00     06-01-12   1,058,900
    2,500    Citrus County Capital Improvement (MBIA Insured).......................  5.38     07-01-11   2,527,575
    1,000    Collier County Capital Improvement (FGIC Insured)......................  5.75     10-01-13   1,032,340
    5,230    Dade County Pro Sports Tax Revenue Series 95 (MBIA Insured)............  5.25     10-01-30   5,027,913
    1,000    Hernando County  Capital Improvement (MBIA Insured)....................  5.75     02-01-10   1,040,440
    1,000    Palm Beach Solid Waste Authority Revenue (MBIA Insured)................  6.00     12-01-07   1,078,680
    2,000    Palm Beach Solid Waste Authority Revenue (MBIA Insured)................  6.25     12-01-08   2,174,080
                                                                                                       ------------
                                                                                                         13,939,928
                                                                                                       ------------
             HEALTH CARE (12.7%):
             ------------------------------------------------------------------------------------------------------
    2,500    Alachua County Shands Hospital Facilities (MBIA Insured)...............  5.75     12-01-15   2,544,275
    1,000    Broward County Holy Cross Health (AMBAC Insured).......................  5.25     06-01-08   1,001,420
    4,000    Dade County Baptist Hospital Health Facility (MBIA Insured)............  5.25     05-15-21   3,901,200
    1,350    Dunedin Hospital Mease Health Care (MBIA Insured)......................  5.38     11-15-13   1,349,595
    3,600    Hillsborough County Hospital (FSA Insured).............................  6.38     10-01-13   3,873,600
    8,250    Orange County Orlando Medical Center (MBIA Insured)....................  5.50     11-15-15   8,279,370
    5,000    Orange County Adventist Health (AMBAC Insured).........................  5.25     11-15-20   4,884,300
    2,675    South Miami Health Facility Authority Revenue (MBIA Insured)...........  5.50     10-01-20   2,680,270
    2,500    Tallahassee Health Facility (MBIA Insured).............................  6.00     12-01-15   2,616,350
                                                                                                       ------------
                                                                                                         31,130,380
                                                                                                       ------------
             EDUCATION (1.8%):
             ------------------------------------------------------------------------------------------------------
    4,500    University of Puerto Rico Revenue Series 95M (MBIA Insured)............  5.25     06-01-25   4,466,250
                                                                                                       ------------
             CERTIFICATE OF PARTICIPATION (7.6%):
             ------------------------------------------------------------------------------------------------------
    1,265    Collier County School Board COP (FSA Insured)..........................  5.13(d)  02-15-11   1,242,116
    3,000    Collier County School District COP (FSA Insured).......................  5.00     02-15-16   2,880,360
   12,750    Palm Beach County School Board (AMBAC Insured).........................  5.38     08-01-15  12,699,000
    1,680    St. Lucie School Board COP (FSA Insured)...............................  5.38     07-01-19   1,670,458
                                                                                                       ------------
                                                                                                         18,491,934
                                                                                                       ------------
             TRANSPORTATION (7.2%):
             ------------------------------------------------------------------------------------------------------
    2,000    Florida State Turnpike Authority (FGIC Insured)........................  6.30     07-01-12   2,143,340
   10,000    Florida Transportation Department (FGIC Insured).......................  5.25     07-01-12  10,007,300
    1,500    Lee City Airport Revenue (AMBAC Insured)...............................  5.50     10-01-10   1,516,860
    4,000    Orlando Orange County Expressway (FGIC Insured)........................  5.25     07-01-12   4,002,920
                                                                                                       ------------
                                                                                                         17,670,420
                                                                                                       ------------
             OTHER REVENUE (25.2%):
             ------------------------------------------------------------------------------------------------------
    2,000    Collier County Capital Improvement Revenue (MBIA Insured)..............  5.75     10-01-10   2,086,980
    1,340    Coral Springs Franchise Revenue (AMBAC Insured)........................  6.10     09-01-13   1,427,341
    3,000    Florida Div Board Preservation 2000 (AMBAC Insured)....................  5.75     07-01-11   3,140,760
    5,800    Florida Div Board Preservation 2000 (MBIA Insured).....................  6.25     07-01-13   6,193,240
   22,000    Florida Div Board Preservation 2000 (AMBAC Insured)....................  5.75     07-01-13  22,874,940
    2,260    Hillsborough County Utility Revenue (MBIA Insured).....................  5.50     08-01-13   2,287,617
    2,225    Jacksonville Capital Improvement (AMBAC Insured).......................  5.50     10-01-19   2,232,676
    2,855    Jacksonville Sales Tax Revenue (FGIC Insured)..........................  5.38     10-01-18   2,857,056
    2,500    Jupiter Sales Tax Revenue (AMBAC Insured)..............................  6.38     09-01-20   2,679,575
    1,000    Marion County Public Improvement Revenue (MBIA Insured)................  6.13     12-01-08   1,073,420
    1,000    Nassau County Optional Gas Tax (FGIC Insured)..........................  6.00     03-01-09   1,066,240
    1,000    Ocala Optional Gas Tax Revenue (AMBAC Insured).........................  6.00     12-01-09   1,071,130
    1,000    Osceola County Celebration '94 (MBIA Insured)..........................  6.10     05-01-16   1,064,840
    1,000    Osceola County Enterprise '94 (MBIA Insured)...........................  6.10     05-01-16   1,064,840
    1,225    Pembroke Pines Capital Improvement Revenue (AMBAC Insured).............  5.95     10-01-20   1,289,790
    1,000    Reedy Creek Improvement District Revenue (MBIA Insured)................  5.60     06-01-11   1,025,520
    1,000    Reedy Creek Improvement District Revenue (MBIA Insured)................  5.70     06-01-12   1,031,220
    2,300    Reedy Creek Improvement District Revenue (MBIA Insured)................  5.75     06-01-13   2,378,867
    3,500    Reedy Creek Improvement District Revenue (MBIA Insured)................  5.75     06-01-14   3,612,700
    1,200    Sanford Community Redevelopment (AMBAC Insured)........................  6.00     06-01-11   1,277,736
                                                                                                       ------------
                                                                                                         61,736,488
                                                                                                       ------------

                TOTAL INVESTMENTS IN SECURITIES (cost: $235,230,708) (c)                               $247,437,810
                                                                                                       ============

See accompanying notes to investments in securities.


VOYAGEUR FLORIDA LIMITED TERM TAX FREE FUND
INVESTMENTS IN SECURITIES (CONTINUED)                                                             DECEMBER 31, 1995
-------------------------------------------------------------------------------------------------------------------
   PRINCIPAL
    AMOUNT                                                                           COUPON                MARKET
    ($000)        NAME OF ISSUER (b)                                                  RATE   MATURITY     VALUE (a)
-------------------------------------------------------------------------------------------------------------------
             (PERCENTAGE  OF EACH  INVESTMENT  CATEGORY  RELATES  TO  TOTAL  NET ASSETS.)
             FLORIDA MUNICIPAL BONDS (89.6%):
             ESCROWED WITH U.S. GOVERNMENT BONDS (12.0%):
             ------------------------------------------------------------------------------------------------------
    $  50    Boyton Beach Water & Sewer (AMBAC Insured).............................  7.40%    11-01-00   $  57,547
       25    Dade County U of N Miami Education Facility (MBIA Insured).............  7.10     10-01-01      28,876
       25    Manatee County Water & Sewer...........................................  6.80     10-01-00      27,619
                                                                                                       ------------
                                                                                                            114,042
                                                                                                       ------------
             UTILITIES (26.7%):
             ------------------------------------------------------------------------------------------------------
       25    East County Water (Lee County Drain Revenue)...........................  5.45     11-01-02      26,366
       25    Orlando Waste Water System Revenue (AMBAC Insured).....................  4.70     10-01-03      25,134
       50    Pensacola Gas Revenue (AMBAC Insured)..................................  4.63     12-01-04      49,727
      100    St. Lucie County Special Asset Revenue.................................  5.60     11-01-09     101,500
       50    Tallahassee Utilities System Revenue...................................  5.50     10-01-05      52,227
                                                                                                       ------------
                                                                                                            254,954
                                                                                                       ------------
             CERTIFICATE OF PARTICIPATION (2.6%):
             ------------------------------------------------------------------------------------------------------
       25    Volusia County School Board COP (FSA Insured)..........................  5.10     08-01-08      25,021
                                                                                                       ------------
             TRANSPORTATION (8.1%):
             ------------------------------------------------------------------------------------------------------
       25    Broward County Airport System Revenue (AMBAC Insured)..................  4.70     10-01-02      25,257
       25    Orange & Orlando County Expressway (FGIC Insured)......................  4.70     07-01-04      25,000
       25    Orlando Aviation Airport Revenue (AMBAC Insured).......................  5.90     10-01-04      27,277
                                                                                                       ------------
                                                                                                             77,534
                                                                                                       ------------
             HEALTH CARE (21.7%):
             ------------------------------------------------------------------------------------------------------
       25    Dade County Health Facility Authority (AMBAC Insured)..................  6.10     08-15-03      27,284
       50    Leesburg Regional Medical Center.......................................  5.30     07-01-03      50,058
       50    Palm Beach County (Good Samaritan Health Systems)......................  5.70     10-01-02      53,124
       25    Palm Beach County (Good Samaritan Health Systems)......................  6.00     10-01-04      27,119
       50    Sarasota Health Facility Authority Revenue.............................  5.50(d)  05-15-01      49,375
                                                                                                       ------------
                                                                                                            206,960
                                                                                                       ------------
             HOUSING (2.7%):
             ------------------------------------------------------------------------------------------------------
       25    Escambia County Housing Finance Authority..............................  5.75     04-01-04      25,963
                                                                                                       ------------
             OTHER REVENUE (15.8%):
             ------------------------------------------------------------------------------------------------------
       25    Brevard County Sales Tax Revenue (MBIA Insured)........................  5.20     12-01-04      25,991
      100    Florida Department of General Services (MBIA Insured)..................  4.50     07-01-04      98,654
       25    Orlando Capital Improvement Special Revenue............................  5.50     10-01-04      25,812
                                                                                                       ------------
                                                                                                            150,457
                                                                                                       ------------

             TOTAL INVESTMENT IN SECURITIES (cost: $821,038) (c)                                           $854,931
                                                                                                       ============

See accompanying notes to investments in securities.


VOYAGEUR FLORIDA TAX FREE FUND
VOYAGEUR FLORIDA INSURED TAX FREE FUND
VOYAGEUR FLORIDA LIMITED TERM TAX FREE FUND
NOTES TO INVESTMENTS IN SECURITIES                            DECEMBER 31, 1995
--------------------------------------------------------------------------------

(a) Securities are valued by procedures described in note 1 to the financial statements.
(b) Investments in bonds, by rating category (unaudited) as a percentage of total bonds, are as follows:

                                              AAA/AAA       AA/AA       A/A      BAA/BBB       NR/NR      TOTAL
                                              -------       -----       ---      -------       -----      -----
Florida Tax Free Fund...................        49%           8%        19%        18%           6%        100%
Florida Insured Tax Free Fund...........       100%          --         --         --            --        100%
Florida Limited Term Tax Free Fund......        55%          24%        15%         6%           --        100%

(c) Also represents the cost of securities for federal income tax purposes for Florida Tax Free Fund and Florida Limited Term Tax Free Fund. At December 31, 1995 the cost of investments for federal income tax purposes was $235,253,625 for Florida Insured Tax Free Fund. The aggregate gross unrealized appreciation and depreciation of securities based on this cost were as follows:

                                                        GROSS            GROSS                    NET
                                                     UNREALIZED       UNREALIZED              UNREALIZED
                                                    APPRECIATION     DEPRECIATION            APPRECIATION
                                                    ------------     ------------            ------------
Florida Tax Free Fund.....................          $  215,286         $  --                $   215,286
Florida Insured Tax Free Fund.............          12,184,185            --                 12,184,185
Florida Limited Term Tax Free Fund........              33,942           (49)                    33,893

(d) At December 31, 1995, the cost of securities purchased on a when issued basis was $195,282 for Florida Tax Free Fund, $4,212,687 for Florida Insured Tax Free Fund and $49,424 for Florida Limited Term Tax Free Fund.

FEDERAL INCOME TAX INFORMATION
--------------------------------------------------------------------------------
Information for federal income tax purposes is presented as an aid to shareholders in reporting the dividend distributions for the year ended December 31, 1995 shown below. Exempt interest dividends are exempt from federal income tax and should not be included in shareholder's gross income, but need to be reported on the income tax return for informational purposes. Each shareholder should consult a tax adviser about reporting this income for state and local purposes. In January 1996, the Fund separately provided each shareholder with tax information for calendar year 1995.

                                                                       VOYAGEUR FLORIDA TAX FREE FUND
                                                           -------------------------------------------------------
                                                              PER CLASS           PER CLASS           PER CLASS
                                                               A SHARE             B SHARE             C SHARE
                                                               -------             -------             -------
                                                             PERIOD FROM         PERIOD FROM         PERIOD FROM
                                                            MARCH 2, 1995    SEPTEMBER 15, 1995    APRIL 22, 1995
                                                           TO DECEMBER 31,     TO DECEMBER 31,     TO DECEMBER 31,
                                                                 1995               1995                 1995
                                                           ---------------   ------------------    ---------------
Net investment income distributions (none qualifying for
   corporate dividend received deduction).................      $.4711             $.1467              $.3396
Short-term capital gain distribution......................       .0195              .0195               .0195
                                                                ------             ------              ------
   Total Distribution.....................................      $.4906             $.1662              $.3591
                                                                ======             ======              ======

The short-term capital gain distributions above are taxable as ordinary income to shareholders for federal and state income tax purposes.

                                                                   VOYAGEUR FLORIDA INSURED TAX FREE FUND
                                                                   --------------------------------------
                                                                     PER CLASS               PER CLASS
                                                                      A SHARE                 B SHARE
                                                                      -------                 -------
                                                                    YEAR ENDED              YEAR ENDED
                                                                   DECEMBER 31,             DECEMBER 31,
                                                                       1995                     1995
                                                                   ------------             ------------
Net investment income distributions (none qualifying for
   corporate dividend received deduction).................            $.5579                  $.5160
                                                                      ======                  ======

                                                                 VOYAGEUR FLORIDA LIMITED TERM TAX FREE FUND
                                                            ----------------------------------------------------
                                                              PER CLASS           PER CLASS           PER CLASS
                                                               A SHARE             B SHARE             C SHARE
                                                               -------             -------             -------
                                                                YEAR             PERIOD FROM         PERIOD FROM
                                                                ENDED        SEPTEMBER 15, 1995    MARCH 23, 1995
                                                             DECEMBER 31,      TO DECEMBER 31,     TO DECEMBER 31,
                                                               1995                1995                 1995
                                                            -------------    ------------------    ---------------
Net investment income distributions (none qualifying for
   corporate dividend received deduction).................      $.4878             $.1116              $.2857
Long-term capital gain distribution.......................       .0372              .0372               .0372
                                                                ------             ------              ------
   Total Distribution.....................................      $.5250             $.1488              $.3229
                                                                ======             ======              ======

For federal income tax purposes, 100.00%, 99.83% and 100.00% of the above net investment income distributions for Voyageur Florida Tax Free Fund, Voyageur Florida Insured Tax Free Fund and Voyageur Florida Limited Term Tax Free Fund, respectively, were derived from interest on securities exempt from federal income tax.

                  MACKENZIE FLORIDA LIMITED TERM MUNICIPAL FUND

                                   a series of

                             MACKENZIE SERIES TRUST
                      Via Mizner Financial Plaza, Suite 300
                            700 South Federal Highway
                            Boca Raton, Florida 33432

                       STATEMENT OF ADDITIONAL INFORMATION

                                October 27, 1995
                      (as supplemented on January 1, 1996)

--------------------------------------------------------------------------------

         Mackenzie Series Trust (the "Trust") is a diversified open-end management investment company that consists of five fully managed portfolios, one of which is offered hereby. This Statement of Additional Information ("SAI") describes one of the portfolios, Mackenzie Florida Limited Term Municipal Fund (the "Fund").

         This SAI is not a prospectus and should be read in conjunction with the prospectus for the Fund dated October 27, 1995 (as supplemented on January 1,
1996) (the "Prospectus"), which may be obtained without charge from the Trust at the Distributor's address and telephone number listed below.

                               INVESTMENT MANAGER

                  Mackenzie Investment Management Inc. ("MIMI")
                      Via Mizner Financial Plaza, Suite 300
                            700 South Federal Highway
                            Boca Raton, Florida 33432
                            Telephone: (407) 393-8900

                                   DISTRIBUTOR

                Mackenzie Ivy Funds Distribution, Inc. ("MIFDI")
                      Via Mizner Financial Plaza, Suite 300
                            700 South Federal Highway
                            Boca Raton, Florida 33432
                            Telephone: (800) 456-5111


                                TABLE OF CONTENTS

                                                                         PAGE

   INVESTMENT OBJECTIVES AND POLICIES.....................................  4
            MUNICIPAL SECURITIES..........................................  4
            RISK FACTORS AND SPECIAL CONSIDERATIONS
            RELATING TO FLORIDA MUNICIPAL SECURITIES......................  6
            U.S. GOVERNMENT SECURITIES.................................... 12
            BANKING INDUSTRY AND SAVINGS AND LOAN OBLIGATIONS............. 13
            COMMERCIAL PAPER.............................................. 13
            REPURCHASE AGREEMENTS......................................... 14
            BORROWING..................................................... 14
            RESTRICTED AND ILLIQUID SECURITIES............................ 14
            TEMPORARY INVESTMENTS......................................... 15
            OTHER INVESTMENT TECHNIQUES................................... 15

   INVESTMENT RESTRICTIONS................................................ 15

   ADDITIONAL RESTRICTIONS................................................ 17

   ADDITIONAL RIGHTS AND PRIVILEGES....................................... 18
            AUTOMATIC INVESTMENT METHOD................................... 19
            EXCHANGE OF SHARES............................................ 19
            LETTER OF INTENT.............................................. 22
            REINVESTMENT PRIVILEGE........................................ 23
            RIGHTS OF ACCUMULATION........................................ 23
            SYSTEMATIC WITHDRAWAL PLAN.................................... 24

   BROKERAGE ALLOCATION................................................... 25

   TRUSTEES AND OFFICERS.................................................. 27
            PERSONAL INVESTMENTS BY EMPLOYEES OF THE ADVISER.............. 30

   COMPENSATION TABLE..................................................... 31

   INVESTMENT ADVISORY AND OTHER SERVICES................................. 32
            BUSINESS MANAGEMENT AND INVESTMENT ADVISORY
            SERVICES...................................................... 32
            DISTRIBUTION SERVICES......................................... 34
            CUSTODIAN..................................................... 37
            FUND ACCOUNTING............................................... 38
            TRANSFER AND DIVIDEND PAYING AGENT............................ 38
            ADMINISTRATOR................................................. 38
            AUDITORS...................................................... 38

   CAPITALIZATION AND VOTING RIGHTS....................................... 39

   NET ASSET VALUE........................................................ 40

   PORTFOLIO TURNOVER..................................................... 41

   REDEMPTIONS............................................................ 42

   CONVERSION OF CLASS B SHARES........................................... 43

   TAXATION............................................................... 44
            GENERAL....................................................... 44
            DISCOUNT...................................................... 45
            DISTRIBUTIONS................................................. 46
            DISPOSITION OF SHARES......................................... 47
            BACKUP WITHHOLDING............................................ 48
            OTHER TAXATION................................................ 49

   PERFORMANCE INFORMATION................................................ 49

   FINANCIAL STATEMENTS................................................... 56

   APPENDIX A
      DESCRIPTION OF STANDARD & POOR'S CORPORATION ("S&P") AND
     MOODY'S INVESTORS SERVICE, INC. ("MOODY'S") CORPORATE BOND,
           COMMERCIAL PAPER AND MUNICIPAL OBLIGATIONS RATINGS............. 57

   APPENDIX B
                     TAX-EXEMPT VS. TAXABLE INCOME........................ 64


                       INVESTMENT OBJECTIVES AND POLICIES

     Mackenzie Series Trust (the "Trust") is a diversified open-end management investment company organized as a Massachusetts business trust on April 22, 1985 under the name Industrial Series Trust. The Fund's investment objectives and general investment policies are described in the Prospectus. Additional information concerning the characteristics of the Fund's investments is set forth below.

MUNICIPAL SECURITIES

     The Fund may invest in municipal securities within the three highest rating categories used by Moody's Investors Service, Inc. ("Moody's) and Standard & Poor's Corporation ("S&P"). A description of the ratings is contained in Appendix A to this SAI.

     The Fund may invest in both "general obligation bonds" and "revenue bonds." General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source, but not from the general taxing power. Municipal bonds are issued for various public purposes, including construction of a wide range of public facilities such as bridges, highways, housing, hospitals, mass transportation, schools, streets, and water and sewer works. Other public purposes for which municipal bonds may be issued include the refunding of outstanding obligations, obtaining funds for general operating expenses and obtaining funds to loan to other public institutions and facilities. In addition, certain types of industrial development bonds and private activity bonds are issued by or on behalf of public authorities to obtain funds to provide for privately operated housing facilities and certain facilities for water supply, gas, electricity or sewage or solid waste disposal.

     Industrial development bonds that pay tax-exempt interest are, in most cases, revenue bonds and do not generally carry the pledge of the full faith and credit of the issuer of such bonds. The payment of the principal and interest on such industrial development bonds depends solely on the ability of the user of the facilities financed by the bonds to meet its financial obligations and the pledge, if any, of real and personal property so financed as security for such payment. The Fund will not invest more than 5% of its assets in securities where the principal and interest are the responsibility of an industrial user with less than three years' operational history. In addition, the Fund will not invest in industrial development bonds for the use of privately-owned electric utilities.

     There are, depending on numerous factors, variations in the risks involved in holding municipal securities, both within a particular rating classification and between classifications. The market values of outstanding municipal bonds will vary as a result of the rating of the issue and changing evaluations of the ability of the issuer to meet interest and principal payments. Such market values will also change in response to changes in the interest rates payable on new issues of municipal bonds. Should such interest rates rise, the values of outstanding bonds, including those held in the Fund's portfolio, would decline; should such interest rates decline, the values of outstanding bonds would increase.

     As a result of litigation or other factors, the power or ability of issuers of municipal bonds to pay principal and/or interest might be adversely affected. Municipal securities are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the Federal Bankruptcy Code, and laws, if any, which may be enacted by Congress, state legislatures extending the time for payment of principal or interest or both, or imposing other constraints upon enforcement of such obligations or upon the power of municipalities to levy taxes.

     The Fund may invest without limitation in issues of municipal securities that have similar characteristics, such as municipal securities issued by issuers located in the same geographic region, and municipal securities (other than those issued by non-governmental issuers) that derive interest payments from revenues of similar projects (for example, electric utility systems, hospitals, or housing finance agencies). Consequently, the Fund's portfolio of municipal securities may be more susceptible to the risks of adverse economic, political, or regulatory developments than would be the case with a portfolio of securities required to be more diversified as to geographic region and/or source of revenue.

     For the purpose of certain requirements under the Investment Company Act of 1940, as amended (the "1940 Act"), and certain of the Fund's investment restrictions, identification of the "issuer" of a municipal security depends on the terms and conditions of the security. When the assets and revenues of a political subdivision are separate from those of the government that created the subdivision and the security is backed only by the assets and revenues of the subdivision, the subdivision would be deemed to be the sole issuer. Similarly, in the case of an industrial development bond or private activity bond, if that bond is backed only by the assets and revenues of the nongovernmental user, then the nongovernmental user would be deemed to be the sole issuer. If, however, in either case, the creating government or some other entity guarantees the security, the guarantee would be considered a separate security and would be treated as an issue of the government or other agency.

     Interest on certain types of industrial development bonds (or private activity bonds) (generally small issues, and obligations to finance certain exempt facilities which may be leased to or used by persons other than the issuer) will not be exempt from Federal income tax when received by "substantial users" or persons related to "substantial users" as defined in the Internal Revenue Code of 1986, as amended (the "Code"). The term "substantial user" generally includes any "non-exempt person" who regularly uses in his or her trade or business a part of a facility financed from the proceeds of industrial development bonds. The Fund may invest periodically in industrial development bonds and private activity bonds and, therefore, may not be an appropriate investment for entities which are substantial users of facilities financed by such bonds or "related persons" of substantial users. Generally, an individual will not be a related person of a substantial user under the Code unless the person or his or her immediate family (spouse, brothers, sisters and lineal descendants) owns directly or indirectly in the aggregate more than 50% in value of the equity of the substantial user.

     Legislative developments may affect the value of the securities in the Fund's portfolio, and therefore the value of the Fund's shares, as well as the tax-exempt status of dividends. The Board of Trustees of the Trust will monitor the progress of any such proposals to determine what, if any, defensive action may be taken. If any legislation which would have a material adverse effect on the ability of the Fund to pursue its objective were adopted, the investment objective and policies of the Fund would be reconsidered by the Fund's shareholders.

     RISK  FACTORS AND  SPECIAL  CONSIDERATIONS  RELATING  TO FLORIDA  MUNICIPAL
SECURITIES:

The following information as to certain Florida state (the "State") risk factors is given to investors in light of Mackenzie Florida Limited Term Municipal Fund's policy of concentrating its investments in Florida municipal issuers. Obligations of the State or local governments may be affected by budgetary pressures affecting the State and economic conditions in the State. The following information constitutes only a brief summary, does not purport to be a complete description and is based on information from sources believed by the Trust to be reliable, including official statements relating to securities offerings of Florida issuers and periodic publications by national ratings organizations. Such information, however, has not been independently verified by the Trust.

     FLORIDA ECONOMY. The State's economy has typically performed better than the nation's. The State's strong population growth is one fundamental reason for this relatively better economic performance. Since 1984, the State's average annual population increase has been around 2.3%, while the nation's average annual population increase has been around 1.0%. Though the State has grown by an average of 287,300 people per year from 1985 through 1994, the strength of the economy has created an environment that has essentially absorbed the vast majority of new residents seeking employment. Since 1985, the job creation rate for the State is almost twice the rate for the nation as a whole.

     Over the years, Florida's personal income has been growing at a strong pace and has generally outperformed both the U.S. as a whole and the southeast in particular. The State's economy since the early seventies has diversified in such a way as to provide a broader economic base. As a result, the State's per capita personal income has tracked closely with the national average and has tracked above the southeast. From 1985 through 1994, the State's per capita income rose an average 5.2% per year, while the national per capita income increased an average 5.1%.

     Florida's  income  structure  differs  from  that  of the  nation  and  the
southeast.   Because  Florida  has  a  proportionally   greater  retirement  age
population, property income and transfer payments are a relatively more important source of income. One positive aspect of this greater diversity is that transfer payments are typically less sensitive to the business cycle than employment income and, therefore, act as stabilizing forces in weak economic periods. From 1985 through 1994, Florida's total nominal and per capita personal income increased by approximately 107% and 64.6%, respectively. For the nation, total and per capita personal income increased by approximately 80.7% and 63.7%, respectively.

     The service sector is Florida's largest employer. Presently, the State's service sector employment constitutes 86.4% of total non-farm employment. While structurally the southeast and the nation are endowed with a greater proportion of manufacturing jobs, which tend to pay higher wages, service jobs are less sensitive to business cycle swings. Moreover, manufacturing jobs nationwide and in the southeast are more concentrated in areas such as heavy equipment, primary metals, chemicals and textile mill products. Florida, on the other hand, has a concentration of manufacturing jobs in high-tech and high value-added sectors, such as electrical and electronic equipment, as well as printing and publishing. These kinds of jobs tend to be less cyclical than other forms of manufacturing employment. The rate of job creation in Florida's manufacturing sector has kept pace with that of the U.S since the eighties. Florida's unemployment rate throughout the 1980's tracked below that of the nation. In recent years, however, as the State's economic growth has slowed from its previous highs, the unemployment rate has tracked above the national average. The average rate of unemployment for Florida since 1980 is 6.3%, while the national average is 6.4%.

     Tourism is one of the State's most important industries. Approximately 39.9 million people visited the State in 1994, as reported by the Florida Department of Commerce. The state's tourist industry over the years has become more sophisticated, attracting visitors year-round, thus, to a degree reducing its seasonality.

     REVENUES AND EXPENDITURES. The State prepares an annual budget which is formulated each year and presented to the Governor and the Legislature. The Florida Constitution and Statutes mandate that the State budget as a whole, and each separate fund within the State budget, be kept in balance from currently available revenues each State fiscal year (July 1- June 30). The Governor and Comptroller are responsible for insuring that sufficient revenues are collected to meet appropriations and that no deficit occurs in any State fund.

     The State is not authorized by law to issue obligations to fund governmental operations. The Florida Constitution provides that State bonds pledging the full faith and credit of the State may be issued only to finance or refinance the cost of State fixed capital outlay projects upon approval by a vote of the electors, and provides that revenue bonds may be issued by the State or its agencies without a vote of the electors only to finance or refinance the cost of State fixed capital outlay projects which shall be payable solely from funds derived directly from sources other than State tax revenues.

     Financial operations of the State covering all receipts and expenditures are maintained through the use of four fund types the General Revenue Fund, Trust Funds, the Working Capital Fund and beginning in fiscal year 1994-1995, the Budget Stabilization Fund.

     The General Revenue Fund receives the majority of State tax revenues. Major sources of tax revenues to the General Revenue Fund are the sales and use tax, corporate income tax, intangible personal property tax and beverage tax. The greatest single source of tax receipts in Florida is the sales and use tax. All receipts of the sales and use tax, with the exception of the tax on gasoline and special fuels, are credited either to the General Revenue Fund, the Solid Waste Management Trust Fund, or counties and cities. For the fiscal year ended June 30, 1994, receipts from this source were $10,012.50 million, an increase of 6.9% from fiscal year 1992-93. The second largest source of State tax receipts, including those distributed to local governments, is the tax on motor fuels. Collections from this source in State fiscal year ending June 30, 1994 were $1,733.4 million. These revenues are almost entirely dedicated to trust funds for specific purposes and are not included in the State General Revenue Fund. The State's alcoholic beverage tax is an excise tax on beer, wine and liquor. This tax is one of the State's major tax sources, with revenues totalling $439.8 million in the fiscal year ended June 30, 1994. All receipts of the corporate income tax are credited to the General Revenue Fund. For the fiscal year ended June 30, 1994, receipts from this source were $1,047.4 million, an increase of 23.7% from fiscal year 1992-93. In fiscal year 1993-94 total intangible personal property tax collections were $836.0 million, a 6.7% increase over the prior year.

     For fiscal year 1994-95, the estimated General Revenue plus Working Capital funds available total $14,682.9 million, a 6.1% increase over 1992-93. This amount reflects a transfer of $159.0 million in non-recurring revenue due to Hurricane Andrew, to a hurricane relief trust fund. The $13,702.1 million in Estimated Revenues (excluding the Hurricane Andrew impacts) represent a 6.6% increase over the analogous figure in 1993-94. With combined General Revenue Working Capital Fund and Budget Stabilization Fund appropriations at $14,330.8 million, unencumbered reserves at the end of 1994-95 are estimated at $352.1 million.

     For fiscal year 1995-96, the estimated General Revenue plus Working Capital and Budget Stabilization funds available total $15,147.5 million, a 3.2% increase over 1994-95. The $14,456.7 million in Estimated Revenues and recently legislated revenue impacts represent a 5.5% increase over the analogous figure in 1994-95. With combined General Revenue, Working Capital Fund, and Budget Stabilization Fund appropriations at $14,800.4 million, unencumbered reserves at the end of 1995-96 are estimated at $347.1 million.

     Subject to the limitations described in the Prospectus, Florida municipal securities also include debt obligations issued by or on behalf of the governments of Puerto Rico, the U.S. Virgin Islands and Guam. Mackenzie Florida Limited Term Municipal Fund may not invest more than 5% its net assets in obligations of each of the U.S. Virgin Islands and Guam, but may invest without limitation in obligations of Puerto Rico. Accordingly, Mackenzie Florida Limited Term Municipal Fund may be adversely affected by local political and economic conditions and developments within Puerto Rico affecting the issuers of such obligations.

     PUERTO RICO ECONOMY. Since 1983, Puerto Rico has experienced a wide ranging expansion with growth in almost every sector of its economy and record levels of employment. In February 1995, the number of persons employed in Puerto Rico increased to 1,086,000. The unemployment rate as of February 1995 was 12.5%. Although the increase in real gross product slowed to 0.9% in fiscal 1991, and 0.8% in fiscal 1992, reflecting the effects of the recession in the U.S. economy, the growth pattern continued in fiscal 1993 and 1994 with real gross product increases of 3.0% and 2.6%. While trends in the Puerto Rico economy normally follow those in the United States, Puerto Rico did not experience a recession during fiscal 1991 as the United States recently did, primarily because its manufacturing base is comprised of certain industries less prone to business cycle fluctuations. Other factors contributing to Puerto Rico's decade-long expansion include Commonwealth-sponsored economic development programs, the relatively stable prices of oil imports, the continued growth in the U.S. economy, declines in the exchange value of the U.S. dollar and the relatively low cost of borrowing during the period.

     In the first seven months of fiscal 1995, the Economic Activity Index, a composite index of thirteen economic indicators prepared by the Puerto Rico Planning Board, increased 2.7% compared to fiscal 1994. The Index may not necessarily change at the same percentage rate as the real gross product of Puerto Rico. The Planning Board's real gross product forecast for fiscal 1995 and fiscal 1996, made in February 1995, shows increases of 2.9% and 2.7%, respectively. Actual growth in fiscal 1996 will continue to depend on several factors, including the state of the U.S. economy, the relative stability in the price of oil imports, the exchange value of the U.S. dollar and the cost of borrowing.

     Puerto Rico has a diversified economy with the manufacturing and services sectors comprising the principal sectors. Manufacturing is the largest sector in terms of gross domestic product. In fiscal 1994, manufacturing generated $16.3 billion (or 41.5%) of gross domestic product, as compared with fiscal 1993 when it generated $15.2 billion (or 41.4%) of gross domestic product. Manufacturing in Puerto Rico is more diversified now than during the earlier phases of its industrial development and includes several industries less prone to business cycles. In the last two decades, industrial development has tended to be more capital intensive and more dependent on skilled labor. This gradual shift in emphasis is best exemplified by the heavy investment in the pharmaceutical, scientific instruments, computer, microprocessor, medical product and electrical product industries over the last decade. One of the factors assisting the development of the manufacturing sector has been the tax incentives offered by the federal and Commonwealth governments, most notably Section 936 of the Code, under which certain qualifying U.S. corporations may be entitled to U.S. corporate income tax credits. Federal legislation enacted in 1993 amending Code
Section 936 reduces the level of these incentives. At present, it is difficult to forecast what the short and long term effects of the new limitations to the
Section 936 credit will be on the economy of Puerto Rico.

     Over the past decade, Puerto Rico has experienced significant growth in the services sector in terms of both income and employment, showing a favorable trend as compared with certain other industrialized economies. During the period between 1990 and 1994, the gross domestic product in the services sector increased at an annual average rate of 4.7%. Employment in this sector increased at an annual average rate of 3.2% during the same period. The services sector, which accounted for approximately 47.3% of total employment, accounted for $15.0 billion (or 38.2%) of Puerto Rico's gross domestic product in fiscal 1994, as compared with $14.4 billion (or 39.2%) of gross domestic product in fiscal 1993. The services sector, particularly wholesale and retail trade and finance, insurance and real estate, has experienced significant growth partly in response to the expansion of the manufacturing sector. A major element in the economic program of the present administration is the further development of the local services sector which has the capacity to increase its export potential and to generate more income and jobs during the coming years.

     The United States, Canada and Mexico have entered into the North American Free Trade Agreement ("NAFTA"), which agreement is designed to eliminate restrictions on trade and investment flows among the three countries. Certain of the Commonwealth's industries, including those that are lower salaried and labor intensive, may face increased competition from Mexico, while Puerto Rico's favorable investment environment, highly skilled work force, infrastructure development and tax structure (mainly Section 936) may tend to create expanded trade opportunities for Puerto Rico in such areas as pharmaceutical and high technology manufacturing. Reductions in after-tax return resulting from changes to Section 936 is not expected to eliminate Puerto Rico's competitive advantage in certain key industries over Mexico, including pharmaceuticals, electronics and scientific instruments.

     PUERTO RICO DEBT MANAGEMENT. The Commonwealth exercises virtually the same control over its internal affairs as do the fifty states; however, it differs from the states in its relationship with the federal government. Most federal taxes, except those such as social security taxes, are not levied in Puerto Rico. No federal income tax is collected from Commonwealth residents on ordinary income earned from sources in Puerto Rico, except for federal employees who are subject to taxes on their salaries.

     The Commonwealth has established policies and programs directed at the development of manufacturing and the expansion and modernization of the island's infrastructure. Infrastructure expansion and modernization have been to a large extent financed by bonds and notes issued by the Commonwealth, its public corporations and municipalities. The Constitution of Puerto Rico provides a limitation on the amount of general obligations debt that can be issued. The Commonwealth's policy has been and continues to be to maintain the level of such debt within a prudent range below the constitutional limitation. Direct debt of the Commonwealth is supported by Commonwealth taxes. Debt of public corporations, other than bond anticipation notes, is generally supported by the revenues of such corporations from charges for services or products. However, certain debt of public corporations is supported, in whole or in part, directly or indirectly, by Commonwealth appropriations or taxes. Debt of municipalities, other than bond anticipation notes, is supported by real and personal property taxes and municipal license taxes.

     Historically, the Commonwealth has maintained a fiscal policy which provides for a prudent relationship between the growth of public sector debt and the growth of the economic base required to service that debt. The Commonwealth also has sought opportunities to realize debt service savings by refunding outstanding debt with obligations bearing lower interest rates. In certain years, this policy has had the effect of causing the rate of growth of public sector debt to be higher than the rate of growth of gross domestic product. Over the fiscal years 1990 to 1994, public sector debt increased 21.4% while gross product rose 23.3%. Short-term debt outstanding relative to total debt was 7.4% as of December 31, 1994.

U.S. GOVERNMENT SECURITIES

     The Fund may invest in U.S. Government securities. U.S. Government securities are obligations of, or guaranteed by, the U.S. Government, its agencies or instrumentalities. Securities guaranteed by the U.S. Government include: (1) direct obligations of the U.S. Treasury (such as Treasury bills, notes, and bonds), and (2) Federal agency obligations guaranteed as to principal and interest by the U.S. Treasury (such as GNMA certificates, which are mortgage-backed securities). In these securities, the payment of principal and interest is unconditionally guaranteed by the U.S. Government, and thus they are of the highest possible credit quality. Such securities are subject to variations in market value due to fluctuations in interest rates, but, if held to maturity, will be paid in full.

     Mortgage-backed securities are securities representing part ownership of a pool of mortgage loans. For example, GNMA certificates are such securities in which the timely payment of principal and interest is guaranteed by the full faith and credit of the U.S. Government. Although the mortgage loans in the pool will have maturities of up to 30 years, the actual average life of the GNMA certificates typically will be substantially less because the mortgages will be subject to normal principal amortization and may be prepaid prior to maturity. Prepayment rates vary widely and may be affected by changes in market interest rates. In periods of falling interest rates, the rate of prepayment tends to increase, thereby shortening the actual average life of the GNMA certificates. Conversely, when interest rates are rising, the rate of prepayments tends to decrease, thereby lengthening the actual average life of the GNMA certificates. Accordingly, it is not possible to predict accurately the average life of a particular pool. Reinvestment of prepayments may occur at higher or lower rates than the original yield on the certificates. Due to the prepayment feature and the need to reinvest prepayments of principal at current rates, GNMA certificates can be less effective than typical bonds of similar maturities at "locking in" yields during periods of declining interest rates. GNMA certificates may appreciate or decline in market value during periods of declining or rising interest rates, respectively.

     Securities issued by U.S. Government instrumentalities and certain federal agencies are neither direct obligations of nor guaranteed by the U.S. Treasury. However, they involve Federal sponsorship in one way or another; some are backed by specific types of collateral; some are supported by the issuer's right to borrow from the Treasury; some are supported by the discretionary authority of the Treasury to purchase certain obligations of the issuer; others are supported only by the credit of the issuing government agency or instrumentality. These agencies and instrumentalities include, but are not limited to, Federal Land Banks, Farmers Home Administration, Bank for Cooperatives (including Central Bank for Cooperatives), Federal Intermediate Credit Banks, Federal Home Loan Banks, Federal National Mortgage Association, Student Loan Marketing Association, Tennessee Valley Authority, Export-Import Bank of the United States, Commodity Credit Corporation, Federal Financing Bank, Federal Home Loan Mortgage Corporation, Small Business Administration and National Credit Union Administration.

BANKING INDUSTRY AND SAVINGS AND LOAN OBLIGATIONS

     The Fund may invest in bank obligations, which may include certificates of deposit, bankers' acceptances, and other short-term debt obligations. Certificates of deposit are negotiable certificates issued against funds deposited in a commercial bank for a definite period of time and earning a specified return. Bankers' acceptances are negotiable drafts or bills of exchange, normally drawn by an importer or exporter to pay for specific merchandise, which are "accepted" by a bank, meaning, in effect that the bank unconditionally agrees to pay the face value of the instrument on maturity. Investments in certificates of deposit and bankers' acceptances are limited to obligations of (i) banks having total assets in excess of $1 billion, and (ii) other banks if the principal amount of such obligation (currently $100,000) is fully insured by the Federal Deposit Insurance Corporation ("FDIC"). Investments in certificates of deposit of savings associations are limited to obligations of federally or state chartered institutions that have total assets in excess of $1 billion and whose deposits are insured by the FDIC.

COMMERCIAL PAPER

     The Fund may invest in commercial paper. Commercial paper represents short-term unsecured promissory notes issued in bearer form by bank holding companies, corporations and finance companies. Investments in commercial paper are limited to obligations rated Prime-1 by Moody's Investors Service, Inc. ("Moody's") or A-1 by Standard and Poor's Corporation ("S&P") or, if not rated by Moody's or S&P, issued by companies having an outstanding debt issue currently rated Aaa or Aa by Moody's or AAA or AA by S&P.

REPURCHASE AGREEMENTS

     The Fund may enter into repurchase agreements. Repurchase agreements are agreements under which the Fund buys a money market instrument and obtains a simultaneous commitment from the seller to repurchase the instrument at a specified time and at an agreed-upon yield. The Fund will not enter into a repurchase agreement with more than seven days to maturity if, as a result, more than 10% of the Fund's net assets would be invested in illiquid securities including such repurchase agreements. The Fund may enter into repurchase agreements with banks or broker-dealers deemed to be creditworthy by MIMI under guidelines approved by the Board of Trustees. In the event of failure of the executing bank or broker-dealer, the Fund could experience some delay in obtaining direct ownership of the underlying collateral and might incur a loss if the value of the security should decline, as well as costs in disposing of the security.

BORROWING

     As a fundamental policy, the Fund may borrow from banks as a temporary measure for extraordinary or emergency purposes. The Fund may borrow in amounts up to 10% of its total assets taken at cost or market value, whichever is lower. All borrowings will be repaid before any additional investments are made. The Fund may not mortgage, pledge or in any other manner transfer any of its assets as security for any indebtedness. Borrowing may exaggerate the effect on the Fund's net asset value of any increase or decrease in the value of the Fund's portfolio securities. Money borrowed will be subject to interest costs (which may include commitment fees and/or the cost of maintaining minimum average balances).

RESTRICTED AND ILLIQUID SECURITIES

     It is the Fund's policy that restricted securities, including restricted securities offered and sold to "qualified institutional buyers" under Rule 144A under the Securities Act of 1933, as amended (the "1933 Act"), and any other illiquid securities (including certain repurchase agreements and other securities which are not readily marketable) may not constitute, at the time of purchase, more than 10% of the value of the Fund's net assets. Issuers of restricted securities may not be subject to the disclosure and other investor protection requirements that would be applicable if their securities were publicly traded. Restricted securities may be sold only in privately negotiated transactions or in a public offering with respect to which a registration statement is in effect under the 1933 Act. Where a registration statement is required, the Fund may be required to bear all or part of the registration expenses. There may be a lapse of time between the Fund's decision to sell a restricted or illiquid security and the point at which the Fund is permitted or able to sell such security. If, during such a period, adverse market conditions were to develop, the Fund might obtain a price less favorable than the price that prevailed when it decided to sell. Since it is not possible to predict with assurance that the market for securities eligible for resale under Rule 144A will continue to be liquid, the Fund will carefully monitor each of its investments in these securities, focussing on such important factors, among others, as valuation, liquidity and availability of information. This investment practice could have the effect of increasing the level of illiquidity in the Fund to the extent that qualified institutional buyers become for a time uninterested in purchasing these restricted securities.

TEMPORARY INVESTMENTS

     From time to time on a temporary basis, the Fund may invest in fixed-income obligations the interest on which is subject to Federal income tax. Except when the Fund is in a "defensive" investment position, it will not purchase a taxable security if, as a result, more than 20% of its total net assets would be invested in taxable securities.

     The above limitation is a fundamental policy of the Fund, i.e., it may not be changed without a majority vote of the Fund's outstanding securities. Temporary taxable investments of the Fund may consist of obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities, commercial paper rated A-l by S&P or Prime-1 by Moody's, corporate obligations rated AAA or AA by S&P or Aaa or Aa by Moody's, certificates of deposit or bankers' acceptances of domestic banks or thrifts with at least $1 billion in assets, or repurchase agreements with such banks or with broker-dealers. See Appendix A for a further description of repurchase agreements and of the Moody's and S&P ratings relating to taxable securities.

OTHER INVESTMENT TECHNIQUES

     Although the Fund has not done so in the last year and has no current intention of doing so in the foreseeable future, the Fund may (i) lend its portfolio securities, (ii) purchase securities on a "when-issued" or firm commitment basis, (iii) acquire puts or standby commitments, (iv) engage in transactions in certain types of financial futures (such as interest rate futures) and related options, and options on individual securities and bond indices, (v) engage in "conversion" and spread transactions; and (vi) write straddles.

                             INVESTMENT RESTRICTIONS

     The Fund's investment objectives as set forth in the Prospectus under "Investment Objectives and Policies," together with the investment restrictions set forth below, are fundamental policies of the Fund and may not be changed without the approval of a majority of the Fund's outstanding voting shares. Under these restrictions, the Fund may not:

      (i) invest in real estate, real estate mortgage loans, commodities, commodity futures contracts or interests in oil, gas and/or mineral exploration or development programs, although the Fund may purchase and sell (a) securities that are secured by real estate, (b) securities of issuers that invest or deal in real estate, and (c) futures contracts as described in the Prospectus;

     (ii) make investments in securities for the purpose of exercising control over or management of the issuer;

    (iii) participate on a joint or a joint and several basis in any trading account in securities, although the "bunching" of orders of the Fund--or of the Fund and of other accounts under the investment management of the persons rendering investment advice to the Fund- -for the sale or purchase of portfolio securities shall not be considered participation in a joint securities trading account;

     (iv) purchase securities on margin, except such short- term credits as are necessary for the clearance of transactions, although the deposit or payment by the Fund of initial or variation margin in connection with futures contracts or related options transactions is not considered the purchase of a security on margin;

      (v) make loans, except that this restriction shall not prohibit (a) the purchase and holding of a portion of an issue of publicly distributed debt securities, (b) the lending of portfolio securities (provided that the loan is secured continuously by collateral consisting of U.S. Government securities or cash or cash equivalents maintained on daily marked-to- market basis in an amount at least equal to the current market value of the securities loaned), or (c) entry into repurchase agreements with banks or broker-dealers;

     (vi) borrow amounts in excess of 10% of its total assets, taken at lower of cost or market value, and then only from banks as a temporary measure for extraordinary or emergency purposes;

    (vii) mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness, any securities owned or held by the Fund (except as may be necessary in connection with permitted borrowings and then not in excess of 20% of the Fund's total assets); provided, however, that this does not prohibit escrow, collateral or margin arrangements in connection with the Fund's use of options, short sales, futures contracts and options on futures contracts;

   (viii) purchase the securities of issuers conducting their principal business activities in the same industry if immediately after such purchase the value of the Fund's investments in such industry would exceed 25% of the value of the total assets of the Fund;

     (ix) act as an underwriter of securities;

      (x) make short sales of securities or maintain a short position; or

     (xi) issue senior securities, except insofar as the Fund may be deemed to have issued a senior security in connection with any repurchase agreement or any permitted borrowing.

                             ADDITIONAL RESTRICTIONS

     The Fund has adopted the following additional restrictions, which are not fundamental and which may be changed without shareholder approval, to the extent permitted by applicable law, regulation or regulatory policy. Under these restrictions, the Fund may not:

      (i) purchase or sell real estate limited partnership interests;

     (ii) purchase or sell interests in oil, gas and mineral leases (other than securities of companies that invest in or sponsor such programs);

    (iii) purchase or retain securities of any company if, to the knowledge of the Trust, officers and Trustees of the Trust and officers and directors of MIMI or Mackenzie Financial Corporation who individually own more than 1/2 of 1% of the securities of that company together own beneficially more than 5% of such securities;

     (iv) purchase any security if as a result the Fund would then have more than 5% of its total assets (taken at current value) invested in securities of companies (including predecessors) less than three years old;

     (v) invest more than 10% of its net assets taken at market value at the time of the investment in "illiquid securities." Illiquid securities may include securities subject to legal or contractual restrictions on resale (including private placements), repurchase agreements maturing in more than seven days, certain options traded over-the- counter that the Fund has purchased, securities being used to cover certain options that the Fund has written, securities for which market quotations are not readily available, or other securities that legally or in the Investment Manager's opinion, subject to the Board's supervision, may be deemed illiquid, but shall not include any instrument that, due to the existence of a trading market, to the Fund's compliance with certain conditions intended to provide liquidity, or to other factors, is liquid; or

     (vi) purchase securities of other investment companies, except in connection with a merger, consolidation or sale of assets, and except that the Fund may purchase shares of other investment companies subject to such restrictions as may be imposed by the 1940 Act, and rules thereunder, or by any state in which shares of the Fund are registered.

     In addition, so long as it remains a restriction of the Ohio Division of Securities, the Fund will treat securities eligible for resale under Rule 144A of the Securities Act of 1933 and securities of unseasoned issuers as described in non-fundamental restriction (iv) above, as subject to the Fund's restriction on investing in restricted securities (see "Restricted and Illiquid Securities" under "Investment Objectives and Policies," above).

     Whenever an investment objective, policy or restriction set forth in the Prospectus or this SAI states a maximum percentage of assets that may be invested in any security or other asset or describes a policy regarding quality standards, such percentage limitation or standard shall, unless otherwise indicated, apply to the Fund only at the time a transaction is entered into. Accordingly, if a percentage limitation is adhered to at the time of investment by the Fund, a later increase or decrease in the percentage that results from circumstances not involving any affirmative action by the Fund, such as a change in market conditions or a change in the Fund's asset level or other circumstances beyond the Fund's control, will not be considered a violation.

                        ADDITIONAL RIGHTS AND PRIVILEGES

     The Trust offers to investors (and except as noted below, bears the cost of providing) the rights and privileges described below. The Trust reserves the right to amend or terminate any one or more of such rights and privileges. Notice of amendments to or terminations of rights and privileges will be provided to shareholders in accordance with applicable law.

     Certain of the rights and privileges described below refer to other funds distributed by MIFDI, which funds are not described in this SAI. These funds are: Mackenzie Limited Term Municipal Fund, Mackenzie National Municipal Fund, Mackenzie California Municipal Fund and Mackenzie New York Municipal Fund, the four other series of the Trust, and Ivy Bond Fund, Ivy Canada Fund, Ivy China Region Fund, Ivy Emerging Growth Fund, Ivy Global Fund, Ivy Growth Fund, Ivy Growth with Income Fund, Ivy International Fund, Ivy International Bond Fund, Ivy Latin America Strategy Fund, Ivy Money Market Fund, Ivy New Century Fund and Ivy Short-Term Bond Fund, the thirteen series of Ivy Fund (collectively, with the Fund, the "Ivy and Mackenzie Funds"). Investors should obtain a current prospectus before exercising any right or privilege that may relate to these other funds.

AUTOMATIC INVESTMENT METHOD

     The Automatic Investment Method is available for Class A and Class B shareholders of the Fund. The minimum initial and subsequent investment pursuant to this plan is $50 per month. The Automatic Investment Method may be discontinued at any time upon receipt by Mackenzie Ivy Investor Services Corp. ("MIISC") of telephone instructions or written notice of such discontinuation from the investor. See "Automatic Investment Method" in the Account Application.

EXCHANGE OF SHARES

     As described in the Prospectus, shareholders of the Fund have an exchange privilege with certain other Ivy and Mackenzie Funds. Before effecting an exchange, shareholders of the Fund should obtain and read the currently effective prospectus for the Ivy or Mackenzie Fund into which the exchange is to be made.

INITIAL SALES CHARGE SHARES.

     Class A shareholders may exchange their Class A shares ("outstanding Class A shares") for Class A shares of another Ivy or Mackenzie Fund (or for shares of another Ivy or Mackenzie Fund that currently offers only a single class of shares) ("new Class A Shares") on the basis of the relative net asset value per Class A share, plus an amount equal to the difference, if any, between the sales charge previously paid on the outstanding Class A shares and the sales charge payable at the time of the exchange on the new Class A shares. (The additional sales charge will be waived for outstanding Class A shares that have been invested for a period of 12 months or longer.) Class A shareholders may also exchange their Class A shares for Class A shares of Ivy Money Market Fund (no initial sales charge will be assessed at the time of such an exchange).

CONTINGENT DEFERRED SALES CHARGE SHARES.

     CLASS A: Class A shareholders may exchange their Class A shares subject to a contingent deferred sales charge, as described in the Prospectus ("outstanding Class A shares"), for Class A shares of another Ivy or Mackenzie Fund (or for shares of another Ivy or Mackenzie Fund that currently offers only a single class of shares) ("new Class A shares") on the basis of the relative net asset value per Class A share, without the payment of any contingent deferred sales charge that would otherwise be due upon the redemption of the outstanding Class A shares. Class A shareholders of the Fund exercising the exchange privilege will continue to be subject to the Fund's contingent deferred sales charge schedule (or period) following an exchange, unless the contingent deferred sales charge schedule that applies to the new Class A shares is higher (or such period is longer) than the contingent deferred sales charge schedule (or period), if any, applicable to the outstanding Class A shares, in which case the schedule (or period) of the fund into which the exchange is made shall apply.

     For purposes of the exchange feature and computing the contingent deferred sales charge that may be payable upon the redemption of the new Class A shares, the holding period of the outstanding Class A shares is "tacked" onto the holding period of the new Class A shares.

     CLASS B: Class B shareholders may exchange their Class B shares ("outstanding Class B shares") for Class B shares of another Ivy or Mackenzie Fund ("new Class B shares") on the basis of the relative net asset value per Class B share, without the payment of any contingent deferred sales charge that would otherwise be due upon the redemption of the outstanding Class B shares. Class B shareholders of the Fund exercising the exchange privilege will continue to be subject to the Fund's contingent deferred sales charge schedule (or period) following an exchange, unless the contingent deferred sales charge schedule that applies to the new Class B shares is higher (or such period is longer) than the contingent deferred sales charge schedule (or period)
applicable to the outstanding Class B shares, in which case the schedule (or period) of the fund into which the exchange is made shall apply.

     For purposes of both the exchange feature and computing the contingent deferred sales charge that may be payable upon the redemption of the new Class B shares (prior to conversion), the holding period of the outstanding Class B shares is "tacked" onto the holding period of the new Class B shares.

     The following contingent deferred sales charge table ("Table 1") applies to Class B shares of Mackenzie National Municipal Fund, Mackenzie California Municipal Fund, Mackenzie New York Municipal Fund, Ivy Bond Fund, Ivy Canada Fund, Ivy Global Fund, Ivy Growth Fund, Ivy Growth with Income Fund, Ivy Emerging Growth Fund, Ivy International Fund, Ivy International Bond Fund, Ivy New Century Fund, Ivy Latin America Strategy Fund and Ivy China Region Fund ("Table 1 Funds"):

                                               CONTINGENT DEFERRED SALES
                                               CHARGE AS A PERCENTAGE OF
                                               DOLLAR AMOUNT SUBJECT TO
         YEAR SINCE PURCHASE                   CHARGE
         -------------------                   -------------------------

         First                                 5%
         Second                                4%
         Third                                 3%
         Fourth                                3%
         Fifth                                 2%
         Sixth                                 1%
         Seventh and thereafter                0%

     The following contingent deferred sales charge table ("Table 2") applies to Class B shares of the Fund, Mackenzie Limited Term Municipal Fund and Ivy Short-Term Bond Fund ("Table 2 Funds"):

                                               CONTINGENT DEFERRED SALES
                                               CHARGE AS A PERCENTAGE OF
                                               DOLLAR AMOUNT SUBJECT TO
         YEAR SINCE PURCHASE                   CHARGE
         -------------------                   -------------------------

         First                                 3%
         Second                                2 1/2%
         Third                                 2%
         Fourth                                1 1/2%
         Fifth                                 1%
         Sixth and thereafter                  0%

     The contingent deferred sales charge schedule for Table 1 Funds is higher (and the period is longer) than the contingent deferred sales charge schedule (and period) for Table 2 Funds. Accordingly, the contingent deferred sales charge schedule that applies to the redemption of Table 1 Fund shares would apply to all Class B shares that are acquired as a result of an exchange between a Table 1 and a Table 2 Fund (taking into account the "tacking" of the holding period, if any, of the shares held before the exchange).

     EXAMPLE: An investor may decide to exchange Class B shares of a Table 1 Fund that have been held for two years ("outstanding Class B shares") for Class B shares of a Table 2 Fund ("new Class B shares"). The exchange itself would not trigger payment of the 4% contingent deferred sales charge that would have been due in accordance with Table 1 upon the redemption of the outstanding Class B shares. If, three years later, the investor redeems the new Class B shares, a 2% contingent deferred sales charge would be assessed in accordance with Table 1, since Table 1's contingent deferred sales charge schedule is higher than that of Table 2, and because by "tacking" the two year holding period of the outstanding Class B shares onto the three year holding period of the new Class B shares, the investor will be deemed to have held the new Class B shares for five years.

     The minimum amount that a shareholder may exchange into an Ivy or Mackenzie Fund in which shares are not already held is $1,000. In addition, no exchange out of the Fund (other than by a complete exchange of all Fund shares held by the shareholder) may be made if it would reduce the shareholder's interest in the Fund to less than $1,000. Exchanges are available only in states where the exchange can legally be made.

     Each exchange will be made on the basis of the relative net asset values per share of each fund of the Ivy Mackenzie Funds next computed following receipt of telephone instructions by MIISC or a properly executed request by the MIISC. Exchanges, whether written or telephonic, must be received by MIISC by the close of regular trading on the New York Stock Exchange (the "Exchange") (normally 4:00 p.m., eastern time), to receive the price computed on the day of receipt; exchange requests received after that time will receive the price next determined following receipt of the request. This exchange privilege may be modified or terminated at any time, upon at least 60 days' notice when such notice is required by Rules adopted by the Securities and Exchange Commission ("SEC"). See "Redemptions."

     An exchange of shares between any of the Ivy or Mackenzie Funds will result in a taxable gain or loss. Generally, any such taxable gain or loss will be a capital gain or loss (long-term or short-term, depending on the holding period of the shares) in the amount of the difference between the net asset value of the shares surrendered and the shareholder's tax basis for those shares. However, in certain circumstances, shareholders will be ineligible to take sales charges into account in computing taxable gain or loss on an exchange. See "Taxation."

     With limited exceptions, gain realized by a tax-deferred retirement plan would not be taxable to the plan and will not be taxed to the participant until distribution. Each investor should consult his or her tax adviser regarding the tax consequences of an exchange transaction.

LETTER OF INTENT

     Reduced sales charges apply to initial investments made pursuant to a non-binding Letter of Intent. A Letter of Intent may be submitted by an individual, his or her spouse and children under the age of 21 or a trustee or other fiduciary of a single trust estate or single fiduciary account. See the Account Application in the Prospectus. Any investor may submit a Letter of Intent stating that he or she will invest, over a period of 13 months, at least $100,000 in Class A shares of the Fund. A Letter of Intent may be submitted at the time of an initial purchase of Class A shares of the Fund or within 90 days of the initial purchase, in which case the Letter of Intent will be backdated. A shareholder may include the value (at the applicable offering price) of all Class A shares of the Fund, Mackenzie Limited Term Municipal Fund, Mackenzie National Municipal Fund, Mackenzie California Municipal Fund, Mackenzie New York Municipal Fund, Ivy Short-Term Bond Fund, Ivy Bond Fund, Ivy Canada Fund, Ivy Global Fund, Ivy Growth Fund, Ivy Growth with Income Fund, Ivy Emerging Growth Fund, Ivy International Fund, Ivy New Century Fund, Ivy Latin America Strategy Fund and Ivy China Region Fund (and shares that have been exchanged into Ivy Money Market Fund from any of the other funds in the Ivy and Mackenzie Funds), held of record by him or her as of the date of his or her Letter of Intent as an accumulation credit toward the completion of such Letter. During the term of the Letter of Intent, the Fund's transfer agent will hold in escrow Class A shares representing 5% of the indicated amount (less any accumulation credit value). The escrowed Class A shares will be released when the full indicated amount has been purchased. If the full indicated amount is not purchased during the term of the Letter of Intent, the investor is required to pay MIFDI an amount equal to the difference between the dollar amount of sales charge that he or she has paid and that which he or she would have paid on his or her aggregate purchases if the total of such purchases had been made at a single time. Such payment will be made by an automatic liquidation of Class A shares in the escrow account. A Letter of Intent does not obligate the investor to buy or the Trust to sell the indicated amount of Class A shares and the investor should read carefully all the provisions thereof before signing.

REINVESTMENT PRIVILEGE

     Investors who have redeemed Class A shares of the Fund may reinvest all or a part of the proceeds of the redemption back into Class A shares of the Fund at net asset value (without a sales charge) within 60 days from the date of redemption. This privilege may be exercised only once. The reinvestment will be made at the net asset value next determined after receipt by the Fund's transfer agent of the reinvestment order accompanied by the funds to be reinvested. No compensation will be paid to any sales personnel or dealer in connection with the transaction.

     Any redemption is a taxable event. A loss realized on a redemption generally may be disallowed for tax purposes if the reinvestment privilege is exercised within 30 days after the redemption. In certain circumstances, shareholders will be ineligible to take sales charges into account in computing taxable gain or loss on a redemption if the reinvestment privilege is exercised. See "Taxation."

RIGHTS OF ACCUMULATION

     A scale of reduced sales charges applies to certain investments in Class A shares of the Fund by an individual, his or her spouse and children under the age of 21, or a trustee or other fiduciary of a single trust estate or single fiduciary account (including a pension, profit sharing or other employee benefit trust created pursuant to a plan qualified under Section 401 of the Code. An investment qualifies for a reduced sales charge if the sum of: (a) the combined value, determined at the higher of current offering price or amount invested, of Class A shares held by the persons identified above in (i) any of the five series of the Trust, including the Fund, (ii) any of the series of Ivy Fund (except for shares of Ivy Money Market Fund, but including shares that have been exchanged from any of the Ivy or Mackenzie Funds into Ivy Money Market Fund), and (iii) any other investment company distributed by MIFDI currently owned; and
(b) the value of the Class A shares being purchased, exceeds: (i) $25,000, with respect to an investment in the Fund or Mackenzie Limited Term Municipal Fund;
(ii) $50,000, with respect to an investment in Ivy Canada Fund, Ivy Global Fund, Ivy Growth Fund, Ivy Growth with Income Fund, Ivy Emerging Growth Fund, Ivy International Fund, Ivy International Bond Fund, Ivy New Century Fund, Ivy Latin America Strategy Fund or Ivy China Region Fund; or (iii) $100,000, with respect to an investment in Mackenzie National Municipal Fund, Mackenzie California Municipal Fund, Mackenzie New York Municipal Fund, Ivy Short-Term Bond Fund or Ivy Bond Fund.

     At the time an investment takes place, MIMI, in the case of a wire order, or Mackenzie Ivy Investor Services Corp. ("MIISC," or the "Transfer Agent"), in the case of a direct mail remittance, must be notified by the investor or his or her dealer that the investment qualifies for the reduced charge on the basis of previous investments. The reduced charge is subject to confirmation of the investor's holdings through a check of the Fund's records.

SYSTEMATIC WITHDRAWAL PLAN

     A shareholder may establish a Systematic Withdrawal Plan (the "Withdrawal Plan") by telephone instructions to MIISC (i.e., the Transfer Agent) or delivery to the Transfer Agent of a written election to so redeem, accompanied by a surrender to the Transfer Agent of all share certificates then outstanding in the name of such shareholder, properly endorsed by him or her. A Withdrawal Plan may not be established if the investor is currently participating in the Automatic Investment Method. The Withdrawal Plan may involve the use of principal and, to the extent that it does, depending on the amount withdrawn, the investor's principal may be depleted.

     A redemption under the Withdrawal Plan is a taxable event. Investors contemplating participation in the Withdrawal Plan should consult their tax advisers.

     Additional investments made by investors participating in the Withdrawal Plan must equal at least $1,000 each while the Withdrawal Plan is in effect. Making additional purchases while the Withdrawal Plan is in effect may be disadvantageous to the investor because of applicable initial or contingent deferred sales changes.

     An investor may terminate his or her participation in the Withdrawal Plan at any time by delivering written notice to the Transfer Agent. If all shares held by the investor are liquidated at any time, the Withdrawal Plan will terminate automatically. The Trust or MIMI may terminate the Withdrawal Plan at any time after reasonable notice to shareholders.

                              BROKERAGE ALLOCATION

     Subject to the overall supervision of the President and the Board of Trustees of the Trust, MIMI places orders for the purchase and sale of the Fund's portfolio securities. All portfolio transactions are effected at the best price and execution obtainable. Purchases and sales of debt securities are usually principal transactions and, therefore, brokerage commissions are usually not required to be paid by the Fund for such purchases and sales, although the price paid generally includes undisclosed compensation to the dealer. The prices paid to underwriters of newly-issued securities usually include a concession paid by the issuer to the underwriter, and purchases of after-market securities from dealers normally reflect the spread between the bid and asked prices. In connection with over-the-counter transactions, MIMI attempts to deal directly with the principal market makers, except in those circumstances where it believes that better prices and execution are available elsewhere. Subject to the requirement of best price and execution, MIMI may select broker-dealers that provide it with research services and may consider sales of Fund shares as a factor in the selection of broker-dealers.

     MIMI selects broker-dealers to execute transactions and evaluates the reasonableness of commissions on the basis of quality, quantity, and the nature of each firm's professional services. Commissions charged and investment services rendered, including statistical, research, and counseling services by brokerage firms, are among the factors that are considered in the placing of brokerage business. The types of research services provided by brokers may include general economic and industry data, and information on securities of specific companies. Research services furnished by brokers through whom the Trust effects securities transactions may be used by MIMI in servicing all of its accounts. In addition, not all of these services may be used by MIMI in connection with the services it provides to the Fund or the Trust. MIMI may consider sales of Fund shares as a factor in the selection of broker-dealers and may select broker-dealers who provide it with research services. MIMI will not, however, execute brokerage transactions other than at the best price and execution.

     The Fund may, under some circumstances, accept securities in lieu of cash as payment for Fund shares. The Fund will consider accepting securities only to increase its holdings in a portfolio security or to take a new portfolio position in a security that MIMI deems to be a desirable investment for the Fund. While no minimum has been established, it is expected that the Fund will not accept securities having an aggregate value of less than $1 million. The Trust may reject in whole or in part any or all offers to pay for Fund shares with securities and may discontinue accepting securities as payment for Fund shares at any time without notice. The Trust will value accepted securities in the manner and at the same time provided for valuing portfolio securities of the Fund, and Fund shares will be sold for net asset value determined at the same time the accepted securities are valued. The Trust will accept only securities that are delivered in proper form and will not accept securities subject to legal restrictions on transfer. The acceptance of securities by the Trust must comply with applicable laws of certain states.

     During the fiscal year ended June 30, 1995 and the period from April 1, 1994 (commencement) to June 30, 1994, the Fund did not pay any brokerage commissions.

                              TRUSTEES AND OFFICERS

     The Trustees and Executive Officers of the Trust, their business addresses and principal occupations during the past five years are:

                                            POSITION
                                            WITH THE                                        BUSINESS AFFILIATIONS
NAME, ADDRESS, AGE                           TRUST                                        AND PRINCIPAL OCCUPATIONS
------------------                           -----                                        -------------------------
Michael G. Landry                           Trustee                   President,  Chairman and  Director of  Mackenzie  Investment
700 South Federal Hwy.                      and                       Management  Inc.  (1987-present);  President and Director of
Suite 300                                   President                 Ivy Management,  Inc. (1992- present); Chairman and Director
Boca Raton, FL  33432                                                 of Mackenzie  Ivy Investor  Services  Corp.  (1993-present);
Age: 49*                                                              Director and President of Mackenzie Ivy Funds  Distribution,
[Deemed to be an                                                      Inc.  (1993-1994);  Chairman and  Director of Mackenzie  Ivy
"interested person"of the Trust,                                      Funds  Distribution,  Inc.  (1994-present);   President  and
as defined under the 1940 Act.]                                       Trustee of Ivy Fund  (1992-present);  President of Mackenzie
                                                                      Series Trust (1987- present);  Director and President of The
                                                                      Mackenzie Funds Inc. (1987-1995).

John S. Anderegg, Jr. (71)                  Trustee                   Chairman,   Dynamics   Research   Corp.   (instruments   and
60 Concord Street                                                     controls);   Director,   Burr-  Brown   Corp.   (operational
Wilmington, MA  01887                                                 amplifiers);   Director,   Metritage   Incorporated   (level
                                                                      measuring instruments); Trustee of Ivy Fund (1967-present).

Paul H. Broyhill (71)                       Trustee                   Chairman, BMC Fund, Inc. (1983-present);  Chairman, Broyhill
800 Hickory Blvd.                                                     Family  Foundation,   Inc.   (1983-present);   Chairman  and
Golfview Park                                                         President,   Broyhill  Investments,   Inc.   (1983-present);
Lenoir, NC  28645                                                     Chairman, Broyhill Timber Resources (1983-present); Director of The Mackenzie Funds Inc. (1988-1995); Trustee of Ivy Fund
                                                                      (1992-present);  Management of a personal portfolio of fixed income and equity investments (1983-present).

Stanley Channick (71)                       Trustee                   President,  The Whitestone  Corporation  (insurance agency);
11 Bala Avenue                                                        President, Scott Management Company (administrative services
Bala Cynwyd, PA  19004                                                for  insurance  companies);  President,  The Channick  Group
                                                                      (consultants  to  insurance  companies  and  national  trade associations);  Trustee of Ivy Fund (1984-1993); Director of
                                                                      The Mackenzie Funds Inc. (1994-1995).

Frank W. DeFriece, Jr. (74)                 Trustee                   Director of The Mackenzie  Funds Inc.  (1987-1995);  Trustee
322 Seventh Street                                                    and   Second   Vice   Chairman,    East   Tennessee   Public
Bristol, TN                                                           Communications  Corp.  (WSJK-TV)  (1984-present);  Director,
  37620-2218                                                          Manager and Vice President,  President  Massengill- DeFriece
                                                                      Foundation (charitable organization) (1950-present); Trustee of Ivy Fund (1992-present).


Roy J. Glauber (70)                         Trustee                   Mallinckrodt Professor of Physics, Harvard University (since
                                                                      1974); Trustee of Ivy Fund (1961-1991); Trustee of Mackenzie
                                                                      Series Trust (1994-present).

Joseph G. Rosenthal (61)                    Trustee                   Chartered  Accountant  (1958-  present);   Director  of  The
110 Jardin Drive                                                      Mackenzie  Funds  Inc.  (1987-  1995);  Trustee  of Ivy Fund
Unit #12                                                              (1992-present).
Concord, Ontario Canada
L4K 2T7

J. Brendan Swan (65)                        Trustee                   President,  Airspray  International,  Inc.;  Joint  Managing
4701 North Federal Hwy. #465                                          Director,  Airspray  International B.V. (an  environmentally
Pompano Beach, FL  33064                                              sensitive   packaging   company);   Trustee   of  Ivy   Fund
                                                                      (1992-present);   Director,   The   Mackenzie   Funds   Inc.
                                                                      (1992-1995).

Keith J. Carlson (39)                       Vice President            Senior Vice  President and Director of Mackenzie  Investment
700 South Federal Hwy.                                                Management,  Inc.  (1994-present);  Senior  Vice  President,
Suite 300                                                             Secretary and Treasurer of Mackenzie  Investment  Management
Boca Raton, FL  33432                                                 Inc. (1985-1994);  Senior Vice President and Director of Ivy
                                                                      Management,  Inc.  (1994-  present);  Senior Vice President,
                                                                      Treasurer and Director of Ivy Management,  Inc. (1992-1994);
                                                                      Vice  President  of The  Mackenzie  Funds Inc.  (1987-1995);
                                                                      President  and Director of Mackenzie  Ivy Investor  Services
                                                                      Corp.  (1993-  present);  Vice President of Mackenzie Series
                                                                      Trust  (1994-present);  Treasurer of Mackenzie  Series Trust
                                                                      (1985-1994);  President  and Director of Mackenzie Ivy Funds
                                                                      Distribution, Inc. (1994-present);  Executive Vice President and  Director  of  Mackenzie  Ivy Funds  Distribution,  Inc.
                                                                      (1993-  1994);  Treasurer  of  Ivy  Fund  (1992-1994);  Vice
                                                                      President of Ivy Fund (1994-present).

C. William Ferris (51)                      Secretary/                Senior Vice President,  Secretary/Treasurer  and Director of
700 South Federal Hwy.                      Treasurer                 Mackenzie Investment Management Inc. (1994-present);  Senior
Boca Raton,  FL 33432                                                 Vice   President,   Finance  and   Administration/Compliance
                                                                      Officer of Mackenzie Investment Management Inc. (1989-1994);
                                                                      Senior Vice President,  Secretary/Treasurer and Clerk of Ivy
                                                                      Management,   Inc.   (1989-1994);   Senior  Vice  President,
                                                                      Secretary/Treasurer  of  Mackenzie  Ivy Funds  Distribution,
                                                                      Inc.  (1993-  1994);  Secretary/Treasurer  and  Director  of
                                                                      Mackenzie Ivy Investor Services Corp. (1993-1994); Secretary
                                                                      of Mackenzie Series Trust  (1993-1994);  Secretary/Treasurer
                                                                      and  Director  of  Mackenzie  Ivy  Investor  Services  Corp.
                                                                      (1993-present);  Secretary/Treasurer  of The Mackenzie Funds
                                                                      Inc. (1993- 1995);  Secretary/Treasurer  of Mackenzie Series
                                                                      Trust  (1994-present);  Secretary  of Ivy Fund  (1993-1994);
                                                                      Secretary/Treasurer of Ivy Fund (1994-present).

     As of September 29, 1995, all Trustees and executive officers of the Trust as a group owned beneficially or of record 1.8% of the outstanding Class A and Class B shares of the Fund.

PERSONAL INVESTMENTS BY EMPLOYEES OF THE ADVISER

     Employees of MIMI are permitted to make personal securities transactions, subject to requirements and restrictions set forth in MIMI's Code of Ethics. The Code of Ethics contains provisions and requirements designed to identify and address certain conflicts of interest between personal investment activities and the interests of investment advisory clients such as the Fund. Among other things, the Code of Ethics, which generally complies with standards recommended by the Investment Company Institute's Advisory Group on Personal Investing, prohibits certain types of transactions absent prior approval, imposes time periods during which personal transactions may not be made in certain securities, and requires the submission of duplicate broker confirmations and monthly reporting of securities transactions. Additional restrictions apply to portfolio managers, traders, research analysts and others involved in the investment advisory process. Exceptions to these and other provisions of the Code of Ethics may be granted in particular circumstances after review by appropriate personnel.

                                                  COMPENSATION TABLE
                                   (for the calendar year ending December 31, 1995)
                                   ------------------------------------------------


                                                        PENSION OR
                                                        RETIREMENT                 ESTIMATED                TOTAL
                               AGGREGATE                BENEFITS                   ANNUAL                   COMPENSA-
                               COMPENSA-                ACCRUED AS                 BENEFITS                 TION FROM
NAME,                          TION FROM                PART OF FUND               UPON                     TRUST PAID
POSITION                       TRUST                    EXPENSES                   RETIREMENT               TO TRUSTEE
--------                       -----                    --------                   ----------               ----------
John S.                        888                      N/A                        N/A                      888
Anderegg, Jr.
 (Trustee)

Paul H.                        888                      N/A                        N/A                      888
Broyhill
 (Trustee)

Stanley                        8,000                    N/A                        N/A                      8,000
Channick
 (Trustee)

Frank W.
DeFriece, Jr.                  888                      N/A                        N/A                      888
 (Trustee)

Roy J. Glauber                 8,000                    N/A                        N/A                      8,000
 (Trustee)

Michael G.
Landry                         -0-                      N/A                        N/A                      -0-
 (Trustee and
 President)

Joseph G.                      888                      N/A                        N/A                      888
Rosenthal
 (Trustee)

J. Brendan Swan                888                      N/A                        N/A                      888
 (Trustee)

Keith J.                       -0-                      N/A                        N/A                      -0-
Carlson
 (Vice
 President)

C. William                     -0-                      N/A                        N/A                      -0-
Ferris
 (Secretary/
 Treasurer)

                     INVESTMENT ADVISORY AND OTHER SERVICES

BUSINESS MANAGEMENT AND INVESTMENT ADVISORY SERVICES

     Mackenzie Investment Management Inc. ("MIMI") provides business management and investment advisory services to the Fund pursuant to a Business Management and Investment Advisory Agreement (the "Agreement"). The Agreement was approved by the Board of Trustees for the Fund on November 19, 1993, including a majority of the Trustees who neither are "interested persons" (as defined in the 1940
Act) of the Trust nor have any direct or indirect financial interest in the operation of the distribution plans described below (see "Distribution Services") or in any related agreement (the "Independent Trustees'). The Agreement was approved by the initial shareholder of the Fund on March 31, 1994. The continuation of the Agreement was last approved on August 26, 1995 by the Board of Trustees, including the Independent Trustees. MIMI is a subsidiary of Mackenzie Financial Corporation ("MFC"), 150 Bloor Street West, Toronto, Ontario, Canada, a public corporation organized under the laws of Ontario whose shares are listed for trading on The Toronto Stock Exchange. MFC is registered in Ontario as a mutual fund dealer.

     Under the Agreement, MIMI makes investments for the account of the Fund in accordance with its best judgment and within the investment objectives and restrictions set forth in the Prospectus, the 1940 Act and the provisions of the Code relating to regulated investment companies, subject to policy decisions adopted by the Trust's Board of Trustees. MIMI also provides an investment program, determines the securities to be purchased or sold by the Fund and places orders with brokers or dealers who deal in such securities.

     MIMI also provides certain business management services pursuant to the Agreement. MIMI is obligated to (1) coordinate with the Fund's custodian and transfer agent and monitor the services they provide to the Fund; (2) coordinate with and monitor any other third parties furnishing services to the Fund; (3) provide the Fund with any necessary office space, telephones and other communications facilities; (4) provide the services of individuals competent to perform administrative and clerical functions that are not performed by employees or other agents engaged by the Fund or by MIMI acting in some other capacity pursuant to a separate agreement or arrangement with the Fund; (5) maintain or supervise the maintenance by third parties of such books and records of the Trust as may be required by applicable Federal or state law; (6) authorize and permit MIMI's directors, officers and employees who may be elected or appointed as trustees or officers of the Trust to serve in such capacities; and (7) take such other action with respect to the Trust, after approval by the Trust, as may be required by applicable law, including without limitation the rules and regulations of the SEC and of state securities commissions and other regulatory agencies.

     For MIMI's services under the Agreement, the Fund pays MIMI a monthly fee at an annual rate of 0.55% of the Fund's average daily net assets. For the fiscal year ended June 30, 1995 and the period from April 1, 1994 (commencement) to June 30, 1994, the Fund paid MIMI $35,302 and $2,538, respectively.

     The Trust pays the following expenses under the Agreement: (1) the fees and expenses of the Trust's Independent Trustees; (2) the salaries and expenses of any of the Trust's officers or employees who are not affiliated with MIMI; (3) interest expenses; (4) taxes and governmental fees, including any original issue taxes or transfer taxes applicable to the sale or delivery of shares or certificates therefor; (5) brokerage commissions and other expenses incurred in acquiring or disposing of portfolio securities; (6) the expenses of registering and qualifying shares for sale with the SEC and with various state securities commissions; (7) accounting and legal costs; (8) insurance premiums; (9) fees and expenses of the Trust's Custodian and Transfer Agent and any related services; (10) expenses of obtaining quotations of portfolio securities and of pricing shares; (11) expenses of maintaining the Trust's legal existence and of shareholders' meetings; (12) expenses of preparation and distribution to existing shareholders of periodic reports, proxy materials and prospectuses; and
(13) fees and expenses of membership in industry organizations.

     MIMI voluntarily limits total Fund expenses (excluding interest, 12b-1 fees, taxes, brokerage commissions, litigation and indemnification expenses, and other extraordinary expenses) to an annual rate of 0.64% of the Fund's average daily net assets. As long as the Fund's expense limitation continues, it may lower the Fund's expenses and increase its yield. The Fund's expense limitation may be terminated or revised at any time, at which time the Fund's expenses may increase and its yield may be reduced, depending on the total assets of the Fund. If the Fund's expense limitation is terminated, MIMI will comply with any applicable state regulations, which may require MIMI to make reimbursements to the Fund in the event that the Fund's aggregate operating expenses, including the management and advisory fee and shareholder and administrative services fee, but generally excluding interest, taxes, brokerage commissions and extraordinary expense, are in excess of specific applicable limitations. At the present time, the most restrictive state expense limitation provision limits the Fund's annual expenses (excluding interest, taxes, distribution expenses, brokerage commissions and extraordinary expenses, and other expenses subject to approval by state securities administrators) to 2.5% of the first $30 million of its average daily net assets, 2.0% of the next $70 million of its average daily net assets and 1.5% of its average daily net assets over $100 million. For the fiscal year ended June 30, 1995, voluntary expense reimbursements for the Fund were $76,855.

     The Agreement will continue in effect with respect to the Fund for more than its initial two-year period only so long as the continuance is specifically approved at least annually (i) by the vote of a majority of the Independent
Trustees, and (ii) either (a) by the vote of a majority of the Fund's outstanding voting securities (as defined in the 1940 Act), or (b) by the vote of a majority of the entire Board of Trustees. If the question of continuance of the Agreement (or adoption of any new agreement) is presented to the Fund's shareholders, continuance (or adoption) shall be effected only if approved by the affirmative vote of a majority of the Fund's outstanding voting securities. See "Capitalization and Voting Rights." The Agreement may be terminated with respect to the Fund at any time, without payment of any penalty, by the vote of a majority of the Board of Trustees, or by the vote of a majority of the Fund's outstanding voting securities, on 60 days' written notice to MIMI, or by MIMI on 60 days' written notice to the Trust. The Agreement shall terminate automatically in the event of its assignment. MIMI and MFC reserve all rights in the name "Mackenzie" and permit the use of the name "Mackenzie" or any name derived from the name "Mackenzie" by the Fund and the Trust only so long as the Agreement or any extension, renewal or amendment thereof remains in effect.

DISTRIBUTION SERVICES

     Mackenzie Ivy Funds Distribution, Inc. ("MIFDI"), a wholly owned subsidiary of MIMI, serves as the exclusive distributor of the Class A and Class B shares of the Fund pursuant to an Amended and Restated Distribution Agreement with the Trust dated April 1, 1994 (the "Distribution Agreement"). 1[Effective October 1, 1993, MIFDI succeeded to and is continuing MIMI's broker-dealer activities. The provisions of the Fund's previous Distribution Agreements with MIMI remain unchanged by the succession.] The Distribution Agreement does not obligate MIFDI to sell any specific amount of Fund shares. The Distribution Agreement will continue in effect for successive one-year periods, provided that such continuance is specifically approved at least annually by the vote of a majority of the Independent Trustees, cast in person at a meeting called for that purpose and by the vote of either a majority of the entire Board of Trustees or a majority of the outstanding voting securities of the Fund. The Distribution Agreement may be terminated with respect to the Fund at any time, without payment of any penalty, by MIFDI on 60 days' written notice to the Fund, or by the Fund by vote of either a majority of the outstanding voting securities of the Fund or a majority of the Independent Trustees on 60 days' written notice to MIFDI. The Distribution Agreement shall terminate automatically in the event of its assignment.

     Under the terms of the Distribution Agreement, MIFDI is entitled to deduct a contingent deferred sales charge on the redemption of Class B shares of the Fund in the manner set forth in the Prospectus. MIFDI may reallow all or a portion of the contingent deferred sales charge to dealers as MIFDI may determine from time to time. During the fiscal year ended June 30, 1995, MIFDI received $24,940 in contingent deferred sales charges on redemptions of Class B shares of the Fund. During the period from April 1, 1994 (commencement) to June 30, 1994, MIFDI received no contingent deferred sales charges on redemptions of Class B shares of the Fund.

     MIFDI is also entitled under the Distribution Agreement to deduct a commission on all Class A Fund shares sold equal to the difference, if any, between the public offering price, as set forth in the Fund's then-current Prospectus, and the net asset value on which such price is based. Out of such commission, MIFDI may allow to dealers such concession as MIFDI may determine from time to time. During the fiscal year ended June 30, 1995 and the period from April 1, 1994 (commencement) to June 30, 1994, MIFDI received $39,506 and $55,101, respectively, in commissions from sales of Class A shares of the Fund, of which $9,322 and $6,924, respectively, was retained after dealers' reallowances.

     RULE 18F-3 PLAN. On February 23, 1995, the SEC adopted Rule 18f-3 under the 1940 Act, which permits a registered open-end investment company whose shares are registered on Form N-1A to issue multiple classes of shares in accordance with a written plan approved by the investment company's board of directors/trustees and filed with the SEC. At a meeting held on December 1-2, 1995, the Board of Trustees of the Trust adopted a multi-class plan (the "Rule 18f-3 plan") on behalf of the Fund. The key features of the Rule 18f-3 plan are as follows: (i) shares of each class of the Fund represent an equal pro rata interest in the Fund and generally have identical voting, dividend, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications, terms and conditions, except that each class bears certain class-specific expenses and has separate voting rights on certain matters that relate solely to that class or in which the interests of shareholders of one class differ from the interests of shareholders of another class; (ii) subject to certain limitations described in the Prospectus, shares of a particular class of the Fund may be exchanged for shares of the same class of another Ivy or Mackenzie fund; and (iii) the Fund's Class B shares will convert automatically into Class A shares of the Fund after a period of eight years, based on the relative net asset value of such shares at the time of conversion.

CLASS A AND CLASS B DISTRIBUTION PLANS

     As described in the Prospectus, the Fund has adopted pursuant to Rule 12b-1 under the 1940 Act separate distribution plans pertaining to its Class A and Class B shares (the "Class A Plan" and the "Class B Plan," collectively, the "Plans"). In adopting each Plan, a majority of the Independent Trustees have concluded in conformity with the requirements of the 1940 Act that there is a reasonable likelihood that the Plan will benefit the Fund and its shareholders. The Trustees of the Trust believe that the Plans should result in greater sales and/or fewer redemptions of Fund shares, although it is impossible to know for certain the level of sales and redemptions of Fund shares in the absence of a Plan or under an alternative distribution arrangement.

     Under the Fund's Class A and Class B Plans, the Fund pays MIFDI a service fee, accrued daily and paid monthly, at the annual rate of up to 0.25% of the average daily net assets attributable to its Class A shares or Class B shares, as the case may be. The services for which service fees may be paid include, among other services, advising clients or customers regarding the purchase, sale or retention of Fund shares, answering routine inquiries concerning the Fund and assisting shareholders in changing options or enrolling in specific plans. Pursuant to these Plans, service fee payments made out of or charged against the assets attributable to the Fund's Class A or Class B shares must be in reimbursement for services rendered for or on behalf of that class of the Fund. The expenses not reimbursed in any one given month may be reimbursed in a subsequent month. The Class A Plan does not provide for the payment of interest or carrying charges as distribution expenses.

     The Fund also pays to MIFDI a distribution fee based on the average daily net assets attributable to its Class B shares, accrued daily and paid monthly at the annual rate of 0.50%. MIFDI may reallow all or a portion of the service and distribution fees to dealers as MIMI may determine from time to time. The distribution fee compensates MIFDI for expenses incurred in connection with activities primarily intended to result in the sale of Class B shares of the Fund, including the printing of prospectuses for persons other than shareholders and the preparation, printing and distribution of sales literature and advertising materials. Pursuant to the Fund's Class B Plan, MIFDI may include interest, carrying or other finance charges in its calculation of Class B distribution expenses, if not prohibited from doing so pursuant to an order of or a regulation adopted by the SEC. The SEC order permitting the imposition of a contingent deferred sales charge on Class B shares does not currently permit MIFDI to recover such charges.

     Among other things, each Plan provides that (1) MIFDI will submit to the Board of Trustees of the Trust at least quarterly, and the Trustees will review, written reports regarding all amounts expended under the Plan and the purposes for which such expenditures were made; (2) the Plan will continue in effect only so long as such continuance is approved at least annually, and any material amendment thereto is approved, by the votes of a majority of the Trust's Board of Trustees, including the Independent Trustees, cast in person at a meeting called for that purpose; (3) payments by the Fund under the Plan shall not be materially increased without the affirmative vote of the holders of a majority of the outstanding shares of the relevant class; and (4) while the Plan is in effect, the selection and nomination of Trustees who are not "interested persons" (as defined in the 1940 Act) of the Trust shall be committed to the discretion of the Trustees who are not "interested persons" of the Trust.

     MIFDI may make payments for distribution assistance and for administrative and accounting services from resources that may include the management fees paid to MIMI by the Fund. MIFDI also may make payments (such as the service fee payments described above) to unaffiliated broker-dealers for services rendered in the distribution of the Fund's shares. To qualify for such payments, shares may be subject to a minimum holding period. However, no such payments will be made to any dealer or broker, if at the end of each year the amount of shares held does not exceed a minimum amount. The minimum holding period and minimum level of holdings will be determined from time to time by MIFDI.

     Each Plan may be amended at any time with respect to the class of shares of the Fund to which the Plan relates by vote of the Trustees, including a majority of the Independent Trustees, cast in person at a meeting called for the purpose of considering such amendment. Each Plan may be terminated with respect to the class of shares of the Fund to which the Plan relates at any time, without payment of any penalty, by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding voting securities of that class.

     RULE 12B-1 PAYMENTS BY THE FUND FOR DISTRIBUTION-RELATED SERVICES: For the period from April 1, 1994 (commencement) to June 30, 1994, the Fund paid MIFDI $771 and $1,139 pursuant to the Class A and Class B plans, respectively. For the fiscal year ended June 30, 1995, the Fund paid MIFDI $9,998 and $18,151 pursuant to the Class A and Class B plans, respectively.

     DISTRIBUTION-RELATED EXPENSES BORNE BY MIFDI: During the fiscal year ended June 30, 1995, MIFDI expended the following amounts in marketing Class A and Class B shares of the Fund: advertising, $523 and $289, respectively; printing and mailing of prospectuses to persons other than current shareholders, $10,343 and $5,722, respectively; compensation to dealers, $9,442 and $5,224, respectively; compensation to sales personnel, $6,251 and $3,459, respectively; seminars and meetings, $2,360 and $1,306, respectively; travel and entertainment, $1,720 and $951, respectively; general and administrative, $2,723 and $1,507, respectively; telephone, $218 and $121, respectively; and occupancy and equipment rental, $532 and $294, respectively.

CUSTODIAN

     Brown Brothers Harriman & Co., a private bank and member of the principal securities exchanges, located at 40 Water Street, Boston, Massachusetts 02109 (the "Custodian"), has been retained to act as Custodian of the Trust's investments. Its primary responsibility is to maintain custody of the cash and securities in the Fund's portfolio. Brown Brothers may receive, as partial payment for its services, a portion of the Trust's brokerage business, subject to its ability to provide best price and execution. The First National Bank of Boston, One Financial Center, Boston, Massachusetts 02111, served as the Trust's custodian until May 31, 1993.

FUND ACCOUNTING

     Pursuant to the Fund Accounting Services Agreement dated July 1, 1991 (effective March 31, 1994 with respect to the Fund), MIMI provides certain accounting and pricing services for the Fund. As compensation for such services, the Fund pays MIMI a monthly fee plus out-of-pocket expenses as incurred. The monthly fee is based on the net assets of the Fund at the preceding month end at the following rates: $1,000 when the net assets are less than $20 million; $1,500 when the net assets are $20 to $75 million; $4,000 when the net assets are $75 to $100 million; and $6,000 when the net assets are over $100 million. For the fiscal year ended June 30, 1995 and the period from April 1, 1994 (commencement) to June 30, 1994, the Fund paid $13,606 and $2,906, respectively, to MIMI pursuant to the agreement.

TRANSFER AND DIVIDEND PAYING AGENT

     Mackenzie Ivy Investor Services Corp. ("MIISC," or the "Transfer Agent") acts as the Trust's transfer agent and dividend paying agent pursuant to a Transfer Agency and Shareholder Services Agreement. For transfer agency and shareholder services, the Fund pays MIISC an annual fee of $20.75 per open account and $4.36 for each account that is closed. In addition, the Fund reimburses MIISC monthly for out-of-pocket expenses.

ADMINISTRATOR

     MIMI provides various administrative services to the Trust pursuant to an Administrative Services Agreement. A description of these services and related fees is provided in the Fund's Prospectus.

AUDITORS

     Coopers & Lybrand L.L.P., independent certified public accountants, 200 East Las Olas Boulevard, Suite 1700, Ft. Lauderdale, Florida 33301, has been selected as auditors for the Trust. The audit services performed by Coopers & Lybrand L.L.P. include audits of the annual financial statements of each of the funds of the Trust. Other services provided primarily relate to filings with the SEC and the review of the Trust's tax returns.

                        CAPITALIZATION AND VOTING RIGHTS

     The capitalization of the Trust consists of an unlimited number of shares of beneficial interest with a par value of $0.001 per share. When issued, shares of each Class of the Fund are fully paid, non-assessable, redeemable and fully transferable. No class of shares of the Fund has preemptive rights or subscription rights.

     The Declaration of Trust permits the Trustees to create separate series or portfolios and to divide any series or portfolio into one or more classes. The Trustees have authorized five series, each of which represents a fund. The Trustees have further authorized the issuance of Classes A and B shares for the Fund.

     Shareholders have the right to vote for the election of Trustees of the Trust and on any and all matters on which they may be entitled to vote by law or by the provisions of the Trust's By-Laws. Shares of each class of a particular fund entitle their holders to one vote per share (with proportionate voting for fractional shares). On matters affecting only one fund, only the shareholders of that fund are entitled to vote. All classes of shares of the Fund will vote together, except with respect to the distribution plan applicable to its Class A or Class B shares or when a class vote is required by the 1940 Act. On matters relating to all funds, but affecting each fund differently, separate votes by the shareholders of the funds are required. Approval of an investment advisory agreement and a change in fundamental policies would be regarded as matters requiring separate voting by the shareholders of the funds. If the Trustees determine that a matter does not affect the interests of a particular fund, then the shareholders of that fund will not be entitled to vote on that matter. Matters that affect the Trust in general, such as ratification of the selection of independent public accountants, will be voted upon collectively by the shareholders of all of the funds that comprise the Trust.

     As used in this SAI and the Prospectus, the phrase "majority vote of the outstanding shares" of the Fund means the vote of the lesser of: (1) 67% of the shares of the Fund (or of the Trust) present at a meeting if the holders of more than 50% of the outstanding shares are present in person or by proxy; or (2) more than 50% of the outstanding shares of the Fund (or of the Trust). With respect to the submission to shareholder vote of a matter requiring separate voting by the Fund, the matter shall have been effectively acted upon with respect to the Fund if a majority of the outstanding voting securities of the Fund votes for the approval of the matter, notwithstanding that: (1) the matter has not been approved by a majority of the outstanding voting securities of any other fund of the Trust; or (2) the matter has not been approved by a majority of the outstanding voting securities of the Trust. The Trust's shares do not have cumulative voting rights and accordingly the holders of more than 50% of the outstanding shares could elect the entire Board of Trustees, in which case the holders of the remaining shares would not be able to elect any Trustees.

     Under Massachusetts law, the Trust's shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Amended and Restated Declaration of Trust disclaims liability of the shareholders, Trustees or officers of the Trust for acts or obligations of the Trust, which are binding only on the assets and property of the Trust, and requires that notice of the disclaimer be given in each contract or obligation entered into or executed by the Trust or its Trustees. The Amended and Restated Declaration of Trust provides for indemnification out of Fund property for all losses and expenses of any shareholder of a fund held personally liable for the obligations of that fund. The risk of a shareholder of the Trust incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust itself would be unable to meet its obligations and, thus, should be considered remote.

     PRINCIPAL HOLDERS OF SECURITIES: To the knowledge of the Trust, as of September 29, 1995, no shareholder owned beneficially or of record 5% or more of the Fund's outstanding shares, except that of the outstanding Class B shares of the Fund, Smith Barney Inc., 388 Greenwich Street, New York, New York 10013, owned of record 10,178.219 shares (5.81%).

                                 NET ASSET VALUE

     The market price of the Fund share is its net asset value. The net asset value per share is calculated separately for the Fund, and is computed by dividing the value of the assets of the Fund, less its liabilities, by the number of shares of the Fund outstanding. The Fund's liabilities are allocated between its Classes. The total of such liabilities allocated to a Class plus that Class's distribution fee and any other expenses specially allocated to that Class are then deducted from the proportionate interest of the Class in the Fund's assets, and the resulting amount for each Class is divided by the number of shares of that Class outstanding to produce the net asset value per share.

     Portfolio securities are valued and net asset value per share is determined as of the close of regular trading on the New York Stock Exchange (the "Exchange") (normally 4:00 p.m., eastern time) on each day the Exchange is open for trading. The Trust's offices will be closed, and net asset value will not be calculated on the following national business holidays: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Veterans Day, Thanksgiving Day and Christmas Day. On any day on which either or both of the Fund's Custodian or the Exchange close early as a result of such day being a partial holiday or otherwise, the Fund reserve the right to advance the time on that day by which purchase and redemption requests must be received.

     Municipal securities held by the Fund are valued through a pricing service and/or in accordance with procedures approved by the Board of Trustees.
Valuations furnished by a pricing service are based on a computerized matrix system and/or appraisals based in each case upon information concerning market transactions and quotations from recognized municipal securities dealers. In valuing the Fund's municipal securities, the pricing service considers factors such as yields or prices of municipal bonds of comparable quality, type of issue, coupon, maturity and rating, indications as to value from dealers, and general market conditions. The Trust's officers, under the general supervision of the Board of Trustees, will regularly review procedures used and valuations provided by the pricing service.

     Taxable securities held by the Fund for which market quotations are readily available will be valued at market value, which is the last reported sale price or, at the mean between the latest available bid and asked prices. The Board of Trustees has determined that securities having 60 days or less remaining to maturity will be valued at their amortized cost, which approximates market value when such amortized cost is believed to reflect the fair market value of such securities.

     The sale of the Fund's shares will be suspended during any period when the determination of its net asset value is suspended pursuant to rules or orders of the SEC, and may be suspended by the Board of Trustees whenever in its judgment it is in the best interest of the Fund to do so.

                               PORTFOLIO TURNOVER

     A change in securities held by a Fund is known as "portfolio turnover" and may involve the payment by the Fund of dealer markup or underwriting commission and other transaction costs on the sale of securities, as well as on the reinvestment of the proceeds in other securities. The Fund's portfolio turnover rate is calculated by dividing the lesser of purchases or sales of portfolio securities for the most recently completed fiscal year by the monthly average of the value of the portfolio securities owned by the Fund during that year. For purposes of determining the Fund's portfolio turnover rate, all securities whose maturities at the time of acquisition were one year or less are excluded. The Fund's portfolio turnover rate for the period from April 1, 1994 (commencement) to June 30, 1994 and for the fiscal year ended June 30, 1995 were 0% and 164%, respectively. It should be noted, however, that most of the transactions represented in the high portfolio turnover rate were transactions effected between funds of the Trust, for which transactions there were no brokerage commissions or other transaction costs. A portfolio turnover rate that exceeds 100% usually involves correspondingly higher brokerage commissions and other transaction costs, which are borne directly by the Fund. In addition, any net short-term gains realized from portfolio transactions would be taxable to shareholders as ordinary income.

                                   REDEMPTIONS

     Shares of the Fund are redeemed at their net asset value next determined after a redemption request in proper form has been received by MIISC, less any applicable contingent deferred sales charge.

     Unless a shareholder requests that the proceeds of any redemption be wired to his or her bank account, payment for shares tendered for redemption is made by check within seven days after tender in proper form, except that the Trust reserves the right to suspend the right of redemption or to postpone the date of payment upon redemption, to the extent permitted by Federal securities laws, (i) for any period during which the New York Stock Exchange is closed (other than customary weekend and holiday closing) or during which trading on the Exchange is restricted, (ii) for any period during which an emergency exists as determined by the SEC as a result of which disposal of securities owned by the Fund is not reasonably practicable or it is not reasonably practicable for the Fund fairly to determine the value of its net assets, or (iii) for such other periods as the SEC may by order permit for the protection of the Fund's shareholders.

     Under unusual circumstances, when the Board of Trustees deems it in the best interest of the Fund's shareholders, the Fund may make payment for shares repurchased or redeemed, in whole or in part, in securities of the Fund taken at current value. If any such redemption in kind is to be made, the Fund intends to make an election pursuant to Rule 18f-1 under the 1940 Act. This will require the Fund to redeem with cash at a shareholder's election in any case where the redemption involves less than $250,000 (or 1% of the Fund's net asset value at the beginning of each 90-day period during which such redemptions are in effect, if that amount is less than $250,000). If payment is made in the form of Fund securities, the redeeming shareholder may incur brokerage costs in converting such securities to cash.

     Subject to state law restrictions, the Trust may redeem those accounts of shareholders who have maintained an investment, including sales charges paid, of less than $1,000 in the Fund for a period of more than 12 months. All accounts below that minimum will be redeemed simultaneously when MIMI deems it advisable. The $1,000 balance will be determined by actual dollar amounts invested by the shareholder, unaffected by market fluctuations. The Trust will notify any such shareholder by certified mail of its intention to redeem such account, and the shareholder shall have 60 days from the date of such letter to invest such additional sum as shall raise the value of such account above that minimum. Should the shareholder fail to forward such sum within 60 days of the date of the Trust's letter of notification, the Trust will redeem the shares held in such account and transmit the redemption in value thereof to the shareholder.
However, those shareholders who are investing pursuant to the Automatic Investment Method will not be redeemed automatically unless they have ceased making payments pursuant to the plan for a period of at least six consecutive months, and these shareholders will be given six months' notice by the Trust before such redemption. Shareholders in a qualified retirement, pension or profit sharing plan who wish to avoid tax consequences would have to "rollover" any sum so redeemed into another qualified plan within 60 days. The Trustees of the Trust may change the minimum account size.

     If a shareholder has given authorization for telephonic redemption privilege, shares can be redeemed and proceeds sent by Federal wire to a single previously designated bank account. Delivery of the proceeds of a wire redemption request of $250,000 or more may be delayed by the Fund for up to seven days if deemed appropriate under then current market conditions. The Trust reserves the right to change this minimum or to terminate the telephonic redemption privilege without prior notice. The Trust cannot be responsible for the efficiency of the Federal wire system of the shareholder's dealer of record or bank. The shareholder is responsible for any charges by the shareholder's bank.

     The Fund employ reasonable procedures that require personal identification prior to acting on redemption or exchange instructions communicated by telephone to confirm that such instructions are genuine. In the absence of such procedures, the Fund may be liable for any losses due to unauthorized or fraudulent telephone instructions.

                          CONVERSION OF CLASS B SHARES

     As described in the Prospectus, Class B shares of the Fund will convert automatically to Class A shares, based on the relative net asset values per share of the two Classes, as of the close of business on the first business day after the last day of the calendar quarter in which the eighth anniversary of the initial issuance of such Class B shares of the Fund occurs. For the purpose of calculating the holding period required for conversion of Class B shares, the date of initial issuance shall mean: (i) the date on which such Class B shares were issued, or (2) for Class B shares obtained through an exchange, or a series of exchanges, (subject to the exchange privileges for Class B shares) the date on which the original Class B shares were issued. For purposes of conversion of Class B shares, Class B shares purchased through the reinvestment of dividends and capital gain distributions paid in respect of Class B shares will be held in a separate sub-account. Each time any Class B shares in the shareholder's regular account (other than those shares in the sub-account) convert to Class A shares, a pro rata portion of the Class B shares in the sub-account will also convert to Class A shares. The portion will be determined by the ratio that the shareholder's Class B shares converting to Class A shares bears to the shareholder's total Class B shares not acquired through the reinvestment of dividends and capital gain distributions.

                                    TAXATION

     The following is a general discussion of certain tax rules thought to be applicable with respect to the Fund. It is merely a summary and is not an exhaustive discussion of all possible situations or of all potentially applicable taxes. Accordingly, shareholders and prospective shareholders should consult a competent tax advisor about the tax consequences to them of investing in any Fund.

GENERAL

     The Fund  intends  to  continue  to  qualify  and elect to be  treated as a regulated investment company under Subchapter M of the Code. In order to qualify, the Fund must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock, securities, or foreign currencies, or other income (including but not limited to gains from options, futures, and forward contracts) derived with respect to its business of investing in such stock, securities or currencies; (b) derive in each taxable year less than 30% of its gross income from the sale or other disposition of certain assets (namely (i) stock or securities, (ii) options, futures, and forward contracts (other than those on foreign currencies), and (iii) foreign currencies (including options, futures, and forward contracts on such currencies) not directly related to the Fund's principal business of investing in stocks or securities (or options and futures with respect to stocks and securities)) held less than three months (the "30% Limitation"); and (c) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund's assets is represented by cash, U.S. Government securities, the securities of other regulated investment companies, and other securities, with such other securities of any one issuer limited for purposes of this calculation to an amount not greater than 5% of the Fund's assets and 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in securities of any other issuer (other than U.S. Government securities and the securities of other regulated investment companies).

     As a regulated investment company, the Fund generally will not be subject to U.S. Federal income tax on its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses) and net capital gains (net long-term capital gains in excess of net short-term capital losses) that it distributes to shareholders, if at least 90% of both its investment company taxable income and its net tax-exempt interest income for the taxable year is distributed. The Fund intends to distribute such income.

     Amounts, other than tax-exempt interest, not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax. To avoid that tax, the Fund must distribute during each calendar year an amount equal to (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the twelve-month period ending on October 31 of the calendar year, and (3) all ordinary income and capital gains for previous years that were not distributed during such years. A distribution, including an "exempt-interest dividend," will be treated as paid on December 31 of the current calendar year if it is declared by the Fund in October, November or December of that year to shareholders of record at some date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taken into account by shareholders in the calendar year the distributions are declared, rather than the calendar year in which the distributions are received.

     The Fund may enter into put transactions with respect to municipal obligations it holds. The IRS has issued published and private rulings concerning the treatment of such put transactions for Federal income tax purposes. The Fund's situation is distinguishable from those addressed in these rulings; thus, there can be no assurance that the Fund will be treated as the owner of the municipal obligations subject to the puts or that the interest on such obligations received by the Fund will be exempt from Federal income tax. If the Fund is not treated as the owner of the municipal obligations subject to the puts, distributions of income derived from such obligations would be taxed as ordinary income.

DISCOUNT

     Certain of the bonds purchased by the Fund may be treated as bonds that were originally issued at a discount. Original issue discount represents interest for Federal income tax purposes and can generally be defined as the difference between the price at which a security was issued and its stated redemption price at maturity. Original issue discount is treated for Federal income tax purposes as income earned by the Fund, although no cash is actually received by the Fund, and therefore is subject to the distribution requirements of the Code. The amount of income earned by the Fund generally is determined on the basis of a constant yield to maturity that takes into account the semi-annual compounding of accrued interest.

     In addition, some of the bonds may be purchased by the Fund at a discount that exceeds the original issue discount on such bonds, if any. This additional discount represents market discount for Federal income tax purposes. The gain realized on the disposition of any bond, including a tax-exempt bond, having market discount will be treated as ordinary income to the extent it does not exceed the accrued market discount on such bond (unless the Fund elects for all its debt securities acquired after the first day of the first taxable year to which the election applies having a fixed maturity date of more than one year from the date of issue to include market discount in income in tax years to which it is attributable). Generally, market discount accrues on a daily basis for each day the bond is held by the Fund at a constant rate over the time remaining to the bond's maturity.

DISTRIBUTIONS

     The Fund intends to qualify to pay "exempt-interest dividends" to its shareholders but there is no guarantee that the Fund will so qualify. The Fund will be so qualified if, at the close of each quarter of its taxable year, at least 50% of the value of its total assets consist of state and municipal securities on which interest payments are exempt from Federal income tax and such interest payments when distributed are designated as exempt-interest dividends by the Fund. Exempt-interest dividends are excludable from a shareholder's gross income for Federal income tax purposes. Exempt-interest dividends, however, must be taken into account by shareholders in determining whether their total incomes are large enough to result in taxation of up to 85% of their social security benefits or certain railroad retirement benefits. Exempt-interest dividends that are attributable to certain private activity bonds may constitute an item of tax preference for purposes of the alternative minimum tax. For corporate shareholders, exempt-interest dividends may comprise all or part of an adjustment to alternative minimum taxable income, which may result in the imposition or increase in such tax. The Fund will inform shareholders annually as to the portion of the distributions from the Fund that constituted exempt-interest dividends.

     Distributions of investment company taxable income are taxable to a U.S. shareholder as ordinary income, whether paid in cash or shares. Because no portion of the Fund's income is expected to consist of dividends paid by U.S. corporations, no portion of the dividends paid by the Fund is expected to be eligible for the corporate dividends-received deduction. Distributions of net capital gains, if any, that are designated as capital gain dividends are taxable as long-term capital gains, whether paid in cash or in shares, regardless of how long the shareholder has held the Fund's shares, and are not eligible for the dividends received deduction. The tax treatment of distributions from the Fund is the same whether the dividends are received in cash or in additional shares. Shareholders receiving distributions in the form of newly issued shares will have a cost basis in each share received equal to the net asset value of a share of the Fund on the reinvestment date. A distribution of an amount in excess of the Fund's current and accumulated earnings and profits will be treated by a shareholder as a return of capital that is applied against and reduces the shareholder's basis in his or her shares. To the extent that the amount of any such distribution exceeds the shareholder's basis in his or her shares, the excess will be treated by the shareholder as gain from a sale or exchange of the shares. Shareholders will be notified annually as to the U.S. Federal tax status of distributions and shareholders receiving distributions in the form of newly issued shares will receive a report as to the net asset value of the shares received.

     If the net asset value of shares is reduced below a shareholder's cost as a result of a distribution by the Fund, such distribution will be taxable (unless it is an exempt-interest dividend) even though it represents a return of invested capital. Investors should be careful to consider the tax implications of buying shares just prior to a distribution. The price of shares purchased at this time may reflect the amount of the forthcoming distribution. Those purchasing just prior to a distribution will receive a distribution that will nevertheless be taxable to them (unless it is an exempt-interest dividend).

     Deductions for interest expense incurred to acquire or carry shares of the Fund may be subject to limitations that reduce, defer, or eliminate such deductions. This includes limitations on deducting interest on indebtedness properly allocable to investment property (which may include shares of the Fund). In addition, a shareholder may not deduct that portion of interest on indebtedness incurred or continued to purchase or carry shares of an investment company paying exempt-interest dividends, which bears the same ratio to the total of such interest as the exempt- interest dividends bear to the total dividends, excluding capital gain dividends received by the shareholder. Under rules issued by the IRS for determining when borrowed funds are considered used for the purposes of purchasing or carrying particular assets, the purchase of shares may be considered to have been with borrowed funds even though the borrowed funds are not directly traceable to the purchase of shares.

     Opinions relating to the validity of municipal securities and the exemption of interest thereon from Federal income tax are rendered by bond counsel to the issuers. The Fund, MIMI, MFC and their affiliates, and the Fund's counsel make no review of proceedings relating to the issuance of state or municipal securities and the bases of such opinions.

DISPOSITION OF SHARES

     Upon a redemption, sale or exchange of his or her shares, a shareholder will realize a taxable gain or loss depending upon his or her basis in the shares. Such gain or loss will be treated as capital gain or loss if the shares are capital assets in the shareholder's hands and will be long-term or short-term, generally depending upon the shareholder's holding period for the shares. Any loss realized on a redemption, sale or exchange will be disallowed to the extent the shares disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a shareholder on the sale of Fund shares held by the shareholder for six months or less will be treated as a long- term capital loss to the extent of any distributions of net capital gains received or treated as having been received by the shareholder with respect to such shares. Any loss realized by shareholder on the redemption, sale or exchange of shares of the Fund with respect to which exempt-interest dividends have been paid will, to the extent of such exempt-interest dividends, be disallowed if such shares have been held by the shareholder for six months or less.

     In some cases, shareholders will not be permitted to take sales charges into account for purposes of determining the amount of gain or loss realized on the disposition of their stock. This prohibition generally applies where (1) the shareholder incurs a sales charge in acquiring the stock of the Fund, (2) the stock is disposed of before the 91st day after the date on which it was acquired, and (3) the shareholder subsequently acquires the stock of the same or another fund and the otherwise applicable sales charge is reduced under a "reinvestment right" received upon the initial purchase of regulated investment company shares. The term "reinvestment right" means any right to acquire stock of one or more Funds without the payment of a sales charge or with the payment of a reduced sales charge. Sales charges affected by this rule are treated as if they were incurred with respect to the stock acquired under the reinvestment right. This provision may be applied to successive acquisitions of Fund shares.

BACKUP WITHHOLDING

     The Fund will be required to report to the IRS all distributions (other than exempt-interest dividends) as well as gross proceeds from the redemption of the Fund's shares, except in the case of certain exempt shareholders. All such reportable distributions and proceeds will be subject to withholding of Federal income tax at a rate of 31% ("backup withholding") in the case of non-exempt shareholders if (1) the shareholder fails to furnish the Fund with and to certify the shareholder's correct taxpayer identification number or social security number; (2) the IRS notifies the shareholder or the Fund that the shareholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect; or (3) when required to do so, the shareholder fails to certify that he or she is not subject to backup withholding. If the withholding provisions are applicable, any such distributions or proceeds, whether reinvested in additional shares or taken in cash, will be reduced by the amounts required to be withheld.

OTHER TAXATION

     The foregoing discussion relates only to U.S. Federal income tax law as applicable to U.S. persons (i.e., U.S. citizens and residents and U.S. corporations, partnerships, trusts and estates). Distributions by the Fund also may be subject to state and local taxes, and their treatment under state and local income tax laws may differ from the U.S. Federal income tax treatment. In certain states, Fund distributions that are derived from interest on obligations of that state or its municipalities or any political subdivisions thereof may be exempt from state and local taxes. Fund distributions that are derived from interest on obligations of the U.S. Government and certain of its agencies, authorities and instrumentalities also may be exempt from state and local taxes in certain states. Under current Florida law, shares of the Fund will be exempt from the Florida intangible personal property tax if, on an annual valuation date, the Fund's portfolio of assets contains only assets that are exempt from the tax, including debt obligations issued by the State of Florida or any of its political subdivisions or municipalities, debt obligations issued by the U.S. Government or its agencies, and money, including money market accounts offered by banks that are deposits of money. If, on the annual valuation date, the Fund's portfolio of assets does not contain only exempt assets, the net asset value of the shares on which the tax is based will be proportionately reduced by that portion of the net asset value that is comprised of debt obligations of the U.S. Government. Shareholders should consult their tax advisers with respect to particular questions of U.S. Federal, state and local taxation. Persons who may be "substantial users" (or "related persons" of substantial users) of facilities financed by industrial development bonds should consult their tax advisers before purchasing shares of the Fund. The term "substantial user" generally includes any "non-exempt person" who regularly uses in his or her trade or business a part of a facility financed by industrial development bonds. Generally, an individual will not be a "related person" of a substantial user under the Code unless the person or his or her immediate family owns directly or indirectly in the aggregate more than a 50% equity interest in the substantial user. Shareholders who are not U.S. persons should consult their tax advisers regarding U.S. and foreign tax consequences of ownership of shares of the Fund, including the likelihood that distributions to them would be subject to withholding of U.S. Federal income tax at a rate of 30% (or at a lower rate under a tax treaty).

                             PERFORMANCE INFORMATION

     Performance information for the separate Classes of Fund shares may be compared, in reports and promotional literature, to: (i) the S&P 500 Index, Dow Jones Industrial Average ("DJIA"), or other unmanaged indices so that investors may compare the Fund's results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general; (ii) other groups of mutual funds tracked by Lipper Analytical Services, a widely used independent research firm that ranks mutual funds by overall performance, investment objectives and assets, or tracked by other services, companies, publications, or other criteria; and (iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the Fund. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses. Performance rankings are based on historical information and are not intended to indicate future performance.

     In addition, the Trust may, from time to time, include various measures of the Fund's performance including the current yield, the tax-equivalent yield and the average annual total return of shares of the Fund in advertisements, promotional literature or reports to shareholders or prospective investors. Such materials may occasionally cite statistics to reflect the Fund's volatility or risk.

     YIELD. Quotations of yield for a specific Class of Shares of the Fund will be based on all investment income attributable to that Class earned during a particular 30-day (or one month) period (including dividends and interest), less expenses attributable to that class accrued during the period ("net Investment Income"), and will be computed by dividing the net Investment Income per share of that Class earned during the period by the maximum offering price per share (in the case of Class A shares) or the net asset value per share (in the case of Class B shares) on the last day of the period, according to the following formula:

                                      6
       YIELD     =  2[({(a-b)/cd} + 1)  -1]

Where:         a =  dividends   and   interest   earned   during  the  period
                    attributable to a specific Class of shares,

               b = expenses accrued for the period attributable to that Class (net of reimbursements),

               c =  the  average   daily  number  of  shares  of  that  Class
                    outstanding during the period that were entitled to receive dividends, and

               d =  the maximum offering price per share (in the case of Class
                    A shares) or the net asset value per share (in the case of Class B shares) on the last day of the period.

     The yield for Class A and Class B shares of the Fund for the 30-day period ended June 30, 1995 were 4.24% and 3.86%, respectively. The yield figures reflect voluntary expense reimbursements by MIMI. Without the voluntary reimbursements, the yield for Class A and Class B shares of the Fund for the same 30-day period would have been 3.04% and 2.66%, respectively.

     TAX-EQUIVALENT YIELD. Tax-equivalent yield for a specific Class of shares of the Fund is the net annualized taxable yield needed to produce a specified tax-exempt yield at a given tax rate based on a specified 30-day (or one month) period assuming semi-annual compounding of income. Tax-equivalent yield is calculated by dividing that portion of the Fund's yield (as computed in the yield description above) that is tax-exempt by one minus a stated income tax rate and adding the product to that portion, if any, of the yield of the Fund that is not tax-exempt. Thus, for example, for the thirty-day period ended December 31, 1994, taxpayers with effective combined federal, state and/or city marginal income tax rates of 28% and 31% would have had to have earned a taxable yield of 5.89% and 6.14% (or 4.22% and 4.41% without the voluntary reimbursements), respectively, to receive after-tax income equal to the 4.24% (or 3.04% without the voluntary reimbursements) tax-free yield of Class A shares of the Fund for that period. For the thirty-day period ended December 31, 1994, taxpayers with effective combined federal, state and/or city marginal income tax rates of 28% and 31% would have had to have earned a taxable yield of 5.36% and 5.59% (or 3.69% and 3.86% without the voluntary reimbursements), respectively, to receive after-tax income equal to the 3.85% (or 2.66% without the voluntary reimbursements) tax-free yield of Class B shares of the Fund for that period. For a more detailed explanation of tax-equivalent yields, see Appendix B of this SAI.

     AVERAGE ANNUAL TOTAL RETURN. Quotations of standardized average annual total return ("Standardized Return") for a specific Class of shares of the Fund will be expressed in terms of the average annual compounded rate of return that would cause a hypothetical investment in that Class of the Fund made on the first day of a designated period to equal the ending redeemable value ("ERV") of such hypothetical investment on the last day of the designated period, according to the following formula:

                            n
                    P(1 + T)  = ERV

Where:         P  = a  hypothetical  initial  payment  of $1,000  to  purchase shares of a specific Class

               T  = the average annual total return of shares of that Class

               n  = the number of years

             ERV  = the  ending  redeemable  value  of a  hypothetical  $1,000 payment made at the beginning of the period.

     For purposes of the above computation for the Fund, it is assumed that all dividends and capital gains distributions made by the Fund are reinvested at net asset value in additional shares of the same Class during the designated period. In calculating the ending redeemable value for Class A shares and assuming complete redemption at the end of the applicable period, the maximum 3.00% sales charge for the Fund is deducted from the initial $1,000 payment and, for Class B shares, the applicable contingent deferred sales charge imposed upon redemption of Class B shares held for the period is deducted. Standardized Return quotations for the Fund do not take into account any required payments for federal or state income taxes. Standardized Return quotations for Class B shares for periods of over eight years will reflect conversion of the Class B shares to Class A shares at the end of the eighth year. Standardized Return quotations are determined to the nearest 1/100 of 1%.

     The Fund may, from time to time, include in advertisements, promotional literature or reports to shareholders or prospective investors total return data that are not calculated according to the formula set forth above ("Non-Standardized Return"). Neither initial nor contingent deferred sales charges are taken into account in calculating Non-Standardized Return; a sales charge, if deducted, would reduce the return.

     The following table summarizes the calculation of Standardized and Non-Standardized Return for Class A and Class B shares of the Fund for the periods indicated. In determining the average annual total return for a specific Class of Fund shares, recurring fees, if any, that are charged to all shareholder accounts are taken into consideration. For any account fees that vary with the size of the account of the Fund, the account fee used for purposes of the following computations is assumed to be the fee that would be charged to the mean account size of the Fund.

                                                                                    NON-STANDARDIZED
                                      STANDARDIZED RETURN[*]                            RETURN[**]
                                      ----------------------                            ----------
                             CLASS A[1]            CLASS B[2]             CLASS A[3]             CLASS B[4]
                             ----------            ----------             ----------             ----------
One year ended
 June 30, 1995:                2.96%                 0.61%                  6.14%                  5.61%

Inception[#] to
 June 30, 1995:                4.12%                 3.00%                  6.72%                  6.20%

-------------------------

[*] The Standardized Return figures for Class A shares reflect the deduction of the maximum initial sales charge of 3.00%. The Standardized Return figures for Class B shares reflect the deduction of the applicable contingent deferred sales charge imposed on a redemption of Class B shares held for the period.

[**] The Non-Standardized Return figures do not reflect the deduction of any initial or contingent deferred sales charge.

[#] The inception date for Class A and Class B shares of the Fund was April 1, 1994.

[1] The Standardized Return figures for Class A shares reflect expense reimbursement. Without expense reimbursement, the Standardized Return for Class A shares for the one year ended June 30, 1995 and the period from inception through June 30, 1995 would have been 1.70% and 2.68%, respectively. (Since the inception date for Class A shares of the Fund was April 1, 1994, there were no Class A shares outstanding for the duration of the five year period ending June 30, 1995.)

[2] The Standardized Return figures for Class B shares reflect expense reimbursement. Without expense reimbursement, the Standardized Return for Class B shares for the one year ended June 30, 1995 and the period from inception through June 30, 1995 would have been (0.62)% and 1.58%, respectively. (Since the inception date for Class B shares of the Fund was April 1, 1994, there were no Class B shares outstanding for the duration of the five year period ending June 30, 1995.)

[3] The Non-Standardized Return figures for Class A shares reflect expense reimbursement. Without expense reimbursement, the Non-Standardized Return for Class A shares for the one year ended June 30, 1995 and the period from inception through June 30, 1995 would have been 4.84% and 5.24%, respectively. (Since the inception date for Class A shares of the Fund was April 1, 1994, there were no Class A shares outstanding for the duration of the five year period ending June 30, 1995.)

[4] The Non-Standardized Return figures for Class B shares reflect expense reimbursement. Without expense reimbursement, the Non-Standardized Return for Class B shares for the one year ended June 30, 1995 and the period from inception through June 30, 1995 would have been 4.32% and 4.73%, respectively. (Since the inception date for Class B shares of the Fund was April 1, 1994, there were no Class B shares outstanding for the duration of the five year period ending June 30, 1995.)

     CUMULATIVE TOTAL RETURN. Cumulative total return is the cumulative rate of return on a hypothetical initial investment of $1,000 in a specific Class of shares of the Fund for a specified period. Cumulative total return quotations reflect changes in the price of the Fund's shares and assume that all dividends and capital gains distributions during the period were reinvested in Fund shares. Cumulative total return is calculated by computing the cumulative rates of return of a hypothetical investment in a specific Class of shares of the Fund over such periods, according to the following formula (cumulative total return is then expressed as a percentage):

                           C = (RV/P) - 1

Where:                     C        =       cumulative total return

                           P        =       a hypothetical initial investment of
                                            $1,000 to purchase shares of a
                                            specific Class

                           ERV      =       ending  redeemable  value:  ERV is
                                            the   value,   at  the  end  of  the
                                            applicable period, of a hypothetical
                                            $1,000   investment   made   at  the
                                            beginning of the applicable period.

     The following table summarizes the calculation of Cumulative Total Return for the periods indicated through June 30, 1995, assuming the maximum 3.00% sales charge has been assessed.

                                                     SINCE
                   ONE YEAR     FIVE YEARS[**]     INCEPTION[*]
                   --------     --------------     ------------
CLASS A            2.96%        N/A                5.13%
CLASS B            0.61%        N/A
                   3.73%

         The following  table  summarizes the  calculation  of Cumulative  Total
Return for the periods indicated through June 30, 1995, assuming the maximum 3.00% sales charge has not been assessed.

                                                     SINCE
                   ONE YEAR     FIVE YEARS[**]     INCEPTION[*]
                   --------     --------------     ------------
CLASS A            5.13%        N/A                8.39%
CLASS B            3.73%        N/A                7.73%

---------------------------

[*] The inception date for Class A and Class B shares of the Fund was April 1, 1994.

[**] No Class A or Class B shares were outstanding for the duration of the time period indicated.

     OTHER QUOTATIONS, COMPARISONS AND GENERAL INFORMATION. The foregoing computation methods are prescribed for advertising and other communications subject to SEC Rule 482. Communications not subject to this rule may contain a number of different measures of performance, computation methods and assumptions, including but not limited to: historical total returns; results of actual or hypothetical investments; changes in dividends, distributions or share values; or any graphic illustration of such data. These data may cover any period of the Trust's existence and may or may not include the impact of sales charges, taxes or other factors.

     Performance quotations for the Fund will vary from time to time depending on market conditions, the composition of the Fund's portfolio and operating expenses of the Fund. These factors and possible differences in the methods used in calculating performance quotations should be considered when comparing performance information regarding the Fund's shares with information published for other investment companies and other investment vehicles. Performance quotations should also be considered relative to changes in the value of the Fund's shares and the risks associated with the Fund's investment objectives and policies. At any time in the future, performance quotations may be higher or lower than past performance quotations and there can be no assurance that any historical performance quotation will continue in the future.

     The Fund may also cite endorsements or use for comparison their performance rankings and listings reported in such newspapers or business or consumer publications as, among others: AAII Journal, Barron's, Boston Business Journal, Boston Globe, Boston Herald, Business Week, Consumer's Digest, Consumer Guide Publications, Changing Times, Financial Planning, Financial World, Forbes, Fortune, Growth Fund Guide, Houston Post, Institutional Investor, International Fund Monitor, Investor's Daily, Los Angeles Times, Medical Economics, Miami Herald, Money Mutual Fund Forecaster, Mutual Fund Letter, Mutual Fund Source Book, Mutual Fund Values, National Underwriter Nelson's Director of Investment Managers, New York Times, Newsweek, No Load Fund Investor, No Load Fund* X, Oakland Tribune, Pension World, Pensions and Investment Age, Personal Investor, Rugg and Steele, Time, U.S. News and World Report, USA Today, The Wall Street Journal, and Washington Post.

                              FINANCIAL STATEMENTS

     The Fund's Portfolio of Investments as of June 30, 1995, Statement of Assets and Liabilities as of June 30, 1995, Statement of Operations for the fiscal year ended June 30, 1995, Statement of Changes in Net Assets for the fiscal year ended June 30, 1995 and the period from April 1, 1994 (commencement) through June 30, 1994, Financial Highlights, Notes to Financial Statements, and Reports of Independent Accountants are included in the Fund's June 30, 1995 Annual Report to Shareholders, which is incorporated by reference into this SAI. Copies of the Fund's financial statements and this SAI may be obtained upon request and without charge from MIMI at the address and telephone number provided on the cover of this SAI.

                                   APPENDIX A
            DESCRIPTION OF STANDARD & POOR'S CORPORATION ("S&P") AND
           MOODY'S INVESTORS SERVICE, INC. ("MOODY'S") CORPORATE BOND,
               COMMERCIAL PAPER AND MUNICIPAL OBLIGATIONS RATINGS


[From "Moody's Bond Record," November 1994 Issue (Moody's Investor Service, New York, 1994), and "Standard & Poor's Municipal Ratings Handbook," October 1994 Issue (McGraw Hill, New York, 1994).]

     (a)  MOODY'S:

     CORPORATE BONDS. Bonds rated Aaa by Moody's are judged by Moody's to be of the best quality, carrying the smallest degree of investment risk. Interest payments are protected by a large or exceptionally stable margin and principal is secure. Bonds rated Aa are judged by Moody's to be of high quality by all standards. Aa bonds are rated lower than Aaa bonds because margins of protection may not be as large as those of Aaa bonds, or fluctuations of protective elements may be of greater amplitude, or there may be other elements present which make the long-term risks appear somewhat larger than those applicable to Aaa securities. Bonds which are rated A by Moody's possess many favorable investment attributes and are considered as upper medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

     Bonds rated Baa by Moody's are considered medium-grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present, but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered well-assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class. Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments of or maintenance of other terms of the contract over any long period of time may be small.

     Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest. Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings. Bonds which are rated C are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

     COMMERCIAL PAPER. The Prime rating is the highest commercial paper rating assigned by Moody's. Among the factors considered by Moody's in assigning ratings are the following: (1) evaluation of the management of the issuer; (2) economic evaluation of the issuer's industry or industries and an appraisal of speculative-type risks which may be inherent in certain areas; (3) evaluation of the issuer's products in relation to competition and customer acceptance; (4) liquidity; (5) amount and quality of long-term debt; (6) trend of earnings over a period of ten years; (7) financial strength of a parent company and the relationships which exist with the issuer; and (8) recognition by management of obligations which may be present or may arise as a result of public interest questions and preparations to meet such obligations. Issuers within this Prime category may be given ratings 1, 2 or 3, depending on the relative strengths of these factors. The designation of Prime-1 indicates the highest quality repayment capacity of the rated issue.

     (b)  S&P:

     CORPORATE BONDS. An S&P corporate debt rating is a current assessment of the creditworthiness of an obligor with respect to a specific obligation. The ratings are based on current information furnished by the issuer or obtained by S&P from other sources it considers reliable. The ratings described below may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     Debt rated AAA by S&P is considered by S&P to be the highest grade obligation. Capacity to pay interest and repay principal is extremely strong. Debt rated AA is judged by S&P to have a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in small degree. Debt rated A by S&P has a strong capacity to pay interest and repay principal, although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

     Debt rated BBB by S&P is regarded by S&P as having an adequate capacity to pay interest and repay principal. Although such bonds normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal than debt in higher rated categories.

     Debt rated BB, B, CCC, CC and C is regarded as having predominately speculative characteristics with respect to capacity to pay interest and repay principal. BB indicates the least degree of speculation and C the highest. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or exposures to adverse conditions. Debt rated BB has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The BB rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BBB- rating. Debt rated B has a greater vulnerability to default but currently has the capacity to meet interest payments and principal repayments. Adverse business, financial, or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The B rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BB or BB- rating. Debt rated CCC has a currently identifiable vulnerability to default, and is dependent upon favorable business, financial, and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial or economic conditions, it is not likely to have the capacity to pay interest and repay principal. The CCC rating category is also used for debt subordinated to senior debt that is assigned an actual or implied B or B- rating. The rating CC typically is applied to debt subordinated to senior debt which is assigned an actual or implied CCC debt rating. The rating C typically is applied to debt subordinated to senior debt which is assigned an actual or implied CCC- debt rating. The C rating may be used to cover a situation where a bankruptcy petition has been filed, but debt service payments are continued.

     COMMERCIAL PAPER. An S&P commercial paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days.

     Commercial paper rated A by S&P has the following characteristics: (i) liquidity ratios are adequate to meet cash requirements; (ii) long-term senior debt rating should be A or better, although in some cases BBB credits may be allowed if other factors outweigh the BBB; (iii) the issuer should have access to at least one additional channel of borrowing; (iv) basic earnings and cash flow should have an upward trend with allowances made for unusual circumstances; and (v) typically the issuer's industry should be well established and the issuer should have a strong position within its industry and the reliability and quality of management should be unquestioned. Issues rated A are further referred to by use of numbers 1, 2 and 3 to denote relative strength within this highest classification. For example, the A-1 designation indicates that the degree of safety regarding timely payment of debt is strong.

     Issues rated B are regarded as having only speculative capacity for timely payment. The C rating is assigned to short-term debt obligations with a doubtful capacity for payment.

     II.  MUNICIPAL OBLIGATIONS RATINGS

     a) MOODY'S:

                                       Aaa

     Bonds rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

                                       Aa

     Bonds rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

                                        A

     Bonds rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

                                       Baa

     Bonds rated Baa are considered medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present, but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

     Moody's letter ratings may be modified by the addition of a numerical modifier, which is used to show relative standing within the major rating categories, except in the Aaa grade.

     MIG Ratings: Moody's ratings for state and municipal short-term obligations will be designated Moody's Investment Grade or MIG. Such ratings recognize the differences between short-term credit risk and long-term risk. Factors affecting the liquidity of the borrower and short-term cyclical elements are critical in short-term ratings, while other factors of the major importance in bond risk, long-term secular trends for example, may be less important over the short run.

     VMIG Ratings: A short-term rating may also be assigned on an issue having a demand feature. Such ratings will be designated as VMIG or, if the demand feature is not rated, as NR. Short-term ratings on issues with demand features are differentiated by the use of the VMIG symbol to reflect such characteristics as payment upon periodic demand rather than fixed maturity dates and payment relying on external liquidity. Additionally, investors should be alert to the fact that the source of payment may be limited to the external liquidity with no or limited legal recourse to the issuer in the event the demand is not met.

                                  MIG 1/VMIG 1

     This designation  denotes best quality.  There is present strong protection
by  established  cash  flows,   superior   liquidity   support  or  demonstrated
broad-based access to the market for refinancing.

                                  MIG 2/VMIG 2

     This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

                                  MIG 3/VMIG 3

     This designation denotes favorable quality. All security elements are accounted for but there is lacking the undeniable strength of the preceding grades. Liquidity and cash flow protection may be narrow and market access for refinancing is likely to be less well established.

                                  MIG 4/VMIG 4

     This designation denotes adequate quality. Protection commonly regarded as required of an investment security is present and although not distinctly or predominantly speculative, there is specific risk.

     (b)  S&P:

     S&P's Municipal Bond Ratings cover obligations of states and political subdivisions. Ratings are assigned to general obligation and revenue bonds. General obligation bonds are usually secured by all resources available to the municipality and the factors outlined in the rating definitions below are weighted in determining the rating. Because revenue bonds in general are payable from specifically pledged revenues, the essential element in the security for a revenue bond is the quantity and quality of the pledged revenues available to pay debt service.

     Although an appraisal of most of the same factors that bear on the quality of general obligation bond credit is usually appropriate in the rating analysis of a revenue bond, other factors are important, including particularly the competitive position of the municipal enterprise under review and the basic security covenants. Although a rating reflects S&P's judgment as to the issuer's capacity for the timely payment of debt service, in certain instances it may also reflect a mechanism or procedure for an assured and prompt cure of a default, should one occur, i.e., an insurance program, Federal or State guaranty, or the automatic withholding and use of State aid to pay the defaulted debt service.

                                       AAA

     Prime -- These are obligations of the highest quality. They have the strongest capacity for timely payment of debt service.

     General Obligation Bonds -- In a period of economic stress, the issuers will suffer the smallest declines in income and will be least susceptible to autonomous decline. Debt burden is moderate. A strong revenue structure appears more than adequate to meet future expenditure requirements. Quality of management appears superior.

     Revenue Bonds -- Debt service coverage has been, and is expected to remain, substantial. Stability of the pledged revenues is also exceptionally strong, due to the competitive position of the municipal enterprise or to the nature of the revenues. Basic security provisions (including rate covenant, earnings test for issuance of additional bonds, and debt service reserve requirements) are rigorous. There is evidence of superior management.

                                       AA

     High Grade -- The investment characteristics of general obligation and revenue bonds in this group differ in only small degrees from those of the prime quality issues. Bonds rated "AA" have the second strongest capacity for payment of debt service.

     Good Grade -- Principal and interest payments on bonds in this category are regarded as safe. This rating describes the third strongest capacity for payment of debt service. It differs from the two higher ratings because:

     General Obligation Bonds -- There is some weakness, either in the local economic base, in debt burden, in the balance between revenues and expenditures, or in quality of management. Under certain adverse circumstances, any one such weakness might impair the ability of the issuer to meet debt obligations at some future date.

     Revenue Bonds -- Debt service coverage is good, but not exceptional. Stability of the pledged revenues could show some variations because of increased competition or economic influences on revenues. Basic security provisions, while satisfactory, are less stringent. Management performance appears adequate.

                                       BBB

     Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

     S&P's letter ratings may be modified by the addition of a plus or a minus sign, which is used to show relative standing within the major rating categories, except in the AAA-Prime Grade category.

                                      SP-1

     These notes show a very strong or strong capacity to pay principal and interest. Those issues with overwhelming safety characteristics will be given a plus (+) designation.

                                      SP-2

     These notes show a satisfactory capacity to pay principal and interest.


                                   APPENDIX B
                          TAX-EXEMPT VS. TAXABLE INCOME


The following table illustrates the approximate taxable yields for individuals that are equivalent to various tax-exempt yields, based upon 1995 Federal income tax rates. The table illustrates the approximate yield you would have to earn on taxable investments to equal a given tax-exempt yield in your income tax bracket. Locate your taxable income, then locate your tax bracket based on joint or single tax return filing. Read across to find the approximate equivalent taxable yield you would need to match a given tax-exempt yield. There is, of course, no assurance that an investment in the Fund will result in the realization of any particular return.


1995[*]

                                     INCOME
                                      TAX
TAXABLE INCOME                       BRACKET                     TAX-EXEMPT YIELD OF:
--------------                       -------                     --------------------


Joint                Single
Return               Return                               5%                 6%                7%
------               ------                               --                 --                --


$0-39,000            $0-23,350        15%                 5.88%              7.06%             8.24%


$39,001-             $23,351-         28                  6.94               8.33              9.72
94,250               56,550


$94,251-             $56,551-         31                  7.25               8.70              10.14
143,600              117,950


$143,601-            $117,951-        36                  7.81               9.38              10.94
256,500              256,500


Over                 Over             39.6                8.28               9.93              11.59
$256,500             $256,500

                                     INCOME
                                      TAX
TAXABLE INCOME                       BRACKET                     TAX-EXEMPT YIELD OF:
--------------                       -------                     --------------------

Joint                Single
Return               Return                               8%                9%                 10%
------               ------                               --                --                 ---


$0-39,000            $0-23,350        15%                 9.41%             10.59%             11.76%


$39,001-             $23,351-         28                  11.11             12.50              13.89
94,250               56,550


$94,251-             $56,551-         31                  11.59             13.04              14.49
143,600              117,950


$143,601-            $117,951-        36                  12.50             14.06              15.63
256,500              256,500


Over                 Over             39.6                13.25             14.90              16.56
$256,500             $256,500


                                     INCOME
                                      TAX
TAXABLE INCOME                       BRACKET               TAX-EXEMPT YIELD OF:
--------------                       -------               --------------------


Joint                Single
Return               Return                               11%               12%
------               ------                               ---               ---


$0-39,000            $0-23,350         15%                12.94%            14.12%


$39,001-             $23,351-          28                 15.28             16.67
94,250               56,550


$94,251-             $56,551-          31                 15.94             17.39
143,600              117,950


$143,601-            $117,951-         36                 17.19             18.75
256,500              256,500


Over                 Over              39.6               18.21             19.87
$256,500             $256,500



[*] This table does not purport to deal with a shareholder's particular situation. Shareholders are advised to consult their own tax advisor with respect to the particular tax consequences to them of an investment in the Fund. This table does not take into account any taxes other than the regular Federal income tax. This table reflects certain assumptions, including: (i) the Federal alternative minimum tax is not applicable, and
     (ii) a shareholder has no net capital gain for the taxable year. Depending upon the circumstances, a shareholder's effective marginal tax rate may differ from his or her tax bracket rate. This can be attributable to a variety of factors, including the phase out of personal exemptions and the reduction of certain itemized deductions for taxpayers whose adjusted gross incomes exceed specified thresholds.


JUNE 30, 1995                                                   [MACKENZIE LOGO]


MACKENZIE
FLORIDA
LIMITED TERM
MUNICIPAL
FUND

----------------
ANNUAL REPORT
----------------
This report and the financial statements contained herein are submitted for the general information of the shareholders. This report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Mackenzie Investment
Management Inc.
Via Mizner Financial
Plaza
700 South Federal Hwy.
Boca Raton, FL 33432
1-800-456-5111

Dear Shareholder:

     Over the 12 months ended June 30, 1995, the municipal bond market has shown resiliency, overcoming repeated efforts by the Federal Reserve Board to contain economic growth by raising short-term interest rates, as well as some short-lived apprehension about the future of the economy.
     In early April 1995, the municipal market reflected investors' concerns about proposed tax reform and the effects it would have on the tax-free status of municipal bonds. We believe that tax reform legislation is more apt to be a political issue during next year'spresidential campaign than an economic reality. The market soon shook off its uneasiness and resumed its participation in the overall credit market rally.
     Believing that interest rates were at or near their peak for the current interest rate cycle, the manager of Mackenzie Florida Limited Term Municipal Fund extended the average maturity of the Fund to approximately six years, which allowed for greater participation in a bond market rally. Emphasis was also placed on high-quality, liquid bonds as a means of minimizing interest rate risk while avoiding the use of riskier derivative products.
     For the 12 month period ended June 30, 1995, the total return of Mackenzie Florida Limited Term Municipal Fund was 6.14% without sales charge. This compares with the average of all Florida Intermediate Municipal Debt Funds tracked by Lipper Analytical Services, Inc. which was 7.12% during this same period (For the Fund's total return with a sales charge and performance commentary please see the following page).
     Federal Reserve Board chairman Alan Greenspan now appears to be focusing his attention on bolstering a slowing economy by lowering short-term interest rates rather than worrying about recurring inflation. The Federal Reserve Board chairman approved a 0.25% rate cut in early July 1995.
     Our outlook for the municipal bond market is that an already shrinking supply of municipal bonds will be diminished even further as a large number of bonds are expected to be called or reach maturity within a short time span. The ultimate impact will likely have investors paying more for bonds that still remain in the marketplace. Overall, the economy and the market should combine to provide a positive future for municipal bonds.
     As always, we will continue to actively manage Mackenzie Florida Limited Term Municipal Fund in an effort to pay a higher dividend while maintaining as much price stability as possible.

Sincerely,


/s/ Michael G. Landry


Michael G. Landry
President


     BOARD OF TRUSTEES                   OFFICERS                    TRANSFER AGENT                MANAGER
     JOHN S. ANDEREGG          MICHAEL G. LANDRY, PRESIDENT      MACKENZIE IVY INVESTOR      MACKENZIE INVESTMENT
     PAUL H. BROYHILL             KEITH J. CARLSON, VICE             SERVICES CORP.            MANAGEMENT, INC.
     STANLEY CHANWICK                    PRESIDENT                   P.O. BOX 3022              BOCA RATON, FL
  FRANK W. DEFRIECE, JR.             C WILLIAM FERRIS,               BOCA RATON, FL
      ROY J. GLAUBER                SECRETARY/TREASURER                33431-0922                DISTRIBUTOR
     MICHAEL G. LANDRY                                               1-800-777-6472          MACKENZIE IVY FUNDS
      J. BRENDAN SWAN                    CUSTODIAN                                            DISTRIBUTION, INC.
                               BROWN BROTHERS HARRIMAN & CO.            AUDITORS             VIA MIZNER FINANCIAL
       LEGAL COUNSEL                    BOSTON, MA                 COOPERS & LYBRAND                PLAZA
  DECHERT PRICE & RHOADS                                           FT. LAUDERDALE, FL         700 SOUTH FEDERAL
        BOSTON, MA                                                                                 HIGHWAY
                                                                                             BOCA RATON, FL 33432

PERFORMANCE COMMENTARY
For the 12 months ended June 30, 1995, Mackenzie Florida Limited Term Municipal Fund's total return was 6.14%. This compares with the average of all Florida Intermediate Municipal Debt Funds tracked by Lipper Analytical Services, Inc. which was 7.12% during this same period.
The Fund's less than average relative performance was due to the managers conservative strategy of keeping the Fund's average maturity at less than six years. This allowed for participation in a bond market rally without exposing the Fund to the risks associated with longer maturity bonds. Emphasis was also placed on high-quality, liquid bonds as a means of minimizing interest rate risk while avoiding the use of riskier derivative products.

                      PERFORMANCE COMPARISON OF A $10,000
                     INVESTMENT SINCE INCEPTION OF THE FUND

                                   (CHART)

All figures mentioned in the President 's letter and in the chart and table reflect past results and assume reinvestment of dividends and distributions from capital gains. Future results will, of course, be different. The principal value of Mackenzie Florida Limited Term Municipal Fund will fluctuate and at redemption may be worth more or less than the amount of the original investment. The Lehman Bros. 5-Year Municipal Bond Index is an unmanaged index of municipal bonds that assumes reinvestment of dividends and, unlike Fund returns, does not reflect any fees or expenses.
Please note that Treasury Bills are short-term interest bearing instruments which are guaranteed as to timely payment of principal and interest by the U.S. Government.
Performance is calculated for Class A shares of the Fund unless otherwise noted. Because Class B shares bear the expense of a higher distribution fee it is expected that the level of performance of the Fund 's Class B shares will be lower than that of the Fund 's Class A shares.
Total returns in some periods were higher due to reimbursement of the Fund 's expenses. See Financial Highlights.

--------------------------------------------------------------------------------------------
                                MACKENZIE FLORIDA LIMITED TERM MUNICIPAL FUND
                                          FOR PERIOD ENDING 6/30/95
                      Class A*-with sales charge
                      Average Annual                            Class B
                       Total Return                   Average Annual Total Return
              ------------------------------------------------------------------------------
                  w/Reimb.    w/o Reimb.           w/Reimb.                 w/o Reimb.
              ------------------------------------------------------------------------------
                                             **CDSC      w/o CDSC      w/CDSC      w/o CDSC
                                          --------------------------------------------------
     1 Yr.          2.96%        1.76%        .61%         5.61%       (.59)%        4.41%
--------------------------------------------------------------------------------------------
Since Inception     4.12%        2.68%        3.00%        6.20%        1.58%        4.73%
--------------------------------------------------------------------------------------------

 *Class A performance figures include the maximum sales charge of 3.00%. **Class B performance figures are calculated with and without the applicable
  Contingent Deferred Sales Charge (CDSC) up to a maximum of 3%.

--------------------------------------------------------------------------------

MACKENZIE FLORIDA LIMITED TERM MUNICIPAL FUND
PORTFOLIO OF INVESTMENTS
JUNE 30, 1995

  (UNAUDITED)
    RATINGS
----------------
  MOODY'S/S&P                                    MUNICIPAL BONDS AND NOTES                                 PRINCIPAL     VALUE
---------------------------------------------------------------------------------------------------------------------------------
A1       A+       Dade County Florida School District (GO)(NC), 7.00%, 07/01/99..........................  $250,000    $  273,235
Aaa      AA       Florida State Board of Education (GO), 0.00%, 06/01/00 (Pre-refunded)..................   150,000        51,284
Aaa      AAA      Florida State Board (GO), 7.25%, 06/01/00 (Pre-refunded)...............................   250,000       283,325
A        N/R      Florida State Turnpike Authority, 7.50%, 07/01/01......................................   250,000       277,098
Aaa      AAA      Hillsborough County Florida Utility (MBIA Insured), 9.75%, 12/01/03 (Escrowed to
                    Maturity)............................................................................   250,000       312,140
Aaa      AAA      Hillsborough County Florida Port Authority (NC)(FSA Insured), 5.10%, 06/01/03..........   250,000       252,748
Aa1      AA       Jacksonville Florida Electric Authority Revenue, 7.40%, 10/01/01.......................   300,000       322,968
Aaa      AAA      Jacksonville Florida Port Authority (NC)(MBIA Insured), 7.625%, 11/01/02...............   200,000       233,492
Aaa      AAA      Kissimmee Water & Sewer System Revenue (AMBAC Insured), 5.80%, 10/01/02................   300,000       315,540
Aaa      AAA      Leon County Florida Capital Improvement Revenue (MBIA Insured), 5.75%, 10/01/03
                    (Escrowed to maturity)...............................................................    50,000        53,165
Aaa      AAA      Orange County Florida (AMBAC Insured), 7.25%, 10/01/00 (Pre-refunded)..................   250,000       285,018
A        A        Palm Beach County Florida (NC), 7.90%, 07/01/97........................................   150,000       160,285
A        A        Palm Beach County Florida Solid Waste Authority (NC), 9.15%, 12/01/95..................    50,000        51,090
A        A        Palm Beach County Florida Solid Waste Authority (NC), 7.625%, 07/01/96.................   300,000       310,940
Aaa      AAA      Pasco County Florida School Board (NC) 6.10%, 08/01/01.................................   300,000       318,732
Aaa      AAA      Port St. Lucie Florida Stormwater Utility, 7.40%, 11/01/00 (Pre-refunded)..............   250,000       283,268
Baa1     A        Puerto Rico Public Buildings Authority, 6.60%, 07/01/04................................   300,000       324,405
Baa1     A        Puerto Rico Commonwealth (GO), 5.10%, 07/01/02.........................................   300,000       299,648
Baa1     A        Puerto Rico Commomwealth Aqueduct & Sewer Authority, 7.50%, 07/01/99...................   250,000       272,488
Baa1     A-       Puerto Rico Electric Power Authority, 6.80%, 07/01/00..................................   300,000       322,610
Baa1     A-       Puerto Rico Municipal Finance Agency (GO), 5.70%, 07/01/03.............................   300,000       300,570
Aaa      AAA      Sunrise Florida Utility System Revenue (AMBAC Insured), 10.25%, 10/01/00
                    (Pre-refunded).......................................................................   250,000       315,078
A        NR       Venice Florida Health Facilities Revenue (NC), 7.00%, 12/01/00.........................   250,000       268,198
Aaa      AAA      Volusia County School Board (NC)(FSA Insured), 10.00%, 08/01/00........................   250,000       300,428
                                                                                                                       ----------
                  TOTAL INVESTMENTS -- 95.6% (COST -- $6,130,740)*.......................................               6,187,753
                  OTHER ASSETS, LESS LIABILITIES -- 4.4%.................................................                 282,972
                                                                                                                       ----------
                  NET ASSETS -- 100%.....................................................................              $6,470,725
                                                                                                                       ==========
                  *Cost is approximately the same for Federal income tax purposes.
                  FEDERAL INCOME TAX INFORMATION:
                  At June 30, 1995, net unrealized appreciation based on cost for financial statement and Federal income tax purposes is as follows:
                  Gross unrealized appreciation..........................................................              $  229,583
                  Gross unrealized depreciation..........................................................                (172,570)
                                                                                                                       ----------
                  Net unrealized appreciation............................................................              $   57,013
                                                                                                                       ==========
                  OTHER INFORMATION:
                  Purchases and sales of municipal securities aggregated $12,419,976 and $9,926,439, respectively, for the period ended June 30, 1995.
                  AMBAC  =    AMBAC Indemnity Corporation
                  FSA    =    Financial Security Association
                  GO     =    General Obligations
                  MBIA   =    Municipal Bond Insurance Association
                  NC     =    Non-callable

                      (See Notes to Financial Statements)

STATEMENT OF ASSETS AND LIABILITIES
JUNE 30, 1995

ASSETS
Investments, at value (identified cost -- $6,130,740)......   $6,187,753
Cash.......................................................       80,559
Interest receivable........................................      132,519
Deferred organization expenses.............................       38,657
Other assets...............................................       51,925
                                                              ----------
 Total assets..............................................    6,491,413
                                                              ----------
LIABILITIES
Payables:
 Distributions to shareholders.............................        5,992
 Management fees...........................................        3,005
 12b-1 service and distribution fees.......................        2,318
 Administrative services fees..............................          546
 Fund accounting...........................................        1,125
 Transfer agent............................................          564
 Manager for excess expense reimbursement..................        3,621
Other accrued expenses and liabilities.....................        3,517
                                                              ----------
 Total liabilities.........................................       20,688
                                                              ----------
NET ASSETS.................................................   $6,470,725
                                                               =========
CLASS A:
Net asset value and redemption price per share
 ($4,165,838/409,973 shares outstanding)...................   $    10.16
                                                               =========
Maximum offering price per share ($10.16 X 100/97.00)*.....   $    10.47
                                                               =========
CLASS B:
Net asset value and offering price per share
 ($2,304,887/226,837 shares outstanding)**.................   $    10.16
                                                               =========
NET ASSETS CONSIST OF:
 Capital paid-in...........................................   $6,404,981
 Accumulated net realized gain.............................       14,723
 Accumulated undistributed net investment loss.............       (5,992)
 Net unrealized appreciation on investments................       57,013
                                                              ----------
NET ASSETS.................................................   $6,470,725
                                                               =========
 * On sales of more than $25,000 the offering price is reduced.
** Redemption price per share is equal to the net asset value per share less any applicable contingent deferred sales charge.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 1995


INVESTMENT INCOME
 Intest......................              $349,780
EXPENSES
 Management fees.............   $35,302
 Transfer agent..............     6,234
 Administrative services
   fees......................     6,418
 Blue Sky fees...............    13,585
 Auditing and accounting
   fees......................    14,735
 Shareholder reports.........     1,685
 Amortization of organization
   expenses..................     8,115
 Fund accounting.............    13,606
 Trustees' fees..............     2,807
 12b-1 service and
   distribution fees
   Class A...................     9,998
   Class B...................    18,151
 Legal.......................    13,818
 Other.......................     1,627
                                           --------
                                            146,081
Expenses reimbursed by
 manager.....................               (76,855)
                                           --------
 Net expenses................                69,226
                                           --------
Net investment income........               280,554
                                           --------
NET REALIZED AND UNREALIZED
 GAIN ON INVESTMENTS
 Net realized gain on
   investments...............                46,024
 Net unrealized appreciation
   during the year on
   investments...............                64,764
                                           --------
   Net gain on investments...               110,788
                                           --------
Net increase in net assets
 resulting from operations...              $391,342
                                           ========

STATEMENT OF CHANGES IN NET ASSETS

                                                                                                                   FOR THE PERIOD
                                                                                                      FOR THE      APRIL 1, 1994
                                                                                                     YEAR ENDED    (COMMENCEMENT)
                                                                                                      JUNE 30,      TO JUNE 30,
                                                                                                     ----------    --------------
                                                                                                        1995            1994
                                                                                                     ----------    --------------
INCREASE IN NET ASSETS
Operations:
 Net investment income............................................................................    $ 280,554       $   19,532
 Net realized gain on investments.................................................................       46,024               --
 Net unrealized appreciation (depreciation) during the period on investments......................       64,764           (7,751)
                                                                                                     ----------    --------------
   Net increase resulting from operations.........................................................      391,342           11,781
                                                                                                     ----------    --------------
CLASS A:
Distributions from:
 Net investment income............................................................................     (182,316 )        (14,396)
 Net realized gain................................................................................      (25,987 )             --
                                                                                                     ----------    --------------
   Total distributions to Class A shareholders....................................................     (208,303 )        (14,396)
                                                                                                     ----------    --------------
CLASS B:
Distributions from:
 Net investment income............................................................................      (98,238 )         (4,861)
 Net realized gain................................................................................      (15,726 )             --
                                                                                                     ----------    --------------
   Total distributions to Class B shareholders....................................................     (113,964 )         (4,861)
                                                                                                     ----------    --------------
Fund share transactions (Note 9):
 Net increase resulting from Fund share transactions
   Class A........................................................................................    1,775,916        2,308,875
   Class B........................................................................................      742,095        1,582,240
                                                                                                     ----------    --------------
     Net increase resulting from Fund share transactions..........................................    2,518,011        3,891,115
                                                                                                     ----------    --------------
Total increase in net assets......................................................................    2,587,086        3,883,639
NET ASSETS
 Beginning of period..............................................................................    3,883,639               --
                                                                                                     ----------    --------------
 End of period....................................................................................   $6,470,725       $3,883,639
                                                                                                     ===========   ==============
Accumulated undistributed net investment income (loss)............................................   $   (5,992 )     $      275
                                                                                                     ===========   ==============


FINANCIAL HIGHLIGHTS

                                                                                                          FOR THE
                                                                                                          PERIOD
                                                                                    FOR THE               APRIL 1,
                                                                                     YEAR                  1995
                                                                                     ENDED             (COMMENCEMENT)
                                                                                     JUNE                 TO JUNE
CLASS A                                                                               30,                   30,
                                                                                   ----------          -------------
SELECTED PER SHARE DATA                                                               1995                 1994
                                                                                   ----------          -------------
Net asset value, beginning of period.............................................    $ 10.10              $  10.00
                                                                                   -----------         --------------
  Income from investment operations
  Net investment income(a).......................................................        .47                   .11
  Net gain on investments (both realized and unrealized).........................        .13                   .10
                                                                                   -----------         --------------
    Total from investment operations.............................................        .60                   .21
                                                                                   -----------         --------------
  Less distributions from
  Net investment income..........................................................        .47                   .11
  Net realized gain..............................................................        .07                    --
                                                                                   -----------         --------------
    Total distributions..........................................................        .54                   .11
                                                                                   -----------         --------------
Net asset value, end of period...................................................    $ 10.16              $  10.10
                                                                                   ==============      ==============
Total return(%)..................................................................       6.14(b)               2.12(c)
RATIOS/SUPPLEMENTAL DATA
Net assets, end of period (in thousands).........................................    $ 4,166              $  2,331
Ratio of expenses to average daily net assets
  With expense reimbursement(%)..................................................        .89                   .89(d)
  Without expense reimbursement(%)...............................................       2.09                  2.87(d)
Ratio of net investment income to average daily net assets(%)(a).................       4.56                  4.40(d)
Portfolio turnover rate(%).......................................................        164                     0

                                                                                                       FOR THE PERIOD
                                                                                     FOR THE           APRIL 1, 1995
                                                                                   YEAR ENDED          (COMMENCEMENT)
                                     CLASS B                                        JUNE 30,            TO JUNE 30,
                                                                                   -----------         --------------
                             SELECTED PER SHARE DATA                                  1995                  1994
                                                                                   -----------         --------------
Net asset value, beginning of period.............................................    $ 10.10              $  10.00
                                                                                   -----------         --------------
  Income from investment operations
  Net investment income(a).......................................................        .42                   .10
  Net gain on investments (both realized and unrealized).........................        .13                   .10
                                                                                   -----------         --------------
    Total from investment operations.............................................        .55                   .20
                                                                                   -----------         --------------
  Less distributions from
  Net investment income..........................................................        .42                   .10
  Net realized gain..............................................................        .07                    --
                                                                                   -----------         --------------
    Total distributions..........................................................        .49                   .10
                                                                                   -----------         --------------
Net asset value, end of period...................................................    $ 10.16              $  10.10
                                                                                   ==============      ==============
Total return(%)..................................................................       5.61(b)               2.01(c)
RATIOS/SUPPLEMENTAL DATA
Net assets, end of period (in thousands).........................................    $ 2,305              $  1,553
Ratio of expenses to average daily net assets
  With expense reimbursement(%)..................................................       1.39                  1.39(d)
  Without expense reimbursement(%)...............................................       2.59                  3.37(d)
Ratio of net investment income to average daily net assets(%)(a).................       4.06                  3.90(d)
Portfolio turnover rate(%).......................................................        164                     0
(a)   Net investment income is net of expenses reimbursed by manager.
(b)   Total return does not reflect a sales charge.
(c)   Total return represents aggregate total return and does not reflect a sales charge.
(d)   Annualized.

                      (See Notes to Financial Statements)

NOTES TO FINANCIAL STATEMENTS

     Mackenzie Florida Limited Term Municipal Fund (the Fund) is a series of shares of Mackenzie Series Trust (MST). The shares of beneficial interest are $.001 par value and an unlimited number of shares of Class A and Class B are authorized. MST was organized as a Massachusetts business trust under a Declaration of Trust dated April 22, 1985 and is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles.

     a. Securities valuation -- Municipal securities are valued utilizing primarily the latest bid prices or, if bid prices are not available, on the basis of valuation based upon a matrix system (which considers factors such as security prices, yields, maturities and ratings), both as furnished by an independent pricing service approved by the Board of Trustees (the Board).

     b. Securities transactions and investment income -- Securities transactions are accounted for on the trade date. Interest income is accrued on a daily basis. Realized gains and losses from securities transactions are calculated on an identified cost basis for financial statement and Federal income tax purposes.

     c. Federal income taxes -- The Fund is a separate taxable entity and intends to qualify for tax treatment applicable to regulated investment companies under the Internal Revenue Code, as amended, and, among other things, is required to make the requisite distributions to its shareholders which will relieve it from Federal income or excise taxes. Therefore, no provision has been recorded for Federal income or excise taxes.

     d. Distributions to shareholders -- Normally, distributions from net investment income are declared monthly and net realized capital gains, if any, are declared semi-annually. In addition, distributions to Class A shareholders are declared daily at the rate per share of the excess of 12b-1 fees of Class B shares over Class A shares. Distributions are paid at the earlier of redemption or the designated monthly or semi-annual date.

     Of the distributions paid from net investment income for the Fund's taxable year ended June 30, 1995, $280,554 constituted exempt interest dividends for Federal income tax purposes.

     e. Deferred organization expenses -- Expenses incurred by the Fund in connection with its organization have been deferred and are being amortized on a straight-line basis over a five year period.

     f. Reclassifications -- The timing and characterization of certain income and net capital gain distributions are determined annually in accordance with Federal tax regulations which may differ from generally accepted accounting principles. These differences primarily relate to certain securities sold at a loss. As a result, Net realized gain (loss) on investments for a reporting period may differ significantly from distributions during such period. Accordingly, the Fund may periodically make reclassifications among certain of its capital accounts without impacting the net asset value of the Fund.

2. MANAGEMENT AND DISTRIBUTION AGREEMENT

     The Fund pays Mackenzie Investment Management Inc. (MIMI) a monthly management fee at the annual rate of .55% of its average daily net assets.

     Mackenzie Ivy Funds Distribution, Inc. (MIFDI), a wholly owned subsidiary of MIMI, is the principal underwriter and national distributor of the Fund's shares and, as such, purchases shares from the Fund at net asset value to settle orders from investment dealers. For the year ended June 30, 1995, the net amount of underwriting discount retained by MIFDI was $10,200.

     If the Fund's total expenses in any fiscal year exceed the permissible limits applicable to the Fund in any state in which its shares are then qualified for sale, MIMI will bear the excess expenses. The most restrictive state expense limitation provision limits a fund's annual expenses (excluding interest, taxes, brokerage commissions, extraordinary expenses and other expenses subject to approval by state securities administrators) to 2.5% of the first $30 million of the average daily net assets; 2.0% of the next $70 million of the average daily net assets; and 1.5% of the remaining average daily net assets. Currently, MIMI voluntarily limits the Fund's total operating expenses (excluding taxes, 12b-1 fees, brokerage commissions, interest, litigation and indemnification expenses, and other extraordinary expenses) to an annual rate of
 .64% of its average daily net assets. The voluntary expense limitation may be terminated or revised at any time. Expenses reimbursed by manager reflected in the Statement of Operations consists of a voluntary reimbursement.

3. ADMINISTRATIVE SERVICES AGREEMENT

     Pursuant to an Administrative Services Agreement, MIMI provides certain administrative services to the Fund. As compensation for these services, the Fund pays

MIMI a monthly fee at the annual rate of .10% of its average daily net assets. Such fees are reflected as Administrative services fees in the Statement of Operations.

4. FUND ACCOUNTING SERVICES AGREEMENT

     Pursuant to a Fund Accounting Services Agreement, MIMI provides certain accounting and pricing services for the Fund. As compensation for those services, the Fund pays MIMI a monthly fee plus telephone, delivery and other out-of-pocket expenses. The monthly fee is based upon the net assets of the Fund at the preceding month end at the following rates: $1,000 when net assets are $20 million and under; $1,500 when net assets are over $20 million to $75 million; $4,000 when net assets are over $75 million to $100 million; and $6,000 when net assets are over $100 million. Such fees and expenses are reflected as Fund accounting in the Statement of Operations.

5. TRANSFER AGENCY AND SHAREHOLDER SERVICE AGREEMENT

     Pursuant to a Transfer Agency and Shareholder Service Agreement, Mackenzie Ivy Investor Services Corp. (MIISC), a wholly owned subsidiary of MIMI, is the transfer agent for the Fund. The Fund pays a monthly fee at an annual rate of $20.75 per open account and $4.25 per account that is closed. In addition, the Fund pays certain out-of-pocket expenses. Such fees and expenses are reflected as Transfer agent in the Statement of Operations.

6. DISTRIBUTION PLANS

     Pursuant to Service and Distribution Plans under Rule 12b-1 of the Investment Company Act of 1940, as amended, the Fund reimburses MIFDI for service fee payments made to brokers at an annual rate of .25% of its average daily net assets. Class B shares are also subject to an ongoing distribution fee at an annual rate of .50% of the average daily net asset value of Class B shares. MIFDI may use such distribution fee for purposes of advertising and marketing shares of the Fund. Such fees are reflected as 12b-1 service and distribution fees in the Statement of Operations.

7. BOARD'S COMPENSATION

     Trustees who are not affiliated with MIMI receive compensation from the Fund, which is reflected as Trustees' fees in the Statement of Operations.

8. CONCENTRATION OF CREDIT RISK

     The Fund primarily invests in debt obligations issued by the State of Florida and its political subdivisions, agencies and public authorities to obtain funds for various public purposes. The Fund is more susceptible to factors adversely affecting issuers of Florida securities than is a municipal bond fund that is not concentrated in these issuers to the same extent.

9. FUND SHARE TRANSACTIONS

     Fund share transactions for both Class A and Class B were as follows:

                                        YEAR ENDED             PERIOD ENDED
                                      JUNE 30, 1995           JUNE 30, 1994*
                                  ----------------------   --------------------
            CLASS A                SHARES      AMOUNT      SHARES      AMOUNT
--------------------------------  --------   -----------   -------   ----------
Sold............................   359,438   $ 3,570,311   231,589   $2,316,454
Issued on reinvestment of
 distributions..................    13,013       129,513       928        9,388
Repurchased.....................  (193,314)   (1,923,908)   (1,681)     (16,967)
                                  --------   -----------   -------   ----------
Net increase....................   179,137   $ 1,775,916   230,836   $2,308,875
                                  ========   ===========   =======   ==========

                                        YEAR ENDED             PERIOD ENDED
                                      JUNE 30, 1995           JUNE 30, 1994*
                                  ----------------------   --------------------
            CLASS B                SHARES      AMOUNT      SHARES      AMOUNT
--------------------------------  --------   -----------   -------   ----------
Sold............................   154,143   $ 1,547,909   153,410   $1,578,734
Issued on reinvestment of
 distributions..................     3,666        36,516       369        3,506
Repurchased.....................   (84,751)     (842,330)       --           --
                                  --------   -----------   -------   ----------
Net increase....................    73,058   $   742,095   153,779   $1,582,240
                                  ========   ===========   =======   ==========

* For the period April 1, 1994 (commencement) to June 30, 1994.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To The Shareholders and
Board of Trustees of
Mackenzie Florida Limited Term Municipal Fund (the Fund)

     We have audited the accompanying statement of assets and liabilities of the Fund, including the schedule of portfolio investments, as of June 30, 1995, and the related statement of operations for the year then ended, the statement of changes in net assets for the period April 1, 1994 (commencement) to June 30, 1994 and the year ended June 30, 1995, and the financial highlights for the periods included therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of June 30, 1995 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Fund as of June 30, 1995, the results of its operations for the year then ended, the changes in its net assets for the period April 1, 1994 (commencement) to June 30, 1994 and the year ended June 30, 1995, and the financial highlights for the periods included therein, in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

Fort Lauderdale, Florida
August 11, 1995

MFLTMF-2-895


DECEMBER 31, 1995                                          [MACKENZIE LOGO]

MACKENZIE
FLORIDA
LIMITED TERM
MUNICIPAL
FUND


------------
SEMI-ANNUAL
REPORT
------------

This report and the financial statements contained herein are submitted for the general information of the share-holders. This report is not authorized for distribution to prospective
investors   unless   preceded  or  accompanied  by  an  effective
prospectus.


Mackenzie Investment
Management Inc.
Via Mizner Financial Plaza
700 South Federal Hwy.
Boca Raton, FL 33432
1-800-456-5111

[PHOTO OF CASTLE]

  Throughout the
    centuries,
the castle keep has
  been a source
of long-range vision
   and strategic
    advantage.

Dear Shareholder:

     Over the latter part of 1995 the municipal bond market remained relatively unchanged as the Federal Reserve sought to manage interest rates and ongoing government budget concerns seemed to dampen investor enthusiasm.
     With time, the spread has narrowed between short-term municipal yields and short-term treasury yields.
     Against this backdrop, Mackenzie Florida Limited Term Municipal Fund has continued to maintain its short-term position. By taking an active management position with the Fund, we followed a disciplined approach in seeking to balance the pursuit of yield with an acceptable level of risk.
     At the same time, we have remained focused on portfolio quality. The emphasis on investment grade bonds continues. As in the past, the Fund manager avoids the purchase of derivative products.
     With respect to 1996 being an election year, we believe that the municipal market has already taken the issue of tax reform, and its impact, into consideration. A further point to be made, is that regardless of what may happen with tax reform most experts feel that it will reflect a more moderate rather than an extreme adjustment.
     We believe that the current interest rate environment, low inflationary pressures and prospects for economic growth will continue to provide the municipal markets with stability and predictability in the future.
     As always we will continue to take an active role in the management of Mackenzie Florida Limited Term Municipal Fund in order to seek as high a yield as possible without compromising our commitment to minimizing risk.

Sincerely,

/s/ Michael G. Landry
Michael G. Landry
President

                    --------------------------------------
                        MACKENZIE FLORIDA LIMITED TERM
                     MUNICIPAL FUND IS PRIMARILY INVESTED
                       IN HIGH QUALITY SHORT-TERM BONDS.
                       THE MANAGER STRESSES NON-CALLABLE
                      BONDS TO PROVIDE THE FUND WITH CALL
                       PROTECTION AND REDUCES VOLATILITY
                    THROUGH DIVERSIFICATION BY ISSUE TYPE,
                     LOCAL GOVERNMENTS AND AGENCY ISSUERS,
                             LOCATION AND PURPOSE.
                    ---------------------------------------


BOARD OF TRUSTEES         OFFICERS                            TRANSFER AGENT                MANAGER
John S. Anderegg, Jr.     Michael G. Landry, President        Mackenzie Ivy Investor        Mackenzie Investment Management Inc.
Paul H. Broyhill          Keith J. Carlson, Vice President    Services Corp.                Boca Raton, FL
Stanley Channick          C. William Ferris,                  P.O. Box 3022
Frank W. DeFriece, Jr.    Secretary/Treasurer                 Boca Raton, FL 33431-0922     DISTRIBUTOR
Roy J. Glauber                                                1-800-777-6472                Mackenzie Ivy Funds
Michael G. Landry         CUSTODIAN                                                         Distribution, Inc.
Joseph G. Rosenthal       Brown Brothers Harriman & Co.       AUDITORS                      Via Mizner Financial Plaza
J. Brendan Swan           Boston, MA                          Coopers & Lybrand L.L.P.      700 South Federal Highway
                                                              Fort Lauderdale, FL           Boca Raton, FL 33432
LEGAL COUNSEL
Dechert Price & Rhoads
Boston, MA

MACKENZIE FLORIDA LIMITED TERM MUNICIPAL FUND
PORTFOLIO OF INVESTMENTS
DECEMBER 31, 1995 (UNAUDITED)

  (UNAUDITED)
    RATINGS
----------------
  MOODY'S/S&P                               MUNICIPAL BONDS AND NOTES -- 91.6%                             PRINCIPAL     VALUE
---------------------------------------------------------------------------------------------------------------------------------
Aa3      AA-      Dade County Florida Educational Facility Authority (St. Thomas University) (NC), 5.25%,
                    01/01/03.............................................................................  $200,000      $209,417
A1       A+       Dade County Florida School District (GO)(NC), 7.00%, 07/01/99..........................   250,000       273,792
Aaa      AA       Florida State Board of Education (GO), 0.00%, 06/01/00 (Pre-refunded)..................   150,000        54,306
Aaa      AAA      Florida State Board of Education (GO), 7.25%, 06/01/00 (Pre-refunded)..................   250,000       285,505
Aaa      AAA      Hillsborough County Florida Port Authority Revenue (NC) (FSA Insured), 5.10%,
                    06/01/03.............................................................................   250,000       260,487
Aaa      AAA      Hillsborough County Florida Utility Revenue (MBIA Insured), 9.75%, 12/01/03 (Escrowed
                    to Maturity).........................................................................   150,000       191,285
Aa1      AA       Jacksonville Florida Electric Authority Revenue, 7.40%, 10/01/01.......................   250,000       267,307
Aaa      AAA      Jacksonville Florida Port Authority (NC)(MBIA Insured), 7.625%, 11/01/02...............   200,000       237,706
Aaa      AAA      Kissimmee Florida Water and Sewer System Revenue (AMBAC Insured) 5.80%, 10/01/02.......   250,000       268,917
Aaa      AAA      Lee County Florida Solid Waste System (MBIA Insured), 6.80%, 10/01/02..................   200,000       226,176
Aaa      AAA      Leon County Florida Capital Improvement Revenue (MBIA Insured) 5.75%,
                    10/01/03 (Escrowed to Maturity)......................................................    50,000        54,391
Aaa      AAA      Orange County Florida (AMBAC Insured), 7.25%, 10/01/00 (Pre-refunded)..................   200,000       230,062
Aaa      AAA      Pasco County Florida School Board (NC) (FSA Insured), 6.10%, 08/01/01..................   250,000       272,912
Aaa      AAA      Port St. Lucie Florida Stormwater Utility, 7.40%, 11/01/00 (Pre-refunded)..............   200,000       228,498
Baa1     A        Puerto Rico Commonwealth (GO)(NC), 5.10%, 07/01/02.....................................   200,000       205,680
Baa1     A        Puerto Rico Commonwealth (GO)(NC), 0.00%, 07/01/04.....................................   100,000        66,746
Baa1     A-       Puerto Rico Electric Power Authority, 6.80%, 07/01/00..................................   250,000       272,855
Baa1     A-       Puerto Rico Municipal Finance Agency (GO), 5.70%, 07/01/03.............................   250,000       263,558
Baa1     A        Puerto Rico Public Buildings Authority Revenue, 6.60%, 07/01/04........................   200,000       221,760
Aaa      AAA      Sunrise Florida Utility System Revenue (AMBAC Insured), 10.25%, 10/01/13...............   200,000       251,822
Aaa      AAA      Volusia County Florida School Board (NC) (FSA Insured), 10.00%, 08/01/00...............   200,000       247,098
                                                                                                                       ----------
                  TOTAL INVESTMENTS -- 91.6% (COST -- $4,459,755)*.......................................               4,590,280
                  OTHER ASSETS, LESS LIABILITIES -- 8.4%.................................................                 423,206
                                                                                                                       ----------
                  NET ASSETS -- 100%.....................................................................              $5,013,486
                                                                                                                       ==========
                  *Cost is approximately the same for Federal income tax purposes.
                  FEDERAL INCOME TAX INFORMATION:
                  At December 31, 1995, net unrealized appreciation based on cost for financial statement and Federal income tax purposes is as follows:
                  Gross unrealized appreciation.....................................................................   $  187,968
                  Gross unrealized depreciation.....................................................................      (57,443)
                                                                                                                       ----------
                  Net unrealized appreciation.......................................................................   $  130,525
                                                                                                                       ==========
                  OTHER INFORMATION:
                  Purchases and sales of municipal securities aggregated $1,291,560 and $2,973,852, respectively, for the period ended December 31, 1995.
                 AMBAC  --   AMBAC Indemnity Corporation
                 FSA    --   Financial Security Association
                 GO     --   General Obligations
                 MBIA   --   Municipal Bond Insurance Association
                 NC     --   Non Callable


                      (See Notes to Financial Statements)



STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 1995 (UNAUDITED)

ASSETS
Investments, at value (identified cost -- $4,459,755)................................................................  $4,590,280
Cash.................................................................................................................     296,649
Receivables
  Interest...........................................................................................................      85,346
  Manager for expense reimbursement..................................................................................      18,635
Deferred organization expenses.......................................................................................      33,799
                                                                                                                       ----------
  Total assets.......................................................................................................   5,024,709
                                                                                                                       ----------
LIABILITIES
Payables:
  Distributions to shareholders......................................................................................       4,571
  Management fee.....................................................................................................       2,374
  12b-1 service and distribution fees................................................................................       1,805
  Administrative services fee........................................................................................         432
  Fund accounting....................................................................................................       1,001
  Transfer agent.....................................................................................................         425
Other accrued expenses and liabilities...............................................................................         615
                                                                                                                       ----------
  Total liabilities..................................................................................................      11,223
                                                                                                                       ----------
NET ASSETS...........................................................................................................  $5,013,486
                                                                                                                       ==========
CLASS A:
Net asset value and redemption price per share ($3,365,205 / 327,320 shares outstanding).............................  $    10.28
                                                                                                                       ==========
Maximum offering price per share ($10.28 x 100 / 97.00)*.............................................................  $    10.60
                                                                                                                       ==========
CLASS B:
Net asset value and offering price per share ($1,648,281 / 160,307 shares outstanding)**.............................  $    10.28
                                                                                                                       ==========
NET ASSETS CONSIST OF:
  Capital paid-in....................................................................................................  $4,877,200
  Accumulated net realized gain on investments.......................................................................       8,906
  Accumulated undistributed net investment loss......................................................................      (3,145)
  Net unrealized appreciation on investments.........................................................................     130,525
                                                                                                                       ----------
NET ASSETS...........................................................................................................  $5,013,486
                                                                                                                       ==========

 *   On sales of more than $25,000 the offering price is reduced.

** Redemption price per share is equal to the net asset value per share less any applicable contingent deferred sales charge.

                      (See Notes to Financial Statements)



STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED DECEMBER 31, 1995 (UNAUDITED)

INVESTMENT INCOME
  Interest...................................................................................................            $138,583
                                                                                                                         --------
EXPENSES
  Management fee.............................................................................................  $15,683
  Transfer agent.............................................................................................    3,045
  Administrative services fee................................................................................    2,851
  Custodian fees.............................................................................................    1,860
  Blue Sky fees..............................................................................................    7,908
  Auditing and accounting fees...............................................................................   14,622
  Shareholder reports........................................................................................    1,558
  Amortization of organization expenses......................................................................    4,858
  Fund accounting............................................................................................    6,643
  Trustees' fees.............................................................................................    2,212
  12b-1 service and distribution fees
    Class A..................................................................................................    4,596
    Class B..................................................................................................    7,599
  Legal......................................................................................................   16,262
  Other......................................................................................................      391
                                                                                                                         --------
                                                                                                                           90,088
  Expenses reimbursed by manager.............................................................................             (57,786)
  Fees paid indirectly.......................................................................................              (1,860)
                                                                                                                         --------
  Net expenses...............................................................................................              30,442
                                                                                                                         --------
Net investment income........................................................................................             108,141
                                                                                                                         --------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS
  Net realized gain on investments...........................................................................              44,284
  Net unrealized appreciation during the year on investments.................................................              73,513
                                                                                                                         --------
    Net gain on investments..................................................................................             117,797
                                                                                                                         --------
Net increase in net assets resulting from operations.........................................................            $225,938
                                                                                                                         ========

                      (See Notes to Financial Statements)


STATEMENT OF CHANGES IN NET ASSETS

                                                                                                        FOR THE
                                                                                                       SIX MONTHS       FOR THE
                                                                                                         ENDED         YEAR ENDED
                                                                                                      DECEMBER 31,      JUNE 30,
                                                                                                      ------------     ----------
                                                                                                         1995*            1995
                                                                                                      ------------     ----------

INCREASE (DECREASE) IN NET ASSETS
Operations:
  Net investment income.............................................................................  $   108,141      $ 280,554
  Net realized gain on investments..................................................................       44,284         46,024
  Net unrealized appreciation during the period on investments......................................       73,513         64,764
                                                                                                      ------------     ----------
    Net increase resulting from operations..........................................................      225,938        391,342
                                                                                                      ------------     ----------
CLASS A:
Distributions from
  Net investment income.............................................................................      (71,624 )     (182,316 )
  Net realized gain.................................................................................      (33,038 )      (25,987 )
                                                                                                      ------------     ----------
    Total distributions to Class A shareholders.....................................................     (104,662 )     (208,303 )
                                                                                                      ------------     ----------
CLASS B:
Distributions from
  Net investment income.............................................................................      (33,670 )      (98,238 )
  Net realized gain.................................................................................      (17,063 )      (15,726 )
                                                                                                      ------------     ----------
    Total distributions to Class B shareholders.....................................................      (50,733 )     (113,964 )
                                                                                                      ------------     ----------
Fund share transactions (Note 10):
  Net increase (decrease) resulting from Fund share transactions
    Class A.........................................................................................     (845,963 )    1,775,916
    Class B.........................................................................................     (681,819 )      742,095
                                                                                                      ------------     ----------
      Net increase (decrease) resulting from Fund share transactions................................   (1,527,782 )    2,518,011
                                                                                                      ------------     ----------
Total increase (decrease) in net assets.............................................................   (1,457,239 )    2,587,086
NET ASSETS
  Beginning of period...............................................................................    6,470,725      3,883,639
                                                                                                      ------------     ----------
  End of period.....................................................................................  $ 5,013,486      $6,470,725
                                                                                                      ==============   ============
Accumulated undistributed net investment loss.......................................................  $    (3,145 )    $  (5,992 )
                                                                                                      ==============   ============


* Unaudited.

                      (See Notes to Financial Statements)



FINANCIAL HIGHLIGHTS

                                                                                                                 FOR THE PERIOD
                                                                            FOR THE SIX         FOR THE           APRIL 1, 1994
                                                                            MONTHS ENDED       YEAR ENDED       (COMMENCEMENT) TO
                                                                            DECEMBER 31,        JUNE 30,            JUNE 30,
CLASS A                                                                     ------------       ----------       -----------------
SELECTED PER SHARE DATA                                                        1995*              1995                1994
                                                                            ------------       ----------       -----------------

Net asset value, beginning of period......................................     $10.16            $10.10              $ 10.00
                                                                               ------          ----------             ------
  Income from investment operations
  Net investment income(a)................................................        .21               .47                  .11
  Net gain on investments (both realized and unrealized)..................        .21               .13                  .10
                                                                               ------          ----------             ------
    Total from investment operations......................................        .42               .60                  .21
                                                                               ------          ----------             ------
  Less distributions from
  Net investment income...................................................        .21               .47                  .11
  Net realized gain.......................................................        .09               .07                   --
                                                                               ------          ----------             ------
    Total distributions...................................................        .30               .54                  .11
                                                                               ------          ----------             ------
Net asset value, end of period............................................     $10.28            $10.16              $ 10.10
                                                                               ======          ==========             ======
Total return(%)...........................................................       4.05(b)           6.14(c)              2.12(b)
RATIOS/SUPPLEMENTAL DATA
Net assets, end of period (in thousands)..................................     $3,365            $4,166              $ 2,331
Ratio of expenses to average daily net assets
  With expense reimbursement and fees paid indirectly(%)(e)...............        .89(d)            .89                  .89(d)
  Without expense reimbursement and fees paid indirectly(%)(e)............       2.98(d)           2.09                 2.87(d)
Ratio of net investment income to average daily net assets(%)(a)..........       3.97(d)           4.56                 4.40(d)
Portfolio turnover rate(%)................................................         48(d)            164                    0(d)


                                                                                                                 FOR THE PERIOD
                                                                            FOR THE SIX         FOR THE           APRIL 1, 1994
                                                                            MONTHS ENDED       YEAR ENDED       (COMMENCEMENT) TO
                                                                            DECEMBER 31,        JUNE 30,            JUNE 30,
CLASS B                                                                     ------------       ----------       -----------------
SELECTED PER SHARE DATA                                                        1995*              1995                1994
                                                                            ------------       ----------       -----------------

Net asset value, beginning of period......................................     $10.16            $10.10              $ 10.00
                                                                               ------          ----------             ------
  Income from investment operations
  Net investment income(a)................................................        .19               .42                  .10
  Net gain on investments (both realized and unrealized)..................        .20               .13                  .10
                                                                               ------          ----------             ------
    Total from investment operations......................................        .39               .55                  .20
                                                                               ------          ----------             ------
  Less distributions from
  Net investment income...................................................        .19               .42                  .10
  Net realized gain.......................................................        .08               .07                   --
                                                                               ------          ----------             ------
    Total distributions...................................................        .27               .49                  .10
                                                                               ------          ----------             ------
Net asset value, end of period............................................     $10.28            $10.16              $ 10.10
                                                                               ======          ==========             ======
Total return(%)...........................................................       3.79(b)           5.61(c)              2.01(b)
RATIOS/SUPPLEMENTAL DATA
Net assets, end of period (in thousands)..................................     $1,648            $2,305              $ 1,553
Ratio of expenses to average daily net assets
  With expense reimbursement and fees paid indirectly(%)(e)...............       1.39(d)           1.39                 1.39(d)
  Without expense reimbursement and fees paid indirectly(%)(e)............       3.48(d)           2.59                 3.37(d)
Ratio of net investment income to average daily net assets(%)(a)..........       3.47(d)           4.06                 3.90(d)
Portfolio turnover rate(%)................................................         48(d)            164                    0(d)
(a)   Net investment income is net of expenses reimbursed by manager.
(b)   Total return represents aggregate total return and does not reflect a sales charge.
(c)   Total return does not reflect a sales charge.
(d)   Annualized.
(e)   Beginning in July 1995, total expenses include fees paid indirectly through an expense offset arrangement.
 *    Unaudited.

                      (See Notes to Financial Statements)

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

     Mackenzie Florida Limited Term Municipal Fund (the Fund) is a series of shares of Mackenzie Series Trust. The shares of beneficial interest are $.001 par value and an unlimited number of shares of Class A and Class B are authorized. Mackenzie Series Trust was organized as a Massachusetts business trust under a Declaration of Trust dated April 22, 1985 and is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles. Preparation of the financial statements includes the use of management estimates.

     a. Securities valuation -- Municipal securities are valued utilizing primarily the latest bid prices or, if bid prices are not available, on the basis of valuation based upon a matrix system (which considers factors such as security prices, yields, maturities and ratings), both as furnished by an independent pricing service approved by the Board of Trustees (the Board).

     b. Securities transactions and investment income -- Securities transactions are accounted for on the trade date. Interest income is accrued on a daily basis. Realized gains and losses from securities transactions are calculated on an identified cost basis.

     c. Federal income taxes -- The Fund is a separate taxable entity and intends to qualify for tax treatment applicable to regulated investment companies under the Internal Revenue Code, as amended, and, among other things, is required to make the requisite distributions to its shareholders which will relieve it from Federal income and excise taxes. Therefore, no provision has been recorded for Federal income or excise taxes.

     d. Distributions to shareholders -- Normally, distributions from net investment income are declared monthly and net realized capital gains, if any, are declared semi-annually. In addition, distributions to Class A shareholders are declared daily at the rate per share of the excess of 12b-1 fees of Class B shares over Class A shares. Distributions are paid at the earlier of redemption or the designated monthly or semi-annual date.

     e. Deferred organization expenses -- Expenses incurred by the Fund in connection with its organization have been deferred and are being amortized on a straight-line basis over a five year period.

     f. Reclassifications -- The timing and characterization of certain income and net capital gain distributions are determined annually in accordance with Federal tax regulations which may differ from generally accepted accounting principles. These differences primarily relate to certain securities sold at a loss. As a result, Net realized gain (loss) on investments for a reporting period may differ significantly in amount and character from distributions during such period. Accordingly, the Fund may periodically make reclassifications among certain of its capital accounts without impacting the net asset value of the Fund.

     g. Fees paid indirectly -- The Fund has an arrangement whereby a certain percentage of quarterly cumulative credits resulting from cash balances on deposit with the custodian are used to offset custody fees, including transaction and out of pocket expenses. For the period, custody fees were reduced by $1,860 under this arrangement.

2.   MANAGEMENT AND DISTRIBUTION

     The Fund pays Mackenzie Investment Management Inc. (MIMI) a monthly management fee at the annual rate of .55% of its average daily net assets.

     Mackenzie Ivy Funds Distribution, Inc. (MIFDI), a wholly owned subsidiary of MIMI, is the underwriter and distributor of the Fund's shares and, as such, purchases shares from the Fund at net asset value to settle orders from investment dealers. For the six months ended December 31, 1995, the net amount of underwriting discount retained by MIFDI was $569.

     If the Fund's total expenses in any fiscal year exceed the permissible limits applicable to the Fund in any state in which its shares are then qualified for sale, MIMI will bear the excess expenses. The most restrictive state expense limitation provision limits a fund's annual expenses (excluding
interest,  taxes,  brokerage  commissions,   extraordinary  expenses  and  other
expenses subject to approval by state securities administrators) to 2.5% of the first $30 million of the average daily net assets; 2.0% of the next $70 million of the average daily net assets; and 1.5% of the remaining average daily net assets. Currently, MIMI voluntarily limits the Fund's total operating expenses (excluding taxes, 12b-1 fees, brokerage commissions, interest, litigation and indemnification expenses, and other extraordinary expenses) to an annual rate of
 .64% of its average daily net assets. The voluntary expense limitation may be terminated or revised at any time. Expenses reimbursed by manager reflected in the Statement of Operations consists of required and voluntary reimbursements of $6,614 and $51,172, respectively.

3.   ADMINISTRATIVE SERVICES

     MIMI provides certain administrative services to the Fund. As compensation for these services, the Fund pays MIMI a monthly fee at the annual rate of .10% of its average daily net assets. Such fee is reflected as Administrative services fee in the Statement of Operations.

4.   FUND ACCOUNTING SERVICES

     MIMI provides certain accounting and pricing services for the Fund. As compensation for those services, the Fund pays MIMI a monthly fee plus telephone, delivery and other out-of-pocket expenses. The monthly fee is based upon the net assets of the Fund at the preceding month end at the following rates: $1,000 when net assets are $20 million and under; $1,500 when net assets are over $20 million to $75 million; $4,000 when net assets are over $75 million to $100 million; and $6,000 when net assets are over $100 million. Such fee and expenses are reflected as Fund accounting in the Statement of Operations.

5.   TRANSFER AGENCY AND SHAREHOLDER SERVICE

     Mackenzie Ivy Investor Services Corp. (MIISC), a wholly owned subsidiary of MIMI, is the transfer and shareholder servicing agent for the Fund. The Fund pays a monthly fee at an annual rate of $20.75 per open account and $4.36 per account that is closed. In addition, the Fund pays certain out-of-pocket expenses. Such fees and expenses are reflected as Transfer agent in the Statement of Operations.

6.   DISTRIBUTION PLANS

     Under Service and Distribution Plans, the Fund reimburses MIFDI for service fee payments made to brokers at an annual rate of .25% of its average daily net assets. Class B shares are also subject to an ongoing distribution fee at an annual rate of .50% of the average daily net asset value of Class B shares. MIFDI may use such distribution fee for purposes of advertising and marketing shares of the Fund. Such fees are reflected as 12b-1 service and distribution fees in the Statement of Operations.

7.   BOARD'S COMPENSATION

     Trustees who are not affiliated with MIMI receive compensation from the Fund, which is reflected as Trustees' fees in the Statement of Operations.

8.   CONCENTRATION OF CREDIT RISK

     The Fund primarily invests in debt obligations issued by the State of Florida and its political subdivisions, agencies and public authorities to obtain funds for various public purposes. The Fund is more susceptible to factors adversely affecting issuers of Florida securities than is a municipal bond fund that is not concentrated in these issuers to the same extent.

9.   SUBSEQUENT EVENT

     On January 1, 1996, under a Plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, approved by the Fund's Board December 2, 1995, the Fund discontinued its practice of declaring daily a dividend to Class A shares at the rate per share of the excess 12b-1 fees of Class B shares over Class A shares. As a result of this change, the net asset value per share of Class A and Class B are expected to differ.

10.  FUND SHARE TRANSACTIONS

     Fund share transactions for both Class A and Class B were as follows:


                                   SIX MONTHS ENDED            YEAR ENDED
                                  DECEMBER 31, 1995          JUNE 30, 1995
                                ----------------------   ----------------------
           CLASS A               SHARES      AMOUNT       SHARES      AMOUNT
------------------------------  --------   -----------   --------   -----------

Sold..........................    16,115   $   164,844    359,438   $ 3,570,311
Issued on reinvestment of
 distributions................     6,426        65,658     13,013       129,513
Repurchased...................  (105,194)   (1,076,465)  (193,314)   (1,923,908)
                                --------   -----------   --------   -----------
Net increase (decrease).......   (82,653)  $  (845,963)   179,137   $ 1,775,916
                                ========== ============= ========== ============




                                    SIX MONTHS ENDED           YEAR ENDED
                                   DECEMBER 31, 1995          JUNE 30, 1995
                                  --------------------    ---------------------
            CLASS B               SHARES      AMOUNT      SHARES       AMOUNT
--------------------------------  -------    ---------    -------    ----------

Sold............................       --    $      --    154,143    $1,547,909
Issued on reinvestment of
 distributions..................    1,889       19,321      3,666        36,516
Repurchased.....................  (68,419)    (701,140)   (84,751)     (842,330)
                                  -------    ---------    -------    ----------
Net increase (decrease).........  (66,530)   $(681,819)    73,058    $  742,095
                                  ========   ===========  ========   ===========


                  VOYAGEUR FLORIDA LIMITED TERM TAX FREE FUND
                      INTRODUCTION TO PROPOSED FUND MERGER
                               DECEMBER 31, 1995

The accompanying unaudited Pro Forma combining Schedule of Investments and Statements of Assets and Liabilities and the Statement of Operations reflect the accounts of the Voyageur Florida Limited Term Tax Free Fund (Voyageur Fund) and the Mackenzie Florida Limited Term Municipal Fund (Mackenzie Fund) at and for the yuear ending December 31, 1995. These statements have been derived from the annual report for the Voyageur Fund, dated December 31, 1995, and the underlying accounting records utilized in calculating the daily net asset values for the year ended December 31, 1995 for the Mackenzie Fund.

VOYAGEUR FLORIDA LIMITED TERM TAX FREE FUND
PROFORMA COMBINING STATEMENTS OF ASSETS AND LIABLILTIES (UNAUDITED)                                    DECEMBER 31, 1995
------------------------------------------------------------------------------------------------------------------------
                                                            VOYAGEUR FLORIDA  MACKENZIE FLORIDA
                                                              LIMITED TERM     LIMITED TERM
                                                              TAX FREE FUND    MUNICIPAL FUND    PRO FORMA    PRO FORMA
                                                            DECEMBER 31, 1995 DECEMBER 31, 1995 ADJUSTMENTS    COMBINED
                                                            ----------------- ----------------- -----------    --------
                ASSETS
Investment in securities, at market value                       $854,931       $4,590,280                     $5,445,211
        (identified cost: $821,038, $4,459,755 and
                $5,280,793, respectively)
Cash in bank on demand deposit                                   123,605         296,649         33,799  (b)     454,053
Accrued interest receivable                                       12,296          85,346                          97,642
Other assets                                                      30,714          52,434        (33,799) (b)      49,349
                                                              ----------      ----------        -------       ----------
        Total Assets                                          $1,021,546      $5,024,709             $0       $6,046,255
                                                              ----------      ----------        -------       ----------

                Liabilities

Payable for securities purchased                                  49,683              --                          49,683
Management fees payable                                               --           2,374                           2,374
Distribution fees payable                                            186           1,805                           1,991
Dividends payable to shareholders                                  6,113           4,571                          10,684
Accrued expenses and other liabilities                            11,850           2,473                          14,323
                                                                --------      ----------        -------       ----------
        Total Liabilities                                         67,832          11,223                          79,055
                                                                --------      ----------        -------       ----------

                Net Assets                                      $953,714      $5,013,486             $0       $5,967,200
                                                                ========      ==========        =======       ==========

Paid in capital                                                 $912,144      $4,877,200                      $5,789,344
Undistributed/(overdistributed) net investment income              7,677          (3,145)                          4,532
Accumulated net realized gain on investments                          --           8,906                           8,906
Net unrealized appreciation of investments                        33,893         130,525                         164,418
                                                                --------      ----------        -------       ----------

                Net Assets                                      $953,714      $5,013,486                      $5,967,200
                                                                ========      ==========        =======       ==========
Net assets applicable to outstanding:
        Class A Shares                                          $859,162      $3,365,205                      $4,224,367
        Class B Shares                                           $40,907      $1,648,281                      $1,689,188
        Class C Shares                                           $53,645              --                         $53,645
Outstanding Shares:
        Class A                                                   81,392         327,320         (8,677) (a)     400,035
        Class B                                                    3,875         160,307         (4,221) (a)     159,961
        Class C                                                    5,083              --                           5,083
Net Asset Value
        Class A (and redemption price)                            $10.56         $10.28                           $10.56
        Class B                                                   $10.56         $10.28                           $10.56
        Class C                                                   $10.55             --                           $10.55


See accompanying notes to financial statements.

(a)  Reflects new shares issued.
(b) Reflects writeoff of organizational costs to Mackenzie Fund to be absorbed by Mackenzie Investment Management, Inc.

VOYAGEUR FLORIDA LIMITED TERM TAX FREE FUND
PROFORMA COMBINING STATEMENTS OF OPERATIONS (UNAUDITIED)
---------------------------------------------------------------------------------------------------------------------------
                                                               VOYAGEUR FLORIDA MACKENZIE FLORIDA
                                                                  LIMITED TERM  LIMITED TERM
                                                                  TAX FREE FUND TAX FREE FUND
                                                                   DECEMBER 31,  DECEMBER 31       PRO FORMA      PRO FORMA
                                                                       1995         1995          ADJUSTMENTS     COMBINED
                                                                     ---------    ---------        -----------    ---------
Investment Income:
        Interest                                                     $  32,584    $ 343,015                       $ 375,599
                                                                     ---------    ---------        -----------    ---------

Expenses:
        Investment advisory and management fees                          2,665       34,835         (9,500) (a)      28,000
        Dividend-disbursing, administrative and accounting
                services fees                                           10,995       26,021        (15,547) (a)      21,469
        Printing, postage and supplies                                   1,052        2,330                           3,382
        Audit and accounting fees                                        2,633       25,107        (22,740) (a)       5,000
        Legal fees                                                         671       16,877        (16,877) (a)         671
        Distribution fees - Class A                                      1,536       10,251                          11,787
        Distribution fees - Class B                                        120       16,752          5,580  (a)      22,452
        Distribution fees - Class C                                        402           --                             402
        Trustee fees                                                       133        3,716         (3,716) (a)         133
        Registration fees                                                  838       14,645                          15,483
        Custodian fees                                                   6,702        1,860                           8,562
        Amortization of organizational costs                             3,300        8,882         (8,882) (a)       3,300
        Other                                                               94        1,409                           1,503
                                                                            --        -----                           -----
                Total expenses                                          31,141      162,685                         193,826
        Less:  Expenses waived or absorbed                             (26,419)     (93,291)        71,682  (a)    (48,028)
                                                                     ---------    ---------        -----------    ---------
        Net expenses before earnings credits on uninvested cash          4,722       69,394                          74,116
        Less:  Earnings credits on uninvested cash                        (111)      (1,860)                         (1,971)
                Total net expenses                                       4,611       67,534                          72,145
                                                                     ---------    ---------        -----------    ---------
                Investment income - net                                 27,973      275,481                         303,454
                                                                     ---------    ---------        -----------    ---------

Realized and unrealized gain on investments:
        Realized gain on security transactions (note 2)                  2,938       77,275                          80,213
        Net change in unrealized appreciation or
                depreciation of investments                             56,693      319,339                         376,032
                                                                     ---------    ---------        -----------    ---------
                        Net gain on investments                         59,631      396,614                         456,245
                                                                     ---------    ---------        -----------    ---------

Net increase in net assets resulting from operations                 $  87,604    $ 672,095             $0        $ 759,699
                                                                     =========    =========         ==========    =========

See accompanying notes to financial statements

(a) Reflects reductions in expenses and expenses waived or absorbed due to elimination of duplicate services.


          NOTES TO PROFORMA COMBINING FINANCIAL STATEMENTS (UNAUDITED)

                               DECEMBER 31, 1995

(1)  GENERAL

     The accompanying unaudited pro forma financial statements are presented to show the effect of the proposed acquisition of Mackenzie Florida Limited Term Municipal Fund (Mackenzie Fund) by Voyageur Florida Limited Term Tax Free Fund (Voyageur Fund), as if such acquisition had taken place as of January 1, 1995.

     Under the terms of the Plan of Reorganization, the combination of Voyageur Fund and Mackenzie Fund will be taxed as a tax free business combination and accordingly will be accounted for by a method of accounting for tax free mergers of investment companies (sometimes referred to as the pooling without restatement method). The acquisition would be accomplished by an acquisition of the net assets of Mackenzie Fund in exchange for shares of Voyageur Fund at net asset value. The statement of assets and liabilities and the related statement of operations of Voyageur Fund and Mackenzie Fund have been combined as of and for the period ended December 31, 1995.

     The accompanying pro forma financial statements should be read in conjunction with the financial statements and schedules of investments of Mackenzie Fund and Voyageur Fund which are included in their respective semi-annual and annual reports dated December 31, 1995 included as an exhibit to this filing.

(2)  SIGNIFICANT ACCOUNTING POLICIES

     Voyageur Fund is a Massachusetts Business Trust, registered under the Investment Company Act of 1940, as amended, as a non-diversified, open-end management investment company.

     The significant accounting policies consistently followed by Voyageur Fund are (a) securities transactions are accounted for on the trade date (b) securities are valued at fair value as determined by the Board of Trustees. Determination of fair value involves, among other things, using pricing services or prices quoted by independent brokers. Short-term investments are valued at amortized cost which approximates market value (c) interest income, including level yield amortization of premium and original issue discount, is accrued daily (d) gains or losses on the sale of securities are calculated by using the specific identification method (e) income, expenses (other than expenses incurred under each class' Distribution Agreement) and realized and unrealized gains or losses on investments are allocated to each class of shares based upon its relative net assets (f) dividends and distributions to shareholders are declared daily and payable monthly (g) Voyageur Fund intends to comply with the requirements of the Internal Revenue Code pertaining to regulated investment companies and to make the required distributions to shareholders; therefore, no provision for Federal income taxes has been made.

(3)  PRO FORMA ADJUSTMENTS

     The accompanying pro forma financial statements reflect changes in fund shares as if the merger had taken place on December 31, 1995. Adjustments made to expenses are for duplicated services that would not have been incurred if the merger took place on January 1, 1995.

(4)  MANAGEMENT AGREEMENT AND TRANSACTIONS WITH AFFILIATED PERSONS

     Voyageur Fund Managers, Inc. (Fund Managers) acts as investment manager of Voyageur Fund. Voyageur Fund pays Fund Managers a management fee calculated at the annual rate of 0.40% of the aggregate average daily net assets. The Voyageur Fund will also pay a fee to Fund Managers for acting as the Voyageur Fund's dividend-disbursing, administrative and accounting services agent. The fee is paid monthly and is equal to the sum of $1.33 per shareholder account per month, a fixed monthly fee ranging from $1,000 to $1,500 based on the level of each fund's average daily net assets and an annualized percentage of average daily net assets at reducing rates from .11% to .02%. All fees are calculated daily and paid monthly.

(5)  CAPITAL SHARES

     The pro forma net asset value per share assumes the issuance of additional shares of Voyageur Fund which would have been issued at December 31, 1995 in connection with the proposed reorganization. The pro forma number of shares outstanding of 400,035 Class A Shares, 159,961 Class B Shares and 5,083 Class C Shares, consists of 318,643 additional Class A Shares and 156,086 additional Class B Shares from the Mackenzie Fund, all of which are assumed to be issued in the reorganization plus 81,392 Class A Shares, 3,875 Class B Shares and 5,083 Class C Shares of Voyageur Fund outstanding at December 31, 1995.


                                                  VOYAGEUR FLORIDA LIMITED TERM TAX FREE FUND

                                                  PROFORMA COMBINING SCHEDULE OF INVESTMENTS

                                                       DECEMBER 31, 1995 (UNAUDITED)

                                                                                          FACE AMOUNT ((000'S) HISTORICAL)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                              VOYAGEUR       MACKENZIE
                                                                                              FLORIDA        FLORIDA
                                                                               COUPON       LIMITED TERM   LIMITED TERM
SECURITY                                                                        RATE        TAX FREE FUND  TAX FREE FUND   COMBINED
-----------------------------------------------------------------------------------------------------------------------------------
Boyton Beach Water & Sewer (AMBAC Insured)                                      7.40 %         $50                           $50
Dade County U of N Miami Education Facility (MBIA Insured)                      7.10            25                            25
Manatee County Water & Sewer                                                    6.80            25                            25
East County Water (Lee County Drain Revenue)                                    5.45            25                            25
Orlando Waste Water System Revenue (AMBAC Insured)                              4.70            25                            25
Pensacola Gas Revenue (AMBAC Insured)                                           4.63            50                            50
St. Lucie County Special Asset Revenue                                          5.60           100                           100
Tallahassee Utilities System Revenue                                            5.50            50                            50
Volusia County School Board COP (FSA Insured)                                   5.10            25                            25
Broward County Airport System Revenue (AMBAC Insured)                           4.70            25                            25
Orange & Orlando County Expressway (FGIC Insured)                               4.70            25                            25
Orlando Aviation Airport Revenue (AMBAC Insured)                                5.90            25                            25
East County Water (Lee County Drain Revenue)                                    5.45            25                            25
Dade County Health Facility Authority (AMBAC Insured)                           6.10            25                            25
Leesburg Regional Medical Center                                                5.30            50                            50
Palm Beach County (Good Samaritan Health Systems)                               5.70            50                            50
Palm Beach County (Good Samaritan Health Systems)                               6.00            25                            25
Sarasota Health Facility Authority Revenue                                      5.50 (c)        50                            50
Escambia County Housing Finance Authority                                       5.75            25                            25
Brevard County Sales Tax Revenue (MBIA Insured)                                 5.20            25                            25
Florida Department of General Services (MBIA Insured)                           4.50           100                           100
Orlando Capital Improvement Special Revenue                                     5.50            25                            25
Dade County Florida Educational Facility Authority (St. Thomas University)      5.25                          200            200
Dade County Florida School District (GO)                                        7.00                          250            250
Florida State Board of Education (GO) (Pre-refunded)                            0.00                          150            150
Florida State Board of Education (GO) (Pre-refunded)                            7.25                          250            250
Hillsborough County Florida Port Authority Revenue (NC) (FSA Insured)           5.10                          250            250
Hillsborough County Florida Utility Revenue (MBIA Insured)                      9.75                          150            150
Jacksonville Florida Electric Authority Revenue                                 7.40                          250            250
Jacksonville Florida Port Authority (MBIA Insured)                              7.63                          200            200
Kissimmee Florida Water & Sewer System Revenue (AMBAC Insured)                  5.80                          250            250
Lee County Florida Solid Waste System (MBIA Insured)                            8.80                          200            200
Leon County Florida Capital Improvement Revenue (MBIA Insured)                  5.75                           50             50
Orange County Florida (AMBAC Insured)                                           7.25                          200            200
Pasco County Florida School Board (FSA Insured)                                 6.10                          250            250
Port St. Lucie Florida Stormwater Utility                                       7.40                          200            200
Puerto Rico Commonwealth (GO)                                                   5.10                          200            200
Puerto Rico Commonwealth (GO)                                                   0.00                          100            100
Puerto Rico Electric Power Authority                                            6.80                          250            250
Puerto Rico Municipal Finance Agency (GO)                                       5.70                          250            250
Puerto Rico Public Buildings Authority Revenue                                  6.60                          200            200
Florida State Board of Education (GO) (Pre-refunded)                            7.25                          250            250
Hillsborough County Florida Port Authority Revenue (NC) (FSA Insured)           5.10                          250            250
Hillsborough County Florida Utility Revenue (MBIA Insured)                      9.75                          150            150
Jacksonville Florida Electric Authority Revenue                                 7.40                          250            250
Jacksonville Florida Port Authority (MBIA Insured)                              7.63                          200            200
Sunrise Florida Utility System Revenue (AMBAC Insured)                         10.25                          200            200
Volusia County Florida School Board (FSA Insured)                              10.00                          200            200
                                                                                              ----         ------         ------
     Total Investment in Securities (cost: $5,280,793) (b)                                    $825         $4,250         $5,075
                                                                                              ====         ======         ======

                                                  VOYAGEUR FLORIDA LIMITED TERM TAX FREE FUND

                                                  PROFORMA COMBINING SCHEDULE OF INVESTMENTS

                                                       DECEMBER 31, 1995 (UNAUDITED)

                                                                                    MARKET VALUE (HISTORICAL)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                    VOYAGEUR        MACKENZIE
                                                                                   FLORIDA          FLORIDA
                                                                                  LIMITED TERM    LIMITED TERM
                                                                                TAX FREE FUND(a) TAX FREE FUND(a)      COMBINED(a)
---------------------------------------------------------------------------------------------------------------------------------
Boyton Beach Water & Sewer (AMBAC Insured)                                        $57,547                               $57,547
Dade County U of N Miami Education Facility (MBIA Insured)                         28,876                                28,876
Manatee County Water & Sewer                                                       27,619                                27,619
East County Water (Lee County Drain Revenue)                                       26,366                                26,366
Orlando Waste Water System Revenue (AMBAC Insured)                                 25,134                                25,134
Pensacola Gas Revenue (AMBAC Insured)                                              49,727                                49,727
St. Lucie County Special Asset Revenue                                            101,500                               101,500
Tallahassee Utilities System Revenue                                               52,227                                52,227
Volusia County School Board COP (FSA Insured)                                      25,021                                25,021
Broward County Airport System Revenue (AMBAC Insured)                              25,257                                25,257
Orange & Orlando County Expressway (FGIC Insured)                                  25,000                                25,000
Orlando Aviation Airport Revenue (AMBAC Insured)                                   27,277                                27,277
East County Water (Lee County Drain Revenue)                                       26,366                                26,366
Dade County Health Facility Authority (AMBAC Insured)                              27,284                                27,284
Leesburg Regional Medical Center                                                   50,058                                50,058
Palm Beach County (Good Samaritan Health Systems)                                  53,124                                53,124
Palm Beach County (Good Samaritan Health Systems)                                  27,119                                27,119
Sarasota Health Facility Authority Revenue                                         49,375                                49,375
Escambia County Housing Finance Authority                                          25,963                                25,963
Brevard County Sales Tax Revenue (MBIA Insured)                                    25,991                                25,991
Florida Department of General Services (MBIA Insured)                              98,654                                98,654
Orlando Capital Improvement Special Revenue                                        25,812                                25,812
Dade County Florida Educational Facility Authority (St. Thomas University)                            209,417           209,417
Dade County Florida School District (GO)                                                              273,792           273,792
Florida State Board of Education (GO) (Pre-refunded)                                                  54,306             54,306
Florida State Board of Education (GO) (Pre-refunded)                                                  285,505           285,505
Hillsborough County Florida Port Authority Revenue (NC) (FSA Insured)                                 260,487           260,487
Hillsborough County Florida Utility Revenue (MBIA Insured)                                            191,285           191,285
Jacksonville Florida Electric Authority Revenue                                                       267,307           267,307
Jacksonville Florida Port Authority (MBIA Insured)                                                    237,706           237,706
Kissimmee Florida Water & Sewer System Revenue (AMBAC Insured)                                        268,917           268,917
Lee County Florida Solid Waste System (MBIA Insured)                                                  226,176           226,176
Leon County Florida Capital Improvement Revenue (MBIA Insured)                                         54,391            54,391
Orange County Florida (AMBAC Insured)                                                                 230,062           230,062
Pasco County Florida School Board (FSA Insured)                                                       272,912           272,912
Port St. Lucie Florida Stormwater Utility                                                             228,498           228,498
Puerto Rico Commonwealth (GO)                                                                         205,680           205,680
Puerto Rico Commonwealth (GO)                                                                          66,746            66,746
Puerto Rico Electric Power Authority                                                                  272,855           272,855
Puerto Rico Municipal Finance Agency (GO)                                                             263,558           263,558
Puerto Rico Public Buildings Authority Revenue                                                        221,760           221,760
Florida State Board of Education (GO) (Pre-refunded)                                                  285,505           285,505
Hillsborough County Florida Port Authority Revenue (NC) (FSA Insured)                                 260,487           260,487
Hillsborough County Florida Utility Revenue (MBIA Insured)                                            191,285           191,285
Jacksonville Florida Electric Authority Revenue                                                       267,307           267,307
Jacksonville Florida Port Authority (MBIA Insured)                                                    237,706           237,706
Sunrise Florida Utility System Revenue (AMBAC Insured)                                                251,822           251,822
Volusia County Florida School Board (FSA Insured)                                                     247,098           247,098
                                                                                 --------          ----------        ----------
     Total Investment in Securities (cost: $5,280,793) (b)                       $854,931          $4,590,280        $5,445,211
                                                                                 ========          ==========        ==========


                  VOYAGEUR FLORIDA LIMITED TERM TAX FREE FUND

                       NOTES TO INVESTMENTS IN SECURITIES

(a) Securities are valued by procedures described in note 2 to the financial statements.

(b) Also represents the cost of securities for federal income tax purposes. The aggregate gross unrealized appreciation and depreciation of securities based on this cost were as follows:

                                             Gross           Gross           Net
                                           Unrealized      Unrealized     Unrealized
                                          Appreciation    Depreciation   Appreciation
                                          ------------    ------------   ------------
     Florida Limited Term Tax Free Fund     $221,910        ($57,492)      $164,418

(c) At December 31, 1995, the cost of securities purchased on a when issued basis was $49,424.
                                     PART C

                                OTHER INFORMATION

ITEM 15. INDEMNIFICATION.

         Incorporated by reference to Post-Effective Amendment No. 2 to the Registrant's Registration
Statement on Form N-1A, File  No. 33-75112, filed March 1, 1995.

ITEM 16. EXHIBITS.

     1    Agreement and Declaration of Trust (a)

     2    Bylaws (a)

     3    Not applicable

     4 Agreement and Plan of Reorganization is attached as Exhibit A to the Prospectus/Proxy Statement included in Part A of this Registration Statement on Form N-14.

     5    See #1 above

     6    Investment Advisory Agreement (b)

     7.1  Distribution Agreement (b)

     7.2  Form of Dealer Sales Agreement (a)

     7.3  Form of Bank Agreement (a)

     8    Not applicable

     9    Custodian Agreement (b)

     10   Plan of Distribution (b)

     11 Opinion and Consent of Dorsey & Whitney LLP with respect to the legality of the securities*

     12 Opinion and Consent of Dorsey & Whitney LLP with respect to tax matters *

     13   Not applicable

     14.1 Consent of KPMG Peat Marwick LLP *

     14.2 Consent of Coopers & Lybrand L.L.P. *

     15   Not applicable

     16   Power of Attorney *

     17.1 Rule 24f-2 Election of Registrant *

     17.2 Form of Class A share proxy card *

     17.3 Form of Class B share proxy card *
_______________________________
* Filed herewith.

(a)  Incorporated  by  reference  to  Pre-Effective   Amendment  No.  1  to  the
     Registrant's Registration Statement, File No. 33-75112, on Form N-1A filed on April 20, 1994.

(b) Incorporated by reference to Post-Effective Amendment No. 2 to the Registrant's Registration Statement, File No. 33-75112, on Form N-1A filed on March 1, 1995.

(c) Incorporated by reference from Post-Effective Amendment No. 6 to the Registration Statement of Voyageur Tax Free Funds, Inc., File No. 2-87910, on Form N-1A filed on March 1, 1995.

ITEM 17. UNDERTAKINGS.

     (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.


                                   SIGNATURES


     As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of Minneapolis, State of Minnesota, on the /s/26th day of /s/March 1996.

                                        VOYAGEUR INVESTMENT TRUST II



                                        By /S/ John G. Taft
                                           ---------------------------
                                               John G. Taft, President


       Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


SIGNATURE                    TITLE                            DATE


/s/John G. Taft
--------------------         President(Principal              /s/March 26, 1996
John G. Taft                 Executive Officer)

/s/Kenneth R. Larsen
--------------------         Treasurer (Principal             /s/March 26, 1996
Kenneth R. Larsen            Financial and Accounting
                             Officer)

James W. Nelson*             Trustee

Clarence G. Frame*           Trustee

Robert J. Odegard*           Trustee

Richard F. McNamara*         Trustee

Thomas F. Madison*           Trustee



/s/Thomas J. Abood           Attorney-in-Fact                 /s/March 26, 1996
 -------------------